As filed with the Securities and Exchange Commission on April 13, 2006
Securities Act File No. 333-130326

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

COMPASS DIVERSIFIED TRUST
(Exact name of Registrant as specified in charter)

Delaware	7363	57-6218917
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

COMPASS GROUP DIVERSIFIED HOLDINGS LLC
(Exact name of Registrant as specified in its charter)

Delaware	7363	20-3812051
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Sixty One Wilton Road
Second Floor
Westport, CT 06880
(203) 221-1703
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
I. Joseph Massoud
Chief Executive Officer
Compass Group Diversified Holdings LLC
Sixty One Wilton Road
Second Floor
Westport, CT 06880
(203) 221-1703
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven B. Boehm Cynthia M. Krus Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, DC 20004 (202) 383-0100 (202) 637-3593 — Facsimile	Ralph F. MacDonald, III Michael P. Reed Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309 (404) 881-7000 (404) 253-8272 — Facsimile
Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated April 13, 2006
PRELIMINARY PROSPECTUS
14,000,000 Shares
Each Share Represents One Beneficial Interest in the Trust
          We are making an initial public offering of 14,000,000 shares of Compass Diversified Trust, which we refer to as the trust. Each share of the trust represents one undivided beneficial interest in the trust property. The purpose of the trust is to hold 100% of the trust interests of Compass Group Diversified Holdings LLC, which we refer to as the company. Each beneficial interest in the trust corresponds to one trust interest of the company. Compass Group Management LLC, which we have engaged as our manager, owns 100% of the allocation interests of the company.
          Compass Group Investments, Inc., through its wholly owned subsidiary, and Pharos I LLC, an affiliate of our manager, have each agreed to purchase, in separate private placement transactions to close in conjunction with the closing of this offering, a number of shares in the trust having an aggregate purchase price of approximately $86 million and $4 million, respectively, at a per share price equal to the initial public offering price (which will be approximately 5,733,333 shares and 266,667 shares, respectively, assuming the initial public offering price per share is $15.00, the mid-point of the expected public offering price range set forth below).
          The underwriters will reserve up to 100,000 shares for sale pursuant to a directed share program.
          We expect the initial public offering price to be between $14.00 and $16.00 per share. Currently, no public market exists for the shares. We have applied to have the shares quoted on the Nasdaq National Market under the symbol “CODI”.
Investing in the shares involves risks. See the section entitled “Risk Factors” beginning on page 15 of this prospectus for a discussion of the risks and other information that you should consider before making an investment in our securities.

	Per Share	Total

Public offering price	$	$
Underwriting discount and commissions*	$	$
Proceeds, before expenses, to us	$	$

*	Includes the financial advisory fee payable solely to Ferris, Baker Watts, Incorporated of $0.0375 per share for a total fee of approximately $525,000 assuming the initial public offering price per share is $15.00.
          The underwriters may also purchase up to an additional 2,100,000 shares from us at the public offering price, less the underwriting discount and commissions, including the financial advisory fee, within 30 days from the date of this prospectus to cover overallotments.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
          We expect to deliver the shares to the underwriters for delivery to investors on or about May      , 2006.

Book Runner
Ferris, Baker Watts
Incorporated

BB&T Capital Markets a division of Scott & Stringfellow, Inc.	J.J.B. Hilliard, W.L. Lyons, Inc.
Oppenheimer & Co.	Sanders Morris Harris

Ladenburg Thalmann & Co. Inc.	Maxim Group LLC
The date of this prospectus is                     , 2006

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We, and the underwriters, are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.
      In this prospectus, we rely on and refer to information and statistics regarding market data and the industries of the businesses we will own that are obtained from internal surveys, market research, independent industry publications and other publicly available information, including publicly available information regarding public companies. The information and statistics are based on industry surveys and our manager’s and its affiliates’ experience in the industry.
      This prospectus contains forward-looking statements that involve substantial risks and uncertainties as they are not based on historical facts, but rather are based on current expectations, estimates, projections, beliefs and assumptions about our businesses and the industries in which they operate. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. You should not place undue reliance on any forward-looking statements, which apply only as of the date of this prospectus.

NOTICE TO RESIDENTS OF THE UNITED KINGDOM
      WE HAVE NOT PREPARED OR FILED, AND WILL NOT PREPARE OR FILE, IN THE UNITED KINGDOM AN APPROVED PROSPECTUS (WITHIN THE MEANING OF SECTION 85 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED (“FSMA”)) REGARDING THE SHARES OF THE TRUST. ACCORDINGLY, THE SHARES OF THE TRUST ARE NOT BEING OFFERED AND MAY NOT BE OFFERED OR RESOLD TO PERSONS IN THE UNITED KINGDOM EXCEPT (I) TO PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING, OR DISPOSING OF INVESTMENTS (AS PRINCIPAL OR AGENT) FOR THE PURPOSES OF THEIR BUSINESSES OR (II) IN CIRCUMSTANCES THAT WILL NOT CONSTITUTE OR RESULT IN AN OFFER OF TRANSFERABLE SECURITIES TO THE PUBLIC IN THE UNITED KINGDOM WITHIN THE MEANING OF SECTION 102B FSMA. THE DISTRIBUTION (WHICH TERM SHALL INCLUDE ANY FORM OF COMMUNICATION) OF THIS DOCUMENT IS RESTRICTED PURSUANT TO SECTION 21 (RESTRICTIONS ON FINANCIAL PROMOTION) OF FSMA. IN RELATION TO THE UNITED KINGDOM, THIS DOCUMENT IS ONLY DIRECTED AT, AND MAY ONLY BE DISTRIBUTED TO (I) PERSONS WHO ARE “INVESTMENT PROFESSIONALS” WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE “FINANCIAL PROMOTION ORDER”), (II) RECIPIENTS CLASSED AS A HIGH NET WORTH COMPANY, UNINCORPORATED ASSOCIATION, ETC., IN ACCORDANCE WITH ARTICLE 49 OF THE FINANCIAL PROMOTION ORDER, AND (III) PERSONS WHO MAY OTHERWISE LAWFULLY RECEIVE IT AS EXEMPT RECIPIENTS UNDER THE FINANCIAL PROMOTION ORDER. THIS DOCUMENT MUST NOT BE ISSUED OR PASSED TO ANY OTHER PERSON IN THE UNITED KINGDOM.

PROSPECTUS SUMMARY
      This summary highlights selected information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read this entire prospectus carefully, including the “Risk Factors” section and the pro forma condensed combined financial statements, the financial statements of our initial businesses and the notes relating thereto and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Unless we tell you otherwise, the information set forth in this prospectus assumes that the underwriters have not exercised their overallotment option. Further, unless the context otherwise indicates, numbers in this prospectus have been rounded and are, therefore, approximate.
      Compass Diversified Trust, which we refer to as the trust, will acquire and own its businesses through a Delaware limited liability company, Compass Group Diversified Holdings LLC, which we refer to as the company. Except as otherwise specified, references to “Compass Diversified,” “we,” “us” and “our” refer to the trust and the company and the initial businesses together. An illustration of our proposed structure is set forth in the diagram on page 7 of this prospectus. See the section entitled “Description of Shares” for more information about certain terms of the shares, trust interests and allocation interests.
Overview
      We have been formed to acquire and manage a group of small to middle market businesses with stable and growing cash flows that are headquartered in the United States. Through our structure, we offer investors an opportunity to participate in the ownership and growth of businesses that traditionally have been owned and managed by private equity firms, private individuals or families, financial institutions or large conglomerates. Through the acquisition of a diversified group of businesses with these characteristics, we also offer investors an opportunity to diversify their own portfolio risk while participating in the ongoing cash flows of those businesses through the receipt of distributions.
      We will seek to acquire controlling interests in businesses that we believe operate in industries with long-term macroeconomic growth opportunities, and that have positive and stable earnings and cash flows, face minimal threats of technological or competitive obsolescence and have strong management teams largely in place. We believe that private company operators and corporate parents looking to sell their businesses will consider us an attractive purchaser of their businesses.
      Approximately $312 million of the net proceeds of this offering, the separate private placement transactions and the initial borrowings of the company under our proposed third party credit facility will be used to acquire controlling interests in and provide debt financing to the following businesses, which we refer to as the initial businesses, from certain subsidiaries of Compass Group Investments, Inc., which we refer to as CGI, its subsidiaries and certain minority owners of each initial business:

•	CBS Personnel Holdings, Inc. and its consolidated subsidiaries, which we refer to as CBS Personnel, a human resources outsourcing firm;

•	Crosman Acquisition Corporation and its consolidated subsidiaries, which we refer to as Crosman, a recreational products company;

•	Compass AC Holdings, Inc. and its consolidated subsidiary, which we refer to as Advanced Circuits, an electronic components manufacturing company; and

•	Silvue Technologies Group, Inc. and its consolidated subsidiaries, which we refer to as Silvue, a global hardcoatings company.

      We believe that our initial businesses operate in strong markets and have defensible market shares and long-standing customer relationships. Importantly, we also believe that our initial businesses will produce positive and stable earnings and cash flows, enabling us to make regular quarterly distributions to our shareholders, regardless of potential future acquisitions.
      As a result of this transaction, CGI will receive proceeds of approximately $147.7 million. Through a subsidiary, CGI Diversified Holdings, LP, CGI has agreed to invest $86 million in the shares pursuant to a private placement transaction to close in conjunction with the closing of the offering. These shares will be purchased at the initial public offering price. As a result of this investment, immediately following the offering, CGI will own approximately 28.7% of our shares. CGI has indirectly held a controlling interest in each of the initial businesses for varying periods of time as described herein, and the total gain to CGI on the sale of these businesses to us will be approximately $75.8 million. Following this acquisition, CGI will continue to hold interests in various unrelated businesses. CGI is indirectly owned by The Kattegat Trust, whose sole beneficiary is a philanthropic foundation mandated by the late J. Torben Karlshoej, the founder of Teekay Shipping Corporation. Teekay Shipping Corporation is the world’s largest crude oil and petroleum product marine transportation company with 16 worldwide offices and in excess of $2.5 billion in market capitalization.
      We have applied to have the shares quoted on the Nasdaq National Market under the symbol “CODI.”
Our Manager
      The company’s board of directors will engage Compass Group Management LLC, who we refer to as our manager, to manage the day-to-day operations and affairs of the company, oversee the management and operations of our businesses and to perform certain other services for us. We believe our affiliation with our manager will be a critical factor in our ability to execute our strategy and meet our goals of growing shareholder distributions and increasing shareholder value.
      Our manager is controlled by Mr. I. Joseph Massoud, our Chief Executive Officer. Our manager will initially consist of at least eight experienced professionals, which we refer to as our management team. See section entitled “Our Manager — Key Personnel of Our Manager” for a description of our manager’s key employees. Our management team has worked together since 1998 and has overseen, on behalf of CGI, the acquisition, building and management of ten separate platform businesses, including our initial businesses, during that period. Under the guidance of our management team, these businesses have collectively experienced significant growth in revenues and cash flows. Collectively, our management team has approximately 74 years of experience in acquiring and managing small and middle market businesses and has overseen the acquisition of over 100 businesses during that time.
      We believe our manager is unique in the marketplace in terms of the success and experience of its employees in acquiring and managing diverse businesses of the size and general nature of our initial businesses. We believe this experience will provide us with a significant advantage in executing our overall strategy. CGI Diversified Holdings, LP and Sostratus LLC, an entity owned by our management team and controlled by Mr. Massoud, will each own non-managing interests in our manager. Mr. Massoud also controls Pharos I LLC, which we refer to as Pharos, an entity that is owned by our management team. Pharos has agreed to invest approximately $4 million in shares, representing approximately 1.3% of the shares outstanding after the offering, pursuant to a private placement transaction to close in conjunction with the closing of this offering. These shares will be purchased at the initial public offering price. See the section entitled “Certain Relationships and Related Party Transactions” for more information about this purchase.
      The company and our manager will enter into a management services agreement pursuant to which we will pay our manager, for services performed by our manager, a quarterly management fee equal to

0.5% (2.0% annualized) of the company’s adjusted net assets. The management fee will be subject to offset pursuant to fees paid to our manager by our businesses under management services agreements that our manager intends to enter into with, or be assigned with respect to, our businesses, which we refer to as offsetting management services agreements. See the sections entitled “Management Services Agreement” and “Our Manager — Our Relationship With Our Manager — Our Manager as a Service Provider — Management Fee” for more information about the terms of our management services agreement and the calculation of the management fee, respectively. The company’s board of directors will have the ability to terminate its relationship with our manager only under certain limited circumstances.
      The company’s Chief Executive Officer and Chief Financial Officer will be employees of our manager and will be seconded to the company, which means that these employees will be assigned by our manager to work for the company during the term of the management services agreement. Neither the trust nor the company will initially have any other employees. Although our Chief Executive Officer and Chief Financial Officer will be employees of our manager, they will report directly to the company’s board of directors.
      The management fee paid to our manager will cover all overhead expenses related to the services performed by our manager pursuant to the management services agreement, including the compensation of our Chief Executive Officer and other seconded personnel providing services to us. In addition, the management fee will cover all expenses incurred by our manager, which can be significant, in the identification, evaluation, management, performance of due diligence on, negotiation and oversight of potential acquisitions with respect to which the company (or our manager on behalf of the company) fails to submit an indication of interest or letter of intent to pursue such acquisition. These expenses may also include expenses related to travel, marketing and attendance at industry events and the retention of outside service providers. In addition, the company will not be obligated or responsible for reimbursing our manager for costs and expenses incurred by our manager in connection with the identification, evaluation, management, performance of due diligence on, negotiating and oversight of an acquisition by the company if such acquisition is actually consummated and the business so acquired entered into a transaction services agreement with our manager providing for the reimbursement of such costs and expenses by such business. However, the company will reimburse our manager for the compensation and other costs and expenses of our Chief Financial Officer and his staff, as approved by our compensation committee, and any other out-of-pocket expenses incurred by our manager in connection with performing services under the management services agreement. See the sections entitled “Management” and “Management Services Agreement” for more information about the secondment of our Chief Executive Officer and Chief Financial Officer and “Our Manager — Our Relationship With Our Manager — Our Manager as a Service Provider — Reimbursement of Expenses” for more information about the reimbursement of expenses to our manager.
      Our manager owns 100% of the allocation interests of the company, which generally will entitle our manager to receive a 20% profit allocation as a form of equity incentive, subject to the company’s profits with respect to a business exceeding an annualized hurdle rate of 7%, which hurdle is tied to such business’ growth relative to our consolidated net equity. See the section entitled “Our Manager — Our Relationship With Our Manager — Our Manager as an Equity Holder  — Manager’s Profit Allocation” for more information about the calculation of the profit allocation to be paid to our manager. In addition, we intend to enter into a supplemental put agreement with our manager pursuant to which our manager shall have the right, subject to certain conditions, to cause the company to purchase the allocation interests then owned by our manager upon termination of the management services agreement for a price to be determined in accordance with the supplemental put agreement, which we refer to as the put price. See the section entitled “Our Manager  — Supplemental Put Agreement” for more information about the supplemental put agreement. The management fee, profit allocation and put price will be obligations of the company and, as a result, will be paid, along with other company obligations, prior to the payment of distributions to shareholders.

Our Strategy
      We will seek to acquire and manage small to middle market businesses, which we characterize as those that generate annual cash flow of up to $40 million. We believe that the merger and acquisition market for small to middle market businesses is highly fragmented and provides opportunities to purchase businesses at attractive prices. We also believe, and our management team has historically found, that significant opportunities exist to improve the performance and augment the management teams of these businesses upon their acquisition.
      Our goal is to grow distributions to our shareholders steadily over time and to increase shareholder value. In attempting to accomplish this, we will first, focus on growing the earnings and cash flow from the initial businesses that we manage. We believe that the scale and scope of our initial businesses give us a diverse base of cash flow from which to further build the company. Importantly, we believe that our initial businesses alone will allow us to generate distributions to our shareholders, independent of whether we acquire any additional businesses in the future. Second, we intend to identify, perform due diligence on, negotiate and consummate additional platform acquisitions of small to middle market businesses in attractive industry sectors.

Management Strategy
      Our management strategy involves the financial and operational management of the businesses that we own in a manner that seeks to grow earnings and cash flow and, in turn, to grow distributions to our shareholders and to increase shareholder value. In general, our manager will oversee and support the management teams of each of our businesses by, among other things:

•	recruiting and retaining talented managers to operate our businesses by using structured incentive compensation programs, including minority equity ownership, tailored to each business;

•	regularly monitoring financial and operational performance, instilling consistent financial discipline, and supporting management in the development and implementation of information systems to effectively achieve these goals;

•	assisting management in their analysis and pursuit of prudent organic growth strategies;

•	identifying and working with management to execute on attractive external growth and acquisition opportunities; and

•	forming strong subsidiary level boards of directors to supplement management in their development and implementation of strategic goals and objectives.

Acquisition Strategy
      Our acquisition strategy involves the acquisition of businesses in various industries that we expect will produce positive and stable earnings and cash flow, as well as achieve attractive returns on our investment. In so doing, we expect to benefit from our manager’s ability to identify diverse acquisition opportunities in a variety of industries, perform diligence on and value such target businesses, and negotiate the ultimate acquisition of those businesses. We believe our management team has a successful track record of acquiring and managing small to middle market businesses, including our initial businesses. We also believe that in compiling this track record, our management team has been able both to access a wide network of sources of potential acquisition opportunities and to successfully navigate a variety of complex situations surrounding acquisitions, including corporate spin-offs, transitions of family-owned businesses, management buy-outs and reorganizations.
      In addition to acquiring businesses, we expect to also sell businesses that we own from time to time when attractive opportunities arise. Our decision to sell a business will be based on our belief that the return on the investment to our shareholders that would be realized by means of such a sale is more favorable than the returns that may be realized through continued ownership. Our acquisition and disposition of businesses will be consistent with the guidelines to be established by the company’s board of directors from time to time.
Summary of Our Initial Businesses
      We will use the net proceeds from this offering, the separate private placement transactions and our initial borrowing under our third party credit facility to acquire controlling interests in and make loans to our initial businesses. A summary of our initial businesses is as follows:

Human Resources Outsourcing Firm
      CBS Personnel, headquartered in Cincinnati, Ohio, is a provider of temporary staffing services in the United States. In order to provide its 3,500 clients with tailored staffing services to fulfill their human resources needs, CBS Personnel also offers employee leasing services, permanent staffing and temporary-to-permanent placement services. Currently, CBS Personnel operates 132 branch locations in various cities in 16 states. CBS Personnel and its subsidiaries have been associated with quality service in their markets for more than 30 years.

Recreational Products Company
      Crosman, headquartered in East Bloomfield, New York, was one of the first manufacturers of airguns and is a manufacturer and distributor of recreational airgun products and related products and accessories. The Crosman® brand is one of the pre-eminent names in the recreational airgun market and is widely recognized in the broader outdoor sporting goods industry. Crosman’s products are sold in over 6,000 retail locations worldwide through approximately 500 retailers, which include mass market and sporting goods retailers.

Electronic Components Manufacturing Company
      Advanced Circuits, headquartered in Aurora, Colorado, is a provider of prototype and quick-turn printed circuit boards, or PCBs, throughout the United States. PCBs are a vital component to all electronic equipment supply chains as PCBs serve as the foundation for virtually all electronic products. The prototype and quick-turn portions of the PCB industry are characterized by customers requiring high levels of responsiveness, technical support and timely delivery. Advanced Circuits meets this market need by manufacturing and delivering custom PCBs in as little as 24 hours, providing its over 4,000 customers with approximately 98.0% error-free production and real-time customer service and product tracking 24 hours per day.

Global Hardcoatings Company
      Silvue, headquartered in Anaheim, California, is a developer and producer of proprietary, high performance liquid coating systems used in the high-end eyewear, aerospace, automotive and industrial markets. Silvue’s patented coating systems can be applied to a wide variety of materials, including plastics, such as polycarbonate and acrylic, glass, metals and other surfaces. These coating systems impart properties, such as abrasion resistance, improved durability, chemical resistance, ultraviolet or UV protection, anti-fog and impact resistance, to the materials to which they are applied. Silvue has sales and distribution operations in the United States, Europe and Asia, as well as manufacturing operations in the United States and Asia.
Corporate Structure
      The trust is a recently formed Delaware statutory trust that we expect to be treated as a grantor trust for U.S. federal income tax purposes. Your rights as a holder of shares, and the fiduciary duties of the company’s board of directors and executive officers, and any limitations relating thereto are set forth in the documents governing the trust and the company, and may differ from those applying to a Delaware corporation. However, the documents governing the company specify that the duties of its directors and officers will be generally consistent with the duties of a director of a Delaware corporation. In addition, investors in this offering will be treated as beneficial owners of trust interests in the company and, as such, will be subject to tax under partnership income tax provisions.
      We are selling 14,000,000 shares of the trust in connection with this public offering and an additional 6,000,000 shares in the separate private placement transactions. Each share of the trust represents one undivided beneficial interest in the trust property. The purpose of the trust is to hold the trust interests of the company, which is one of two classes of equity interests in the company that will be outstanding following this offering – the trust interests, of which 100% will be held by the trust, and allocation interests, of which 100% are and will be held by our manager. The trust has the authority to issue shares in one or more series. See the section entitled “Description of Shares” for more information about the shares, trust interests and allocation interests.
      The company’s board of directors will oversee the management of the company and our businesses and the performance by our manager. Initially, the company’s board of directors will be comprised of seven directors, all of whom will be appointed by our manager, as holder of the allocation interests, and at least four of whom will be the company’s independent directors. Following this initial appointment, six of the directors will be elected by our shareholders.
      As holder of the allocation interests, our manager will have the right to appoint one director to the company’s board of directors, subject to adjustment. An appointed director will not be required to stand for election by our shareholders. See the section entitled “Description of Shares — Voting and Consent Rights — Board of Directors Appointee” for more information about our manager’s right to appoint a director.
      An illustration of our proposed structure is set forth on the following page.
Corporate Information
      Our principal executive offices are located at Sixty One Wilton Road, Second Floor, Westport, Connecticut 06880, and our telephone number is 203-221-1703. Our website is at www.CompassDiversifiedTrust.com. The information on our website is not incorporated by reference and is not part of this prospectus.

Our Proposed Organizational Structure1

(1)	All percentages are approximates and assume that we sell all of the shares offered in this offering and the separate private placement transactions and that the underwriters do not exercise their overallotment option.

(2)	Mr. Massoud is not a director, officer or member.

(3)	Owned by members of our management team, including Mr. Massoud as managing member.

(4)	Mr. Massoud is the managing member.

(5)	The allocation interests, which carry the right to receive a profit allocation, will represent less than a 0.1% equity interest in the company, assuming we sell all the shares offered in this offering and the separate private placement transactions.

The Offering

Shares offered by us in this offering	14,000,000 shares (represents 70% of shares and voting power to be outstanding following this offering)

Shares outstanding after this offering and separate private placement transactions	20,000,000 shares

Use of proceeds	We estimate that our net proceeds from the sale of 14,000,000 shares in this offering will be approximately $194.8 million (or approximately $224.0 million if the underwriters’ overallotment option is exercised in full), based on the initial public offering price of $15.00 per share (which is the mid-point of the estimated initial public offering price range set forth on the cover page on this prospectus) and after deducting underwriting discounts and commissions (including the financial advisory fee payable to Ferris, Baker Watts, Incorporated) of approximately $15.2 million (or approximately $17.5 million if the underwriter overallotment is exercised), but without giving effect to the payment of public offering costs of approximately $6.0 million. We intend to use the net proceeds from this offering, the $90 million of net proceeds from the separate private placement transactions and the $43.9 million of net proceeds from the initial borrowing under our third party credit facility, each of which are to close in conjunction with this offering, to:

• pay the purchase price and related costs of the acquisition of our initial businesses of approximately $140.8 million;

• make loans to each of the initial businesses to repay outstanding debt and provide additional capitalization in an aggregate principal amount of approximately $170.8 million;

• pay the public offering costs of approximately $6.0 million; and

• provide funds for general corporate purposes of approximately $11.1 million.

See the section entitled “Use of Proceeds” for more information about the use of the proceeds of this offering.

Nasdaq National Market symbol	CODI

Dividend and distribution policy	We intend to declare and pay regular quarterly cash distributions on all outstanding shares, based on distributions received by the trust on the trust interests in the company. The company’s board of directors intends to declare and pay an initial quarterly distribution for the quarter ending September 30, 2006 of $0.2625 per share. The company’s board of directors also intends to declare an initial distribution equal to the amount of the initial quarterly distribution for the quarter ended September 30, 2006, but pro rated for the period from the completion of this offering to June 30, 2006, which will be paid at the same time as such initial quarterly distribution. The declaration and payment of our initial distribution, initial quarterly distribution and, if declared, the amount of any future distribution will be subject to the approval of the company’s board of directors, which will include a majority of independent directors, and will be based on the results of operations of our initial businesses and the desire to provide sustainable levels of distributions to our shareholders. Any cash distribution paid by the company to the trust will, in turn, be paid by the trust to its shareholders.

See the sections entitled “Dividend and Distribution Policy” for a discussion of our intended distribution rate and “Material U.S. Federal Income Tax Considerations” for more information about the tax treatment of distributions by the trust.

Management fee	The company will pay our manager a quarterly management fee equal to 0.5% (2.0% annualized) of adjusted net assets, as defined in the management services agreement, subject to certain adjustments. Based on the pro forma condensed combined financial statements set forth in this prospectus at or for the year ended December 31, 2005, the total management fee that would have been payable on a quarterly basis for the year ended December 31, 2005, would have been approximately $6.9 million on a pro forma basis (before taking into account offsetting management fees of approximately $2.4 million), representing approximately 43.9% of the pro forma net income of the company before the management fee. The company’s compensation committee, which is comprised solely of independent directors, will review the calculation of the management fee on an annual basis.

See the section entitled “Our Manager — Our Relationship With Our Manager — Our Manager as a Service Provider — Management Fee” for more information about the calculation and payment of the management fee and the specific definitions of the terms used in such calculation, as well as an example of the quarterly calculation of the management fee.

Profit allocation	The company will pay a profit allocation with respect to its businesses to our manager, as holder of 100% of the allocation interests, upon the occurrence of certain events if the company’s profits with respect to a business exceeds an annualized hurdle rate of 7%, which hurdle is tied to such business’ growth relative to our consolidated net equity. The calculation of profit allocation with respect to a particular business will be based on:

• such business’ contribution-based profit, which generally will be equal to such business’ aggregate contribution to the company’s profit during the period such business is owned by the company; and

• the company’s cumulative gains and losses to date.

Generally, a profit allocation will be paid in the event that the amount of profit allocation exceeds the annualized hurdle rate of 7% in the following manner: (i) 100% of the amount of profit allocation in excess of the hurdle rate of 7% but that is less than the hurdle rate of 8.75%, which amount is intended to provide our manager with an overall profit allocation of 20% once the hurdle rate of 7% has been surpassed; and (ii) 20% of the amount of profit allocation in excess of the hurdle rate of 8.75%.

Assuming we do not sell a material amount of the capital stock, assets or a subsidiary of one of our businesses, the earliest a profit allocation may be paid to our manager, if the amount of profit allocation exceeds an annualized hurdle rate, is five years from the date we acquire controlling interests in our initial businesses, which date will be concurrent with the closing of this offering. A profit allocation may be paid earlier if we sell a material amount of the capital stock, assets or a subsidiary of one of our businesses, subject to the annualized hurdle rate discussed above and certain conditions.

The amount of profit allocation that will be payable in the future cannot be estimated with any certainty or reliability as of the date of this prospectus, and such profit allocation, if and when paid, may be greater than the management fee paid to our manager pursuant to the management services agreement.

See the section entitled “Our Manager — Our Relationship with Our Manager — Our Manager as an Equity Holder — Manager’s Profit Allocation” for more information about calculation and payment of profit allocation and the specific definitions of the terms used in such calculation.

Shares of the trust	Each share of the trust represents an undivided beneficial interest in the trust property, and each share of the trust corresponds to one underlying trust interest of the company owned by the trust. Unless the trust is dissolved, it must remain the sole holder of 100% of the trust interests, and at all times the company will have outstanding the identical number of trust interests as the number of outstanding shares of the trust. Each outstanding share of the trust is entitled to one vote on any matter with respect to which the trust, as a holder of trust interests in the company, is entitled to vote. The company, as the sponsor of the trust, will provide to our shareholders proxy materials to enable our shareholders to exercise, in proportion to their percentage ownership of outstanding shares, the voting rights of the trust, and the trust will vote its trust interests in the same proportion as the vote of holders of shares. The allocation interests do not grant to our manager voting rights with respect to the company except in certain limited circumstances.

See the section entitled “Description of Shares” for information about the material terms of the shares, the trust interests and allocation interests.

Anti-takeover provisions	Certain provisions of the management services agreement, the trust agreement and the LLC agreement, which we will enter into upon the closing of this offering, may make it more difficult for third parties to acquire control of the trust and the company by various means. These provisions could deprive the shareholders of the trust of opportunities to realize a premium on the shares owned by them. In addition, these provisions may adversely affect the prevailing market price of the shares.

See the section entitled “Description of Shares — Anti-Takeover Provisions” for more information about these anti-takeover provisions.

U.S. federal income tax considerations	Subject to the discussion in “Material U.S. Federal Income Tax Considerations,” the trust will be classified as a grantor trust for U.S. federal income tax purposes. As a result, for U.S. federal income tax purposes, each holder of shares generally will be treated as the beneficial owner of a pro rata portion of the trust interests of the company held by the trust. Subject to the discussion in “Material U.S. Federal Income Tax Considerations,” the company will be classified as a partnership for U.S. federal income tax purposes. Accordingly, neither the company nor the trust will incur U.S. federal income tax liability; rather, each holder of shares will be required to take into account his or her allocable share of company income, gain, loss, deduction, and other items.

See the section entitled “Material U.S. Federal Income Tax Considerations” for information about the potential U.S. federal income tax consequences of the purchase, ownership and disposition of shares.

Risk factors	Investing in our shares involves risks. See the section entitled “Risk Factors” and read this prospectus carefully before making an investment decision with the respect to the shares or the company.
      The number of shares outstanding after this offering assumes that 5,733,333 shares and 266,667 shares, representing approximately 28.7% and 1.3% of the total shares and voting power, respectively, will be purchased in the separate private placement transactions and will be outstanding after this offering, and assumes that the underwriters’ overallotment option is not exercised. If the overallotment option is exercised in full, we will issue and sell an additional 2,100,000 shares.

Summary Financial Data
      The company and the trust were formed on November 18, 2005 and have conducted no operations and have generated no revenues to date. We will use the net proceeds of this offering, the separate private placement transactions and the initial borrowing under our third party credit facility in substantial part, to acquire controlling interests in and make loans to our initial businesses.
      The following summary financial data represent the historical financial information for CBS Personnel, Crosman, Advanced Circuits and Silvue and does not reflect the accounting for these businesses upon completion of the acquisitions and the operation of the businesses as a consolidated entity. This historical financial data does not reflect the recapitalization of each of these businesses upon acquisition by the company. As a result, this historical data may not be indicative of these businesses’ future performance following their acquisition by the company and recapitalization. You should read this information in conjunction with the section entitled “Selected Financial Data”, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the financial statements and notes thereto, and the unaudited condensed combined pro forma financial statements and notes which do reflect the completion of the acquisitions and related transactions thereto, all included elsewhere in this prospectus.
      The summary financial data for CBS Personnel, at December 31, 2005, and for the years ended December 31, 2005 and 2004, were derived from CBS Personnel’s audited consolidated financial statements included elsewhere in this prospectus.
      The summary financial data for Crosman, at June 30, 2005, and for the year ended June 30, 2005, were derived from Crosman’s audited consolidated financial statements included elsewhere in this prospectus. The summary financial data for Crosman for the period July 1, 2003 to February 9, 2004 (predecessor), and February 10, 2004 to June 30, 2004 (successor), were derived from the audited financial statements of Crosman included elsewhere in this prospectus. The summary financial data of Crosman at January 1, 2006, and for the six months ended January 1, 2006 and December 26, 2004, were derived from Crosman’s unaudited consolidated condensed financial statements included elsewhere in this prospectus.
      The summary financial data for Advanced Circuits, at December 31, 2005, and for the periods September 20, 2005 to December 31, 2005 (successor) and January 1, 2005 to September 19, 2005 (predecessor), and for the year ended December 31, 2004 (predecessor), were derived from Advanced Circuits’ audited consolidated and combined financial statements included elsewhere in this prospectus.
      The summary financial data for Silvue, at December 31, 2005 and for the year ended December 31, 2005 was derived from Silvue’s audited consolidated financial statements included elsewhere in this prospectus. The summary financial data for Silvue for the period January 1, 2004 to September 2, 2004 (predecessor), and September 3, 2004 (inception) to December 31, 2004, were derived from the audited financial statements of Silvue included elsewhere in this prospectus.
      The unaudited condensed financial data for Crosman shown below may not be indicative of the financial condition and results of operations of Crosman for any other period. The unaudited financial data, in the opinion of management, includes all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of such data.

	Year Ended
	December 31,

CBS Personnel	2004	2005

	($ in thousands)
Statement of Operations Data:
Revenues	$315,258	$543,012
Income from operations	9,450	18,453
Net income	7,413	8,988

At
December 31,
2005

($ in thousands)
Balance Sheet Data:
Total assets	$141,752
Total liabilities	88,617
Shareholders’ equity	53,135

	Predecessor	Successor		(Unaudited)
	July 1, 2003	February 10,		Six Months Ended
	to	2004 to	Year Ended
	February 9,	June 30,	June 30,	December 26,	January 1,
Crosman	2004	2004	2005	2004	2006

	($ in thousands)
Statement of Operations Data:
Net sales	$38,770	$24,856	$70,060	$38,234	$45,223
Operating income	6,924	3,142	8,031	6,060	7,044
Net income	3,138	810	489	2,349	2,821

		(Unaudited)
	At	At
	June 30,	January 1,
	2005	2006

	($ in thousands)
Balance Sheet Data:
Total assets	$84,183	$91,595
Total liabilities	61,837	66,417
Shareholders’ equity	22,346	25,178

		Predecessor	Successor
	Predecessor	Combined	Consolidated
	Combined	January 1,	September 20,
	Year Ended	2005 to	2005 to
	December 31,	September 19,	December 31,
Advanced Circuits	2004	2005	2005

	($ in thousands)
Statement of Operations Data:
Net sales	$36,642	$29,726	$12,243
Income from operations	12,211	10,931	3,935
Net income	12,093	10,922	1,686

At
December 31,
2005

($ in thousands)
Balance Sheet Data:
Total assets	$79,970
Total liabilities	53,342
Stockholders’ equity	26,628

	Predecessor	Successor
	January 1,	September 3,
	2004 to	2004 to	Year Ended
	September 2,	December 31,	December 31,
Silvue	2004	2004	2005

	($ in thousands)
Statement of Operations Data:
Net sales	$7,604	$4,532	$17,093
Operating income	2,056	755	4,005
Net income	1,271	112	1,531

At
December 31,
2005

($ in thousands)
Balance Sheet Data:
Total assets	$31,245
Total liabilities and cumulative redeemable preferred stock	22,396
Stockholders’ equity	8,849

RISK FACTORS
      An investment in our shares involves a high degree of risk. You should carefully read and consider all of the risks described below, together with all of the other information contained or referred to in this prospectus, before making a decision to invest in our shares. If any of the following events occur, our financial condition, business and results of operations (including cash flows), may be materially adversely affected. In that event, the market price of our shares could decline, and you could lose all or part of your investment. Throughout this section we refer to our initial businesses and the businesses we may acquire in the future collectively as “our businesses.” For purposes of this section, unless the context otherwise requires, the term Crosman means, together, Crosman and its 50%-owned joint venture Diablo Marketing LLC (d/b/a Game Face Paintball) or, GFP.
Risks Related to Our Business and Structure

We are a new company with no history and we may not be able to successfully manage our initial businesses on a combined basis.
      We were formed on November 18, 2005 and have conducted no operations and have generated no revenues to date. We will use the net proceeds of this offering, the separate private placement transactions and our third party credit facility, in substantial part, to acquire controlling interests in and make loans to our initial businesses. The initial businesses will be managed by our manager. Our management team has collectively 74 years of experience in acquiring and managing small and middle market businesses. However, if we do not develop effective systems and procedures, including accounting and financial reporting systems, to manage our operations as a consolidated public company, we may not be able to manage the combined enterprise on a profitable basis, which could adversely affect our ability to pay distributions to our shareholders. In addition, the pro forma condensed combined financial statements of our initial businesses cover periods during which some of our initial businesses were not under common control or management and, therefore, may not be indicative of our future financial condition, business and results of operations.

Our audited financial statements will not include meaningful comparisons to prior years and may differ substantially from the pro forma condensed combined financial statements included in this prospectus.
      Our audited financial statements will include consolidated results of operations and cash flows only for the period from the date of the acquisition of our initial businesses to year-end. Because we will purchase our initial businesses only after the closing of this offering and recapitalize each of them, we anticipate that our audited financial statements will not contain full-year consolidated results of operations and cash flows until the end of our 2007 fiscal year. Consequently, meaningful year-to-year comparisons will not be available, at the earliest, until two fiscal years following the completion of this offering.

Our future success is dependent on the employees of our manager and the management teams of our businesses, the loss of any of whom could materially adversely affect our financial condition, business and results of operations.
      Our future success depends, to a significant extent, on the continued services of the employees of our manager, most of whom have worked together for a number of years. Because certain employees of our manager were involved in the acquisitions of these initial businesses while working for a subsidiary of CGI and, since such acquisitions, have overseen the operations of these businesses, the loss of their services may adversely affect our ability to manage the operations of our initial businesses. While our manager will have employment agreements with certain of its employees, including our Chief Financial Officer, these employment agreements may not prevent our manager’s employees from leaving our manager or from competing with us in the future. Our manager will not have an employment agreement with our Chief Executive Officer.
      In addition, the future success of our businesses also depends on their respective management teams because we intend to operate our businesses on a stand-alone basis, primarily relying on existing management teams for management of their day-to-day operations. Consequently, their operational success, as well as the success of our internal growth strategy, will be dependent on the continued efforts of the management teams of the initial businesses. We will seek to provide such persons with equity incentives in their respective businesses and to have employment agreements with certain persons we have identified as key to their businesses. We may also maintain key man life insurance on certain of these individuals. However, these insurance policies would not fully offset the loss to our businesses, and our organization generally, that would result from our losing the services of these key individuals. As a result, the loss of services of one or more members of our management team or the management team at one of our businesses could materially adversely affect our financial condition, business and results of operations.

We face risks with respect to the evaluation and management of future acquisitions.
      A component of our strategy is to acquire additional businesses. We will focus on small to middle market businesses in various industries. Generally, because such businesses are held privately, we may experience difficulty in evaluating potential target businesses as the information concerning these businesses is not publicly available. Therefore, our estimates and assumptions used to evaluate the operations, management and market risks with respect to potential target businesses may be subject to various risks. Further, the time and costs associated with identifying and evaluating potential target businesses and their industries may cause a substantial drain on our resources and may divert our management team’s attention away from operations for significant periods of time.
      In addition, we may have difficulty effectively managing future acquisitions. The management or improvement of businesses we acquire may be hindered by a number of factors including limitations in the standards, controls, procedures and policies of such acquisitions. Further, the management of an acquired business may involve a substantial reorganization of the business’s operations resulting in the loss of employees and customers or the disruption of our ongoing businesses. We may experience greater than expected costs or difficulties relating to such acquisition, in which case, we might not achieve the anticipated returns from any particular acquisition, which may have a material adverse effect on our financial condition, business and results of operations.

We face competition for acquisitions of businesses that fit our acquisition strategy.
      We have been formed to acquire and manage small to middle market businesses. In pursuing such acquisitions, we expect to face strong competition from a wide range of other potential purchasers. Although the pool of potential purchasers for such businesses is typically smaller than for larger businesses, those potential purchasers can be aggressive in their approach to acquiring such businesses. Furthermore, we expect that we will need to use third party financing in order to fund some or all of these potential acquisitions, thereby increasing our acquisition costs. To the extent that other potential purchasers do not need to obtain third party financing or are able to obtain such financing on more favorable terms, they may be in a position to be more aggressive with their acquisition proposals. As a result, in order to be competitive, our acquisition proposals may need to be at price levels that exceed what we originally determine to be appropriate. Alternatively, we may determine that we cannot pursue on a cost effective basis what would otherwise be attractive acquisition opportunities.

We may not be able to successfully fund future acquisitions of new businesses due to the unavailability of debt or equity financing on acceptable terms, which could impede the implementation of our acquisition strategy and materially adversely impact our financial condition, business and results of operations.
      In order to make future acquisitions, we intend to raise capital primarily through debt financing at the company level, additional equity offerings, the sale of stock or assets of our businesses, by offering equity in the trust or our businesses to the sellers of target businesses or by undertaking a combination of any of the above. Since the timing and size of acquisitions cannot be readily predicted, we may need to be able to obtain funding on short notice to benefit fully from attractive acquisition opportunities. Such funding may not be available on acceptable terms. In addition, the level of our indebtedness may impact our ability to borrow at the company level. Another source of capital for us may be the sale of additional shares, subject to market conditions and investor demand for the shares at prices that we consider to be in the interests of our shareholders. These risks may materially adversely affect our ability to pursue our acquisition strategy successfully and materially adversely affect our financial condition, business and results of operations.

While we intend to make regular cash distributions to our shareholders, the company’s board of directors has full authority and discretion over the distributions of the company, other than the profit allocation, and it may decide to reduce or eliminate distributions at any time, which may materially adversely affect the market price for our shares.
      To date, we have not declared or paid any distributions, but we intend to declare and pay an initial quarterly distribution of $0.2625 per share for the quarter ended September 30, 2006, and a quarterly distribution that is pro rated based on the initial distribution for the period from the completion of this offering to June 30, 2006. If you purchase shares in this offering but do not hold such shares on the record date set by the board of directors with respect to these distributions, you will not receive any distributions for any period that you held the shares.
      Although we intend to pursue a policy of paying regular distributions, the company’s board of directors will have full authority and discretion to determine whether or not a distribution by the company should be declared and paid to the trust and in turn to our shareholders, as well as the amount and timing of any distribution. In addition, the management fee, profit allocation and put price will be payment obligations of the company and, as a result, will be paid, along with other company obligations, prior to the payment of distributions to our shareholders. The company’s board of directors may, based on their review of our financial condition and results of operations and pending acquisitions, determine to reduce or eliminate distributions, which may have a material adverse effect on the market price of our shares.

We will rely entirely on distributions from our businesses to make distributions to our shareholders.
      The trust’s only business is holding trust interests in the company, which holds controlling interests in our initial businesses. Therefore, we will be dependent upon the ability of our initial businesses to generate earnings and cash flow and distribute them to us in the form of interest and principal payments on indebtedness and distributions on equity to enable us, first, to satisfy our financial obligations and, second, to make distributions to our shareholders. The ability of our businesses to make distributions to us may be subject to limitations under laws of the jurisdictions in which they are incorporated or organized. If, as a consequence of these various restrictions, we are unable to generate sufficient distributions from our businesses, we may not be able to declare, or may have to delay or cancel payment of, distributions to our shareholders.
      We do not own 100% of our businesses, and our ownership will range at the time of the initial acquisition from 70.2%, in the case of Advanced Circuits, to 94.4%, in the case of CBS Personnel, of the total equity on a fully diluted basis. While the company is expected to receive cash payments from our initial businesses which will be in the form of interest payments, debt repayment and dividends and distributions, if any dividends or distributions were to be paid by our businesses, they will be shared pro rata with the minority shareholders of our businesses and the amounts of distributions made to minority shareholders would not be available to us for any purpose, including company debt service or distributions to our shareholders. Any proceeds from the sale of a business will be allocated among us and the minority shareholders of the business that is sold.

The company’s board of directors will have the power to change the terms of our shares in its sole discretion in ways with which you may disagree.
      As an owner of our shares, you may disagree with changes made to the terms of our shares, and you may disagree with the company’s board of directors’ decision that the changes made to the terms of the shares are not materially adverse to you as a shareholder or that they do not alter the characterization of the trust. Your recourse, if you disagree, will be limited because our trust agreement gives broad authority and discretion to our board of directors. However, the trust agreement does not relieve the company’s board of directors from any fiduciary obligation that is imposed on them pursuant to applicable law. In addition, we may change the nature of the shares to be issued to raise additional equity and remain a fixed-investment trust for tax purposes.

Certain provisions of the LLC agreement of the company and the trust agreement make it difficult for third parties to acquire control of the trust and the company and could deprive you of the opportunity to obtain a takeover premium for your shares.
      The amended and restated LLC agreement of the company, which we refer to as the LLC agreement, and the amended and restated trust agreement of the trust, which we refer to as the trust agreement, contain a number of provisions that could make it more difficult for a third party to acquire, or may discourage a third party from acquiring, control of the trust and the company. These provisions include, among others:

•	restrictions on the company’s ability to enter into certain transactions with our major shareholders, with the exception of our manager, modeled on the limitation contained in Section 203 of the Delaware General Corporation Law, or DGCL;

•	allowing the chairman of the company’s board of directors to fill vacancies on the company’s board of directors until the second annual meeting of shareholders following the closing of this offering;

•	allowing only the company’s board of directors to fill newly created directorships, for those directors who are elected by our shareholders, and allowing only our manager, as holder of the allocation interests, to fill vacancies with respect to the class of directors appointed by our manager;

•	requiring that directors elected by our shareholders be removed, with or without cause, only by a vote of 85% of our shareholders;

•	requiring advance notice for nominations of candidates for election to the company’s board of directors or for proposing matters that can be acted upon by our shareholders at a shareholders’ meeting;

•	having a substantial number of additional authorized but unissued shares that may be issued without shareholder action;

•	providing the company’s board of directors with certain authority to amend the LLC agreement and the trust agreement, subject to certain voting and consent rights of the holders of trust interests and allocation interests;

•	providing for a staggered board of directors of the company, the effect of which could be to deter a proxy contest for control of the company’s board of directors or a hostile takeover; and

•	limitations regarding calling special meetings and written consents of our shareholders.

      These provisions, as well as other provisions in the LLC agreement and trust agreement may delay, defer or prevent a transaction or a change in control that might otherwise result in you obtaining a takeover premium for your shares. See the section entitled “Description of Shares — Anti-Takeover Provisions” for more information about voting and consent rights and the anti-takeover provisions.

We may have conflicts of interest with the minority shareholders of our businesses.
      The boards of directors of our respective businesses have fiduciary duties to all their shareholders, including the company and minority shareholders. As a result, they may make decisions that are in the best interests of their shareholders generally but which are not necessarily in the best interest of the company or our shareholders. In dealings with the company, the directors of our businesses may have conflicts of interest and decisions may have to be made without the participation of directors appointed by the company, and such decisions may be different from those that we would make.

Our third party credit facility exposes us to additional risks associated with leverage and inhibits our operating flexibility and reduces cash flow available for distributions to our shareholders.
      We will initially have approximately $50 million of debt outstanding and we expect to increase our level of debt in the future. The terms of our third party credit facility will contain a number of affirmative and restrictive covenants that, among other things, require us to:

•	maintain a minimum level of cash flow;

•	leverage new businesses we acquire to a minimum specified level at the time of acquisition;

•	keep our total debt to cash flow at or below a ratio of three to one; and

•	make acquisitions that satisfy certain specified minimum criteria.

      If we violate any of these covenants, our lender may accelerate the maturity of any debt outstanding and we may be prohibited from making any distributions to our shareholders. Such debt will be secured by all of our assets, including the stock we own in our businesses and the rights we have under the loan agreements with our businesses. Our ability to meet our debt service obligations may be affected by events beyond our control and will depend primarily upon cash produced by our businesses. Any failure to comply with the terms of our indebtedness could materially adversely affect us.

Changes in interest rates could materially adversely affect us.
      Our third party credit facility bears interest at floating rates which will generally change as interest rates change. We bear the risk that the rates we are charged by our lender will increase faster than the earnings and cash flow of our businesses, which could reduce profitability, adversely affect our ability to service our debt, cause us to breach covenants contained in our third party credit facility and reduce cash flow available for distribution, any of which could materially adversely affect us.

We may engage in a business transaction with one or more target businesses that have relationships with our officers, our directors, our manager or CGI, which may create potential conflicts of interest.
      We may decide to acquire one or more businesses with which our officers, our directors, our manager or CGI have a relationship. While we might obtain a fairness opinion from an independent investment banking firm, potential conflicts of interest may still exist with respect to a particular acquisition, and, as a result, the terms of the acquisition of a target business may not be as advantageous to our shareholders as it would have been absent any conflicts of interest.

CGI may exercise significant influence over the company.
      Concurrently with this offering, CGI, through a wholly owned subsidiary, will purchase $86 million or approximately 28.7% of our shares in a separate private placement transaction, assuming we sell all of the shares offered in this offering. As a result of this investment, CGI may have significant influence over the election of directors in the future.

The terms and conditions of the stock purchase agreement, the management services agreement and the loan agreements discussed in this prospectus were negotiated among entities affiliated with or related to CGI and our manager in the overall context of this offering, and these terms may be less advantageous to us than if they had been the subject of arm’s-length negotiations.
      We intend to enter into a stock purchase agreement with respect to the acquisition of our initial businesses, loan agreements with our initial businesses and a management services agreement with our manager. The terms of these agreements were negotiated among entities affiliated with or related to CGI and our manager in the overall context of this offering. Although we received an opinion from Duff & Phelps, LLC, an independent financial advisory and investment banking firm, regarding the fairness, from a financial point of view only, of the acquisition prices of the four initial businesses (on an individual basis only) and although the stock purchase agreement and other agreements were approved by a majority of our independent directors, the agreements were not negotiated on an arm’s-length basis among unrelated third parties. As a result, provisions of these agreements may be less favorable to us than they might have been had they been negotiated through arm’s-length transactions with unrelated third parties.

We will incur increased costs as a result of being a publicly traded company.
      As a publicly traded company, we will incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, and other rules implemented relatively recently by the Securities and Exchange Commission, or the SEC, and the Nasdaq National Market. We believe that complying with these rules and regulations will increase substantially our legal and financial compliance costs and will make some activities more time-consuming and costly and may divert significant portions of our management team from operating and acquiring businesses to these and related matters. We also believe that being a publicly traded company will make it more difficult and more expensive for us to obtain directors and officers’ liability insurance.

If in the future we cease to control and operate our businesses, we may be deemed to be an investment company under the Investment Company Act of 1940, as amended.
      Under the terms of the LLC agreement, we have the latitude to make investments in businesses that we will not operate or control. If we make significant investments in businesses that we do not operate or control or cease to operate and control our businesses, we may be deemed to be an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. If we were deemed to be an investment company, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify our investments or organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially adversely affect our financial condition, business and results of operations, materially limit our ability to borrow funds or engage in other transactions involving leverage and require us to add directors who are independent of us or our manager and otherwise will subject us to additional regulation that will be costly and time-consuming.

Risks Relating to Our Manager

Our Chief Executive Officer, directors, manager and management team may allocate some of their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to our affairs, which may materially adversely affect our operations.
      While the members of our management team anticipate devoting a substantial amount of their time to the affairs of the company, only Mr. James Bottiglieri, our Chief Financial Officer, will devote 100% of his time to our affairs. As such, our Chief Executive Officer, directors, manager and members of our management team may engage in other business activities. This may result in a conflict of interest in allocating their time between our operations and our management and operations of other businesses. Their other business endeavors may be related to CGI, which will continue to own several businesses that were managed by our management team prior to this offering, or affiliates of CGI as well as other parties. Conflicts of interest that arise over the allocation of time may not always be resolved in our favor and may materially adversely affect our operations. See the section entitled “Certain Relationships and Related Party Transactions” for the potential conflicts of interest of which you should be aware.

Our manager and its affiliates, including members of our management team, may engage in activities that compete with us or our businesses.
      While our management team intends to devote a substantial majority of their time to the affairs of the company, and while our manager and its affiliates currently do not manage any other businesses that are in similar lines of business as our initial businesses, and while our manager must present all opportunities that meet the company’s acquisition and disposition criteria to the company’s board of directors, neither our management team nor our manager, is expressly prohibited from investing in or managing other entities, including those that are in the same or similar line of business as our initial businesses or those related to or affiliated with CGI. In this regard, the management services agreement and the obligation to provide management services will not create a mutually exclusive relationship between our manager and its affiliates, on the one hand, and the company, on the other. See the sections entitled “Our Manager” and “Management Services Agreement” for more information about our relationship with our manager and our management team.

Our manager need not present an acquisition or disposition opportunity to us if our manager determines on its own that such acquisition or disposition opportunity does not meet the company’s acquisition or disposition criteria.
      Our manager will review any acquisition or disposition opportunity presented to the manager to determine if it satisfies the company’s acquisition or disposition criteria, as established by the company’s board of directors from time to time. If our manager determines, in its sole discretion, that an opportunity fits our criteria, our manager will refer the opportunity to the company’s board of directors for its authorization and approval prior to the consummation thereof; opportunities that our manager determines do not fit our criteria do not need to be presented to the company’s board of directors for consideration. If such an opportunity is ultimately profitable, we will have not participated in such opportunity. Upon a determination by the company’s board of directors not to promptly pursue an opportunity presented to it by our manager in whole or in part, our manager will be unrestricted in its ability to pursue such opportunity, or any part that we do not promptly pursue, on its own or refer such opportunity to other entities, including its affiliates.

We cannot remove our manager solely for poor performance, which could limit our ability to improve our performance and could materially adversely affect the market price of our shares.
      Under the terms of the management services agreement, our manager cannot be removed as a result of underperformance. Instead, the company’s board of directors can only remove our manager in certain limited circumstances or upon a vote by the majority of the company’s board of directors and the majority of our shareholders to terminate the management services agreement, as discussed in detail in the section entitled “Management Services Agreement — Termination of Management Services Agreement”.

We may have difficulty severing ties with our Chief Executive Officer, Mr. Massoud.
      Under the management services agreement, the company’s board of directors may, after due consultation with our manager, at any time request that our manager replace any individual seconded to the company and our manager will, as promptly as practicable, replace any such individual. However, because Mr. Massoud is the managing member of our manager with a significant ownership interest therein, we may have difficulty completely severing ties with Mr. Massoud absent terminating the management services agreement and our relationship with our manager. See the sections entitled “Our Manager” and “Management Services Agreement” for more information about our relationship with our manager.

If we terminate the management services agreement, we will need to change our name, which may adversely affect our financial condition, business and results of operations.
      Our manager will own the rights to the name of the company and the trust. The trust and the company will agree, and the company will agree to cause its businesses, to cease using the term “Compass”, including any trademark based on the name of the company and trust owned by our manager, entirely in their businesses and operations within 180 days of our termination of the management services agreement. This agreement would require the trust, the company and its businesses to change their names to remove any reference to the term “Compass” or any reference to trademarks owned by our manager. This also would require the trust, the company and our businesses to create and market a new name and expend funds to protect that name, which may adversely affect our financial condition, business and results of operations.

If the management services agreement is terminated, our manager, as holder of the allocation interests in the company, has the right to cause the company to purchase such allocation interests, which may materially adversely affect our liquidity and ability to grow.
      If the management services agreement is terminated at any time other than as a result of our manager’s resignation or if our manager resigns on any date that is at least three years after the closing of this offering, our manager will have the right, but not the obligation, for one year from the date of termination or resignation, as the case may be, to cause the company to purchase the allocation interests for the put price. If our manager elects to cause the company to purchase its allocation interests, we are obligated to do so and, until we have done so, our ability to conduct our business, including incurring debt, would be restricted and, accordingly, our liquidity and ability to grow may be adversely affected. See the section entitled “Our Manager — Supplemental Put Agreement” for more information about our manager’s put right and our obligations relating thereto.

Our manager can resign on 90 days’ notice and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could materially adversely affect our financial condition, business and results of operations as well as the market price of our shares.
      Our manager has the right, under the management services agreement, to resign at any time on 90 days’ written notice, whether we have found a replacement or not. If our manager resigns, we may not be able to contract with a new manager or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 90 days, or at all, in which case our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management, acquisition activities and supervision of our businesses is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our manager and its affiliates. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our businesses may result in additional costs and time delays that could materially adversely affect our financial condition, business and results of operations.

The liability associated with the supplemental put agreement is difficult to estimate and may be subject to substantial period-to-period changes, thereby significantly impacting our future results of operations.
      The company will record the supplemental put agreement at its fair value at each balance sheet date by recording any change in fair value through its income statement. The fair value of the supplemental put agreement is largely related to the value of the profit allocation that our manager, as holder of allocation interests, will receive. The valuation of the supplemental put agreement requires the use of complex financial models, which require sensitive assumptions and estimates. If our assumptions and estimates result in an over-estimation or under-estimation of the fair value of the supplemental put agreement, the resulting fluctuation in related liabilities could cause a material adverse effect on the company’s results of operations.
      See the sections entitled “Our Manager — Our Relationship With Our Manager — Our Manager as Equity Holder — Manager’s Profit Allocation” and “Our Manager — Supplemental Put Agreement” for more information about the terms and calculation of the profit allocation and any payments under the supplemental put agreement and “Management’s Discussion and Analysis” for more information about our accounting policy with respect to the profit allocation and supplemental put agreement.

We must pay our manager the management fee regardless of our performance.
      Our manager is entitled to receive a management fee that is based on our adjusted net assets, as defined in the management services agreement, regardless of the performance of our businesses. The calculation of the management fee is unrelated to the company’s net income. As a result, the management fee may incentivize our manager to increase the amount of our assets, through, for example, the acquisition of additional assets or the incurrence of third party debt rather than increase the performance of our businesses.

We cannot determine the amount of the management fee that will be paid over time with any certainty.
      We estimate the management fee for the year ended December 31, 2005, on a pro forma basis, would have been approximately $6.9 million (before taking into account offsetting management fees of approximately $2.4 million), representing approximately 43.9% of the pro forma net income of the company before the management fee. The management fee will be calculated by reference to the company’s adjusted net assets, which will be impacted by the acquisition or disposition of businesses, which can be significantly influenced by our manager, as well as the performance of our initial businesses and other businesses we may acquire in the future. Changes in adjusted net assets and in the resulting management fee could be significant, resulting in a material adverse effect on the company’s results of operations. In addition, if the performance of the company declines, assuming adjusted net assets remains the same, management fees will increase as a percentage of the company’s net income. See the sections entitled “Pro Forma Condensed Combined Financial Statements” for more information about the pro forma management fee based on the acquisition of the initial businesses, and “Our Manager — Our Relationship With Our Manager — Our Manager as Service Provider — Management Fee” for more information about the terms and calculation of the management fee.

We cannot determine the amount of profit allocation that will be paid over time with any certainty.
      We cannot determine the amount of profit allocation that will be paid over time with any certainty. Such determination would be dependent on the potential sale proceeds received for those businesses and the performance of the company and its businesses over a multi-year period of time, among other factors that cannot be predicted with certainty at this time. Such factors may have a significant impact on the amount of any profit allocation to be paid. Likewise, such determination would be dependent on whether certain hurdles were surpassed giving rise to a payment of profit allocation. See the section entitled “Our Manager — Our Relationship With Our Manager — Our Manager as an Equity Holder — Manager’s Profit Allocation” for more information about the calculation and payment of profit allocation. Any amounts paid in respect of the profit allocation are unrelated to the management fee earned for performance of services under the management services agreement.

The fees to be paid to our manager pursuant to the management services agreement, the offsetting management services agreements and transaction services agreements and the profit allocation to be paid to our manager, as holder of the allocation interests, pursuant to the LLC agreement may significantly reduce the amount of cash available for distribution to our shareholders.
      Under the management services agreement, the company will be obligated to pay a management fee to and, subject to certain conditions, reimburse the costs and out-of-pocket expenses of our manager incurred on behalf of the company in connection with the provision of services to the company. Similarly, our businesses will be obligated to pay fees to and reimburse the costs and expenses of our manager pursuant to any offsetting management services agreements entered into between our manager and one of our businesses, or any transaction services agreements to which such businesses are a party. In addition, our manager, as holder of the allocation interests, will be entitled to receive profit allocations and may be entitled to receive the put price. While it is difficult to quantify with any certainty the actual amount of any such payments in the future, we do expect that such amounts could be substantial. See the section entitled “Our Manager” for more information about these payment obligations of the company. The management fee, profit allocation and put price will be payment obligations of the company and, as a result, will be paid, along with other company obligations, prior to the payment of distributions to shareholders. As a result, the payment of these amounts may significantly reduce the amount of cash flow available for distribution to our shareholders.

Our manager’s influence on conducting our operations, including on our conducting of transactions, gives it the ability to increase its fees and compensation to our Chief Executive Officer, which may reduce the amount of cash flow available for distribution to our shareholders.
      Under the terms of the management services agreement, our manager is paid a management fee calculated as a percentage of the company’s adjusted net assets for certain items and is unrelated to net income or any other performance base or measure. See the section entitled “Our Manager — Our Relationship With Our Manager — Our Manager as a Service Provider — Management Fee” for more information about the calculation of the management fee. Our manager, which Mr. Massoud, our Chief Executive Officer, controls, may advise us to consummate transactions, incur third party debt or conduct our operations in a manner that, in our manager’s reasonable discretion, are necessary to the future growth of our businesses and are in the best interests of our shareholders. These transactions, however, may increase the amount of fees paid to our manager. In addition, Mr. Massoud’s compensation is paid by our manager from the management fee it receives from the company. Our manager’s ability to increase its fees, through the influence it has over our operations, may increase the compensation paid by our manager to Mr. Massoud. Our manager’s ability to influence the management fee paid to it by us could reduce the amount of cash flow available for distribution to our shareholders.

Fees paid by the company and our businesses pursuant to transaction services agreements do not offset fees payable under the management services agreement and will be in addition to the management fee payable by the company under the management services agreement.
      The management services agreement provides that our businesses may enter into transaction services agreements with our manager pursuant to which our businesses will pay fees to our manager. See the section entitled “Our Manager — Our Relationship With Our Manager — Our Manager as a Service Provider” for more information about these agreements. Unlike fees paid under the offsetting management services agreements, fees that are paid pursuant to such transaction services agreements will not reduce the management fee payable by the company. Therefore, such fees will be in excess of the management fee payable by the company.
      The fees to be paid to our manager pursuant to these transaction service agreements will be paid prior to any principal, interest or dividend payments to be paid to the company by our businesses, which will reduce the amount of cash flow available for distributions to shareholders.

Our manager’s profit allocation may induce it to make suboptimal decisions regarding our operations.
      Our manager, as holder of 100% of the allocation interests in the company, will receive a profit allocation based on ongoing cash flows and capital gains in excess of a hurdle rate. In this respect, a calculation and payment of profit allocation may be triggered upon the sale of one of our businesses. As a result, our manager may be incentivized to recommend the sale of one or more of our businesses to the company’s board of directors at a time that is not optimal for our shareholders.
                  The obligations to pay the management fee and profit allocation, including the put price, may cause the company to liquidate assets or incur debt.
      If we do not have sufficient liquid assets to pay the management fee and profit allocation, including the put price, when such payments are due, we may be required to liquidate assets or incur debt in order to make such payments. This circumstance could materially adversely affect our liquidity and ability to make distributions to our shareholders. See the section entitled “Our Manager” for more information about these payment obligations of the company.
Risks Related to Taxation

Our shareholders will be subject to taxation on their share of the company’s taxable income, whether or not they receive cash distributions from the trust.
      Our shareholders will be subject to U.S. federal income taxation and, possibly, state, local and foreign income taxation on their share of the company’s taxable income, whether or not they receive cash distributions from the trust. There is, accordingly, a risk that our shareholders may not receive cash distributions equal to their portion of our taxable income or sufficient in amount even to satisfy the tax liability that results from that income. This risk is attributable to a number of variables such as results of operations, unknown liabilities, government regulation, financial covenants of the debt of the company, funds needed for acquisitions and to satisfy short-and long-term working capital needs of our businesses, and discretion and authority of the company’s board of directors to pay or modify our distribution policy.

      Additionally, payment of the profit allocation to our manager could result in allocations of taxable income (with no corresponding cash distributions) to our shareholders, thus giving rise to “phantom” income or could result in cash distributions (without an accompanying allocation of profits) to our shareholders. Such distributions may reduce your tax basis in our shares, and you may realize greater gain (or smaller loss) on the disposition of your shares than you may otherwise expect. You may have a tax gain even if the price you receive is less than your original cost.

All of the company’s income could be subject to an entity-level tax in the United States, which could result in a material reduction in cash flow available for distribution to holders of shares of the trust and thus could result in a substantial reduction in the value of the shares.
      Our shareholders generally will be treated as beneficial owners of the trust interests in the company held by the trust. Accordingly, the company may be regarded as a publicly-traded partnership, which, under the federal tax laws, would be treated as a corporation for U.S. federal income tax purposes. A publicly traded partnership will not, however, be characterized as a corporation so long as 90% or more of its gross income for each taxable year constitutes “qualifying income” within the meaning of section 7704(d) of the Code. The company expects to realize sufficient passive-type, or “qualifying,” income to qualify for the qualifying income exception.
      Under current law and assuming full compliance with the terms of the LLC agreement (and other relevant documents) and based upon factual representations made by the manager on behalf of the company, Sutherland Asbill & Brennan LLP will deliver an opinion that the company will be classified as a partnership for U.S. federal income tax purposes. The factual representations made by us upon which Sutherland Asbill & Brennan LLP has relied are: (a) the company has not elected and will not elect to be treated as a corporation for U.S. federal income tax purposes; and (b) for each taxable year, more than 90% of the company’s gross income will be income that Sutherland Asbill & Brennan LLP has opined or will opine is qualifying income within the meaning of section 7704(d) of the Code. If the company fails to satisfy this “qualifying income” exception, the company will be treated as a corporation for U.S. federal (and certain state and local) income tax purposes, and shareholders of the trust would be treated as shareholders in a corporation. The company would be required to pay income tax at regular corporate rates on its income. In addition, the company would likely be liable for state and local income and/or franchise taxes on its income. Distributions to the shareholders of the trust would constitute ordinary dividend income, taxable to such holders to the extent of the company’s earnings and profits. Taxation of the company as a corporation could result in a material reduction in distributions to our shareholders and after-tax return and, thus, would likely result in a substantial reduction in the value of, or materially adversely affect the market price of, the shares of the trust.

If the trust were determined not to be a grantor trust, the trust may itself be regarded as a partnership for U.S. federal income tax purposes, and the trust’s items of income, gain, loss, and deduction would be reportable to the shareholders of the trust on IRS Schedules K-1.
      A fixed-investment trust is a type of grantor trust, and the beneficial owners of grantor trust interests are treated as the owners of undivided interests in the trust assets. Based upon the discussion in the “Material U.S. Federal Income Tax Considerations” section, in the opinion of Sutherland Asbill & Brennan LLP, which states that the opinion is not free from doubt, the trust will be treated as a grantor trust in which the trustees have no power to vary the trust’s investments. If the trust were not so treated, it likely would be regarded as a partnership for U.S. federal income tax purposes, which would affect the manner in which the trust reports tax information to the holders of shares of the trust.

If the trust makes one or more new equity offerings, the investors participating in those subsequent offerings will be allocated a portion of any built-in gains (or losses) that exist at the time of the additional offerings.
      The terms of the LLC agreement generally provide that all members share equally in any capital gains (or losses) after payment of any profit allocation to our manager. As a result, if one of the businesses owned by the company had appreciated in value and was sold after an additional equity offering in the trust, the resulting taxable gain from the sale of the business (after any profit allocation to our manager) would be allocated to all members, and in turn, to all shareholders, including both shareholders that purchase shares in this offering (and who continue to hold their shares) and those shareholders that purchase shares in the later offering. This is similar to the concept of purchasing a dividend in a mutual fund.

A shareholder may recognize a greater taxable gain (or a smaller tax loss) on a disposition of shares than expected because of the treatment of debt under the partnership tax accounting rules.
      We may incur debt for a variety of reasons, including for acquisitions as well as other purposes. Under partnership tax accounting principles (which apply to the company), debt of the company generally will be allocable to our shareholders, who will realize the benefit of including their allocable share of the debt in the tax basis of their investment in shares. As discussed in the section entitled “Material U.S. Federal Income Tax Considerations,” the tax basis in shares will be adjusted for, among other things, distributions of cash and shares of company losses, if any. At the time a shareholder later sells shares, the selling shareholder’s amount realized on the sale will include not only the sales price of the shares but also will include the shareholder’s portion of the company’s debt allocable to his shares (which is treated as proceeds from the sale of those shares). Depending on the nature of the company’s activities after having incurred the debt, and the utilization of the borrowed funds, a later sale of shares could result in a larger taxable gain (or a smaller tax loss) than anticipated.
Risks Relating Generally to Our Businesses

Our results of operations may vary from quarter to quarter, which could adversely impact the market price of our shares.
      Our results of operations may experience significant quarterly fluctuations because of various factors, which include, among others:

•	the general economic conditions including employment levels, of the industry and regions in which each of our businesses operate;

•	seasonal shifts in demand for the products and services offered by certain of our businesses;

•	the general economic conditions of the customers and clients of our businesses;

•	the timing and market acceptance of new products and services introduced by our businesses; and

•	the timing of our acquisitions of other businesses.
      Based on the foregoing, quarter-to-quarter comparisons of our consolidated results of operations and the results of operations of each of our businesses may adversely impact the market price of our shares. In addition, historical results of operations may not be a reliable indication of future performance for our businesses.

Our businesses are or may be vulnerable to economic fluctuations as demand for their products and services tends to decrease as economic activity slows.
      Demand for the products and services provided by our businesses is, and businesses we acquire in the future may be, sensitive to changes in the level of economic activity in the regions and industries in which they do business. For example, as economic activity slows down, companies often reduce their use of temporary employees and their research and development spending. In addition, consumer spending on recreational activities also decreases in an economic slow down. Regardless of the industry, pressure to reduce prices of goods and services in competitive industries increases during periods of economic downturns, which may cause compression on our businesses’ financial margins. A significant economic downturn could have a material adverse effect on the business, results of operations and financial condition of each of our businesses and therefore on our financial condition, business and results of operations.

Our businesses are or may be dependent upon the financial and operating conditions of their customers and clients. If the demand for their customers’ and clients’ products and services declines, demand for their products and services will be similarly affected and could have a material adverse effect on their financial condition, business and results of operations.
      The success of our businesses’ customers’ and clients’ products and services in the market and the strength of the markets in which these customers and clients operate affect our businesses. Our businesses’ customers and clients are subject to their own business cycles, thus posing risks to these businesses that are beyond our control. These cycles are unpredictable in commencement, severity and duration. Due to the uncertainty in the markets served by most of our businesses’ customers and clients, our businesses cannot accurately predict the continued demand for their customers’ and clients’ products and services and the demands of their customers and clients for their products and services. As a result of this uncertainty, past operating results, earnings and cash flows may not be indicative of our future operating results, earnings and cash flows. If the demand for their customers’ and clients’ products and services declines, demand for their products and services will be similarly affected and could have a material adverse effect on their financial condition, business and results of operations.

The industries in which our businesses compete or may compete are highly competitive and they may not be able to compete effectively with competitors.
      Our businesses face substantial competition from a number of providers of similar services and products. Some industries in which our businesses compete are highly fragmented and characterized by intense competition and low margins. They compete with independent businesses and service providers. Many of their competitors have substantially greater financial, manufacturing, marketing and technical resources, have greater name recognition and customer allegiance, operate in a wider geographic area and offer a greater variety of products and services. Increased competition from existing or potential competitors could result in price reductions, reduced margins, loss of market share or reduced results of operations and cash flows.
      In addition, current and prospective customers and clients continually evaluate the merits of internally providing products or services currently provided by our businesses and their decision to do so would materially adversely effect the financial condition, business and results of operations of our businesses.

Our businesses rely and may rely on their intellectual property and licenses to use others’ intellectual property, for competitive advantage. If our businesses are unable to protect their intellectual property, are unable to obtain or retain licenses to use other’s intellectual property, or if they infringe upon or are alleged to have infringed upon others’ intellectual property, it could have a material adverse affect on their financial condition, business and results of operations.
      Each businesses’ success depends in part on their, or licenses to use others’, brand names, proprietary technology and manufacturing techniques. These businesses rely on a combination of patents, trademarks, copyrights, trade secrets, confidentiality procedures and contractual provisions to protect their intellectual property rights. The steps they have taken to protect their intellectual property rights may not prevent third parties from using their intellectual property and other proprietary information without their authorization or independently developing intellectual property and other proprietary information that is similar. In addition, the laws of foreign countries may not protect our businesses’ intellectual property rights effectively or to the same extent as the laws of the United States. Stopping unauthorized use of their proprietary information and intellectual property, and defending claims that they have made unauthorized use of others’ proprietary information or intellectual property, may be difficult, time-consuming and costly. The use of their intellectual property and other proprietary information by others, and the use by others of their intellectual property and proprietary information, could reduce or eliminate any competitive advantage they have developed, cause them to lose sales or otherwise harm their business.
      Confidentiality agreements entered into by our businesses with their employees and third parties could be breached and may not provide meaningful protection for their unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets. Adequate remedies may not be available in the event of an unauthorized use or disclosure of their trade secrets and manufacturing expertise. Violations by others of their confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm our businesses’ competitive position and cause sales and operating results to decline.
      Our businesses may become involved in legal proceedings and claims in the future either to protect their intellectual property or to defend allegations that they have infringed upon others’ intellectual property rights. These claims and any resulting litigation could subject them to significant liability for damages and invalidate their property rights. In addition, these lawsuits, regardless of their merits, could be time consuming and expensive to resolve and could divert management’s time and attention. Any potential intellectual property litigation alleging infringement of a third party’s intellectual property also could force them or their customers and clients to:

•	temporarily or permanently stop producing products that use the intellectual property in question;

•	obtain an intellectual property license to sell the relevant technology at an additional cost, which license may not be available on reasonable terms, or at all; and

•	redesign those products or services that use the technology or other intellectual property in question.
      The costs associated with any of these actions could be substantial and could have a material adverse affect on their financial condition, business and results of operations.

The operations and research and development of some of our businesses’ services and technology depend on the collective experience of their technical employees. If these employees were to leave our businesses and take this knowledge, our businesses’ operations and their ability to compete effectively could be materially adversely impacted.
      The future success of some of our businesses depends upon the continued service of their technical personnel who have developed and continue to develop their technology and products. If any of these employees leave our businesses, the loss of their technical knowledge and experience may materially adversely affect the operations and research and development of current and future services. We may also be unable to attract technical individuals with comparable experience because competition for such technical personnel is intense. If our businesses are not able to replace their technical personnel with new employees or attract additional technical individuals, their operations may suffer as they may be unable to keep up with innovations in their respective industries. As a result, their ability to continue to compete effectively and their operations may be materially adversely affected.

If our businesses are unable to continue the technological innovation and successful commercial introduction of new products and services, their financial condition, business and results of operations could be materially adversely affected.
      The industries in which our businesses operate, or may operate, experience periodic technological changes and ongoing product improvements. Their results of operations depend significantly on the development of commercially viable new products, product grades and applications, as well as production technologies and their ability to integrate new technologies. Our future growth will depend on their ability to gauge the direction of the commercial and technological progress in all key end-use markets and upon their ability to successfully develop, manufacture and market products in such changing end-use markets. In this regard, they must make ongoing capital investments.
      In addition, their customers may introduce new generations of their own products, which may require new or increased technological and performance specifications, requiring our businesses to develop customized products. Our businesses may not be successful in developing new products and technology that satisfy their customers’ demand and their customers may not accept any of their new products. If our businesses fail to keep pace with evolving technological innovations or fail to modify their products in response to their customers’ needs in a timely manner, then their financial condition, business and results of operations could be materially adversely affected as a result of reduced sales of their products and sunk developmental costs. These developments may require our personnel staffing business to seek better educated and trained workers, who may not be available in sufficient numbers.

Some of our businesses rely and may rely on suppliers for the timely delivery of materials used in manufacturing their products. Shortages or price fluctuations in component parts specified by their customers could limit their ability to manufacture certain products, delay product shipments, cause them to breach supply contracts and materially adversely affect our financial condition, business and results of operations.
      Our results of operations could be materially adversely affected if our businesses are unable to obtain adequate supplies of raw materials in a timely manner. Strikes, fuel shortages and delays of providers of logistics and transportation services could disrupt our businesses and reduce sales and increase costs. Many of the products our businesses manufacture require one or more components that are supplied by third parties. Our businesses generally do not have any long-term supply agreements. At various times, there are shortages of some of the components that they use, as a result of strong demand for those components or problems experienced by suppliers. Suppliers of these raw materials may from time to time delay delivery, limit supplies or increase prices due to capacity constraints or other factors, which could materially adversely affect our businesses ability to deliver products on a timely basis. In addition, supply shortages for a particular component can delay production of all products using that component or cause cost increases in the services they provide. Our businesses inability to obtain these needed materials may require them to redesign or reconfigure products to accommodate substitute components, which would slow production or assembly, delay shipments to customers, increase costs and reduce operating income. In certain circumstances, our businesses may bear the risk of periodic component price increases, which could increase costs and reduce operating income.
      In addition, our businesses may purchase components in advance of their requirements for those components as a result of a threatened or anticipated shortage. In this event, they will incur additional inventory carrying costs, for which they may not be compensated, and have a heightened risk of exposure to inventory obsolescence. If they fail to manage their inventory effectively, our businesses may bear the risk of fluctuations in materials costs, scrap and excess inventory, all of which may materially adversely affect their financial condition, business and results of operations.

Our businesses could experience fluctuations in the costs of raw materials as a result of inflation and other economic conditions, which fluctuations could have a material adverse effect on their financial condition, business and results of operations.
      Changes in inflation could materially adversely affect the costs and availability of raw materials used in our manufacturing businesses, and changes in fuel costs likely will affect the costs of transporting materials from our suppliers and shipping goods to our customers, as well as the effective areas from which we can recruit temporary staffing personnel. For example, for Advanced Circuits, the principal raw materials consist of copper and glass and represent approximately 33.3% of its total raw material purchases volume and approximately 10.2% of its total cost of goods sold in 2005. Prices for these key raw materials may fluctuate during periods of high demand. The ability by these businesses to offset the effect of increases in raw material prices by increasing their prices is uncertain. If these businesses are unable to cover price increases of these raw materials, their financial condition, business and results of operations could be materially adversely affected.

Our businesses do not have and may not have long-term contracts with their customers and clients and the loss of customers and clients could materially adversely affect their financial condition, business and results of operations.
      Our businesses are and may be, based primarily upon individual orders and sales with their customers and clients. Our businesses historically have not entered into long-term supply contracts with their customers and clients. As such, their customers and clients could cease using their services or buying their products from them at any time and for any reason. The fact that they do not enter into long-term contracts with their customers and clients means that they have no recourse in the event a customer or client no longer wants to use their services or purchase products from them. If a significant number of their customers or clients elect not to use their services or purchase their products, it could materially adversely affect their financial condition, business and results of operations.

Damage to our businesses’ or their customers’ and suppliers’ offices and facilities could increase costs of doing business and materially adversely affect their ability to deliver their services and products on a timely basis as well as decrease demand for their services and products, which could materially adversely affect their financial condition, business and results of operations.
      Our businesses have offices and facilities located throughout the United States, as well as in Europe and Asia. The destruction or closure of these offices and facilities or transportation services, or the offices or facilities of our customers or suppliers for a significant period of time as a result of: fire; explosion; act of war or terrorism; labor strikes; trade embargoes or increased tariffs; floods; tornados; hurricanes; earthquakes; tsunamis; or other natural disasters, could increase our businesses’ costs of doing business and harm their ability to deliver their products and services on a timely basis and demand for their products and services and, consequently, materially adversely affect their financial condition, business and results of operations.

Our businesses are and may be subject to federal, state and foreign environmental laws and regulations that expose them to potential financial liability. Complying with applicable environmental laws requires significant resources, and if our businesses fail to comply, they could be subject to substantial liability.
      Some of the facilities and operations of our businesses are and may be subject to a variety of federal, state and foreign environmental laws and regulations including laws and regulations pertaining to the handling, storage and transportation of raw materials, products and wastes, which require and will continue to require significant expenditures to remain in compliance with such laws and regulations currently in place and in the future. Compliance with current and future environmental laws is a major consideration for our businesses as any material violations of these laws can lead to substantial liability, revocations of discharge permits, fines or penalties. Because some of our businesses use hazardous materials and generate hazardous wastes in their operations, they may be subject to potential financial liability for costs associated with the investigation and remediation of their own sites, or sites at which they have arranged for the disposal of hazardous wastes, if such sites become contaminated. Even if they fully comply with applicable environmental laws and are not directly at fault for the contamination, our businesses may still be liable.
      Although our businesses estimate their potential liability with respect to violations or alleged violations and reserve funds and obtain insurance for such liability, such accruals may not be sufficient to cover the actual costs incurred as a result of these violations or alleged violations, which may include payment of large insurance deductibles. Additionally, if certain violations occur, premiums and deductibles for certain insurance policies may increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage.
      The identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations, or other unanticipated events may arise in the future and give rise to material environmental liabilities, higher than anticipated levels of operating expenses and capital investment or, depending on the severity of the impact of the foregoing factors, costly plant relocation, all of which could have a material adverse effect on our financial condition, business and results of operations.
      See the section entitled “— Risks Related to Crosman — Crosman may be required to pay remediation costs pursuant to DEC consent orders if the third party indemnitor is unable or unwilling to pay such costs” for a discussion of consent orders with the New York State Department of Environmental Conservation (“DEC”) signed by Crosman concerning the investigation and remediation of soil and groundwater contamination at its facility in East Bloomfield, New York.

Our businesses are and may be subject to a variety of federal, state and foreign laws and regulations concerning employment, health, safety and products liability. Failure to comply with governmental laws and regulations could subject them to, among other things, potential financial liability, penalties and legal expenses which could have a material adverse effect on our financial condition, business and results of operations.
      Our businesses are and may be subject to various federal, state and foreign government employment, health, safety and products liability regulations. Compliance with these laws and regulations, which may be more stringent in some jurisdictions, is a major consideration for our businesses. Government regulators generally have considerable discretion to change or increase regulation of our operations, or implement additional laws or regulations that could materially adversely affect our businesses. Noncompliance with applicable regulations and requirements could subject our businesses to investigations, sanctions, product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. Suffering any of these consequences could materially adversely affect our financial condition, business and results of operations. In addition, responding to any action will likely result in a diversion of our manager’s and our management teams’ attention and resources from our operations.

Some of our businesses are and may be operated pursuant to government permits, licenses, leases, concessions or contracts that are generally complex and may result in disputes over interpretation or enforceability. Our failure to comply with regulations or concessions could subject us to monetary penalties or result in a revocation of our rights to operate the affected business.
      Our businesses, to varying degrees, rely and may, in the future, rely on government permits, licenses, concessions, leases or contracts. These arrangements are generally complex and require significant expenditures and attention by management to ensure compliance. These arrangements may result in disputes, including arbitration or litigation, over interpretation or enforceability. If our businesses fail to comply with these regulations or contractual obligations, our businesses could be subject to monetary penalties or lose their rights to operate their respective businesses, or both. Further, our businesses’ ability to grow may often require the consent of government regulators. These consents may be costly to obtain and we may not be able to obtain them in a timely fashion, if at all. Failure of our businesses to obtain any required consents could limit our ability to achieve our growth strategy.

Our businesses are subject to certain risks associated with their foreign operations or business they conduct in foreign jurisdictions.
      Some of our businesses have and may have operations or conduct business in Europe and Asia. Certain risks are inherent in operating or conducting business in foreign jurisdictions, including:

•	exposure to local economic conditions;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	longer payment cycles for foreign customers;

•	adverse currency exchange controls;

•	exposure to risks associated with changes in foreign exchange rates;

•	potential adverse changes in the political environment of the foreign jurisdictions or diplomatic relations of foreign countries with the United States;

•	withholding taxes and restrictions on the withdrawal of foreign investments and earnings;

•	export and import restrictions;

•	labor relations in the foreign jurisdictions;

•	difficulties in enforcing intellectual property rights; and

•	required compliance with a variety of foreign laws and regulations.

Employees of our businesses may join unions, which may increase our businesses’ costs.
      The majority of the employees of our businesses are not subject to collective bargaining agreements. However, employees who are not currently subject to collective bargaining agreements may form or join a union. The unionization of our businesses’ workforce could result in increased labor costs. Any work stoppages or other labor disturbances by our businesses’ employees could increase labor costs and disrupt production and the occurrence of either of these events could have a material adverse effect on the its business, financial condition, results of operations and cash flow available for distributions.

Our initial businesses have recorded a significant amount of goodwill and other identifiable intangible assets, which may never be fully realized.
      Our initial businesses collectively have, as of December 31, 2005, $308.0 million of goodwill and intangible and other assets on a pro forma basis. On a consolidated basis, this is 67.2% of our total assets on a pro forma basis. In accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, we are required to evaluate goodwill and other intangibles for impairment at least annually. Impairment may result from, among other things, deterioration in the performance of these businesses, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products and services sold by these businesses, and a variety of other factors. Depending on future circumstances, it is possible that we may never realize the full value of these intangible assets. The amount of any quantified impairment must be expensed immediately as a charge to results of operations. Any future determination of impairment of a material portion of goodwill or other identifiable intangible assets could have a material adverse effect on these businesses’ financial condition and operating results, and could result in a default under our debt covenants.

The operational objectives and business plans of our businesses may conflict with our operational and business objectives or with the plans and objective of another business we own and operate.
      Our businesses operate in different industries and face different risks and opportunities depending on market and economic conditions in their respective industries and regions. A business’ operational objectives and business plans may not be similar to our objectives and plans or the objectives and plans of another business that we own and operate. This could create competing demands for resources, such as management attention and funding needed for operations or acquisitions, in the future.

The internal controls of our initial businesses have not yet been integrated and we have only recently begun to examine the internal controls that are in place for each business. As a result, we may fail to comply with Section 404 of the Sarbanes-Oxley Act or our auditors may report a material weakness in the effectiveness of our internal control over financial reporting.
      We are required under applicable law and regulations to integrate the various systems of internal control over financial reporting of our initial businesses. Beginning with our Annual Report for the year ending December 31, 2007, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), we will be required to include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. Additionally, our independent registered public accounting firm will be required to issue a report on management’s assessment of our internal control over financial reporting and a report on their evaluation of the operating effectiveness of our internal control over financial reporting.
      We are evaluating our initial businesses’ existing internal controls in light of the requirements of Section 404. During the course of our ongoing evaluation and integration of the internal controls of our initial businesses, we may identify areas requiring improvement, and may have to design enhanced processes and controls to address issues identified through this review. Since our initial businesses were not subject to the requirements of Section 404 before this offering, the evaluation of existing controls and the implementation of any additional procedures, processes or controls may be costly. Our initial compliance with Section 404 could result in significant delays and costs and require us to divert substantial resources, including management time, from other activities and hire additional accounting staff to address Section 404 requirements. In addition, under Section 404, we are required to report all significant deficiencies to our audit committee and independent auditors and all material weaknesses to our audit committee and auditors and in our periodic reports. We may not be able to successfully complete the procedures, certification and attestation requirements of Section 404 and we or our auditors may have to report material weaknesses in connection with the presentation of our financial statements for the fiscal year ending December 31, 2007.
      If we fail to comply with the requirements of Section 404 or if our auditors report such a significant deficiency or material weakness, the accuracy and timeliness of the filing of our annual report may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on the market price of the shares.
Risks Related to CBS Personnel

CBS Personnel’s business depends on its ability to attract and retain qualified staffing personnel that possess the skills demanded by its clients.
      As a provider of temporary staffing services, the success of CBS Personnel’s business depends on its ability to attract and retain qualified staffing personnel who possess the skills and experience necessary to meet the requirements of its clients or to successfully bid for new client projects. CBS Personnel must continually evaluate and upgrade its base of available qualified personnel through recruiting and training programs to keep pace with changing client needs and emerging technologies. CBS Personnel’s ability to attract and retain qualified staffing personnel could be impaired by rapid improvement in economic conditions resulting in lower unemployment, increases in compensation or increased competition. During periods of economic growth, CBS Personnel faces increasing competition for retaining and recruiting qualified staffing personnel, which in turn leads to greater advertising and recruiting costs and increased salary expenses. If CBS Personnel cannot attract and retain qualified staffing personnel, the quality of its services may deteriorate and its financial condition, business and results of operations may be materially adversely affected.

Any significant economic downturn could result in clients of CBS Personnel using fewer temporary employees, which would materially adversely affect the business of CBS Personnel.
      Because demand for temporary staffing services is sensitive to changes in the level of economic activity, CBS Personnel’s business may suffer during economic downturns. As economic activity begins to slow, companies tend to reduce their use of temporary employees before undertaking any other restructuring efforts, which may include reduced hiring and changed pay and working hours of their regular employees, resulting in decreased demand for temporary personnel. Significant declines in demand, and thus in revenues, can result in lower profit levels.

Customer relocation of positions filled by CBS Personnel may materially adversely affect CBS Personnel’s financial condition, business and results of operations.
      Many companies have built offshore operations, moved their operations to offshore sites that have lower employment costs or outsourced certain functions. If CBS Personnel’s customers relocate positions filled by CBS Personnel, this would have a material adverse effect on the financial condition, business and results of operations of CBS Personnel.

CBS Personnel assumes the obligation to make wage, tax and regulatory payments for its employees, and as a result, it is exposed to client credit risks.
      CBS Personnel generally assumes responsibility for and manages the risks associated with its employees’ payroll obligations, including liability for payment of salaries and wages (including payroll taxes), as well as group health and retirement benefits. These obligations are fixed, whether or not its clients make payments required by services agreements, which exposes CBS Personnel to credit risks of its clients, primarily relating to uncollateralized accounts receivables. If CBS Personnel fails to successfully manage its credit risk, its financial condition, business and results of operations may be materially adversely affected.

CBS Personnel is exposed to employment-related claims and costs and periodic litigation that could materially adversely affect its financial condition, business and results of operations.
      The temporary services business entails employing individuals and placing such individuals in clients’ workplaces. CBS Personnel’s ability to control the workplace environment of its clients is limited. As the employer of record of its temporary employees, it incurs a risk of liability to its temporary employees and clients for various workplace events, including:

•	claims of misconduct or negligence on the part of its employees, discrimination or harassment claims against its employees, or claims by its employees of discrimination or harassment by its clients;

•	immigration-related claims;

•	claims relating to violations of wage, hour and other workplace regulations;

•	claims relating to employee benefits, entitlements to employee benefits, or errors in the calculation or administration of such benefits; and

•	possible claims relating to misuse of customer confidential information, misappropriation of assets or other similar claims.
      CBS Personnel may incur fines and other losses and negative publicity with respect to any of the situations listed above. Some the claims may result in litigation, which is expensive and distracts management’s attention from the operations of CBS Personnel’s business.
      CBS Personnel maintains insurance with respect to many of these claims. CBS Personnel, however, may not be able to continue to obtain insurance at a cost that does not have a material adverse effect upon it. As a result, such claims (whether by reason of it not having insurance or by reason of such claims being outside the scope of its insurance) may have a material adverse effect on CBS Personnel’s financial condition, business and results of operations.

CBS Personnel’s workers’ compensation loss reserves may be inadequate to cover its ultimate liability for workers’ compensation costs.
      CBS Personnel self-insures its workers’ compensation exposure for certain employees. The calculation of the workers’ compensation reserves involves the use of certain actuarial assumptions and estimates. Accordingly, reserves do not represent an exact calculation of liability. Reserves can be affected by both internal and external events, such as adverse developments on existing claims or changes in medical costs, claims handling procedures, administrative costs, inflation, and legal trends and legislative changes. As a result, reserves may not be adequate.
      If reserves are insufficient to cover the actual losses, CBS Personnel would have to increase its reserves and incur charges to its earnings that could be material.
Risks Related to Crosman

Crosman is dependent on key retailers, the loss of which would materially adversely affect its financial conditions, businesses and results of operations.
      Crosman’s 10 largest retailers accounted for approximately 71.3% of its gross sales, excluding GFP, for the fiscal year ended June 30, 2005 and its largest retailer, Wal-Mart, accounted for approximately 37.2% of its gross sales, excluding GFP, in such period. Crosman may be unable to retain listings of its products at certain existing retailers, or may only be able to retain or increase product listings at lower prices, reducing profitability at these key retailers. Specifically, the decision to list products with specific retailers is not made solely by Crosman and may be based upon factors beyond its control. Accordingly, its listings with its current retailers may not extend into the future, or if extended, the product prices or other terms may not be acceptable to it. Moreover, the retail customers who purchase its products may not continue to do so. Any negative change involving any of its largest retailers, including but not limited to a retailer’s financial condition, desire to carry the their products or desire to carry the overall airgun, paintball or larger encompassing category (e.g., sporting goods) would likely have a material adverse effect on Crosman’s financial condition, business and results of operations.

Crosman may be required to pay remediation costs pursuant to DEC consent orders if the third party indemnitor is unable or unwilling to pay such costs.
      Crosman has signed consent orders with the DEC to investigate and remediate soil and groundwater contamination at its facility in East Bloomfield, New York. Pursuant to a contractual indemnity and related agreements, the costs of investigation and remediation have been paid by a third party successor to the prior owner and operator of the facility, which also has signed the consent orders with the DEC. In 2002, the DEC indicated that additional remediation of groundwater may be required. Crosman and the third party have engaged in discussions with the DEC regarding the need for additional remediation. To date, the DEC has not required any additional remediation. The third party may not have the financial ability to pay or may discontinue defraying future site remediation costs, which could have a material adverse effect on Crosman if the DEC requires additional groundwater remediation.

Crosman’s products are subject to governmental regulations in the United States and foreign jurisdictions.
      In the United States, recreational airgun and paintball products are within the jurisdiction of the Consumer Products and Safety Commission (“CPSC”). Under federal statutory law and CPSC regulations, a manufacturer of consumer goods is obligated to notify the CPSC if, among other things, the manufacturer becomes aware that one of its products has a defect that could create a substantial risk of injury. If the manufacturer has not already undertaken to do so, the CPSC may require a manufacturer to recall a product, which may involve product repair, replacement or refund. Crosman’s products may also be subject to recall pursuant to regulations in other jurisdictions where its products are sold. Any recall of its products may expose them to product liability claims and have a material adverse effect on its reputation, brand, and image and on its financial condition, business and results of operations. On a state level, Crosman is subject to state laws relating to the retail sale and use of certain of its products.
      The American Society of Testing Materials (“ASTM”), a non-governmental self-regulating association, has been active in developing and periodically reviewing, voluntary standards regarding airguns, airgun ammunition, paintball fields, paintball face protection, paintball markers and recreational airguns. Any failure to comply with any current or pending ASTM standards may have a material adverse effect on its financial condition, business and results of operations.
      Adverse publicity relating to shooting sports or paintball, or publicity associated with actions by the CPSC or others expressing concern about the safety or function of its products or its competitor’s products (whether or not such publicity is associated with a claim against it or results in any action by it or the CPSC), could have a material adverse effect on their reputation, brand image, or markets, any of which could have a material adverse effect on Crosman, its financial condition, business and results of operations.
      Certain jurisdictions outside of the U.S. have legislation that prohibit retailers from selling, or places restrictions on the sale of, certain product categories that are or may be sufficiently broad enough to include recreational airguns or paintball markers. Although Crosman is not aware of any state or federal initiatives to enact comparable legislation, aside from those state laws relating to retail sale and use of certain of its products, such legislation may be enacted in the future.
      Many jurisdictions outside of the United States, including Canada, have legislation limiting the power, distribution and/or use of Crosman’s products. Crosman works with its distributors in each jurisdiction to ensure that it is in compliance with the applicable rules and regulations. Any change in the laws and regulations in any of the jurisdictions where its products are sold that restricts the distribution, sale or use of its products could have a material adverse effect on them, their financial condition and results of operations.

The airgun and paintball industries are seasonal, which could materially adversely affect Crosman’s financial condition, business and results of operations.
      The airgun and paintball industries are subject to seasonal variations in sales. Specifically, approximately 25% of its products are sold during October and November as part of the holiday retail season. The success of sales in the holiday retail season is dependent upon a number of factors including, but not limited to, the ability to continue to obtain promotional listings and the overall retail and consumer spending macro-economic environment.
      The months following the holiday season are the winter months in North America, which typically result in lower sales of certain outdoor products. As a result, many outdoor consumer products companies, other than those focused on outdoor winter products, historically experience a significant decline in operating income from January to March. The second fiscal quarter operating results are typically above Crosman’s annual average and the third fiscal quarter operating results are typically lower than its annual average. The seasonal nature of sales requires disproportionately higher working capital investments from September through January. In addition, borrowing capacity under its revolving credit facility is impacted by the seasonal change in receivables and inventory. Consequently, interim results are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years. The effects of seasonality could have a material adverse impact on its financial condition, business and results of operations.

Crosman’s products are subject to product safety and liability lawsuits, which could materially adversely affect its financial condition, business and results of operations.
      As a manufacturer of recreational airguns, Crosman, other than GFP, is involved in various litigation matters that occur in the ordinary course of business. Since the beginning of 1994, Crosman has been named as a defendant in 56 lawsuits and has been the subject of 92 other claims made by persons alleging to have been injured by its products. To date, 96 of these cases have been terminated without payment and 26 of these cases have been settled at an aggregate settlement cost of approximately $1,725,000. As of the date of this prospectus, Crosman is involved in 4 product liability cases and 22 claims brought against Crosman by persons alleging to have been injured by its products.
      In addition, GFP has been the subject of three claims made by persons alleging to be injured by its products. Two of these claims have been resolved without payment and, as of the date of this prospectus, the third has not been resolved and remains active.
      Crosman’s management believes that, in most cases, these injuries have been sustained as a result of the misuse of the product, or the failure to follow the safety instructions that accompanied the product or the failure to follow well-recognized common sense rules for recreational airgun safety. In the last two years, expenses incurred in connection with the defense of product liability claims have averaged less than $500,000.
      If any unresolved lawsuits or claims are determined adversely, they could have a material adverse effect on Crosman, its financial condition, business and results of operations. As more of Crosman’s products are sold to and used by consumers, the likelihood of product liability claims being made against it increases.
      Although Crosman provides information regarding safety procedures and warnings with all of its product packaging materials, not all users of its products will observe all proper safety practices. Failure to observe proper safety practices may result in injuries that give rise to product liability and personal injury claims and lawsuits, as well as claims for breach of contract, loss of profits and consequential damages against both companies.

      In addition, the running of statutes of limitations in the United States for personal injuries to minor children typically is suspended during the children’s legal minority. Therefore, it is possible that accidents resulting in injuries to minors may not give rise to lawsuits until a number of years later.
      While Crosman maintains product liability insurance to insure against potential claims, there is a risk such insurance may not be sufficient to cover all liabilities incurred in connection with such claims and the financial consequences of these claims and lawsuits will have a material adverse effect on its business, financial condition, liquidity and results of operations.

Crosman relies on a limited number of suppliers and as a result, if suppliers are unable to provide materials on a timely basis, Crosman’s financial condition, business and results of operations may be materially adversely affected.
      Crosman is aware of only five manufacturers of the gelatin-encapsulated paintballs necessary for paintball play. Crosman believes that the cost of equipment and the knowledge required for the encapsulation process have historically been significant barriers to the entry of additional paintball suppliers. Accordingly, additional paintball suppliers may not exist in the future. Because Crosman does not manufacture its own paintballs, it has entered into a joint venture with a major paintball producer. Despite the existence of contractual arrangements, it is possible that the current supplier will not be able to supply sufficient quantities of its products in order to meet Crosman’s current needs or to support any growth in Crosman’s sales in the future.
      Crosman does not currently have long-term contracts with any of its suppliers, nor does it currently have multiple suppliers for all parts, components, tooling, supplies and services critical to its manufacturing process. Its success will depend, in part, on its and Crosman’s ability to maintain relationships with its current suppliers and on the ability of these and other suppliers to satisfy its product requirements. Failure of a key supplier to meet its product needs on a timely basis or loss of a key supplier could have a material adverse effect on its financial condition, business and results of operations.

Crosman cannot control certain of its operating expenses and as a result, if it is unable to pass on its cost increases, its financial condition, business and results of operations may be materially adversely affected.
      Certain costs including, but not limited to, steel, plastics, labor and insurance may escalate. Although Crosman has the ability to pass on some price increases to customers, significant increases in these costs could significantly decrease the affordability of its products. The cost of maintaining property, casualty, products liability and workers’ compensation insurance, for example, is significant. As a producer of recreational airguns and paintball products, Crosman is exposed to claims for personal injury or death as a result of accidents and misuse or abuse of its products. Generally, its insurance policies must be renewed annually. Its ability to continue to obtain insurance at affordable premiums also depends upon its ability to continue to operate with an acceptable safety record. Crosman could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to its own claims experience. A significant increase in the number of claims against it, the assertion of one or more claims in excess of policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on its financial condition, business and results of operations.

The members agreement governing GFP has certain covenants that may have important consequences to Crosman.
      Under the terms of the members agreement governing GFP, Crosman is subject to certain non-competition and non-solicitation covenants restricting its participation in the paintball industry for a period of three years from the date it terminates its interests in GFP. These covenants restrict its ability, among other things, to:

•	engage in, have any equity or profit interest in, make any loan to or for the benefit of, or render services to any business that engages in providing goods or services provided by GFP in the relevant territory;

•	employ any person who was employed by GFP and has not ceased to be employed for a period of at least one year;

•	solicit any current or previous customer of GFP; and

•	directly or indirectly engage in the manufacture of paintballs.
      Crosman is restricted in their ability to engage in certain activities within a defined geographic scope for a period of three years following termination of its interest in GFP, and such restrictions could have a material adverse effect on its financial condition, business and results of operations.
Risks Related to Advanced Circuits

Defects in the products that Advanced Circuits produces for their customers could result in financial or other damages to those customers, which could result in reduced demand for Advanced Circuits’ services and liability claims against Advanced Circuits.
      Some of the products Advanced Circuits produces could potentially result in product liability suits against Advanced Circuits. While Advanced Circuits does not engage in design services for its customers, it does manufacture products to their customers’ specifications that are highly complex and may at times contain design or manufacturing defects, errors or failures, despite its quality control and quality assurance efforts. Defects in the products it manufactures, whether caused by a design, manufacturing or materials failure or error, may result in delayed shipments, customer dissatisfaction, or a reduction in or cancellation of purchase orders or liability claims against Advanced Circuits. If these defects occur either in large quantities or frequently, its business reputation may be impaired. Defects in its products could result in financial or other damages to its customers.
      If a person were to bring a product liability suit against Advanced Circuits’ customers, such person may attempt to seek contribution from Advanced Circuits. Product liability claims made against any of these businesses, even if unsuccessful, would be time consuming and costly to defend. A customer may also bring a product liability claim directly against Advanced Circuits. A successful product liability claim or series of claims against Advanced Circuits in excess of its insurance coverage, and for which it is not otherwise indemnified, could have a material adverse effect on its financial condition, business or results of operations. Although Advanced Circuits maintains a warranty reserve, this reserve may not be sufficient to cover its warranty or other expenses that could arise as a result of defects in its products.

Unless Advanced Circuits is able to respond to technological change at least as quickly as its competitors, its services could be rendered obsolete, which could materially adversely affect its financial condition, business and results of operations.
      The market for Advanced Circuits’ services is characterized by rapidly changing technology and continuing process development. The future success of its business will depend in large part upon its ability to maintain and enhance its technological capabilities, retain qualified engineering and technical personnel, develop and market services that meet evolving customer needs and successfully anticipate and respond to technological changes on a cost-effective and timely basis. Advanced Circuits’ core manufacturing capabilities are for 2 to 12 layer printed circuit boards. Trends towards miniaturization and increased performance of electronic products are dictating the use of printed circuit boards with increased layer counts. If this trend continues Advanced Circuits may not be able to effectively respond to the technological requirements of the changing market. If it determines that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of these technologies may require significant capital investments. It may be unable to obtain capital for these purposes in the future, and investments in new technologies may not result in commercially viable technological processes. Any failure to anticipate and adapt to its customers’ changing technological needs and requirements or retain qualified engineering and technical personnel could materially adversely affect its financial condition, business and results of operations.

Advanced Circuits’ customers operate in industries that experience rapid technological change resulting in short product life cycles and as a result, if the product life cycles of its customers slow materially, and research and development expenditures are reduced, its financial condition, business and results of operations will be materially adversely affected.
      Advanced Circuits’ customers compete in markets that are characterized by rapidly changing technology, evolving industry standards and continuous improvement in products and services. These conditions frequently result in short product life cycles. As professionals operating in research and development departments represent the majority of Advanced Circuits’ net sales, the rapid development of electronic products is a key driver of Advanced Circuits’ sales and operating performance. Any decline in the development and introduction of new electronic products could slow the demand for Advanced Circuits’ services and could have a material adverse effect on its financial condition, business and results of operations.

The continued trend of technology companies moving their operations offshore may materially adversely affect Advanced Circuits’ financial conditions, business and results of operations.
      There is increasing pressure on technology companies to lower their cost of production. Many have responded to this pressure by relocating their operations to countries that have lower production costs. Despite Advanced Circuits’ focus on quick-turn and prototype manufacturing, its operations, which are located in Colorado as well as the electronics manufacturing industry as a whole, may be materially adversely affected by U.S. customers moving their operations offshore.

Electronics manufacturing services corporations are increasingly acting as intermediaries, positioning themselves between PCB manufacturers and OEMS, which could reduce operating margins.
      Advanced Circuits’ OEM customers are increasingly outsourcing the assembly of equipment to third party manufacturers. These third party manufacturers typically assemble products for multiple customers and often purchase circuit boards from Advanced Circuits in larger quantities than OEM manufacturers. The ability of Advanced Circuits to sell products to these customers at margins comparable to historical averages is uncertain. Any material erosion in margins could have a material adverse effect on Advanced Circuits’ financial condition, business and results of operations.
Risks Related to Silvue

Silvue derives a significant portion of its revenue from the eyewear industry. Any economic downturn in this market or increased regulations by the Food and Drug Administration, would materially adversely affect its operating results and financial condition.
      Silvue’s customers are concentrated in the eyewear industry, so the economic factors impacting this industry also impact its operations and revenues. Silvue’s management estimates that in 2005 approximately 75% of its net sales were from the premium eyewear industry. Silvue’s management estimates that it had approximately 17% share of this market in 2005. Any economic downturn in this market or increased regulations by the Food and Drug Administration, would materially adversely affect its operating results and financial condition.
      Further, Silvue’s coating technology is utilized primarily on mid and high value lenses. A decline in the ophthalmic and sunglass lens industry in general, or a change in consumers’ preferences from mid and high value lenses to low value lenses within the industry, may have a material adverse effect on its financial condition, business and results of operations.

Silvue’s technology is compatible with certain substrates and processes and competes with a number of products currently sold on the market. A change in the substrate, process or competitive landscape could have a material adverse affect on its financial condition, business and results of operations.
      Silvue provides material for the coating of polycarbonate, acrylic, glass, metals and other surfaces. Its business is dependent upon the continued use of these substrates and the need for its products to be applied to these substrates. In addition, Silvue’s products are compatible with certain application techniques. New application techniques designed to improve performance and decrease costs are being developed that may be incompatible with Silvue’s coating technologies. Further, Silvue competes with a number of large and small companies in the research, development, and production of coating systems. A competitor may develop a coating system that is technologically superior and render Silvue’s products less competitive. Any of these conditions may have a material adverse effect on its financial condition, business and results of operations.

Silvue has international operations and is exposed to general economic, political and regulatory conditions and risks in the countries in which they have operations.
      Silvue has facilities located in United Kingdom and Japan. Conditions such as the uncertainties associated with war, terrorist activities, social, political and general economic environments in any of the countries in which Silvue or its customers operate could cause delays or losses in the supply or delivery of raw materials and products as well as increased security costs, insurance premiums and other expenses. Moreover, changes in laws or regulations, such as unexpected changes in regulatory requirements (including trade barriers, tariffs, import or export licensing requirements), or changes in the reporting requirements of United States, European and Asian governmental agencies, could increase the cost of doing business in these regions. Furthermore, in foreign jurisdictions where laws differ from those in the United States, it may experience difficulty in enforcing agreements. Any of these conditions may have a material adverse effect on its financial condition, business and results of operations.

Changes in foreign currency exchange rates could materially adversely affect Silvue’s financial condition, business and results of operations.
      Approximately half of Silvue’s net sales are in foreign currencies. Changes in the relative strength of these currencies can materially adversely affect Silvue’s financial condition, business and results of operations.

Silvue relies upon valuable intellectual property rights that could be subject to infringement or attack. Infringement of these intellectual property rights by others could have a material adverse affect on its financial condition, business and results of operations.
      As a developer of proprietary high performance coating systems, Silvue relies upon the protection of its intellectual property rights. In particular, Silvue derives a majority of its revenues from products incorporating patented technology. Infringement of these intellectual property rights by others, whether in the United States or abroad (where protection of intellectual property rights can vary widely from jurisdiction to jurisdiction), could have a material adverse effect on Silvue’s financial condition, business and results of operations. In addition, in the highly competitive hard coatings market, there can be no guarantee that Silvue’s competitors would not seek to invalidate or modify Silvue’s proprietary rights, including its nine patents related to its coating systems. While any such effort would be met with vigorous defense, the defense of any such matters could be costly and distracting and no assurance can be given that Silvue would prevail.

Risks Related to this Offering

There is no public market for our shares. You cannot be certain that an active trading market or a specific share price will be established, and you may not be able to resell your shares at or above the initial offering price.
      We have filed an application to quote our shares on the Nasdaq National Market. However, there currently is no public trading market for our shares, and an active trading market may not develop upon completion of this offering or continue to exist if it does develop. The market price of our shares may also decline below the initial public offering price. The initial public offering price per share will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the market price of our shares after our initial public offering.

Future sales of shares may affect the market price of our shares.
      We cannot predict what effect, if any, future sales of our shares, or the availability of shares for future sale, will have on the market price of our shares. Sales of substantial amounts of our shares in the public market following our initial public offering, or the perception that such sales could occur, could materially adversely affect the market price of our shares and may make it more difficult for you to sell your shares at a time and price which you deem appropriate. A decline below the initial public offering price, in the future, is possible. See the section entitled “Shares Eligible for Future Sale” for more information about the circumstances under which additional shares may be sold.
      We, CGI, Pharos, the employees of our manager and our officers and directors have agreed that, with limited exceptions, we and they will not directly or indirectly, without the prior written consent of Ferris, Baker Watts, Incorporated, on behalf of the underwriters, offer to sell, sell or otherwise dispose of any shares they acquired in connection with this offering for a period of 180 days after the date of this prospectus.

We may issue additional debt and equity securities which are senior to our shares as to distributions and in liquidation, which could materially adversely affect the market price of our shares.
      In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our shareholders. Any preferred securities, if issued by the company, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our shareholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your shares and diluting your interest in us. In addition, we can change our leverage strategy from time to time without shareholder approval, which could materially adversely affect the market share price of our shares.

Our earnings and cash distributions may affect the market price of our shares.
      Generally, the market price of our shares may be based, in part, on the market’s perception of our growth potential and our current and potential future cash distributions, whether from operations, sales, acquisitions or refinancings, and on the value of our businesses. For that reason, our shares may trade at prices that are higher or lower than our net asset value per share. Should we retain operating cash flow for investment purposes or working capital reserves instead of distributing the cash flows to our shareholders, the retained funds, while increasing the value of our underlying assets, may materially adversely affect the market price of our shares. Our failure to meet market expectations with respect to earnings and cash distributions could materially adversely affect the market price of our shares.

      If the market price of our shares declines, you may be unable to resell your shares at or above the initial public offering price. We cannot assure you that the market price of our shares will not fluctuate or decline significantly, including a decline below the initial public offering price, in the future.

The market price, trading volume and marketability of our shares may, from time to time, be significantly affected by numerous factors beyond our control, which may materially adversely affect the market price of your shares and our ability to raise capital through future equity financings.
      The market price and trading volume of our shares may fluctuate significantly. Many factors that are beyond our control may significantly affect the market price and marketability of our shares and may materially adversely affect our ability to raise capital through equity financings. These factors include the following:

•	price and volume fluctuations in the stock markets generally which create highly variable and unpredictable pricing of equity securities;

•	significant volatility in the market price and trading volume of securities of companies in the sectors in which our businesses operate, which may not be related to the operating performance of these companies and which may not reflect the performance of our businesses;

•	changes and variations in our earnings and cash flows;

•	any shortfall in revenue or net income or any increase in losses from levels expected by securities analysts;

•	changes in regulation or tax law;

•	operating performance of companies comparable to us;

•	general economic trends and other external factors including inflation, interest rates, and costs and availability of raw materials, fuel and transportation; and

•	loss of a major funding source.
      All of our shares sold in this offering will be freely transferable by persons other than our affiliates and those persons subject to lock-up agreements, without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act.

FORWARD-LOOKING STATEMENTS
      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “The Acquisitions of and Loans to Our Initial Businesses,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and elsewhere in this prospectus contains forward-looking statements. We may, in some cases, use words such as “project,” “predict,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” or “may” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus are subject to a number of risks and uncertainties, some of which are beyond our control, including, among other things:

•	our ability to successfully operate our initial businesses on a combined basis, and to effectively integrate and improve any future acquisitions;

•	our ability to remove our manager and our manager’s right to resign;

•	our trust and organizational structure, which may limit our ability to meet our dividend and distribution policy;

•	our ability to service and comply with the terms of our indebtedness;

•	our cash flow available for distribution after the closing of this offering and our ability to make distributions in the future to our shareholders;

•	our ability to pay the management fee, profit allocation and put price when due;

•	the acquisition price of each initial business and the loan amounts to each initial business;

•	decisions made by persons who control our initial businesses, including decisions regarding dividend and distribution policies;

•	our ability to make and finance future acquisitions, including, but not limited to, the acquisitions described in this prospectus;

•	our ability to implement our acquisition and management strategies;

•	the regulatory environment in which our initial businesses operate;

•	trends in the industries in which our initial businesses operate;

•	changes in general economic or business conditions or economic or demographic trends in the United States and other countries in which we have a presence, including changes in interest rates and inflation;

•	environmental risks affecting the business or operations of our initial businesses;

•	our and our manager’s ability to retain or replace qualified employees of our initial businesses and our manager;

•	costs and effects of legal and administrative proceedings, settlements, investigations and claims; and

•	extraordinary or force majeure events affecting the business or operations of our initial businesses.

      Our actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by the forward-looking statements. A description of some of the risks that could cause our actual results to differ appears under the section “Risk Factors” and elsewhere in this prospectus. Additional risks of which we are not currently aware or which we currently deem immaterial could also cause our actual results to differ.
      In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. The forward-looking events discussed in this prospectus may not occur. These forward-looking statements are made as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements after the completion of this offering, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS
      We estimate that our net proceeds from the sale of 14,000,000 shares in this offering will be approximately $194.8 million (or approximately $224.0 million if the underwriters’ overallotment option is exercised in full), based on the initial public offering price of $15.00 per share (which is the mid-point of the estimated initial public offering price range set forth on the cover page on this prospectus) and after deducting underwriting discounts and commissions (including the financial advisory fee payable to Ferris, Baker Watts, Incorporated) of approximately $15.2 million (or approximately $17.5 million if the underwriters’ overallotment option is exercised in full), but without giving effect to the payment of public offering costs of approximately $6.0 million. In addition, CGI and Pharos have each agreed to purchase in separate private placement transactions to close in conjunction with the closing of this offering a number of shares in the trust having an aggregate purchase price of approximately $86 million and $4 million, respectively, at a per share price equal to the initial public offering price.
      We intend to use the net proceeds from this offering, from the separate private placement transactions and from the initial borrowing under our third party credit facility to:

•	pay the purchase price and related costs of the acquisition of our initial business of approximately $140.8 million;

•	make loans to each of our initial businesses to repay outstanding debt and to provide capitalization in an aggregate principal amount of $170.8 million;

•	pay the public offering costs of approximately $6.0 million; and

•	provide funds for general corporate purposes of approximately of $11.1 million.

      The table below summarizes the expected sources and uses of the net proceeds from this offering, the separate private placement transactions and the initial borrowings under our third party credit facility:

Sources of Funds

($ in millions)
Net proceeds from initial public offering	$194.8
Investment of Pharos	4.0
Investment of CGI	86.0
Net proceeds from initial borrowing under third party credit facility	43.9

Total Sources	$328.7

	Uses of Funds

	($ in millions)
Purchase of Equity:
CBS Personnel	$54.6
Crosman	26.9
Advanced Circuits	35.3
Silvue	24.0
Loans to initial businesses:(1)
CBS Personnel	66.4	(2)
Crosman	43.2
Advanced Circuits	47.4
Silvue	13.8
Public offering costs(3)	6.0
General corporate purposes	11.1

Total Uses	$328.7

(1)	See the liquidity and capital resources discussion for each initial business in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information about the outstanding debt of each initial business that will be repaid in connection with this offering. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information about the loans to each of our initial businesses.

(2)	The $66.4 million will be comprised of approximately $50.0 million in term loans, approximately $17.2 million of which will be used to pay down third party debt and approximately $32.8 million of which represents a capitalization loan and approximately $16.4 million of a $37.5 million revolving loan commitment which will be made to CBS Personnel in conjunction with the closing of this offering. CBS Personnel will use a portion of the loans to redeem shares of its Class B and Class C common stock from certain holders thereof and to make payments to certain of its option holders as consideration for the termination of a portion of their options to acquire Class C common stock. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information about the loans to CBS Personnel.

(3)	This amount will be reimbursed by the company to the manager in conjunction with the closing of this offering. See the section entitled “Management Services Agreement—Reimbursement of Offering Expenses” and “Certain Relationships and Related Party Transactions” for more information about the reimbursement of offering expenses.
     See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information about the terms of existing loans for each business. See the sections entitled “The Acquisitions of and Loans to Our Initial Businesses” and “Certain Relationships and Related Party Transactions” for information about the acquisition of our initial businesses.

DIVIDEND AND DISTRIBUTION POLICY
      The company’s board of directors intends to declare and pay regular quarterly cash distributions on all outstanding shares. The company’s board of directors intends to declare and pay an initial quarterly distribution for the first full fiscal quarter ending September 30, 2006 of approximately $0.2625 per share and an initial distribution equal to the amount of the initial quarterly distribution, but pro rated for the period from the completion of this offering to June 30, 2006. The distributions will be paid to holders of record, as determined by the company’s board of directors, together at the time that the initial quarterly distribution is paid. The company’s board of directors intends to set this initial distribution on the basis of the current results of operations of our initial businesses and other resources available to the company, including the third party credit facility, and the desire to provide sustainable levels of distributions to our shareholders.
      Our distribution policy is based on the predictable and stable cash flows of our initial businesses and our intention to provide sustainable levels of distributions to our shareholders while reinvesting a portion of our cash flows in our businesses or in the acquisition of new businesses. If our strategy is successful, we expect to maintain and increase the level of our distributions to shareholders in the future.
      The declaration and payment of our initial distribution, our initial quarterly distribution and any future distribution will be subject to the approval of the company’s board of directors, which will include a majority of independent directors. The company’s board of directors will take into account such matters as general business conditions, our financial condition, results of operations, capital requirements and any contractual, legal and regulatory restrictions on the payment of distributions by us to our shareholders or by our subsidiaries to us, and any other factors that the board of directors deems relevant. However, even in the event that the company’s board of directors were to decide to declare and pay distributions, our ability to pay such distributions may be adversely impacted due to unknown liabilities, government regulations, financial covenants of the debt of the company, funds needed for acquisitions and to satisfy short- and long-term working capital needs of our businesses, or if our initial businesses do not generate sufficient earnings and cash flow to support the payment of such distributions. In particular, we may incur debt in the future to acquire new businesses, which debt will have substantial debt commitments, which must be satisfied before we can make distributions. These factors could affect our ability to continue to make distributions.
      We may use cash flow from our initial businesses, the capital resources of the company, including borrowings under the company’s third party credit facility, or a reduction in equity to pay a distribution. See the section entitled “Material U.S. Federal Income Tax Considerations” for more information about the tax treatment of distributions to our shareholders.
Estimated Pro Forma Cash Flow Available for Distribution for the Year Ended December 31, 2005
      We believe that if we had completed this offering on January 1, 2005, our estimated pro forma cash flow available for distribution for the year ended December 31, 2005, based on our pro forma condensed combined financial statements for the year ended December 31, 2005, would have been approximately $27.0 million.
      The estimated pro forma cash flow available for distribution for the year ended December 31, 2005 is based on pro forma condensed combined financial statements, which include certain assumptions and considerations. These statements do not reflect any internal growth in the cash flows of our businesses from the period covered until the date of this offering. In addition, the pro forma financial statements do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, cash flow available for distribution is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. As a result, you should only view the amount of pro forma estimated cash flow available for distribution as a general indication of the amount of cash we believe would have been available for distribution that we might have generated had we owned our initial businesses during these periods. No assurance can be given that the estimated pro forma cash flow available for distribution presented in the prospectus will actually be produced or, to the extent it is produced, will be sufficient to make the initial distribution and the initial quarterly distribution or distributions in subsequent quarters.
      Our estimated pro forma cash flow available for distribution also includes certain other adjustments, assumptions and considerations and reflects the amount of cash that we believe would have been available for distribution to our shareholders subject to the assumptions described in the table below. The pro forma cash flow available for distribution includes management fee expense of approximately $4.5 million, after taking into account the offsetting management fees, to be paid to our manager pursuant to the management services agreement. See the section entitled “Our Manager — Our Relationship With Our Manager — Our Manager as a Service Provider — Management Fee” for more information about the management fee to be paid to our manager. The estimated management fee expense is reflected in our pro forma financial statements for the year ended December 31, 2005.
      The following table sets forth our calculation of the estimated pro forma cash flow available for distribution for the year ended December 31, 2005.

Year Ended
December 31,
Cash Flow Available for Distribution	2005

($ in thousands)
Net income per pro forma	$8,783
Adjustment to reconcile pro forma net income to pro forma net cash provided by operating activities:
Pro forma depreciation	5,398
Pro forma amortization	10,433
Pro forma amortization of debt issuance cost	1,220
Pro forma adjustment to add back in-process R&D expensed at acquisition date	1,240
Pro forma minority interest	3,265
Pro forma deferred taxes	367
Pro forma foregone offering costs(1)	3,022
Pro forma deferred interest	1,287
Pro forma loss from equity investment and other	98
Pro forma changes in operating assets and liabilities	5,893

Pro forma net cash provided by operating activities	41,006
Add:
Pro forma unused fee on delayed term loan(2)	2,300
Less:
Pro forma changes in operating assets and liabilities	5,893
Pro forma deferred interest	1,287
Estimated incremental general and administrative expense (3)	5,000
Capital expenditures for the year ended December 31, 2005(4)
CBS Personnel	1,018
Crosman	1,747
Advanced Circuits	1,184
Silvue	178

Estimated pro forma cash flow available for distribution	$26,999

(1)	Relates to Crosman’s foregone offering costs associated with its intended public offering in the Canadian Income Trust market that was ultimately not consummated.

(2)	Represents the 2% commitment fee on the $115 million unused delayed term loan.

(3)	Represents ongoing incremental administrative expenses, professional fees and management fees we expect to incur annually as a public company such as accounting, legal and other consultant fees, SEC and listing fees, directors’ fees and directors’ and officers’ insurance. We currently estimate these costs to be approximately $5.0 million.

(4)	Represents capital expenditures that were funded from operating cash flow.

     This calculation is an estimate of the cash flow available for distribution to shareholders on a pro forma basis for 2005 had this offering, the separate private placement transactions and our initial borrowing under our third party credit facility been consummated on January 1, 2005. It does not include any profit allocation with respect to the allocation interests held by our manager, as no trigger event has occurred, or would have occurred on a pro forma basis, during such period.

Restrictions on Distribution Payments
      We are a holding company with no operations. We will be dependent upon the ability of our initial businesses to generate earnings and cash flow and to make distributions to us in the form of interest and principal payments on indebtedness and distributions on equity to enable us to, first, satisfy our financial obligations including payments under our third party credit facility, the management fee, profit allocation and put price, and, second, make distributions to our shareholders. There is no guarantee that we will make quarterly distributions, including the distribution we project to make in the initial quantities following this offering. Our ability to make quarterly distributions may be subject to certain restrictions, including:

•	The operating results of our initial businesses which are impacted by factors outside of our control including competition, inflation and general economic conditions;

•	The ability of our businesses to make distributions to us, which may be subject to limitations under laws of the jurisdictions in which they are incorporated or organized;

•	Insufficient cash to pay distributions due to increases in our general and administrative expenses, including our quarterly management fee, principal and interest payments on our outstanding debt, tax expenses or working capital requirements;

•	The obligation to pay our manager a profit allocation upon the occurrence of a trigger event;

•	The obligation to pay our manager the put price pursuant to the supplemental put agreement;

•	The company’s board of directors’ election to keep a portion of the operating cash flow in the initial businesses or to use such funds for the acquisition of new businesses;

•	Restrictions on distributions under our third party credit facility which contains financial tests and covenants that we will have to satisfy in order to make quarterly or annual distributions;

•	Any dividends or distributions paid by our businesses pro rata to the minority shareholders of our businesses, which portion will not be available to us for any purpose, including for the purpose of making distributions to our shareholders;

•	Possible future issuances of debt or debt-like financing arrangements that are secured by all or substantially all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares, which obligations will have priority over our cash flow; and

•	In the future, the company may issue preferred securities and holders of such preferred securities may have a preference with respect to distributions, which could limit our ability to make distributions to our shareholders.
      If, as a consequence of these various restrictions, we are unable to generate sufficient distributions from our businesses, we may not be able to declare, or may have to delay or cancel payment of, distributions to our shareholders.
      Because the company’s board of directors intends to declare and pay regular quarterly cash distributions on all outstanding shares, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. We expect that we will rely upon external financing sources, including issuances of debt or debt-like financing arrangements and the issuance of debt and equity securities, to fund our acquisitions and expansion of capital expenditures. As a result, to the extent we are unable to finance growth externally, our decision to declare and pay regular quarterly distributions will significantly impair our ability to grow.
      Our decision to incur debt and issue securities in future offerings will depend on market conditions and other factors beyond our control. Therefore, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financings. Likewise, holders of our shares may be diluted pursuant to additional equity issuances.

THE ACQUISITIONS OF AND LOANS TO OUR INITIAL BUSINESSES
      The terms and conditions of the stock purchase agreement and the related documents pursuant to which the company will acquire controlling interests in the initial businesses, which agreement and documents are collectively referred to as the stock purchase agreement in this prospectus, were negotiated among representatives of CGI, on behalf of CGI, and representatives of our manager, on behalf of the company, in the overall context of this offering. The terms and conditions so negotiated relate to, among others, the acquisition prices of the initial businesses, the representations and warranties to be provided by CGI and its affiliates and the indemnity obligations of CGI and its affiliates following the acquisition of the initial businesses.
      The terms and conditions of the loan agreements pursuant to which the company will make loans to the initial businesses were negotiated among representatives of the manager, on behalf of the company, and representatives of each initial business, on behalf of such initial business, in the overall context of this offering. The terms and conditions so negotiated relate to, among others, the nature of such loans, the aggregate principal amount of such loans, the interest rate terms of such loans and the repayment terms and schedules of such loans.
Background
      The offering and transactions contemplated by this prospectus are the result of our management team’s consideration of various means by which they could, generally, establish their independence from CGI in managing the initial businesses and augment their ability to raise additional capital for this purpose and possible future acquisitions. Our management team determined that the structure and transactions discussed in this prospectus were the most efficient and effective means by which to achieve both of these goals. In essence, the structure represents a modified management buy-out structure — one in which our management team creates a public vehicle to allow them to access the capital markets to raise the necessary resources to conduct both the acquisition of the initial businesses and the acquisition of future businesses, while at the same time allowing them to achieve their independence from CGI, notwithstanding CGI’s investment in our shares. Significantly, certain members of our management team will invest (along the lines of such a management buy-out) approximately $4.0 million in our shares, which shares will be acquired at the initial public offering price.
      Once identified by our management team, the proposed structure and related transactions were presented to CGI’s representatives. After due consideration, CGI informed the management team that it would be receptive to selling certain of the initial businesses subject to mutually agreeable terms and conditions. The initial businesses represent less than 30% of the assets and investments of CGI. After initially agreeing to the concept of selling the initial businesses and, notwithstanding the employment relationship between our management team and CGI, through The Compass Group International LLC, which we refer to as The Compass Group, the terms and conditions of this offering and the related transactions have been the subject of on-going negotiations between our management team, representing our interests, and CGI’s representatives, representing the interests of CGI. These on-going negotiations have related to issues including, among other issues, the amount of the purchase price for each of the initial businesses and the terms and conditions of the stock purchase agreement, the amount of CGI’s investment in the shares, CGI’s participation in the profit allocation via its non-management interest in our manager and our management team’s continuing ability to manage other investments on behalf of CGI.
      The results of these negotiations are represented by our structure and the terms and conditions of the transactions described in this prospectus. Further, based on these negotiations in the overall context of this offering and the related transactions and the terms and conditions of the stock purchase agreement, our management team believes the purchase price of each of the initial businesses represents a fair value for each of the initial businesses. The company has entered into letters of intent in connection with the proposed acquisitions. An overview of the terms and conditions relating to the acquisitions in the context of this offering is discussed in more detail below.

Overview
      The company will use a portion of the net proceeds from this offering, the separate private placement transactions and the initial borrowings under our third party credit facility to acquire controlling interests in the initial businesses from the sellers for cash, as follows:

•	approximately 97.6% of CBS Personnel on a primary basis, without giving effect to conversion of any convertible securities, and approximately 94.4% on a fully diluted basis, after giving effect to the exercise of vested and in the money options and vested non-contingent warrants (as applicable);

•	approximately 75.4% of Crosman on a primary and fully diluted basis;

•	approximately 70.2% of Advanced Circuits on a primary and fully diluted basis; and

•	approximately 73.0% of Silvue on a primary and fully diluted basis, after giving effect to the conversion of preferred stock of Silvue we acquired.
      CGI, through its wholly owned subsidiaries, is a limited partner in each of the entities from which the company will acquire controlling interests in the initial businesses. Navco Management, Inc., an affiliate of CGI, is the general partner of each of the entities from which the company will acquire controlling interests in the initial businesses. The remaining equity interests in each initial business will be held by the respective senior management of each of our initial businesses, as well as other minority shareholders. See the section entitled “Certain Relationships and Related Party Transactions” for more information about the relationship with CGI and its affiliated entities.
      In addition, the company will use a portion of the net proceeds of this offering, the separate private placement transactions and the initial borrowings under our third party credit facility to make loans and financing commitments to each of our initial businesses, as follows:

•	approximately $50.0 million in term loans and approximately $37.5 million in a financing commitment pursuant to a revolving loan to CBS Personnel. The full amount of the term loans, of which approximately $32.8 million represents a capitalization loan, and approximately $16.4 million of the revolving loan commitment will be funded to CBS Personnel in conjunction with the closing of this offering. At the closing of this offering, an aggregate amount of approximately $66.4 million will be funded to CBS Personnel pursuant to these loans and financing commitments.

•	approximately $37.7 million in term loans and approximately $18.0 million in a financing commitment pursuant to a revolving loan to Crosman. The full amount of the term loans and approximately $5.5 million of the revolving loan commitment will be funded to Crosman in conjunction with the closing of this offering. At the closing of this offering, an aggregate amount of approximately $43.2 million will be funded to Crosman pursuant to these loans and financing commitments.

•	approximately $37.0 million in term loans and approximately $14.0 million in a financing commitment pursuant to a revolving loan to Advanced Circuits. The full amount of the term loans and approximately $10.4 million of the revolving loan commitment will be funded to Advanced Circuits in conjunction with the closing of this offering. At the closing of this offering, an aggregate amount of approximately $47.4 million will be funded to Advanced Circuits pursuant to these loans and financing commitments.

•	approximately $11.0 million in term loans and approximately $5.0 million in a financing commitment pursuant to a revolving loan to Silvue. The full amount of the term loans and approximately $2.8 million of the revolving loan commitment will be funded to Silvue in conjunction with the closing of this offering. At the closing of this offering, an aggregate amount of approximately $13.8 million will be funded to Silvue pursuant to these loans and financing commitments.

      The acquisition of and the making of the loans and financing commitments to each of our initial businesses will be conditioned upon the closing of this offering. Each of the loans and the financing commitments are discussed in more detail below. The terms, including pricing, and conditions of the stock purchase agreement were reviewed and approved by the independent directors of the company and the directors of each of the initial businesses who are not affiliated with our management team and our board of directors. The composition of the board of directors of each of the initial businesses will remain the same following the company’s acquisition of such business. In addition, the composition of the management team of each of the initial businesses will remain the same following the company’s acquisition thereof.
      The terms and conditions of the loan agreements were reviewed and approved by the independent directors of the company and the directors of each of the initial businesses who are not affiliated with either our management team or the company’s board of directors. While this process of review and approval is designed to ensure that the terms of the loans will be fair to the initial businesses, it is not necessarily designed to protect you. The company believes that the terms and conditions of the loans will be substantially similar to those that the initial businesses would be able to obtain from unaffiliated third parties. In addition, the company believes that the terms of the loans will be fair and reasonable given the leverage and risk profiles of each of the initial businesses.
      Although we received an opinion from Duff & Phelps, LLC, an independent financial advisory and investment banking firm, regarding the fairness, from a financial point of view only, of the acquisition prices of the four initial businesses (on an individual basis only) and, notwithstanding that the stock purchase agreement and the loan agreements were approved by a majority of our independent directors and the directors of each of the initial businesses, neither the stock purchase agreement nor the loan agreements were negotiated on an arm’s-length basis. As a result, such terms and conditions may be less favorable to the company than they might have been had they been negotiated at arm’s-length with unaffiliated persons. See the section entitled “Certain Relationships and Related Party Transactions — Relationships with Related Parties — CGI” for more information.
CBS Personnel
      In conjunction with the closing of this offering, the company will acquire approximately 97.6%, on a primary basis, and 94.4%, on a fully diluted basis, of the equity of CBS Personnel for approximately $54.6 million. This approximation is based upon an agreed upon enterprise value for CBS Personnel and assumes projected levels of debt and net working capital as of the closing of this offering. The actual purchase price will be based upon such agreed upon enterprise value and the actual levels of debt and net working capital at closing. Therefore, if the actual debt level at closing is less than such projected debt level, then the actual purchase price will be greater than such approximation. With respect to net working capital, the actual purchase price will be increased if the estimated net working capital of CBS Personnel as of the closing of the offering exceeds an agreed upon range, or decreased if such net working capital is less than such agreed upon range (with the adjustment, in either case, to be in an amount equal to the difference between such estimated net working capital and the mid-point of such agreed upon range). For a description of the formula for determining net working capital and the agreed upon range thereof, see the section below entitled “— Additional Acquisition Terms”. In addition, in connection with such acquisition and concurrently with the closing of the offering, the company will lend approximately $66.4 million to CBS Personnel. The proceeds of the company’s debt and equity investments will be used to:

•	retire approximately $29.8 million of existing CBS Personnel debt, plus pay an early redemption premium of approximately $0.4 million;

•	purchase, in the aggregate, approximately $54.6 million of equity from Compass CS Partners, L.P. and Compass CS II Partners, L.P., subsidiaries of CGI which we together refer to as Compass CS Partners;

•	redeem approximately $35.9 million of equity held by Compass CS Partners, members of CBS Personnel’s management team and certain unaffiliated minority stockholders; and

•	make option termination payments aggregating approximately $0.3 million to members of CBS Personnel’s management team.

Acquisition
      The company will acquire from Compass CS Partners 2,830,909 shares of CBS Personnel’s Class A common stock and 1,450,035 of shares of CBS Personnel’s Class B common stock. In addition, CBS Personnel will use a portion of the proceeds of the loan from the company to redeem 847,474 shares of Class B common stock held by Compass CS Partners, 2,197,325 shares of Class B common stock held by Robert Lee Brown, the founder of a predecessor to CBS Personnel and a member of CBS Personnel’s board since October 13, 2000 and who we refer to as Mr. Brown, and 145,800 shares of CBS Personnel’s Class C common stock held by certain members and former members of CBS Personnel’s management team and a former director of CBS Personnel. Our ownership interest may be diluted by future options, if any, granted at the discretion of the CBS Personnel board of directors.
      As of April 1, 2006, the issued and outstanding capital of CBS Personnel consisted of:

•	2,830,909 shares of Class A common stock, all of which were held by Compass CS Partners;

•	3,548,384 shares of Class B common stock, 2,274,052 of which were held by Compass CS Partners and 1,274,332 of which were held by Mr. Brown;

•	250,833 shares of Class C common stock, all of which were held by members of CBS Personnel’s management team and certain other investors in CBS Personnel;

•	warrants to acquire 23,457.15 shares of Class B common stock, all of which were held by Compass CS Partners and are expected to be exercised prior to the closing of this offering;

•	warrants to acquire 922,993.45 shares of Class B common stock, all of which were held by Mr. Brown and are expected to be exercised prior to the closing of this offering; and

•	options to purchase 454,417 shares of Series C commons stock, all of which were held by members of CBS Personnel’s management team and certain other investors.

      The rights of the holders of such Class A, Class B and Class C shares are substantially identical except that each holder of Class A common stock is entitled to 10 votes per share, whereas each holder of Class B common stock and Class C common stock is entitled to only one vote per share.
      Pursuant to the stock purchase agreement, CGI and Compass CS Partners make certain representations, warranties and covenants for the company’s benefit and provide the company with certain rights to receive indemnification. See the section below entitled “— Additional Acquisition Terms” for a more detailed discussion of such terms and provisions of the stock purchase agreement. See also the section below entitled “— Stockholders’ Agreements” for a discussion of certain rights and restrictions of the stockholders of CBS Personnel.

Term Loans
      The company will make term loans to CBS Personnel, consisting of a senior secured term loan in the principal amount of approximately $30.0 million and a senior subordinated secured term loan in the principal amount of approximately $20.0 million, pursuant to a credit agreement by and between the company and CBS Personnel. The proceeds of the term loans will be used, in part, to prepay all of the outstanding debt obligations of CBS Personnel and, in part as a capitalization loan, to redeem shares of Class B and Class C common stock of CBS Personnel and to terminate options to purchase Class C common stock held by certain members of CBS Personnel’s management team. Interest on the senior term loan and the senior subordinated term loan will initially accrue at the per annum rates of LIBOR plus 3.25% and LIBOR plus 8.0% (or substantially equivalent rates based on the prime rate), respectively, and will be due and payable monthly in arrears on the last day of each calendar month. The senior term loan and the senior subordinated term loan will have bullet maturities at the end of the 72nd month and 84th month, respectively, subsequent to the funding thereof but, in each case, will be pre-payable, without premium or penalty, at any time at the option of CBS Personnel. The credit agreement will contain customary covenants and events of default, and will require that a substantial portion of any excess cash flow generated by CBS Personnel be applied to repay the senior and senior subordinated term loans and then to repay any amount outstanding under the revolving credit facility. The covenants will require CBS Personnel to maintain, among other things, an agreed upon level of coverage against a number of measures, including the ratio of senior and total debt to earnings before interest, taxes, depreciation and amortization, which we refer to as EBITDA, as well as the level of EBITDA to CBS Personnel’s fixed charges. In addition, the performance of CBS Personnel as measured by the ratio of total debt to EBITDA will affect the interest rate applicable to the borrowings under the credit agreement by varying the margin over the applicable index chosen by CBS Personnel (i.e., LIBOR or prime rate based). In the event of a default by CBS Personnel, the interest rate otherwise applicable to the borrowings by CBS Personnel under the credit agreement will be increased by an additional 2% per annum.
      The aggregate principal amount of the term loans will be adjusted to give effect to payments made by or other borrowings of CBS Personnel from December 31, 2005 until the closing of this offering, and may be adjusted to achieve a specific leverage with respect to CBS Personnel.
      See the section below entitled “— Collateralization of Loans to Our Initial Businesses” for a description of the collateral securing the loans to our initial businesses.

Revolving Loan
      The company will, pursuant to a revolving credit facility by and between the company and CBS Personnel, make available to CBS Personnel a secured revolving loan commitment of approximately $37.5 million, of which approximately $16.4 million will be funded. In addition, the company will procure a letter of credit facility from a third party financial institution in an aggregate commitment amount of approximately $25.0 million, pursuant to which letters of credit in an aggregate amount of approximately $20.0 million will be outstanding at the closing of the offering. The reimbursement obligations of CBS Personnel under the letter of credit facility will be secured by a first priority lien on the accounts receivable of CBS Personnel. Interest on outstanding revolving loans will initially accrue at a rate of LIBOR plus 3.25% per annum (or a substantially equivalent rate based on the prime rate) and will be payable monthly in arrears on the last day of each calendar month. In addition, CBS Personnel will be charged a fee based upon the face amount of all letters of credit issued by such financial institution and a commitment fee (based upon the ratio of total debt to EBITDA) on the unused balance of the letter of credit commitment amount. In addition, CBS Personnel will be charged a fee equal to between 0.25% and 0.5% per annum (based on the ratio of total debt to EBITDA) on the unused balance of the revolving loan commitment amount. The revolving loan commitment will expire, and all revolving loans will mature, at the end of the 72nd month subsequent to the effective date of the commitment, but such revolving loans will be pre-payable, without premium or penalty, at any time at the option of CBS Personnel. The revolving credit facility will contain customary covenants and events of default. The revolving credit facility will replace an existing revolving credit facility provided by a third party lending group. CBS Personnel will use this revolving credit facility to finance its working capital needs and for general corporate purposes.
      The revolving loan commitment will be adjusted to give effect to payments made by or other borrowings of CBS Personnel from December 31, 2005 until the closing of this offering, and may be adjusted to achieve a specific leverage with respect to CBS Personnel.
      In connection with the extension of the term loans and revolving credit commitment, CBS Personnel will pay to the company an origination fee equal to 1.0% of the revolving loan commitment and senior term loan and 2.0% of the senior subordinated term loan.
      See the section below entitled “— Collateralization of Loans to Our Initial Businesses” for a description of the collateral securing the loans to our initial businesses.
Crosman
      In conjunction with the closing of this offering, the company will acquire, on both a primary basis and a fully diluted basis, approximately 75.4% of the equity of Crosman for approximately $26.9 million. This approximation is based upon an agreed upon enterprise value for Crosman and assumes projected levels of debt and net working capital as of the closing of this offering. The actual purchase price will be based upon such agreed upon enterprise value and the actual levels of debt and net working capital at closing. Therefore, if the actual debt level at closing is less than such projected debt level, then the actual purchase price will be greater than such approximation. With respect to net working capital, the actual purchase price will be increased if the estimated net working capital of Crosman as of the closing of the offering exceeds an agreed upon range, or decreased if such net working capital is less than such agreed upon range (with the adjustment, in either case, to be in an amount equal to the difference between such estimated net working capital and the mid-point of such agreed upon range). For a description of the formula for determining net working capital and the agreed upon range thereof, see the section below entitled “— Additional Acquisition Terms”. In addition, in connection with such acquisition and concurrently with the closing of the offering, the company will lend approximately $43.2 million to, and will assume approximately $0.2 million of capital leases from, Crosman. The proceeds of the company’s debt and equity investments will be used to purchase approximately $26.3 million of such equity from Compass Crosman Partners, L.P., a subsidiary of CGI, which we refer to as Compass Crosman Partners, and approximately $0.4 million of equity from individuals affiliated with the manager.

Acquisition
      The company will acquire from Compass Crosman Partners 428,292 shares of Crosman common stock and certain contingent, unvested warrants. In addition, the company will acquire 6,825 shares of common stock owned by employees of our manager and a former director of Crosman. The company’s ownership interest in Crosman may be diluted by future options, if any, granted at the discretion of the Crosman board of directors.
      As of April 1, 2006, the issued and outstanding capital stock of Crosman consisted of:

•	577,232 shares of a single class of common stock, 428,292 of which were held by Compass Crosman Partners and the balance of which was held by members of Crosman’s management team and certain other stockholders of Crosman; and

•	options to purchase 30,000 additional shares of Crosman’s common stock, all of which were held by a member of Crosman’s management team.
      Pursuant to the stock purchase agreement, CGI and Compass Crosman Partners make certain representations, warranties and covenants for the company’s benefit and provide the company with certain rights to receive indemnification. See the section below entitled “— Additional Acquisition Terms” for a more detailed discussion of such terms and provisions of the stock purchase agreement. See also the section below entitled “— Stockholders’ Agreements” for a discussion of certain rights and restrictions of the stockholders of Crosman.

Term Loans
      The company will make term loans to Crosman, consisting of a senior secured term loan in the principal amount of approximately $23.7 million and a senior subordinated secured term loan in the principal amount of approximately $14.0 million, pursuant to a credit agreement by and between the company and Crosman. The proceeds of the term loans will be used to prepay all of the outstanding debt obligations of Crosman. Interest on the senior term loan and the senior subordinated term loan will initially accrue at a floating rate of LIBOR plus 3.5% per annum and a fixed rate of 15.0% per annum, respectively, and will be payable monthly in arrears the last day of each calendar month. The senior term loan and the senior subordinated term loan will have bullet maturities at the end of the 72nd month and 84th month, respectively, subsequent to the funding thereof but, in each case, will be pre-payable, without premium or penalty, at any time at the option of Crosman. The credit agreement will contain customary covenants and events of default, and will require that a substantial portion of any excess cash flow generated by Crosman be applied to repay the senior and senior subordinated term loans and then to repay any amounts outstanding under the revolving credit facility. The covenants will require Crosman to maintain, among other things, an agreed upon level of coverage against a number of measures, including the ratio of senior and total debt to EBITDA, as well as the level of EBITDA to Crosman’s fixed charges.

In addition, the performance of Crosman as measured by the ratio of total debt to EBITDA will affect the interest rate applicable to the borrowings under the credit agreement by varying the margin over the applicable index chosen by Crosman (i.e., LIBOR or prime rate based). In the event of a default by Crosman, the interest rate otherwise applicable to the borrowings by Crosman under the credit agreement will be increased by an additional 2% per annum.
      The aggregate principal amount of term loans will be adjusted to give effect to payments made by or other borrowings of Crosman from January 1, 2006 until the closing of this offering.
      See the section below entitled “— Collateralization of Loans to Our Initial Businesses” for a description of the collateral securing the loans to our initial businesses.

Revolving Loan
      The company will, pursuant to a revolving credit facility by and between the company and Crosman, make available to Crosman a secured revolving loan commitment of approximately $18.0 million, of which approximately $5.5 million will be funded. Interest on outstanding revolving loans will initially accrue at a rate of LIBOR plus 3.25% per annum (or a substantially equivalent rate based on the prime rate), and will be payable monthly in arrears on the last day of each calendar month. In addition, Crosman will be charged a commitment fee equal to between 0.25% and 0.5% per annum (based on the ratio of total debt to EBITDA) on the unused balance of the revolving loan commitment amount. The revolving loan commitment will expire, and all revolving loans will mature, at the end of the 72nd month subsequent to the effective date of the commitment, but such revolving loans will be pre-payable, without premium or penalty, at any time at the option of Crosman. The revolving credit facility will contain customary covenants and events of default. The revolving credit facility will replace an existing revolving credit facility provided by a third party lending group. Crosman will use this revolving credit facility to finance its working capital needs and for general corporate purposes.
      The revolving loan commitment will be adjusted to give effect to payments made by or other borrowings of Crosman from January 1, 2006 until the closing of this offering.
      See the section below entitled “— Collateralization of Loans to Our Initial Businesses” for a description of the collateral securing the loans to our initial businesses.
Advanced Circuits
      In conjunction with the closing of this offering, the company will acquire, on both a primary basis and a fully diluted basis, approximately 70.2% of the equity of Advanced Circuits for approximately $35.3 million. This approximation is based upon an agreed upon enterprise value for Advanced Circuits and assumes projected levels of debt and net working capital as of the closing of this offering. The actual purchase price will be based upon such agreed upon enterprise value and the actual levels of debt and net working capital at closing. Therefore, if the actual debt level at closing is less than such projected debt level, then the actual purchase price will be greater than such approximation. With respect to net working capital, the actual purchase price will be increased if the estimated net working capital of Advanced Circuits as of the closing of the offering exceeds an agreed upon range, or decreased if such net working capital is less than such agreed upon range (with the adjustment, in either case, to be in an amount equal to the difference between such estimated net working capital and the mid-point of such agreed upon range). For a description of the formula for determining net working capital and the agreed upon range thereof, see the section below entitled “— Additional Acquisition Terms”.
      In addition, in connection with such acquisition and concurrently with the closing of the offering, the company will lend approximately $47.4 million to Advanced Circuits. The proceeds of the company’s debt and equity investments will be used to purchase approximately $33.3 million of such equity from Compass Advanced Partners, L.P., a subsidiary of CGI which we refer to as Compass Advanced Partners, approximately $0.5 million of such equity from individuals affiliated with our manager and approximately $1.5 million of such equity from an unaffiliated minority stockholder.

Acquisition
      The company will acquire from Compass Advanced Partners 882,120 shares of Advanced Circuits’ Series B common stock. In addition, the company will acquire 11,880 shares of Series B common stock from an entity owned by employees of our manager and 40,000 shares of Advanced Circuits’ Series A common stock from a lender to Advanced Circuits. The company’s ownership interest may be diluted by future options, if any, granted at the discretion of the Advanced Circuits board of directors.
      As of April 1, 2006, the issued and outstanding capital of Advanced Circuits consisted of:

•	425,729 shares of Series A common stock, all of which were held by members of Advanced Circuits’ management team and certain other stockholders of Advanced Circuits; and

•	904,000 shares of Series B common stock, 882,120 of which were held by Compass Advanced Partners, and the balance of which were held by certain other investors.
      The rights of all holders of common stock are substantially identical except that each holder of Series A common stock is entitled to only one vote per share, whereas each holder of Series B common stock is entitled to ten votes per share.
      Pursuant to the stock purchase agreement, CGI and Compass Advanced Partners make certain representations, warranties and covenants for the company’s benefit and provide the company with certain rights to receive indemnification. See the section below entitled “— Additional Acquisition Terms” for a more detailed discussion of such terms and provisions of the stock purchase agreement. See also the section below entitled “— Stockholders’ Agreements” for a discussion of certain rights and restrictions of the stockholders of Advanced Circuits.

Term Loans
      The company will make term loans to Advanced Circuits, consisting of a senior secured term loan in the principal amount of approximately $21.5 million and a senior subordinated secured term loan in the principal amount of approximately $15.5 million, pursuant to a credit agreement by and between the company and Advanced Circuits. The proceeds of the term loans will be used to prepay all of the outstanding debt obligations of Advanced Circuits. Interest on the senior term loan and the senior subordinated term loan will accrue at the per annum rates of LIBOR plus 3.75% and LIBOR plus 7.5% (or substantially equivalent rates based on the prime rate), respectively, and will be due and payable monthly in arrears on the last day of each calendar month. The senior term loan and the senior subordinated term loan will have bullet maturities at the end of the 72nd month and 84th month, respectively, subsequent to the funding thereof but, in each case, will be pre-payable, without premium or penalty, at any time at the option of Advanced Circuits. The credit agreement will contain customary covenants and events of default, and will require that a substantial portion of any excess cash flow generated by Advanced Circuits be applied to repay the senior and senior subordinated term loans and then to repay any amounts outstanding under the revolving credit facility. The covenants will require Advanced Circuits to maintain, among other things, an agreed upon level of coverage against a number of measures, including the ratio of senior and total debt to EBITDA, as well as the level of EBITDA to Advanced Circuits’ fixed charges. In the event of a default by Advanced Circuits, the interest rate otherwise applicable to the borrowings by Advanced Circuits under the credit agreement will be increased by an additional 2% per annum.
      The aggregate principal amount of term loans will be adjusted to give effect to payments made by or other borrowings of Advanced Circuits from December 31, 2005 until the closing of this offering.
      See the section below entitled “— Collateralization of Loans to Our Initial Businesses” for a description of the collateral securing the loans to our initial businesses.

Revolving Loan
      The company will, pursuant to a revolving credit facility by and between the company and Advanced Circuits, make available to Advanced Circuits a secured revolving loan commitment of approximately $14.0 million, of which $10.4 million will be funded. Interest on outstanding revolving loans will accrue at a rate of LIBOR plus 3.75% per annum (or a substantially equivalent rate based on the prime rate), and will be payable monthly in arrears on the last day of each calendar month. In addition, Advanced Circuits will be charged a commitment fee equal to 0.5% per annum on the unused balance of the revolving loan commitment amount. The revolving loan commitment will expire, and all revolving loans will mature, at the end of the 72nd month subsequent to the effective date of the commitment, but such revolving loans will be pre-payable, without premium or penalty, at any time at the option of Advanced Circuits. The revolving credit facility will contain customary covenants and events of default. The revolving credit facility will replace an existing revolving credit facility provided by a third party lending group. Advanced Circuits will use this revolving credit facility to finance its working capital needs and for general corporate purposes.
      The revolving loan commitment will be adjusted to give effect to payments made by or other borrowings of Advanced Circuits from December 31, 2005 until the closing of this offering.
      See the section below entitled “— Collateralization of Loans to Our Initial Businesses” for a description of the collateral securing the loans to our initial businesses.
Silvue
      In conjunction with the closing of this offering, the company will acquire common and preferred equity securities of Silvue, representing approximately 73.0% interest in Silvue’s equity capital, after giving effect to the conversion of preferred stock of Silvue to be acquired by the company, for approximately $24.0 million. This approximation is based upon an agreed upon enterprise value for Silvue and assumes projected levels of debt and net working capital as of the closing of this offering. The actual purchase price will be based upon such agreed upon enterprise value and the actual levels of debt and net working capital at closing. Therefore, if the actual debt level at closing is less than such projected debt level, then the actual purchase price will be greater than such approximation. With respect to net working capital, the actual purchase price will be increased if the estimated net working capital of Silvue as of the closing of the offering exceeds an agreed upon range, or decreased if such net working capital is less than such agreed upon range (with the adjustment, in either case, to be in an amount equal to the difference between such estimated net working capital and the mid-point of such agreed upon range). For a description of the formula for determining net working capital and the agreed upon range thereof, see the section below entitled “— Additional Acquisition Terms”. In addition, in connection with such acquisition and concurrently with the closing of the offering, the company will lend approximately $13.8 million to Silvue. The proceeds of the company’s debt and equity investments will be used to purchase approximately $22.8 million of such equity from Compass Silvue Partners, LP, a subsidiary of CGI, which we refer to as Compass Silvue Partners, approximately $0.4 million of such equity from individuals affiliated with the manager and approximately $0.8 million of such equity from unaffiliated minority investors.

Acquisition
      The company will acquire from Compass Silvue Partners 1,716 shares of Silvue’s Series A common stock, 4,901.4 shares of Silvue’s Series B common stock and 21,521.85 shares of Silvue’s Series A convertible preferred stock. In addition, the company will acquire 1,465.72 shares of Silvue’s Series A common stock, 98.6 shares of Silvue’s Series B common stock and 552.42 shares of Silvue’s Series A convertible preferred stock from an entity owned by employees of our manager, a retiring manager of Silvue and certain individuals affiliated with an investment banking firm. Such shares of common stock to be acquired by the company will represent, on both a primary basis and a fully diluted basis, approximately 43.0% of the then issued and outstanding shares, approximately 73.0% of the issued and outstanding shares after giving effect to the conversion of preferred stock of Silvue to be acquired by the company, and approximately 87.0% of the voting power of all series of stock of Silvue after giving effect to the conversion of preferred stock of Silvue to be acquired by the company. The company’s ownership interest may be diluted by future options, if any, granted at the discretion of the Silvue board of directors.
      As of April 1, 2006, Silvue’s issued and outstanding capital consisted of:

•	14,036.72 shares of Series A common stock, all of which were held by members of Silvue’s management team and other stockholders of Silvue;

•	5,000 shares of Series B common stock, 4,901.4 of which were held by Compass Silvue Partners and the remainder of which were held by certain other stockholders of Silvue;

•	22,432.23 shares of Series A convertible preferred stock, 21,521.85 of which were held by CGI’s subsidiary and the remainder of which were held by certain stockholders of Silvue; and

•	4,500 shares of Series B redeemable preferred stock, all of which were held by members of Silvue’s management team.
      Prior to the closing of this offering, Compass Silvue Partners will acquire 1,716 shares of Silvue’s Series A common stock from a retiring Silvue manager. In addition, as of April 1, 2006, certain members of the management team, employees and directors of Silvue held options to purchase 1,581 additional shares of Series A common stock of Silvue, all of which were unvested.
      The rights of all holders of common stock are substantially identical except that each holder of Series A common stock is entitled to only one vote per share, whereas each holder of Series B common stock is entitled to ten votes per share. Among other rights, each share of Series A convertible preferred stock is convertible into both (i) one share of Series A common stock and (ii) that number of shares of Series B redeemable preferred stock which equals the product of (x) the product of (A) 15.714 multiplied by (B) the number of shares of Series A convertible preferred stock, multiplied by (y) 1.13, reflecting a 13% return compounded annually, from the date of issuance of such shares to the date of conversion. In each following years, the number of shares of Series B redeemable preferred stock would equal the product of (x) prior years calculated number of Series B redeemable preferred stock, multiplied by (y) 1.13. Among other rights, each share of Series B redeemable preferred stock is entitled to a redemption preference equal to the face amount of the shares multiplied by 20 plus a 13% return, compounded annually, from the date of issuance of such share to the date of redemption.
      Pursuant to the stock purchase agreement, CGI and CGl’s subsidiary make certain representations, warranties and covenants for the company’s benefit and provide the company with certain rights to receive indemnification. See the section below entitled “— Additional Acquisition Terms” for a more detailed discussion of such terms and provisions of the stock purchase agreement. See also the section below entitled “— Stockholders’ Agreements” for a discussion of certain rights and restrictions of the stockholders of Silvue.

Term Loans
      The company will make term loans to Silvue, consisting of a senior secured term loan in the principal amount of approximately $8.0 million and a senior subordinated secured term loan in the principal amount of approximately $3.0 million, pursuant to a credit agreement by and between the company and Silvue. The proceeds of the term loans will be used to prepay all of the outstanding debt obligations of Silvue. Interest on the senior term loan and the senior subordinated term loan will initially accrue at the per annum rates of LIBOR plus 3.5% and LIBOR plus 8.5% (or substantially equivalent rates based on the prime rate), respectively, and will be due and payable monthly in arrears on the last day of each calendar month. The senior term loan and the senior subordinated term loan will have bullet maturities at the end of the 72nd month and 84th month, respectively, subsequent to the funding thereof but, in each case, will be pre-payable, without premium or penalty, at any time at the option of Silvue. The credit agreement will contain customary covenants and events of default, and will require that a substantial portion of any excess cash flow generated by Silvue be applied to repay the senior and senior subordinated term loans and then to repay any amounts outstanding under the revolving credit facility. The covenants will require Silvue to maintain, among other things, an agreed upon level of coverage against a number of measures, including the ratio of senior to total debt to EBITDA, as well as the level of EBITDA to Silvue’s fixed charges. In addition, the performance of Silvue as measured by the ratio of total debt to EBITDA will affect the interest rate applicable to the borrowings under the credit agreement by varying the margin over the applicable index chosen by Silvue (i.e., LIBOR or prime rate based). In the event of a default by Silvue, the interest rate otherwise applicable to the borrowings by Silvue under the credit agreement will be increased by an additional 2% per annum.
      The aggregate principal amount of term loans will be adjusted to give effect to payments made by or other borrowings of Silvue from December 31, 2005 until the closing of this offering.
      See the section below entitled “— Collateralization of Loans to Our Initial Businesses” for a description of the collateral securing the loans to our initial businesses.

Revolving Loan
      The company will, pursuant to a revolving credit facility by and between the company and Silvue, make available to Silvue a secured revolving loan commitment of approximately $5.0 million, of which $2.8 million will be funded. Interest on outstanding revolving loans will initially accrue at a rate of LIBOR plus 3.5% per annum (or a substantially equivalent rate based on the prime rate), and will be payable monthly in arrears on the last day of each calendar month. In addition, Silvue will be charged a commitment fee equal to between 0.25% and 0.5% per annum (based upon the ratio of total debt to EBITDA) on the unused balance of the revolving loan commitment amount. The revolving loan commitment will expire, and all revolving loans will mature, at the end of the 72nd month subsequent to the effective date of the commitment, but such revolving loans will be pre-payable, without premium or penalty, at any time at the option of Silvue. The revolving credit facility will contain customary covenants and events of default. The revolving credit facility will replace an existing revolving credit facility provided by a third party lending group. Silvue will use this revolving credit facility to finance its working capital needs and for general corporate purposes.
      The revolving loan commitment will be adjusted to give effect to payments made by or other borrowings of Silvue from December 31, 2005 until the closing of this offering.
      See the section below entitled “— Collateralization of Loans to Our Initial Businesses” for a description of the collateral securing the loans to our initial businesses.
Additional Acquisition Terms
      Pursuant to the stock purchase agreement, the purchase price to be paid by the company for each of the initial businesses will be increased if the estimated net working capital of such business, agreed upon by the company and the sellers immediately prior to the acquisition thereof, exceeds an agreed upon range, or decreased if such estimated net working capital is less than such range. The amount of such increase or decrease, as the case may be, will be equal to the difference between the mid-point of the agreed upon range and such estimated net working capital. For purposes of this adjustment, net working capital for each of the initial businesses is defined as the excess at any time, calculated on a consolidated basis taking into account intercompany eliminations, of (i) all current assets (exclusive of deferred income taxes) of such business at such time, over (ii) all current liabilities (exclusive of current maturities on long-term debt and deferred income taxes) of such business at such time, including, in the case of CBS Personnel, all workers compensation liabilities, as determined in accordance with generally accepted accounting principles, whether short-term or long-term.
      Further, pursuant to the stock purchase agreement, with respect to the company’s acquisition of each of the initial businesses, CGI and the applicable selling CGI subsidiary or subsidiaries, as the case may be, jointly and severally represent and warrant to the company, among other matters, as to the due organization, valid existence and good standing of such businesses, their authority to enter into the stock purchase agreement and their legal, valid, binding and enforceable obligations thereunder, the capitalization of such businesses and ownership of the shares, the accuracy of the financial statements of such businesses, the good and marketable title of such business to their assets and properties, the good condition and sufficiency of the assets and properties of such businesses, compliance by such businesses with applicable legal requirements, the absence of any material adverse change to the assets or results of operations of such businesses, legal proceedings, insurance and intellectual property. Additionally, CGI and Compass CS Partners jointly and severally represent and warrant to the company as to labor matters, CGI and Compass Crosman Partners jointly and severally represent and warrant to the company as to labor matters, environmental matters and customer and supplier contracts, CGI and Compass Advanced Partners jointly and severally represent and warrant to the company as to labor and environmental matters and permits and compliance with laws, and CGI and Compass Silvue Partners jointly and severally represent and warrant to the company as to labor and environmental matters. In addition, the company’s acquisition of the initial businesses is subject to customary conditions precedent and regulatory approval, including expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The waiting period for our Hart-Scott-Rodino filing expired on February 21, 2006.
      Except for representations and warranties with respect to due organization and valid existence of each of the initial businesses and their subsidiaries, capitalization and ownership of shares, authority to enter into the stock purchase agreement and their legal, valid, binding and enforceable obligations under the stock purchase agreement, which representations and warranties will survive for the periods of any applicable statutes of limitations, all representations and warranties and covenants of CGI and its selling subsidiaries will survive the closing of the applicable acquisition for 15 months (except for certain representations, warranties and covenants made by CGI and its selling subsidiaries under the agreements pursuant to which CGI originally acquired control of the businesses, which shall survive for the periods set forth in such agreements), and the applicable sellers and CGI agree to indemnify the company for their proportionate shares of any damages arising from a breach of any such representation, warranty or covenant by any of CGI and the selling subsidiaries, in each case in respect only of that business which the company is acquiring from them. The parties to the stock purchase agreement also indemnify each other against claims for brokerage or finder’s fees or commissions in connection with the purchase and sale of the applicable initial business. The indemnification obligations of the parties (except in respect of breaches of representations and warranties as to due organization and valid existence of each of the initial businesses and their subsidiaries, capitalization and ownership of shares, authority to enter into the stock purchase agreement and their legal, valid, binding and enforceable obligations under the stock purchase agreement) are subject to a threshold above which claims must aggregate prior to the availability of recovery and a cap on the maximum potential indemnification liability.
      In addition to the indemnification provisions described above:

•	the company will indemnify CGI and Compass Crosman Partners for any damages arising pursuant to a partial guaranty by Compass Crosman Partners of an obligation of Crosman to pay to the former owners of Crosman an earn-out under the agreement pursuant to which CGI acquired control of Crosman. Such earn-out would be triggered if Crosman meets certain financial performance benchmarks for the fiscal year ending June 30, 2006. If triggered, we do not anticipate that such earn-out would be material to our results of operations or financial condition. A similar earn-out with respect to the fiscal year ended June 30, 2005 was not triggered.

•	CGI and Compass Advanced Partners will indemnify the company against any damages resulting from a breach of any representation, warranty, covenant or obligation of Compass Advanced Partners or Advanced Circuits under the agreement pursuant to which CGI originally acquired control of Advanced Circuits, or any failure by either of them to perform any obligation under such original purchase agreement after the date of the closing of CGI’s original acquisition and through the closing of this offering.

•	CGI and Compass Silvue Partners will indemnify the company against any damages resulting from a breach of any representation, warranty, covenant or obligation of Compass Silvue Partners or Silvue under the agreement pursuant to which CGI originally acquired control of Silvue, or any failure by either of them to perform any obligation under such original purchase agreement after the date of the closing of CGI’s original acquisition and through the closing of this offering.
      The representations and warranties set forth in each of the stock purchase agreement and each other agreement filed as an exhibit to the registration statement were made exclusively for the benefit of the parties to such agreement and not for the benefit of any other person, including those persons seeking to make an investment decision with respect to us or the shares. Such representations and warranties will be made solely for the purpose of consummating the transactions contemplated by the applicable agreement and allocating risk among the parties thereto, and for no other purpose. In this respect, such representations and warranties are not an indication of the actual state of facts at the time made or otherwise. Further, such representations and warranties will be made as of a specific date or dates as opposed to generally. Likewise, such representations and warranties will be subject to the limitations negotiated by the parties to the applicable agreement, including those relating to materiality, substantive limitations as to the scope and nature of such representations and warranties and limitations arising out of disclosures between the parties during the negotiation process. Standards of materiality set forth in such representations or warranties or which are used for determining satisfaction of such representations or warranties do not correspond to standards of materiality with respect to disclosures made in a registration statement or made to the public generally. As a result, you should not place any reliance on any such representations and warranties in the course of making an investment decision with respect to us or the shares.
Stockholders’ Agreements
      With respect to each of our initial businesses, the respective stockholders are party to one or more stockholders’ agreements that restrict the rights of some or all of such stockholders to transfer the shares held by them, and grant to the applicable selling CGI subsidiary or subsidiaries certain rights with respect to shares held by minority stockholders. Upon consummation of the transactions contemplated by the stock purchase agreement, the company will succeed to the rights and interests of the applicable selling CGI subsidiaries under such stockholders’ agreements.
      In the case of CBS Personnel, there is a stockholders’ agreement among the holders of Class A common stock and Class B common stock. However, pursuant to the stock purchase agreement, the company will acquire all outstanding shares of Class A common stock and Class B common stock and, therefore, such stockholders’ agreement relating to Class A and Class B common stock will have no legal effect. In addition, each holder of Class C common stock of CBS Personnel is party to a stockholders’ agreement among such holder, CBS Personnel and Compass CS Partners. Pursuant to each such Class C stockholders’ agreement, the company will have the benefit of both the right, which we refer to as a right of first refusal, upon a proposed sale by a holder of shares to an unaffiliated person, to acquire such shares on the same terms as offered to such unaffiliated person, and the right, referred to as a drag-along right, upon a proposed sale by the company of some or all of its shares, to cause the other holders of shares to sell, on the same terms, a proportionate number of such shares held by such other holders. Such drag-along right will enable the company to cause the complete disposition of CBS Personnel. These Class C stockholders’ agreements do not restrict the company’s ability to sell, pledge or otherwise dispose of its shares.
      The holders of Crosman common stock are party to a stockholders’ agreement among such holders and Crosman, pursuant to which the company will have rights of first refusal and drag-along rights, which drag-along rights will enable the company to cause the complete disposition of Crosman. Pursuant to this stockholders’ agreement, the company will be permitted to sell or otherwise dispose of its shares to unaffiliated persons subject, however, to the right, which we refer to as a drag-along right, of each other stockholder to sell, on the same terms available to the company, a proportionate number of its shares to such proposed purchaser. In addition, this stockholders’ agreement permits the company to pledge its controlling interest in Crosman as security for loans to the company.
      The holders of Advanced Circuits common stock and Silvue common and preferred stock are party to stockholders’ agreements among such holders and the applicable initial business, pursuant to which the company will have drag-along rights, which drag-along rights will enable the company to cause the complete disposition of either or both Advanced Circuits or Silvue, and the other stockholders will have tag-along rights. These stockholders’ agreements do not permit stockholders other than the company to sell shares to unaffiliated persons. In addition, these stockholders’ agreements permit the company to pledge its controlling interest in the applicable initial business as security for loans to the company.
Collateralization of Loans to Our Initial Businesses
      The senior secured term loans and the revolving loans to each of our initial businesses will be secured by a first priority lien on all properties and assets of such businesses. The senior subordinated secured term loans to each of our initial businesses will be secured by a second priority lien on all properties and assets of such businesses.

OUR MANAGER
Overview of Our Manager
      Our manager is a newly created entity that is owned and controlled by its sole and managing member, our Chief Executive Officer, Mr. Massoud. Following this offering, CGI, through a subsidiary, and Sostratus LLC, an entity owned by our management team, will become non-managing members of our manager. CGI will be issued its non-management interest in our manager in conjunction with the closing of this offering and will not pay any cash consideration for this interest; CGI will receive this consideration as part of the overall consideration for participating and engaging in the transactions contemplated by this offering. Sostratus LLC paid $100,000 for its non-management interest in our manager.
Key Personnel of Our Manager
      Our Chief Executive Officer’s and Chief Financial Officer’s business experiences are described in the section entitled “Management”. In addition, the following personnel are key employees of our manager. Each of these individuals will be compensated entirely by our manager from the management fees it receives. Currently, these individuals are employees of The Compass Group. In conjunction with the closing of this offering, these individuals will resign from The Compass Group and become employees of our manager and comprise our management team. As employees of our manager, it is anticipated that these individuals will devote a substantial majority of their time to the affairs of our company. The titles reflected for each individual reflect that individual’s position with the manager and is not related to any role or responsibility that individual may have with the company at any time.
      Alan B. Offenberg, Partner. Mr. Offenberg joined The Compass Group in 1998 as a Principal. Prior to joining The Compass Group, Mr. Offenberg worked in mergers and acquisitions for Trigen Energy Corporation. Previously, Mr. Offenberg was with Creditanstalt Bankverein and with GE Capital. Collectively, Mr. Offenberg’s background in finance includes deal origination, underwriting, portfolio management, restructuring and due diligence. Mr. Offenberg began his professional career as a research analyst with Alan Haft and Associates. Mr. Offenberg received his B.S. in Management from Tulane University and his MBA from Northeastern University, where he graduated Beta Gamma Sigma. Mr. Offenberg is currently a director of a number of private companies, including Crosman.
      Elias J. Sabo, Partner. Mr. Sabo joined The Compass Group in 1998 as a Principal. Previously, Mr. Sabo was an investment banker at CIBC Oppenheimer, where he was responsible for the successful execution of numerous private and public financings, as well as the provision of merger and acquisition advisory services. Prior to joining CIBC Oppenheimer, Mr. Sabo was President and Chief Investment Officer of Boundary Partners, LLC, a hedge fund management company. Prior to that, Mr. Sabo worked at Colony Capital, Inc. Mr. Sabo graduated from Rennselaer Polytechnic Institute with a B.S. in management. Mr. Sabo is currently a director of a number of companies, including CBS Personnel, Advanced Circuits, Silvue and Comsys IT Partners, a Nasdaq listed company.
      David P. Swanson, Principal. Mr. Swanson joined The Compass Group in 2001 as a Vice President. Previously, Mr. Swanson was with Goldman Sachs in the Financial Institutions and Distressed Debt practices. Mr. Swanson has also worked with Credit Suisse First Boston’s private equity investment group. Mr. Swanson is a graduate of the Harvard Business School MBA program and also holds a B.A. in Economics from the University of Chicago, where he was elected Phi Beta Kappa.
      Joseph P. Milana, Executive Vice President, Finance. Mr. Milana joined The Compass Group as Controller in 1998. Prior to that, Mr. Milana managed his own consulting practice providing accounting and tax services to small businesses and high-net worth individuals. From 1984 through 1995, Mr. Milana was with KPMG LLP as a senior manager servicing mid-size, domestic and international clients. Mr. Milana received both a B.B.A. in Accounting and an M.S. in Taxation from Pace University in New York. Mr. Milana is a director of Families Network of Western Connecticut.

      Patrick A. Maciariello, Vice President. Mr. Maciariello joined The Compass Group in 2005 as a Vice President. Previously, Mr. Maciariello worked as a management consultant at Bain & Company, in their London and Los Angeles offices, providing consulting services to both corporate and private equity clients. Mr. Maciariello also worked in the business services investment banking group of Deutsche Banc Alex. Brown. Mr. Maciariello received a B.B.A., cum laude, from the University of Notre Dame and an MBA from Columbia University where he graduated Beta Gamma Sigma.
      Timothy K. Chiodo, Associate. Mr. Chiodo joined The Compass Group in 2004 as an Associate. Previously, Mr. Chiodo worked as a mergers and acquisitions investment banker at Lazard Frères & Co. LLC, focusing on transactions in the consumer products industry. Mr. Chiodo graduated with a B.S. degree in Mathematics from the Massachusetts Institute of Technology in 2001.
Our Relationship With Our Manager
      Our relationship with our manager is based on our manager having two distinct roles: first, as a service provider to us and, second, as an equity holder of the allocation interests.
      As a service provider, our manager will perform a variety of services for us, which will entitle it to receive a management fee. As holder of the company’s allocation interests, our manager has the right to a preferred distribution in the form of a profit allocation upon the occurrence of certain events. Our manager paid $100,000 for the allocation interests. In addition, our manager will have the right to cause the company to purchase the allocation interests then owned by our manager upon termination of the management services agreement.
      These relationships with our manager will be governed principally by the following agreements:

•	the management services agreements relating to the services our manager will perform for us and the businesses we own;

•	the company’s LLC agreement relating to our manager’s rights with respect to the allocation interests it owns; and

•	the supplemental put agreement relating to our manager’s right to cause the company to purchase the allocation interests it owns.
      We also expect that our manager will enter into offsetting management services agreements and transaction services agreements with our businesses directly. These agreements, and some of the material terms relating thereto, are discussed in more detail below. The management fee, profit allocation and put price under the supplemental put agreement will be payment obligations of the company and, as a result, will be paid, along with other company obligations, prior to the payment of distributions to shareholders.

Our Manager as a Service Provider
      The company’s board of directors will engage our manager to manage the day-to-day operations and affairs of the company, oversee the management and operations of our businesses and perform certain other services for us. The company will enter into a management services agreement which will set forth the services to be performed by our manager and the fees to be paid to our manager for providing such services. The company will pay our manager a quarterly management fee equal to 0.5% (2.0% annualized) of its adjusted net assets, as discussed in more detail below. See the section entitled “Management Services Agreement” for more information about the material terms of the management services agreement.
Management Fee
      Subject to any adjustments discussed below, for performing management services under the management services agreement during any fiscal quarter, the company will pay our manager a management fee with respect to such fiscal quarter. The management fee to be paid with respect to any fiscal quarter will be calculated as of the last day of such fiscal quarter, which we refer to as the calculation date. The management fee will be calculated by an administrator, which will be our manager so long as the management services agreement is in effect. The amount of any management fee payable by the company as of any calculation date with respect to any fiscal quarter will be (i) reduced by the aggregate amount of any offsetting management fees, if any, received by our manager from any of our businesses with respect to such fiscal quarter, (ii) reduced (or increased) by the amount of any over-paid (or under-paid) management fees received by (or owed to) our manager as of such calculation date, and (iii) increased by the amount of any outstanding accrued and unpaid management fees.
      As an obligation of the company, the management fee will be paid prior to the payment of distributions to our shareholders. If we do not have sufficient liquid assets to pay the management fee when due, we may be required to liquidate assets or incur debt in order to pay the management fee.
Example of Calculation of Management Fee
      Based on the pro forma condensed combined financial statements set forth in this prospectus at or for the quarter ended December 31, 2005, the quarterly management fee that would have been payable under the management services agreement, on a pro forma basis, would be calculated as follows:

(In thousands)
Total Management fee:
1. Total assets	$458,207
2. Accumulated amortization of intangibles	0
3. Adjusted total liabilities	113,979

4. Adjusted net assets (1 – 2 – 3)	344,228
5. Quarterly management fee (0.5% * 4)	1,721
Offsetting management fees:
6. CBS Personnel	250
7. Crosman	145
8. Advanced Circuits	125
9. Silvue	88

10. Total offsetting management fees (6 + 7 + 8 + 9)	608

11. Quarterly management fee payable by the company (5 – 10)	$1,113

      Assuming the information above remained constant for the fiscal year ended December 31, 2005, the total management fee, on a pro forma basis, that would have been due for such fiscal year would have been approximately $6.9 million (4 x line 5), with total offsetting management fees of approximately $2.4 million, resulting in a management fee payable by the company of approximately $4.5 million (4 x line 11). There were no transaction services agreements during this period.
      For purposes of this provision:

•	“Adjusted net assets” will be equal to, with respect to the company as of any calculation date, the sum of (i) consolidated total assets (as determined in accordance with GAAP) of the company as of such calculation date, plus (ii) the absolute amount of consolidated accumulated amortization of intangibles (as determined in accordance with GAAP) for the company as of such calculation date, minus (iii) the absolute amount of adjusted total liabilities of the company as of such calculation date.

•	“Adjusted total liabilities” will be equal to, with respect to the company as of any calculation date, the company’s consolidated total liabilities (as determined in accordance with GAAP) as of such calculation date after excluding the effect of any outstanding third party indebtedness of the company.

•	“Management fee” will be equal to, as of any calculation date, the product of (i) 0.5%, multiplied by (ii) the company’s adjusted net assets as of such calculation date; provided, however, that, with respect to the fiscal quarter in which the closing of this offering occurs, the company will pay our manager a management fee with respect to such fiscal quarter equal to the product of (i)(x) 0.5%, multiplied by (y) the company’s adjusted net assets as of such calculation date, multiplied by (ii) a fraction, the numerator of which is the number of days from and including the date of closing to and including the last day of such fiscal quarter and the denominator of which is the number of days in such fiscal quarter; provided, further, however, that, with respect to any fiscal quarter in which the management services agreement is terminated, the company will pay our manager a management fee with respect to such fiscal quarter equal to the product of (i)(x) 0.5%, multiplied by (y) the company’s adjusted net assets as of such calculation date, multiplied by (ii) a fraction, the numerator of which is the number of days from and including the first day of such fiscal quarter to but excluding the date upon which the management services agreement is terminated and the denominator of which is the number of days in such fiscal quarter.

•	“Third party indebtedness” means any indebtedness of the company owed to third party lenders that are not affiliated with the company.

Reimbursement of Expenses
      The company will be responsible for paying costs and expenses relating to its business and operations. The company will agree to reimburse our manager during the term of the management services agreement for:

•	all costs and expenses of the company that are incurred by our manager or its affiliates on behalf of the company, including any out-of-pocket costs and expenses incurred in connection with the performance of services under the management services agreement, and all costs and expenses the reimbursement of which are specifically approved by the company’s board of directors; and

•	the compensation and other costs and expenses of the Chief Financial Officer and his staff as approved by the company’s compensation committee.

      The company will not be obligated or responsible for reimbursing or otherwise paying for any costs or expenses relating to our manager’s overhead or any other costs and expenses relating to our manager’s conduct of its business and operations. Also, the company will not be obligated or responsible for reimbursing our manager for costs and expenses incurred by our manager in the identification, evaluation, management, performance of due diligence on, negotiation and oversight of potential acquisitions of new businesses for which the company (or our manager on behalf of the company) fails to submit an indication of interest or letter of intent to pursue such acquisition, including costs and expenses relating to travel, marketing and attendance of industry events and retention of outside service providers relating thereto. In addition, the company will not be obligated or responsible for reimbursing our manager for costs and expenses incurred by our manager in connection with the identification, evaluation, management, performance of due diligence on, negotiating and oversight of an acquisition by the company if such acquisition is actually consummated and the business so acquired entered into a transaction services agreement with our manager providing for the reimbursement of such costs and expenses by such business. In this respect, the costs and expenses associated with the pursuit of add-on acquisitions for the company may be reimbursed by any businesses so acquired pursuant to a transaction services agreement. Further, the company will not reimburse our manager for the compensation of our Chief Executive Officer and any other personnel providing services pursuant to the management services agreement, including personnel seconded to the company.
      All reimbursements will be reviewed and, in certain circumstances, approved by the compensation committee of the company’s board of directors on an annual basis in connection with the preparation of year end financial statements.

Termination Fee
      We will pay our manager a termination fee upon termination of the management services agreement if such termination is based solely on a vote of the company’s board of directors and our shareholders; no other termination fee will be payable to our manager in connection with the termination of the management services agreement for any other reason. The termination fee that is payable to our manager will be equal to the product of (i) two (2) multiplied by (ii) the sum of the amount of the four management fees calculated with respect to the four fiscal quarters immediately preceding the termination date of the management services agreement. The termination fee will be payable in eight equal quarterly installments, with the first such installment being paid on or within five business days of the last day of the fiscal quarter in which the management services agreement was terminated and each subsequent installment being paid on or within five business days of the last day of each subsequent fiscal quarter, until such time as the termination fee is paid in full to our manager.
Offsetting Management Services Agreements
      Pursuant to the management services agreement, we have agreed that our manager may, at any time, enter into offsetting management services agreements with our businesses pursuant to which our manager may perform services that may or may not be similar to management services. Any fees to be paid by one of our businesses pursuant to such agreements are referred to as offsetting management fees and will offset, on a dollar-for-dollar basis, the management fee otherwise due and payable by the company under the management services agreement with respect to a fiscal quarter. The management services agreement provides that the aggregate amount of offsetting management fees to be paid to our manager with respect to any fiscal quarter shall not exceed the management fee to be paid to our manager with respect to such fiscal quarter. See the section entitled “— Management Fee” for more information about the treatment of offsetting management fees.
      In connection with the historical acquisition by CGI and its subsidiaries of each of our initial businesses, such businesses entered into management services agreements with an affiliate of The Compass Group. Pursuant to each such agreement, the applicable affiliate of The Compass Group continues to provide services to our initial businesses, and the applicable business is obligated to pay to such affiliate an annual management fee. In conjunction with the closing of this offering, CGI or The Compass Group will cause their respective affiliates to assign each such agreement to our manager. Each such agreement will be an offsetting management services agreement and all payments thereunder will be offsetting management fees. Each such agreement will be terminable by the relevant initial businesses upon 30 days prior written notice. A summary of each such agreement is as follows:

•	CBS Personnel and an affiliate of The Compass Group are parties to a five year, automatically renewable management services agreement, dated October 13, 2000. Such management services agreement is currently in its renewal period. Under such management services agreement, CBS Personnel is obligated to pay an annual fee equal to 0.15% of its annual gross revenues, which is payable quarterly in arrears. In addition, CBS Personnel is obligated to provide reimbursement for certain expenses in connection with the services performed under such management services agreement. Such management services agreement may be terminated upon the occurrence of an event of default, as set forth. For the year ended December 31, 2005, CBS Personnel paid approximately $1.0 million to an affiliate of The Compass Group under such management services agreement.

•	Crosman and an affiliate of The Compass Group are parties to a one year, automatically renewable management services agreement, dated February 10, 2004. Such management services agreement is currently in its renewal period. Under such management services agreement, Crosman is obligated to pay a fixed annual fee equal to $580,000, which is payable quarterly in advance. In addition, Crosman is obligated to provide reimbursement for certain expenses in connection with the services performed under such management services agreement. Such management services agreement may be terminated upon the occurrence of an event of default, as set forth in such agreement. For the year ended June 30, 2005, Crosman paid approximately $580,000 to an affiliate of The Compass Group under such management services agreement.

•	Advanced Circuits and an affiliate of The Compass Group are parties to a five year, automatically renewable management services agreement, dated September 20, 2005. Under such management services agreement, Advanced Circuits is obligated to pay a fixed annual fee equal to $500,000, which is payable quarterly in arrears. In addition, Advanced Circuits is obligated to provide reimbursement for certain expenses in connection with the services performed under such management services agreement. Such management services agreement may be terminated upon the occurrence of an event of default, as set forth in such agreement. For the period from September 2005 to December 31, 2005, Advanced Circuits paid approximately $139,000 to an affiliate of The Compass Group under such management services agreement.

•	Silvue and an affiliate of The Compass Group are a party to a three year, automatically renewable management services agreement, dated September 2, 2004 as amended September 30, 2004. Under such management services agreement, Silvue is obligated to pay a fixed annual fee equal to $350,000, which is payable quarterly in arrears. In addition, Silvue is obligated to provide reimbursement for certain expenses in connection with the services performed under such management services agreement. Such management services agreement may be terminated upon the occurrence of an event of default, as set forth in such agreement. For the year ended December 31, 2005, Silvue paid approximately $350,000 to an affiliate of The Compass Group under such management services agreement.

      The boards of directors and management teams of each of our initial businesses believe the fees charged under the offsetting management services agreements are reasonable.
Transaction Services Agreements
      Pursuant to the management services agreement, we have agreed that our manager may, at any time, enter into transaction services agreements with any of our businesses relating to the performance by our manager of certain transaction-related services in connection with the acquisitions of target businesses by the company or its businesses or dispositions of the company’s or its subsidiaries’ property or assets. Our manager will contract for the performance of transaction services on market terms and conditions. Any fees received by our manager pursuant to such a transaction services agreement will be in addition to the management fee payable by the company pursuant to the management services agreement and will not offset the payment of such management fee. A transaction services agreement with any of our businesses may provide for the reimbursement of costs and expenses incurred by our manager in connection with the acquisition of such businesses. Entry into a transaction services agreement will be subject to the authorization and approval of the company’s nominating and corporate governance committee.

Our Manager as an Equity Holder
      Our manager will own 100% of the allocation interests of the company, which generally will entitle our manager to receive a 20% profit allocation as a form of preferred distribution, subject to the company’s profit with respect to a business exceeding on an annualized hurdle rate of 7%, which hurdle is tied to such business’ growth relative to our consolidated net equity. The calculation of the profit allocation and the rights of our manager, as the holder of the allocation interests, are governed by the LLC agreement. See the section entitled “Description of Shares” for more information about the LLC agreement.
Manager’s Profit Allocation
      The profit allocation to be paid to our manager is intended to reflect our ability to generate ongoing cash flows and capital gains in excess of a hurdle rate. In general, such profit allocation is designed to pay our manager 20% of the company’s profits upon clearance of the 7% annualized hurdle rate. The company’s audit committee, which is comprised solely of independent directors, will have the opportunity to review and approve the calculation of manager’s profit allocation when it becomes due and payable. Our manager will not receive a profit allocation on an annual basis. Instead, our manager will be paid a profit allocation only upon the occurrence of one of the following events, which we refer to collectively as the trigger events:

•	the sale of a material amount, as determined by our manager and reasonably consented to by a majority of the company’s board of directors, of the capital stock or assets of one of our businesses or a subsidiary of one of our businesses, which event we refer to as a sale event; or

•	at the option of our manager, for the 30-day period following the fifth anniversary of the date upon which we acquired a controlling interest in a business, which event we refer to as a holding event. If our manager elects to forego declaring a holding event with respect to such business during such period, then our manager may only declare a holding event with respect to such business during the 30–day period following each anniversary of such fifth anniversary date with respect to such business. Once declared, our manager may only declare another holding event with respect to a business following the fifth anniversary of the calculation date with respect to a previously declared holding event.

We believe this allocation timing, rather than a method that provides for annual allocations, more accurately reflects the long-term performance of each of our businesses and is consistent with our intent to hold, manage and grow our businesses over the long term. We refer generally to the obligation to make this payment to our manager as the “profit allocation” and, specifically, to the amount of any particular profit allocation as the “manager’s profit allocation”. Definitions used in, and an example of the calculation of profit allocation, are set forth in more detail below.
      The amount of the manager’s profit allocation will be based on the extent to which the total profit allocation amount with respect to any business, as of the last day of any fiscal quarter in which a trigger event occurs, which date we refer to as the calculation date, exceeds the relevant hurdle amounts with respect to such business, as of such calculation date. Manager’s profit allocation will be calculated by an administrator, which will be our manager so long as the management services agreement is in effect, and such calculation will be subject to a review and approval process by the company’s audit committee. For this purpose, “total profit allocation amount” will be equal to, with respect to any business as of any calculation date, the sum of:

•	the contribution-based profit of such business as of such calculation date, which will be calculated upon the occurrence of any trigger event with respect to such business; plus

•	the cumulative gains and losses of the company as of such calculation date, which will only be calculated upon the occurrence of a sale event with respect to such business. We generally expect this component to be the most significant component in calculating total profit allocation amount.
      Specifically, manager’s profit allocation will be calculated and paid as follows:

•	manager’s profit allocation will not be paid with respect to a trigger event relating to any business if the total profit allocation amount, as of any calculation date, with respect to such business does not exceed such business’ level 1 hurdle amount (7% annualized), as of such calculation date; and

•	manager’s profit allocation will be paid with respect to a trigger event relating to any business if the total profit allocation amount, as of any calculation date, with respect to such business exceeds such business’ level 1 hurdle amount (7% annualized), as of such calculation date. Manager’s profit allocation to be paid with respect to such calculation date will be equal to the sum of the following:

•	100% of such business’ total profit allocation amount, as of such calculation date, with respect to that portion of the total profit allocation amount that exceeds such business’ level 1 hurdle amount (7% annualized) but is less than or equal to such business’ level 2 hurdle amount (8.75% annualized), in each case, as of such calculation date. We refer to this portion of the total profit allocation amount as the “catch-up.” The “catch-up” is intended to provide our manager with an overall profit allocation of 20% once the level 1 hurdle amount has been surpassed; plus

•	20% of the total profit allocation amount, as of such calculation date, that exceeds such business’ level 2 hurdle amount (8.75% annualized) as of such calculation date; minus

•	the high water mark allocation, if any, as of such calculation date. The effect of deducting the high water mark allocation is to take into account allocations our manager has already received in respect of past gains and losses.

      The administrator will calculate manager’s profit allocation on or promptly following the relevant calculation date, subject to a “true-up” calculation upon availability of audited or unaudited consolidated financial statements, as the case may be, of the company to the extent not available on such calculation date. Any adjustment necessitated by the true-up calculation will be made in connection with the next calculation of manager’s profit allocation. Because of the length of time that may pass between trigger events, there may be a significant delay in the company’s ability to realize the benefit, if any, of a true-up of manager’s profit allocation.
      Once calculated, the administrator will submit the calculation of manager’s profit allocation, as adjusted pursuant to any true-up, to the company’s audit committee, which is comprised solely of independent directors, for its review and approval. The audit committee will have ten business days to review and approve the calculation, which approval shall be automatic absent disapproval by the audit committee. Manager’s profit allocation will be paid ten business days after such approval.
      If the audit committee disapproves of the administrator’s calculation of manager’s profit allocation, the calculation and payment of manager’s profit allocation will be subject to a dispute resolution process, which may result in manager’s profit allocation being determined, at the company’s cost and expense, by two independent accounting firms. Any determination by such independent accounting firms will be conclusive and binding on the company and our manager.
      We will also pay a tax distribution to our manager if our manager is allocated taxable income by the company but does not realize distributions from the company at least equal to the taxes payable by our manager resulting from allocations of taxable income. Any such tax distributions will be paid in a similar manner as profit allocations are paid.
      For any fiscal quarter in which a trigger event occurs with respect to more than one business, the calculation of the manager’s profit allocation, including the components thereof, will be made with respect to each business in the order in which controlling interests in such businesses were acquired or obtained by the company and the resulting amounts shall be aggregated to determine the total amount of manager’s profit allocation. If controlling interests in two or more businesses were acquired at the same time and such businesses give rise to a calculation of manager’s profit allocation during the same fiscal quarter, then manager’s profit allocation will be further calculated separately for each such business in the order in which such businesses were sold.
      As obligations of the company, profit allocations and tax distributions will be paid prior to the payment of distributions to our shareholders. If we do not have sufficient liquid assets to pay the profit allocations or tax distributions when due, we may be required to liquidate assets or incur debt in order to pay such profit allocation. Our manager will have the right to elect to defer the payment of the manager’s profit allocation due on any payment date. Once deferred, our manager may demand payment thereof upon 20 business days prior written notice.
      Termination of the management services agreement, by any means, will not affect our manager’s rights with respect to the allocation interests that it owns, including its right to receive profit allocations.

Example of Calculation of Manager’s Profit Allocation
      The manager will receive a profit allocation at the end of the fiscal quarter in which a trigger event occurs, as follows (all dollar amounts are in millions):

Assumptions

Year 1:

Acquisition of Company A (“Company A”)

Acquisition of Company B (“Company B”)

Year 3

Acquisition of Company C (“Company C”)

Year 4

Company A (or assets thereof) sold for $20 capital gain over book value of assets at time of sale, which is a qualifying trigger event

Company A’s average allocated share of our consolidated net equity over its ownership is $40

Company A’s holding period in quarters is 12

Company A’s contribution-based profit since acquisition is $8.5

Year 6:

Company B’s contribution-based profit since acquisition is $4.5

Company B’s average allocated share of our consolidated net equity over its ownership is $30

Company B’s holding period in quarters is 20

Manager elects to have holding period measured for purposes of profit allocation for Company B

Year 7:

Company B (or assets thereof) is sold for $5 capital loss under book value of assets at time of sale

Company B’s average allocated share of our consolidated net equity over its ownership is $30

Company B’s holding period in quarters is 24

Company B’s contribution-based profit since acquisition is $8.5

Company C (or assets thereof) is sold for $12 capital gain over book value of assets at time of sale

Company C’s average allocated share of our consolidated net equity over its ownership is $35

Company C’s holding period in quarters is 16

Company C’s contribution-based profit since acquisition is $8

	With Respect to Relevant Business	Year 4	Year 6	Year 7	Year 7

		A, due to	B, due to	B, due to	C, due to
		sale	5 year hold	sale	sale
1	Contribution-based profit since acquisition for respective subsidiary	$8.5	$4.5	$1	$8
2	Gain/ Loss on sale of company	20	0	(5)	12
3	Cumulative gains and losses	20	20	15	27
4	High water mark prior to transaction	0	20	20	20
5	Total Profit Allocation Amount (1 + 3)	28.5	24.5	16	35
6	Business’ holding period in quarters since ownership or last measurement due to holding event	12	20	4	16
7	Business’ average allocated share of consolidated net equity	40	30	30	35
8	Business’ level 1 hurdle amount (1.75% * 6 * 7)	8.4	10.5	2.1	9.8
9	Business’ excess over level 1 hurdle amount (5 - 8)	20.1	14	13.9	25.2
10	Business’ level 2 hurdle amount (125% * 8)	10.5	13.125	2.625	12.25
11	Allocated to manager as “catch-up” (10 - 8)	2.1	2.625	0.525	2.45
12	Excess over level 2 hurdle amount (9 - 11)	18	11.375	13.375	22.75
13	Allocated to manager from excess over level 2 hurdle amount (20% * 12)	3.6	2.275	2.675	4.55
14	Cumulative allocation to manager (11 +13)	5.7	4.9	3.2	7
15	High water mark allocation (20% * 4)	0	4	4	4

16	Manager’s Profit Allocation for Current Period (14 - 15,> 0)	$5.7	$0.9	$0	$3

Definitions
      For purposes of calculating profit allocation:

•	An entity’s “adjusted net assets” will be equal to, as of any date, the sum of (i) such entity’s consolidated total assets (as determined in accordance with GAAP) as of such date, plus (ii) the absolute amount of such entity’s consolidated accumulated amortization of intangibles (as determined in accordance with GAAP) as of such date, minus (iii) the absolute amount of such entity’s adjusted total liabilities as of such date.

•	An entity’s “adjusted total liabilities” will be equal to, as of any date, such entity’s consolidated total liabilities (as determined in accordance with GAAP) as of such date after excluding the effect of any outstanding third party indebtedness of such entity.

•	A business’ “allocated share of the company’s overhead” will be equal to, with respect to any measurement period as of any calculation date, the aggregate amount of such business’ quarterly share of the company’s overhead for each fiscal quarter ending during such measurement period.

•	A business’ “average allocated share of our consolidated equity” will be equal to, with respect to any measurement period as of any calculation date, the average (i.e., arithmetic mean) of a business’ quarterly allocated share of our consolidated equity for each fiscal quarter ending during such measurement period.

•	“Capital gains” (i) means, with respect to any entity, capital gains (as determined in accordance with GAAP) that are calculated with respect to the sale of capital stock or assets of such entity and which sale gave rise to a sale event and the calculation of profit allocation and (ii) will be equal to the amount, adjusted for minority interests, by which (x) the net sales price of such capital stock or assets, as the case may be, exceeded (y) the net book value (as determined in accordance with GAAP) of such capital stock or assets, as the case may be, at the time of such sale, as reflected on the company’s consolidated balance sheet prepared in accordance with GAAP; provided, that such amount shall not be less than zero.

•	“Capital losses” (i) means, with respect to any entity, capital losses (as determined in accordance with GAAP) that are calculated with respect to the sale of capital stock or assets of such entity and which sale gave rise to a sale event and the calculation of profit allocation and (ii) will be equal to the amount, adjusted for minority interests, by which (x) the net book value (as determined in accordance with GAAP) of such capital stock or assets, as the case may be, at the time of such sale, as reflected on the company’s consolidated balance sheet prepared in accordance with GAAP, exceeded (y) the net sales price of such capital stock or assets, as the case may be; provided, that such absolute amount thereof shall not be less than zero.

•	The company’s “consolidated net equity” will be equal to, as of any date, the sum of (i) the company’s consolidated total assets (as determined in accordance with GAAP) as of such date, plus (ii) the aggregate amount of asset impairments (as determined in accordance with GAAP) that were taken relating to any businesses owned by the company as of such date, plus (iii) the company’s consolidated accumulated amortization of intangibles (as determined in accordance with GAAP), as of such date minus (iv) the company’s consolidated total liabilities (as determined in accordance with GAAP) as of such date.

•	A business’ “contribution-based profits” will be equal to, for any measurement period as of any calculation date, the sum of (i) the aggregate amount of such business’ net income (loss) (as determined in accordance with GAAP and as adjusted for minority interests) with respect to such measurement period (without giving effect to (x) any capital gains or capital losses realized by such business that arise with respect to the sale of capital stock or assets held by such business and which sale gave rise to a sale event and the calculation of profit allocation or (y) any expense attributable to the accrual or payment of any amount of profit allocation or any amount arising under the supplemental put agreement, in each case, to the extent included in the calculation of such business’ net income (loss)), plus (ii) the absolute aggregate amount of such business’ loan expense with respect to such measurement period, minus (iii) the absolute aggregate amount of such business’ allocated share of the company’s overhead with respect to such measurement period.

•	The company’s “cumulative capital gains” will be equal to, as of any calculation date, the aggregate amount of capital gains realized by the company as of such calculation date, after giving effect to any capital gains realized by the company on such calculation date, since its inception.

•	The company’s “cumulative capital losses” will be equal to, as of any calculation date, the aggregate amount of capital losses realized by the company as of such calculation date, after giving effect to any capital losses realized by the company on such calculation date, since its inception.

•	The company’s “cumulative gains and losses” will be equal to, as of any calculation date, the sum of (i) the amount of cumulative capital gains as of such calculation date, minus (ii) the absolute amount of cumulative capital losses as of such calculation date.

•	The “high water mark” will be equal to, as of any calculation date, the highest positive amount of the company’s cumulative capital gains and losses as of such calculation date that were calculated in connection with a qualifying trigger event that occurred prior to such calculation date.

•	The “high water mark allocation” will be equal to, as of any calculation date, the product of (i) the amount of the high water mark as of such calculation date, multiplied by (ii) 20%.

•	A business’ “level 1 hurdle amount” will be equal to, as of any calculation date, the product of (i) (x) the quarterly hurdle rate of 1.75% (7% annualized), multiplied by (y) the number of fiscal quarters ending during such business’ measurement period as of such calculation date, multiplied by (ii) a business’ average allocated share of our consolidated equity for each fiscal quarter ending during such measurement period.

•	A business’ “level 2 hurdle amount” will be equal to, as of any calculation date, the product of (i) (x) the quarterly hurdle rate of 2.1875% (8.75% annualized, which is 125% of the 7% annualized hurdle rate), multiplied by (y) the number of fiscal quarters ending during such business’ measurement period as of such calculation date, multiplied by (ii) a business’ average allocated share of our consolidated equity for each fiscal quarter ending during such measurement period.

•	A business’ “loan expense” will be equal to, with respect to any measurement period as of any calculation date, the aggregate amount of all interest or other expenses paid by such business with respect to indebtedness of such business to either the company or other company businesses with respect to such measurement period.

•	The “measurement period” will mean, with respect to any business as of any calculation date, the period from and including the later of (i) the date upon which the company acquired a controlling interest in such business and (ii) the immediately preceding calculation date as of which contribution-based profits were calculated with respect to such business and with respect to which profit allocation were paid (or, at the election of the allocation member, deferred) by the company up to and including such calculation date.

•	The company’s “overhead” will be equal to, with respect to any fiscal quarter, the sum of (i) that portion of the company’s operating expenses (as determined in accordance with GAAP) (without giving effect to any expense attributable to the accrual or payment of any amount of profit allocation or any amount arising under the supplemental put agreement to the extent included in the calculation of the company’s operating expenses), including any management fees actually paid by the company to our manager, with respect to such fiscal quarter that are not attributable to any of the businesses owned by the company (i.e., operating expenses that do not correspond to operating expenses of such businesses with respect to such fiscal quarter), plus (ii) the company’s accrued interest expense (as determined in accordance with GAAP) on any outstanding third party indebtedness of the company with respect to such fiscal quarter, minus (iii) revenue, interest income and other income reflected in the company’s unconsolidated financial statements as prepared in accordance with GAAP.

•	A “qualifying trigger event” will mean, with respect to any business, a trigger event that gave rise to a calculation of total profit allocation with respect to such business as of any calculation date and (ii) where the amount of total profit allocation so calculated as of such calculation date exceeded such business’ level 2 hurdle amount as of such calculation date.

•	A business’ “quarterly allocated share of our consolidated equity” will be equal to, with respect to any fiscal quarter, the product of (i) the company’s consolidated net equity as of the last day of such fiscal quarter, multiplied by (ii) a fraction, the numerator of which is such business’ adjusted net assets as of the last day of such fiscal quarter and the denominator of which is the sum of (x) the company’s adjusted net assets as of the last day of such fiscal quarter, minus (y) the aggregate amount of any cash and cash equivalents as such amount is reflected on the company’s consolidated balance sheet as prepared in accordance with GAAP that is not taken into account in the calculation of any business’ adjusted net assets as of the last day of such fiscal quarter.

•	A business’ “quarterly share of the company’s overhead” will be equal to, with respect to any fiscal quarter, the product of (i) the absolute amount of the company’s overhead with respect to such fiscal quarter, multiplied by (ii) a fraction, the numerator of which is such business’ adjusted net assets as of the last day of such fiscal quarter and the denominator of which is the company’s adjusted net assets as of the last day of such fiscal quarter.

•	An entity’s “third party indebtedness” means any indebtedness of such entity owed to any third party lenders that are not affiliated with such entity.

Supplemental Put Agreement
      In addition to the provisions discussed above, in consideration of our manager’s acquisition of the allocation interests, we intend to enter into a supplemental put agreement with our manager pursuant to which our manager will have the right to cause the company to purchase the allocation interests then owned by our manager upon termination of the management services agreement. Termination of the management services agreement, by any means, will not affect our manager’s rights with respect to the allocation interests that it owns. In this regard, our manager will retain its put right and its allocation interests after ceasing to serve as our manager.
      If (i) the management services agreement is terminated at any time other than as a result of our manager’s resignation or (ii) our manager resigns on any date that is at least three years after the closing of this offering, then our manager will have the right, but not the obligation, for one year from the date of such termination or resignation, as the case may be, to elect to cause the company to purchase all of allocation interests then owned by our manager for the put price as of the put exercise date.
      For purposes of this provision, the “put price” shall be equal to, as of any exercise date, (i) if we terminate the management services agreement, the sum of two separate, independently made calculations of the aggregate amount of manager’s profit allocation as of such exercise date or (ii) if our manager resigns, the average of two separate, independently made calculations of the aggregate amount of manager’s profit allocation as of such exercise date, in each case, calculated assuming that (x) all of the businesses are sold in an orderly fashion for fair market value as of such exercise date in the order in which the controlling interest in each business was acquired or otherwise obtained by the company, (y) the last day of the fiscal quarter ending immediately prior to such exercise date is the relevant calculation date for purposes of calculating manager’s profit allocation as of such exercise date. Each of the two separate, independently made calculations of the manager’s profit allocation for purposes of calculating the put price shall be performed by a different investment bank that is engaged by the company at its cost and expense. The put price will be adjusted to account for a final “true-up” of the manager’s profit allocation.

      Our manager and the company can mutually agree to permit the company to issue a note in lieu of payment of the put price when due; provided, that if our manager resigns and terminates the management services agreement, then the company will have the right, in its sole discretion, to issue a note in lieu of payment of the put price when due. In either case the note would have an aggregate principal amount equal to the put price, would bear interest at a rate of 8.00% per annum, would mature on the first anniversary of the date upon which the put price was initially due and would be secured by a lien on our equity interests in each of our businesses.
      The company’s obligations under the supplemental put agreement are absolute and unconditional. In addition, the company will be subject to certain obligations and restrictions upon exercise of our manager’s put right until such time as the company’s obligations under the supplemental put agreement, including any related note, have been satisfied in full, including:

•	subject to the company’s right to issue a note in the circumstances described above, the company must use commercially reasonable efforts to raise sufficient debt or equity financing to permit the company to pay the put price or note when due and obtain approvals, waivers and consents or otherwise remove any restrictions imposed under contractual obligations or applicable law or regulations that have the effect of limiting or prohibiting the company from satisfying its obligations under the supplemental put agreement or note;

•	our manager will have the right to have a representative observe meetings of the company’s board of directors and have the right to receive copies of all documents and other information furnished to the board of directors;

•	the company and its businesses will be restricted in their ability to sell or otherwise dispose of their property or assets or any businesses they own and in their ability to incur indebtedness (other than in the ordinary course of business) without granting a lien on the proceeds therefrom to the manager, which lien will secure the company’s obligations under the supplemental put agreement or note;

•	the company will be restricted in its ability to (i) engage in certain mergers or consolidations, (ii) sell, transfer or otherwise dispose of all or a substantial part of its business, property or assets or all or a substantial portion of the stock or beneficial ownership of its businesses or a portion thereof, (iii) liquidate, wind-up or dissolve, (iv) acquire or purchase the property, assets, stock or beneficial ownership or another person, or (v) declare and pay distributions.
      The company also has agreed to indemnify our manager for any losses or liabilities it incurs or suffers in connection with, arising out of or relating to its exercise of its put right or any enforcement of terms and conditions of the supplemental put agreement.
      As an obligation of the company, the put price will be paid prior to the payment of distributions to our shareholders. If we do not have sufficient liquid assets to pay the put price when due, we may be required to liquidate assets or incur debt in order to pay the put price.

PRO FORMA CAPITALIZATION
      The following table sets forth our unaudited pro forma capitalization, assuming the underwriters’ overallotment option is not exercised, after giving effect to the closing of this offering and sale of our shares at the assumed public offering price of $15.00 per share (the mid-point of the expected public offering price range) and the application of the estimated net proceeds of such sale (after deducting underwriting discounts and commissions (including the financial advisory fee to be paid to Ferris, Baker Watts, Incorporated) and our estimated offering expenses) as well as the proceeds from the separate private placement transactions and the initial borrowing under our third party credit facility. The pro forma capitalization gives effect to:

•	loans retiring;

•	debt issuances;

•	minority interests; and

•	acquisitions.
      See the section entitled “Use of Proceeds” for more information.
      You should read this information in conjunction with the financial statements and the notes related thereto, the unaudited pro forma condensed combined financial statements and the notes related thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which are included elsewhere in this prospectus.

(Unaudited)
Pro Forma As of
December 31, 2005

($ in thousands)
Cash and cash equivalents	$16,146

Long-term debt:
Total long-term debt	50,000

Shareholders’ equity:
Shares: (no par value); 500,000,000 shares authorized; 20,000,000 shares issued and outstanding as adjusted for the offering(1)
Total shareholders’ equity	277,535

Total capitalization	$327,535

(1)	Each trust share representing one undivided beneficial interest in the trust property.

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Unaudited)
      Compass Diversified Trust and Compass Group Diversified Holdings LLC were organized on November 18, 2005 for the purpose of making the acquisitions described below, using the net proceeds from this offering, the separate private placement transactions and our initial borrowings under our third party credit facility. The following unaudited pro forma condensed combined balance sheet as of December 31, 2005, gives effect to the acquisition of:

•	approximately 94.4% of CBS Personnel;

•	approximately 75.4% of Crosman;

•	approximately 70.2% of Advanced Circuits; and

•	approximately 73.0% of Silvue,
each on a fully diluted basis, as if all these transactions had been completed as of December 31, 2005. The purchase prices for certain of these acquisitions are subject to adjustment. The actual amount of such adjustments, which we do not expect to be material, will depend upon the actual closing date for the acquisition. Each of these acquisitions requires the satisfaction of conditions precedent set forth in the related stock purchase agreement. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information about the calculation of the percentage of equity interest we are acquiring of each initial business and the conditions to be satisfied for each acquisition.
      The following unaudited pro forma condensed combined statements of operations for the year ended December 31, 2005, gives effect to these transactions as if they all had occurred at the beginning of the fiscal period presented. The “as reported” financial information in the unaudited pro forma condensed combined balance sheet at December 31, 2005, and for the year ended December 31, 2005, for CBS Personnel, Advanced Circuits and Silvue are derived from the audited financial statements for the periods indicated therein of each of the businesses, all of which are included elsewhere in this prospectus. The “as reported” financial information in the unaudited pro forma condensed combined balance sheet at January 1, 2006, for Crosman is derived from unaudited financial statements that are included elsewhere in this prospectus. The “as reported” financial information in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2005, for Crosman is derived from unaudited financial statements that are not included elsewhere in this prospectus. These financial statements reflect the combination of the unaudited financial information for the period from July 1, 2005 to January 1, 2006 with the unaudited financial information for the period from January 1, 2005 to June 30, 2005. This combination was required due to Crosman having a June 30th fiscal year-end. The “as reported” financial information for Compass Diversified Trust at December 31, 2005, is derived from the audited financial statements of Compass Diversified Trust as of December 31, 2005, which is included elsewhere in this prospectus.
      We refer to CBS Personnel, Crosman, Advanced Circuits and Silvue as the consolidated businesses, and the following unaudited pro forma condensed combined financial statements, or the pro forma financial statements, have been prepared assuming that our acquisitions of the consolidated businesses will be accounted for under the purchase method of accounting. Under the purchase method of accounting, the asset acquired and the liabilities assumed will be recorded at their respective fair value at the date of acquisition. The total purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values, which are subject to revision if the finalization of the respective fair values results in a material difference to the preliminary estimate used.

      The company will enter into the management services agreement with our manager, pursuant to which our manager will provide management services for a management fee. In addition, our manager will receive a profit allocation as a holder of 100% of the allocation interests in the company. See the section entitled “Our Manager — Our Relationship With Our Manager — Our Manager as a Service Provider — Management Fee” for a discussion of how the management fee will be calculated and “Our Manager — Our Relationship With Our Manager — Our Manager as an Equity Holder — Manager’s Profit Allocation” for a discussion of how profit allocation will be calculated.
      We also expect that our manager will enter into offsetting management services agreements, transaction services agreements and other agreements, in each case, with some or all of the businesses that we own. In this respect, we expect that The Compass Group will cause its affiliates to assign any outstanding management services agreements with our initial businesses to our manager in connection with the closing of this offering. The Compass Group is the entity for which our management team worked prior to the closing of this offering and which is a subsidiary of CGI. See the section entitled “Our Manager — Our Relationship With Our Manager — Our Manager as a Service Provider — Offsetting Management Services Agreements” for information about these agreements.
      The unaudited pro forma condensed combined statements of operations are not necessarily indicative of operating results that would have been achieved had the transactions described above been completed at the beginning of the period presented and should not be construed as indicative of future operating results.
      You should read these unaudited pro forma condensed combined financial statements in conjunction with the accompanying notes, the financial statements of the initial businesses to be acquired and the consolidated financial statements for the trust and the company, including the notes thereto, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” located elsewhere in this prospectus.

Compass Diversified Trust
Condensed Combined Pro Forma Balance Sheet
at December 31, 2005
(Unaudited)

										Pro Forma
	Compass			CBS		Advanced				Combined
	Diversified			Personnel	Crosman	Circuits	Silvue			Compass
	Trust			As	As	As	As	Pro Forma		Diversified
	As Reported	Offering*		Reported	Reported**	Reported	Reported	Adjustments		Trust

	($ in thousands)

Assets
Current Assets:
Cash and cash equivalents	$100		$284,775	$992	$796	$1,602	$1,516	$(273,635	) (1)	$16,146
Accounts receivable, net				62,840	19,794	2,847	2,240			87,721
Inventories				—	12,316	328	627			13,271
Prepaid expenses and other current assets				3,472	2,302	132	343			6,249
Deferred offering cost	3,308			—	—	—	—	(3,308	) (2)	—
Deferred tax assets				1,525	1,262	111	398			3,296
Current assets of discontinued operations	—		—	—	—	—	901			901

Total current assets	3,408		284,775	68,829	36,470	5,020	6,025	(276,943)		127,584
Property and equipment, net				2,876	10,069	3,185	1,257	722	(3)	18,109
Investment in subsidiary				—	520	—	—	2,803	(4)	3,323
Goodwill				59,295	30,951	50,659	11,266	12,558	(5)	164,729
Intangible and other assets, net				9,525	13,585	21,106	12,697	86,322	(6)	143,235
Deferred tax assets				1,227	—	—	—			1,227

Total assets	$3,408		$284,775	$141,752	$91,595	$79,970	$31,245	$(174,538)		$458,207

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$	$		$2,037	$4,100	$3,875	$1,621	$(11,633	) (7)	$—
Accounts payable				8,777	5,863	848	465			15,953
Accrued expenses	3,309			33,700	4,635	2,551	3,596	(3,308	) (8)	44,483
Current liabilities of discontinued operations	—		—	—	—	—	291			291

Total current liabilities	3,309		—	44,514	14,598	7,274	5,973	(14,941)		60,727
Long-term debt				31,154	47,605	45,688	11,591	(86,038	) (9)	50,000
Workers’ compensation				12,949	—	—	—			12,949
Deferred taxes				—	3,522	249	4,489	30,967	(10)	39,227
Other liabilities				—	692	131	253			1,076

Total liabilities	3,309		—	88,617	66,417	53,342	22,306	(70,012)		163,979
Minority interest	99			—	—	—	—	16,594	(11)	16,693
Redeemable preferred stock				—	—	—	90	(90	)(12)	—
Total shareholders’ equity			284,775	53,135	25,178	26,628	8,849	(121,030	) (13)	277,535

Total liabilities and shareholders’ equity	$3,408		$284,775	$141,752	$91,595	$79,970	$31,245	$(174,538)		$458,207

*	Reflects the issuance of shares and the net proceeds from this offering (after deducting underwriting discounts and commissions, including the financial advisory fee payable to Ferris, Baker Watts, Incorporated, of $15,225) and net proceeds from the separate private placement transactions.

**	Information is as of January 1, 2006.

Compass Diversified Trust
Condensed Combined Pro Forma Statement of Operations
for the year ended December 31, 2005
(Unaudited)

							Pro Forma
	CBS		Advanced				Combined
	Personnel	Crosman	Circuits	Silvue			Compass
	As	As	As	As	Pro Forma		Diversified
	Reported	Reported*	Reported	Reported	Adjustments		Trust

	($ in thousands)
Net Sales	$543,012	$77,049	$41,969	$17,093	$		$679,123
Cost of Sales	441,685	57,319	18,102	3,816	481	(2)	521,403

Gross profit	101,327	19,730	23,867	13,277	(481)		157,720
Operating expenses:
Staffing Expense	54,249	—	—	—			54,249
Selling, general and administrative expense	26,723	10,029	8,283	7,491	(2,080	) (4)	57,331
					6,885	(5)
Research and development expense	—	—	—	1,072	1,240	(6)	2,312
Amortization expense	1,902	686	717	709	6,419	(1)	10,433

Operating income (loss)	18,453	9,015	14,867	4,005	(12,945)		33,395
Other income (expense):
Interest income	—	—	233	—			233
Interest expense	(4,453)	(5,097)	(1,491)	(1,439)	4,120	(3)	(8,360)
Other income (expense), net	138	(2,531)	—	90			(2,303)

Income (loss) before provision for income taxes and minority interest	14,138	1,387	13,609	2,656	(8,825)		22,965
Provision for income taxes	5,150	426	1,001	1,258	3,215	(7)	11,050
Income (loss) from discontinued operations	—	—	—	133			133
Minority interest in income of subsidiary	—	—	—	—	3,265	(8)	3,265

Net income (loss)	$8,988	$961	$12,608	$1,531	$(15,305)		$8,783

Pro forma net income per share							$0.44

Pro forma weighted average number of shares outstanding							20,000

Supplemental Information:
Depreciation Expense	$1,426	$2,203	$884	$404	$481		$5,398

Capital Expenditures	$1,018	$1,747	$1,184	$178	$—		$4,127

*	Reflects the combination of the unaudited financial information for the period from July 1, 2005 to January 1, 2006 with the unaudited financial information for the period from January 1, 2005 to June 30, 2005. This combination was required due to Crosman having a June 30th fiscal year-end.

Notes To Pro Forma Condensed Combined Financial Statements
(Unaudited)
      This information in Note 1 provides all of the pro forma adjustments from each line item in the pro forma Condensed Combined Financial Statements. Note 2 describes how the adjustments were derived for each of the initial businesses that we are acquiring. Unless otherwise noted, all amounts are in thousands of dollars ($000).

Note 1.	Pro Forma Adjustments

Balance Sheet:

1. Cash and cash equivalents
Net proceeds from private debt placement to finance acquisitions	$43,900	a
Net proceeds from offering and private placement transactions to finance acquisitions	(311,535	)b
Compass Diversified Trust	(6,000	)g

	$(273,635)

2. Deferred Offering Costs
Compass Diversified Trust	$(3,308	)g

3. Property, plant and equipment, net
Crosman	$(141	)d(1)
Silvue	863	f(1)

	$722

4. Investment in subsidiary
Crosman	$2,803	d(1)

5. Goodwill
CBS Personnel	$(1,673	)c(1)
Crosman	(6,970	)d(1)
Advanced Circuits	12,391	e(1)
Silvue	8,810	f(1)

	$12,558

6. Intangible and other assets, net
Debt issuance cost incurred as part of private debt placement	$6,100	a
CBS Personnel	63,941	c(1)
Crosman	4,495	d(1)
Advanced Circuits	(406	)e(1)
Silvue	13,432	f(1)
Silvue	(1,240	)h(1)

	$86,322

7. Current portion of long-term debt
CBS Personnel	$(2,037	)c(1)
Crosman	(4,100	)d(1)
Advanced Circuits	(3,875	)e(1)
Silvue	(1,621	)f(1)

	$(11,633)

8. Accrued Expenses
Compass Diversified Trust	$(3,308	)g

9. Long-term debt
Private Debt Placement	$50,000	a
CBS Personnel	(31,154	)c(1)
Crosman	(47,605	)d(1)
Advanced Circuits	(45,688	)e(1)
Silvue	(11,591	)f(1)

	$(86,038)

10. Deferred tax liability
CBS Personnel	$24,298	c(1)
Crosman	1,708	d(1)
Silvue	4,961	f(1)

	$30,967

11. Minority interest
CBS Personnel	$3,340	c(1)
Crosman	5,275	d(1)
Advanced Circuits	5,502	e(1)
Silvue	2,477	f(1)

	$16,594

12. Redeemable preferred stock
Silvue	$(90	)f(1)

13. Total shareholders’ equity
CBS Personnel	$(53,135	)c(1)
Crosman	(25,178	)d(1)
Advanced Circuits	(26,628	)e(1)
Silvue	(8,849	)f(1)
Compass Diversified Trust	(6,000	)g
Silvue	(1,240	)h(1)

	$(121,030)

Statement of Operations:

	Year Ended
	December 31,
	2005

1. Amortization expense
CBS Personnel	$3,898	a(1)
Crosman	(168	)b(1)
Advanced Circuits	1,944	c(1)
Silvue	745	d(1)

	$6,419

2. Depreciation expense
Crosman	$116	b(3)
Silvue	365	d(3)

	$481

3. Interest expense
CBS Personnel	$4,453	a(2)
Crosman	5,097	b(2)
Advanced Circuits	1,491	c(2)
Silvue	1,439	d(2)
Compass Diversified Trust	(8,360	)g

	$4,120

4. Elimination of prior management fee
CBS Personnel	$(1,011	)a(3)
Crosman	(580	)b(4)
Advanced Circuits	(139	)c(3)
Silvue	(350	)d(4)

	$(2,080)

5. New management fee
Compass Diversified Trust	$6,885	e

6. Research and development expense
Silvue	$1,240	f

7. Provision for income taxes
Compass Diversified Trust	$3,215	h

8. Minority interest in income of subsidiaries
Compass Diversified Trust	$3,265	i

Note 2.	Pro Forma Adjustments by Acquisition
      As a further illustration, we have grouped the pro forma adjustments detailed in Note 1 to the Pro Forma Condensed Financial Statements by each initial business to show the combined effect of the pro forma adjustments on each initial business.

Balance Sheet

a.	Reflects the net proceeds received in connection with the third party credit facility (after deducting debt issuance cost and closing fees of $6.1 million):

Cash	$43,900
Other assets	6,100
Long-term debt	(50,000)

$—

b.	Reflects the use of net proceeds from the offering and private debt placement to finance acquisitions, including equity redemptions, and debt repayments:

CBS Personnel	$120,956
Crosman	70,087
Advanced Circuits	82,674
Silvue	37,818

$311,535

c.	CBS Personnel Acquisition
      The following information represents the pro forma adjustments made by us in Note 1 to reflect our acquisition of a 94.4% equity interest in, and loans to, CBS Personnel for a total cash investment of approximately $121.0 million. This investment of $121.0 million was assigned to assets of $204.1 million, current liabilities of $42.5 million consisting of the historical carrying values for accounts payable and accrued expenses, $37.3 million to deferred tax and other liabilities and $3.3 million to minority interest. The asset allocation represents $68.8 million of current assets valued at their historical carrying values, property and equipment of $2.9 million valued through a preliminary asset appraisal, $74.8 million of intangible and other assets and $57.6 million of goodwill representing the excess of the purchase price over identifiable assets. The preliminary intangible asset values consist principally of customer relationships valued at $61.6 million, trade names valued at $10.4 million and non-piracy covenants of $0.6 million.
      The trade names were valued at $10.4 million using a royalty savings methodology, in which an asset is valuable to the extent that ownership of the asset relieves the company from the obligation of paying royalties for the benefits generated by the asset. The key assumptions in this analysis were a royalty rate equal to 0.25% of revenues, a royalty revenue base equal to 100% of CBS’s revenues, a risk-adjusted discount rate of 15.5%, and an indefinite remaining useful life.
      The non-piracy covenants were valued at $0.6 million using an excess earnings methodology, in which an asset is valuable to the extent that the asset enables its owner to earn a return in excess of the required returns on, and of the other assets utilized in, the business. The non-piracy covenants protect CBS from a loss of revenue due to former employees soliciting customers during the 12 months after their termination date. The key assumptions in this analysis were an economic margin of approximately 1.8% (on average) of the revenues protected by the non-piracy covenants, an estimate that 65% of CBS’s revenues were initially protected by the non-piracy covenants (reflecting the revenue base attributable to the covenantors), a covenantor attrition (reflecting the rate at which the employment of CBS’s employees subject to non-piracy covenants is expected to terminate) of 50% per annum, a risk-adjusted discount rate of 18%, and a remaining useful life of three years.
      The customer relationships were valued at $61.6 million using an excess earnings methodology, in which an asset is valuable to the extent that the asset enables its owner to earn a return in excess of the required returns on, and of the other assets utilized in, the business. The key assumptions in this analysis were an economic margin of approximately 3.5% (on average) of revenues attributable to CBS’s customer relationships, an estimate that 90% of CBS’s revenues come from recurring customers, a customer attrition rate (reflecting the rate at which CBS’s customer relationships are lost) of 12.5% per annum, a risk-adjusted discount rate of 20%, and a remaining useful life of 11 years.
      The value assigned to minority interest was derived from the historical equity value at December 31, 2005 multiplied by the minority interest ownership percentage calculated on a fully diluted basis.

1. Reflects (1) purchase accounting adjustments to reflect CBS Personnel assets acquired and liabilities assumed at their estimated fair values, (2) redemption of existing debt of CBS Personnel and (3) elimination of historical shareholders’ equity:

Goodwill	$(1,673)
Intangible and other assets	63,941
Current portion of long-term debt	2,037
Long-term debt	31,154
Deferred tax liability	(24,298)
Establishment of minority interest	(3,340)
Elimination of historical shareholders’ equity	53,135

$120,956

d.	Crosman Acquisition
      The following information represents the pro forma adjustments made by us in Note 1 to reflect our acquisition of a 75.4% equity interest in, and loans to, Crosman for a total cash investment of approximately $70.1 million. This investment of $70.1 million was assigned to assets of $91.8 million, current liabilities of $10.5 million consisting of the historical carrying values for accounts payable and accrued expenses, $5.9 million to deferred tax and other liabilities and $5.3 million to minority interest. The asset allocation represents $36.5 million of current assets valued at their historical carrying values, property and equipment of $9.9 million valued through a preliminary asset appraisal, $3.3 million for the investment in a subsidiary, $18.1 million of intangible and other assets and $24.0 million of goodwill representing the excess of the purchase price over identifiable assets. The preliminary intangible asset values consist principally of $0.8 million for technology, licenses agreements valued at $1.1 million, distributor relationships of $2.9 million and trade names valued at $13.3 million.
      The trade names were valued at $13.3 million using a royalty savings methodology, in which an asset is valuable to the extent that ownership of the asset relieves the company from the obligation of paying royalties for the benefits generated by the asset. The key assumptions in this analysis were a royalty rate equal to 4% of sales, a royalty sales base equal to approximately 94% of Crosman’s total sales, a risk-adjusted discount rate of 20.0%, and an indefinite remaining useful life.
      The technology (consisting of a specific product technology) was valued at $0.8 million using a royalty savings methodology, in which an asset is valuable to the extent that ownership of the asset relieves the company from the obligation of paying royalties for the benefits generated by the asset. The key assumptions in this analysis were a royalty rate equal to 3% of sales, an initial royalty sales base equal to approximately $10.6 million per annum (representing sales of products utilizing the technology), an obsolescence factor (reflecting the rate at which the utility of the core technology degrades relative to time) of 10% per annum, a risk-adjusted discount rate of 25%, and a remaining useful life of 11 years.
      The licensing agreement (representing Crosman’s right to use the Remington name on the sale of certain products) was valued at $1.1 million using an excess earnings methodology, in which an asset is valuable to the extent that the asset enables its owner to earn a return in excess of the required returns on, and of the other assets utilized in, the business. The key assumptions in this analysis were an economic margin of approximately 5.3% (on average) of sales made pursuant to the licensing agreement (which is net of a 4.5% royalty payable to the licensor), next-year sales under the agreement of $4.7 million with 3% growth per annum during the remaining term of the agreement, the expected renewal of the agreement for a subsequent four-year term starting at the end of 2007, a risk-adjusted discount rate of 20%, and a remaining useful life of 6 years.
      The distributor relationships were valued at $2.9 million using an excess earnings methodology, in which an asset is valuable to the extent that the asset enables its owner to earn a return in excess of the required returns on and of the other assets utilized in the business. The key assumptions in this analysis were an economic margin of approximately 6.5% (on average) of sales attributable to Crosman’s distributor relationships, an estimate that 2006 sales to these distributors would be $10.5 million, an attrition rate (reflecting the rate at which Crosman’s distributor relationships are lost) of 10% per annum, a risk-adjusted discount rate of 20%, and a remaining useful life of 11 years.
      The value assigned to minority interest was derived from the historical equity value at December 31, 2005 multiplied by the minority interest ownership percentage calculated on a fully diluted basis. The Crosman minority interest was reduced by an outstanding loan in the amount of $1.2 million due from the minority holders in connection with the issuance of their equity interest.

1. Reflects (1) purchase accounting adjustments to reflect Crosman assets acquired and liabilities assumed at their estimated fair values, (2) redemption of existing debt of Crosman and (3) elimination of historical shareholders’ equity:

Property and equipment	$(141)
Investment in subsidiary	2,803
Goodwill	(6,970)
Intangible and other assets	4,495
Current portion of long-term debt	4,100
Long-term debt	47,605
Deferred tax liability	(1,708)
Establishment of minority interest	(5,275)
Elimination of historical shareholders’ equity	25,178

$70,087

e.	Advanced Circuits Acquisition
      The following information represents the pro forma adjustments made by us in Note 1 to reflect our acquisition of a 70.2% equity interest in, and loans to, Advanced Circuits for a total cash investment of approximately $82.7 million. This investment of $82.7 million was assigned to assets of $91.9 million, current liabilities of $3.4 million consisting of the historical carrying values for accounts payable and accrued expenses, deferred tax and other liabilities of $0.3 million and $5.5 million to minority interest. The asset allocation represents $5.0 million of current assets valued at their historical carrying values, property and equipment of $3.2 million valued through a preliminary asset appraisal, $20.7 million of intangible and other assets and $63.0 million of goodwill representing the excess of the purchase price over identifiable assets. The preliminary intangible asset values consist principally of customer relationships valued at $18.1 million and technology valued at $2.6 million.
      The technology was valued at $2.6 million using a royalty savings methodology, in which an asset is valuable to the extent that ownership of the asset relieves the company from the obligation of paying royalties for the benefits generated by the asset. The key assumptions in this analysis were a royalty rate equal to 7% of sales, an initial royalty sales base equal to 100% of Advanced Circuits’ sales, an obsolescence factor (reflecting the rate at which the utility of the technology degrades relative to time) of 50% per annum, a risk-adjusted discount rate of 18%, and a remaining useful life of four years.
      The customer relationships were valued at $18.1 million using an excess earnings methodology, in which an asset is valuable to the extent that the asset enables its owner to earn a return in excess of the required returns on, and of the other assets utilized in, the business. The key assumptions in this analysis were an economic margin of approximately 18.5% (on average) of sales attributable to Advanced Circuits’ customer relationships, an estimate that 75% of Advanced Circuits’ sales come from recurring customers, a customer attrition rate (reflecting the rate at which Advanced Circuits’ customer relationships are lost) of 20% per annum, a risk-adjusted discount rate of 18%, and a remaining useful life of nine years.
      The value assigned to minority interest was derived from the historical equity value at December 31, 2005 multiplied by the minority interest ownership percentage calculated on a fully diluted basis. The Advanced Circuits minority interest was reduced by an outstanding loan in the amount of $3.5 million due from the minority holders in connection with the issuance of their equity interest.

1.	Reflects (1) purchase accounting adjustments to reflect Advanced Circuits assets acquired and liabilities assumed at their estimated fair values, (2) redemption of existing debt of Advanced Circuits and (3) elimination of historical shareholders’ equity:

Goodwill	$12,391
Intangible and other assets	(406)
Current portion of long-term debt	3,875
Long-term debt	45,688
Establishment of minority interest	(5,502)
Elimination of historical shareholders’ equity	26,628

$82,674

f.	Silvue Acquisition
      The following information represents the pro forma adjustments made by us in Note 1 to reflect our acquisition of a 73.0% equity interest in, and loans to, Silvue for a total cash investment of approximately $37.8 million. This investment of $37.8 million was assigned to assets of $54.4 million, current liabilities of $4.4 million consisting of the historical carrying values for accounts payable and accrued expenses, $9.7 million to deferred tax and other liabilities and $2.5 million to minority interest. The asset allocation represents $6.0 million of current assets valued at their historical carrying values, property and equipment of $2.1 million valued through a preliminary asset appraisal, $26.2 million of intangible and other assets and $20.1 million of goodwill representing the excess of the purchase price over identifiable assets. The preliminary intangible asset values consist principally of customer relationships of $18.7 million, core technology of $3.7 million, trade names of $1.7 million and in process research and development of $1.2 million.
      The trade names were valued at $1.7 million using a royalty savings methodology, in which an asset is valuable to the extent that ownership of the asset relieves the company from the obligation of paying royalties for the benefits generated by the asset. The key assumptions in this analysis were a royalty rate equal to 1% of sales, a royalty sales base equal to 100% of Silvue’s sales, a risk-adjusted discount rate of 13.0%, and an indefinite remaining useful life.
      The core technology was valued at $3.7 million using a royalty savings methodology, in which an asset is valuable to the extent that ownership of the asset relieves the company from the obligation of paying royalties for the benefits generated by the asset. The key assumptions in this analysis were a royalty rate equal to 5% of sales, an initial royalty sales base equal to 100% of Silvue’s sales, an obsolescence factor (reflecting the rate at which the utility of the core technology degrades relative to time) of 10% per annum, a risk-adjusted discount rate of 12%, and a remaining useful life of 13 years.
      The customer relationships were valued at $18.7 million using an excess earnings methodology, in which an asset is valuable to the extent that the asset enables its owner to earn a return in excess of the required returns on, and of the other assets utilized in, the business. The key assumptions in this analysis were an economic margin of approximately 16.0% (on average) of sales attributable to Silvue’s customer relationships, an estimate that 90% of Silvue’s sales come from recurring customers, a customer attrition rate (reflecting the rate at which Silvue’s customer relationships are lost) of 5% per annum, a risk-adjusted discount rate of 14%, and a remaining useful life of 16 years.
      The IPR&D projects — backside coating and Gen-3 — were valued at $0.7 million and $0.5 million, respectively, using an excess earnings methodology, in which an asset is valuable to the extent that the asset enables its owner to earn a return in excess of the required returns on and of the other assets utilized in the business.
      The key assumptions in the analysis of the backside coating project were remaining development costs of $100,000, a product launch in the last half of 2006, peak market share of 33% by 2010, 33% EBITDA margins and economic margins of approximately 6.9% (on average) of sales of the product, an obsolescence factor (reflecting the rate at which the utility of the product’s technology degrades relative to time) of 10% per annum starting in 2013, and a risk-adjusted discount rate of 25%.
      The key assumptions in the analysis of the Gen-3 project were remaining development costs of $600,000, a product launch in 2008 with immediate incremental sales, 33% EBITDA margins and economic margins of approximately 7.5% (on average) of incremental sales, an obsolescence factor (reflecting the rate at which the utility of the product’s technology degrades relative to time) of 10% per annum starting in 2013, and a risk-adjusted discount rate of 20%.
      The value assigned to minority interest was derived from the historical equity value at December 31, 2005 multiplied by the minority interest ownership percentage calculated on a fully diluted basis.

1.	Reflects (1) purchase accounting adjustments to reflect Silvue assets acquired and liabilities assumed at their estimated fair values, (2) redemption of existing debt of Silvue and (3) elimination of historical shareholders’ equity:

Property and equipment	$863
Goodwill	8,810
Intangible and other assets	13,432
Current portion of long-term debt	1,621
Long-term debt	11,591
Deferred tax liability	(4,961)
Repayment of mandatorily redeemable preferred stock	90
Establishment of minority interest	(2,477)
Elimination of historical shareholders’ equity	8,849

$37,818

g.	Purchase Accounting Adjustment
      The following pro forma adjustment made by us in Note 1 reflects the payment of the public offering costs:

Cash	$(6,000)
Accrued Expenses	3,308
Deferred Offering Cost	(3,308)
Shareholders’ Equity	6,000

$—

h.	In-Process Research & Development
      Reflects the expensing of the in-process research and development (“IPR&D”) identified as part of the Silvue acquisition. This amount was expensed as of the date of acquisition since the IPR&D had no alternative use.

Shareholders’ Equity	$1,240
Intangible and Other Assets	(1,240)

$—

Statements of Operations:

		Year Ended
		December 31,
		2005

A.	The following entries represent the pro forma adjustments made by us in Note 1 to reflect the effect of our acquisition of CBS Personnel upon the results of their operations for the year ended December 31, 2005 as if we had acquired CBS Personnel at the beginning of the fiscal year presented:
	1. Additional amortization expense of intangible assets resulting from the acquisition of CBS Personnel:
	Customer relationships of $61,600 which will be amortized over 11 years	$5,600
	Non-piracy covenants of $600 which will be amortized over 3 years	200

	Subtotal	5,800
	Amortization included in historical financial statements	(1,902)

		$3,898

	2. Reduction of interest expense with respect to the $33.2 million long-term debt redeemed in connection with the acquisition of CBS Personnel	$(4,453)

	3. Elimination of management fees paid to prior owner of CBS Personnel in connection with management service contract	$(1,011)

B.	The following entries represent the pro forma adjustments made by us in Note 1 to reflect the effect of our acquisition of Crosman upon the results of their operations for the year ended December 31, 2005 as if we had acquired Crosman at the beginning of the fiscal year presented:
	1. Additional amortization expense of intangible assets resulting from the acquisition of Crosman:
	Technology of $780 which will be amortized over 11 years	$71
	License agreement of $1,100 which will be amortized over 6 years	183
	Distributor relationships of $2,900 which will be amortized over 11 years	264

	Subtotal	518

	Amortization included in historical financial statements	(686)

		$(168)

	2. Reduction of interest expense with respect to $51.7 million debt redeemed in connection with acquisition of Crosman	$(5,097)

	3. Additional depreciation expense resulting from the acquisition of Crosman	$116

		Year Ended
		December 31,
		2005

	4. Elimination of management fees paid to prior owner of Crosman in connection with prior management services contract	$(580)

C.	The following entries represent the pro forma adjustments made by us in Note 1 to reflect the effect of our acquisition of Advanced Circuits upon the results of their operations for the year ended December 31, 2005 as if we had acquired Advanced Circuits at the beginning of the fiscal year presented:
	1. Additional amortization expense of intangible assets resulting from the acquisition of Advanced Circuits:
	Customer relationships of $18,100 which will be amortized over 9 years	$2,011
	Technology of $2,600 which will be amortized over 4 years	650

	Subtotal	$2,661

	Amortization included in historical financial statements	(717)

		$1,944

	2. Reduction of interest expense with respect to $49.6 million of debt redeemed in connection with the acquisition of Advanced Circuits	$(1,491)

	3. Elimination of management fee paid to prior owner of Advanced Circuits in connection with prior management service contract	$(139)

D.	The following entries represent the pro forma adjustments made by us in Note 1 to reflect the effect of our acquisition of Silvue upon the results of their operations for the year ended December 31, 2005 as if we had acquired Silvue at the beginning of the fiscal year presented:
	1. Additional amortization expense of intangible assets resulting from the acquisition of Silvue:
	Customer relationships of $18,700 which will be amortized over 16 years	$1,169
	Core technology of $3,700 which will be amortized over 13 years	285

	Subtotal	1,454
	Amortization included in historical financial statements	(709)

		$745

	2. Reduction of interest expense with respect to $13.2 million of debt redeemed in connection with the acquisition of Silvue	$(1,439)

	3. Additional depreciation expense resulting from the acquisition of Silvue	$365

	4. Elimination of management fees paid to prior owner of Silvue in connection with management service contract not assumed by us	$(350)

		Year Ended
		December 31,
		2005

E.	Adjustment to record the estimated management fee expense pursuant to the Management Services Agreement to be incurred in connection with the closing of this offering. This amount will represent the total management fee to be paid to the manager.
	The amounts were determined by using the combined pro forma balance sheet at December 31, 2005 and was calculated as follows:

	Total Assets	$458,207
	Less: Total Liabilities Less Third Party Debt	113,979

	Adjusted Net Assets	344,228
	Management Fee %	2.0%

		$6,885

F.	Adjustment to record expensing of the IPR&D acquired in connection with the acquisition of Silvue on January 1, 2005 since the IPR&D had no alternative use.	$1,240

G.	Adjustment to record the estimated interest expense associated with the third party credit facility. The amounts were calculated as follows:

	Interest Expense on the $50.0 million term loan	$(3,840)
	Unused Fee on revolving loan commitment	(600)
	Unused Fee on delayed term loan commitment and Letter of Credit override fee	(2,700)
	Amortization of debt issuance cost of $6.1 million over 5 years	(1,220)

		$(8,360)

H.	Adjustment to record the estimated tax expense associated with the pro forma adjustments to pre-tax income to reflect income tax expense for Advanced Circuits due to its change from a Subchapter S corporation. The amounts were calculated as follows:

	Advanced Circuits income before provision for income taxes	$13,609
	Pro Forma Amortization Applicable to Advanced Circuits	(1,944)
	Pro Forma Management Fee Applicable to Advanced Circuits	(362)

	Adjusted Pre-Tax Income	11,303
	Provision for income taxes	4,216
	Historical Provision for income taxes	(1,001)

		$3,215

I.	Adjustment to record the minority interest in net income. The adjustment for minority interest was calculated by applying the minority ownership percentage for each business to the net income applicable to the minority interest holders.	$3,265

Note 3.	Pro Forma Income from Continuing Operations per Share
      Pro forma net income per share is $0.44 for the year ended December 31, 2005, reflecting the shares issued from this offering and the private placement transactions as if such shares were outstanding from the beginning of the respective periods and was calculated as follows:

Net Income	$8,783
Pro Forma Weighted Average
Number of Shares Outstanding(1)	20,000
Pro Forma Net Income Per Share	$0.44

(1)	Pro Forma weighted average number of shares outstanding was derived by dividing the estimated gross proceeds from the offering and private placement of $300.0 million by the assumed initial price per share of $15.

Note 4.	Other Estimates
      In addition to the pro forma adjustments above, we expect to incur incremental administrative expenses, professional fees and management fees as a public company after the consummation of the transactions described above. Such fees and expenses include accounting, legal and other consultant fees, SEC and listing fees, directors’ fees and directors’ and officers’ insurance. We currently estimate these fees and expenses will total approximately $5.0 million during our first year of operations. The actual amount of these expenses and fees could vary significantly.

SELECTED FINANCIAL DATA
      The company and the trust were formed on November 18, 2005 and have conducted no operations and have generated no revenues to date. We will use the proceeds of the offering, in part, to acquire and capitalize our initial businesses.
      The following summary financial data represent the historical financial information for CBS Personnel, Crosman, Advanced Circuits and Silvue and does not reflect the accounting for these businesses upon completion of the acquisitions and the operation of the businesses as a consolidated entity. You should read this information in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the financial statements and notes thereto, and the unaudited pro forma condensed combined financial statements and notes thereto, all included elsewhere in this prospectus.
      The selected financial data for CBS Personnel at December 31, 2005 and 2004, and for fiscal years ended December 31, 2005, 2004 and 2003 were derived from the audited consolidated financial statements of CBS Personnel included elsewhere in this prospectus.
      The selected financial data for Crosman at June 30, 2005 and 2004, and for fiscal year ended June 30, 2005 were derived from the audited consolidated financial statements of Crosman included elsewhere in this prospectus. The selected financial data for Crosman for the year ended June 30, 2003 (predecessor) and for the periods July 1, 2003 to February 9, 2004 (predecessor) and February 10, 2004 to June 30, 2004 (successor) were derived from the audited financial statements of Crosman. The selected financial data of Crosman at January 1, 2006 and for the six months ended January 1, 2006 and December 26, 2004 were derived from Crosman’s unaudited consolidated financial statements included elsewhere in this prospectus.
      The selected financial data for Advanced Circuits at December 31, 2005 (successor) and 2004 (predecessor), and for the periods September 20, 2005 to December 31, 2005 (successor) and January 1, 2005 to September 19, 2005 (predecessor) and for the years ended December 31, 2004 and 2003 (predecessor) were derived from Advanced Circuits’ audited consolidated and combined financial statements included elsewhere in this prospectus.
      The selected financial data for Silvue at December 31, 2005 and 2004 (restated), and for fiscal years ended December 31, 2005 were derived from the audited consolidated financial statements of Silvue included elsewhere in this prospectus. The selected financial data for Silvue for the period January 1, 2004 to September 2, 2004 (predecessor) and September 3, 2004 (inception) to December 31, 2004 and for the year ended December 31, 2003 (predecessor) were derived from the audited financial statements of Silvue.

      The unaudited financial data for Crosman shown below may not be indicative of the financial condition and results of operations of Crosman for any other period. The unaudited financial data, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of such data.

	Fiscal Year Ended December 31,

CBS Personnel	2003	2004	2005

	($ in thousands)
Statements of Operations Data:
Revenues	$194,717	$315,258	$543,012
Direct cost of revenues	155,368	254,987	441,685

Gross Profit	39,349	60,271	101,327
Operating expenses:
Staffing	23,081	31,974	54,249
Selling, general and Administrative	12,132	17,796	26,723
Amortization	491	1,051	1,902

Income from operations	3,645	9,450	18,453
Other income (expense):
Interest expense	(2,929)	(2,100)	(4,453)
Other Income	224	148	138

Income before provision for income taxes	940	7,498	14,138
Provision for income taxes	(117)	(85)	(5,150)

Net income	$823	$7,413	$8,988

Cash Flow Data:
Cash provided by operating activities	$3,944	6,581	14,654
Cash (used in) investing activities	(302)	(30,059)	(1,018)
Cash (used in) provided by financing activities	(3,736)	23,970	(13,176)

Net (decrease) increase in cash	$(94)	$492	$460

Supplemental Information:
Depreciation Expense	$1,431	$1,344	$1,426

	At December 31,

	2004	2005

	($ in thousands)
Balance Sheet Data:
Total current assets	$66,371	$68,829
Property and equipment, net	3,081	2,876
Goodwill	59,307	59,295
Other intangibles, net and other assets	11,228	10,752

Total assets	139,987	141,752
Current liabilities	41,499	44,514
Long-term debt	43,893	31,154
Workers’ Compensation and other liabilities	10,684	12,949

Total liabilities	96,076	88,617
Shareholders’ equity	43,911	53,135

					(Unaudited)
		Predecessor	Successor
	Year	July 1, 2003	February 10,	Year	Six Months Ended
	Ended	to	2004 to	Ended
	June 30,	February 9,	June 30	June 30,	December 26,	January 1,
Crosman	2003	2004	2004	2005	2004	2006

	($ in thousands)
Statements of Operations Data:
Net sales	$53,333	$38,770	$24,856	$70,060	$38,234	$45,223
Cost of sales	37,382	26,382	17,337	50,874	26,471	32,916

Gross Profit	15,951	12,388	7,519	19,186	11,763	12,307
Operating expenses:
Selling, general and administrative	8,749	5,394	4,119	10,526	5,393	4,896
Amortization	132	70	258	629	310	367

Operating income	7,070	6,924	3,142	8,031	6,060	7,044
Other income (expense):
Interest expense	(1,978)	(402)	(1,588)	(4,638)	(2,236)	(2,695)
Other income (expense)	424	(1,560)	(281)	(2,792)	(68)	193

Income before provision for income taxes	5,516	4,962	1,273	601	3,756	4,542
Provision for income taxes	(2,122)	(1,824)	(463)	(112)	(1,407)	(1,721)

Net income	$3,394	$3,138	$810	$489	$2,349	$2,821

Cash Flow Data:
Cash provided by (used in) operating activities	$4,360	$8,551	$89	$3,110	$(6,133)	$647
Cash (used in) investing activities	(572)	(1,181)	(65,809)	(2,014)	(944)	(677)
Cash (used in) provided by financing activities	(3,865)	(7,146)	65,905	(527)	7,346	53

Net (decrease) increase in cash	$(77)	$224	$185	$569	$269	$23

Supplemental Information:
Depreciation Expense	$2,295	$1,205	$847	$2,146	$1,069	$1,121

			(Unaudited)
	At June 30,		At
			January 1,
	2004	2005	2006

	($ in thousands)
Balance Sheet Data:
Total current assets	$25,497	$28,622	$36,470
Property, plant and equipment, net	10,583	10,513	10,069
Goodwill	30,951	30,951	30,951
Intangible and other assets	14,900	14,097	14,105

Total assets	81,931	84,183	91,595
Current liabilities	10,072	11,001	14,598
Notes payable under revolving line of credit	7,138	10,385	11,329
Long-term debt	37,917	35,334	35,033
Capitalized lease obligations and other liabilities	4,878	5,117	5,457

Total liabilities	60,005	61,837	66,417
Shareholders’ equity	21,926	22,346	25,178

			Predecessor	Successor
	Predecessor	Predecessor	January 1,	September 20,
	Year Ended	Year Ended	2005 to	2005 to
	December 31,	December 31,	September 19,	December 31,
Advanced Circuits	2003	2004	2005	2005

	($ in thousands)
Statements of Operations Data:
Net sales	$27,796	$36,642	$29,726	$12,243
Cost of sales	14,568	17,867	12,960	5,143

Gross Profit	13,228	18,775	16,766	7,100
Operating expenses:
General and administrative	5,521	6,564	5,835	2,448
Amortization of intangibles	—	—	—	717

Income from operations	7,707	12,211	10,931	3,935
Other income (expense):
Interest Expense	(204)	(242)	(173)	(1,318)
Interest income	16	42	164	70
Other income	15	82	—	—

Income before provision for income taxes	7,534	12,093	10,922	2,687
Provision for income taxes	—	—	—	(1,001)

Net income	$7,534	$12,093	$10,922	$1,686

Cash Flow Data:
Cash provided by operating activities	$8,021	$12,689	$11,503	$3,170
Cash (used in) investing activities	(2,167)	(1,310)	(502)	(74,724)
Cash (used in) provided financing activities	(4,458)	(8,830)	(17,453)	73,156

Net increase (decrease) in cash	$1,396	$2,549	$(6,452)	$1,602

Supplemental Information:
Depreciation Expense	$729	$869	$715	$169

	At December 31,

	2004	2005

	($ in thousands)
Balance Sheet Data:
Total current assets	$9,564	$5,020
Property and equipment, net	6,669	3,185
Goodwill and other assets	556	71,765

Total assets	16,789	79,970
Current liabilities	3,422	7,274
Long-term debt	2,787	45,688
Other liabilities	131	380

Total liabilities	6,340	53,342
Shareholders’ equity	10,449	26,628

		Predecessor	Successor
	Predecessor	January 1,	September 3,	Successor
	Year Ended	2004 to	2004 to	Year Ended
	December 31,	September 2,	December 31,	December 31,
Silvue	2003	2004	2004	2005

	($ in thousands)
Statements of Operations Data:
Net sales	$10,446	$7,604	$4,532	$17,093
Cost of sales	1,555	1,094	611	3,816

Gross Profit	8,891	6,510	3,921	13,277
Operating expenses:
Selling, general and administrative	5,276	4,006	2,320	7,491
Research and Development costs	550	448	637	1,072
Amortization of intangibles	—	—	209	709

Operating income	3,065	2,056	756	4,005
Other income (expense):
Interest income	8	5	—	—
Interest expense	(31)	(5)	(366)	(1,439)
Other income	377	175	136	90

Income before provision for income taxes	3,419	2,231	525	2,656
Provision for income taxes	1,062	735	472	1,257

Income from continuing operations	2,357	1,496	53	1,399
Income (loss) from discontinued operations	(843)	(225)	59	132

Net income	$1,514	$1,271	$112	$1,531

Cash Flow Data:
Cash provided by operating activities	$1,853	$1,378	$867	$2,338
Cash provided by (used in) investing activities	(859)	(210)	(8,460)	24
Cash (used in) provided by financing activities	(228)	(3,045)	7,264	(1,692)

Net increase (decrease) in cash	$766	$(1,876)	$(329)	$670

Supplemental Information:
Depreciation Expense	$196	$219	$104	$404

	At December 31,

	2004	2005

	($ in thousands)
Balance Sheet Data:
Total current assets	$4,743	$6,025
Property, plant and equipment, net	750	1,257
Goodwill	9,109	11,266
Other Intangibles, net and other assets	13,899	12,697

Total assets	28,501	31,245
Current liabilities	4,679	5,973
Long-term debt	11,788	11,591
Deferred income tax liability and other liabilities	4,458	4,742

Total liabilities	20,925	22,306
Cumulative redeemable preferred stock	90	90
Shareholders’ equity	7,486	8,849

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
      We are and will be dependent upon the earnings of and cash flow from the businesses that we own to meet our corporate overhead and management fee expenses and to make distributions. These earnings, net of any minority interests in these businesses, will be available:

•	first, to meet capital expenditure requirements, management fees and corporate overhead expenses of the company and the trust;

•	second, to fund distributions by the company to the trust; and

•	third, to be distributed by the trust to shareholders.
Acquisition of Initial Businesses
      We will use approximately $312 million of the net proceeds of this offering, the separate private placement transactions, and our initial borrowing under our third party credit facility to acquire controlling interests in, and make loans to, our initial businesses. Approximately $140.8 million will be used to pay the purchase price and related costs of the acquisitions of our initial businesses and approximately $170.8 million will be used to make loans to each of the initial businesses. The terms and conditions of the stock purchase agreement were negotiated among representatives of CGI, on behalf of CGI, and representatives of our manager, on behalf of the company in the overall context of this offering. The acquisition of each of the initial businesses will be conditioned upon the consummation of our acquisition of each of the other initial businesses.
      In connection with this offering, the company will use a portion of the net proceeds from this offering to acquire controlling interests in:

•	CBS Personnel;

•	Crosman;

•	Advanced Circuits; and

•	Silvue.
      See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information about the calculation of the percentages of equity interest we are acquiring of each initial business.
      In connection with this offering, the company will use a portion of the proceeds of this offering, the separate private placement transactions and our initial borrowing under our third party credit facility to make loans and financing commitments to each of our initial businesses. The following sets forth the amounts we expect to be outstanding at each of our initial businesses in connection with the closing of this offering:

•	an aggregate amount of approximately $66.4 million will be funded to CBS Personnel;

•	an aggregate amount of approximately $43.2 million will be funded to Crosman;

•	an aggregate amount of approximately $47.4 million will be funded to Advanced Circuits; and

•	an aggregate amount of approximately $13.8 million will be funded to Silvue.

      The term loans will be used to repay all of the debt outstanding at each of our initial businesses immediately prior to the offering and to recapitalize each initial business. The revolving loans will be used to provide a source of revolving credit for each of our initial businesses, as necessary. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information regarding the percentage of equity interest we are acquiring of each business and the loans made by the company to each initial business.
      Our loans to our initial businesses will be structured with standard third party terms, security and covenants. We expect these loans to have bullet maturities and substantial sweeps of excess cash flows at those businesses.
Critical Accounting Policies
      The following discussion relates to critical accounting policies for the company, the trust and each of our initial businesses.
      The preparation of our financial statements in conformity with GAAP will require management to adopt accounting policies and make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Upon the completion of the acquisitions contemplated in the offering, we will base our estimates on historical information and experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions and judgments and uncertainties, and potentially could result in materially different results under different conditions. Our critical accounting policies are discussed below. These policies are generally consistent with the accounting policies followed by the businesses we plan to acquire. These critical accounting policies will be reviewed by our independent auditors and the audit committee of the company’s board of directors.
     Supplemental Put Agreement
      In connection with the completion of the offering, the company will enter into a supplemental put agreement with our manager pursuant to which our manager shall have the right to cause the company to purchase the allocation interests then owned by our manager upon termination of the management services agreement with our manager for a price to be determined in accordance with the supplemental put agreement. The company will record the supplemental put agreement at its fair value at each balance sheet date by recording any change in value through the income statement. The fair value of the supplemental put agreement is largely related to the value of the profit allocation that our manager, as holder of allocation interests, will receive. The valuation of the supplemental put agreement requires the use of complex models, which require highly sensitive assumptions and estimates. The impact of over-estimating or under-estimating the value of the supplemental put agreement could have a material effect on future operating results. In addition, the value of the supplemental put agreement will be subject to the volatility of the company’s operations which may result in significant fluctuation in the value assigned to this supplemental put agreement.
     Revenue Recognition
      The company recognizes revenue when it is realized or realizable and earned. The company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. Provisions for customer returns and other allowances based on historical experience are recognized at the time the related sale is recognized.
      In addition, CBS Personnel recognizes revenue for temporary staffing services at the time services are provided by CBS Personnel employees and reports revenue based on gross billings to customers. Revenue from CBS Personnel employee leasing services is recorded at the time services are provided. Such revenue is reported on a net basis (gross billings to clients less worksite employee salaries, wages and payroll-related taxes). The company believes that net revenue accounting for leasing services more closely depicts the transactions with its leasing customers and is consistent with guidelines outlined in Emerging Issue Task Force (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. The effect of using this method of accounting is to report lower revenue than would be otherwise reported.

Business Combinations
      The acquisitions contemplated in the offering and future acquisitions of businesses that we will control will be accounted for under the purchase method of accounting. The amounts assigned to the identifiable assets acquired and liabilities assumed in connection with acquisitions will be based on estimated fair values as of the date of the acquisition, with the remainder, if any, to be recorded as identifiable intangibles or goodwill. The fair values will be determined by our management team, taking into consideration information supplied by the management of the acquired entities and other relevant information. Such information will include valuations supplied by independent appraisal experts for significant business combinations. The valuations will generally be based upon future cash flow projections for the acquired assets, discounted to present value. The determination of fair values requires significant judgment both by our management team and by outside experts engaged to assist in this process. This judgment could result in either a higher or lower value assigned to amortizable or depreciable assets. The impact could result in either higher or lower amortization and depreciation expense.

Goodwill, Intangible Assets and Property and Equipment
      Significant assets that will be acquired in connection with the contemplated acquisitions will include customer relationships, noncompete agreements, trademarks, technology, property and equipment and goodwill.
      Trademarks are considered to be indefinite life intangibles. Goodwill represents the excess of the purchase price over the fair value of the assets acquired. Trademarks and goodwill will not be amortized. However, we will be required to perform impairment reviews at least annually and more frequently in certain circumstances.
      The goodwill impairment test is a two-step process, which will require management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each of our reporting units based on a discounted cash flow model using revenue and profit forecasts and comparing those estimated fair values with the carrying values, which include the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an “implied fair value” of goodwill. The determination of a reporting unit’s “implied fair value” of goodwill requires the allocation of the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the “implied fair value” of goodwill, which will then be compared to its corresponding carrying value. The impairment test for trademarks requires the determination of the fair value of such assets. If the fair value of the trademark is less than its carrying value, an impairment loss will be recognized in an amount equal to the difference. We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and/or intangible assets. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base, and material adverse effects in relationships with significant customers.
      The “implied fair value” of reporting units will be determined by our management and will generally be based upon future cash flow projections for the reporting unit, discounted to present value. We will use outside valuation experts when management considers that it would be appropriate to do so.
      Intangibles subject to amortization, including customer relationships, noncompete agreements and technology are amortized using the straight-line method over the estimated useful lives of the intangible assets, which we will determine based on the consideration of several factors including the period of time the asset is expected to remain in service. We will evaluate the carrying value and remaining useful lives of intangibles subject to amortization whenever indications of impairment are present.
      Property and equipment are initially stated at cost. Depreciation on property and equipment will be computed using the straight-line method over the estimated useful lives of the property and equipment after consideration of historical results and anticipated results based on our current plans. Our estimated useful lives represent the period the asset is expected to remain in service assuming normal routine maintenance. We will review the estimated useful lives assigned to property and equipment when our business experience suggests that they may have changed from our initial assessment. Factors that lead to such a conclusion may include physical observation of asset usage, examination of realized gains and losses on asset disposals and consideration of market trends such as technological obsolescence or change in market demand.
      We will perform impairment reviews of property and equipment, when events or circumstances indicate that the value of the assets may be impaired. Indicators include operating or cash flow losses, significant decreases in market value or changes in the long-lived assets’ physical condition. When indicators of impairment are present, management determines whether the sum of the undiscounted future cash flows estimated to be generated by those assets is less than the carrying amount of those assets. In this circumstance, the impairment charge is determined based upon the amount by which the carrying value of the assets exceeds their fair value. The estimates of both the undiscounted future cash flows and the fair values of assets require the use of complex models, which require numerous highly sensitive assumptions and estimates.

Allowance for Doubtful Accounts
      The company records an allowance for doubtful accounts on an entity-by-entity basis with consideration for historical loss experience, customer payment patterns and current economic trends. The company reviews the adequacy of the allowance for doubtful accounts on a periodic basis and adjusts the balance, if necessary. The determination of the adequacy of the allowance for doubtful accounts requires significant judgment by management. The impact of either over or under estimating the allowance could have a material effect on future operating results.
      The table below summarizes the allowance for doubtful accounts as a percentage of net sales and accounts receivable, respectively.

				Year Ended
	Year Ended December 31, 2005			June 30, 2005

	CBS Personnel	Advanced Circuits(2)	Silvue	Crosman(1)

	($ in thousands)
Net Sales	$543,012	$41,969	$17,093	$70,060
Allowance for doubtful accounts	$2,646	$105	$5	$998
% of Revenue	0.48%	0.25%	0.03%	1.42%
Accounts Receivable	$65,969	$2,952	$2,245	$14,745
Allowance for doubtful accounts	$2,646	$105	$5	$998
% of Accounts Receivable	4.01%	3.56%	0.22%	6.77%

(1)	For presentation of annualized amounts, it was necessary to reflect amounts as of June 30, 2005 due to Crosman having a June 30th fiscal year end.

(2)	Computed as net sales for predecessor combined January 1, 2005 through September 19, 2005 plus consolidated successor September 20, 2005 through December 31, 2005.

Workers’ Compensation Liability
      CBS Personnel self-insures its workers’ compensation exposure for certain employees. CBS Personnel establishes reserves based upon its experience and expectations as to its ultimate liability for those claims using developmental factors based upon historical claim experience. CBS Personnel continually evaluates the potential for change in loss estimates with the support of qualified actuaries. As of December 31, 2005, CBS Personnel had approximately $20.8 million of workers’ compensation liability. The ultimate settlement of this liability could differ materially from the assumptions used to calculate this liability, which could have a material adverse effect on future operating results.

Deferred Tax Assets
      Several of the contemplated acquisitions have deferred tax assets recorded at December 31, 2005 which in total amount to approximately $4.5 million. These deferred tax assets are largely comprised of workers’ compensation liabilities not currently deductible for tax purposes. The temporary differences that have resulted in the recording of these tax assets may be used to offset taxable income in future periods, reducing the amount of taxes we might otherwise be required to pay. Realization of the deferred tax assets is dependent on generating sufficient future taxable income. Based upon the expected future results of operations, the company believes it is more likely than not that the company will generate sufficient future taxable income to realize the benefit of existing temporary differences, although there can be no assurance of this. The impact of not realizing these deferred tax assets would result in an increase in income tax expense for such period when the determination was made that the assets are not realizable.
Recent Accounting Pronouncements
      The following discussion relates to recent accounting pronouncements for the company, the trust and each of our initial businesses.
      In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revised FAS No. 123(R) entitled “Share-Based Payment.” FAS No. 123(R) sets accounting requirements for “share-based” compensation to employees and requires companies to recognize in the income statement the grant-date fair value of the stock options and other equity-based compensation. FAS No. 123(R) is effective in annual periods beginning after June 15, 2005. Crosman adopted FAS No. 123(R) for the quarter ended October 2, 2005. Our other initial businesses will be required to adopt FAS No. 123(R) in the first quarter of 2006. Crosman currently discloses and the businesses that we will own will disclose the effect on net income and earnings per share of the fair value recognition provisions of FAS No. 123, “Accounting for Stock-Based Compensation,” in the notes to the consolidated financial statements. The company is currently evaluating the impact of the adoption of FAS No. 123(R) on its financial position and results of operations, including the valuation methods and support for the assumptions that underlie the valuation of awards, but does not expect that the adoption of FAS No. 123(R) will have a material impact on the financial condition and results of operations of the other initial businesses that we will own.
      In November 2004, the FASB issues FAS No. 151 entitled “Inventory Costs.” This Statement amends the guidance in ARB No. 43, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight handling costs and wasted material (spoilage). The provisions of this Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of FAS No. 151 to have a material impact on the financial condition or results of operations of the businesses that we will own.
      In March 2005, the FASB issued FASB Interpretation No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations.” This Interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The provisions of this Interpretation shall be effective no later than the end of fiscal years ending after December 31, 2005, for calendar-year companies. We are currently evaluating the impact for the contemplated acquisitions of the adoption of FIN 47 on the financial condition, business and results of operation of the businesses that we will own.
      In May 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which establishes retrospective application as the required method for reporting a change in accounting principle, unless impracticable, in the absence of explicit transition requirements specific to the newly adopted accounting principle. The statement provides guidance for determining whether retrospective application of a change in accounting principle is impracticable. The statement also addresses the reporting of a correction of error by restating previously issued financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect adoption of this statement to have a material impact on the financial condition or results of operations of the businesses that we will own.

Revenues
      We do not plan to generate any revenues apart from those generated by our businesses. We may generate interest income on the investment of available funds but expect such earnings to be minimal. Our investment in our initial businesses will typically be in the form of loans from the company to our businesses, as well as equity interests in those companies. Cash flow coming to us will be the result of interest payments on those loans, amortization of those loans and, potentially, dividends on our equity ownership. However, on a GAAP basis, these loans will be consolidated.

Expenses
      Our operating expenses will primarily consist of the salary and related costs and expenses of our Chief Financial Officer and his staff and for the cost of professional services and for other expenses. These other expenses will include the cost of audit fees, directors and officers’ insurance premiums paid and tax preparation services. We estimate that our operating expenses will be approximately $5.0 million during our first full year of operation.
      In addition, pursuant to the management services agreement, the company will pay our manager a quarterly management fee equal to 0.5% (2.0%) of our adjusted net assets, which is defined in the management services agreement. We will accrue for the management fee on a quarterly basis. Based on the pro forma condensed combined financial statements set forth in this prospectus at or for the quarter ended December 31, 2005, the quarterly management fee payable would have been approximately $1.7 million on a pro forma basis. Assuming no change in the quarterly financial information, the annual management fee at or for the year ended December 31, 2005, would have been approximately $6.9 million on a pro forma basis, representing approximately 43.9% of the pro forma net income of the company before the management fee and approximately 78.4% of pro forma net income. Neither the company nor the initial businesses are planning any transactions in the near future that will materially alter the adjusted net assets, which would impact the management fee. See the section entitled “Our Manager — Our Relationship With Our Manager — Our Manager as a Service Provider — Management Fee” for more information about the calculation, an example of such calculation and payment of the management fee and the specific definitions of the terms used in such calculation.

Financial Condition, Liquidity and Capital Resources
      At the closing of this offering, our capital will consist of net proceeds from this offering of approximately $16.1 million in cash and undrawn amounts under our third-party credit facility of approximately $155 million. This amount does not take into account the exercise of the overallotment option.
      We will generate cash from the receipt of interests and principal on the loans to our businesses, as described below, in addition to any dividends received from the businesses. In the future, we may also fund acquisitions through borrowings from banks and issuances of senior securities.
      Our primary use of funds will be for the payment of interest and debt repayment under our third party credit facility, public company expenses including director fees, cash distributions to our shareholders, investments in future acquisitions, payments to our manager pursuant to the management services agreement, potential payment of profit allocations to our manager and potential put price to our manager in respect of the allocation interests it owns. The management fee, expenses, potential profit allocation and potential put price are paid before distributions to shareholders and may be significant and exceed the funds held by the company, which may require the company to dispose of assets or incur debt to fund such expenditures. See the section entitled “Our Manager,” for more information concerning the management fee, the profit allocation and put price.
      We intend to finance our acquisition strategy primarily through a combination of issuing new equity and incurring debt as well as cash generated by operations. We expect all or most of the new debt to be incurred at the company level.

Our Third Party Credit Facility
      In conjunction with this offering, the company intends to enter into a secured third party credit facility with Ableco Financing LLC for an aggregate amount of approximately $225.0 million. This third party credit facility will consist of a $60.0 million revolving line of credit commitment, a $50.0 million term loan and a $115.0 million delayed draw term loan commitment. We will draw the full amount under the $50.0 million term loan at the closing of this offering. We may draw down on the delayed draw term loan at any time, subject to the satisfaction of certain conditions, from the closing of this offering until the third anniversary of such closing. We intend to use this third party credit facility to provide for the working capital needs of the company and the businesses and to pursue acquisitions of additional businesses by the company. All obligations under the third party credit facility will mature five years after the date of the closing of this offering.
      This third party credit facility will bear interest at rates equal to the London Interbank Offer Rate, or LIBOR, plus a spread ranging from 4.25% to 5.50%, depending on the company’s leverage ratio (as defined in the third party credit facility agreement) at the time of borrowing. The interest rate shall increase by 2.0% during any period when an event of default under the third party credit facility has occurred and is continuing. In addition, the company will pay commitment fees equal to 1.5% per annum on the unused portion of the $60.0 million revolving line of credit and a rate ranging between 1.0% and 2.0% on the unused portion of the $115.0 million delayed draw term loan, which rate will adjust downwards as such term loan is drawn. The Company will pay letter of credit override fees at a rate ranging between 1.0% and 1.5% of the aggregate amount of letters of credit outstanding at any business, which rate will adjust downward based on the amount drawn on the revolving line of credit.
      Our third party credit facility will be secured by a first priority lien on all the assets of the company, including, but not limited to, the capital stock of our businesses, loan receivables from the company’s businesses, cash and other assets. Our third party credit facility also requires that the loan agreements between the company and our businesses be secured by a first priority lien on the assets of our businesses subject, in the case of CBS Personnel, to the letters of credit issued by a third party lender on behalf of CBS Personnel.
      We will be subject to certain affirmative and restrictive covenants arising under the third party credit facility, including, among other customary covenants:

•	We will be required to maintain a minimum level of cash flow;

•	We will be required to leverage new businesses we acquire to a minimum specified level at the time of acquisition;

•	We will be required to keep our total debt to cash flow at or below a ratio of 3 to 1; and

•	We will only be permitted to make acquisitions that satisfy certain specified minimum criteria.

      Our breach of any of these covenants will be an event of default under the third party credit facility, among other customary events of default. Upon the occurrence of an event of default, our lender will have the right to accelerate the maturity of any debt outstanding under the third party credit facility, we may be prohibited from making any distributions to our shareholders and we will be subject to additional restrictions, prohibitions and limitations.
      We will have the ability to voluntary prepay up to approximately $50 million of the third party credit facility without penalty. If we voluntarily prepay any amounts in excess of $50 million, we will be required to pay a premium ranging from 4% if the prepayment occurs on or prior to the first anniversary of the closing of the third party credit facility, which premium decreases to 2% after the first anniversary and on or prior to the second anniversary and 1% after the second anniversary and on or prior to third anniversary of this offering. After the third anniversary of the closing of this offering, there will be no prepayment penalty.
      We will be required to repay the term loan upon the occurrence of, and with the proceeds from, the sale of shares in the trust or minority interests in our businesses, as well as upon the occurrence of certain other events. If the term loan has been repaid in full upon the occurrence of such an event, then the proceeds from such event will be used to repay the delayed draw term loan and, then, the revolving line of credit.
      We believe that we will be in compliance with the covenants contained in the third party credit facility at the close of this offering. We do not believe these financial covenants, including the limitation on the total debt the company may have, will materially limit our ability to undertake future financing.
      We will incur approximately $6.1 million in fees and costs for the arranging of the third party credit facility, which will be paid to the lender, another third party that assisted us in obtaining the third party credit facility and for various other costs.
      The Compass Group has provided a deposit of $250,000 for expenses incurred pursuant to the commitment letter entered into in connection with establishing the third party credit facility. We expect the company to reimburse this amount upon the closing of this offering.
Loans to Our Initial Businesses
      At the closing of this offering, we will have the following outstanding loans due from each of our initial business:

•	CBS Personnel — Approximately $66.4 million;

•	Crosman — Approximately $43.2 million;

•	Advanced Circuits — Approximately $47.4 million; and

•	Silvue — Approximately $13.8 million.

      We will receive interest and principal payments from each business as a result of the above loans. Each loan will have a scheduled maturity and each business is able to repay the entire principal prior to maturity.
Dividend and Distribution Policy
      We intend to pursue a policy of making regular distributions on our outstanding shares. Our policy is based on the liquidity and capital of our initial businesses and on our intention to pay out as distributions to our shareholders the majority of cash resulting from the ordinary operation of our businesses, and not to retain significant cash balances in excess of what is prudent for the company or our businesses, or as may be prudent for the consummation of attractive acquisition opportunities. The company’s board of directors intends to set this initial distribution on the basis of the current results of operations of our initial businesses and other resources available to the company, including the third party credit facility, and the desire to provide sustainable levels of distributions to our shareholders.
      We will require approximately $5.3 million to pay the initial distribution and approximately $3.1 million to pay the initial quarterly distribution on the shares outstanding immediately following this offering, assuming the offering closes on or about May 9, 2005 (but before June 30, 2006). Subject to the assumptions and considerations set forth in the pro forma condensed combined financial statements, we believe that if we had completed this offering on January 1, 2005 our estimated pro forma cash flow available for distribution for the year ended December 31, 2005 based on our pro forma condensed combined financial statements for the year ended December 31, 2005, would have been approximately $27.0 million.
      On a quarterly basis, the company is expected to receive cash payments from our initial businesses which will be in the form of interest and debt repayment and inter-company debt amortization or possibly from distributions or dividends from each of the individual businesses. Each of the initial businesses will be required to make quarterly interest and principal payments as a result of the loans to each of the initial businesses. However, the amount of total quarterly payments to be received from each business by the company is dependent on the amount of excess cash each business will have, after taking into consideration its operating and capital needs for both the short and long term and, therefore, may fluctuate from quarter to quarter.

      The company anticipates using such cash received to make debt payments, pay operating expenses, including the management fee, and to make distributions. We may use such cash from our initial businesses or the capital resources of the company, including borrowings under the company’s third party credit facility to pay a distribution. See the section entitled “Material U.S. Federal Income Tax Considerations” for more information about the tax treatment of distributions to our shareholders.
      Our ability to pay distributions may be constrained by our operating expenses, which includes the management fee to be paid to our manager pursuant to the management services agreement. Other constraints on our ability to pay distributions include unknown liabilities, government regulations, financial covenants of the debt of the company, funds needed for acquisitions and to satisfy short- and long-term working capital needs of our businesses, or if our initial businesses do not generate sufficient earnings and cash flow to support the payment of such distributions. In particular, we may incur additional debt in the future to acquire new businesses, which debt will have additional debt commitments, which must be satisfied before we can make distributions. These factors could affect our ability to continue to make distributions, in the initial quarterly per share amounts or at all. In addition, as we will not own 100% of our businesses, any dividends or distributions paid by our businesses and any proceeds from a sale of a business will be shared pro rata with the minority shareholders of our businesses and the amounts paid to minority shareholders will not be available to us for any purpose, including company debt service, payment of operating expenses or distributions to our shareholders.
      As holder of allocation interests in the company, our manager is entitled to a profit allocation. Our manager will not receive a profit allocation on an annual basis but only upon the occurrence of a trigger event. When such an event does occur, we are obligated to pay the profit allocation to our manager prior to making any distributions to our shareholders. Accordingly, the cash flow available for distribution to shareholders will be reduced by the payment of profit allocation to our manager upon the occurrence of a trigger event. See the section entitled “Our Manager — Our Relationship With Our Manager — Our Manager as an Equity Holder — Manager’s Profit Allocation” for more information about the profit allocation.
      In addition, we intend to enter into a supplemental put agreement with our manager pursuant to which our manager shall have the right to cause the company to purchase the allocation interests then owned by our manager upon termination of the management services agreement. The company’s obligations under the supplemental put agreement are absolute and unconditional. In addition, the supplemental put agreement places certain additional obligations on the company upon exercise of our manager’s put right until such time as the company’s obligations under the supplemental put agreement have been satisfied, including limitations on declaring and paying any distributions. See the section entitled “Our Manager — Supplemental Put Agreement” for more information.
Contractual Obligations
      We will engage our manager to manage the day-to-day operations and affairs of the company. Our relationship with our manager will be governed principally by the following two agreements:

•	the management services agreement relating to the management services our manager will perform for us and the businesses we own and the management fee to be paid to our manager in respect thereof; and

•	the company’s LLC agreement setting forth our manager’s rights with respect to the allocation interests it owns, including the right to receive profit allocations from the company.
      In addition, we intend to enter into a supplemental put agreement with our manager pursuant to which our manager shall have the right to cause the company to purchase the allocation interests then owned by our manager upon termination of the management services agreement. We will not record any obligation relating to the supplemental put agreement at the closing of this offering because we estimate the amount paid for our manager’s allocation interest approximates the fair value of the supplemental put agreement. We will recognize any change in the fair value of the supplemental put agreement by recording an increase or decrease in the Company’s liability related to the fair value of the supplemental put agreement through the income statement. The liability will be determined by consideration of any changes in the estimated profit allocation, as well as for any additional value related to the put itself. This liability will represent an estimate of the amounts to ultimately be paid to our manager, whether as a result of the occurrence of the various trigger events or upon the exercise of the supplemental put agreement following the termination of the management services agreement. See the section entitled “Our Manager — Supplemental Put Agreement” for more information about this agreement.
      We also expect that our manager will enter into off-setting management services agreements, transaction services agreements and other agreements, in each case, with some or all of the businesses that we own. In this respect, we expect that The Compass Group will cause its affiliates to assign any outstanding agreements with our initial businesses to our manager in connection with the closing of this offering. See the sections entitled “Management Services Agreement” and “Description of Shares” for information about these and other agreements the company intends to enter into with our manager.
      Concurrently with the closing of this offering, all the employees of The Compass Group will become employees of our manager. Our management team intends to devote a substantial majority of their time to the affairs of our company. However, our manager expects to remain affiliated with CGI after closing of this offering. It is further expected that our manager, our management team and CGI may pursue joint business endeavors.
      The company has agreed to reimburse our manager and its affiliates, within five business days after the closing of this offering, for certain costs and expenses incurred or to be incurred prior to and in connection with the closing of this offering in the aggregate amount of approximately $6.0 million. See the section entitled “Management Services Agreement — Reimbursement of Expenses” for more information about the reimbursement of our manager’s fees and expenses.
CBS Personnel

Overview
      CBS Personnel, a provider of temporary staffing services in the United States, provides a wide range of human resources services, including temporary staffing services, employee leasing services, permanent staffing and temporary-to-permanent placement services. CBS Personnel derives a majority of its revenues from its temporary staffing services, which generated approximately 97.1% and 96.9% of revenues for fiscal years ended December 31, 2005 and 2004, respectively. CBS Personnel serves over 3,500 corporate and small business clients and during an average week places over 21,000 temporary employees in a broad range of industries, including manufacturing, transportation, retail, distribution, warehousing, automotive supply, construction, industrial, healthcare and financial sectors.
      As a result of strong economic conditions, CBS Personnel’s revenues have grown during the past three years as it has experienced increased demand from both existing and new clients. In addition to organic growth, the acquisition of Venturi Staffing Partners, or VSP, in September 2004 contributed significantly to CBS Personnel’s revenue growth. As the salaries of temporary employees represent the largest costs of providing staffing services, the increase in number of temporary workers on hire has resulted in a corresponding increase in CBS Personnel’s costs of services. Based on forecasts of continued economic growth, CBS Personnel’s management believes the demand for temporary staffing services will continue to grow.
      CBS Personnel’s business strategy includes increasing the number of offices in each of its existing markets and expanding organically into contiguous markets where it can benefit from shared management and administrative expenses. CBS Personnel typically enters into new markets through acquisitions. The acquisition of VSP, for example, gave CBS Personnel a presence in numerous new markets in which it did not previously operate. While no specific acquisitions are currently contemplated, CBS Personnel continues to view acquisitions as an attractive means to enter new geographic markets.

Fiscal Year Ended December 31, 2005 as Compared to Fiscal Year Ended December 31, 2004
      The table below summarizes the consolidated statement of operations data for CBS Personnel for the fiscal year ended December 31, 2005 and December 31, 2004.

	Fiscal Year Ended
	December 31,

	2004	2005

	($ in thousands)
Revenues	$315,258	$543,012
Direct cost of revenues	254,987	441,685

Gross profit	60,271	101,327
Staffing expense	31,974	54,249
Selling, general and administrative expenses	17,796	26,723
Amortization expense	1,051	1,902

Income from operations	9,450	18,453
Interest expense	(2,100)	(4,453)
Other income	148	138

Income before provision for income taxes	7,498	14,138
Provision for income taxes	85	5,150

Net income	$7,413	$8,988

Revenues
      Revenues for the year ended December 31, 2005 were approximately $543.0 million as compared to approximately $315.3 million for the year ended December 31, 2004, an increase of approximately $227.8 million or approximately 72.2%. This increase was primarily due to both increased demand from new and existing customers and the acquisition of VSP on September 30, 2004. The acquisition of VSP contributed approximately $209.4 million of the increase in revenues. The increase in revenues attributable to VSP were in large part due to operations in California and Texas, which accounted for approximately $62.6 million and $54.5 million of total revenue growth, respectively. In addition to revenue growth from the VSP acquisition, revenue increased by $18.4 million, due mainly to revenue increases in Ohio. Revenues from clerical and administrative staffing were approximately $210.3 million in the year ended December 31, 2005 as compared to approximately $85.1 million in the year ended December 31, 2004, an increase of approximately $125.2 million or approximately 147.1%.

Direct cost of revenues
      Direct cost of revenues for the year ended December 31, 2005 was approximately $441.7 million as compared to approximately $255.0 million for the year ended December 31, 2004, an increase of $186.7 million or approximately 73.2%. The acquisition of VSP accounted for approximately $170.4 million of the increase. The increase in cost of services was primarily due to an increase in hours worked by CBS Personnel’s temporary personnel. The largest component of cost of services is wages paid to temporary employees. Temporary employees are typically paid on an hourly basis and therefore increases in number of hours billed directly impact cost of services. For the year ended December 31, 2005 temporary employees at CBS Personnel billed a total of 35.6 million hours as compared to 21.9 million hours in 2004, an increase of 13.7 million or 62.3%. As a percentage of revenue, direct cost for the year ended December 31, 2005 was approximately 81.3% as compared to approximately 80.9% for the year ended December 31, 2004. Direct cost of revenues increased as a percentage of revenue, primarily due to increases in workers compensation expenses and from higher unemployment tax rates. These factors were partially offset by increased permanent placement revenue, primarily attributable to the acquisition of VSP.

Staffing expense
      Staffing expense for the year ended December 31, 2005 was approximately $54.2 million as compared to approximately $32.0 million for the year ended December 31, 2004, an increase of approximately $22.3 million or 69.7%. This increase was primarily due to direct costs associated with the acquisition of VSP, which was approximately $21.0 million of the increase. The additional increase in staffing expense was due to additional employees to support the business growth and for merit increases for existing staff.

Selling, general and administrative expenses
      Selling, general and administrative expenses for the year ended December 31, 2005 were approximately $26.7 million as compared to approximately $17.8 million for the year ended December 31, 2004, an increase of approximately $8.9 million or approximately 50.1%. This increase was primarily due to the acquisition of VSP, which was approximately $8.9 million of the increase. Nonrecurring restructuring and integration costs associated with the acquisition totaled approximately $0.8 million and approximately $1.1 million in the years ended December 31, 2005 and 2004, respectively.

Amortization expense
      Amortization expense for the year ended December 31, 2005 was approximately $1.9 million as compared to approximately $1.1 million for the year ended December 31, 2004, an increase of approximately $0.9 million or approximately 81.0%.
      This increase was primarily due to the amortization of intangibles acquired in connection with the acquisition of VSP. As part of the VSP acquisition the company allocated $8.2 million of the purchase price to intangible assets with finite lives. These intangible assets are amortized over a period ranging from 4 to 9 years. The acquisition of VSP resulted in the incurrence of $1.0 million in additional amortization expense over the year ended December 31, 2004.

Income from operations
      Income from operations was approximately $18.5 million for the year ended December 31, 2005 as compared to approximately $9.4 million for the year ended December 31, 2004, an increase of approximately $9.0 million or approximately 95.3%. This increase was primarily due to the acquisition of VSP, which contributed approximately $8.3 million of the increase. The remaining increase was due to organic income growth partially offset by additional overhead costs to support the VSP acquisition.

Interest expense
      Interest expense was approximately $4.5 million for the year ended December 31, 2005 as compared to approximately $2.1 million for the year ended December 31, 2004, an increase of approximately $2.4 million or approximately 112.0%. This increase was primarily due to higher borrowing levels associated with the financing of VSP as approximately $22.0 million of long-term debt was issued in connection with the acquisition.

Provision for income taxes
      The provision for income taxes for the year ended December 31, 2005 was approximately $5.2 million as compared to approximately $0.1 million for the year ended December 31, 2004, an increase of approximately $5.1 million. The provision for income taxes includes a tax benefit in the amount of approximately $2.5 million for the reduction of the deferred tax valuation allowance during the year ended December 31, 2004. The remaining increase is due to higher taxable income at statutory rates.

Net income
      Net income for the year ended December 31, 2005 was approximately $9.0 million as compared to approximately $7.4 million for the year ended December 31, 2004, an increase of approximately

$1.6 million or 21.2%. The increase in net income was principally due to the acquisition of VSP, but was offset by increased interest expense and a higher provision for income taxes.

Fiscal Year Ended December 31, 2004 as Compared to Fiscal Year Ended December 31, 2003
      The table below summarizes the consolidated statement of operations data for CBS Personnel Holdings for the year ending December 31, 2004 and December 31, 2003.

	Fiscal Year Ended
	December 31,

	2003	2004

	($ in thousands)
Revenues	$194,717	$315,258
Direct cost of revenues	155,368	254,987

Gross profit	39,349	60,271
Staffing expense	23,081	31,974
Selling, general and administrative expenses	12,132	17,796
Amortization expense	491	1,051

Income from operations	3,645	9,450
Interest expense	(2,929)	(2,100)
Other income	224	148

Income before provision for income taxes	940	7,498
Provision for income taxes	117	85

Net income	$823	$7,413

Revenues
      Revenues for the year ended December 31, 2004 were approximately $315.3 million as compared to approximately $194.7 million for the year ended December 31, 2003, an increase of approximately $120.5 million or 61.9%. This increase was due to both increased demand from new and existing customers and the acquisition of VSP on September 30, 2004. Revenue from existing operations increased by approximately $50.9 million or 26.1% due largely to increasing demand for staffing services as a result of improvements in economic conditions and increases in U.S. payroll employment during 2004. This growth was most evident in operations in Indiana and South Carolina, which contributed approximately $13.8 million and $11.0 million of the increase, respectively. The acquisition of VSP contributed approximately $70.6 million of the increase driven primarily by revenues in California and Texas. Increases in revenues from clerical and administrative staffing and light industrial staffing accounted for approximately $55.1 million and $47.9 million of the increase in revenue, respectively.

Direct cost of revenues
      Direct cost of revenues for the year ended December 31, 2004 was approximately $255.0 million as compared to approximately $155.4 million for the year ended December 31, 2003, an increase of approximately $99.6 million or approximately 64.1%. The acquisition of VSP accounted for approximately $56.8 million of the increase. This increase was primarily due to an increase in hours worked by CBS temporary personnel. In 2004, temporary employees billed a total of approximately 21.9 million hours as compared to approximately 14.2 million hours in 2003, an increase of approximately 7.8 million hours or 54.9%. As a percentage of revenue, direct cost for the year ended December 31, 2004 was approximately 80.9% as compared to approximately 79.8% for the year ended December 31, 2003. Direct cost of revenues increased as a percentage of revenue, primarily due to increases in workers compensation expenses and from higher unemployment tax rates. These factors were partially offset by increased permanent placement revenue.

Staffing expense
      Staffing expense for the year ended December 31, 2004 was approximately $32.0 million as compared to approximately $23.1 million for the year ended December 31, 2003, an increase of approximately $8.9 million or approximately 38.5%. This increase was primarily due to direct costs associated with the acquisition of VSP, which was approximately $7.2 million of the increase. Staffing expense also increased by approximately $1.1 million due to an increase in variable compensation related to improved results.

Selling, general and administrative expenses
      Selling, general and administrative expenses for the year ended December 31, 2004 were approximately $17.8 million as compared to approximately $12.1 million for the year ended December 31, 2003, an increase of approximately $5.7 million or approximately 46.7%. This increase was primarily due to the acquisition of VSP, which was approximately $3.4 million of the increase. Additional reasons for this increase include nonrecurring integration costs associated with the acquisition of approximately $1.1 million.

Amortization expense
      Amortization expense for the year ended December 31, 2004 was approximately $1.1 million as compared to approximately $0.5 million for the year ended December 31, 2003, an increase of approximately $0.6 million or approximately 114.1%. This increase was primarily due to the amortization of intangibles and fixed assets acquired in connection with the acquisition of VSP. As part of the VSP acquisition the company allocated $8.2 million of the purchase price to intangible assets. These intangible assets are amortized over a period ranging from 4 to 9 years. The acquisition of VSP resulted in the incurrence of $0.3 million in additional amortization expense over the year ended December 31, 2003.

Income from operations
      Income from operations was approximately $9.5 million for the year ended December 31, 2004 as compared to approximately $3.6 million for the year ended December 31, 2003, an increase of approximately $5.8 million or approximately 159.3%. The increase was primarily due to increased demand as a result of improving economic conditions and the acquisition of VSP, which contributed approximately $1.7 million of the increase.

Interest expense
      Interest expense was approximately $2.1 million for the year ended December 31, 2004 as compared to approximately $2.9 million for the year ended December 31, 2003, a decrease of approximately $0.8 million or approximately 27.6%. Interest expense decreased due to a lower effective interest rate associated with a revised credit agreement entered into in 2004. These benefits were offset by higher borrowing levels in the fourth quarter of the year as a result of the VSP acquisition.

Other income
      Other income was approximately $0.1 million for the year ended December 31, 2004 as compared to approximately $0.2 million for the year ended December 31, 2003, a decrease of approximately $76 thousand. This decrease was primarily due to the loss on a sale of a building.

Provision for income taxes
      The provision for income taxes for the year ended December 31, 2004 was approximately $0.1 million as compared to approximately $0.1 million for the year ended December 31, 2003. The provision for income taxes includes a tax benefit in the amount of approximately $2.5 million for the reversal of the deferred tax valuation during fiscal 2004.

Net income
      Net income for the year ended December 31, 2004 was approximately $7.4 million as compared to approximately $0.8 million for the year ended December 31, 2003, an increase of approximately $6.6 million or 800.7%. This increase was principally due to increased demand as a result of improving economic conditions, the acquisition of VSP and a lower level of interest expense.

Liquidity and Capital Resources

Impact of proposed acquisition by the company
      The following discussion reflects CBS Personnel’s liquidity and capital resources prior to the closing of this offering. Upon the closing of this offering, the company will loan CBS Personnel approximately $66.4 million, approximately $33.6 million of which will be used to repay currently outstanding loans from third parties, including a prepayment penalty but excluding the revolving credit facility related to the letters of credits, and approximately $32.8 million representing a capitalization loan. We expect the terms and covenants of the intercompany loans to CBS Personnel to be substantially similar to those currently in place. The proposed transaction, and related intercompany loans, should not significantly impact CBS Personnel’s liquidity and capital resources, exclusive of the capitalization loan.

Sources of and uses for cash
      Historically, CBS Personnel has financed its operations through cash generated by operating activities and third party debt. As highlighted in the Statements of Cash Flows, CBS Personnel’s liquidity and available capital resources are impacted by four key components: cash and equivalents, operating activities, investing activities and financing activities.
      The ability of CBS Personnel to satisfy its obligations will depend on its future performance, which will be subject to prevailing economic, financial, business and other factors, most of which are beyond its control. To the extent future capital requirements exceed cash flows from operating activities, CBS Personnel anticipates that:

•	working capital will be financed by CBS Personnel’s revolving credit facility as discussed below and repaid from subsequent reductions in current assets or from subsequent earnings;

•	capital expenditures will be financed by the use of the revolving credit facility; and

•	third-party long-term debt will be repaid with long-term debt with similar terms.
      CBS Personnel believes that its current cash balances, combined with future cash flows from operations will be sufficient to meet its anticipated cash needs for operations for the next 12 months. CBS Personnel is unaware of any known material trends or uncertainties that may require it to make cash management decisions that will impair its operating capabilities during the next year.

Cash and Equivalents
      Cash and equivalents totaled approximately $1.0 million at December 31, 2005, an increase of approximately $0.5 million from approximately $0.5 million at December 31, 2004. As further described below, during the year ended December 31, 2005, CBS Personnel generated approximately $14.7 million of cash from operating activities, used approximately $1 million of cash in investing activities and approximately $13.2 million in financing activities.

Operating Activities
      For the year ended December 31, 2005, CBS Personnel generated approximately $14.7 million in cash from its operating activities as compared to approximately $6.6 million in the year ended December 31,

2004. The most significant reasons for the change in cash generated from operations for the year ended December 31, 2005, were:

•	An increase in net income of approximately $1.6 million principally due to higher operating income as a result of the acquisition of VSP partially offset by increases in interest expense and taxes.

•	An increase in non-cash charges included in net income of approximately $2.0 million. Significant components of this increase are an increase of approximately $0.9 million in depreciation and amortization primarily due to the amortization of intangibles acquired in connection with the acquisition of VSP, approximately $0.6 million of deferred interest charge in the year ended December 31, 2005, associated with the loan incurred in connection with the acquisition of VSP, and a decrease in deferred taxes of approximately $0.5 million.

•	An increase of approximately $1.6 million in accounts receivable for the year ended December 31, 2005, as compared to an increase of approximately $6.9 million in the year ended December 31, 2004. The greater increase in the year ended December 31, 2004, was primarily related to a large increase in revenue and number of customers served as a result of the VSP acquisition. Accounts receivables totaled approximately $62.8 million at December 31, 2005.

•	An increase of approximately $0.6 million in prepaid expenses and other assets for the year ended December 31, 2005, as compared to an increase of approximately $1.1 million in the year ended December 31, 2004. The greater increase in the year ended December 31, 2004, was primarily related to assets acquired as part of the VSP acquisition.

•	An increase in accounts payable and accrued liabilities of approximately $3.7 million for the year ended December 31, 2005, as compared to a decrease in accounts payable of approximately $1.6 million in the year ended December 31, 2004. The increase in accounts payable is primarily due to CBS Personnel’s purchase of goods and services in the year ended December 31, 2005 at more favorable terms. Accounts payable totaled approximately $8.8 million at December 31, 2005.
As of December 31, 2005, CBS Personnel had working capital of approximately $24.3 million.

Investing Activities
      Cash used in investing activities was approximately $1.0 million in the year ended December 31, 2005, compared to cash used in investing activities of approximately $30.1 million in the year ended December 31, 2004. Cash used in investing activities in the year ended December 31, 2005, was primarily used in purchases of property and equipment and is representative of CBS Personnel’s capital expenditures activities. The significant decrease in cash used in investing activities in the year ended December 31, 2005, as compared to the year ended December 31, 2004, is primarily related to approximately $30.3 million of cash used in the acquisition of VSP in the year ended December 31, 2004.
      Capital spending in fiscal year 2006 is expected to total between approximately $1.3 million and approximately $1.7 million. Future capital requirements for CBS Personnel are expected to be provided by cash flows from operating activities and cash on hand at December 31, 2005. However, a large acquisition of a business could require it to incur additional debt financing, which may not be available on acceptable terms, or at all. No such activities are anticipated at this time.

Financing Activities
      Cash used in financing activities was approximately $13.2 million for the year ended December 31, 2005 as compared to cash provided by financing activities of approximately $24.0 million for the year ended December 31, 2004.
      In connection with the acquisition of VSP in September 2004, CBS Personnel issued long-term debt of approximately $20 million and drew down approximately $11.9 million from its revolving line of credit. Cash used in financing activities in the year ended December 31, 2005, included approximately

$3.8 million for the repayment of long-term debt and approximately $9.5 million for the repayment of CBS Personnel’s revolving credit facility.
      At December 31, 2005, CBS Personnel had a senior credit facility that consisted of a $50.0 million revolving credit facility and a term loan. The revolving credit facility allows for the issuance of letters of credit and expires on June 30, 2009. At December 31, 2005, approximately $6.8 million of borrowings and approximately $18.6 million of letters of credit were outstanding under this facility, leaving availability of approximately $24.6 million at December 31, 2005. The term loan, which matures on June 30, 2008, had a balance outstanding of approximately $5.8 million at December 31, 2005 of which approximately $2.0 million was classified as current.
      At December 31, 2005, CBS Personnel also had other long-term debt outstanding of approximately $20.6 million. This other long-term debt consisted of a $20.0 million term loan that was incurred as part of the acquisition of VSP and bears interest at 12% plus a margin of 2.5% based on defined debt to EBITDA ratios. The margin is payable either quarterly or at maturity at the discretion of the senior lender. As of December 31, 2005, the long-term debt includes deferred interest of approximately $0.6 million. The note is due in full on December 31, 2009 and is subordinate to borrowings under the senior credit facility described above.

Commitments and Contingencies
      CBS Personnel’s principal commitments at December 31, 2005 consisted primarily of its commitments related to the long-term debt and for obligations incurred under operating leases.
      The following table summarizes CBS Personnel’s contractual obligations for the repayment of debt and payment of other contractual obligations as of December 31, 2005.

	Payments Due by Period

		Less than			More than
	Total	1 Year	2-3 Years	4-5 Years	5 Years

	($ in thousands)
Long-term debt	$33,191	$2,037	$3,757	$27,397	$—
Operating lease obligations	13,977	4,709	6,216	2,321	731
Compensation due under employment agreements	408	350	58	—	—

Total contractual cash obligations	$47,576	$7,096	$10,031	$29,718	$731

      On September 30, 2004, CBS Personnel entered into an interest rate swap agreement to manage its exposure to interest rate movements in its variable rate debt. CBS Personnel pays interest at a fixed rate of 3.07% and receives interest from the counter-party at one month LIBOR (4.38% at December 31, 2005). The notional principal amount was $10.4 million at December 31, 2005. The agreement terminates on September 30, 2007. With the repayment of the third party loans upon the close of this transaction, CBS Personnel intends to terminate the interest rate swap agreement with no expected adverse effect.
      CBS Personnel currently has a management services agreement in place with an affiliate of CGI pursuant to which it makes quarterly payments of approximately $250 thousand. CBS Personnel’s quarterly management fee is derived from its total gross revenues for that quarter. Upon the closing of this offering, the management services agreement will be assigned to our manager. See the section entitled “Certain Relationships and Related Party Transactions” for more information.
      CBS Personnel believes that, for the foreseeable future, it will have sufficient cash resources to meet the commitments described above and for current anticipated working capital and capital expenditure requirements. CBS Personnel’s future liquidity and capital requirements will depend upon numerous factors, including retention of customers at current volume and revenue levels, ability to repay long-term debt at acceptable terms and competing technological and market developments.

Quantitative and Qualitative Disclosures about Market Risk
      CBS Personnel is exposed to interest rate risk primarily through its senior credit facilities since these instruments all bear interest at variable interest rates. At December 31, 2005, CBS Personnel had outstanding borrowings under these debt instruments that totaled approximately $12.6 million. This exposure is minimal as most of this debt is hedged to minimize exposure to interest rate movements on CBS Personnel’s variable rate debt.
      CBS Personnel also selectively uses derivative financial instruments to manage its exposure to interest rate movements on its variable rate debt. See the section entitled “— Commitments and Contingencies” for a description of the interest rate swap agreement.
Crosman

Overview
      Crosman is a manufacturer and distributor of recreational airgun products and related accessories. To a lesser extent, Crosman also designs, markets and distributes paintball products and related accessories through GFP. Crosman’s products are sold through approximately 500 retailers in over 6,000 retail locations in the United States and 44 other countries. The United States market, however, continues to be Crosman’s primary market, accounting for approximately 87% of net sales for the fiscal year ended June 30, 2005.
      The recreational airgun market continues to experience slow but steady growth. Crosman’s net sales, however, have increased at a faster pace over the past three fiscal years, largely due to its introduction of new products to market. For example, since the introduction of its soft air airguns in May 2002, sales for this product have grown steadily and are now a significant component of Crosman’s sales, representing approximately 34% of net sales for the quarter ended October 2, 2005. Net sales of new products introduced since 2001 represent 48% of net revenues for fiscal year ended June 30, 2005. Crosman’s management believes that its proven capability to successfully introduce new products into the market will allow Crosman to continue to experience growth in its net sales exceeding that of its industry.
      The sporting goods industry is experiencing a consolidation of certain sporting goods retailers worldwide, which has made access to distribution channels very important. Due to its established and long-term relationship with its retailers, Crosman management does not anticipate such consolidation to impact its net sales significantly. Crosman will continue to take steps to cement its relationships with its retailers including engaging in marketing and sales initiatives to assist its retailers’ sales. Approximately 86% of Crosman’s net sales are to retailers.
      Crosman’s business is seasonal in nature, with sales, operating income and net income peaking in the second quarter from holiday sales as reflected by the table below.

	Q1	Q2	Q3	Q4

	($ in thousands)
2005
Net sales	$15,511	$22,723	$12,897	$18,929
Operating Income	$1,533	$4,527	$820	$1,151
Net Income	$347	$2,002	$(471)	$(1,389)
2004
Net sales	$13,315	$20,056	$13,112	$17,143
Operating Income	$1,766	$4,803	$1,059	$2,438
Net Income	$1,036	$3,145	$(1,311)	$1,078
2003
Net sales	$13,397	$16,048	$9,201	$14,687
Operating Income	$1,312	$3,473	$324	$1,961
Net Income	$502	$1,602	$58	$1,232

      Crosman operates on a 4-4-5 method whereby the first eleven months of the fiscal year close on a Sunday. Eight of Crosman’s fiscal months have four weeks; three of the months have five weeks. July generally has less than four weeks to ensure the month ends on a Sunday, and June generally has more than four weeks as the fiscal year always ends on June 30, regardless of the day of the week. The quarter ended October 2, 2005 contained one extra week as compared to the quarter ended September 26, 2004. However, Crosman’s management does not believe the extra week to be material for comparison purposes.
      On February 10, 2004, Crosman was acquired by a subsidiary of CGI. To facilitate comparisons, the results of Crosman and the predecessor company for fiscal year ended June 30, 2004 were combined as applicable. During fiscal year ended June 30, 2005, Crosman considered a public offering in the Canadian Income Trust market that was ultimately not completed.

Results of Operations

Six Months Ended January 1, 2006 Compared to Six Months Ended December 26, 2004
      The table below summarizes the consolidated statement of operations data for Crosman for the six months ended January 1, 2006 and the six months ended December 26, 2004.

	(Unaudited)
	Six Months Ended

	December 26,	January 1,
	2004	2006

	($ in thousands)
Net sales	$38,234	$45,223
Cost of sales	26,471	32,916

Gross profit	11,763	12,307
Selling, general and administrative expenses	5,393	4,896
Amortization expense	310	367

Operating income	6,060	7,044
Interest expense	2,236	2,695
Foregone offering costs	161	—
Equity in losses of joint venture	132	24
Other income	(225)	(217)

Income before provision for income taxes	3,756	4,542
Provision for income taxes	1,407	1,721

Net income	$2,349	$2,821

Net sales
      Net sales for the six months ended January 1, 2006 was approximately $45.2 million as compared to approximately $38.2 million for the six months ended December 26, 2004, an increase of approximately $7.0 million or 18.3%. This increase was primarily due to the growth in revenues from Soft Air products which increased by approximately $6.4 million over the prior period and by increased airgun sales of approximately $0.6 million. Crosman began selling its Soft Air products in May 2002 and by leveraging its customer relationships, distribution and brand name, Crosman was able to take advantage of growth in the overall soft air market. Net sales of consumables, accessories and other products for the six months ended January 1, 2006 decreased by approximately $0.6 million as compared to the six months ended December 26, 2004.

Cost of sales
      Cost of sales for the six months ended January 1, 2006 was approximately $32.9 million as compared to approximately $26.5 million for the six months ended December 26, 2004, an increase of approximately $6.4 million or 24.3%. This increase was primarily due to the increase in net sales. Gross profit margin decreased by approximately 3.5% from 30.7% to 27.2% primarily due to a shift in revenue mix. The revenue mix was impacted by Soft Air products sales, which have a lower overall margin than Crosman’s manufactured products, as Soft Air products made up a larger percentage of sales in the current period than in the comparable prior period.

Selling, general and administrative expenses
      Selling, general and administrative expenses for the six months ended January 1, 2006 were approximately $4.9 million as compared to approximately $5.4 million for the six months ended December 26, 2004, a decrease of approximately $0.5 million or 9.2%. Selling, general and administrative expenses decreased due to the settlement of a product liability case for $0.5 million in the six months ended December 26, 2004.
      As a percentage of revenue, selling, general and administrative expenses decreased to approximately 10.8% in the first half of fiscal 2006 from approximately 14.1% in the first half of fiscal 2006. The primary reasons for the decrease in the costs as a percentage of revenues are the $0.5 million product liability settlement in the first half of fiscal year 2005 and Crosman’s operating leverage allowing it to increase revenue without significantly increasing selling, general and administrative costs other than for increased commission expense.

Amortization expense
      Amortization expense for the six months ended January 1, 2006 was approximately $0.4 million as compared to approximately $0.3 million for the six months ended December 26, 2004, an increase of approximately $57 thousand or 18.4%. This increase was primarily due to additional amortization related to fees paid in connection with the refinancing of Crosman’s debt in August 2005.

Operating income
      Operating income for the six months ended January 1, 2006 was approximately $7.0 million as compared to approximately $6.0 million for the six months ended December 26, 2004, an increase of approximately $1.0 million or 16.2%. This increase was primarily due to increased revenues from Soft Air products as described above.

Interest expense
      Interest expense for the six months ended January 1, 2006 was approximately $2.7 million as compared to approximately $2.2 million for the six months ended December 26, 2004, an increase of approximately $0.5 million or 20.5%. This increase was primarily due to increases in the interest rates charged to Crosman on its variable rate debt.

Equity in losses of joint venture
      Equity in losses of joint venture for the six months ended January 1, 2006 was a loss of approximately $24 thousand as compared to a loss of approximately $132 thousand for the six months ended December 26, 2004, a decreased loss of approximately $108 thousand or 81.8%. The lower losses were primarily due to increased sales at GFP with slightly lower operating costs.

Other income
      Other income for the six months ended January 1, 2006 was approximately $0.2 million, approximately the same as the $0.2 million for the comparable period in fiscal year 2005.

Provision for income taxes
      Provision for income taxes for the six months ended January 1, 2006 was approximately $1.7 million as compared to approximately $1.4 million for the six months ended December 26, 2004, an increase of approximately $0.3 million or 22.3%. This increase was primarily due to the higher pre-tax income for the six months ended January 1, 2006. The effective tax rate increased from approximately 37.5% in the first six months of fiscal 2005 to the rate of approximately 37.9% in the first half of fiscal year 2006 due primarily to significant investment tax credits earned in the first half of fiscal 2005 associated with investments in machinery and equipment.

Net income
      Net income for the six months ended January 1, 2006 was approximately $2.8 million as compared to approximately $2.3 million for the six months ended December 26, 2004, an increase of approximately $0.5 million or 20.1%. This increase was primarily due the increase in operating income partially offset by higher interest expense and provision for income taxes.

Fiscal Year Ended June 30, 2005 Compared to Fiscal Year Ended June 30, 2004
      The table below summarizes the consolidated statement of operations data for Crosman for the fiscal years ending June 30, 2005 and June 30, 2004.

	Fiscal Year Ended
	June 30,

	2004(1)	2005

	($ in thousands)
Net sales	$63,626	$70,060
Cost of sales	43,719	50,874

Gross profit	19,907	19,186
Selling, general and administrative expenses	9,513	10,526
Amortization expense	328	629

Operating income	10,066	8,031
Interest expense	1,990	4,638
Equity in (income) loss of joint venture	(56)	241
Recapitalization and foregone offering costs	2,497	3,022
Other (income)	(600)	(471)

Income before provision for income taxes	6,235	601
Provision for income taxes	2,287	112

Net income	$3,948	$489

(1)	The results of the predecessor and successor companies were combined to facilitate this comparison for fiscal year ended June 30, 2004.

Net sales
      Net sales for the fiscal year ended June 30, 2005 was approximately $70.1 million as compared to approximately $63.6 million for the year ended June 30, 2004, an increase of approximately $6.4 million or 10.1%. This increase was primarily due to an increase in revenue from Soft Air products which increased by approximately $9.8 million over the prior period. This increase was partially offset by a reduction in revenue from airgun rifle and pistol products of approximately $3.1 million due primarily to a change in promotional strategies at some of Crosman’s key accounts.

Cost of sales
      Cost of sales for the fiscal year ended June 30, 2005 was approximately $50.9 million as compared to approximately $43.7 million for the fiscal year ended June 30, 2004, an increase of approximately $7.2 million or 16.4%. This increase was primarily due to the increase in net sales and from increased raw material costs. Gross profit margin decreased by approximately 3.9% to approximately 27.4% in fiscal 2005 from approximately 31.3% in fiscal 2004 as a result of revenue mix and a liquidation of certain inventories at lower than standard margins. The revenue mix was impacted by Soft Air products sales, which have a lower overall margin than Crosman’s manufactured products, as Soft Air products made up a larger percentage of sales in the current period than in the comparable prior year.

Selling, general and administrative expenses
      Selling, general and administrative expenses for the fiscal year ended June 30, 2005 were approximately $10.5 million as compared to approximately $9.5 million for the year ended June 30, 2004, an increase of approximately $1.0 million or 10.6%. This increase was primarily due to increased royalties paid on new product sales, additional commissions paid due to the increase in net sales and from increased sales and marketing personnel required to support Crosman’s growth.

Amortization expense
      Amortization expense for the fiscal year ended June 30, 2005 was approximately $0.6 million as compared to approximately $0.3 million for the year ended June 30, 2004, an increase of approximately $0.3 million or 91.8%. This increase was primarily due to a full year of amortization of the intangibles acquired in February 2004.

Operating income
      Operating income was approximately $8.0 million for the fiscal year ended June 30, 2005 as compared to approximately $10.1 million for the fiscal year ended June 30, 2004, a decrease of approximately $2.0 million or 20.2%. This decrease was primarily due to the lower gross profit and increased selling, general and administrative and amortization expenses as described above.

Interest expense
      Interest expense was approximately $4.6 million for the fiscal year ended June 30, 2005 as compared to approximately $2.0 million for the fiscal year ended June 30, 2004 an increase of approximately $2.6 million or 133.1%. This increase was primarily due to increased debt levels associated with Crosman’s acquisition by a subsidiary of CGI.

Equity in (income) loss of joint venture
      Equity in (income) loss of joint venture for the year ended June 30, 2005 was a loss of approximately $0.2 million as compared to income of approximately $0.1 million for the year ended June 30, 2004, a decrease of approximately $0.3 million or 530.4%. The increased loss was primarily due to decreased sales at GFP as sales were negatively impacted by higher inventories at customer locations resulting from curtailed purchases.

Recapitalization and foregone offering costs
      Recapitalization and foregone offering costs was approximately $3.0 million for the fiscal year ended June 30, 2005 as compared to approximately $2.5 million for the fiscal year ended June 30, 2004, an increase of approximately $0.5 million or 21.0%. These expenses were driven in the fiscal year ended June 30, 2005 by Crosman’s contemplated equity offering and in fiscal 2004 by the recapitalization associated with the acquisition by a subsidiary of CGI.

Other (income)
      Other income was approximately $0.5 million for the fiscal year ended June 30, 2005 as compared to approximately $0.6 million for the fiscal year ended June 30, 2004, a decrease of approximately $0.1 million or 21.5%. This decrease was primarily due to lower billings to GFP associated with decreased sales at GFP as described above.

Provision for income taxes
      Provision for income taxes was approximately $0.1 million for the fiscal year ended June 30, 2005 as compared to approximately $2.3 million for the year ended June 30, 2004, a decrease of approximately $2.2 million or 95.1%. This decrease was primarily due to the lower pre-tax income for the fiscal year ended June 30, 2005. The effective tax rate in fiscal 2005 was approximately 18.6% due primarily to significant investment tax credits earned during the year.

Net income
      Net income for the fiscal year ended June 30, 2005 was approximately $0.5 million as compared to approximately $3.9 million for fiscal year ended June 30, 2004, a decrease of approximately $3.4 million or 87.6%. This decrease was primarily due to the decrease in operating income combined with increased interest expense and increased other expenses, partially offset by the lower provision for income taxes.

Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30, 2003
      The table below summarizes the consolidated statement of operations data for Crosman for the fiscal years ending June 30, 2004 and June 30, 2003.

	Fiscal Year Ended
	June 30,

	2003	2004(1)

	($ in thousands)
Net sales	$53,333	$63,626
Cost of sales	37,382	43,719

Gross profit	15,951	19,907
Selling, general and administrative expenses	8,749	9,513
Amortization expense	132	328

Operating income	7,070	10,066
Interest expense	1,978	1,990
Equity in (income) of joint venture	(158)	(56)
Recapitalization and foregone offering costs	—	2,497
Other (income)	(266)	(600)

Income before provision for income taxes	5,516	6,235
Provision for income taxes	2,122	2,287

Net income	$3,394	$3,948

(1)	The results of the predecessor and successor companies were combined to facilitate this comparison for fiscal year ended June 30, 2004.

Net sales
      Net sales for the fiscal year ended June 30, 2004 was approximately $63.6 million as compared to approximately $53.3 million for the year ended June 30, 2003, an increase of approximately $10.3 million or 19.3%. This increase was primarily due to the growth in net sales from Soft Air products of approximately $4.7 million and from increased sales of Soft Air airgun rifles and pistols of approximately $3.3 million primarily resulting from new product placement at many of Crosman’s larger customer accounts. Sales of consumables increased by approximately $2.0 million as a result of the corresponding increase in the sales of Soft Air and airgun products.

Cost of sales
      Cost of sales for the fiscal year ended June 30, 2004 was approximately $43.7 million as compared to approximately $37.4 million for the fiscal year ended June 30, 2003, an increase of approximately $6.3 million or 17.0%. This increase was primarily due to the increase in net sales. Gross profit margins increased by approximately 1.4% to approximately 31.3% in fiscal 2004 from approximately 29.9% in fiscal 2003 as a result of product mix and by increased operating leverage partially offset by increased steel costs due to higher worldwide steel prices.

Selling, general and administrative expenses
      Selling, general and administrative expenses for the fiscal year ended June 30, 2004 were approximately $9.5 million as compared to approximately $8.7 million for the year ended June 30, 2003, an increase of approximately $0.8 million or 8.7%. This increase was primarily due to increased royalty payments on new product sales, additional sales commissions as a result of increased sales levels and increased executive compensation expense as a result of Crosman’s improved performance. As a percentage of revenues, selling general and administrative expenses decreased to approximately 15.0% in fiscal 2004 from approximately 16.4% in fiscal 2003. Crosman’s operating leverage allowed it to incur the increased costs described above without increases in its costs as a percentage of revenues.

Amortization expense
      Amortization expense for the fiscal year ended June 30, 2004 was approximately $0.3 million as compared to approximately $0.1 million for the year ended June 30, 2003, an increase of approximately $0.2 million or 148.5%. This increase was primarily due to the amortization of the intangibles acquired in February 2004.

Operating income
      Operating income was approximately $10.1 million for the fiscal year ended June 30, 2004 as compared to approximately $7.1 million for the fiscal year ended June 30, 2003, an increase of approximately $3.0 million or 42.4%. This increase was largely due to increased net sales levels and reduced operating cost as a percentage of net sales.

Interest expense
      Interest expense was approximately $2.0 million for the fiscal year ended June 30, 2004 as compared to approximately $2.0 million for the fiscal year ended June 30, 2003, an increase of approximately $12 thousand or 0.6%. Interest expense in fiscal 2004 includes a write-off of approximately $0.6 million for the unamortized original issue discount resulting from the recapitalization in 2004. Interest expense otherwise decreased as higher rate subordinated debt comprised a greater percentage of total debt in fiscal year ended June 30, 2003 than it did in fiscal year ended June 30, 2004.

Equity in (income) of joint venture
      Equity in income of joint venture for the year ended June 30, 2004 was approximately $0.1 million as compared to approximately $0.2 million for the year ended June 30, 2003, a decrease of approximately $0.1 million. Despite increased sales at GFP in fiscal year ended June 30, 2004, GFP’s net income decreased due to higher operating costs.

Recapitalization and foregone offering costs
      Recapitalization and foregone offering costs was approximately $2.5 million for the fiscal year ended June 30, 2004. These expenses were driven in fiscal year 2004 by the recapitalization associated with the acquisition by a subsidiary of CGI.

Other (income)
      Other income was approximately $0.6 million for the fiscal year ended June 30, 2004 as compared to income of approximately $0.3 million for the fiscal year ended June 30, 2003 an increase of approximately $0.3 million or 125.6%. This increase was primarily due to higher billings to GFP associated with increased sales at GFP as described above.

Provision for income taxes
      Provision for income taxes for the fiscal year ended June 30, 2004 was approximately $2.3 million as compared to approximately $2.1 million for the year ended June 30, 2003, an increase of approximately $0.2 million or 7.8%. This increase was primarily due to the higher pre-tax income for fiscal year ended June 30, 2004. The effective rate in 2004 decreased to approximately 36.7% from approximately 38.5% primarily as a result of more investment tax credits generated in 2004 than in 2003.

Net income
      Net income for the fiscal year ended June 30, 2004 was approximately $3.9 million as compared to approximately $3.4 million for the fiscal year ended June 30, 2003, an increase of approximately $0.6 million or 16.3%. This increase was primarily due to the increase in operating income as described above partially offset by increased recapitalization expense and higher income taxes.

Liquidity and Capital Resources

Impact of proposed acquisition by the company
      The following discussion reflects Crosman’s liquidity and capital resources prior to the closing of this offering. Upon the closing of this offering, the company will loan to Crosman approximately $43.2 million, the proceeds of which will be used to repay currently outstanding loans from third parties. We expect the terms and covenants of this loan to Crosman to be substantially similar to those currently in place. The proposed transaction and loan should not significantly impact Crosman’s liquidity and capital resources.

Sources of and uses for cash
      Historically, Crosman has financed its operations through cash generated by operating activities and third party debt. As highlighted in the Statements of Cash Flows, Crosman’s liquidity and available capital resources are impacted by four key components: cash and equivalents, operating activities, investing activities and financing activities.
      The ability of Crosman to satisfy its obligations will depend on its future performance, which will be subject to prevailing economic, financial, business and other factors, most of which are beyond its control. To the extent future capital requirements exceed cash flows from operating activities, Crosman anticipates that:

•	working capital will be financed by Crosman’s revolving credit facility as discussed below and repaid from subsequent reductions in current assets or from future earnings;

•	capital expenditures will be financed from the revolving credit facility; and

•	long-term debt will be repaid with long-term debt with similar terms.
      Crosman believes that its current cash balances, combined with future cash flows from operations will be sufficient to meet its anticipated cash needs for operations for the next 12 months. Crosman is unaware of any known material trends or uncertainties that may require it to make cash management decisions that will impair its operating capabilities during the next year.

Six Months Ended January 1, 2006 Compared to Six Months Ended December 26, 2004

Cash and Equivalents
      Cash and equivalents totaled approximately $0.6 million at January 1, 2006, an increase of approximately $0.3 million from cash and equivalents of approximately $0.5 million at December 26, 2004. As further described below, during the six months ended January 1, 2006, Crosman generated approximately $0.6 million of cash from operating activities and used approximately $0.7 million of cash in investing activities while financing activities provided approximately $53 thousand in cash.

Operating Activities
      For the six months ended January 1, 2006, Crosman generated approximately $0.6 million in cash from its operating activities as compared approximately $6.1 million used for the six months ended December 26, 2004. The most significant reasons for the change in cash generated from operations for the six months ended January 1, 2006 were:

•	An increase in net income of approximately $0.5 million principally due to increased sales of Soft Air products.

•	An increase in inventory of approximately $1.3 million for the six months ended January 1, 2006 as compared to an increase of approximately $6.2 million for the six months ended December 26, 2004. The current year increase in inventory is consistent with the increase in sales. The prior year increase in inventory resulted from purchasing certain products to support Crosman’s sales growth objectives. The inventory growth in the first half of the fiscal year 2005 was offset by a reduction of approximately $4.9 million in the second half of the year.

•	An increase in accounts payable and accrued expenses of approximately $2.6 million for the six months ended January 1, 2006 as compared to an increase of approximately $1.9 million for the six months ended December 26, 2004. Accounts payable and accrued expenses provided more cash in the first half of fiscal year 2006 than fiscal year 2005 due primarily to a large bonus that was paid in the first half of fiscal year 2005 that was accrued for at June 30, 2004. There was no such bonus paid for fiscal year 2005 in the first half of fiscal year 2006. Accounts payable and accrued expenses totaled $9.2 million at the end of the six months ended January 1, 2006.
      The impact of changes in operating assets and liabilities may change in further periods, depending on the timing of each period end in relation to items such as internal payroll and billing cycles, payments from customers, payments to vendors and interest payments. The seasonal nature of Crosman’s sales requires significantly higher working capital investments from September through January than the average working capital requirements of Crosman. Consequently, interim results for Crosman are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years. The effects of seasonality could have a material adverse impact on Crosman’s financial condition and results of operations.
      As of January 1, 2006, Crosman had a working capital of approximately $21.9 million.

Investing Activities
      Cash used in investing activities was approximately $0.7 million in the six months ended January 1, 2006, compared to cash used in investing activities of approximately $0.9 million in the six months ended December 26, 2004. Cash used in investing activities in the six months ended January 1, 2006, was primarily used in capital expenditures and is consistent with the six months ended December 26, 2004.
      Capital spending for fiscal year 2006 is expected to total between approximately $1.7 million and approximately $2.0 million, including amounts spent thus far. Future capital requirements for Crosman are expected to be provided by cash flows from operating activities and cash on hand. However, a large acquisition of a business could require it to incur additional debt financing, which may not be available on acceptable terms, or at all. No such activities are anticipated at this time.

Financing Activities
      Cash provided by financing activities was approximately $53 thousand for the six months ended January 1, 2006 as compared to cash provided by financing activities of approximately $7.3 million for the six months ended December 26, 2004.
      In connection with refinancing its senior credit facility on August 4, 2005, Crosman paid in full the then outstanding balance of approximately $23.7 million under the then outstanding term loan and received approximately $26 million under the current outstanding term loan. The net proceeds from the above were used to pay transaction expenses of the failed offering and to reduce the borrowings under Crosman’s revolving credit facility.
      At January 1, 2006, Crosman had a $20.0 million revolving credit facility. The revolving credit facility expires in December 2008. At January 1, 2006, approximately $11.3 million of borrowings was outstanding under the revolving credit facility.
      At January 1, 2006, Crosman had approximately $39.1 million of long-term debt outstanding of which approximately $4.1 million was classified as current. The entire amount of this debt was incurred as part of the acquisition by a subsidiary of CGI. Approximately $25.1 million of the long-term debt is a senior term loan and bears interest based on LIBOR and is due in various installments through December 2008. Crosman intends to fund the repayment of the current maturity of approximately $4.1 million with proceeds generated from operations. $14.0 million of long-term debt outstanding was also incurred as part of the acquisition by a subsidiary of CGI and is due to a 14% stockholder of Crosman. This long-term debt is a senior subordinated note that bears interest at 16.5%, of which 12% is payable currently and 4.5% is deferred until February, 2009. The principal is due on February 10, 2010.

Fiscal Year Ended June 30, 2005 Compared to Fiscal Year Ended June 30, 2004

Operating Activities
      For the year ended June 30, 2005, Crosman generated approximately $3.1 million in cash from its operating activities as compared to approximately $8.6 million used for year ended June 30, 2004. The most significant reasons for the change in cash generated from operations for the year ended June 30, 2005 were:

•	A decrease in net income of approximately $3.5 million due principally to lower gross margin on sales and higher interest expense associated with the acquisition of Crosman by a subsidiary of CGI.

•	An increase in inventory of approximately $1.4 million for the year ended June 30, 2005 as compared to an increase of approximately $2.9 million for the year ended June 30, 2004. Inventory increased at a lower rate in fiscal year 2005 because the sales increase for the year ended June 30, 2005 was less than the increase for the year ended June 30, 2004.

•	A decrease in accounts payable and accrued expenses of approximately $1.0 million for the year ended June 30, 2005 as compared to an increase of approximately $3.9 million for the year ended June 30, 2004. The change in accounts payable and accrued expenses is primarily due to two items. First, bonuses accrued at June 30, 2004 were paid in fiscal year 2005. There was only a de minimus bonus accrual at June 30, 2005. Second, accounts payable and accrued expenses declined due to the timing of Crosman’s payments to its suppliers. As described above, in 2005 Crosman purchased a significant portion of its inventory requirements for the second half of its fiscal year during the first half of its fiscal year. Therefore, a greater percentage of the inventory on hand had already been paid for on June 30, 2005 than on June 30, 2004.

Investing Activities
      Cash used in investing activities was approximately $2.0 million in the year ended June 30, 2005, compared to cash used in investing activities of approximately $67.0 million in the year ended June 30,

2004. The primary use of cash in investing activities in the year ended June 30, 2004 was the approximate $64.7 million acquisition of Crosman by a subsidiary of CGI. The only use of cash for investing activities in fiscal year 2005 was for capital expenditures.

Financing Activities
      Cash used in financing activities was approximately $0.5 million for the year ended June 30, 2005 as compared to cash provided by financing activities of approximately $58.8 million for the year ended June 30, 2004. In fiscal year 2005, Crosman incurred approximately $1.3 million in cash expenses in connection with a foregone public offering in the Canadian Income Trust market. Debt increased approximately $0.8 million during the year. For the year ended June 30, 2004, the cash provided by financing activities was used to fund the acquisition of Crosman by a subsidiary of CGI, including additional debt of $41.0 million, an equity investment of approximately $21.1 million. Approximately $1.3 million of the above was used to pay the associated expenses.
      In connection with acquisition of Crosman by a subsidiary of CGI, Crosman paid all of its outstanding debt at the time and incurred new debt of $41 million. $27 million of the new debt was in the form of a senior term loan due in various installments through December 2008 that bears interest based on LIBOR. $14.0 million of the new debt is in the form of a senior subordinated note that bears interest at 16.5%, of which 12% is payable currently and 4.5% is deferred until February, 2009. The principal is due on February 10, 2010. At June 30, 2005, approximately $23.9 million and $14.0 million were outstanding on the senior term loan and senior subordinated loan, respectively.
      At June 30, 2005, Crosman had an $18.0 million revolving credit facility. The revolving credit facility expires in December 2008. At June 30, 2005, approximately $10.4 million of borrowings was outstanding under the revolving credit facility.

Commitments and Contingencies
      Crosman’s principal commitments at January 1, 2006 consisted primarily of its commitments related to the long-term debt incurred as part of the acquisition and for obligations incurred under operating leases. Crosman is contingently liable for additional purchase price consideration for fiscal 2006 if certain milestones are achieved. These milestones were not achieved in fiscal 2005 and have not been included in the following table.
      The following table summarizes Crosman’s contractual obligations as of January 1, 2006.

	Payments Due by Period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	($ in thousands)
Long-term debt	$39,133	$4,100	$21,033	$14,000	$—
Revolving line of credit	11,239	—	11,239	—	—
Deferred interest	1,243	—	—	1,243	—
Capital lease obligations	171	64	82	25	—
Operating lease obligations	608	221	366	21	—

Total contractual cash obligations	$52,394	$4,385	$32,720	$15,289	$—

      Excluding the purchase price consideration described above, Crosman did not have any off-balance sheet arrangements at January 1, 2006. This is due to the expectation that all of Crosman’s long-term debt will be repaid as part of the contemplated transaction. However, Crosman has used and would investigate using interest rate swap agreements to manage its exposure to interest rate movements on its variable rate debt if the proposed transaction did not occur.
      Crosman currently has a management services agreement in place with an affiliate of CGI pursuant to which it makes quarterly payments to such affiliate of approximately $145 thousand. This fee is fixed and not based on Crosman’s results of operations. Upon the closing of this offering, the management services agreement will be assigned to our manager. See the section entitled “Certain Relationships and Related Party Transactions” for more information.
      Crosman believes that, for the foreseeable future, it will have sufficient cash resources to meet the commitments described above and for current anticipated working capital and capital expenditure requirements. Crosman’s future liquidity and capital requirements will depend upon numerous factors, including retention of customers at current volume and revenue levels, ability to repay long-term debt at acceptable terms and competing technological and market developments.

Quantitative and Qualitative Discussion about Market Risk
      Crosman is exposed to interest rate risk primarily through its revolving and term loan credit facilities since these instruments all bear interest based off of variable interest rates. At January 1, 2006, Crosman had approximately $36.5 million outstanding under these facilities. In the event that interest rates associated with these instruments were to increase by 100 basis points, the impact on future cash flows would be a decrease of approximately $0.4 million annually.
Advanced Circuits

Overview
      Advanced Circuits is a provider of prototype, quick-turn and volume production PCBs to customers throughout the United States. Collectively, prototype and quick-turn PCBs represent 66.0% of Advanced Circuits’ gross revenues. Prototype and quick-turn PCBs typically command higher margins than volume production given that customers require high levels of responsiveness, technical support and timely delivery with respect to prototype and quick-turn PCBs and are willing to pay a premium for them. In the fiscal year ended December 31, 2005, an order requiring production in one day commanded an average price of over three times that of a similar order placed with four weeks lead time. Advanced Circuits is able to meet its customers’ demands by manufacturing custom PCBs in as little as 24 hours, while maintaining an approximately 98.0% error-free production rate and real-time customer service and product tracking 24 hours per day.
      While global demand for PCBs has remained strong in recent years, industry wide domestic production has declined by approximately 60% since 2000. In contrast, Advanced Circuits’ revenues have increased steadily as its customers’ prototype and quick-turn PCB requirements, such as small quantity orders and rapid turnaround, are less able to be met by low cost volume manufacturers in Asia and elsewhere. Advanced Circuits’ management anticipates that demand for its prototype and quick-turn printed circuit boards will remain strong.
      Over the past three years, Advanced Circuits has continued to improve its internal production efficiencies and enhance its service capabilities, resulting in increased profit margins. Additionally, Advanced Circuits has benefited from increased production capacity as a result of a facility expansion that was completed in 2003.
      Advanced Circuits does not depend or expect to depend upon any customer or group of customers, with no single customer accounting for more than 2% of its net sales. Each month, Advanced Circuits receives orders from over 4,000 customers and adds approximately 200 new customers.
      In September 2005, a subsidiary of CGI acquired Advanced Circuits, Inc. along with R.J.C.S. LLC, an entity previously established solely to hold Advanced Circuits’ real estate and equipment assets. Immediately following the acquisitions, R.J.C.S. LLC was merged into Advanced Circuits, Inc. The results for the year ended December 31, 2005, the year ended December 31, 2004, and for the year ended December 31, 2003 reflect the combined results of the two businesses. The following section discusses the historical financial performance of the combined entities.

Results of Operations

Fiscal Year Ended December 31, 2005 Compared to Fiscal Year Ended December 31, 2004
      The table below summarizes the combined statement of operations for Advanced Circuits for the fiscal year ending December 31, 2005 and December 31, 2004.

	Fiscal Year Ended
	December 31,

	2004	2005(1)

	($ in thousands)
Net sales	$36,642	$41,969
Cost of sales	17,867	18,102

Gross profit	18,775	23,867
Selling, general and administrative expenses	6,564	8,283
Amortization of Intangibles	—	717

Income from operations	12,211	14,867
Interest expense	(242)	(1,491)
Interest income	42	233
Other income	82	—

Income before provision for income taxes	12,093	13,609
Provision for income taxes	—	1,001

Net income	$12,093	$12,608

(1)	The results of the predecessor and successor companies were combined to facilitate this comparison for fiscal year ended December 31, 2005.

Net sales
      Net sales for the year ended December, 31 2005 was approximately $42.0 million as compared to approximately $36.6 million for the year ended December 31, 2004, an increase of approximately $5.3 million or 14.5%. The increase in net sales was largely due to increased sales in quick-turn production PCBs, which increased by approximately $3.1 million, and the addition of new customers due to increased marketing efforts. Quick-turn production PCBs represented approximately 32.0% of gross sales for the year ended December 31, 2005 as compared to approximately 29.6% for the fiscal year ended December 31, 2004.

Cost of sales
      Cost of sales for the year ended December 31, 2005 was approximately $18.1 million as compared to approximately $17.9 million for the year ended December 31, 2004, an increase of approximately $0.2 million or 1.3%. The increase in cost of sales was largely due to the increase in production volume.
      Gross profit margin increased by approximately 5.6% to approximately 56.9% for the year ended December 31, 2005 as compared to approximately 51.2% for the year ended December 31, 2004. The increase is due to increased capacity utilization at Advanced Circuits’ Aurora facility and a shift in its sales mix to the higher margin prototype and quickturn PCBs, which typically requires delivery within 10 days of order. These benefits were partially offset by increased costs of laminates, Advanced Circuits’ primary raw material.

Selling, general and administrative expenses
      Selling, general and administrative expenses for the year ended December 31, 2005 were approximately $8.2 million as compared to approximately $6.6 million for the year ended December 31, 2004, an increase of approximately $1.7 million or 26.2%. Approximately $0.6 million of the increase was due to deferred compensation payments provided to Advanced Circuits’ management associated with CGI’s acquisition of Advanced Circuits and improved financial performance. Additionally, approximately $0.2 million of the increase was due to increased advertising expenditures with the remainder due to increased compensation and other professional fee increases due to the larger size of operations.

Amortization of intangible
      Amortization of intangibles for the year ended December 31, 2005 was approximately $0.7 million and was due to the amortization of intangibles acquired as a result of the acquisition on September 20, 2005.

Income from operations
      Income from operations was approximately $14.9 million for the year ended December 31, 2005 as compared to approximately $12.2 million for the year ended December 31, 2004, an increase of approximately $2.7 million or 21.8%. The increase in income from operations was principally due to the increase in quick-turn production PCB sales which is one of the high margin products of Advanced Circuits’ business.

Interest expense
      Interest expense was approximately $1.5 million for the year ended December 31, 2005 as compared to approximately $0.2 million for the year ended December 31, 2004, an increase of approximately $1.3 million or 516%. This increase was primarily due to interest expense incurred as a result of the financing for the acquisition of Advanced Circuits. The acquisition resulted in the issuance of approximately $50.5 million of long-term debt which was only outstanding since September 20, 2005.

Interest income
      Interest income was approximately $0.2 million for the year ended December 31, 2005 as compared to approximately $42 thousand for the year ended December 31, 2004, an increase of approximately $0.2 million or 454%. Interest income increased primarily due to higher interest rates.

Provision for income taxes
      Provision for income taxes for the year ended December 31, 2005 was approximately $1.0 million as compared to no provision for the year ended December 31, 2004. The increase in provision for income taxes was due to Advanced Circuits conversion to a C-corporation on September 20, 2005 as part of the acquisition by a subsidiary of CGI.

Net income
      Net income for the year ended December 31, 2005 was approximately $12.6 million as compared to approximately $12.1 million for the year ended December 31, 2004, an increase of approximately $0.5 million or 4.3%. This was primarily a result of increased sales in prototype and quick-turn PCBs and new customers and was partially offset by increased selling, general and administrative expenses, interest expense and provision for income taxes.

Fiscal Year Ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003
      The table below summarizes the combined statement of operations data for Advanced Circuits for the years ending December 31, 2004 and December 31, 2003.

	Fiscal Year Ended
	December 31,

	2003	2004

	($ in thousands)
Net sales	$27,796	$36,642
Cost of sales	14,568	17,867

Gross profit	13,228	18,775
Selling, general and administrative expenses	5,521	6,564

Income from operations	7,707	12,211
Interest expense	(204)	(242)
Interest income	16	42
Other income	15	82

Net income	$7,534	$12,093

Net sales
      Net sales for the year ended December 31, 2004 was approximately $36.6 million as compared to approximately $27.8 million for the year ended December 31, 2003, an increase of approximately $8.8 million or 31.8%. Advanced Circuits’ sales in 2004 grew in each of its products and services as it was able to fully utilize the additional production capacity provided by its 2003 plant expansion. Revenue growth was most evident in sales of quick-turn production PCBs which accounted for approximately 29.6% of revenue in the year ended December 31, 2004 as compared to approximately 27.7% of revenue in the year ended December 31, 2003. In addition, long lead production increased to 19.0% of sales in the year ended December 31, 2004 as compared to 17.0% in the year ended December 31, 2003 as Advanced Circuits added EMS customers who value this type of product. Also contributing to revenue growth in 2004 was an increase in the average layer count of PCBs produced, which resulted in higher revenue per panel.

Cost of sales
      Cost of sales for the year ended December 31, 2004 was approximately $17.9 million as compared to approximately $14.6 million for the year ended December 31, 2003, an increase of approximately $3.3 million or 22.6%. This increase was due to greater production volume due to increased capacity resulting from the 2003 plant expansion.
      Gross profit margin increased by approximately 3.6% to approximately 51.2% for the year ended December 31, 2004 as compared to approximately 47.6% for the year ended December 31, 2003. The increase is due to higher sales and production volume while costs did not increase proportionately due to Advanced Circuits’ ability to leverage its fixed production costs. Gross profit margin also was favorably impacted by improved margins associated with volume production external partners.

Selling, general and administrative expenses
      Selling, general and administrative expenses for the year ended December 31, 2004 were approximately $6.6 million as compared to approximately $5.5 million for the year ended December 31, 2003, an increase of approximately $1.0 million or 18.9%. Selling, general and administrative expenses increased by approximately $0.7 million due to higher management compensation, mainly in the form of bonuses, associated with performance improvements in 2004.

Income from operations
      Income from operations was approximately $12.2 million for the year ended December 31, 2004 as compared to approximately $7.7 million for the year ended December 31, 2003, an increase of approximately $4.5 million or 58.4%. This increase was largely due to increased levels of sales and improved margins associated with volume production external partners.

Interest expense
      Interest expense was approximately $0.2 million for the year ended December 31, 2004 as compared to approximately $0.2 million for the year ended December 31, 2003, an increase of approximately $38 thousand.

Interest income
      Interest income was approximately $42 thousand for the year ended December 31, 2004 as compared to approximately $16 thousand for the year ended December 31, 2003, an increase of approximately $26 thousand or 162.5%. This increase was primarily due to an increase in average levels of cash held on Advanced Circuits’ balance sheet.

Net income
      Net income for the year ended December 31, 2004 was approximately $12.1 million as compared to approximately $7.5 million, an increase of approximately $4.6 million or 60.5%. Net income improved primarily due to growth in sales as Advanced Circuits increased production capacity at its Aurora, Colorado-based facility.

Liquidity and Capital Resources

Impact of proposed acquisition by the company
      The following discussion reflects Advanced Circuits’ liquidity and capital resources prior to the closing of this offering. Upon the closing of this offering, the company will loan to Advanced Circuits approximately $47.4 million, the proceeds of which will be used to repay currently outstanding loans from third parties. We expect the terms and covenants of this loan to Advanced Circuits to be substantially similar to those currently in place. The proposed transaction and loan should not significantly impact Advanced Circuits’ liquidity and capital resources.

Sources of and uses for cash
      Historically, Advanced Circuits has financed its operations through cash generated by operating activities and third party debt. As highlighted in the Statements of Cash Flows, Advanced Circuits’ liquidity and available capital resources are impacted by four key components: cash and equivalents, operating activities, investing activities and financing activities.
      The ability of Advanced Circuits to satisfy its obligations will depend on its future performance, which will be subject to prevailing economic, financial business and other factors, most of which are beyond its control. To the extent future capital requirements exceed cash flows from operating activities, Advanced Circuits anticipates that:

•	working capital will be financed by Advanced Circuits’ line of credit facility as discussed below and repaid from subsequent reductions in current assets or from subsequent earnings;

•	capital expenditures will be financed from the line of credit facility; and

•	long-term debt will be repaid with long-term debt with similar terms.
      Advanced Circuits believes that its current cash balances, combined with future cash flows from operations will be sufficient to meet its anticipated cash needs for operations for the next 12 months.

Advanced Circuits is unaware of any known material trends or uncertainties that may require it to make cash management decisions that will impair its operating capabilities during the next year.

Cash and Equivalents
      Cash and equivalents totaled approximately $1.6 million at December 31, 2005, a decrease of approximately $5.0 million from cash and equivalents of approximately $6.6 million at December 31, 2004. As further described below, during the year ended December 31, 2005, Advanced Circuits generated approximately $14.7 million of cash from operating activities and used approximately $75.2 million of cash in investing activities while financing activities provided approximately $55.7 million of cash.

Operating Activities
      For the year ended December 31, 2005, Advanced Circuits generated approximately $14.7 million in cash from its operating activities as compared to approximately $12.7 million in the year ended December 31, 2004. The most significant reasons for the change in cash generated from operations for the year ended December 31, 2005 were:

•	An increase in net income of approximately $0.5 million principally due to increased sales in prototype and quick-turn PCBs partially offset by higher operating expenses, greater interest expense and increased tax expenses.

•	An increase in non-cash charges included in net income of approximately $1.0 million. This increase was comprised primarily of an increase of approximately $0.7 million in amortization expense related to the amortization of intangibles acquired in connection with the acquisition of Advanced Circuits in September 2005, an increase of approximately $0.1 million in deferred tax benefit and an increase of approximately $0.1 million in compensation cost for options granted to management.

•	An increase of approximately $0.3 million in accounts receivable for the year ended December 31, 2005, as compared to an increase of approximately $0.7 million in the year ended December 31, 2004. The larger increase in the year ended December 31, 2004, was primarily related to greater sales growth in the year ended December 31, 2004, as compared to the year ended December 31, 2005. Accounts receivables totaled approximately $2.8 million at December 31, 2005.

•	A decrease of approximately $0.4 million in accounts payable for the year ended December 31, 2005, as compared to an increase in accounts payable of approximately $0.2 million for the year ended December 31, 2004. The decrease in accounts payable is primarily due to slightly stricter payment terms received from vendors in the year ended December 31, 2005. Accounts payable totaled $0.8 million at December 31, 2005.

•	An increase of approximately $0.9 million in income taxes payable for the year ended December 31, 2005. The increase in income tax is primarily due to Advanced Circuits’ conversion to a C-corporation on September 20, 2005, as part of the acquisition.
      The impact of changes in operating assets and liabilities may change in further periods, depending on the timing of each period end in relation to items such as internal payroll and billing cycles, payments from customers, payments to vendors and interest payments.
      As of December 31, 2005, Advanced Circuits had a negative working capital of approximately $2.3 million.

Investing Activities
      Cash used in investing activities was approximately $75.2 million in the year ended December 31, 2005, compared to cash used in investing activities of approximately $1.3 million in the year ended December 31, 2004. Cash used in investing activities in the year ended December 31, 2005, was primarily related to the acquisition of Advanced Circuits by a subsidiary of CGI in September 2005. Simultaneous with the acquisition of Advanced Circuits, the Aurora, Colorado facility was sold to an independent third party and leased back by Advanced Circuits as part of a sale-leaseback transaction. Advanced Circuits received approximately $5.0 million of proceeds from the sale. The lease of the building is being accounted for as an operating lease.
      Capital spending for fiscal year 2006 is expected to total between approximately $0.8 million and approximately $1.2 million. Future capital requirements for Advanced Circuits are expected to be provided by cash flows from operating activities and cash on hand. However, a large acquisition of a business could require it to incur additional debt financing, which may not be available on acceptable terms, or at all. No such activities are anticipated at this time.

Financing Activities
      Cash provided by financing activities was approximately $55.7 million for the year ended December 31, 2005, as compared to cash used in financing activities of approximately $8.8 million for the year ended December 31, 2004.
      In connection with the acquisition of Advanced Circuits, approximately $50.5 million in term loans were issued and approximately $25.0 million in cash was used. These sources were offset by a distribution of approximately $17.0 million to a former shareholder.
      At December 31, 2005, Advanced Circuits had an approximately $4.0 million revolving line of credit. The line of credit facility expires in September 2010. At December 31, 2005 there were no borrowings outstanding under the line of credit.
      At December 31, 2005, Advanced Circuits had approximately $49.6 million of long-term debt outstanding of which approximately $3.9 million was classified as current. This entire amount was incurred as part of the acquisition of Advanced Circuits and bears interest based on LIBOR or a base rate and is due in various installments through March 2012. Advanced Circuits intends to fund the repayment of the current maturity of approximately $3.9 million with proceeds generated from operations.

Commitments and Contingencies
      Advanced Circuits’ principal commitments at December 31, 2005 consisted primarily of its commitments related to the long-term debt incurred as part of the acquisition and for obligations incurred under operating leases.
      The following table summarizes Advanced Circuits’ contractual obligations as of December 31, 2005.

	Payments Due by Period

		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years

	($ in thousands)
Long-term debt	$49,563	$3,875	$9,563	$12,750	$23,375
Operating lease obligations	7,101	482	965	965	4,689

Total contractual cash obligations	$56,664	$4,357	$10,528	$13,715	$28,064

      Advanced Circuits currently has a management services agreement in place with an affiliate of CGI pursuant to which it makes quarterly payments of $125 thousand. This fee is fixed and not based on Advanced Circuits’ results of operations. Upon the closing of this offering, the management services agreement will be assigned to our manager. See the section entitled “Certain Relationships and Related Party Transactions” for more information.
      Advanced Circuits did not have any off-balance sheet arrangements at December 31, 2005. This is due to the expectation that all of Advanced Circuits’ debt will be repaid as part of the contemplated transaction. However, Advanced Circuits would investigate using interest rate swap agreements to manage its exposure to interest rate movements on its variable rate debt if the proposed transaction did not occur.

      Advanced Circuits believes that, for the foreseeable future, it will have sufficient cash resources to meet the commitments described above and for current anticipated working capital and capital expenditure requirements. Advanced Circuits’ future liquidity and capital requirements will depend upon numerous factors, including retention of customers at current volume and revenue levels, ability to repay long-term debt at acceptable terms and competing technological and market developments.

Quantitative and Qualitative Discussion about Market Risk
      Advanced Circuits is exposed to interest rate risk primarily through its revolving and long-term loan facilities since these instruments all pay interest based off of variable interest rates. At December 31, 2005, Advanced Circuits had approximately $49.6 million outstanding under these facilities. In the event that interest rates associated with these instruments were to increase by 100 basis points, the impact on future cash flows would be a decrease of approximately $0.5 million annually.
Silvue

Overview
      Silvue is a developer and producer of proprietary, high performance liquid coating systems used in the high-end eyewear, aerospace, automotive and industrial markets. Silvue’s coating systems, which impart properties such as abrasion resistance, improved durability, chemical resistance, ultraviolet, or UV protection, can be applied to a wide variety of materials, including plastics, such as polycarbonate and acrylic, glass, metals and other surfaces.
      Silvue’s management believes that the hardcoatings industry will experience significant growth as the use of existing materials requiring hardcoatings continues to grow, new materials requiring hardcoatings are developed and new uses of hardcoatings are discovered. Silvue’s management expects additional growth in the industry as manufacturers continue to outsource the development and application of hardcoatings used on their products.
      To respond to increasing demand for coating systems, Silvue is focused on growth through the development of new products providing either greater functionality or better value to its customers. Silvue currently owns nine patents relating to its coatings portfolio and continues to invest in the research and development of additional proprietary products. Further, driven by input from customers and the changing demands of the marketplace, Silvue actively endeavors to identify new applications for its existing products.
      On August 31, 2004, Silvue was formed by CGI and management to acquire SDC Technologies, Inc. and on September 2, 2004, it acquired 100% of the outstanding stock of SDC Technologies, Inc. Following this acquisition, on April 1, 2005, SDC Technologies, Inc. purchased the remaining 50% it did not previously own of Nippon Arc Co. LTD (“Nippon ARC”), which was formerly operated as a joint venture with Nippon Sheet Glass Co., LTD., for approximately $3.6 million.
      The results for the fiscal year ended December 31, 2005, the fiscal year ended December 31, 2004 and the fiscal year ended December 31, 2003 reflect the results of Silvue Technologies and its predecessor company, SDC Technologies. Results prior to April 1, 2005 reflect income from the Nippon ARC joint venture under the equity method of accounting. Results subsequent to April 1, 2005 fully incorporate all operations of Nippon ARC. To facilitate comparisons, the results of Silvue and the predecessor company were combined as applicable. In November 2005, Silvue’s management made the strategic decision to halt operations at its application facility in Henderson, Nevada. The operations included substantially all of Silvue’s application services business, which has historically applied Silvue’s coating systems and other coating systems to customer’s products and materials. Silvues’ results have been presented to exclude these discontinued operations.

Results of Operations

Fiscal Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
      The table below summarizes the consolidated statement of operations for Silvue for the fiscal year ended December 31, 2005 and for the fiscal year ended December 31, 2004.

	Fiscal Year Ended
	December 31,

	2004(1)	2005

	($ in thousands)
Net sales	$12,137	$17,093
Cost of sales	1,707	3,816

Gross profit	10,430	13,277
Selling, general and administrative expenses	6,325	7,491
Research and development costs	1,085	1,072
Amortization of intangibles	208	709

Operating income	2,812	4,005
Other income (expense):
Interest income	6	—
Other income	41	20
Equity in net income of joint venture	269	70
Interest expense	(372)	(1,439)

Total other expense	(56)	(1,349)

Income from continuing operations before provision for income taxes	2,756	2,656
Provision for income taxes	(1,207)	(1,257)

Income from continuing operations	1,549	1,399
Income (loss) from discontinued operations	(166)	132

Net income	$1,383	$1,531

(1)	The results of the predecessor and successor companies were combined to facilitate this comparison for fiscal year ended December 31, 2004.

Net sales
      Net sales for the year ended December 31, 2005 was approximately $17.1 million as compared to approximately $12.1 million for the year ended December 31, 2004, an increase of approximately $5.0 million or 40.8%. This increase was primarily due to the acquisition of Nippon ARC of approximately $4.4 million, growth within Silvue’s core ophthalmic business and expansion in sales of Silvue’s coating systems of approximately $0.3 million to manufacturers of aluminum wheels.

Cost of sales
      Cost of sales for the year ended December 31, 2005 was approximately $3.8 million as compared to approximately $1.7 million for the year ended December 31, 2004, an increase of approximately $2.1 million or 123.5%. This increase was primarily due to cost of sales associated with the acquisition of Nippon ARC of approximately $2.2 million. As a percentage of sales, cost of sales increased over the comparable prior period primarily due to the acquisition of Nippon ARC, whose margins have historically been lower than those realized in the United States or Europe.

Selling, general and administrative expense
      Selling, general and administrative expenses for the year ended December 31, 2005 were approximately $7.5 million as compared to approximately $6.3 million for the year ended December 31, 2005, an increase of approximately $1.2 million or 18.4%. The increase in selling, general and administrative expenses was primarily due to the inclusion of Nippon ARC, which had selling and general administrative expenses of $1.5 million.

Research and development costs
      Research and development costs for the year ended December 31, 2005 were approximately $1.1 million as compared to approximately $1.1 million for the year ended December 31, 2004, a decrease of approximately $13 thousand or 1.2%. Included in research and development costs for 2004 is a write-off of in-process research and development costs of approximately $0.5 million related to the acquisition of Silvue. Were this cost excluded, research and development costs would have increased by approximately $0.5 million in the year ended December 31, 2005 due to increased development efforts for new coating applications.

Amortization of intangibles
      Amortization of intangibles for the year ended December 31, 2005 was approximately $0.7 million as compared to approximately $0.2 million for the year ended December 31, 2004, an increase of approximately $0.5 million or 241%. The increase in amortization of intangibles was primarily due to a full year of amortization on the intangible assets established with the acquisition in September 2004 and for the amortization of intangibles associated with the Nippon ARC acquisition in April 2005.

Operating income
      Income from operations was approximately $4.0 million for the year ended December 31, 2005 as compared to approximately $2.8 million for the year ended December 31, 2004, an increase of approximately $1.2 million or 42.4%. This increase was primarily due to the acquisition of Nippon ARC which accounted for approximately $0.7 million, additional operating income from the growth in revenues from existing ophthalmic customers and from customers focused on manufacturing aluminum wheels.

Equity in net income of joint venture
      Equity in net income of joint venture was approximately $0.1 million for the year ended December 31, 2005 as compared to approximately $0.3 million for the year ended December 31, 2004, a decrease of approximately $0.2 million. This decrease was primarily due to Silvue’s acquisition of the stake it did not previously own in its Japanese operations and a resulting change in accounting.

Interest expense
      Interest expense was approximately $1.4 million for the year ended December 31, 2005 as compared to approximately $0.4 million for the year ended December 31, 2004, an increase of approximately $1.1 million. This increase was primarily due to the acquisition of Silvue and the resulting recapitalization. The recapitalization resulted in the issuance of approximately $12.8 million of floating rate debt. Interest expense also increased by approximately $0.3 million due to the acquisition of Nippon ARC.

Provision for income taxes
      The provision for income taxes for the year ended December 31, 2005 was approximately $1.3 million as compared to approximately $1.2 million for the year ended December 31, 2004, an increase of approximately $50 thousand or 4.1% as pre-tax income remained relatively flat compared to the prior year.

Income from continuing operations
      Income from continuing operations for the year ended December 31, 2005 was approximately $1.4 million as compared to approximately $1.5 million for the year ended December 31, 2004, a decrease of approximately $0.1 million. The change was primarily due to the increase in operating income offset by the increase in interest expense.

Fiscal Year Ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003
      The table below summarizes the consolidated statement of operations for Silvue Technologies for the fiscal years ended December 31, 2004 and December 31, 2003.

	Fiscal Year Ended
	December 31,

	2003	2004(1)

	($ in thousands)
Net sales	$10,446	$12,137
Cost of sales	1,555	1,707

Gross profit	8,891	10,430
Selling, general and administrative expenses	5,276	6,325
Research and development costs	549	1,085
Amortization of intangibles	—	208

Operating income	3,065	2,812
Other income (expense):
Interest income	8	6
Other income	—	41
Equity in net income of joint venture	377	269
Interest expense	(31)	(372)

Total other (expense) income	354	(56)

Income before provision for income taxes	3,419	2,756
Provision for income taxes	(1,062)	(1,207)

Income from continuing operations	2,357	1,549
Loss from discontinued operations	(843)	(166)

Net income	$1,514	$1,383

(1)	The results of the predecessor and successor companies were combined to facilitate this comparison for fiscal year ended December 31, 2004.

Net sales
      Net sales for the year ended December 31, 2004 was approximately $12.1 million as compared to approximately $10.4 million for the year ended December 31, 2003, an increase of approximately $1.7 million or 16.2%. This increase was primarily due to increased coating sales to existing customers including approximately $0.4 million in increased sales to a European manufacturer of sunglasses and approximately $0.3 million in increased sales to manufacturers of aluminum wheels.

Cost of sales
      Cost of sales for the year ended December 31, 2004 was approximately $1.7 million as compared to approximately $1.6 million for the year ended December 31, 2003, an increase of approximately $0.1 million or 9.8%. This increase was primarily due to the growth in net sales. As a percentage of sales, cost of sales was 14.1% for the year ended December 31, 2004 as compared to 14.9% for the year ended December 31, 2003.

Selling, general and administrative expenses
      Selling, general and administrative expenses for the year ended December 31, 2004 were approximately $6.3 million as compared to approximately $5.3 million for the year ended December 31, 2003, an increase of approximately $1.0 million or 19.9%. This increase was primarily due to increases in payroll and related personnel costs as Silvue added new personnel to keep pace with the growth in revenues and due to higher commissions on the increase in net sales.

Research and development costs
      Research and development costs for the year ended December 31, 2004 were approximately $1.1 million as compared to approximately $0.5 million for the year ended December 31, 2003, an increase of approximately $0.5 million or 97.5%. This increase was primarily due to a write-off of in process research and development costs of $0.5 million related to the acquisition of Silvue.

Operating income
      Income from operations was approximately $2.8 million for the year ended December 31, 2004 as compared to approximately $3.1 million for the year ended December 31, 2003, a decrease of approximately $0.3 million or 8.3%. This decrease was primarily due to increases in operating expenses mentioned above partially offset by increased gross profit.

Equity in net income of joint venture
      Equity in net income of joint venture was approximately $0.3 million for the year ended December 31, 2004 as compared to approximately $0.4 million for the year ended December 31, 2003, a decrease of approximately $0.1 million or 28.6% primarily due to lower sales at the Japanese joint venture due to the loss of certain customers in Japan and Korea.

Interest expense
      Interest expense was approximately $0.4 million for the year ended December 31, 2004 as compared to approximately $31 thousand for the year ended December 31, 2003, an increase of approximately $0.3 million. This increase was primarily due to the acquisition of Silvue and the resulting recapitalization. The recapitalization resulted in the issuance of approximately $12.8 million of floating rate debt that was outstanding for about a third of fiscal 2004.

Provision for income taxes
      The provision for income taxes for the year ended December 31, 2004 was approximately $1.2 million as compared to approximately $1.1 million for the year ended December 31, 2003, an increase of approximately $0.1 million or 13.7%. This increase was primarily due to higher foreign taxes.

Income from continuing operations
      Income from continuing operations for the year ended December 31, 2004 was approximately $1.5 million as compared to approximately $2.4 million for the year ended December 31, 2003, a decrease of approximately $0.8 million or 34.3%. This decrease was primarily due to the increase in operating expenses as mentioned above, higher interest expense and higher income tax expense partially offset by an increase in gross profit.

Loss from discontinued operations
      Loss from discontinued operations for the year ended December 31, 2004, was approximately $0.2 million as compared to a loss of approximately $0.8 million for the year ended December 31, 2003, a decrease of approximately $0.7 million or 80.3%. This decreased loss was primarily due to increased revenues in discontinued operations as several large application customers were added. Despite this increased revenue growth, discontinued operations remained unprofitable due to significant fixed costs and relatively low profit margins associated with the applications business.

Liquidity and Capital Resources

Impact of proposed acquisition by the company
      The following discussion reflects Silvue’s liquidity and capital resources prior to the closing of this offering. Upon the closing of this offering, the company will loan to Silvue approximately $13.8 million, the proceeds of which will be used by Silvue to repay currently outstanding loans from third parties. We expect the terms and covenants of this loan to Silvue to be substantially similar to those currently in place. The proposed transaction and loan should not significantly impact Silvue’s liquidity and capital resources.

Sources of and uses for cash
      Historically, Silvue has financed its operations through cash generated by operating activities and third party debt. As highlighted in the Statements of Cash Flows, Silvue’s liquidity and available capital resources are impacted by four key components: cash and equivalents, operating activities, investing activities and financing activities.
      The ability of Silvue to satisfy its obligations will depend on its future performance, which will be subject to prevailing economic, financial, business and other factors, most of which are beyond its control. To the extent future capital requirements exceed cash flows from operating activities, Silvue anticipates that:

•	working capital will be financed by Silvue’s line of credit facility as discussed below and repaid from subsequent reductions in current assets or from subsequent earnings;

•	capital expenditures will be financed by the use of the equipment line of credit as described below or from the line of credit facility; and

•	long-term debt will be repaid with long-term debt with similar terms.
      Silvue believes that its current cash balances, combined with future cash flows from operations will be sufficient to meet its anticipated cash needs for operations for the next 12 months. Silvue is unaware of any known material trends or uncertainties that may require it to make cash management decisions that will impair its operating capabilities during the next year.

Cash and Equivalents
      Cash and equivalents totalled approximately $1.5 million at December 31, 2005, an increase of approximately $0.5 million from cash and equivalents of approximately $1.0 million at December 31, 2004. As further described below, during the year ended December 31, 2005, Silvue generated approximately $2.3 million of cash from operating activities and approximately $24 thousand of cash from investing activities and used approximately $1.7 million of cash in financing activities.

Operating Activities
      For the year ended December 31, 2005, Silvue generated approximately $2.3 million in cash from its operating activities as compared to approximately $2.2 million for the year ended December 31, 2004. Although there was not a significant difference in the amount of cash generated from operating activities from years ended December 31, 2005 and 2004, there were significant fluctuations within the components of operating activities including:

•	An increase in net income of approximately $0.1 million principally due to the acquisition of Nippon ARC.

•	An increase in non-cash charges included in net income of approximately $0.2 million. Depreciation and amortization increased in the year ended December 31, 2005, by approximately $0.6 million primarily due to the amortization of intangibles acquired in connection with the Nippon ARC acquisition and due to a full year of amortization in 2005 for the acquisition of the company. This increase in depreciation and amortization expense in year ended December 31, 2005, was offset by a charge of approximately $0.5 million in in-process research and development expenses in the year ended December 31, 2004, related to the acquisition of Silvue. This amount was expensed as of the date of acquisition since the IPR&D had no alternative use. No such charge was included for the year ended December 31, 2005.

•	A decrease in accounts receivable of approximately $32 thousand for year ended December 31, 2005, as compared to an increase of approximately $1.0 million in the year ended December 31, 2004. The larger increase in year ended December 31, 2004, was primarily related to the timing of cash receipts. Accounts receivables totaled approximately $2.2 million at December 31, 2005.

•	A decrease of approximately $0.4 million in accounts payable for the year ended December 31, 2005, as compared to an increase in accounts payable of approximately $0.1 million for the year ended December 31, 2004. The decrease in accounts payable is primarily due to the timing of cash payments. Accounts payable totaled $0.5 million at December 31, 2005.

•	A decrease of approximately $0.1 million in income taxes payable for the year ended December 31, 2005, as compared to an increase of $0.9 million for the year ended December 31, 2004, as income tax expense remained relatively flat as opposed to the significant increase in 2004 over 2003 income tax expense.
      The impact of changes in operating assets and liabilities may change in further periods, depending on the timing of each period end in relation to items such as internal payroll and billing cycles, payments from customers, payments to vendors and interest payments.
      As of December 31, 2005, Silvue had a working capital of approximately $1.1 million, excluding current assets and liabilities of discontinued operations and current maturities of long-term debt.

Investing Activities
      Cash provided by investing activities was approximately $24 thousand in the year ended December 31, 2005, compared to cash used in investing activities of approximately $8.7 million in the year ended December 31, 2004. Cash used in investing activities in the year ended December 31, 2004 consisted primarily of approximately $8.9 million related to the acquisition of controlling interest in Silvue by a subsidiary of CGI in September 2004. Cash provided by investing activities in the year ended December 31, 2005, included approximately $0.5 million in cash acquired as part of the acquisition of Nippon ARC and approximately $0.1 million in cash provided by discontinued operations, partially offset by the purchase of approximately $0.2 million of equipment and closing cost of approximately $0.4 million for Nippon ARC. In addition, no dividends were recorded from Nippon ARC in year ended December 31, 2005, due to Silvue’s acquisition of the remaining 50% of that joint venture it did not previously own.
      Capital spending for fiscal year 2006 is expected to total between approximately $0.3 million and approximately $0.4 million. Future capital requirements for Silvue are expected to be provided by cash flows from operating activities and cash on hand. However, a large acquisition of a business could require it to incur additional debt financing, which may not be available on acceptable terms, or at all. No such activities are anticipated at this time.

Financing Activities
      Cash used in financing activities was approximately $1.7 million for the year ended December 31, 2005, as compared to cash provided by financing activities of approximately $4.2 million for the year ended December 31, 2004.
      Cash used in financing activities in the year ended December 31, 2005, related exclusively to principal payments of long-term debt. In connection with the acquisition of Silvue in September 2004, approximately $7.5 million was received as capital contribution partially offset by dividends paid to the former shareholders of approximately $3.0 million and the principal payments of long-term debt of approximately $0.3 million.
      At December 31, 2005, Silvue had an approximately $2.0 million revolving line of credit. The line of credit facility expires in September 2010. At December 31, 2005 Silvue had no borrowings outstanding under the line of credit. Silvue also has an approximately $0.7 million equipment line of credit, of which approximately $0.1 million was outstanding, and of which approximately $24 thousand was classified as current.
      At December 31, 2005, Silvue had approximately $13.2 million of long-term debt outstanding of which approximately $1.6 million was classified as current. Approximately $11.1 million of the outstanding amount was incurred as part of the acquisition of Silvue and bears interest based on LIBOR and is due in various installments through September 2010. The remaining approximately $2.1 million was incurred as part of the Nippon ARC acquisition. This note which is payable to the former joint venture partner for Nippon ARC is for 400 million Japanese Yen note and is non-interest bearing. Silvue recorded this note by discounting the note using a weighted average interest rate. The note is due in various installments through 2010.

Commitments and Contingencies
      Silvue’s principal commitments at December 31, 2005 consisted primarily of its commitments related to the long-term debt incurred as part of the acquisition of Silvue and for the acquisition of Nippon ARC and for obligations incurred under operating leases.
      The following table summarizes Silvue’s contractual obligations as of December 31, 2005.

	Payments Due by Period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	($ in thousands)
Long-term debt	$13,338	$1,621	$3,499	$8,218	$—
Operating lease obligations	1,034	210	435	249	140

Total contractual cash obligations	$14,372	$1,831	$3,934	$8,467	$140

      In December 2004, Silvue entered into an interest rate swap agreement to manage its exposure to interest rate movements in its variable rate debt. Silvue pays interest at a fixed rate of 3.6% and receives interest from the counter-party at three month LIBOR (4.53% at December 31, 2005). The notional principal amount was approximately $7.0 million at December 31, 2005 and decreases to $4.4 million over the term of the agreement. The agreement terminates on September 30, 2007. Upon repayment of the third party loans in connection with the closing of this offering, Silvue intends to terminate interest rate swap agreement with no expected adverse effect.
      Silvue currently has a management services agreement in place with an affiliate of CGI pursuant to which it makes quarterly payments to such affiliate of approximately $88 thousand. This fee is fixed and not based on Silvue’s results of operations. Upon the closing of this offering, the management services agreement will be assigned to our manager. See the section entitled “Certain Relationships and Related Party Transactions” for more information.
      Silvue believes that, for the foreseeable future, it will have sufficient cash resources to meet the commitments described above and for current anticipated working capital and capital expenditure requirements. Silvue’s future liquidity and capital requirements will depend upon numerous factors, including retention of customers at current volume and net sales levels, ability to repay long-term debt at acceptable terms and competing technological and market developments.

Quantitative and Qualitative Disclosures about Market Risk

Currency Risk Exposure
      Silvue is exposed to currency risk on cash flows it receives from operations located outside of the United States (principally in Japan and the United Kingdom) and on the translation of earnings. Silvue’s current policy is not to hedge the currency risk associated with foreign currency denominated income and cash flows, due to the size and uncertain timing of the distributions that Silvue expects to receive. Foreign currency translation losses were approximately $153 thousand and $19 thousand, during the year ended

December 31, 2005 and for the year ended December 31, 2004, respectively, and are reflected in accumulated other comprehensive loss. At December 31, 2005, Silvue had approximately $6.3 million of assets located overseas.

Interest Rate Exposure
      Silvue is exposed to interest rate risk primarily through its bank equipment and revolving credit facilities and on its bank note payables since these instruments all pay interest based off of variable interest rates. At December 31, 2005, Silvue had outstanding borrowings under these debt instruments that totaled approximately $11.1 million. In the event that interest rates associated with these instruments were to increase by 100 basis points, the impact on future cash flows would be a decrease of approximately $0.1 million annually.
      Silvue also selectively uses derivative financial instruments to manage its exposure to interest rate movements on its variable rate debt. See the section entitled “—Commitments and Contingencies” above for a description of the interest rate swap agreement.

BUSINESS
Overview
      We have been formed to acquire and manage a group of small to middle market businesses with stable and growing cash flows that are headquartered in the United States. Through our structure, we offer investors an opportunity to participate in the ownership and growth of businesses that traditionally have been owned and managed by private equity firms, private individuals or families, financial institutions or large conglomerates. Through the acquisition of a diversified group of businesses with these characteristics, we also offer investors an opportunity to diversify their own portfolio risk while participating in the ongoing cash flows of those businesses through the receipt of distributions.
      We will seek to acquire controlling interests in businesses that we believe operate in industries with long-term macroeconomic growth opportunities, and that have positive and stable cash flows, face minimal threats of technological or competitive obsolescence and have strong management teams largely in place. We believe that private company operators and corporate parents looking to sell their businesses may consider us an attractive purchaser of their businesses because of our ability to:

•	provide ongoing strategic and financial support for their businesses;

•	maintain a long-term outlook as to the ownership of those businesses where such an outlook is required for maximization of our shareholders’ return on investment; and

•	consummate transactions efficiently without being dependent on third party financing on a transaction-by-transaction basis.

      In particular, we believe that our ability to be long-term owners will alleviate the concern that many private company operators and parent companies may have with regard to their businesses going through multiple sale processes in a short period of time or the potential that their businesses may be sold at unfavorable points in the overall market cycle. In addition, we believe that our ownership outlook provides us the significant opportunity for, and advantage of, developing a comprehensive strategy to grow the earnings and cash flows of our businesses, which we expect will better enable us to meet our long-term objective of growing distributions to our shareholders and increasing shareholder value.
      We will use approximately $312 million of the net proceeds of this offering, the separate private placement transactions and our initial borrowing under our third party credit facility to acquire controlling interests in the initial businesses, from certain subsidiaries of CGI, as well as certain minority owners of such businesses, and provide debt financing to such businesses.

•	CBS Personnel, a human resources outsourcing firm;

•	Crosman, a recreational products company;

•	Advanced Circuits, an electronic components manufacturing company; and

•	Silvue, a global hardcoatings company.
      We believe that our initial businesses operate in strong markets and have defensible market shares and long-standing customer relationships. As a result, we also believe that our initial businesses should produce stable growth in earnings and long-term cash flows to meet our objective of growing distributions to our shareholders and increasing shareholder value.
      We intend to acquire a controlling interest in each of our initial businesses in conjunction with the closing of this offering. The acquisitions will be subject to certain closing conditions that will need to be satisfied prior to this offering. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for further information about the acquisition of our initial businesses.

Our Manager
      We will engage our manager to manage the day-to-day operations and affairs of the company and to execute our strategy, as discussed below. Our manager will initially consist of at least eight experienced professionals. Our management team, while working for a subsidiary of CGI, acquired our initial businesses and has overseen their operations prior to this offering. Our management team has worked together since 1998. Collectively, our management team has approximately 74 years of experience in acquiring and managing small and middle market businesses. We believe our manager is unique in the marketplace in terms of the success and experience of its employees in acquiring and managing diverse businesses of the size and general nature of our initial businesses. We believe this experience will provide us with a significant advantage in executing our overall strategy. Our management team intends to devote a majority of its time to the affairs of our company.
      Our manager will own 100% of the allocation interests of the company, for which it paid $100,000. Separately, the company and our manager will enter into a management services agreement pursuant to which our manager will manage the day-to-day operations and affairs of the company and will oversee the management and operations of our businesses. We will pay our manager a quarterly management fee for the services performed by our manager. In addition, our manager will receive a profit allocation with respect to its allocation interests in the company. See the section entitled “Our Manager” for further descriptions of the management fees and profit allocation to be paid to our manager. In consideration of our manager’s acquisition of the allocation interests, we intend to enter into a supplemental put agreement with our manager pursuant to which our manager shall have the right to cause the company to purchase the allocation interests upon termination of the management services agreement. See the section entitled “Our Manager — Supplemental Put Agreement” for more information about the supplemental put agreement.
      The company’s Chief Executive Officer and Chief Financial Officer will be employees of our manager and will be seconded to the company. Neither the trust nor the company will have any other employees. Although our Chief Executive Officer and Chief Financial Officer will be employees of our manager, they will report directly to the company’s board of directors. The management fee paid to our manager will cover all expenses related to the services performed by our manager, including the compensation of our Chief Executive Officer and other personnel providing services to us. The company will reimburse our manager for the salary and related costs and expenses of our Chief Financial Officer, who will dedicate 100% of his time to the affairs of the company and his staff whose salaries will be approved by our compensation committee. See the sections entitled “Our Manager — Our Relationship With Our Manager — Our Manager as a Service Provider” for more information about the expenses reimbursed by the company and “Management” for more information about our Chief Executive Officer and Chief Financial Officer.
Market Opportunity
      We will seek to acquire and manage small to middle market businesses. We characterize small to middle market businesses as those that generate annual cash flows of up to $40 million. We believe that the merger and acquisition market for small to middle market businesses is highly fragmented and provides more opportunities to purchase businesses at attractive prices. For example, according to Mergerstat, during the twelve month period ended December 31, 2005, businesses that sold for less than $100 million were sold for a median of approximately 7.5x the trailing twelve months of earnings before interest, taxes, depreciation and amortization as compared to a median of approximately 10.5x for businesses that were sold for over $300 million. We believe that the following factors contribute to lower acquisition multiples for small to middle market businesses:

•	there are fewer potential acquirers for these businesses;

•	third-party financing generally is less available for these acquisitions;

•	sellers of these businesses frequently consider non-economic factors, such as continuing board membership or the effect of the sale on their employees; and

•	these businesses are less frequently sold pursuant to an auction process.
      We believe that our management team’s strong relationship with business brokers, investment and commercial bankers, accountants, attorneys and other potential sources of acquisition opportunities offers us substantial opportunities to purchase small to middle market businesses.
      We also believe that significant opportunities exist to augment the management teams and improve the performance of the businesses upon their acquisition. In the past, our management team has acquired businesses that are often formerly owned by seasoned entrepreneurs or large corporate parents. In these cases, our management team has frequently found that there have been opportunities to further build upon the management teams of acquired businesses beyond those in existence at the time of acquisition. In addition, our management team has frequently found that financial reporting and management information systems of acquired businesses may be improved, both of which can lead to substantial improvements in earnings and cash flow. Finally, because these businesses tend to be too small to have their own corporate development efforts, we believe opportunities exist to assist these businesses in meaningful ways as they pursue organic or external growth strategies that were often not pursued by their previous owners.
Our Strategy
      We have two primary strategies that we will use in seeking to grow distributions to our shareholders and increase shareholder value. First, we will focus on growing the earnings and cash flow from our businesses. We believe that the scale and scope of our initial businesses give us a diverse base of cash flow from which to further build the company. Importantly, we believe that our initial businesses alone will allow us to generate distributions to our shareholders, independent of whether we acquire any additional businesses in the future. Second, we will identify, perform due diligence on, negotiate and consummate additional platform acquisitions of small to middle market businesses in attractive industry sectors in accordance with acquisition criteria that will be established by the company’s board of directors from time to time.

Management Strategy
      Our management strategy involves the financial and operational management of the businesses that we own in a manner that seeks to grow distributions to our shareholders and increase shareholder value. In general, our manager will oversee and support the management teams of each of our businesses by, among other things:

•	recruiting and retaining talented managers to operate our businesses by using structured incentive compensation programs, including minority equity ownership, tailored to each business;

•	regularly monitoring financial and operational performance, instilling consistent financial discipline, and supporting management in the development and implementation of information systems to effectively achieve these goals;

•	assisting management in their analysis and pursuit of prudent organic growth strategies;

•	identifying and working with management to execute on attractive external growth and acquisition opportunities; and

•	forming strong subsidiary level boards of directors to supplement management in their development and implementation of strategic goals and objectives.

      Specifically, while our businesses have different growth opportunities and potential rates of growth, we expect our manager to work with the management teams of each of our businesses to increase the value of, and cash generated by, each business through various initiatives, including:

•	making selective capital investments to expand geographic reach, increase capacity, or reduce manufacturing costs of our businesses;

•	investing in product research and development for new products, processes or services for customers;

•	improving and expanding existing sales and marketing programs;

•	pursuing reductions in operating costs through improved operational efficiency or outsourcing of certain processes and products; and

•	consolidating or improving management of certain overhead functions.
      Our businesses may also acquire and integrate complementary businesses. We believe that complementary acquisitions will improve our overall financial and operational performance by allowing us to:

•	leverage manufacturing and distribution operations;

•	leverage branding and marketing programs, as well as customer relationships;

•	add experienced management or management expertise;

•	increase market share and penetrate new markets; and

•	realize cost synergies by allocating the corporate overhead expenses of our businesses across a larger number of businesses and by implementing and coordinating improved management practices.
      We will incur debt financing primarily at the company level, which we will use, in combination with our equity capital, to provide debt financing to each of our businesses or to acquire additional businesses such as our proposed third party credit facility. We believe this financing structure will be beneficial to the financial and operational activities of each of our businesses by aligning our interests as both equity holders of, and a lender to, our businesses in a fashion that we believe is more efficient than our businesses borrowing from third-party lenders.
      Pursuant to this strategy, we expect to be able to, over the long-term, grow distributions to our shareholders and increase shareholder value.

Acquisition Strategy
      Our acquisition strategy involves the acquisition of businesses that we expect will produce stable growth in earnings and cash flows, as well as attractive returns on our investment. In this respect, we expect to make acquisitions in industries other than those in which our initial businesses currently operate if we believe an acquisition presents an attractive opportunity. We believe that attractive opportunities will increasingly present themselves as private sector owners seek to monetize their interests in longstanding and privately-held businesses and large corporate parents seek to dispose of their “non-core” operations.
      We expect to benefit from our manager’s ability to identify diverse acquisition opportunities in a variety of industries. In addition, we intend to rely upon our management team’s extensive experience and expertise in researching and valuing prospective target businesses, as well as negotiating the ultimate acquisition of such target businesses. In particular, because there may be a lack of information available about these target businesses, which may make it more difficult to understand or appropriately value such target businesses, we expect our manager will:

•	engage in a substantial level of internal and third-party due diligence;

•	critically evaluate the management team;

•	identify and assess any financial and operational strengths and weaknesses of any target business;

•	analyze comparable businesses to assess financial and operational performances relative to industry competitors;

•	actively research and evaluate information on the relevant industry; and

•	thoroughly negotiate appropriate terms and conditions of any acquisition.
      We expect the process of acquiring new businesses to be time-consuming and complex. Our management team historically has taken from 2 to 24 months to perform due diligence, negotiate and close acquisitions. Although we expect our management team to be at various stages of evaluating several transactions at any given time, there may be significant periods of time during which our management team does not recommend any new acquisitions to us.
      Upon acquisition of a new business, we intend to rely on our management team’s experience and expertise to work efficiently and effectively with the management of the new business to jointly develop and execute a business plan.
      While we will primarily seek to acquire controlling interests in a business, we may also acquire non-control or minority equity positions in businesses where we believe it is consistent with our long-term strategy.
      As discussed in more detail below, we intend to raise capital for additional acquisitions primarily through debt financing at the company level such as our third party credit facility, additional equity offerings by the trust, the sale of all or a part of our businesses or by undertaking a combination of any of the above.
      In addition to acquiring businesses, we expect to also sell businesses that we own from time to time when attractive opportunities arise. Our decision to sell a business will be based on our belief that the return on the investment to our shareholders that would be realized by means of such a sale is more favorable than the returns that may be realized through continued ownership and will be consistent with the disposition criteria to be established by the company’s board of directors from time to time. Upon the sale of a business, we may use the resulting proceeds to retire debt or retain proceeds for future acquisitions or general corporate purposes. Generally, we do not expect to make special distributions at the time of a sale of one of our businesses; instead, we expect that we will seek to gradually increase shareholder distributions over time.

Strategic Advantages
      In conjunction with the closing of this offering, all of the employees of The Compass Group will resign and become employees of our manager and comprise our management team. Based on the experience of our management team and its ability to identify and negotiate acquisitions, we expect to be strongly positioned to acquire additional businesses. Our management team has strong relationships with business brokers, investment and commercial bankers, accountants, attorneys and other potential sources of acquisition opportunities. In addition, we believe our management team also has a successful track record of acquiring and managing small to middle market businesses, including our initial businesses, in various industries. In negotiating these acquisitions, we believe our management team has been able to successfully navigate complex situations surrounding acquisitions, including corporate spin-offs, transitions of family-owned businesses, management buy-outs and reorganizations.
      We believe that the cash flows of our initial businesses will support quarterly distributions to our shareholders and that any future sales of our businesses will provide additional long-term shareholder returns. Accordingly, we believe that we will be able to focus our resources on producing stable growth in our earnings and long-term cash flows so that we can achieve our long-term objective of growing distributions to shareholders and increasing shareholder value.
      We expect that the flexibility, creativity, experience and expertise of our management team in structuring transactions will provide us with strategic advantages by allowing us to consider non-traditional and complex transactions tailored to fit a specific acquisition target. Likewise, because we intend to fund acquisitions through the utilization of our third-party credit facility, we do not expect to be subject to delays in or conditions to closing acquisitions that would be typically associated with such acquisitions.

      Our management team also has a large network of over 2,000 deal intermediaries who we expect to expose us to potential acquisitions. Through this network, as well as our management team’s proprietary transaction sourcing efforts, we expect to have a substantial pipeline of potential acquisition targets. Our management team also has a well established network of contacts, including professional managers, attorneys, accountants and other third-party consultants and advisors, who may be available to assist us in the performance of due diligence and the negotiation of acquisitions, as well as the management and operation of our businesses once acquired.
      In addition, through its affiliation with Teekay Shipping Corporation, CGI has a global network of relationships with both financial and operational managers and third-party service providers.

Valuation and Due Diligence
      When evaluating businesses or assets for acquisition, we will perform a rigorous due diligence and financial evaluation process. In doing so, we will seek to evaluate the operations of the target business as well as the outlook for the industry in which the target business operates. While valuation of a business is, by definition, a subjective process, we will be defining valuations under a variety of analyses, including:

•	discounted cash flow analyses;

•	evaluation of trading values of comparable companies;

•	expected value matrices;

•	assessment of competitor, supplier and customer environments; and

•	examination of recent transactions.
      One outcome of this process is an effort to project the expected cash flows from the target business as accurately as possible. A further outcome is an understanding of the types and levels of risk associated with those projections. While future performance and projections are always uncertain, we believe that with a detailed due diligence review, future cash flows may be better estimated and the prospects for operating the business in the future better evaluated. To assist us in identifying material risks and validating key assumptions in our financial and operational analysis, in addition to our own analysis, we intend to engage third-party experts to review key risk areas, including legal, tax, regulatory, accounting, insurance and environmental. We may also engage technical, operational or industry consultants, as necessary.
      A further critical component of the evaluation of potential target businesses will be the assessment of the capability of the existing management team, including recent performance, expertise, experience, culture and incentives to perform. Where necessary, and consistent with our management strategy, we will actively seek to augment, supplement or replace existing members of management who we believe are not likely to execute the business plan for the target business. Similarly, we will analyze and evaluate the financial and operational information systems of target businesses and, where necessary, we will actively seek to enhance and improve those existing systems that are deemed to be inadequate or insufficient to support our business plan for the target business.

Financing
      At the closing of this offering, we expect our capital will consist of net proceeds from this offering, the separate private placement transactions and our third party credit facility commitment of approximately $225.0 million, $50.0 million of which will be drawn at the closing of this offering. We will finance future acquisitions primarily through additional equity and debt financings. We believe that having the ability to finance most, if not all, acquisitions with the general capital resources raised by our company, rather than financing relating to the acquisition of individual businesses, provides us with an advantage in acquiring attractive businesses by minimizing delay and closing conditions that are often related to acquisition-specific financings. In this respect, we believe that, at some point in the future, we may need to pursue additional debt or equity financings, or offer equity in the trust or target businesses to the sellers of such target businesses, in order to fund acquisitions.
      We intend to leverage our individual businesses primarily with debt financing provided by the company, such as our third party credit facility. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information regarding such financing and the collateralization thereof. In addition to using our third party credit facility to fund future acquisitions, we may use the third party credit facility to fund other corporate cash needs, including distributions to our shareholders.
Corporate Structure
      We are selling 14,000,000 shares of the trust in connection with this public offering, and an additional 6,000,000 shares in the separate private placement transactions, each representing one undivided beneficial interest in the trust property. The purpose of the trust is to hold 100% of the trust interests of the company, which is one of two classes of equity interests in the company that will be outstanding following this offering. The trust has the authority to issue shares in one or more series. As described above, our manager will own 100% of the allocation interests. See the section entitled “Description of Shares” for more information about the shares, trust interests and allocation interests.
      CGI and Pharos have agreed to purchase, in conjunction with the closing of this offering in separate private placement transactions, the number of shares, at a per share price equal to the initial public offering price, having a purchase price of $86 million and $4 million, respectively. See the section entitled “Certain Relationships and Related Party Transactions” for more information regarding the terms and conditions relating to these transactions. As a result of this investment, CGI and Pharos will own an approximately 28.7% and 1.3% interest in the trust, respectively, immediately following this offering.
      In connection with this offering, the company will use a portion of the net proceeds from this offering and the separate private placement transactions to acquire from the sellers:

•	CBS Personnel;

•	Crosman;

•	Advanced Circuits; and

•	Silvue.
      See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information about the calculation of the percentage of equity interest we are acquiring of each initial business. Following the closing of this offering, the remaining equity interests in each initial business will be held by the senior management of each of our initial businesses, as well as certain other minority shareholders.
      The company will also use a portion of the net proceeds of this offering and the separate private placement transactions to make loans and financing commitments to each of our initial businesses.
      The board of directors of the company will oversee the management of the company and each of our initial businesses and the performance by our manager and, initially, will be comprised of seven directors, all of whom will be appointed by our manager as holder of the allocation interests, and at least four of whom will be the company’s independent directors. Following this initial appointment, six of the directors will be elected by our shareholders.
      As holder of the allocation interests, our manager will have the right to appoint one director to the company’s board of directors commencing with the first annual meeting following the closing of this offering. Our manager’s appointed director on the company’s board of directors will not be required to stand for election by the shareholders. See the section entitled “Description of Shares — Voting and Consent Rights — Board of Directors Appointee” for more information about the manager’s right to appoint directors.

      See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information about the terms and conditions of each of the loans and financing commitments to be made to our initial businesses.
Corporate Information
      Compass Diversified Trust is a Delaware statutory trust formed on November 18, 2005. Compass Group Diversified Holdings LLC is a Delaware limited liability company formed on November 18, 2005. Our principal executive offices are located at Sixty One Wilton Road, Second Floor, Westport, Connecticut 06880, and our telephone number is 203-221-1703. Our website is at www.CompassDiversifiedTrust.com. The information on our website is not incorporated by reference and is not part of this prospectus.
Acquisition of Our Initial Businesses
      We will enter into a stock purchase agreement with CGI, certain of CGI’s subsidiaries and certain other minority stockholders to our initial businesses to acquire a controlling interest in our initial businesses in conjunction with the closing of this offering. The acquisitions will be subject to certain closing conditions. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for further information about the acquisitions of our initial businesses. The management and board of directors of our initial businesses will continue to operate their respective business on a day-to-day basis following our acquisition. We discuss each of our initial businesses below.
CBS Personnel

Overview
      CBS Personnel, headquartered in Cincinnati, Ohio, is a provider of temporary staffing services in the United States. CBS Personnel also provides its clients with other complementary human resource service offerings such as employee leasing services, permanent staffing and temporary-to-permanent placement services. Currently, CBS Personnel operates 132 branch locations in various cities in 16 states. CBS Personnel and its subsidiaries have been associated with quality service in their markets for more than 30 years.
      CBS Personnel serves over 3,500 corporate and small business clients and on an average week places over 21,000 temporary employees in a broad range of industries, including manufacturing, transportation, retail, distribution, warehousing, automotive supply, construction, industrial, healthcare and financial sectors. We believe the quality of CBS Personnel’s branch operations and its strong sales force provide CBS Personnel with a competitive advantage over other placement services. CBS Personnel’s senior management, collectively, has approximately 50 years of experience in the human resource outsourcing industry and other closely related industries.
      For the fiscal year ended December 31, 2005 and the fiscal year ended December 31, 2004, temporary staffing generated approximately 97.1% and 96.9% of CBS Personnel’s revenues, respectively, while the employee leasing and temporary-to-permanent staffing and permanent placement accounted for the remaining revenues. For the years ended December 31, 2005 and December 31, 2004, CBS Personnel had revenues of approximately $543.0 million and $315.3 million, respectively, and net income of approximately $9.0 million and $7.4 million, respectively. Venturi Staffing Partners, Inc., or VSP, was acquired in September 2004 and therefore the year ended December 31, 2004 operating results only reflect revenues from VSP since its acquisition.

History of CBS Personnel
      In August 1999, The Compass Group acquired Columbia Staffing through a newly formed holding company. Columbia Staffing is a provider of light industrial, clerical, medical, and technical personnel to clients throughout the southeast. In October 2000, The Compass Group acquired through the same holding company CBS Personnel Services, Inc., a Cincinnati-based provider of human resources outsourcing. CBS Personnel Services, Inc. began operations in 1971 and is a provider of temporary staffing services in Ohio, Kentucky and Indiana, with a particularly strong presence in the metropolitan markets of Cincinnati, Dayton, Columbus, Lexington, Louisville, and Indianapolis. The name of the holding company that made these acquisitions was later changed to CBS Personnel Holdings, Inc.
      In February 2001, The Compass Group recruited its current president and chief executive officer who brought to CBS Personnel extensive related industry experience and has substantial managerial experience. The new president and chief executive officer immediately started a number of initiatives to increase CBS Personnel’s market share and improve profitability, such as streamlining the administrative cost structure, implementing budget-based bonus plans and increasing investment in sales personnel and marketing programs. In October 2003, he recruited a new chief financial officer, further strengthening its senior management team and positioning CBS Personnel for organic and external growth.
      In 2004, CBS Personnel expanded geographically through the acquisition of VSP, formerly a wholly owned subsidiary of Venturi Partners. VSP is a provider of temporary staffing, temp-to-hire and permanent placement services operating through branch offices located primarily in economically diverse metropolitan markets including Boston, New York, Atlanta, Charlotte, Houston and Dallas, as well as both Southern and Northern California.
      Approximately 60% of VSP’s temporary staffing revenue related to the clerical staffing, 24% related to light industrial staffing and the remaining 16% related to niche/other. Based on its geographic presence, VSP was a complementary acquisition for CBS Personnel as their combined operations did not overlap and the merger created a more national presence for CBS Personnel. In addition, the acquisition helped diversify CBS Personnel’s revenue base to be more balanced between the clerical and light industrial staffing, representing approximately 40% and 46%, respectively, of the business post-acquisition.

Industry
      According to Staffing Industry Analysts, Inc., the staffing industry generated approximately $107 billion in revenues in 2004. The staffing industry is comprised of four product lines: (i) temporary staffing; (ii) employee leasing; (iii) permanent placement; and (iv) outplacement, representing approximately 76%, 10%, 13% and 1% of the market, respectively, according to the American Staffing Association. According to the American Staffing Association, Annual Economic Analysis of the Staffing Industry, the temporary staffing business grew by 12.5% in 2004. Over 95% of CBS Personnel’s revenues are generated in temporary staffing.
      CBS Personnel competes in both the light industrial and clerical categories of the temporary staffing product line. The light industrial category is comprised of providers of unskilled and semi-skilled workers to clients in manufacturing, distribution, logistics and other similar industries. The clerical category is comprised of providers of administrative personnel, data entry professionals, call center employees, receptionists, clerks and similar employees.
      According to the U.S. Bureau of Labor Statistics, or BLS, more jobs were created in professional and business services (which includes staffing) than in any other industry between 1992 and 2002. Further, BLS has projected that the professional and business services sector is expected to be the second fastest growing sector of the economy between 2002 and 2012. Companies today are operating in a more global and competitive environment, which requires them to respond quickly to fluctuating demand for their products and services. As a result, companies seek greater workforce flexibility translating to an increasing demand for temporary staffing services. This growing demand for temporary staffing should remain consistent in the near future as temporary staffing becomes an integral component of corporate human capital strategy.

Services
      CBS Personnel provides temporary staffing services tailored to meet each client’s unique staffing requirements. We believe CBS Personnel maintains a strong reputation in its markets for providing complete staffing services that includes both high quality candidates and superior client service. CBS Personnel’s management believes it is one of only a few staffing services companies in each of its markets that is capable of fulfilling the staffing requirements of both small, local clients and larger, regional or national accounts. To position itself as a key provider of human resources to its clients, CBS Personnel has developed an approach to service that focuses on:

•	providing excellent service to existing clients in a consistent and efficient manner;

•	attempting to sell additional service offerings to existing clients to increase revenue per client;

•	marketing services to prospective clients to expand the client base; and

•	providing incentives to employees through well-balanced incentive and bonus plans to encourage increased sales per client and the establishment of new client relationships.
      CBS Personnel offers its clients a broad range of staffing services including the following:

•	temporary staffing services in categories such as light industrial, clerical, healthcare, construction, transportation, professional and technical staffing;

•	employee leasing and related administrative services; and

•	temporary-to-permanent and permanent placement services.

Temporary Staffing Services
      CBS Personnel endeavors to understand and address the individual staffing needs of its clients and has the ability to serve a wide variety of clients, from small companies with specific personnel needs to large companies with extensive and varied requirements. CBS Personnel devotes significant resources to the development of customized programs designed to fulfill the client’s need for certain services with quality personnel in a prompt and efficient manner. CBS Personnel’s primary temporary staffing categories are described below.

•	Light Industrial — A substantial portion of CBS Personnel’s temporary staffing revenues are derived from the placement of low-to mid-skilled temporary workers in the light industrial category, which comprises primarily the distribution (“pick-and-pack”) and light manufacturing (such as assembly-line work in factories) sectors of the economy. Approximately 46% of CBS Personnel’s temporary staffing revenues were derived from light industrial for the fiscal year ended December 31, 2005.

•	Clerical — CBS Personnel provides clerical workers that have been screened, reference-checked and tested for computer ability, typing speed, word processing and data entry capabilities. Clerical workers are often employed at client call centers and corporate offices. Approximately 40% of CBS Personnel’s temporary staffing revenues were derived from clerical for the fiscal year ended December 31, 2005.

•	Technical — CBS Personnel provides placement candidates in a variety of skilled technical capacities, including plant managers, engineering management, operations managers, designers, draftsmen, engineers, materials management, line supervisors, electronic assemblers, laboratory assistants and quality control personnel. Approximately 4% of CBS Personnel’s temporary staffing revenues were derived from technical the fiscal year ended December 31, 2005.

•	Healthcare — Through its expert placement agents in its Columbia Healthcare division, CBS Personnel provides trained candidates in the following healthcare categories: medical office personnel, medical technicians, rehabilitation professionals, management and administrative personnel and radiology technicians, among others. Approximately 2% of CBS Personnel’s temporary staffing revenues were derived from healthcare for the fiscal year ended December 31, 2005.

•	Niche/ Other — In addition to the light industrial, clerical, healthcare and technical categories, CBS Personnel also provides certain niche staffing services, placing candidates in the skilled industrial, construction and transportation sectors, among others. CBS Personnel’s wide array of niche service offerings allows it to meet a broad range of client needs. Moreover, these niche services typically generate higher margins for CBS Personnel. Approximately 8% of CBS Personnel’s temporary staffing revenues were derived from niche/other for the fiscal year ended December 31, 2005.
      As part of its service offerings, CBS Personnel provides an on-site program to clients employing, generally, 50 or more of its temporary employees. The on-site program manager works full-time at the client’s location to help manage the client’s temporary staffing and related human resources needs and provides detailed administrative support and reporting systems, which reduce the client’s workload and costs while allowing its management to focus on increasing productivity and revenues. CBS Personnel’s management believes this on-site program offering creates strong relationships with its clients by providing consistency and quality in the management of clients’ human resources and administrative functions. In addition, through its on-site program, CBS Personnel often gains visibility into the demand for temporary staffing services in new markets, which has helped management identify possible areas for geographic expansion.

Employee Leasing Services
      Through the employee leasing and administrative service offerings of its Employee Management Services, or EMS, division, CBS Personnel provides administrative services, handling the client’s payroll, risk management, unemployment services, human resources support and employee benefit programs. This results in reduced administrative requirements for employers and, most importantly, by having EMS take over the non-productive administrative burdens of an organization, affords clients the ability to focus on their core businesses.
      EMS offers also a full line of benefits, including medical, dental, vision, disability, life insurance, 401(k) retirement and other premium options for employers to provide to their employees. As a result of economies of scale, clients are offered multiple plan and premium options at affordable rates. The clients have the flexibility to determine what benefits to offer and how the program will be implemented in order to attract more qualified employees.

Temporary-to-Permanent and Permanent Staffing Services
      Complementary to its temporary staffing and employee leasing services, CBS Personnel offers temporary-to-permanent and permanent placement services, often as a result of requests made through its temporary staffing activities. In addition, temporary workers will sometimes be hired on a permanent basis by the clients to whom they are assigned. CBS Personnel earns fees for permanent placements, in addition to the revenues generated from providing these workers on a temporary basis before they are hired as permanent employees.
      A unique component of CBS Personnel’s permanent placement services is its Japanese American Connection program (“JAC”), which provides contract and permanent placement services to Japanese-owned companies in the Ohio Valley. JAC professionals are predominantly Japanese-American, are fluent in both English and Japanese and have a keen understanding of, and appreciation for, the unique needs of Japanese companies operating in the mid-western United States. In addition, JAC serves an important marketing function for CBS Personnel, as JAC’s efforts offer CBS Personnel unique opportunities to build relationships with Japanese companies that maintain significant operations in CBS Personnel’s markets.

CBS Personnel’s temporary-to-permanent and permanent placement services contribute higher margins and are scalable, thereby making them a potential opportunity for future growth.

Competitive Strengths
      CBS Personnel has established itself as strong and dependable providers of staffing and other resource services by responding to its customers’ staffing needs in a timely and cost effective manner. A key to CBS Personnel’s success has been its long history as well as the number of offices it operates in each of its markets. This strategy has allowed CBS Personnel to build a premium reputation in each of its markets and has resulted in the following competitive strengths:

•	Large Employee Database/Customer List — Over the course of its history, CBS Personnel’s management believes CBS Personnel has built a significant presence in most of its markets in terms of both clients and employees. CBS Personnel is successful in recruiting additional employees because of its reputation as having numerous job openings with a wide variety of clients. CBS Personnel attracts clients through its reputation as having a large database of reliable employees with a wide ranging skill set. CBS Personnel’s employee database and client list has been built over a number of years in each of its markets and serves as a major competitive strength in most of its markets.

•	Higher Operating Margins — By establishing multiple offices in the majority of the markets in which it operates, CBS Personnel is able to better leverage its selling, general and administrative expenses at the regional and field level and create higher operating income margins than its less dense competitors.

•	Scalable Business Model — By having multiple office locations in each of its markets, CBS Personnel is able to quickly scale its business model in both good and bad economic environments. For example, in 2001 and 2002 during the economic downturn, CBS Personnel was able to close offices and reduce overhead expenses while shifting business to adjacent offices. For competitors with only one office per market, closing an office requires abandoning the clients and employees in that market. During 2001 and 2002, CBS Personnel was able to reduce its overhead costs by approximately 13% while maintaining its presence in each of its markets and retaining its clients and employees.

•	Marketing Synergies — By having a number of offices in the majority of its markets, CBS Personnel allocates additional resources to marketing and selling and amortizes those costs over a larger office network. For example, while many of its competitors use selling branch managers who split time between operations and sales, CBS Personnel uses outside sales reps that are exclusively focused on bringing in new sales.

Business Strategies
      CBS Personnel’s business strategy is to (i) leverage its position in its existing markets, (ii) build a presence in contiguous markets, and (iii) pursue and selectively acquire other staffing resource providers.

•	Invest in its Existing Markets — In many of its existing markets, CBS Personnel has multiple branch locations. CBS Personnel plans on continuing to invest in these existing markets through the opening of additional branch locations and the hiring of additional sales and operations employees. In addition, CBS personnel is offering complimentary human resource services to its existing clients such as full time recruiting, consulting, and administrative outsourcing. CBS Personnel has implemented an incentive plan that highly rewards its employees for selling services beyond its traditional temporary staffing services.

•	Build a Presence in Contiguous Markets — CBS Personnel plans on opening new branch locations in markets contiguous to those in which it operates. CBS Personnel believes that the cost and time required to establish profitable branch locations is minimized through expansion into contiguous markets as costs associated with advertising and administrative overhead are reduced due to proximity.

•	Pursue Selective Acquisitions — CBS Personnel views acquisitions as an attractive means to enter into a new geographical market. In some cases CBS Personnel will consider making acquisitions within its existing markets to increase its market share.

Clients
      CBS Personnel serves over 3,500 clients in a broad range of industries, including manufacturing, technical, transportation, retail, distribution, warehousing, automotive supply, construction, industrial, healthcare services and financial. These clients range in size from small, local firms to large, regional or national corporations. One of CBS Personnel’s largest client is Chevron Corporation, which accounted for 5% of revenues for the year ended December 31, 2005. None of CBS Personnel’s other clients individually accounted for more than 2% of its revenues for the year ended December 31, 2005. CBS Personnel’s client assignments can vary from a period of a few days to long-term, annual or multi-year contracts. We believe CBS Personnel has a strong relationship with its clients.

Sales, Marketing and Recruiting Efforts
      CBS Personnel’s marketing efforts are principally focused on branch-level development of local business relationships. Local salespeople are incentivized to recruit new clients and increase usage by existing clients through their compensation programs, as well as through numerous contests and competitions. Regional or company-based specialists are utilized to assist local salespeople in closing potentially large accounts, particularly where they may involve an on-site presence by CBS Personnel. On a regional and national level, efforts are made to expand and align its services to fulfill the needs of clients with multiple locations, which may also include using on-site CBS Personnel professionals and the opening of additional offices to better serve a client’s broader geographic needs.
      In terms of recruitment of qualified employees, CBS Personnel utilizes a variety of methods to recruit its work force including, among others, rewarding existing employees for qualifying referrals, newspaper and other media advertising, internet sourcing, marketing brochures distributed at colleges and vocational schools and community- or education-based job fairs. CBS Personnel actively recruits in each community in which it operates, through educational institutions, evening and weekend interviewing and open houses. At the corporate level, CBS Personnel maintains an in-house web-based job posting and resume process which allows distribution of job descriptions to over 3,000 national and local online job boards. Individuals may also submit a resume through CBS Personnel’s website.
      Following a prospective employee’s identification, CBS Personnel systematically evaluates each candidate prior to placement. The employee application process includes an interview, skills assessment test, education verification and reference verification, and may include drug screening and background checks depending upon customer requirements.

Competition
      The temporary staffing industry is highly fragmented and, according to the U.S. Census Bureau in 2002, was comprised of approximately 11,500 service providers, the vast majority of which generate less than $10 million in annual revenues. Of the total number of service providers, over 80% are single-office firms. Staffing services firms with more than 10 establishments account for only 1.6% of the total number of service providers, or 187 companies, but generate 49.3% of revenues in the temporary staffing industry. The largest publicly owned companies specializing in temporary staffing services are Adecco, SA, Vedior NV, Randstad Holdings NV, and Kelly Services Inc. The employee leasing industry consists of approximately 4,200 service providers. Our largest national competitors in employee leasing include

Administaff, Inc., Gevity HR, and the employee leasing divisions of large business service companies such as Automatic Data Processing, Inc., and Paychex, Inc.
      CBS Personnel competes with both large, national and small, local staffing companies in its markets for clients. Competition in the temporary staffing industry revolves around quality of service, reputation and price. Notwithstanding this level of competition, CBS Personnel’s management believes CBS Personnel benefits from a number of competitive advantages, including:

•	multiple offices in its core markets;

•	long-standing relationships with its clients;

•	a large database of qualified temporary workers which enables CBS Personnel to fill orders rapidly;

•	well-recognized brands and leadership positions in its core markets; and

•	a reputation for treating employees well and offering competitive benefits.
      Numerous competitors, both large and small, have exited or significantly reduced their presence in many of CBS Personnel’s markets. CBS Personnel’s management believes that this trend has resulted from the increasing importance of scale, client demands for broader services and reduced costs, and the difficulty that the strong positions of market leaders, such as CBS Personnel, present for competitors attempting to grow their client base.
      CBS Personnel also competes for qualified employee candidates in each of the markets in which it operates. Management believes that CBS Personnel’s scale and concentration in each of its markets provides it with significant recruiting advantages. Key among the factors affecting a candidate’s choice of employers is the likelihood of reassignment following the completion of an initial engagement. CBS Personnel typically has numerous clients with significantly different hiring patterns in each of its markets, increasing the likelihood that it can reassign individual employees and limit the amount of time an employee is in transition. As employee referrals are also a key component of its recruiting efforts, management believes local market share is also key to its ability to identify qualified candidates.

Tradenames
      CBS Personnel uses the following tradenames: CBS Personnel tm, CBS Personnel Services tm, Columbia Staffing tm, Columbia Healthcare Services tm and Venturi Staffing Partners tm. These trade names have strong brand equity in their markets and have significant value to CBS Personnel’s business.

Facilities
      CBS Personnel, headquartered in Cincinnati, Ohio, currently provides staffing services through all 132 of its branch offices located in 16 states. The following table shows the number of branch offices located in each state in which CBS Personnel operates and the employee hours billed by those branch offices for the fiscal year ended December 31, 2005.

	Number of	Employee
State	Branch Offices*	Hours Billed

		(In thousands)
Ohio	23	10,034
California	20	4,002
Kentucky	14	4,446
Texas	13	4,533
South Carolina	12	2,598
North Carolina	8	1,894
Illinois	8	1,087
Indiana	6	2,218
Pennsylvania	6	991
Massachusetts	5	436
Georgia	4	573
Virginia	3	1,163
New York	2	743
Alabama	2	418
New Jersey	2	160
Washington	1	130
Florida	1	109
Rhode Island	1	56

*	Subsequent to December 31, 2005, CBS Personnel closed offices in Tampa, Florida, Pawtucket, Rhode Island and Boston, Massachusetts; opened an office in each of Fort Wayne, Indiana and Hebron, Ohio; and opened two offices in Dallas, Texas.
     All of the above branch offices, along with CBS Personnel’s principal executive offices in Cincinnati, Ohio, are leased. Lease terms are typically 3 to 5 years. CBS Personnel does not anticipate any difficulty in renewing these leases or in finding alternative sites in the ordinary course of business.

Regulatory Environment
      In the United States, temporary employment services firms are considered the legal employers of their temporary workers. Therefore, state and federal laws regulating the employer/employee relationship, such as tax withholding and reporting, social security and retirement, equal employment opportunity and Title VII Civil Rights laws and workers’ compensation, including those governing self-insured employers under the workers’ compensation systems in various states, govern CBS Personnel’s operations. By entering into a co-employer relationship with employees who are assigned to work at client locations, CBS Personnel assumes certain obligations and responsibilities of an employer under these federal and state laws. Because many of these federal and state laws were enacted prior to the development of nontraditional employment relationships, such as professional employer, temporary employment, and outsourcing arrangements, many of these laws do not specifically address the obligations and responsibilities of nontraditional employers. In addition, the definition of “employer” under these laws is not uniform.
      Although compliance with these requirements imposes some additional financial risk on CBS Personnel, particularly with respect to those clients who breach their payment obligation to CBS Personnel, such compliance has not had a material adverse impact on CBS Personnel’s business to date. CBS Personnel believes that its operations are in compliance in all material respects with applicable federal and state laws.

Workers’ Compensation Program
      As the employer of record, CBS Personnel is responsible for complying with applicable statutory requirements for workers’ compensation coverage. State law (and for certain types of employees, federal law) generally mandates that an employer reimburse its employees for the costs of medical care and other specified benefits for injuries or illnesses, including catastrophic injuries and fatalities, incurred in the course and scope of employment. The benefits payable for various categories of claims are determined by state regulation and vary with the severity and nature of the injury or illness and other specified factors. In return for this guaranteed protection, workers’ compensation is considered the exclusive remedy and employees are generally precluded from seeking other damages from their employer for workplace injuries. Most states require employers to maintain workers’ compensation insurance or otherwise demonstrate financial responsibility to meet workers’ compensation obligations to employees.
      In many states, employers who meet certain financial and other requirements may be permitted to self-insure. CBS Personnel self-insures its workers’ compensation exposure for a portion of its employees. Regulations governing self-insured employers in each jurisdiction typically require the employer to maintain surety deposits of government securities, letters of credit or other financial instruments to support workers’ compensation claims in the event the employer is unable to pay for such claims.
      As a self-insured employer, CBS Personnel’s workers’ compensation expense is tied directly to the incidence and severity of workplace injuries to its employees. CBS Personnel seeks to contain its workers’ compensation costs through an aggressive approach to claims management, including assigning injured workers, whenever possible, to short-term assignments which accommodate the workers’ physical limitations, performing a thorough and prompt on-site investigation of claims filed by employees, working with physicians to encourage efficient medical management of cases, denying questionable claims and attempting to negotiate early settlements to mitigate contingent and future costs and liabilities. Higher costs for each occurrence, either due to increased medical costs or duration of time, may result in higher workers’ compensation costs to CBS Personnel with a corresponding material adverse effect on its financial condition, business and results of operations.

Legal Proceedings
      CBS Personnel is, from time to time, involved in litigation and various claims and complaints arising in the ordinary course of business. In the opinion of CBS Personnel’s management, the ultimate disposition of these matters will not have a material adverse effect on CBS Personnel’s financial condition, business and results of operations.

Capital Structure
      See the section entitled “The Acquisitions of and Loans to Our Initial Businesses — CBS Personnel” for information about CBS Personnel’s capital structure and the shares to be acquired in this offering.

Employees
      As of December 31, 2005, CBS Personnel employed approximately 88 individuals in it its corporate staff and approximately 733 staff members in its branch locations. During the year ended December 31, 2005, CBS Personnel employed over 130,000 temporary personnel on engagements of varying durations.
      Temporary employees placed by CBS Personnel are generally CBS Personnel’s employees while they are working on assignments. As employer of its temporary employees, CBS Personnel maintains responsibility for applicable payroll taxes and the administration of the employee’s share of such taxes.
      CBS Personnel’s staffing services employees are not under its direct control while working at a client’s business. CBS Personnel has not experienced any significant liability due to claims arising out of negligent acts or misconduct by its staffing services employees. The possibility exists, however, of claims being asserted against CBS Personnel, which may exceed its liability insurance coverage, with a resulting material adverse effect on its financial condition, business and results of operations.

Crosman

Overview
      Crosman, headquartered in East Bloomfield, New York, was one of the first manufacturers of airguns and is a manufacturer and distributor of recreational airgun products and related accessories. To a lesser extent, Crosman also designs, markets and distributes paintball products and related accessories through GFP. Crosman’s products are sold in over 6,000 retail locations worldwide through approximately 500 retailers, which include mass retailers, such as Wal-Mart and Kmart, and sporting goods retailers, such as Dick’s Sporting Goods and Big 5 Sporting Goods. While Crosman’s primary market is the United States (accounting for approximately 87% of net sales for the fiscal year ended June 30, 2005 and approximately 89% and approximately 89% of net sales for the six months ended December 26, 2004 and January 1, 2006, respectively), Crosman distributes its products in the United States and 44 other countries worldwide.
      The Crosmantm brand is one of the pre-eminent names in the recreational airgun market and is widely recognized in the broader outdoor sporting goods industry. Crosman markets a full line of recreational airgun products, airgun accessories and related products under its own trademark brands as well as under other well-established brands through licensing or distribution agreements. Crosman markets paintball products, including markers (which are paintball projection devices), paintballs, paintball accessories and related products, primarily under the Game Facetm brand. Crosman’s senior management, collectively, has approximately 83 years of experience in the recreational products industry and closely related industries.
      For the six months ended January 1, 2006 and December 26, 2004, Crosman had net sales of approximately $45.2 million and $38.2 million, respectively, and net income of approximately $2.8 million and $2.3 million, respectively. For the fiscal year ended June 30, 2005, Crosman had net sales of approximately $70.1 million and net income of approximately $0.5 million.

History of Crosman
      Crosman was founded in 1923 as Crosman Rifle Company and was one of the first manufacturers of recreational airguns in the United States. In 1971, Coleman Corporation, or Coleman, acquired Crosman. In 1990, Coleman sold Crosman to Worldwide Sports and Recreation, Inc., or Worldwide Sports, a marketer of outdoor recreational products and sporting goods. In 1997, certain executives of Crosman and other equity investors acquired Crosman from Worldwide Sports. In October 2001, Crosman formed GFP to market paintball products and related accessories primarily under the Game Facetm brand. A subsidiary of CGI acquired a majority interest in Crosman in February 2004, as part of a transaction involving a simultaneous stock purchase, stock redemption and recapitalization.

Industry
      Crosman competes in the recreational airgun and paintball markets within the outdoor sporting goods industry. According to the National Sporting Goods Association, the United States sporting goods equipment industry generated approximately $22.9 billion in retail sales in 2004. Within this industry, Crosman’s management estimates that sales in the market categories in which Crosman competes were approximately $235 million in 2004.

Recreational Airgun Market
      For the year ended December 31, 2004, management estimates that the worldwide recreational airgun industry was approximately $315 million and the United States recreational airgun market represented approximately 75% of this amount, or $235 million. Management estimates that United States 2004 sales consisted of approximately $125 million in air rifles and air pistols, approximately $55 million in soft airguns and approximately $55 million in airgun consumables. Crosman estimates that it has an approximately 40% share of the United States recreational airgun market excluding consumables based on its net sales of $45.2 million and $70.1 million for the six months ended January 1, 2006 and fiscal year ended June 30, 2005, respectively.
      The recreational airgun market is a mature industry and experiencing slow and steady growth through increasing popularity of target shooting in the United States and increased spending by baby boomers.
      Crosman’s management believes several factors will likely stimulate further market growth, including:

•	Broad Distribution — Mass retailers have become the primary distribution channel for recreational airguns, airgun accessories and related products because of the high margin and high turnover attributes of such products. Continued mass retailer participation in the recreational airgun market should continue to broaden the audience of potential consumers.

•	Increasing Popularity of Recreational Airguns — The popularity of activities involving recreational airguns, such as target shooting, increased from 2000 to 2003 according to the Sporting Goods Manufacturers Association, or SGMA, and management believes it will continue to grow. This has resulted in increased participation in such activities, which has resulted in increased sales, partly due to the mini-baby boom of the early 1990s, which is expected to drive up sales in the next decade. Management of Crosman believes that sales of recreational airguns, and in particular soft air guns, should continue to grow as participation in activities involving recreational airguns increases.

•	Increased Level of Regulations on Firearms — As laws concerning the purchase and use of firearms become more stringent, management of Crosman believes that sales of airguns, particularly in the high-end sector, should continue to increase because of the similar nature to firearms and the less restrictive regulatory environment concerning the purchase and use of airguns.

Paintball Market
      For the year ended December 31, 2004, wholesale sales in the United States paintball market, consisting of paintball products and accessories, was estimated at $417 million according to the SGMA. While there are a number of manufacturers who make only paintball guns and accessories, a few airgun manufacturers also participate in the paintball market due to the close relations between paintball products and airgun products. Most paintball manufacturers provide both paintball products and accessories.
      Paintball participation levels in the United States have increased from 5.9 million in 1998 to approximately 9.6 million in 2004, with more than 1.7 million participants playing on a frequent basis (more than 15 times a year) according to the SGMA. This increase is due to the increasingly broader group of players, including corporate groups, youth leagues, church organizations and others, that have begun participating in paintball as well as the availability of paintball and related products through mass retailers.

Products
      Crosman designs, manufactures and distributes recreational airgun products and paintball products. Crosman currently sells products in approximately 38 product families under the following trademarks: Crosman®, Benjamin Sheridantm, Copperhead tm, Powerletstm, AirSource®, Game Facetm and Crosman Soft Airtm, as well as other well-known brands through licensing or distribution agreements.

Recreational Airgun Products
      Crosman’s recreational airgun products are comprised of a variety of product categories of airguns, with different propellant technologies (such as pneumatic pump-action, CO2 gas-powered, and spring air), styles, materials, sizes and types of ammunition, consumables (such as BBs, pellets and CO2 cartridges and accessories) and other products (such as scopes and targets). The following is an overview of Crosman’s product lines:

•	Air Rifles — Crosman offers 14 air rifle product families with typical retail prices ranging from $30 to $150, with high-end models retailing for prices up to $800. Crosman markets its air rifles under the following brands: Crosman®, Benjamin Sheridantm, and, through licensing agreements, Remingtontm and Walthertm. For the fiscal year ended June 30, 2005, air rifles accounted for approximately $24.1 million, or 34%, of Crosman’s net sales. For the six months ended December 26, 2004 and January 1, 2006, air rifles accounted for approximately $14.0 million, or 37%, and $14.3 million, or 32% of net sales, respectively.

•	Air Pistols — Crosman markets 14 air pistol product families with average retail prices ranging from $20 to $100. Crosman markets its air pistols under the following brands: Crosman® and, through licensing agreements, Berettatm, Colt tm, Smith & Wessontm, and Walthertm. For the fiscal year ended June 30, 2005, air pistols accounted for approximately $11.8 million, or 17%, of Crosman’s net sales. For the six months ended December 26, 2004 and January 1, 2006, air pistols accounted for approximately $6.4 million, or 17%, and $6.7 million, or 15% of net sales, respectively.

•	Soft Air Airguns — Soft air airguns fire plastic BBs at low velocities. Crosman began selling soft air airguns in May 2002. Crosman markets its soft air airguns under the Crosman Soft Airtm brand. For the fiscal year ended June 30, 2005, Soft Air accounted for approximately $15.6 million, or 22%, of Crosman’s net sales. For the six months ended December 26, 2004 and January 1, 2006, Soft Air accounted for approximately $8.4 million, or 22%, and $15.4 million, or 34% of net sales, respectively.

•	Consumables — Crosman is a manufacturer of airgun consumables, including CO2 cartridges and ammunition (BBs and pellets). Crosman markets its consumables under the Crosman® and Copperhead tm brands and markets its CO2 cartridges product families under the Powerletstm and AirSource® brands. For the fiscal year ended June 30, 2005, consumables accounted for approximately $16.9 million, or 24%, of Crosman’s net sales. For the six months ended December 26, 2004 and January 1, 2006, consumables accounted for approximately $8.6 million, or 22%, and $8.2 million, or 18% of net sales, respectively.

•	Accessories and Other Products — Crosman also offers a variety of miscellaneous recreational airgun accessories, such as scopes, laser sights and targets, as well as other products such as slingshots. Crosman markets its products in this category under the Crosman® brand. For the fiscal year ended June 30, 2005, accessories and other products accounted for approximately $1.6 million, or 2%, of Crosman’s net sales. For the six months ended December 26, 2004 and January 1, 2006, accessories and other products accounted for approximately $0.8 million, or 2%, and $0.6 million, or 1% of net sales, respectively.

Paintball Products
      Crosman designs, manufactures and distributes paintball products and related accessories through GFP, its 50%-owned joint venture. Crosman is responsible for all operational aspects of GFP, including product development, sales, warehousing, shipping, administration, finance and accounting. Crosman is paid 5% of GFP’s net sales for these services. Crosman includes 50% of this payment from GFP in non-operating income and 50% as a reduction to its selling expenses. Paintball products through GFP include paintball markers, paint, disposable CO2 tanks, facemasks, protective gear and marker components, such as ammunition Hoppers, gloves and protective vests. GFP markets its paintball products and accessories products under the Game Facetm brand. For the fiscal year ended June 30, 2005, GFP had approximately $13.6 million in net sales. For the six months ended December 26, 2004 and January 1, 2006, GFP had approximately $5.8 million and $6.6 million in net sales, respectively.

Competitive Strengths
      Crosman’s management believes that Crosman possesses the following competitive strengths, which have enabled it to maintain its leadership position in its markets while continuing to grow by successfully introducing new products:

•	Leading Market Position — Management believes Crosman has achieved a strong position in the design, manufacturing and distribution of recreational airgun products by investing the necessary resources to establish its strong brands, broad product offering, efficient manufacturing capabilities, excellent sourcing and distribution relationships and by assembling a strong management team. It currently has an approximately 40% share of the United States recreational airgun market which it expects will allow it to further penetrate the paintball market and introduce new products in the recreational airgun market.

•	Strong Brand Portfolio — Crosman owns one of the pre-eminent brand portfolios in the recreational airgun market and is widely recognized in the broader outdoor sporting goods industries. Crosman’s recreational airgun products are recognized for their quality features and craftsmanship. The strength of Crosman’s brands portfolio has positioned it as a source for a broad variety of recreational airgun and paintball products and should enable it to capture additional market share.

•	Established, Long-Term Relationships with Significant Retailers — Crosman has served two of its top retailers, Wal-Mart and Kmart, for over 25 years and its top ten retailers for an average of 14 years. Crosman invests in its retailer relationships by working closely with retailers in an effort to increase their sales and margins, manage inventory levels and provide superior service to the consumer. Such dedication to relations with their retailers contributes to Crosman’s strong and long-term relationships with its significant retailers.

•	High Margin Product Focus — Crosman’s focus on products in the mid- to high-end of the retail price spectrum combined with its low-cost manufacturing capabilities generate higher margins for Crosman and its retailers. We believe that such a focus permits Crosman and its retailers to earn greater margins as compared to major competitors’ lower-priced products.

•	Dedication to High Product Quality Standards — Crosman closely monitors the quality of its manufacturing process, beginning by routinely verifying the quality of its raw material used in the manufacturing process. In addition, each component is inspected on the assembly line prior to assembly of the final product. After production, each product is tested and undergoes a final inspection prior to packaging. Such attentive detail to quality has resulted in Crosman experiencing an approximately 1% defect rate with respect to its recreational air guns.

•	Proven Product Development Capability — Since 2001, under Crosman’s current management team, Crosman became dedicated to bringing innovative new products to market. For example, since 2001, Crosman has introduced several new products including the 88-gram AirSource® CO2 cartridges, the Benjamin Sheridantm and Crosman® break-barrel spring air rifles, an innovative blow-back semi-automatic air rifle, and soft air airguns marketed under the Crosman Soft Airtm brand name. GFP also introduced a new 88-gram AirSource® disposable CO2 tank in January 2003. Crosman’s strength in developing new products is demonstrated by net sales of new products introduced since 2001 of approximately $33.6 million, or 48%, for fiscal year ended June 30, 2005.

•	Experienced Management Team — Crosman’s senior management, collectively, has approximately 83 years of experience in the recreational products industry and closely related industries. Since 2001, the current management team has effected significant improvements in Crosman’s financial performance by focusing on developing new products, leveraging distribution channels to improve market penetration, improving operational efficiencies and expanding and refining supplier networks.

Business Strategies
      Crosman’s strategy is to continue to build on its manufacturing and distribution strengths by focusing on:

•	Driving Organic Growth — Crosman’s management believes that Crosman can leverage its competitive strengths to increase sales of its current products and introduce new products to capitalize on the expected growth in the recreational airgun and paintball markets. Management believes that Crosman can continue to increase its sales by maintaining and building upon its strong relationships with its retailers to more aggressively promote its products and to introduce and promote new products.

•	Maintaining Focus on Cost Control and Operating Efficiency — In an effort to achieve further sustainable margin improvements, Crosman plans to maintain its focus on cost control by continuing to improve its manufacturing efficiency and to refine its supplier network. Crosman’s budgeting process allows it to measure departmental spending against budgets each month and to compensate supervisors based partially on their ability to spend at or below budgeted levels. Crosman also has a capital expenditure approval process in which projects must meet return on investment and payback period guidelines before capital projects may be initiated.

•	Pursuing Complementary Acquisitions — Crosman intends to pursue strategic acquisition opportunities that will allow it to leverage its competitive strengths to increase sales or improve margins. Such opportunities may include the acquisition of products or recognized brands to broaden or deepen Crosman’s product portfolio as well as the acquisition of suppliers to reduce the costs of its finished goods. Crosman’s management intends to make acquisitions only to the extent it believes such acquisitions will be accretive to its cash flow.

Research and Development
      Crosman uses a highly systematized and formalized new product development process that involves all of its senior managers and select members of its sales force. Since 2002, Crosman has introduced several new products including the 88-gram AirSource® CO2 cartridges, an innovative blow-back semi-automatic air rifle and the Benjamin Sheridantm and Crosman® break-barrel spring air rifles. Crosman is dedicated to bringing innovative new products to market and has spent an average of approximately $500,000 annually during the past four years on new product development. Crosman has provided for approximately $800,000 annually to fund new product development in the future. In addition, Crosman utilizes third party service providers to assist in new product development.

Customers
      Crosman sells recreational airguns, accessories and related products at over 6,000 retail locations to approximately 500 retailers worldwide, including mass retailers, sporting goods retailers and distributors. GFP’s paintball products are sold through the same base of retailers currently selling Crosman’s recreational airguns. Approximately 86% of Crosman’s net sales are to retailers and 14% are to distributors or original equipment manufacturers.
      Crosman’s top ten customers accounted for approximately 71.3% of net sales, excluding GFP, for fiscal year ended June 30, 2005, with Wal-Mart, Crosman’s largest customer, accounting for approximately 37.2% of gross sales, excluding GFP, for fiscal year ended June 30, 2005. On average, Crosman has sold products to its top 10 customers for 14 years. Crosman has been selling recreational airguns to each of Wal-Mart and another top customer, Kmart, for over 25 years. Crosman is able to maintain its long-term relationships with these customers as a result of its quality products, brand recognition and position in the mid- to high-end market for airguns, where there are limited competitors that provide similar quality products and brand recognition. This has enabled both Crosman and its customers to maintain consistent margins on Crosman products over the long term.

Sales and Marketing
      Crosman markets and sells several brands of recreational airgun products and, through GFP, paintball products to major mass retailers, sporting goods retailers and other distributors. Each brand is generally positioned to have a combination of overall product quality, features and retail price ranges that differentiate it from other brands marketed by Crosman and GFP. Crosman and GFP’s marketing programs emphasize the high level of quality of their products to consumers. They also engage in marketing and sales initiatives to assist their retailers’ sales to their end consumers. Crosman and GFP proactively pursue product sales promotions with their retailers by coordinating specific price discounts during holidays to increase shelf space during critical retail sales periods. GFP uses a similar retail distribution network for markers and paintball products.
      Crosman also provides structured programs taught by professionals to educate people about the safe and responsible use of recreational airguns and to attract new participants to shooting sports. These programs include Education in Recreational Airgun Shooting for Youth, a program delivered by Crosman to non-profit groups, such as the Boy/ Girl Scouts of America, 4-H and Future Farmers of America.
      Crosman’s sales team possesses substantial experience in the sporting goods industry and encompasses both internal and manufacturer’s sales representatives. Crosman has seven sales representatives and six manufacturer’s representative groups.

Competition
      Crosman’s management estimates that it currently has approximately 40% of the United States recreational airgun market. Competitors in the recreational airgun market include numerous manufacturers of recreational airguns located in the United States as well as abroad. Crosman’s most significant competitor is Daisy Manufacturing Company, Inc. (“Daisy”). Daisy is primarily established in the low- to middle-range product price range with products typically retailing between $15 and $40. Crosman has a number of competitors in the soft air airgun market, but Crosman considers Cybergun SA to be its primary competitor in that market. The paintball industry is highly fragmented. GFP’s competitors include Brass Eagle, Inc., which is owned by K2, Inc., The Kingman Group, Tippmann Pneumatics, LLC, and Pursuit Marketing, Inc.

Suppliers
      To manufacture its products, Crosman utilizes raw materials, including metals, plastics and wood as well as manufactured parts, purchased from independent suppliers. Crosman also purchases a number of products manufactured by external vendors, including soft air airguns, certain replica airguns and airgun accessories, which it then distributes under its own brand names. Crosman considers its relationship with its suppliers to be good. Crosman has not experienced interruptions in operations due to a lack of supply of materials and Crosman’s management does not anticipate any such interruptions in the foreseeable future. Crosman maintains flexibility with its sourcing and is not reliant on any one supplier.

Intellectual Property
      Crosman currently has 13 patents in the United States, the most material of which was issued on September 13, 2005 and covers the design of the paintball marker adapter for the 88-gram CO2 cartridge sold under the AirSource® name.
      Although Crosman believes that patents are useful in maintaining Crosman’s competitive position, it considers other factors, such as Crosman’s trademarked brand names, pre-eminent name recognition, ability to design innovative products and technical and marketing expertise to be its primary competitive advantages. Crosman’s products are marketed under the following company-owned and trademarked brand names: Crosman®, Benjamin Sheridantm, Copperheadtm, Game Facetm, Powerletstm, AirSource® and Crosman Soft Airtm brand names.

      In 2002, Crosman began marketing and distributing recreational airgun products under several other well established brands under licensing or distribution agreements.

Facilities
      Crosman conducts its manufacturing operations in a 225,000 square-foot facility on a company-owned 49-acre campus located in East Bloomfield, New York, approximately 30 miles southeast of Rochester. In addition, Crosman utilizes approximately 43,500 square feet of leased warehouse space in nearby Canandaigua, New York for paintball warehousing and shipping operations. Crosman also owns an 8,000 square-foot manufacturing operation in Stover, Missouri devoted to fabricating wood components. Crosman has the ability to expand its plant on its 49-acre East Bloomfield, New York property.

Regulatory Environment
      Crosman’s management believes Crosman is in compliance with all regulations governing recreational airguns and paintball products in the markets where those products are sold. United States federal firearms laws do not apply to recreational airguns or paintball products, however, various United States state and municipal laws and regulations do. These laws generally pertain to the retail sale and use of recreational airguns and paintball products.
      In the United States, recreational airgun and paintball products are within the jurisdiction of the CPSC. Under CPSC regulations, a manufacturer of consumer goods is obligated to notify the CPSC if, among other things, the manufacturer becomes aware that one of its products has a defect that could create a substantial risk of injury. If the manufacturer has not already undertaken to do so, the CPSC may require a manufacturer to recall a product, which may involve product repair, replacement or refund. Crosman’s products may also be subject to recall pursuant to regulations in other jurisdictions where Crosman’s products are sold. Crosman initiated four product recalls during the last five years, in each case resulting in non-material financial consequences for Crosman and no personal injuries associated with the recalled products were reported to Crosman. Three of the four products were not manufactured by Crosman and Crosman is fully indemnified by its supplier for such products.
      The American Society of Testing Materials (“ASTM”), a non-governmental self-regulating association, has been active in developing voluntary standards regarding recreational airguns, paintball markers, paintball fields and paintball face protection. Crosman’s representatives are active on the relevant ASTM subcommittees and in developing the relevant product safety standards. Crosman’s management believes that Crosman routinely follows, and is in compliance with, ASTM standards. Any failure to comply with any current or pending ASTM standard may have a material adverse effect on Crosman’s financial condition, results of operations and cash flows.
      Many jurisdictions outside of the United States also have legislation limiting the power, distribution and/or use of Crosman’s products. Crosman works with its distributors in each jurisdiction to ensure that it is in compliance with applicable law.
      Crosman’s facilities and operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances. See the section entitled “— Legal Proceedings” for more information. Although Crosman’s management believes that Crosman is in compliance, in all material respects, with applicable environmental and occupational health and safety laws and regulations, there can be no assurance that new requirements, more stringent application of existing requirements, or discovery of previously unknown environmental conditions will not result in material environmental expenditures in the future.

Legal Proceedings
      As a manufacturer of recreational airguns, Crosman is involved in various litigation matters that occur in the ordinary course of business. Crosman has experienced limited product liability and related expenses over the company’s history. Crosman’s management believes that this record is a result of Crosman’s focus on producing quality products that incorporate proven and reliable safety features, the consistent use of packaging materials that contain clear consumer instructions and safety warnings and Crosman’s practice of consistently defending itself from product liability claims.
      Since the beginning of 1994, Crosman has been named as a defendant in 56 lawsuits and has been the subject of 92 other claims made by persons alleging to have been injured by its products. To date, 96 of these cases have been terminated without payment and 26 of these cases have been settled at an aggregate settlement cost of approximately $1,725,000. As of the date of this prospectus, Crosman is involved in 4 product liability cases and 22 claims were brought against Crosman by persons alleging to have been injured by its products.
      In addition, GFP has been the subject of three claims made by persons alleging to be injured by its products. Two of these claims have been resolved without payment and, as of the date of this prospectus, the third has not been resolved and remains active.
      Crosman maintains product liability insurance to insure against potential claims. Management believes such insurance will be adequate to cover Crosman’s products liability claims exposure, but no assurance can be given that such coverage will be adequate to cover product liability claims against Crosman.
      Crosman has signed consent orders with the DEC to investigate and remediate soil and groundwater contamination at its facility in East Bloomfield, New York. Pursuant to a contractual indemnity and related agreements, the costs of investigation and remediation have been paid by a third-party that is the successor to the prior owner and operator of the facility, which also has signed the consent orders with the DEC. In 2002, the DEC indicated that additional remediation of ground water may be required. Crosman has engaged in discussions with the DEC regarding the need for additional remediation. To date, the DEC has not required any additional remediation. Although management believes that the third party is contractually obligated to pay any additional costs for resolving site remediation issues with the DEC and that the third party will continue to honor its commitments, there can be no assurance that the third party will have the financial ability to pay or will continue to pay for future site remediation costs, which could be material if the DEC requires additional groundwater remediation.
      While the outcome of these legal proceedings and other matters cannot at this time be predicted with certainty, Crosman’s management does not expect that the outcome of these matters will have a material effect upon Crosman’s financial condition or results of operations.

Capital Structure
      See the section entitled “The Acquisitions of and Loans to Our Initial Businesses — Crosman” for information about Crosman’s capital structure and the shares to be acquired in this offering.

Employees
      As of December 31, 2005, Crosman employed approximately 220 people, consisting of 53 salaried and 167 hourly personnel. GFP’s operations are performed by Crosman’s personnel. Crosman supplements its full-time work force with up to 200 temporary employees during periods of increased production demand.
      Crosman has a stock incentive plan that permits it to issue stock options and other stock-related awards to its officers, non-employee directors and employees. As of April 1, 2006, a member of Crosman’s senior management team held options to purchase 30,000 shares of Crosman’s common stock. CGI’s subsidiary and an unaffiliated investor hold contingent, unvested warrants to purchase shares of common stock of Crosman. The warrants were received as an inducement for the holders to guarantee certain obligations of Crosman in connection with the agreement pursuant to which CGI’s subsidiary acquired its controlling interest in Crosman. The holders are entitled to purchase that number of shares that could be purchased with the amounts paid in satisfaction of the holders’ guarantees. Such warrants would be exercisable if (1) Crosman were obligated to pay to the former owners of Crosman an earn-out based on the attainment of certain financial performance benchmarks for the fiscal year ending June 30, 2006 and

(2) Crosman failed to make such payments and the warrant holders were required to satisfy such obligation pursuant to their guaranty. A similar earn-out with respect to the fiscal year ended June 30, 2005 was not triggered. There are currently no other options or other securities convertible or exchangeable into shares of common stock issued and outstanding.
      Crosman also maintains a senior management stock purchase and loan program pursuant to which Crosman made loans to certain managers of Crosman for the purpose of purchasing Crosman’s common stock. With respect to a loan made to its chief executive officer, such loan is secured by a pledge of approximately 46% of his shares. In addition, approximately 23% of the shares of the chief executive officer are subject to a repurchase option held by Crosman and exercisable upon the termination of his employment for any reason. The repurchase option in respect of the shares of the chief executive officer lapses at a rate of 25% on February 10th of each year beginning February 10, 2005, with the repurchase option lapsing in total on February 10, 2008. Each loan to a senior manager other than the chief executive officer is secured by a pledge of all of the shares of common stock of Crosman acquired by such senior manager pursuant to this stock purchase and loan program. In addition, those shares of common stock acquired by such senior managers through the stock purchase and loan program are subject to a repurchase option held by Crosman and exercisable upon such senior manager’s termination of employment with Crosman for any reason. The repurchase options on the shares held by these senior managers do not lapse.
Advanced Circuits

Overview
      Advanced Circuits, headquartered in Aurora, Colorado, is a provider of prototype and quick-turn printed circuit boards, or PCBs, throughout the United States. Advanced Circuits also provides its customers high volume production services in order to meet its clients’ complete PCB needs. The prototype and quick-turn portions of the PCB industry are characterized by customers requiring high levels of responsiveness, technical support and timely delivery. Due to the critical roles that PCBs play in the research and development process of electronics, customers often place more emphasis on the turnaround time and quality of a customized PCB than on the price. Advanced Circuits meets this market need by manufacturing and delivering custom PCBs in as little as 24 hours, providing customers with approximately 98.0% error-free production and real-time customer service and product tracking 24 hours per day. In 2005, approximately 66% of Advanced Circuits’ net sales were derived from highly profitable prototype and quick-turn production PCBs. Advanced Circuits’ success is demonstrated by its broad base of over 4,000 customers with which it does business each month. These customers represent numerous end markets, and for the year ended December 31, 2005, no single customer accounted for more than 2% of net sales. Advanced Circuits’ senior management, collectively, has approximately 90 years of experience in the electronic components manufacturing industry and closely related industries.
      For the fiscal year ended December 31, 2005 and December 31, 2004, Advanced Circuits had net sales of approximately $42.0 million and $36.6 million, respectively, and net income of approximately $12.6 million and $12.1 million, respectively.

History of Advanced Circuits
      Advanced Circuits commenced operations in 1989 through the acquisition of the assets of a small Denver based PCB manufacturer, Seiko Circuits. During its first years of operations, Advanced Circuits focused exclusively on manufacturing high volume, production run PCBs with a small group of proportionately large customers. In 1992, after the loss of a significant customer, Advanced Circuits made a strategic shift to limit its dependence on any one customer. In this respect, Advanced Circuits began focusing on developing a diverse customer base, and in particular, on providing research and development professionals at equipment manufacturers and academic institutions with low volume, customized prototype and quick-turn PCBs.

      In 1997 Advanced Circuits increased its capacity and consolidated its facilities into its current headquarters in Aurora, Colorado. During 2001 through 2003, despite a recession and a reduction in United States PCB manufacturing, Advanced Circuits’ sales expanded by 29% as its research and development focused customer base continued to require PCBs to perform day-to-day activities. In 2003, to support its growth, Advanced Circuits expanded its PCB manufacturing facility by approximately 37,000 square feet or approximately 150%.
      A subsidiary of CGI acquired a majority interest in Advanced Circuits in September 2005. That subsidiary currently owns approximately 71% and other members of our manager own approximately 1%, respectively, of Advanced Circuits’ common stock on a fully diluted basis.

Industry
      The PCB industry, which consists of both large global PCB manufacturers and small regional PCB manufacturers, is a vital component to all electronic equipment supply chains as PCBs serve as the foundation for virtually all electronic products, including cellular telephones, appliances, personal computers, routers, switches and network servers. PCBs are used by manufacturers of these types of electronic products, as well as by persons and teams engaged in research and development of new types of equipment and technologies. According to Custer Consulting Group’s February 2005 Business Outlook Global Electronics Industry, the global PCB market, including both captive and merchant production, was approximately $38.2 billion in 2004 and is expected to grow by over 6% annually through 2008.
      In contrast to global trends, however, production of PCBs in the United States has declined by approximately 60% since 2000, to approximately $3.8 billion in 2004, and is expected to remain flat over the next several years according to the TMRC survey: Analysis of the North American Rigid Printed Circuit Board and Related Materials Industries for the year 2004, which we refer to as the TMRC 2004 Analysis. The rapid decline in United States production was caused by (i) reduced demand for and spending on PCBs following the technology and telecom industry decline in early 2000 and (ii) increased competition for volume production of PCBs from Asian competitors benefiting from both lower labor costs and less restrictive waste and environmental regulations. While Asian manufacturers have made large market share gains in the PCB industry overall, both prototype production and the more complex volume production have remained strong in the United States.
      Both globally and domestically, the PCB market can be separated into three categories based on required lead time and order volume:

•	Prototype PCBs — These PCBs are manufactured typically for customers in research and development departments of original equipment manufacturers, or OEMs, and academic institutions. Prototype PCBs are manufactured to the specifications of the customer, within certain manufacturing guidelines designed to increase speed and reduce production costs. Prototyping is a critical stage in the research and development of new products. These prototypes are used in the design and launch of new electronic equipment and are typically ordered in volumes of 1 to 50 PCBs. Because the prototype is used primarily in the research and development phase of a new electronic product, the life cycle is relatively short and requires accelerated delivery time frames of usually less than 5 days and very high, error-free quality are required. Order, production and delivery time, as well as responsiveness with respect to each, are key factors for customers as PCBs are indispensable to their research and development activities.

•	Quick-Turn Production PCBs — These PCBs are used for intermediate stages of testing for new products prior to full scale production. After a new product has successfully completed the prototype phase, customers undergo test marketing and other technical testing. This stage requires production of larger quantities of PCBs in a short period of time, generally 10 days or less, while it does not yet require high production volumes. This transition stage between low-volume prototype production and volume production is known as quick-turn production. Manufacturing specifications conform strictly to end product requirements and order quantities are typically in volumes of 10 to 500. Similar to prototype PCBs, response time remains crucial as the delivery of quick-turn PCBs can be a gating item in the development of electronic products. Orders for quick-turn production PCBs conform specifically to the customer’s exact end product requirements.

•	Volume Production PCBs — These PCBs are used in the full scale production of electronic equipment and specifications conform strictly to end product requirements. Production PCBs are ordered in large quantities, usually over 100 units, and response time is less important, ranging between 15 days to 10 weeks or more.

      These categories can be further distinguished based on board complexity, with each portion facing different competitive threats. Advanced Circuits competes largely in the prototype and quick-turn production portions of the North American market, which have not been significantly impacted by the Asian based manufacturers due to the quick response time required for these products. The North American prototype and quick-turn production sectors combined represent approximately $1.4 billion in the PCB production industry according to the TMRC 2004 Analysis.
      Several significant trends are present within the PCB manufacturing industry, including:

•	Increasing Customer Demand for Quick-Turn Production Services — Rapid advances in technology are significantly shortening product life-cycles and placing increased pressure on OEMs to develop new products in shorter periods of time. In response to these pressures, OEMs invest heavily on research and development, which results in a demand for PCB companies that can offer engineering support and quick-turn production services to minimize the product development process.

•	Increasing Complexity of Electronic Equipment — OEMs are continually designing more complex and higher performance electronic equipment, requiring sophisticated PCBs. To satisfy the demand for more advanced electronic products PCBs are produced using exotic materials and increasingly have higher layer counts and greater component densities. Maintaining the production infrastructure necessary to manufacture PCBs of increasing complexity often requires significant capital expenditures and has acted to reduce the competitiveness of local and regional PCB manufacturers lacking the scale to make such investments.

•	Shifting of High Volume Production to Asia — Asian based manufacturers of PCBs are capitalizing on their lower labor costs and are increasing their market share of volume production of PCBs used, for example, in high-volume consumer electronics applications, such as personal computers and cell phones. Asian based manufacturers have been generally unable to meet the lead time requirements for prototype or quick-turn PCB production or the volume production of the most complex PCBs. This “offshoring” of high-volume production orders has placed increased pricing pressure and margin compression on many small domestic manufacturers that are no longer operating at full capacity. Many of these small producers are choosing to cease operations, rather than operate at a loss, as their scale, plant design and customer relationships do not allow them to focus profitably on the prototype and quick-turn sectors of the market.

Products and Services
      A PCB is comprised of layers of laminate and contains patterns of electrical circuitry to connect electronic components. Advanced Circuits manufactures 2 to 12 layer PCBs, and has the capability to manufacture up to 14 layer PCBs. The level of PCB complexity is determined by several characteristics, including size, layer count, density (line width and spacing), materials and functionality. Beyond complexity, a PCB’s unit cost is determined by the quantity of identical units ordered, as engineering and production setup costs per unit decrease with order volume, and required production time, as longer times often allow increased efficiencies and better production management. Advanced Circuits primarily manufactures lower complexity PCBs.
      To manufacture PCBs, Advanced Circuits generally receives circuit designs from its customers in the form of computer data files emailed to one of its sales representatives or uploaded on its interactive website. These files are then reviewed to ensure data accuracy and product manufacturability. Processing these computer files, Advanced Circuits generates images of the circuit patterns that are then physically developed on individual layers, using advanced photographic processes. Through a variety of plating and etching processes, conductive materials are selectively added and removed to form horizontal layers of thin circuits, called traces, which are separated by insulating material. A finished multilayer PCB laminates together a number of layers of circuitry. Vertical connections between layers are achieved by metallic plating through small holes, called vias. Vias are made by highly specialized drilling equipment capable of achieving extremely fine tolerances with high accuracy.
      Advanced Circuits assists its customers throughout the life-cycle of their products, from product conception through volume production. Advanced Circuits works closely with customers throughout each phase of the PCB development process, beginning with the PCB design verification stage using its unique online FreeDFM.com tool. FreeDFM.comtm, which was launched in 2002, enables customers to receive a free manufacturability assessment report within minutes, resolving design problems that would prohibit manufacturability before the order process is completed and manufacturing begins. The combination of Advanced Circuits’ user-friendly website and its design verification tool reduces the amount of human labor involved in the manufacture of each order as PCBs move from Advanced Circuits’ website directly to its computer numerical control, or CNC, machines for production, saving Advanced Circuits and customers cost and time. As a result of its ability to rapidly and reliably respond to the critical customer requirements, Advanced Circuits generally receives a premium for their prototype and quick-turn PCBs as compared to volume production PCBs.
      Advanced Circuits manufactures all high margin prototype and quick-turn orders internally but often utilizes external partners to manufacture production orders that do not fit within its capabilities or capacity constraints at a given time. Advanced Circuits has 11 external partners, some with multiple production facilities. As a result, Advanced Circuits constantly adjusts the portion of volume production PCBs produced internally to both maximize profitability and ensure that internal capacity is fully utilized.
      The following table shows Advanced Circuits’ gross revenue by products and services for the periods indicated:
Gross Sales by Products and Services(1)

	Fiscal Year Ended	Fiscal Year Ended	Fiscal Year Ended
	December 31, 2003	December 31, 2004	December 31, 2005

Prototype Production	41.8%	36.2%	34.0%
Quick-Turn Production	27.7%	29.6%	32.0%
Volume Production	17.0%	19.0%	20.1%
Third Party	13.5%	15.2%	13.9%

Total	100.0%	100.0%	100.0%

(1)	As a percentage of gross sales, exclusive of sale discounts.

Competitive Strengths
      Advanced Circuits has established itself as a provider of prototype and quick-turn PCBs in North America and focuses on satisfying customer demand for on-time delivery of high-quality PCBs. Advanced Circuits’ management believes the following factors differentiate it from many industry competitors:

•	Numerous Unique Orders Per Day — For the year ended December 31, 2005, Advanced Circuits received an average of over 270 customer orders per day. Due to the large quantity of orders received, Advanced Circuits is able to combine multiple orders in a single panel design prior to production. Through this process, Advanced Circuits is able to significantly reduce the number of costly, labor intensive equipment set-ups required to complete several manufacturing orders. As labor represents the single largest cost of production, management believes this capability gives Advanced Circuits a unique advantage over other industry participants. Advanced Circuits maintains proprietary software to maximize the number of units placed on any one panel design. A single panel set-up typically accommodates 1 to 12 orders. Further, as a “critical mass” of like orders are required to maximize the efficiency of this process, management believes Advanced Circuits is uniquely positioned as a low cost manufacturer of prototype and quick-turn PCBs.

•	Diverse Customer Base — Advanced Circuits possesses a customer base with little industry or customer concentration exposure. During fiscal year ended December 31, 2005, Advanced Circuits did business with over 4,000 customers and added approximately 200 new customers per month. Advanced Circuits’ website receives thousands of hits per day and, each month during 2005, it received approximately 600 requests to establish new web accounts. For the year ended December 31, 2005, no customer represented over 2% of net sales.

•	Highly Responsive Culture and Organization — A key strength of Advanced Circuits is its ability to quickly respond to customer orders and complete the production process. In contrast to many competitors that require a day or more to offer price quotes on prototype or quick-turn production, Advanced Circuits offers its customers quotes within seconds and the ability to place or track orders any time of day. In addition, Advanced Circuits’ production facility operates three shifts per day and is able to ship a customer’s product within 24 hours of receiving its order.

•	Proprietary FreeDFM.com Software — Advanced Circuits offers its customers unique design verification services through its online FreeDFM.com tool. This tool, which was launched in 2002, enables customers to receive a free manufacturability assessment report, within minutes, resolving design problems before customers place their orders. The service is relied upon by many of Advanced Circuits’ customers to reduce design errors and minimize production costs. Beyond improved customer service, FreeDFM.com has the added benefit of improving the efficiency of Advanced Circuits’ engineers, as many routine design problems, which typically require an engineer’s time and attention to identify, are identified and sent back to customers automatically.

•	Established Partner Network — Advanced Circuits has established third party production relationships with PCB manufacturers in North America and Asia. Through these relationships, Advanced Circuits is able to offer its customers a full suite of products including those outside of its core production capabilities. Additionally, these relationships allow Advanced Circuits to outsource orders for volume production and focus internal capacity on higher margin, short lead time, production and quick-turn manufacturing.

Business Strategies
      Advanced Circuits’ management is focused on strategies to increase market share and further improve operating efficiencies. The following is a discussion of these strategies:

•	Increase Portion of Revenue from Prototype and Quick-Turn Production — Advanced Circuits’ management believes it can grow revenues and cash flow by continuing to leverage its core prototype and quick-turn capabilities. Over its history, Advanced Circuits has developed a suite of capabilities that management believes allow it to offer a combination of price and customer service unequaled in the market. Advanced Circuits intends to leverage this factor, as well as its core skill set, to increase net sales derived from higher margin prototype and quick-turn production PCBs. In this respect, marketing and advertising efforts focus on attracting and acquiring customers that are likely to require these premium services. And while production composition may shift, growth in these products and services is not expected to come at the cost of declining sales in volume production PCBs as Advanced Circuits intends to leverage its extensive network of third-party manufacturing partners to continue to meet customers’ demand for these services.

•	Acquire Customers from Local and Regional Competitors — Advanced Circuits’ management believes the majority of its competition for prototype and quick-turn PCB orders comes from smaller scale local and regional PCB manufacturers. As an early mover in the prototype and quick-turn sector of the PCB market, Advanced Circuits has been able to grow faster and achieve greater production efficiencies than many industry participants. Management believes Advanced Circuits can continue to use these advantages to gain market share. Further, Advanced Circuits has begun to enter into prototype and quick-turn manufacturing relationships with several subscale local and regional PCB manufacturers. According to Fabfile online, in 2004 there were over 400 small PCB manufacturers with annual sales of under $10 million. Management believes that while many of these manufacturers maintain strong, longstanding customer relationships, they are unable to produce PCBs with short turn-around times at competitive prices. As a result, Advanced Circuits is beginning to seize upon a significant opportunity for growth by providing production support to these manufacturers or direct support to the customers of these manufacturers, whereby the manufacturers act more as a broker for the relationship.

•	Remain Committed to Customers and Employees — Over its history, Advanced Circuits has remained focused on providing the highest quality product and service to its customers. Management believes this focus has allowed Advanced Circuits to achieve its outstanding delivery and quality record. Advanced Circuits’ management believes this reputation is a key competitive differentiator and is focused on maintaining and building upon it. Similarly, management believes its committed base of employees is a key differentiating factor. Advanced Circuits currently has a profit sharing program and tri-annual bonuses for all of its employees. Management also occasionally sets additional performance targets for individuals and departments and establishes rewards, such as lunch celebrations or paid vacations, if these goals are met. Management believes that Advanced Circuits’ emphasis on sharing rewards and creating a positive work environment has led to increased loyalty. As a result, Advanced Circuits plans on continuing to focus on similar programs to maintain this competitive advantage.

Research and Development
      Advanced Circuits engages in continual research and development activities in the ordinary course of business to update or strengthen its order processing, production and delivery systems. By engaging in these activities, Advanced Circuits expects to maintain and build upon the competitive strengths from which it benefits currently.

Customers
      Advanced Circuits’ focus on customer service and product quality has resulted in a broad base of customers in a variety of end markets, including industrial, consumer, telecommunications, aerospace/defense, biotechnology and electronics manufacturing. These customers range in size from large, blue-chip manufacturers to small, not-for-profit university engineering departments. For the year ended December 31, 2005, no single customer accounts for more than 2% of net sales.
      The following table sets forth management’s estimate of Advanced Circuits’ approximate customer breakdown by industry sector for the fiscal year ended December 31, 2005:

2005 Customer
Industry Sector	Distribution

Electrical Equipment and Components	35%
Measuring Instruments	20%
Electronics Manufacturing Services	9%
Engineer Services	9%
Industrial and Commercial Machinery	5%
Business Services	5%
Wholesale Trade-Durable Goods	4%
Educational Institutions	3%
Transportation Equipment	2%
All Other Sectors Combined	8%

Total	100%

      Management estimates that over 70% of all Advanced Circuits’ orders are new, first time designs from either new or existing customers. Moreover, approximately 65% of Advanced Circuits’ orders are derived from orders delivered within five days.

Sales and Marketing
      Advanced Circuits has established a “consumer products” marketing strategy to both acquire new customers and retain existing customers. Advanced Circuits uses initiatives such as direct mail postcards, web banners, aggressive pricing specials and proactive outbound customer call programs. Advanced Circuits spends approximately 2% of net sales each year on its marketing initiatives and has 20 people dedicated to its marketing and sales efforts. These individuals are organized geographically and each is responsible for a region of North America. The sales team takes a systematic approach to placing sales calls and receiving inquiries and, on average, will place between 200 and 300 outbound sales calls and receive between 160 and 220 inbound phone inquiries per day. Beyond proactive customer acquisition initiatives, management believes a substantial portion of new customers are acquired through referrals from existing customers. Many other customers are acquired over the internet where Advanced Circuits generates approximately 85% of its orders from its website.
      Once a new client is acquired, Advanced Circuits offers an easy to use customer-oriented website and proprietary online design and review tools to ensure high levels of retention. By maintaining contact with its customers to ensure satisfaction with each order, Advanced Circuits has developed strong customer loyalty, as demonstrated by over 80% of its orders being received from existing customers. Included in each customer order is an Advanced Circuits pre-paid “bounce-back” card on which a customer can evaluate Advanced Circuits’ services and send back any comments or recommendations. Each of these cards is read by senior members of management, and Advanced Circuits adjusts its services to respond to the requests of its customer base.

Competition
      There are currently an estimated 500 active domestic PCB manufacturers. Advanced Circuits’ competitors differ amongst its products and services.
      Competitors in the prototype and quick-turn PCBs production industry include generally large companies as well as small domestic manufacturers. The three largest independent domestic prototype and quick-turn PCB manufacturers in North America are DDi Corp., TTM Technologies, Inc. and Merix Corporation. Though each of these companies produces prototype PCBs to varying degrees, in many ways they are not direct competitors with Advanced Circuits. In recent years, each of these firms has primarily focused on producing boards with higher layer counts in response to the offshoring of low and medium layer count technology to Asia. Compared to Advanced Circuits, prototype and quick-turn PCB production accounts for much smaller portions of each of these firm’s revenues. Further, these competitors often have much greater customer concentrations and a greater portion of sales through large electronics manufacturing services intermediaries. Beyond large, public companies, Advanced Circuits’ competitors include numerous small, local and regional manufacturers, often with revenues of under $10 million, that have long-term customer relationships and typically produce both prototype and quick-turn PCBs and production PCBs for small OEMs and EMS companies. The competitive factors in prototype and quick-turn production PCBs are response time, quality, error-free production and customer service. Competitors in the long lead-time production PCBs generally include large companies, including Asian manufacturers, where price is the key competitive factor.
      New market entrants into prototype and quick-turn production PCBs confront substantial barriers including significant investments in equipment, highly skilled workforce with extensive engineering knowledge and compliance with environmental regulations. Beyond these tangible barriers, Advanced Circuits’ management believes that its network of customers, established over the last 17 years, would be very difficult for a competitor to replicate.

Suppliers
      Advanced Circuits’ raw materials inventory is small relative to sales and must be regularly and rapidly replenished. Advanced Circuits uses a just-in-time procurement practice to maintain raw materials inventory at low levels. Additionally, Advanced Circuits has established consignment relationships with several vendors allowing it to pay for raw materials as used. Because it provides primarily lower-volume quick-turn services, this inventory policy does not hamper its ability to complete customer orders. Raw material costs constituted approximately 13.2% of net sales for the fiscal year ended December 31, 2005.
      The primary raw materials that are used in production are core materials, such as copper clad layers of glass and chemical solutions, such as copper and gold for plating operations, photographic film and carbide drill bits. Multiple suppliers and sources exist for all materials. Adequate amounts of all raw materials have been available in the past, and Advanced Circuits’ management believes this will continue in the foreseeable future. Advanced Circuits works closely with its suppliers to incorporate technological advances in the raw materials they purchase. Advanced Circuits does not believe that it has significant exposure to fluctuations in raw material prices. Though Advanced Circuits’ primary raw material, laminates, have recently experienced a significant increase in price, the impact on its cost of sales was minimal as the increase accounted for only 0.5% increase in cost of sales as a percentage of net sales. Further, as price is not the primary factor affecting the purchase decision of many of Advanced Circuits’ customers, management has historically passed along a portion of raw material price increases to its customers.

Intellectual Property
      Advanced Circuits seeks to protect certain proprietary technology by entering into confidentiality and non-disclosure agreements with its employees, consultants and customers, as needed, and generally limits access to and distribution of its proprietary information and processes. Advanced Circuits’ management does not believe that patents are critical to protecting Advanced Circuits’ core intellectual property, but, rather, that its effective and quick execution of fabrication techniques, its website FreeDFM.comtm and its highly skilled workforces’ expertise are the primary factors in maintaining its competitive position.
      Advanced Circuits uses the following brand names: FreeDFM.comtm,4pcb.comtm, 4PCB.comtm, 33each.comtm, barebonespcb.comtm and Advanced Circuitstm. These trade names have strong brand equity and have significant value and are material to Advanced Circuits’ business.

Facilities
      Advanced Circuits operates in a state-of-the-art facility comprised of 61,058 square feet of factory and office space located in Aurora, Colorado, which is approximately 15 miles from the Denver International Airport. This facility, which is leased, houses Advanced Circuits’ corporate offices as well as its manufacturing facility on approximately 4.24 acres. Advanced Circuits operates at this facility under a 15 year lease with the option to renew the lease for a period of 10 years.

Regulatory Environment
      In light of Advanced Circuits manufacturing operations, its facilities and operations are subject to evolving federal, state and local environmental and occupational health and safety laws and regulations. These include laws and regulations governing air emissions, wastewater discharge and the storage and handling of chemicals and hazardous substances. Advanced Circuits’ management believes that Advanced Circuits is in compliance, in all material respects, with applicable environmental and occupational health and safety laws and regulations. New requirements, more stringent application of existing requirements, or discovery of previously unknown environmental conditions may result in material environmental expenditures in the future. Advanced Circuits has been recognized twice for exemplary environmental compliance as it was awarded the Denver Metro Wastewater Reclamation District Gold Award for the years 2002, 2003 and 2005.

Legal Proceedings
      Advanced Circuits is, from time to time, involved in litigation and the subject of various claims and complaints arising in the ordinary course of business. In the opinion of Advanced Circuits’ management, the ultimate disposition of these matters will not have a material adverse effect on Advanced Circuits’ business, results of operations and financial condition.

Capital Structure
      See the section entitled “The Acquisitions of and Loans to Our Initial Businesses — Advanced Circuits” for information about Advanced Circuits’ capital structure and the shares to be acquired in this offering. See the section entitled “— Employees” below for more information about Advanced Circuits’ outstanding options.

Employees
      As of December 31, 2005, Advanced Circuits employed approximately 194 persons. Of these employees, there were 20 in sales and marketing, six in information technology, eight in accounting and finance, 36 in engineering, four in shipping, 11 in maintenance, 105 in production and four in management. None of Advanced Circuits’ employees are subject to collective bargaining agreements. Advanced Circuits believes its relationship with its employees is good.
      In connection with the acquisition of Advanced Circuits by CGI’s subsidiary, such subsidiary and Advanced Circuits extended loans to certain members of Advanced Circuits’ senior management team to facilitate their investment in Advanced Circuits. Each such loan is secured by a pledge of all of the shares of common stock of Advanced Circuits acquired by such senior manager. In addition, with respect to certain of these senior management loans, such subsidiary of CGI and Advanced Circuits have partial recourse against the personal assets of the applicable senior manager. If specific financial growth goals are achieved by Advanced Circuits as of specific dates, these loans will be forgiven, in whole or in part, depending upon the level of financial growth achieved. Those loans that are secured only by a pledge of senior manager shares of common stock will be treated as compensatory stock options for income tax purposes. Upon repayment by a senior manager of such loan, whether in whole or in part and whether by payment in cash or by reason of forgiveness of the debt, for income tax purposes, the “option” will be treated as having been exercised. As a result, such senior manager will be treated as having received compensatory taxable income in an amount equal to the difference between the fair market value of the stock at exercise and the amount repaid on account of the loan, and Advanced Circuits will be entitled to a corresponding deduction from income. Advanced Circuits has granted the applicable senior managers the right to put to Advanced Circuits a sufficient number of shares of their Series A common stock, at the then fair market value of such shares, to cover the tax that results from any such deemed exercise of options. The loans by Advanced Circuits to the senior managers of Advanced Circuits will remain assets of Advanced Circuits in connection with our acquisition of control of Advanced Circuits. The loans by CGI’s subsidiary to the senior managers will remain assets of CGI’s subsidiary and will not be transferred to us upon or after the consummation of the closing of this offering.
Silvue

Overview
      Silvue, headquartered in Anaheim, California, is a developer and producer of proprietary, high performance liquid coating systems used in the high-end eyewear, aerospace, automotive and industrial markets. Silvue’s coating systems can be applied to a wide variety of materials, including plastics, such as polycarbonate and acrylic, glass, metals and other substrate surfaces. Silvue’s coating systems impart properties, such as abrasion resistance, improved durability, chemical resistance, ultraviolet, or UV protection, anti-fog and impact resistance, to the materials to which they are applied. Due to the fragile and sensitive nature of many of today’s manufacturing materials, particularly polycarbonate, acrylic and

PET-plastics, these properties are essential for manufacturers seeking to significantly enhance product performance, durability or particular features.
      Silvue owns nine patents relating to its coating systems and maintains a primary or exclusive supply relationship with many of the significant eyewear manufacturers in the world, as well as numerous manufacturers in other consumer industries. Silvue has sales and distribution operations in the United States, Europe and Asia and has manufacturing operations in the United States and Asia. Silvue’s coating systems are marketed under the name SDC Technologiestm and the brand names Silvue®, CrystalCoat®, Statuxtm and Resinreleasetm. Silvue has also trademarked its marketing phrase “high performance chemistrytm”. Silvue’s senior management, collectively, has approximately 80 years of experience in the global hardcoatings and closely related industries.
      For the fiscal years ended December 31, 2005 and December 31, 2004, Silvue had net sales of approximately $17.1 million and $12.1 million, respectively, and net income of approximately $1.5 million and $1.4 million, respectively.

History of Silvue
      Silvue was founded in 1986 as a joint venture between Swedlow, Inc. (acquired by Pilkington, plc in 1986), a manufacturer of commercial and military aircraft transparencies and aerospace components, and Dow Corning Corporation to commercialize existing hardcoating technologies that were not core technologies to the business of either company. In December 1988, Silvue entered into a 50%-owned joint venture with Nippon Sheet Glass Co., LTD., located in Chiba, Japan, to create Nippon ARC to develop and provide coatings systems for the ophthalmic, sunglass, safety eyewear and transportation industries in Asia.
      In 1996, Silvue completed development work on its Ultra-Coat platform, which was a new type of hardcoating that, while leveraging core technologies developed in 1986, offered considerable performance advancements over systems that were then available in the marketplace. The first patent establishing the Ultra-Coat platform was filed in April 1997, and additional patents were filed building upon the Ultra-Coat platform in 1998, 1999, 2000, 2001 and 2003.
      A subsidiary of CGI acquired a majority interest in Silvue in September 2004 through an investment of preferred and common stock. CGI’s subsidiary and other members of our manager currently own approximately 61% and 1% of Silvue’s common stock on a fully diluted basis, respectively. On April 1, 2005, Silvue acquired the remaining 50% interest in Nippon ARC for approximately $3.6 million. The acquisition of Nippon ARC provides Silvue with a presence in Asia and the opportunity to further penetrate growing Asian markets, particularly in China.

Industry
      Silvue operates in the global hardcoatings industry in which manufacturers produce high performance liquid coatings to impart certain properties to the products of other manufacturers. Silvue’s management estimates that the global market for premium and mid-range polycarbonate hardcoating vision eyewear generates approximately $160 million in annual revenues and is highly fragmented among various manufacturers. Silvue’s management believes that the hardcoatings industry will continue to experience significant growth as the use of existing materials requiring hardcoatings to enhance durability and performance continues to grow, new materials requiring hardcoatings are developed and new uses of hardcoatings are discovered. Silvue’s management also expects additional growth in the industry as manufacturers continue to outsource the development and application of hardcoatings used on their products. The end-product markets served by hardcoatings primarily include the vision, fashion, safety and sports eyewear, medical products, automotive and transportation window glazing, plastic films, electronic devices, fiberboard manufacturing and metal markets.
      While possessing key properties that make them useful in a range of applications, the surfaces of many substrates, including, in particular, uncoated polycarbonate plastic, are relatively susceptible to certain types of damage, such as scratches and abrasions. In addition, these materials cannot be manufactured in the first instance to satisfy specified performance requirements, such as tintability and refractive index matching properties. As a result, polysiloxan-based hardcoating systems, including Silvue’s, were developed specifically to overcome these problems. Once applied, the hardcoat gives the underlying substrate a tough, damage-resistant surface and other durable properties, such as improved resistance to the effects of scratches, chemicals, such as solvents, gasoline and oils, and indoor and outdoor elements, such as UV radiation and humidity. Other hardcoats can provide certain performance enhancing characteristics, such as anti-fogging, anti-static and “non-stick” (or surface release) properties.
      Today, coating systems are used principally in applications relating to soft, easily damaged polycarbonate plastics. Polycarbonate plastic is a lightweight, high-performance plastic found in commonly used items such as eyeglasses and sunglasses, automobiles, interior and exterior lighting, cell phones, computers and other business equipment, sporting goods, consumer electronics, household appliances, CDs, DVDs, food storage containers and bottles. This tough, durable, shatter- and heat-resistant material is commonly used for a myriad of applications and is found in thousands of every day products, as well as specialized and custom-made products. More than 2.5 million tons of polycarbonate was produced for the global market in 2004 and demand is expected to increase by approximately 10% per year through 2009 as new products requiring versatile polycarbonate plastics are developed.
      Beyond polycarbonate plastic applications, hardcoatings can be used with respect to numerous other materials. For example, recent growth has been seen in sales to manufacturers of aluminum wheels, as these coatings have been shown to reduce the effects of normal wear and tear and significantly improve durability and overall appearance. In addition, manufacturers have begun to increase the use of hardcoatings in their manufacturing processes where “non-stick” surfaces are crucial to production efficiencies and improved product quality.

Products
      A “hardcoating” is a liquid coating that upon settling during application and curing, imparts the desired performance properties on certain materials. The exact composition of the hardcoating is dependent on the material to which it will be applied and the properties that are sought. Silvue’s coating systems typically require either a thermal or an ultraviolet cure process, depending on the substrate being coated. Generally, both curing processes impart the desired performance properties. However, thermal cure systems typically result in better scratch and abrasion resistance and long-term environmental durability.
      Silvue produces and develops high-performance coating systems designed to enhance a product’s damage-resistance or performance properties. Silvue has developed the following standard product systems that are available to its customers:

•	Silvue and CrystalCoat — these products are either non-tintable or tintable and impart index matching and anti-fogging properties;

•	Statux — this product imparts anti-static properties; and

•	Resinrelease — this product imparts “non-stick” or surface release properties.
      In addition, Silvue also develops custom formulations of the products described above for customer specific applications. Specific formulations of Silvue’s product systems are often required where customers seek to have specific damage-resistance or performance properties for their products, where particular substrates, such as aluminum, require a custom formation to achieve the desired result or where the particular application process or environment requires a custom formulation.
      Silvue’s coating systems can be applied to various materials including polycarbonate, acrylic, glass, metals and other surfaces. Currently, Silvue’s coating systems are used in the manufacture of the following industry products:

•	Automotive — CrystalCoat coatings are used on a variety of automotive and transit applications, including instrument panel windows, bus shelters, rail car windows, and bus windows. These coatings are used primarily to impart long-term durability, chemical resistance and scratch and abrasion resistance properties.

•	Electronics — CrystalCoat coatings are used for electronic application surfaces, from liquid crystal displays to cell phone windows. These coatings are used primarily to impart scratch and abrasion resistance properties.

•	Optical — CrystalCoat coatings are used for vision corrective lenses and other optical applications. These coatings are used primarily to impart high scratch and abrasion resistance properties and UV protection while matching the optical properties of the underlying material to reduce interference. Silvue produces both tintable and non-tintable coatings.

•	Safety — CrystalCoat coatings are used for safety applications. These coatings are used primarily to impart anti-fog characteristics. Silvue offers a high performance “water sheeting” anti-fog coating that is specifically designed to meet a customer’s specific standards and testing requirements.

•	Sunglasses and Sports Eyewear — CrystalCoat coatings are used for sunglasses and sports eyewear. These coatings are used primarily to impart scratch and abrasion resistance properties, UV protection and anti-fog characteristics. CrystalCoat coatings can be used on tinted or clear materials.

Research and Development and Technical Services
      Silvue’s on-site laboratories provide special testing, research and development and other technical services to meet the technology requirements of its customers. There are currently approximately 17 employees devoted to research, development and technical service activities. Silvue had research and development costs of approximately $1.1 million for the fiscal year ended December 31, 2005. Silvue’s research and development is primarily targeted towards three objectives:

•	improving existing products and processes to lower costs, improving product quality, and reducing potential environmental impact;

•	developing new product platforms and processes; and

•	developing new product lines and markets through applications research.
      In 2002, Silvue created a new group, known as the “Discovery and Innovation Group,” with primary focus on the discovery of new technologies and sciences, and the innovation of those findings into useful applications and beneficial results.
      In addition, Silvue provides the following technical services to its customers:

•	application engineering and process support;

•	equipment and process design;

•	product and formulation development and customization;

•	test protocols and coating qualifications;

•	rapid response for customer technical support;

•	analytical testing and competitive product assessment;

•	quality assurance testing and reporting; and

•	manufacturing support.
      These services are primarily provided as a means of customer support; however, in certain circumstances Silvue may receive compensation for these technical services.

Competitive Strengths
      Silvue has established itself as one of the principal providers of high performance coating systems by focusing on satisfying its customers’ requirements, regardless of complexity or difficulty. Silvue’s management believes it benefits from the following competitive strengths:

•	Extensive Patent Portfolio — Silvue owns nine patents relating to its coating systems, including six patents relating to its core Ultra-Coat platform systems. Beyond its existing patents, Silvue has three patents pending and two provisional patents. Products related to patents represent approximately 66% of Silvue’s net sales and are relied upon by eyewear manufacturers worldwide. Silvue aggressively defends these patents and management believes they represent a significant barrier to entry for new products and that they reduce the threat of similar coating products gaining significant market share.

•	Superior Technical Skills and Expertise — Silvue has invested in a team of experts who are ready to support its customers’ specific application needs from new product uses to the optimization of part design for coating application.

•	Reputation for Quality and Service — Silvue’s on-going commitment to producing quality coatings and its ability to meet the rigorous requirements of its most valued customers has earned it a reputation as one of the principal providers of coatings for premium eyewear.

•	Global Presence — Silvue works with its customers from three offices in North America, Asia and Europe. Many of Silvue’s customers have numerous manufacturing operations globally and management believes its ability to offer its coating systems and related customer service on a global basis is a competitive advantage.

•	ISO 9002 Certified — Silvue’s Anaheim, California, and Chiba, Japan manufacturing facilities are ISO 9002 certified, which is a universally accepted quality assurance designation indicating the highest quality manufacturing standards.

•	Experienced Management Team — Silvue’s senior management has extensive experience in all aspects of the coating industry. The senior management team, collectively, has approximately 80 years of experience in the global hardcoatings and closely related industries.

Business Strategies
      Silvue’s management is focused on strategies to expand opportunities for product application, diversify its business and operations and improve operating efficiency to improve gross margins. The following is a discussion of these strategies:

•	Develop New Products and Expand into New Markets — Silvue’s management believes that Silvue is one of the principal developers of proprietary high performance coating systems for polycarbonate plastic, glass, acrylic, metals and other materials, and is focused on growth through continued product innovation to provide greater functionality or better value to its customers. Driven by input from customers and the demands of the marketplace, Silvue’s technology development programs are designed to provide an expanding choice of coating systems to protect and enhance existing materials and materials developed in the future. As an example of Silvue’s commitment to product innovation, in 2002, Silvue created a new group with primary focus on the discovery of new technologies and sciences, and the innovation of those findings into useful applications and beneficial results. This group, which is known as the “Discovery and Innovation Group,” is charged with exploring new coatings and coating applications while advancing the state-of-the-art in functional surface coating technologies, nanotechnologies and materials science.

•	Pursue Opportunities for Business Development and Global Diversification — Silvue recently had in place and continues to pursue opportunities for joint ventures, equity investments and other alliances. These strategic initiatives are expected to diversify and strengthen Silvue’s business by providing access to new markets and high-growth areas as well as providing an efficient means of ensuring that Silvue is involved in technological innovation in or related to the coating systems industry. Silvue is committed to pursuing these initiatives in order to capitalize on new business development and global diversification opportunities.

•	Improve Gross Margins — Silvue continues to work to maximize the value of its business by improving gross margins by (i) enhancing pricing processes and pricing strategies, and implementing pricing systems to improve responsiveness to increases in operating costs and other factors impacting gross margins; (ii) focusing on more profitable products and business lines to maximize earnings potential of product mix; and (iii) completing cost reduction programs while improving customer satisfaction, and improving efficiency through reduction of variations and defects.

Customers
      As a result of the variety of end uses for its products, Silvue’s client base is broad and diverse. Silvue has more than 125 customers around the world and approximately 73% of its net sales in 2005 were attributable to approximately 15 customers. Though Silvue does not typically operate under long-term contracts, it focuses on establishing long-term, customer service oriented relationships with its strategic customers in order to become their preferred supplier. As its customers continue to focus on quality and service, Silvue’s past performance and long-term improvement programs should further strengthen customer relationships.
      Customer relationships are typically long-term as substantial resources are required to integrate a coating system and technology into a manufacturing process and the costs associated with switching coating systems and technology are generally high. Following the merger of two large customers, which are both manufacturers of optical lenses, Silvue’s single largest customer represents approximately 13.0% of its 2005 net sales. This customer has had a close relationship with Silvue for many years in both North America and Europe.
      The following table sets forth Silvue’s approximate customer breakdown by industry for the fiscal year ended December 31, 2005:

2005 Customer
Industry	Distribution

Performance eyewear and sunglasses	75%
Plastic Sheet	5%
Metal Applications	5%
Automotive	1%
Other	14%

Total	100%

Sales and Marketing
      Silvue targets the highly desirable, but technically demanding, premium sector of the coating market. The desirability of this sector is based on three factors. First, customers in this sector desire proprietary formulations that impart a specific list of properties to an end product and supplier confidentiality. Silvue’s highly skilled technical sales force, and research and development group work together to use Silvue’s proprietary high performance coating systems to develop these unique formulations. Although in most cases Silvue will sell each such formulation only to the customer for which it was originally designed, Silvue retains all ownership rights to the product.
      Second, each coating system has its own processing peculiarities. As a result, creating the coating itself only represents a portion of the product development process. Once the coating is ready for use, it then has to be made compatible with each customer’s coating equipment and application process. In this respect, once a coating system has been implemented, switching coating systems may require significant costs.
      Third, Silvue’s products are both one of the key quality drivers and one of the smallest cost components of any end product. These three factors work together to provide substantial protection for Silvue’s prices, margins and customer relationships. Once integrated into a customer’s production process, Silvue becomes an embedded partner and an integral part of such customer’s business and operations.
      To service the needs of its customers, Silvue maintains a technical sales force, a technical support group and a research and development staff. Through the efforts of, and collaboration between, these individuals, Silvue becomes a partner to its existing customers, devises customized application solutions for new customer prospects and develops new products and product applications.

Competition
      The global hardcoatings industry is highly fragmented. In addition, the markets for the products currently manufactured and sold by Silvue are characterized by extensive competition. Many existing and potential competitors have greater financial, marketing and research resources than Silvue.
      Specific competitors of Silvue’s in the North American ophthalmic market include Lens Technology Inc., Ultra Optics, Inc., Essilor International S.A., Hoya Corporation, Groupe Couget Optical and Chemat Technology, Inc. Silvue differentiates itself from these primary competitors by its focus on coatings. Management believes that Silvue’s premium ophthalmic coating net sales are greater than those of any one competitor. Essilor and Hoya, two large competitors, are lens manufacturers who have added hardcoating capabilities in an effort to sell both coated and uncoated lenses. Others provide coatings as an extension of coating equipment sales.
      Customers choose a hardcoating supplier based on a number of factors, including performance of the hardcoating relative to the particular substrate being used or the use of the substrate once coated. Performance may be determined by scratch resistance, chemical resistance, impact resistance, weatherability or numerous other factors. Other factors affecting customer choice include the compatibility of the hardcoating to their process (including ease of application, throughput and method of application) and the level and quality of customer service. While price is a factor in all purchasing decisions, hardcoating costs generally represent a small portion of a total product cost such that Silvue’s management believes price is often not the determining factor in a purchase decision.

Suppliers
      Raw material costs constituted approximately 10% of net sales for the fiscal year ended December 31, 2005. The principal raw materials purchased are alcohol based solvent systems, silica derived materials and proprietary additives. Although Silvue makes substantial purchases of raw materials from certain suppliers, the raw materials purchased are basic chemical inputs and are relatively easy to obtain from numerous alternative sources on a global basis. As a result, Silvue is not dependent on any one of its suppliers for its operations.
      The terms of the supply contracts vary. In general, these contracts contain provisions that set forth the quantities of product to be supplied and purchased and formula-based pricing. Some of the supply contracts contain “take or pay” provisions under which Silvue is required to pay for a minimum amount of material whether or not it is actually purchased.

Intellectual Property
      Currently, most of Silvue’s coatings are patent-protected in the United States and internationally. Silvue owns nine patents in the United States related to coating systems and has three patents pending. Additionally, Silvue has multiple foreign filings for the majority of its U.S. patents issued and pending. The cornerstone of Silvue’s intellectual property portfolio are the initial patents that established the Ultra-Coat platform, which were filed in 1997 and 1998. Patents in the United States have a lifetime of up to

21 years depending on the date filed. Approximately 66% of Silvue’s net sales are driven by products that are under patent protection and 25% by products under expired patents; the remaining 9% of net sales are driven by products covered by trade secrets. To protect its products, Silvue patents not only the chemical formula but also the associated application process. There can be no assurance that current or future patent protection will prevent competitors from offering competing products, that any issued patents will be upheld, or that patent protection will be granted in any or all of the countries in which applications may be made.
      Although Silvue’s management believes that patents are useful in maintaining competitive position, management considers other factors, such as its brand names, ability to design innovative products and technical expertise to be Silvue’s primary competitive advantages.
      Silvue’s coating systems are marketed under the name SDC Technologiestm and the brand names Silvue®, CrystalCoat®, Statuxtm and Resinreleasetm. Silvue has also trademarked its marketing phrase “high performance chemistrytm”. These trade names have strong brand equity and have significant value and are materially important to Silvue.

Facilities
      Silvue leases its three facilities, which include a 13,000 square foot facility in Anaheim, California, an 8,000 square foot facility in Cardiff, Wales and a 12,000 square foot facility in Chiba, Japan. The Anaheim, California facility includes Silvue’s executive offices, manufacturing operations, research and development laboratories and raw material and finished product storage. The Cardiff, Wales, United Kingdom facility, which consists solely of office and warehouse space, is used to repackage Silvue’s products for distribution in Europe. The Chiba, Japan facility includes administrative offices, manufacturing operations, research and development labs, raw materials and finished goods product storage.

Regulatory Environment
      Silvue’s facilities and operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges and the storage and handling of chemicals and hazardous substances. Although Silvue’s management believes that Silvue is in compliance, in all material respects, with applicable environmental and occupational health and safety laws and regulations, there can be no assurance that new requirements, more stringent application of existing requirements or discovery of previously unknown environmental conditions will not result in material environmental expenditures in the future.

Legal Proceedings
      Silvue is, from time to time, involved in legal proceedings, the majority of which involve defending its patents or prosecuting infringement of its patents. In the opinion of Silvue’s management, the ultimate disposition of these matters will not have a material adverse effect on Silvue’s financial condition, business and results of operations.
      Earlier this year, Asahi Lite Optical issued a notification to all lens manufacturers that the use of a certain type of coating on certain types of lenses would infringe on a U.S. patent recently issued to Asahi Lite Optical. Silvue’s legal counsel has reviewed Asahi Lite Optical’s patent and has determined that neither Silvue nor Silvue’s customers that are using Silvue’s products are infringing on any of the valid claims of the Asahi Lite Optical patent. Silvue does not expect to suffer any damages to its existing or future business as a result of the Asahi Lite Optical patent.

Capital Structure
      See the section entitled “The Acquisitions of and Loans to Our Initial Businesses — Silvue” for information about Silvue’s capital structure and the shares to be acquired in this offering. See the section entitled “— Employees” below for more information about Silvue’s outstanding options.

Employees
      As of December 31, 2005, Silvue employed approximately 45 persons excluding the employees associated with the discontinuing operations. Of these employees, approximately 6 were in production or shipping and approximately 17 were in research and development and technical support with the remainder serving in executive, administrative office and sales capacities. None of Silvue’s employees are subject to collective bargaining agreements. Silvue’s management believes that Silvue’s relationship with its employees is good.
      In connection with the acquisition of Silvue by CGI’s subsidiary, such subsidiary extended loans to certain officers of Silvue to facilitate their co-investment in Silvue. Each such loan is secured by a pledge of all of the shares of common stock of Silvue acquired by such officer. In addition, with respect to these officer loans, CGI has partial recourse against the personal assets of the applicable officer. If specific financial growth goals are achieved by Silvue as of specific dates, these loans will be forgiven, in whole or in part, depending upon the level of financial growth achieved. The loans by CGI’s subsidiary to the senior managers will remain assets of CGI’s subsidiary and will not be transferred to us upon or after the consummation of the closing of this offering.

Discontinued Operations
      In November 2005, Silvue’s management made the strategic decision to halt operations at its application facility in Henderson, Nevada. The operations included substantially all of Silvue’s application services business, which has historically applied Silvue’s coating systems and other coating systems to customer’s products and materials. Services provided included dip coating services, which were used primarily to coat small components such as gauges and lenses, flow coating services, which were used primarily to coat large polycarbonate or acrylic sheets and larger shapes, and spin coating services, which were used primarily to apply coating to a single side of a product. Management made this decisions because the applications business historically contributed little operating income and, as a result, adversely affected Silvue’s overall profits margins. Management does not believe that the closure will have a material impact on Silvue’s profitability. Silvue’s approximately 40,000 square foot facility in Henderson, Nevada operates under a lease that expires in October 2006; Silvue does not plan to renew the lease.

MANAGEMENT
Board of Directors and Executive Officers
      The directors and officers of the company, and their ages and positions as of April 1, 2006, are set forth below:

Directors and Named Executive Officers	Age	Position

C. Sean Day(3)	56	Chairman of the Board

I. Joseph Massoud(4)	38	Chief Executive Officer and Director

James J. Bottiglieri(2)	50	Chief Financial Officer and Director

Harold S. Edwards(1)(5)(6)(7)(9)	40	Director

D. Eugene Ewing(3)(5)(6)(8)(9)	57	Director

Mark H. Lazarus(1)(6)(7)(9)	42	Director

Ted Waitman(2)(5)(7)(9)	56	Director

(1)	Class I director.
(2)	Class II director.
(3)	Class III director.
(4)	Manager’s appointed director.
(5)	Member of the company’s audit committee.
(6)	Member of the company’s compensation committee.
(7)	Member of the company’s nominating and corporate governance committee.
(8)	Audit committee financial expert.
(9)	Independent director.
     The following biographies describe the business experience of the company’s current directors and executive officers.
      C. Sean Day. Since 1999, Mr. Day has been the president of Seagin International and is currently chairman of the board of directors of The Compass Group. From 1989 to 1999, he was president and chief executive officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industries. Mr. Day is a graduate of the University of Capetown and Oxford University. Mr. Day is currently the chairman of the boards of directors of Teekay Shipping Corporation and Teekay LNG Partners LP, both NYSE listed companies, and a member of the board of directors of Kirby Corporation, a NYSE company; CBS Personnel; Crosman; Advanced Circuits; and Silvue.
      I. Joseph Massoud. In addition to being the managing partner of our manager, Mr. Massoud has been the Chief Executive Officer of the company since its inception on November 18, 2005. Since 1998, Mr. Massoud also has been the president and managing partner of The Compass Group. Before being recruited to manage The Compass Group, Mr. Massoud was an executive officer with Petroleum Heat and Power, Inc. (“Petro”). Prior to joining Petro, Mr. Massoud was with Colony Capital, Inc., a Los Angeles based private equity firm. Mr. Massoud has also worked as a management consultant with McKinsey & Co. Mr. Massoud is a summa cum laude graduate of Claremont McKenna College and the Harvard Business School. Mr. Massoud currently serves as a director for a number of companies, including CBS Personnel, Crosman, Advanced Circuits, Silvue, Patriot Capital Funding, Inc., a Nasdaq listed company, and Teekay LNG Partners LP, a NYSE listed company, as well as for Big Brothers Big Sisters of Southwestern Connecticut.
      James J. Bottiglieri. Mr. Bottiglieri has been the Chief Financial Officer of the company since its inception on November 18, 2005. Mr. Bottiglieri also has been an executive vice president of The Compass Group since October 2005. From 2004 to 2005, Mr. Bottiglieri was the senior vice president/controller of WebMD Corporation, a leading provider of business, technology and information solutions to the health care industry. From 1985 to 2004, Mr. Bottiglieri was vice president/controller of Star Gas Corporation, a diversified home energy distributor and service provider. From 1978 to 1984, Mr. Bottiglieri was employed by a predecessor firm of KPMG, a public accounting firm. Mr. Bottiglieri became a certified public accountant in 1980. Mr. Bottiglieri is a graduate of Pace University.
      Harold S. Edwards. Mr. Edwards has been the president and chief executive officer of Limoneira Company, an agricultural, real estate and community development company, since November 2004. Prior to joining Limoneira Company, Mr. Edwards was the president of Puritan Medical Products, a division of Airgas Inc. from January 2003 to November 2004; vice president and general manager of Latin America and Global Expert of Fischer Scientific International, Inc. from September 2001 to December 2002; general manager of Cargill Animal Nutrition Philippines operations, a division of Cargill, Inc., from May 2001 to September 2001; and managing director of Agribrands Philippines, Inc., a division of Agribrands International (Purina) from 1999 to May 2001. Mr. Edwards is a graduate of American Graduate School of International Management and Lewis and Clark College.
      D. Eugene Ewing. Mr. Ewing is the managing member of Deeper Water Consulting, LLC (“Deeper Water”) which provides long term strategic financial and business operating advice to its clients. His areas of specialty include business management, financial structuring, and strategic tax planning and corporate transactions. Deeper Water’s clients include companies in a variety of industries including real estate, manufacturing and professional services. He was formerly a partner Arthur Andersen LLP for 18 years and a vice president of the Fifth Third Bank. Mr. Ewing is on the advisory boards for the business schools at Northern Kentucky University and the University of Kentucky. Mr. Ewing is a graduate of the University of Kentucky. Mr. Ewing is also a member of the board of directors of CBS Personnel.
      Mark H. Lazarus. Mr. Lazarus has been the president of Turner Entertainment Group since 2003. In this capacity, he oversees TBS, Turner Network Television, Turner Classic Movies and Turner South, the Turner animation unit, which includes Cartoon Network, Boomerang and cartoonnetwork.com, Turner Sports, and Turner Entertainment Sales and Marketing. Prior to being named Turner Entertainment Group’s president, Mr. Lazarus served as president of Turner Entertainment Sales and Marketing and president of Turner Sports from 1999 to 2003. Prior to joining Turner Broadcasting in 1990, Mr. Lazarus was a network buyer and planner for Backer, Spielvogel, Bates, Inc., and an account executive for NBC Cable. Mr. Lazarus is a graduate of Vanderbilt University.
      Ted Waitman. Mr. Waitman is presently the president and chief executive officer of CPM-Roskamp Champion (“CPM”), a leading designer and manufacturer of process equipment for the oilseed and animal feed industries based in Waterloo, Iowa. Mr. Waitman has served in a variety of roles with CPM since 1978, including manufacturing manager of worldwide operations and general manager for the Roskamp Champion division. Mr. Waitman is a graduate of the University of Evansville.
Board of Directors Structure
      Initially, the company’s board of directors will be comprised of seven directors, all of whom will be appointed by our manager, as holder of the allocation interests, and at least four of whom will be the company’s independent directors. Following this initial appointment, six of the directors will be elected by our shareholders.
      The LLC agreement provides that the company’s board of directors must consist at all times of at least a majority of independent directors, and permits the board of directors to decrease or increase the size of the board of directors to no less than five or up to thirteen directors, respectively. Further, the board of directors will be divided into three classes serving staggered three-year terms. The terms of office of Classes I, II and III expire at different times in annual succession, with one class being elected at each year’s annual meeting of shareholders. Messrs. Edwards and Lazarus will be a members of Class I and will serve until the 2006 annual meeting, Messrs. Bottiglieri and Waitman will be a members of Class II and will serve until the 2007 annual meeting and Messrs. Day and Ewing will be members of Class III and will serve until the 2008 annual meeting. Messrs. Edwards, Ewing, Lazarus and Waitman will be the company’s independent directors.
      Pursuant to the LLC agreement, as holder of the allocation interests, our manager has the right to appoint one director to the company’s board of directors, subject to adjustment. Any appointed director will not be required to stand for election by the shareholders. Mr. Massoud will initially serve as the manager’s appointed director. See the section entitled “Description of Shares — Voting and Consent Rights — Board of Directors Appointee” for more information about our manager’s rights to appoint directors.
      The LLC agreement requires the company’s board of directors to take action at a meeting by an affirmative vote of at least a majority of directors, or without a meeting if a consent to that action is signed or transmitted electronically by the chairman of the board and at least 85% of the remaining directors. No director elected by our shareholders, including any independent director, may be removed from office by our shareholders without the affirmative vote of the holders of 85% of the outstanding shares. An appointed director may be removed only by our manager. All directors will hold office until the earlier of the election and qualification of their successors or until their death, resignation or removal. Until the 2007 annual meeting, upon the occurrence of a vacancy due to the death, resignation, increase in the authorized number of directors or removal of a director elected by our shareholders, the chairman of the board will appoint a new director to fulfill such director’s term on the company’s board of directors. Thereafter, vacancies will be filled by a majority vote of the directors then in office. Upon the occurrence of a vacancy due to the death, resignation or removal of the director appointed by our manager, our manager will appoint a new director to fulfill such director’s term on the company’s board of directors.
Committees of the Board of Directors
      The company’s board of directors will, upon the consummation of this offering, designate the following standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will operate pursuant to a charter that will be approved by the company’s board of directors. In addition, the board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by the board of directors.

Audit Committee
      The audit committee will be comprised of not fewer than three nor more than seven independent directors who will meet all applicable independence requirements of the Nasdaq National Market and will include at least one “audit committee financial expert,” as defined by applicable SEC rules and regulations.
      The audit committee will be responsible for, among other things:

•	appointing, retaining and overseeing our independent accountants;

•	assisting the company’s board of directors in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements;

•	reviewing and approving the calculation of profit allocation when it becomes due and payable;

•	reviewing and approving the plan and scope of the internal and external audit of our financial statements;

•	pre-approving any audit and non-audit services provided by our independent auditors;

•	approving the fees to be paid to our independent auditors;

•	reviewing with our Chief Executive Officer and Chief Financial Officer and independent auditors the adequacy and effectiveness of our internal controls;

•	preparing the audit committee report included in our public filings with the SEC; and

•	reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.
      Messrs. Edwards, Ewing and Waitman will serve on the company’s audit committee. Mr. Ewing will serve as the audit committee financial expert.

Compensation Committee
      The compensation committee will be comprised entirely of independent directors who meet all applicable independence requirements of the Nasdaq National Market. In accordance with the compensation committee charter, the members will be outside directors as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and non-employee directors within the meaning of Section 16 of the Exchange Act and the SEC rules and regulations promulgated thereunder. The responsibilities of the compensation committee will include responsibility for annually reviewing the calculation of the management fee (as well as the compensation of our Chief Executive Officer), determining and approving the compensation of our Chief Financial Officer and any members of his staff that serve in executive officer capacities for the company, granting rights to indemnification and reimbursement of costs and expenses to our manager and any seconded individuals and making recommendations to the company’s board of directors regarding equity-based and incentive compensation plans, policies and programs. Messrs. Edwards, Ewing and Lazarus will serve on the company’s compensation committee.

Nominating and Corporate Governance Committee
      The nominating and corporate governance committee will be comprised entirely of independent directors who will meet all applicable independence requirements of the Nasdaq National Market. The nominating and corporate governance committee will be responsible for, among other things:

•	recommending the number of directors to comprise the company’s board of directors;

•	identifying and evaluating individuals qualified to become members of the company’s board of directors, other than our manager’s appointed director;

•	reviewing director nominees that are nominated by shareholders;

•	reviewing conflicts of interest that may arise between the company and our manager;

•	recommending to the company’s board of directors the director nominees for each annual shareholders’ meeting, other than our manager’s appointed director;

•	recommending to the company’s board of directors the candidates for filling vacancies that may occur between annual shareholders’ meetings, other than our manager’s appointed director;

•	reviewing director compensation and processes, self-evaluations and policies;

•	overseeing compliance with our code of ethics and conduct by our officers and directors and our manager;

•	monitoring developments in the law and practice of corporate governance; and

•	approving any related party transactions.
      Messrs. Edwards, Lazarus and Waitman will serve on the company’s nominating and corporate governance committee.
Compensation of Directors
      Prior to the completion of this offering, except as described below, directors of the company are not entitled to compensation. Directors (including any director appointed by our manager) will be reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors or committees and for any expenses reasonably incurred in their capacity as directors.
      Following the completion of this offering, each director, other than our manager’s appointed directors, who does not serve in an executive officer capacity for the company, who we refer to as a non-management director, will receive an annual cash retainer of $40,000. Non-management directors will also receive on January 1st of each year $20,000 of shares in the trust. The non-management directors will receive the number of restricted shares equal to the result of (i) $20,000 divided by (ii) the closing bid price of the shares on the Nasdaq National Market on the date of the award. If a closing bid price is not available on the date of grant, the closing bid price for the first preceding trading date will be used. We will not issue fractional interests in shares. Amounts attributed to fractional interests on grant date, will be paid in cash.
      The company will also reimburse directors for all reasonable and authorized business expenses in accordance with the policies of the company as in effect from time to time.
      Following the completion of this offering, each member of the company’s various standing committees will receive $2,000 for attending a committee meeting in person (if any) and $1,000 for attending a telephonic committee meeting (if any). The chairperson of the audit committee, nominating and corporate governance committee and compensation committee will also each receive an annual cash retainer payable in equal quarterly installments (prorated for the initial term) of $10,000, $5,000 and $5,000 per year, respectively.
Executive Officers of the Company
      Neither the trust nor the company will have any employees. In accordance with the terms of the management services agreement, our manager will second to us, our Chief Executive Officer and Chief Financial Officer. The company’s board of directors elected the Chief Executive Officer and Chief Financial Officer as officers of the company. Although the Chief Executive Officer and Chief Financial Officer will be employees of our manager or an affiliate of our manager, they will report directly, and be subject, to the company’s board of directors. Our manager and the company’s board of directors may agree from time to time that our manager will second to the company one or more additional individuals to serve as officers or otherwise of the company, upon such terms as our manager and the company’s board of directors may mutually agree.
      The services performed for the company will be provided at our manager’s cost, including the compensation of our Chief Executive Officer and other personnel providing services pursuant to the management services agreement. We will reimburse our manager for the compensation and costs and expenses of our Chief Financial Officer and his staff, subject to the determination and approval of the company’s compensation committee.
      See the section entitled “Management Services Agreement — Secondment of Our Chief Executive Officer and Chief Financial Officer” for more information about the executive officers of the company.
Compensation Committee Interlocks and Insider Participation
      Since November 18, 2005, no executive officer of the company has served as (i) a member of the compensation committee (or other board committees performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers serves on the board of directors of the company, or (ii) a director of another entity, one of whose executive officers serves on the board of directors of the company.
Compensation of Named Executive Officers
      Our Chief Executive Officer and Chief Financial Officer are employed by our manager and are seconded to the company. We do not pay any compensation to our executive officers seconded to us by our manager. Our manager is responsible for the payment of compensation to the executive officers seconded to us. We do not reimburse our manager for the compensation paid to our Chief Executive Officer. We pay our manager a quarterly management fee, and our manager uses the proceeds from the management fee, in part, to pay compensation to Mr. Massoud. Notwithstanding, pursuant to the management services agreement, we will reimburse our manager for the compensation of our Chief Financial Officer, Mr. James J. Bottiglieri, whose compensation will be determined and approved by the company’s compensation committee. Accordingly, only compensation information for Mr. Bottiglieri is provided.
      The following table sets forth the compensation paid or accrued with respect to our Chief Financial Officer from November 18, 2005 through December 31, 2005 and reimbursed by us. See the section entitled “Certain Relationships and Related Party Transactions” for more information about Mr. Massoud’s compensation arrangements.
Summary Compensation Table

						Long-Term
						Compensation

		Annual Compensation				Number of
						Securities
					Other Annual	Underlying	All Other
Name and Principal Position	Year	Salary		Bonus	Compensation	Options	Compensation

I. Joseph Massoud	12/31/2005	$	—(1)	—(1)	—(1)	—(1)	—(1)
Chief Executive Officer
James J. Bottiglieri	12/31/2005	$	—(2)	—(2)	—(2)	—(2)	—(2)
Chief Financial Officer

(1)	Mr. I. Joseph Massoud, our Chief Executive Officer, is seconded to us by our manager and does not receive compensation directly from us. We pay our manager a quarterly management fee, and our manager uses the proceeds from the management fee, in part, to pay compensation to Mr. Massoud. Therefore, no compensation information for Mr. Massoud is provided in the above compensation table.

(2)	As of December 31, 2005, Mr. Bottiglieri, our Chief Financial Officer was not an employee of our manager. Accordingly, no compensation was paid or accrued by our manager from November 18, 2005 to December 31, 2005. See section entitled “— Employment Agreement” below.
Employment Agreement
      In September 2005, The Compass Group entered into an employment agreement with Mr. Bottiglieri, our Chief Financial Officer, that provides for a two-year term. A summary of the terms of Mr. Bottiglieri’s current employment agreement is set forth below.
      Pursuant to the employment agreement, Mr. Bottiglieri’s initial base salary is $325,000. The Compass Group has the right to increase, but not decrease, the base salary during the term of the employment agreement.
      The employment agreement provides that Mr. Bottiglieri is entitled to receive an annual bonus, which bonus must not be less than $100,000, as determined in the sole judgment of our board of directors. In addition, Mr. Bottiglieri received a $100,000 bonus upon his entry into the employment agreement and he will receive a $200,000 bonus upon the consummation of this offering.
      Pursuant to the employment agreement, if Mr. Bottiglieri’s employment is terminated by him without good reason (as defined in the employment agreement) before the completion of two years of employment with The Compass Group or terminated by The Compass Group for cause (as defined in the employment agreement), he will be entitled to receive his accrued but unpaid base salary. In addition, if his employment is terminated due a disability, he will be entitled to receive an amount equal to six months of his base salary and one-half times his average bonus for any fiscal year during his employment with The Compass Group.

      If Mr. Bottiglieri terminates his employment for good reason or without good reason after the completion of two years of employment with The Compass Group but prior to the completion of four years of employment with The Compass Group, or if The Compass Group terminates his employment other than for cause, he will be entitled to receive his accrued but unpaid base salary plus $300,000.
      The employment agreement prohibits Mr. Bottiglieri from soliciting any of The Compass Group’s employees for a period of two years after the termination of his employment with The Compass Group. The employment agreement also requires that he protect our confidential information.
      In connection with the closing of this offering, The Compass Group intends to assign Mr. Bottiglieri’s employment agreement to our manager. As Chief Financial Officer, after the closing of this offering, Mr. Bottiglieri’s remuneration will be subject to the determination and approval of the company’s compensation committee.
Our Management
      The management teams of each of our businesses will report to the company’s board of directors through our Chief Executive Officer and Chief Financial Officer and operate each business and be responsible for its profitability and internal growth. The company’s board of directors and our Chief Executive Officer and Chief Financial Officer will have responsibility for overall corporate strategy, acquisitions, financing and investor relations. Our Chief Executive Officer and Chief Financial Officer will call upon the resources of our manager to operate the company. See the section entitled “Management Services Agreement — Secondment of Our Chief Executive Officer and Chief Financial Officer” for further information about our executive officers.
Option Plan
      Purpose. Prior to the completion of this offering, our board of directors and shareholders will have adopted an Option Plan which provides for the granting of options that do not constitute incentive stock options within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended (the “Code”)(“nonqualified stock options”). The purpose of the Option Plan is to reward individuals within each of our businesses, who are responsible for or contribute to the management, growth and profitability of each business and its subsidiaries.
      Eligibility. Only executive officers, senior officers and other key executive and management employees of our businesses will be eligible to receive stock options awarded under the Option Plan. No determination has been made as to which of those eligible individuals (currently, approximately 30) will receive grants under the Option Plan, and, therefore, the benefits to be allocated to any individual are not presently determinable.
      Authorization. The Option Plan covers an aggregate of 400,000 shares subject to certain adjustments in the event of distributions, splits and certain other events. If shares subject to an option are not issued or cease to be issuable because an option is terminated, forfeited, or cancelled, those shares will become available for additional awards. No more than 400,000 shares may be issued pursuant to grants made under the Option Plan to any one individual in any one year.
      Administration. The Option Plan will be administered by the compensation committee, which consists of members of the company’s board of directors who are outside directors for purposes of the Code and non-employee directors within the meaning of Section 16 of the Exchange Act and rules and regulations thereunder. The compensation committee may delegate its authority under the Option Plan to officers of the company, subject to guidelines prescribed by this committee, but only with respect to individuals who are not subject to Section 16 of the Exchange Act.
      Terms of Options. The compensation committee will designate the individuals to receive the options, the number of shares subject to the options, and the terms and conditions of each option granted under the Option Plan, including any vesting schedule. The term of any option granted under the Option Plan shall be determined by the compensation committee.

      Exercise of Options. The exercise price per share of options granted under the Option Plan is determined by the compensation committee; provided, however, that such exercise price cannot be less than the fair market value of a share on the date the option is granted (subject to adjustments).
      Change in Control. The Option Plan provides that the compensation committee has the authority to provide in any option agreement for the vesting and/or cash-out of options upon or following a “Change in Control” transaction, as such term is defined in the Option Plan.
      Amendment and Termination. The Option Plan will expire on the tenth anniversary of the date on which the Option Plan is approved by the trust’s shareholders. The compensation committee may amend or terminate the Option Plan at any time, subject to shareholder approval in certain circumstances. However, the compensation committee may not amend the Option Plan without the consent of eligible individuals under the Option Plan if it would adversely affect the eligible individuals’ rights to previously granted awards.
      Federal Tax Consequences. The following is a summary of certain federal income tax consequences of transactions under the Option Plan based on current federal income tax laws. This summary is not intended to be exhaustive and does not describe state, local, or other tax consequences. It is intended for the information of shareholders considering how to vote with respect to this proposal and not as tax advice to participants in the Option Plan.
      The grant of a non-qualified stock option under the Option Plan will not result in the recognition of taxable income to the participant or in a deduction to the company. In general, upon exercise, a participant will recognize ordinary income in an amount equal to the excess of the fair market value of our shares purchased over the exercise price. The company is required to withhold tax on the amount of income so recognized, and is entitled to a tax deduction equal to the amount of such income. Gain or loss upon a subsequent sale of any shares of common stock received upon the exercise of a non-qualified stock option is taxed as capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold) to the participant.
      No awards are currently contemplated to be granted in connection with this offering.

MANAGEMENT SERVICES AGREEMENT
Management Services
      The management services agreement sets forth the services to be performed by our manager. Our manager will perform its services subject to the oversight and supervision of the company’s board of directors.
      In general, our manager will perform those services for the company that would be typically performed by the executive officers of a company. Specifically, our manager will perform the following services, which we refer to as the management services, pursuant to the management services agreement:

•	manage our day-to-day business and operations of the company, including our liquidity and capital resources and compliance with applicable law;

•	identify, evaluate, manage, perform due diligence on, negotiate and oversee acquisitions of target businesses and any other investments;

•	evaluate and oversee the financial and operational performance of any of our businesses, including monitoring the business and operations of such businesses, and the financial performance any other investments that we make;

•	provide, on our behalf, managerial assistance to our businesses;

•	evaluate, manage, negotiate and oversee dispositions of all or any part of any of our property, assets or investments, including disposition of all or any part of our businesses;

•	provide or second, as necessary, employees of our manager to serve as executive officers or other employees of the company or as members of the company’s board of directors; and

•	perform any other services that would be customarily performed by executive officers and employees of a publicly listed or qualified company.

      The company and our manager have the right at any time during the term of the management services agreement to change the services provided by our manager. In performing management services, our manager will have all necessary power and authority to perform, or cause to be performed, such services on behalf of the company, and, in this respect, our manager will be the exclusive provider of management services to the company. Nonetheless, our manager will be required to obtain authorization and approval of the company’s board of directors in all circumstances where executive officers of a corporation typically would be required to obtain authorization and approval of a corporation’s board of directors, including, for example, with respect to the consummation of an acquisition of a target business, the issuance of securities or the entry into credit arrangements.
      While our management team intends to devote a substantial majority of its time to the affairs of the company, and while our manager and its affiliates currently do not manage any other businesses that are in similar lines of business as our initial businesses, neither our management team, nor our manager, is expressly prohibited from investing in or managing other entities, including those that are in the same or similar line of business as our initial businesses or those related to or affiliated with CGI, which will continue to own several businesses that were managed by our management team prior to this offering. In this regard, the management services agreement will not require our manager and its affiliates to provide management services to the company exclusively. Our Chief Executive Officer and the officers and employees of our manager and its affiliates who provide services to the company currently anticipate devoting a substantial amount of their time to the affairs of the company. Mr. James Bottiglieri, our Chief Financial Officer, will devote 100% of his time to our affairs.
Secondment of Our Chief Executive Officer and Chief Financial Officer
      Neither the trust nor the company will have any employees. In accordance with the terms of the management services agreement, our manager will second to the company our Chief Executive Officer and Chief Financial Officer, which means that these individuals will be assigned by the manager to work for us during the term of the management services agreement. The company’s board of directors has elected the

Chief Executive Officer and Chief Financial Officer as officers of the company. Although the Chief Executive Officer and Chief Financial Officer will be employees of our manager or an affiliate of our manager, they will report directly, and be subject, to the company’s board of directors. In this respect, the company’s board of directors may, after due consultation with the manager, at any time request that the manager replace any individual seconded to the company and the manager will, as promptly as practicable, replace any such individual; however, our Chief Executive Officer, Mr. Massoud, is the managing member of our manager, which may make it difficult for the company’s board of directors to completely sever ties with Mr. Massoud. Our manager and the company’s board of directors may agree from time to time that our manager will second to the company one or more additional individuals to serve as officers or otherwise of the company, upon such terms as our manager and the company’s board of directors may mutually agree.
      The company’s compensation committee will determine and approve the Chief Financial Officer’s compensation and any member of his staff that serves in an executive officer capacity for the company.
Acquisition and Disposition Opportunities
      Our manager has exclusive responsibility for reviewing and making recommendations to the company’s board of directors with respect to acquisition and disposition opportunities. In the event that an opportunity is not originated by our manager, the company’s board of directors will seek a recommendation from our manager prior to making a decision concerning such opportunity. In the case of any acquisition or disposition opportunity that involves an affiliate of our manager or us, our nominating and corporate governance committee will be required to authorize and approve such transaction.
      Our manager will review each acquisition or disposition opportunity presented to our manager to determine if such opportunity satisfies the company’s acquisition or disposition criteria, as established by the company’s board of directors from time to time, and if it is determined that such opportunity satisfies such criteria in the manager’s sole discretion, our manager will refer such opportunity to the company’s board of directors for its authorization and approval prior to the consummation of such opportunity.
      In the event that an acquisition opportunity is referred to the company’s board of directors by our manager and the company’s board of directors determines not to promptly pursue such opportunity in whole or in part, any part of such opportunity that the company does not promptly pursue may be pursued by our manager or may be referred by our manager to any person, including affiliates of our manager. In this case, our manager is likely to devote a portion of its time to the oversight of this opportunity, including the management of a business that we do not own.
Indemnification by the Company
      The company has agreed to indemnify and hold harmless our manager and its employees and representatives, including any individuals seconded to the company, from and against all losses, claims and liabilities incurred by our manager in connection with, relating to or arising out the performance of any management services. However, the company will not be obligated to indemnify or hold harmless our manager for any losses, claims and liabilities incurred by our manager in connection with, relating to or arising out of (i) a breach by our manager or its employees or its representatives of the management services agreement, (ii) the gross negligence, willful misconduct, bad faith or reckless disregard of our manager or its employees or representatives in the performance of any of its obligations under the management services agreement or (iii) fraudulent or dishonest acts of our manager or its employees or representatives with respect to the company or any of its businesses.
      The company will maintain insurance in support of such indemnities.

Termination of Management Services Agreement
      The company’s board of directors may terminate the management services agreement and our manager’s appointment if, at any time:

•	(i) a majority of the company’s board of directors vote to terminate the management services agreement and (ii) the holders of at least a majority of the then outstanding shares (other than shares beneficially owned by our manager) vote to terminate the management services agreement;

•	neither Mr. Massoud nor his designated successor is the managing member of our manager, which change occurs without the prior written consent of the company’s board of directors;

•	there is a finding by a court of competent jurisdiction in a final, non-appealable order that (i) our manager materially breached the terms of the management services agreement and such breach continued unremedied for 60 days after our manager receives written notice from the company setting forth the terms of such breach, or (ii) our manager (x) acted with gross negligence, willful misconduct, bad faith or reckless disregard in performing its duties and obligations under the management services agreement or (y) engaged in fraudulent or dishonest acts in connection with the business or operations of the company;

•	(i) the manager has been convicted of a felony under Federal or State law, (ii) the company’s board of directors finds that our manager is demonstrably and materially incapable of performing its duties and obligations under the management services agreement, and (iii) the holders of at least 66 2/3 % of the then outstanding shares, other than shares beneficially owned by our manager, vote to terminate the management services agreement; and

•	(i) there is a finding by a court of competent jurisdiction that our manager has (x) engaged in fraudulent or dishonest acts in connection with the business or operations of the company or (y) acted with gross negligence, willful misconduct, bad faith or reckless disregard in performing its duties and obligations under the management services agreement, and (ii) the holders of at least 66 2/3 % of the then outstanding shares, other than shares beneficially owned by our manager, vote to terminate the management services agreement.

      In addition, our manager may resign and terminate the management services agreement at any time with 90 days’ prior written notice to the company, and this right is not contingent upon the finding of a replacement manager. However, if our manager resigns, until the date on which the resignation becomes effective, it will, upon request of the company’s board of directors, use reasonable efforts to assist the company’s board of directors to find a replacement manager at no cost and expense to the company.
      Upon the termination of the management services agreement, seconded officers, employees, representatives and delegates of our manager and its affiliates who are performing the services that are the subject of the management services agreement, will resign their respective position with the company and cease to work at the date of such termination or at any other time as determined by our manager. Any appointed director may continue serving on the company’s board of directors subject to the terms of the LLC agreement.
      If we terminate the management services agreement, the company and the trust will agree, and the company will agree to cause its businesses, to cease using the term “Compass”, including any trademarks based on the name of the company and trust owned by our manager, entirely in their businesses and operations within 180 days of such termination. This agreement would require the trust, the company and its businesses to change their names to remove any reference to the term “Compass” or any reference to trademarks owned by our manager.
      Except with respect to the termination fee payable to our manager due to a termination of the management services agreement based solely on a vote of the company’s board of directors and our shareholders, no other termination fee is payable upon termination of the management services agreement for any other reason. See the section entitled “Our Manager — Our Relationship with Our Manager — Our Manager as a Service Provider — Termination Fee” for more information about the termination fee payable upon termination of the management services agreement.

      While termination of the management services agreement will not affect any terms and conditions, including those relating to any payment obligations, that exist under any offsetting management services agreements or transaction services agreements, such agreements will be terminable by the initial businesses upon 30 days prior written notice and there will be no termination or other similar fees due upon such termination. Notwithstanding termination of the management services agreement, our manager will maintain its rights with respect to the allocation interests it then owns, including its rights under the supplemental put agreement. See the section entitled “Our Manager — Supplemental Put Agreement” for more information on the manager’s put right with respect to the allocation interests.
Management Fee and Expenses
      See the section entitled “Our Manager — Our Relationship With Our Manager — Our Manager as a Service Provider — Management Fee” for a description of the management fee to be paid to our manager and an example of a calculation of the management fee. In addition to the management fee to be paid to our manager, the company will be responsible for paying costs and expenses relating to its business and operations. See the section entitled “Our Manager — Our Relationship With Our Manager — Our Manager as a Service Provider — Reimbursement of Expenses” for more information about the reimbursement of expenses by the company to our manager. Our manager may enter into offsetting management services agreements with our businesses pursuant to which our manager may perform services for our businesses. Any fees paid to our manager by our businesses pursuant to such agreements will offset the fees payable by the company to our manager. See “Our Manager — Offsetting Management Services Agreements” for more information about offsetting management services agreements and the treatment of offsetting management fees.

PRINCIPAL SHAREHOLDERS/ SECURITY OWNERSHIP OF DIRECTORS
AND EXECUTIVE OFFICERS
      The following table sets forth certain information, both before the closing of this offering and after giving pro forma effect to the closing of this offering and the separate private placement transactions, regarding the beneficial ownership of shares of the trust sold in this offering. The number of shares beneficially owned by each entity, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and also any shares which the individual or entity has the right to acquire within sixty days of April 1, 2006 through the exercise of an option, conversion feature or similar right. The address for all individuals and entities listed in the beneficial ownership tables provided in this section is Sixty One Wilton Road, Second Floor, Westport, Connecticut 06880. See the section entitled “Description of Shares” for more information about the shares of the trust.

	Compass Diversified Trust(1)

	Before the Offering(2)		After the Offering

	Number of	Percent of	Number of	Percent of
	Shares	Class	Shares	Class

Directors and Executive Officers
C. Sean Day	—	—	6,667	*
I. Joseph Massoud(3)	—	—	266,667	1.33%
James J. Bottiglieri	—	—	6,667	*
Harold S. Edwards	—	—	1,333	*
D. Eugene Ewing	—	—	3,333	*
Mark H. Lazarus	—	—	—	—%
Ted Waitman	—	—	13,333	*
All directors and executive officers, as a group	—	—	298,000	1.49%
Shareholders
CGI(4)	—	—	5,733,333	28.67%
Pharos(5)	—	—	266,667	1.33%

*	Less than 0.1%

(1)	The trust will issue shares of trust stock. Each share of the trust represents one undivided beneficial interest in the trust property. Each beneficial interest in the trust corresponds to one trust interest of the company. No other equity interest in the trust will be outstanding after the closing of this offering.

(2)	Before the closing of this offering, the trust will not have any equity interests authorized or issued and outstanding; the trust will be authorized to issue the shares pursuant to the amended and restated trust agreement to be entered into in conjunction with the closing of this offering. See the section entitled “Description of Shares” for more information. As a result, the company, as sponsor of the trust, will beneficially own the trust before the closing of this offering. In turn, our manager, as sole holder of the allocation interests of the company, and our Chief Executive Officer, Mr. Massoud, as sole and managing member of the manager, will each beneficially own the company before the closing of this offering.

(3)	Amounts with respect to Mr. Massoud also reflect his beneficial ownership of shares through his interest in and control of Pharos, as discussed in more detail in footnote 5, below.

(4)	CGI, through its wholly owned subsidiary, CGI Diversified Holdings, LP, has agreed to purchase the number of shares in the trust having an aggregate purchase price of $86 million, at a per share price equal to the initial public offering price, in a separate private placement transaction that will close in conjunction with the closing of this offering. CGI is the sole limited partner of CGI Diversified Holdings, LP. Navco Management, Inc., an affiliate of CGI, is the general partner of CGI Diversified Holdings, LP, and, as a result, Navco Management, Inc. may be deemed to beneficially own the shares held by CGI Diversified Holdings, LP. Navco Management, Inc. is also the general partner of each of the entities selling its controlling interests in the initial businesses to the company. Arthur Coady is a director of Navco Management, Inc. and, as a result, may be deemed to beneficially own the shares held by CGI Diversified Holdings, LP. See the section entitled “Certain Relationships and Related Party Transactions” for more information about this transaction and the relationship of CGI and its affiliated entities.

(5)	Pharos has agreed to purchase the number of shares in the trust having an aggregate purchase price of $4 million, at a per share price equal to the initial public offering price, in a separate private placement transaction that will close in conjunction with the closing of this offering. Our Chief Executive Officer, Mr. Massoud, as managing member of Pharos exercising sole voting and investment power with respect to Pharos, will beneficially own Pharos before and after the closing of this offering and will be deemed to beneficially own the shares held by Pharos.

     The following table sets forth certain information, both before and after giving effect to the closing of this offering and the separate private placement transactions, regarding the beneficial ownership of the company’s two classes of equity interests. See the section entitled “Description of Shares” for more information about the equity interests of the company.

Compass Group Diversified Holdings LLC(1)

	Before the Offering		After the Offering

	Number of	Percent of	Number of	Percent of
	Interests	Class	Interests	Class

Compass Group Management LLC(2)
Allocation interests(3)	100	100%	1,000	100%
Trust interests	—	—	—	—
Compass Diversified Trust(4)
Allocation interests	—	—	—	—
Trust interests	—	—	20,000,000	100%

(1)	Compass Group Diversified Holdings LLC has two classes of interests: allocation interests and trust interests.

(2)	Compass Group Management LLC, our manager, as sole holder of the allocation interests of the company and as our manager under the management services agreement, will beneficially own the company before this offering. Our Chief Executive Officer, Mr. Massoud, as sole and managing member of our manager, will beneficially own the company before the closing of this offering. Our manager is also an affiliate of CGI and Pharos.

(3)	Allocation interests are being reclassified in conjunction with the closing of this offering.

(4)	Each beneficial interest in the trust corresponds to one underlying trust interest of the company. Unless the trust is dissolved, it must remain the sole holder of 100% of the trust interests and at all times the company will have outstanding the identical number of trust interests as the number of outstanding shares of the trust. As a result of corresponding interest between shares and trust interests, each holder of shares identified in the table above relating to the trust may be deemed to beneficially own a correspondingly proportionate interest in the company.

     The following table sets forth certain information as of April 1, 2006 and after giving effect to the closing of this offering, regarding the beneficial ownership by certain executive officers and directors of the company and entities with which they are affiliated of equity interests in certain of our initial businesses. See the section entitled “Certain Relationships and Related Party Transactions” for more information about ownership interests in our initial businesses.

	Before the Offering		After the Offering

	Number of	Percent of	Number of	Percent of
	Shares	Class	Shares	Class

C. Sean Day
Crosman, Common Stock	5,193	0.9%	5,193	0.9%
Advanced Circuits, Series B Common Stock (1)	10,000	0.8%	10,000	0.8%
I. Joseph Massoud
Crosman, Common Stock	2,077	0.4%	—	—
Silvue Coinvestment Partners, LLC(2)
Silvue, Series B Common Stock	98.6	0.2%	—	—
Silvue, Series A Preferred Stock	433.1	1.0%	—	—
ACI Coinvestment Partners, LLC(3)
Advanced Circuits, Series B Common Stock	11,880	1.0%	—	—

(1)	Mr. Day is the direct owner of 6,480 shares of Series B Common Stock and Mr. Day’s children are the owners in the aggregate of 3,520 shares of Series B Common Stock.

(2)	Mr. Massoud is the managing member of and owns a 26.1% interest in Silvue Coinvestment Partners, LLC and, in such capacity, exercises sole voting and investment power with respect to Silvue Coinvestment Partners, LLC. As a result, Mr. Massoud beneficially owns Silvue Coinvestment Partners, LLC. Mr. Day beneficially owns a 36.2% interest in Silvue Coinvestment Partners, LLC.

(3)	Mr. Massoud is the managing member of and owns a 42.1% interest in ACI Coinvestment Partners, LLC and, in such capacity, exercises sole voting and investment power with respect to ACI Coinvestment Partners, LLC. As a result, Mr. Massoud beneficially owns ACI Coinvestment Partners, LLC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Relationships with Related Parties
CGI
      CGI, through its wholly owned subsidiaries, is the sole limited partner in each of the entities from which the company will acquire a controlling interest in the initial businesses, as well as the sole limited partner in CGI Diversified Holdings, LP, an entity that will purchase approximately $86 million of shares pursuant to a separate private placement transaction to close in conjunction with this offering. CGI is also an affiliate of Navco Management, Inc., the general partner of CGI Diversified Holdings, LP and the entities from which the company will acquire controlling interests in the initial businesses.
      We will use a portion of the net proceeds of this offering, the separate private placement transactions and our initial borrowing from our third party credit facility to acquire controlling interests in our initial businesses from CGI and its subsidiaries. Such controlling interests were acquired or otherwise obtained by CGI and its subsidiaries pursuant to equity investments totaling approximately $71.9 million, which controlling interests we will acquire from CGI and its subsidiaries for approximately $147.7 million in cash.
      CGI is the sole owner of The Compass Group. The members of our management team, while working for The Compass Group, advised CGI on the acquisition and management of the initial businesses. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information about our acquisition of our initial businesses. In addition to advising on the acquisition and management of our initial businesses, the relationship between our management team and CGI has also related to the acquisition of controlling interests in six other businesses including a recent acquisition for approximately $32.0 million. Excluding the most recent acquisition, CGI and its subsidiaries acquired or otherwise obtained the controlling equity interest in five of those businesses for approximately $94.9 million in cash and have, as a result of those companies’ cash flows, sales or mergers of those companies, received cash proceeds relating to those businesses of approximately $158.0 million to date, while continuing to maintain significant, though not necessarily controlling, equity interests in four of those businesses. On average, all of the capital invested in the equity of those five businesses was received by CGI and its subsidiaries in approximately 2.5 years. The company will not have any interest in, nor be affiliated with, any of those six businesses upon the closing of this offering.
      CGI Diversified Holdings, LP has also agreed to purchase, in conjunction with the closing of this offering in a separate private placement transaction, that number of shares, at a per share price equal to the initial public offering price, having an aggregate purchase price of approximately $86 million. As indicated above, this amount will be used in part to pay the purchase price to CGI and its subsidiaries for the acquisition of our initial businesses by the company. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information on our acquisition of our initial businesses. CGI Diversified Holdings, LP will have certain registration rights in connection with the shares it acquires in the separate private placement transaction. See the section entitled “Shares Eligible for Future Sale — Registration Rights” for more information about these registration rights. CGI Diversified Holdings, LP will also become a non-managing member of our manager following this offering, and as a result will be entitled to receive 10% of any profit allocation paid by the company to our manager. CGI Diversified Holdings, LP did not pay any consideration for its non-management member interests in our manager.
      Neither our Chief Executive Officer nor any of the employees of the manager have been or are officers, directors, employees or owners of CGI, CGI Diversified Holdings, LP or Navco Management, Inc. Except as disclosed in this prospectus, none of CGI, CGI Diversified Holdings, Inc. or Navco Management, Inc. has engaged in any transaction with the company or our manager.
Our Manager
      Our manager is a newly created entity that will be owned by our management team and CGI and controlled by its sole and managing member, Mr. Massoud. Following this offering, CGI Diversified

Holdings, LP, and Sostratus LLC, an entity wholly owned by our management team, will become non-managing members of our manager. Prior to this offering, the company and the trust were controlled by our manager.
      Our relationship with our manager will be governed principally by the following three agreements:

•	the management services agreement relating to the management services our manager will perform for us and the businesses we own and the management fee to be paid to our manager in respect thereof;

•	the company’s LLC agreement setting forth our manager’s rights with respect to the allocation interests it owns, including the right to receive profit allocations from the company; and

•	the supplemental put agreement relating to our manager’s right to cause the company to purchase the allocation interests it owns.

See the sections entitled “Our Manager”, “Management Services Agreement” and “Description of Shares” for more information about these agreements.
      We also expect that our manager will enter into offsetting management services agreements, transaction services agreements and other agreements, in each case, with some or all of our businesses. In this respect, we expect that The Compass Group will cause its affiliates to assign any outstanding agreements with our initial businesses to our manager in connection with the closing of this offering. See the sections entitled “Our Manager — Our Relationship With Our Manager — Our Manager as a Service Provider — Offsetting Management Services Agreements” for information about these agreements.
      In conjunction with the closing of this offering, all the employees of The Compass Group will become employees of our manager. While our manager will provide management services to the company, our manager will also be permitted to provide services, including services similar to management services, to other entities. In this respect, the management services agreement and the obligation to provide management services will not create a mutually exclusive relationship between our manager and the company or our businesses. As such, our manager, and our management team, will be permitted to engage in other business endeavors, which may be related to or affiliated with CGI, which will continue to own several businesses that were managed by our management team prior to this offering, or its affiliates as well as other parties. Our Chief Executive Officer and the officers and employees of our manager and its affiliates who provide services to us currently anticipate devoting a substantial majority of their time to the affairs of the company. Mr. James Bottiglieri, our Chief Financial Officer, will devote 100% of his time to our affairs.
      The company has agreed to reimburse our manager and its affiliates, within five business days after the closing of this offering, for certain costs and expenses incurred or to be incurred prior to and in connection with the closing of this offering in the aggregate amount of approximately $6.0 million.
      Mr. Massoud, as managing member of the manager, will beneficially receive the management fees, offsetting management fees, fees under any transaction services agreements and expense reimbursements related to the foregoing, and he will use such proceeds to pay the compensation, overhead, out-of-pocket and other expenses of the manager, satisfy its contractual obligations and otherwise distribute such proceeds to the members of the manager in accordance with the manager’s organizational documents.
Mr. C. Sean Day
      Mr. Day, the chairman of the company’s board of directors, is chairman of The Compass Group, a wholly owned subsidiary of CGI. Mr. Day is not an employee, director, officer or owner of our manager.
Pharos
      Pharos has agreed to purchase, in conjunction with the closing of this offering in a separate private placement transaction, that number of shares, at a per share price equal to the initial public offering price, having an aggregate purchase price of $4 million. As indicated above, this amount will be used in part to pay the purchase price to CGI and its subsidiaries for the acquisition of our initial businesses by the company. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information on our acquisition of our initial business. Pharos will have certain registration rights in connection with the shares it acquires in the separate private placement transaction. See the section entitled “Shares Eligible for Future Sale — Registration Rights” for more information about these registration rights. In addition, Pharos is owned by certain employees of our manager, including Mr. Massoud, our Chief Executive Officer. Mr. Massoud, as managing member, controls Pharos.
Directed Share Program
      Members of our management team have indicated their intention to purchase shares, at a per share price equal to the initial public offering price, pursuant to our directed share program. See the section entitled “Underwriting — Directed Share Program” for more information about our directed share program.
Ownership Interest In the Initial Businesses
      Prior to this offering, certain employees of our manager held equity interests in certain of our initial businesses. In connection with this offering, all employees of our manager who own shares in any of our initial businesses have agreed to sell such shares to the company at the same price per share as CGI will receive pursuant to the stock purchase agreement. In addition, certain employees of our manager will receive profit payments, which will be paid through a partnership in which they are partners. Such employees intend to reinvest approximately $4.0 million, which constitutes a substantial majority of their anticipated proceeds on an after-tax basis, from such sales and profit payments in the purchase of shares, by means of the private placement transaction with Pharos. In addition, following this offering, Mr. Day, Chairman of the company’s board of directors, will continue to hold interests in certain of our initial businesses. See the section entitled “Principal Shareholders/ Security Ownership of Directors and Executive Officers” for more information about Mr. Day’s ownership interest in our initial businesses. As reflected below, the current holdings of these individuals did not and will not exceed 5% of any of such initial businesses’ outstanding shares.
     Crosman
      Mr. Massoud, our Chief Executive Officer, holds 2,077 shares of Crosman, representing approximately 0.4% of Crosman’s outstanding shares. In addition, certain employees of the manager, a former director of Crosman and a former employee of The Compass Group hold 4,748 shares of Crosman in the aggregate representing 0.8% of Crosman’s outstanding shares. In connection with our acquisition of the Crosman shares from CGI’s subsidiary, we will acquire from Mr. Massoud and such employees and former director all of their shares in Crosman at the same price per share as CGI will receive pursuant to the stock purchase agreement. Mr. Massoud and all employees of the manager and the former director of Crosman who hold Crosman shares intend to reinvest approximately 100% of the after-tax proceeds of such sales in the purchase of shares either by means of the private placement transaction with Pharos, discussed above, or pursuant to the directed share program.
      Prior to this offering, Mr. Day, our Chairman of the board of directors, held 5,193 shares of Crosman, representing approximately 0.9% of Crosman’s outstanding shares. Mr. Day will continue to hold these shares following this offering and our acquisition of Crosman. See the section entitled “Principal Shareholders/ Security Ownership of Directors and Executive Officers” for more information about Mr. Day’s ownership interest in our initial businesses.
     Advanced Circuits
      ACI Coinvestment Partners, LLC, of which Mr. Massoud holds a 42.1% interest, holds 11,880 shares of Advanced Circuits, representing approximately 1.0% of Advanced Circuits’ outstanding shares. Certain employees of the manager hold the remaining 57.9% interest in ACI Coinvestment Partners, LLC. In connection with our acquisition of the Advanced Circuits’ shares from CGI’s subsidiary, we will acquire from ACI Coinvestment Partners, LLC all of its shares in Advanced Circuits at the same price per share as CGI will receive pursuant to the stock purchase agreement. Mr. Massoud and all employees of the manager who hold interests in ACI Coinvestment Partners, LLC intend to reinvest approximately 100% of the after-tax proceeds of such sales in the purchase of shares either by means of the private placement transactions to Pharos, discussed above, or pursuant to the directed share program.
      Prior to this offering, Mr. Day, our Chairman of the board of directors, held 10,000 shares of Advanced Circuits, representing approximately 0.8% of Advanced Circuits’ outstanding shares. Mr. Day will continue to hold these shares following this offering and our acquisition of Advanced Circuits. See the section entitled “Principal Shareholders/ Security Ownership of Directors and Executive Officers” for more information about Mr. Day’s ownership interest in our initial businesses.
     Silvue
      Silvue Coinvestment Partners, LLC, of which Mr. Massoud and Mr. Day hold 26.1% and 36.2% interests, respectively, currently holds 532 shares of Silvue (on an as converted basis), representing approximately 1.3% of Silvue’s outstanding shares. Certain employees of the manager and The Compass Group hold the remaining 37.7% interest in Silvue Coinvestment Partners, LLC. In connection with our acquisition of the Silvue shares from CGI’s subsidiary, we will acquire from Silvue Coinvestment Partners, LLC, all of its shares in Silvue at the same price per share as CGI will receive pursuant to the stock purchase agreement. Mr. Massoud and all employees of the manager who hold interests in Silvue Coinvestment Partners, LLC intend to reinvest approximately 100% of the after-tax proceeds of such sales in the purchase of shares either by means of the private placement transaction with Pharos, or pursuant to the directed share program.
Contractual Arrangements with Related Parties
      The following discussion sets forth the agreements that we intend to enter into with related parties in connection with this offering. The statements relating to each agreement set forth in this section and elsewhere in this prospectus are subject to and are qualified in their entirety by reference to all of the provisions of such agreements, forms of which have been filed as exhibits to the registration statement of which this prospectus is a part.
      The terms and conditions, including those relating to pricing, of these agreements to which the company, CGI, our manager and certain other related parties are a party were negotiated in the overall context of this offering and not on an arm’s-length basis.
      Although we received an opinion from Duff & Phelps, LLC, an independent financial advisory and investment banking firm, regarding the fairness, from a financial point of view only, of the acquisition prices of the four initial businesses (on an individual basis only), and notwithstanding that the acquisitions of the initial businesses and all of the agreements identified above were approved by a majority of our independent directors, the agreements were not negotiated on an arm’s-length basis with unrelated third parties. As a result, the terms and conditions of these agreements may be less favorable to us than they might have been had they been negotiated on an arm’s-length basis.

Stock Purchase Agreement with Sellers, including CGI and its Subsidiaries
      CGI and its subsidiaries, together with the other sellers, intend to enter into a stock purchase agreement with the company pursuant to which the company will acquire controlling interests in our initial businesses. In addition, upon consummation of the transactions contemplated by the stock purchase agreement, the company will succeed to the rights and interests of the applicable selling CGI subsidiaries under certain stockholders’ agreements and registration rights agreements currently in place at our businesses. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information about the stock purchase agreement.

Loan Agreements with each Initial Business
      The company intends to enter into loan agreements with each of our initial businesses pursuant to which the company will make loans and financing commitments to each initial business. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information about the loan agreements.

Management Services Agreement
      The company intends to enter into a management services agreement pursuant to which our manager will provide management services. See the section entitled “Management Services Agreement” for more information about the management services agreement.

Offsetting Management Services Agreements
      Our manager may, at any time, enter into offsetting management services agreements directly with the businesses that we own relating to the performance by our manager of offsetting management services for such businesses. All fees, if any, paid by the businesses that we own to our manager pursuant to an offsetting management services during any fiscal quarter will offset, on a dollar-for-dollar basis, the management fee otherwise due and payable by the company to our manager under the management services agreement for such fiscal quarter.
      In addition, in conjunction with the closing of this offering, The Compass Group will cause its affiliates to assign to our manager each existing agreement pursuant to which its affiliates provide management services to our initial businesses. Each such agreement shall be deemed an offsetting management services agreement. See the section entitled “Our Manager — Our Relationship With Our Manager — Our Manager as a Service Provider — Offsetting Management Services Agreements” for more information about offsetting management services agreements and offsetting management fees.

LLC Agreement
      The trust and our manager will each be parties to the LLC agreement relating to their respective interests in the company. See the section entitled “Description of Shares” for more information about the LLC agreement.

Supplemental Put Agreement
      In consideration of our manager’s acquisition of the allocation interests, we intend to enter into a supplemental put agreement with our manager pursuant to which our manager shall have the right to cause the company to purchase the allocation interests then owned by our manager upon termination of the management services agreement. See the section entitled “Our Manager — Supplemental Put Agreement” for more information about the supplemental put agreement.

Private Placement Agreements
      CGI and Pharos have each agreed to purchase, in conjunction with the closing of this offering in separate private placement transactions, that number of shares, at a per share price equal to the initial public offering price, having an aggregate purchase price of $86 and $4 million, respectively.

Registration Rights Agreements
      In connection with CGI’s and Pharos’ purchase of shares pursuant to the separate private placement transactions described above, we intend to enter into registration rights agreements with CGI Diversified Holdings, LP and Pharos for the registration of such shares under the Securities Act. See the section entitled “Shares Eligible for Future Sale — Registration Rights” for more information about the registration rights agreement.
Code of Ethics
      Prior to the completion of this offering, the company’s board of directors will adopt a code of ethics and conduct establishing the standards of ethical conduct applicable to all directors, officers and employees, as applicable, of the company, our manager, members of our management team and other employees of our manager and any other person who is performing services for or on behalf of the company. We anticipate that our initial businesses will adopt codes of ethics and conduct substantially similar to that of the company.
      The code of ethics and conduct will address, among other things, conflicts of interest and related party transactions generally and will require the approval of all related party transactions by the company’s nominating and corporate governance committee. The code of ethics and conduct specifically will require nominating and corporate governance committee approval for transactions between us and any affiliate of CGI or our manager relating to the provision of any services to us or our businesses. We will disclose promptly any waivers of the code of ethics and conduct by our nominating and corporate governance committee with respect to directors and executive officers of the company. In addition, our nominating and corporate governance committee will review any conflicts of interest that may arise between the company and our manager.

DESCRIPTION OF SHARES
General
      The following is a summary of the material terms of:

•	the shares representing beneficial interests in the trust property, to be issued in this offering;

•	the trust interests of the company, which we refer to as trust interests, to be issued to the trust; and

•	the allocation interests of the company, which we refer to as allocation interests, to be issued to our manager.
      We refer to both the trust interests and allocation interests, collectively, as the interests. We will enter into the amended and restated trust agreement, which we refer to as the trust agreement, and the amended and restated LLC agreement, which we refer to as the LLC agreement, in connection with the closing of this offering. The trust agreement provides for the issuance of the shares, and the LLC agreement provides for the issuance of the trust interests and allocation interests, as well as the distributions on and voting rights of each of the trust interests and the allocation interests.
      The following description is subject to the provisions of the Delaware Statutory Trust Act and the Delaware Limited Liability Company Act. Certain provisions of the trust agreement and the LLC agreement are intended to be consistent with the DGCL, and the powers of the company, the governance processes and the rights of the trust as the holder of the trust interests and the shareholders of the trust are generally intended to be similar in many respects to those of a typical Delaware corporation under the DGCL, with certain exceptions.
      The statements that follow are subject to and are qualified in their entirety by reference to all of the provisions of each of the trust agreement and the LLC agreement, which will govern your rights as a holder of the shares and the trust’s rights as a holder of trust interests, forms of each of which have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.
Shares in the Trust
      Each share of the trust represents one undivided beneficial interest in the trust property and each share of the trust corresponds to one underlying trust interest held by the trust. Unless the trust is dissolved, it must remain the holder of 100% of the trust interests and at all times the company will have outstanding the identical number of trust interests as the number of outstanding shares of the trust. Pursuant to the amended and restated trust agreement to be entered into in conjunction with the closing of this offering, the trust will be authorized to issue 500,000,000 shares and the company will be authorized to issue a corresponding number of trust interests. Immediately following the completion of this offering, the trust will have 20,000,000 shares outstanding, or 22,100,000 shares outstanding if the underwriters exercise their overallotment option in full, and the company will have an equal number of corresponding trust interests outstanding. All shares and trust interests will be fully paid and nonassessable upon payment thereof.
Equity Interests in the Company
      The company is authorized, pursuant to action by the company’s board of directors, to issue up to 500,000,000 trust interests in one or more series. In addition to the trust interests, the company will be authorized, pursuant to action by the company’s board of directors, to issue up to 1,000 allocation interests. In connection with the formation of the company, our manager acquired 100% of the allocation interests so authorized and issued for a capital investment of $100,000 by our manager. All allocation interests are fully paid and nonassessable. Other than the allocation interests held by our manager, the company will not be authorized to issue any other allocation interests.

Distributions

General
      The company, acting through its board of directors, may declare and pay quarterly distributions on the interests of the company. Any distributions so declared will be paid on the interests in proportion to the number of interests held by such holder of interests. Assuming we sell all of the shares offered in this offering and the separate private placement transactions, our manager will have less than a 0.1% interest in the company, which would be subject to dilution if additional shares were offered in the future. The company’s board of directors may, in its sole discretion and at any time, declare and pay distributions from the cash flow available for distributions to the holders of its interests.
      Upon receipt of any distributions declared and paid by the company, the trust will, pursuant to the terms of the trust agreement, distribute within five (5) business days the whole amount of such distributions in cash to its shareholders, in proportion to their percentage ownership of the trust on the related record date. The record date for distributions by the company will be the same as the record date for corresponding distributions by the trust.
      In addition, under the terms of the LLC agreement, the company will pay a profit allocation to the manager, as holder of the allocation interests. See the section entitled “Our Manager — Our Relationship With Our Manager — Our Manager as an Equity Holder — Manager’s Profit Allocation” for more information about the profit allocation to the manager.

Manager’s Profit Allocation
      See the section entitled “Our Manager — Our Relationship With Our Manager — Our Manager as an Equity Holder — Manager’s Profit Allocation” for a description of the manager’s profit allocation to be paid to our manager and an example of the calculation of the profit allocation.
Voting and Consent Rights

General
      Each outstanding share is entitled to one vote per share on any matter with respect to which the trust is entitled to vote, as provided in the LLC agreement and as detailed below. Pursuant to the terms of the LLC agreement and the trust agreement, the company will act at the direction of the trust only with respect to those matters subject to vote by the holders of trust interests of the company. The company, as sponsor of the trust, will provide to the trust, for transmittal to shareholders of the trust, the appropriate form of proxy to enable shareholders of the trust to direct, in proportion to their percentage ownership of the shares, the trust’s vote with respect to the trust interests. The trust will vote its trust interests of the company in the same proportion as the vote of holders of the shares. For the purposes of this summary, the voting rights of holders of the trust interests of the company that effectively will be exercised by the shareholders of the trust by proxy will be referred to as the voting rights of the holders of the shares.
      The LLC agreement provides that the holders of trust interests are entitled, at the annual meeting of members of the company, to vote for the election of all of the directors other than any director appointed by our manager. Because neither the trust agreement nor the LLC agreement provides for cumulative voting rights, the holders of a plurality of the voting power of the then outstanding shares represented at a shareholders meeting will effectively be able to elect all the directors of the company standing for election.

      The LLC agreement further provides that holders of allocation interests will not be entitled to any voting rights, except that holders of allocation interests will have, in accordance with the terms of the LLC agreement:

•	voting or consent rights in connection with certain anti-takeover provisions, as discussed below;

•	a consent right with respect to the amendment or modification of the provisions providing for distributions to the holders of allocation interests;

•	a consent right to any amendment to the provision entitling the holders of allocation interests to appoint directors who will serve on the board of directors of the company;

•	a consent right with respect to any amendment of the provision of the LLC agreement governing amendments thereof; and

•	a consent right with respect to any amendment that would adversely affect the holder of allocation interests.

Board of Directors Appointee
      As holder of the allocation interests, our manager has the right to appoint one director (or two directors if the board size is increased to nine or more directors) to the company’s board of directors commencing with the closing of this offering. Any appointed director on the company’s board of directors will not be required to stand for election by the shareholders. Any appointed director who is also a member of the company’s management will not receive any compensation (other than reimbursements that are permitted for directors) and will not have any special voting rights.
Right to Bring a Derivative Action and Enforcement of the Provisions of the LLC Agreement by Holders of the Shares and Our Manager
      The trust agreement and the LLC agreement both provide that holders of shares representing at least ten percent of the outstanding shares shall have the right to directly institute a legal proceeding against the company to enforce the provisions of the LLC agreement. In addition, the trust agreement and the LLC agreement provide that holders of shares representing at least ten percent of the outstanding shares have the right to cause the trust to institute any legal proceeding for any remedy available to the trust, including the bringing of a derivative action in the place of the company under Section 18-1001 of the Delaware Limited Liability Company Act relating to the right to bring derivative actions. Holders of shares will have the right to direct the time, method and place of conducting such legal proceedings brought by the trust. Our Manager, as holder of the allocation interests, has the right to directly institute proceedings against the company to enforce the provisions of the LLC agreement.
Acquisition Exchange and Optional Purchase
      The trust agreement and the LLC agreement provide that, if at any time more than 90% of the then outstanding shares are beneficially owned by one person, who we refer to as the acquirer and which we refer to as the control date, such acquirer has the right to cause the trust, acting at the direction of the company’s board of directors, to mandatorily exchange all shares then outstanding for an equal number of trust interests, which we refer to as an acquisition exchange, and dissolve the trust. The company, as sponsor of the trust, will cause the transfer agent of the shares to mail a copy of notice of such exchange to the shareholders of the trust at least 30 days prior to the exchange of shares for trust interests. Upon the completion of such acquisition exchange, each holder of shares immediately prior to the completion of the acquisition exchange will be admitted to the company as a member in respect of an equal number of trust interests and the trust will cease to be a member of the company.

      Following the exchange, the LLC agreement provides that the acquirer has the right to purchase from the other holders of trust interests for cash all, but not less than all, of the outstanding trust interests that the acquirer does not own at the offer price, as defined in the LLC agreement, as of the control date. While this provision of the LLC agreement provides for a fair price requirement, the LLC agreement does not provide members with appraisal rights to which shareholders of a Delaware corporation would be entitled under Section 262 of the DGCL. The acquirer can exercise its right to effect such purchase by delivering notice to the company and the transfer agent of its election to make the purchase not less than 60 days prior to the date which it selects for the purchase. The company will cause the transfer agent to mail the notice of the purchase to the record holders of the trust interests at least 30 days prior to purchase. We refer to the date of purchase as the purchase date.
Voluntary Exchange
      The trust agreement and the LLC agreement provide that in the event the company’s board of directors determines that either:

•	the trust or the company, or both, is, or is reasonably likely to be, treated as a corporation for United States federal income tax purposes;

•	the trust is, or is reasonably likely to be, required to issue Schedules K-1 to holders of shares; or

•	the existence of the trust otherwise results, or is reasonably likely to result, in a material tax detriment to the trust, the holders of shares, the company or any of the members; and

the company’s board of directors obtains an opinion of counsel to such effect, the company, as sponsor of the trust, may cause the trust to exchange all shares then outstanding for an equal number of trust interests and dissolve the trust. We refer to such an exchange as a voluntary exchange. The company, as sponsor of the trust, will cause the transfer agent for the shares to mail a copy of notice of such exchange to the shareholders of the trust at least 30 days prior to the exchange of shares for trust interests. Upon the completion of a voluntary exchange, each holder of shares immediately prior to the completion of the voluntary exchange will be admitted to the company as a member in respect of an equal number of trust interests and the trust will cease to be a member of the company.
Election by the Company
      In circumstances where the trust has been dissolved, the LLC agreement provides that the company’s board of directors may, without the consent of vote of holders of trust interests, cause the company to elect to be treated as a corporation for United States federal income tax purposes only if the board receives an opinion from a nationally recognized financial adviser to the effect that the market valuation of the company is expected to be significantly lower as a result of the company continuing to be treated as a partnership for United States federal income tax purposes than if the company instead elected to be treated as a corporation for United States federal income tax purposes.
Dissolution of the Trust and the Company
      The LLC agreement provides for the dissolution and winding up of the company upon the occurrence of:

•	the adoption of a resolution by a majority vote of the company’s board of directors approving the dissolution, winding up and liquidation of the company and such action has been approved by the affirmative vote of a majority of the outstanding trust interests entitled to vote thereon;

•	the unanimous vote of the outstanding trust interests to dissolve, wind up and liquidate the company; or

•	a judicial determination that an event has occurred that makes it unlawful, impossible or impractical to carry on the business of the company as then currently operated as determined in accordance with Section 18-802 of the Delaware Limited Liability Company Act; or

•	the termination of the legal existence of the last remaining member or the occurrence of any other event that terminates the continued membership of the last remaining member, unless the company is continued without dissolution in a manner provided under the LLC agreement or the Delaware Limited Liability Company Act.
      The trust agreement provides for the dissolution and winding up of the trust upon the occurrence of:

•	an acquisition exchange or a voluntary exchange;

•	the filing of a certificate of cancellation of the company or its failure to revive its charter within 10 days following revocation of the company’s charter;

•	the entry of a decree of judicial dissolution by a court of competent jurisdiction over the company or the trust; or

•	the written election of the company.
      We refer to these events as dissolution events. Following the occurrence of a dissolution event with respect to the trust, each share will be mandatorily exchanged for a trust interest of the company. Upon dissolution of the company in accordance with the terms of the LLC agreement, the then holders of interests will be entitled to share in the assets of the company legally available for distribution following payment to creditors in accordance with the positive balance in such holders’ tax-based capital accounts required by the LLC agreement, after giving effect to all contributions, distributions and allocations for all periods.
Anti-Takeover Provisions
      Certain provisions of the management services agreement, the trust agreement and the LLC agreement, which will become effective upon the closing of this offering, may make it more difficult for third parties to acquire control of the trust and the company by various means. These provisions could deprive the shareholders of the trust of opportunities to realize a premium on the shares owned by them. In addition, these provisions may adversely affect the prevailing market price of the shares. These provisions are intended to:

•	protect our manager and its economic interests in the company;

•	protect the position of our manager and its rights to manage the business and affairs of the company under the management services agreement;

•	enhance the likelihood of continuity and stability in the composition of the company’s board of directors and in the policies formulated by the board of directors;

•	discourage certain types of transactions which may involve an actual or threatened change in control of the trust and the company;

•	discourage certain tactics that may be used in proxy fights;

•	encourage persons seeking to acquire control of the trust and the company to consult first with the company’s board of directors to negotiate the terms of any proposed business combination or offer; and

•	reduce the vulnerability of the trust and the company to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of the outstanding shares or that is otherwise unfair to shareholders of the trust.

Anti-Takeover Effects of the Management Services Agreement
      The limited circumstances in which our manager may be terminated means that it will be very difficult for a potential acquirer of the company to take over the management and operation of our business. Under the terms of the management services agreement, our manager may only be terminated by the company in certain limited circumstances. See the section entitled “Management Services Agreement — Termination of Management Services Agreement” for further discussion.
      Furthermore, our manager has the right to resign and terminate the management services agreement upon 90 days notice. Upon the termination of the management service agreement, seconded officers, employees, representatives and delegates of the manager and its affiliates who are performing the services that are the subject of the management services agreement, will resign their respective position with the company and cease to work at the date of our manager’s termination or at any other time as determined by our manager. Any appointed director may continue serving on the company’s board of directors subject to our manager’s continued ownership of the allocation interests.
      If we terminate the management services agreement, the company and the trust will agree, and the company will agree to cause its businesses, to cease using the term “Compass”, including any trademarks based on the name of the company and trust owned by our manager, entirely in their businesses and operations within 180 days of such termination. This agreement would require the trust, the company and its businesses to change their names to remove any reference to the term “Compass” or any trademarks owned by our manager.
      See the section entitled “Management Services Agreement — Termination of Management Services Agreement” for more information about the termination provisions set forth in the management services agreement.

Anti-Takeover Provisions in the Trust Agreement and the LLC Agreement
      A number of provisions of the trust agreement and the LLC agreement also could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the trust and the company. The trust agreement and the LLC agreement prohibit the merger or consolidation of the trust and the company with or into any limited liability company, corporation, statutory trust, business trust or association, real estate investment trust, common-law trust or any other unincorporated business, including a partnership, or the sale, lease or exchange of all or substantially all of the trust’s or the company’s property or assets unless, in each case, the company’s board of directors adopts a resolution by a majority vote approving such action and unless (i) in the case of the company, such action is approved by the affirmative vote of the holders of a majority of each of the outstanding trust interests and allocation interests entitled to vote thereon or (ii) in the case of the trust, such action is approved by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon.
      In addition, the trust agreement and the LLC agreement each contain provisions based on Section 203 of the DGCL which prohibit the company and the trust from engaging in a business combination with an interested shareholder unless (i) in the case of the company, such business combination is approved by the affirmative vote of the holders of 66 2/3% of each of the outstanding trust interests and allocation interests or (ii) in the case of the trust, such business combination is approved by the affirmative vote of the holders of 66 2/3 % of the outstanding shares, in each case, excluding shares or interests, as the case may be, held by the interested stockholder or any affiliate or associate of the interested stockholder.

      Subject to the right of our manager to appoint directors and any successor in the event of a vacancy, the LLC agreement authorizes only the chairman of the company’s board of directors to fill vacancies until the second annual meeting of members (and thereafter allowing the company’s board of directors to fill such vacancies) following the closing of this offering. This provision could prevent a shareholder of the trust from effectively obtaining an indirect majority representation on the company’s board of directors by permitting the existing board of directors to increase the number of directors and to fill the vacancies with its own nominees. The LLC agreement also provides that directors may be removed, with or without cause, only by the affirmative vote of holders of 85% of the outstanding shares. An appointed director may only be removed by our manager, as holder of the allocation interests.
      The trust agreement and the LLC agreement do not permit holders of the shares to act by written consent. Instead, shareholders may only take action via proxy, which, when the action relates to the trust’s exercise of its rights as a member of the company, may be presented at a duly called annual or special meeting of members of the company and will constitute the vote of the trust. For so long as the trust remains a member of the company, the trust will act by written consent, including to vote its trust interests in a manner that reflects the vote by proxy of the holders of the shares. Furthermore, the trust agreement and the LLC agreement provide that special meetings may only be called by the chairman of the company’s board of directors or by resolution adopted by the company’s board of directors.
      The trust agreement and the LLC agreement also provide that members, or holders of shares, seeking to bring business before an annual meeting of members or to nominate candidates for election as directors at an annual meeting of members of the company, must provide notice thereof in writing to the company not less than 120 days and not more than 150 days prior to the anniversary date of the preceding year’s annual meeting of members or as otherwise required by requirements of the Exchange Act. In addition, the member or holder of shares furnishing such notice must be a member or shareholder, as the case may be, of record on both (i) the date of delivering such notice and (ii) the record date for the determination of members or shareholders, as the case may be, entitled to vote at such meeting. The trust agreement and the LLC agreement specify certain requirements as to the form and content of a member’s or shareholder’s notice, as the case may be. These provisions may preclude members or holders of shares from bringing matters before holders of shares at an annual meeting or from making nominations for directors at an annual or special meeting.
      The company’s board of directors will be divided into three classes serving staggered three-year terms, which will effectively require at least two election cycles for a majority of the company’s board of directors to be replaced. See the section entitled “Management” for more information about the company’s staggered board. In addition, our manager will have certain rights with respect to appointing one or more directors, as discussed above.
      Authorized but unissued shares are available for future issuance, without approval of the shareholders of the trust. These additional shares may be utilized for a variety of purposes, including future public offerings to raise additional capital or to fund acquisitions, as well as option plans for employees of the company or its businesses. The existence of authorized but unissued shares could render more difficult or discourage an attempt to obtain control of the trust by means of a proxy contest, tender offer, merger or otherwise.
      In addition, the company’s board of directors has broad authority to amend the trust agreement and the LLC agreement, as discussed below. The company’s board of directors could, in the future, choose to amend the trust agreement or the LLC agreement to include other provisions which have the intention or effect of discouraging takeover attempts.

Amendment of the LLC Agreement
      The LLC agreement (including the distribution provisions thereof) may be amended only by a majority vote of the board of directors of the company, except that amending the following provisions requires an affirmative vote of at least a majority of the outstanding shares:

•	the purpose or powers of the company;

•	the authorization of an increase in trust interests;

•	the distribution rights of the trust interests;

•	the voting rights of the trust interests;

•	the provisions regarding the right to acquire trust interests after an acquisition exchange described above;

•	the right of holders of shares to enforce the LLC agreement or to institute any legal proceeding for any remedy available to the trust;

•	the hiring of a replacement manager following the termination of the management services agreement;

•	the merger or consolidation of the company, the sale, lease or exchange of all or substantially all of the company’s assets and certain other business combinations or transactions;

•	the right of holders to vote on the dissolution, winding up and liquidation of the company; and

•	the provision of the LLC agreement governing amendments thereof.
      In addition, the manager, as holder of the allocation interests, will have the rights specified above under “— Voting and Consent Rights”.
Amendment of the Trust Agreement
      The trust agreement may be amended by the company, as sponsor of the trust, and the regular trustees acting at the company’s direction. However, the company may not, without the affirmative vote of a majority of the outstanding shares, enter into or consent to any amendment of the trust agreement that would:

•	cause the trust to fail or cease to qualify for the exemption from the status of an “investment company” under the Investment Company Act or be classified as anything other than a grantor trust for United States federal income tax purposes;

•	cause the trust to fail to qualify as a grantor trust for U.S. federal income tax purposes;

•	cause the trust to issue a class of equity securities other than the shares (as described above under “— Shares in the Trust”), or issue any debt securities or any derivative securities or amend the provision of the trust agreement prohibiting any such issuances;

•	affect the exclusive and absolute right of our shareholders to direct the voting of the trust, as a member of the company, with respect to all matters reserved for the vote of members of the company pursuant to the LLC agreement;

•	effect the merger or consolidation of the trust, effect the sale, lease or exchange of all or substantially all of the trust’s property or assets and certain other business combinations or transactions;

•	amend the distribution rights of the shares;

•	increase the number of authorized shares; or

•	amend the provision of the trust agreement governing the amendment thereof.
Trustees
      Messrs. Massoud and Bottiglieri currently serve as the regular trustees of the trust, and The Bank of New York (Delaware) currently serves as the Delaware trustee of the trust. In conjunction with the closing of this offering, Mr. Massoud will resign and Mr. Alan B. Offenberg will replace Mr. Massoud as a regular trustee.
Transfer Agent and Registrar
      The transfer agent and registrar for the shares and the trust interests is The Bank of New York.
Listing
      We have applied to have the shares quoted on the Nasdaq National Market under the symbol “CODI”.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, no public market existed for our shares. The prevailing market price of our shares could decline because of sales of a large number of shares in the open market following this offering or the perception that those sales may occur. These factors also could impair our ability to raise capital through future offerings of shares.
      Upon completion of this offering and the separate private placement transactions, we will have outstanding an aggregate of 20,000,000 shares, or 22,100,000 shares if the underwriters’ over-allotment option is exercised in full. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for shares, if any, which may be acquired by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant shareholders, if any.
      We expect that certain directors, officers and employees of our manager will purchase an aggregate of 31,333 shares, representing approximately 0.2% of the then outstanding shares, in connection with this offering pursuant to our directed share program. If purchased, such shares will be deemed “control securities”, as that concept is embodied in Rule 144 under the Securities Act, notwithstanding the purchase of such shares pursuant to an effective registration statement. As a result, such shares may not be resold except in accordance with the requirements of Rule 144 under the Securities Act. See the section entitled “Underwriting — Directed Share Program” for more information about the directed share program.
      An aggregate of approximately 5,733,333 shares, representing approximately 28.7% of the outstanding shares after this offering, held by CGI upon completion of this offering, which were purchased pursuant to a separate private placement transaction, will be deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act, and may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration, including, among others, the exemptions provided by Rule 144 under the Securities Act. An aggregate of approximately 266,667 shares, representing approximately 1.3% of the outstanding shares after this offering, held by Pharos upon completion of this offering, which were purchased pursuant to a separate private placement transaction, will be deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act, and may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration, including, among others, the exemptions provided by Rule 144 under the Securities Act. See the section entitled “Certain Relationships and Related Party Transactions” for more information about the private placement transactions with CGI and Pharos and the section entitled “— Registration Rights” for more information about the registration rights with respect to their restricted securities.
Lock-Up Agreements
      We, each of our directors and officers, CGI, Pharos and the employees of our manager have agreed, subject to certain exceptions, to enter into lock-up agreements in favor of the underwriters that prohibit us and them, directly or indirectly, from selling or otherwise disposing of any shares of the trust or securities convertible into shares of the trust, other than shares purchased in open market transactions after pricing of this offering, for a period of 180 days from the date of this prospectus, without the prior written consent of Ferris, Baker Watts, Incorporated, subject to certain exceptions. See the section entitled “Underwriting — Lock-Up Agreements” for more information about the lock-up agreements.
      Immediately following this offering, we expect our directors and officers and the employees of our manager will own 299,800 shares, representing approximately 1.5% of the then outstanding shares, or approximately 1.4% if the underwriters’ overallotment option is exercised in full. Immediately following this offering, CGI will own approximately 5,733,333 shares, representing approximately 28.7% of the outstanding shares after this offering, or approximately 25.9% if the underwriters’ overallotment option is exercised in full. Immediately following this offering, Pharos will own approximately 266,667 shares, representing approximately 1.3% of the outstanding shares after this offering, or approximately 1.2% if the underwriters’ overallotment option is exercised in full. Other than with respect to restrictions on trading pursuant to Rule 144, these shares will not be restricted pursuant to the lock-up agreements upon the expiration of the 180 days lock-up period.
Rule 144
      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period the number of those restricted securities that does not exceed the greater of:

•	1% of the total number of shares then outstanding (or approximately 200,000 shares upon closing of this offering); and

•	the average weekly trading volume of the shares on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

      Sales under Rule 144 are also subject to satisfaction of manner-of-sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person that has not been one of our affiliates at any time during the three months preceding a sale, and that has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without regard to the volume, manner of sale or other limitations contained in Rule 144.
      Rule 144 also imposes certain limitations on securities held by a person in a control relationship with the issuer of such securities, including securities that were acquired by such person pursuant to an effective registration statement.
Registration Rights
      In connection with our private placement transactions with CGI and Pharos, we intend to enter into registration rights agreements for the registration and sale of shares purchased in such private placement transactions. See the section entitled “Certain Relationships and Related Party Transactions” for more information about the private placement transactions with CGI and Pharos. After these shares are registered pursuant to their respective registration rights agreements and sold, such shares will be freely tradable without restriction.
      We expect that the registration rights agreements will require us to file a shelf registration statement under the Securities Act relating to the resale of all the shares owned by Pharos and CGI as soon as reasonably possible following the first anniversary of the closing of this offering, or earlier if so requested by the holders of registration rights, to permit the public resale of (i) 30% of CGI’s and Pharos’ shares, as the case may be, after the date that is six months after the closing of this offering, (ii) an additional 35% of CGI’s and Pharos’ shares, as the case may be, after the date that is eighteen months after the closing of this offering, and (iii) all of CGI’s and Pharos’ shares, as the case may be, after the date that is three years after the closing of this offering. We will agree to use our best efforts to have the registration statement declared effective as soon as possible thereafter and to maintain effectiveness of the registration statement (subject to limited exceptions). We will be obligated to take certain actions as are required to permit resales of the registrable shares. In addition, the holders of registration rights may require us to include their shares in future registration statements that we file, subject to cutback at the option of the underwriters of any such offering. Each registration statement will provide that we will bear the expenses incurred in connection with the filing of any registration statements pursuant to the exercise of registration rights.
Option Plan
      We intend to file a registration statement on Form S-8 under the Securities Act to register a certain number of shares for issuance under our Option Plan. See the section entitled “Management — Option Plan” for more information about our Option Plan.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
      The following is a summary of material U.S. federal income tax considerations associated with the purchase, ownership and disposition of shares by U.S. holders (as defined below) and non-U.S. holders (as defined below). The following summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), currently applicable United States Treasury Regulations (“Regulations”) and judicial and administrative rulings as of the date hereof. This summary is not binding upon the Internal Revenue Service (“IRS”), and no rulings have been or will be sought from the IRS regarding any matters discussed in this summary. In that regard, there can be no assurance that positions taken with respect to, for example, the status of the trust as a grantor trust, or the status of the company as a partnership, will not be challenged by the IRS. In addition, legislative, judicial or administrative changes may be forthcoming that could alter or modify the tax consequences, possibly on a retroactive basis.
      This summary deals only with shares of the trust that are held as capital assets by holders who acquire the shares upon original issuance and does not address (except to the limited extent described below) special situations, such as those of:

•	brokers and dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	insurance companies;

•	persons holding shares as a part of a hedging, integrated or conversion transaction or a straddle, or as part of any other risk reduction transaction;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons liable for alternative minimum tax.
      A “U.S. holder” of shares means a beneficial owner of shares that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	a partnership (or other entity treated as a partnership for tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, the interests in which are owned only by U.S. persons;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a federal, state or local court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Regulations to be treated as a U.S. person.
      A “non-U.S. holder” of shares means a beneficial owner of shares that is not a U.S. holder.
      If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of the trust, the tax treatment of any non-U.S. partner in such partnership (or other entity) will generally depend upon the status of the partner and the activities of the partnership. If you are a non-U.S. partner of a partnership (or similarly treated entity) that acquires and holds shares of the trust, we urge you to consult your own tax adviser.
      No statutory, administrative or judicial authority directly addresses many of the U.S. federal income tax issues pertaining to the treatment of shares or instruments similar to the shares. As a result, we cannot assure you that the IRS or the courts will agree with the positions described in this summary. A different treatment of the shares, the trust or the company from that described below could adversely affect the amount, timing, character, and manner for reporting of income, gain or loss in respect of an investment in the shares. If you are considering the purchase of shares, we urge you to consult your own tax adviser concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of shares, as well as any consequences to you arising under the laws of any other taxing jurisdiction.
Status of the Trust
      Under current law and assuming full compliance with the terms of the trust agreement (and other relevant documents), although the matter is not free from doubt, in the opinion of Sutherland Asbill & Brennan LLP, the trust will be classified as a grantor trust for U.S. federal income tax purposes and not as an association taxable as a corporation. The trust intends to qualify as a fixed-investment trust (which is a type of grantor trust) that is authorized to own only trust interests in the company. The administrative powers of the trustee include the requirement that the trustee pay to the holders of shares all cash distributions received by the trust from the company. The trustee, however, is not authorized to sell, exchange, convey, pledge, encumber, or otherwise transfer, assign or dispose of the trust interests held by the trust, nor to invest or reinvest assets of the trust. There is, accordingly, no intended power under the trust agreement of the trustee to vary the investments of the holders of shares of the trust. At all times, each share of the trust will correspond to one trust interest in the company. As a result, for U.S. federal income tax purposes, a holder of shares generally will be treated as the beneficial owner of a pro rata share of the trust interests in the company held by the trust. You should be aware that an opinion of counsel is not binding on the IRS or the courts. Therefore, there can be no assurance that the IRS will not contend, or that a court will not ultimately hold, that the trust does not constitute a fixed-investment trust, and, thus, a grantor trust, for U.S. federal income tax purposes. If the trust were to be determined not to constitute a grantor trust for U.S. federal income tax purposes, it likely would be regarded as a partnership. While such recharacterization would affect the manner in which the trust reports tax information to holders of shares it should not materially affect the timing of income or loss recognition or the character of income realized by and reportable by holders of shares. In that event, or if the board of directors determines that the existence of the trust results or is reasonably likely to result in a material tax detriment to holders, among other things, the board of directors may dissolve the trust and transfer the trust interests held by the trust to holders in exchange for their shares of the trust. Were the board of directors to do so, the shareholders would then hold trust interests directly in the company as opposed to beneficially owning the trust interests through the trust.
Status of the Company
      Pursuant to current Regulations, and subject to the discussion of “publicly traded partnerships” herein, the company intends to be classified as a partnership for U.S. federal income tax purposes, and, accordingly, no federal income tax will be payable by it as an entity. Instead, each holder of shares in the trust who, in turn, will be treated as a beneficial owner of trust interests in the company, will be required to take into account its distributive share of the items of income, gain, loss, deduction and credit of the company.
      If the company were not treated as a partnership and, instead, were to be classified as an association taxable as a corporation, the company would be subject to federal income tax on any taxable income at regular corporate tax rates, thereby reducing the amount of cash available for distribution to the trust. In that event, the holders of shares would not be entitled to take into account their distributive shares of the company’s deductions in computing their taxable income, nor would they be subject to tax on their respective shares of the company’s income. Distributions to a holder would be treated as (i) dividends to the extent of the company’s current or accumulated earnings and profits, (ii) a return of basis to the extent of each holder’s basis in its shares, and (iii) gain from the sale or exchange of property to the extent that any remaining distribution exceeds the holder’s basis in its shares. Overall, treatment of the company as an association taxable as a corporation may substantially reduce the anticipated benefits of an investment in the company.

      A “publicly traded partnership” (as defined in Section 7704 of the Code) is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). A publicly traded partnership is treated as a corporation unless a certain percentage of its gross income during certain prescribed periods is “qualifying income” (generally, passive-type income).
      Under the qualifying income exception, 90% or more of the gross income of a partnership during each taxable year must consist of “qualifying income” within the meaning of Section 7704(d) of the Code. Qualifying income includes dividends, interest and capital gains from the sale or other disposition of stocks and bonds. We estimate that more than 90% of our gross income for each taxable year will constitute qualifying income within the meaning of Section 7704(d) of the Code.
      Under current law and assuming full compliance with the terms of the LLC agreement (and other relevant documents) and based upon factual representations made by us, in the opinion of Sutherland Asbill & Brennan LLP, the company will be classified as a partnership for U.S. federal income tax purposes. The factual representations made by us upon which Sutherland Asbill & Brennan LLP has relied include: (a) the company has not elected and will not elect to be treated as a corporation for U.S. federal income tax purposes; and (b) for each taxable year, more than 90% of the company’s gross income will be income that Sutherland Asbill and Brennan LLP has opined or will opine is qualifying income within the meaning of Section 7704(d) of the Code.
      There can be no assurance that the IRS will not successfully assert that the company should be treated as a publicly traded partnership taxable as a corporation. No ruling has been or will be sought from the IRS, and the IRS has made no determination, as to the status of the company for U.S. federal income tax purposes or whether the company will have sufficient qualifying income under Section 7704(d) of the Code. Whether the company will continue to meet the qualifying income exception is dependent on the company’s continuing activities and the nature of the income generated by those activities. In this regard, while the company does not anticipate realizing any management fee income (which would not constitute qualifying income), the treatment of income earned by our manager from offsetting management services agreements between our manager and the operating businesses is not clear. In any event, the company’s board of directors will use its best efforts to cause the company to conduct its activities in such manner as is necessary for the company to continue to meet the qualifying income exception.
      If the company fails to satisfy the qualifying income exception described above (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable period of time after the discovery of such failure), the company will be treated as if it had (i) transferred all of its assets, subject to its liabilities, to a newly-formed corporation on the first day of the year in which it fails to satisfy the exception, in return for stock in that corporation, and (ii) then distributed that stock to the trust and, in turn, to the holders of shares in liquidation of their beneficial interests in the company. This contribution and liquidation should be tax-free to holders and the company so long as the company, at that time, does not have liabilities in excess of its tax basis in its assets. Thereafter, the company would be treated as a corporation for U.S. federal income tax purposes.
      The discussion below is based on the opinion of Sutherland Asbill & Brennan LLP that the company will be classified as a partnership for U.S. federal income tax purposes.
Tax Considerations for U.S. Holders

Tax Treatment of the Company
      As a partnership, the company itself will not be subject to U.S. federal income tax, although it will file an annual partnership information return with the IRS, which information return will report the results of its activities. That information return also will contain schedules reflecting allocations of profits or losses (and items thereof) to members of the company, that is, to the manager and to the trust.

Tax Treatment of Company Income to Holders
      Each partner of a partnership is required to take into account its share of items of income, gain, loss, deduction and other items of the partnership. Assuming the trust is regarded as a grantor trust and, accordingly, that each holder of shares is treated as beneficially owning a pro rata share of trust interests in the company held by the trust, each holder will be required to include on its tax return its allocable share of company income, gain, loss, deduction and other items without regard to whether the holder receives corresponding cash distributions. Thus, holders of shares may be required to report taxable income without a corresponding current receipt of cash if the company were to recognize taxable income and not make cash distributions to the trust.
      The company’s taxable income is expected to consist mostly of interest income, capital gains and dividends. Interest income will be earned upon the funds loaned by the company to the operating subsidiaries and from temporary investments of the company, and will be taxable to the holders at ordinary income rates. Capital gains will be reported upon the sale of stock or assets by the company, and will be taxed to the holders at capital gains rates. Any dividends received by the company from its domestic corporate holdings generally will constitute qualified dividend income, which will, under current law (which, without additional Congressional action, will expire with respect to dividends received after December 31, 2008), qualify for a reduced rate of tax. Any dividends received by the company that do not constitute qualified dividend income will be taxed to holders at the tax rates generally applicable to ordinary income. Dividend income of the company from its domestic operating subsidiaries that is allocated to corporate holders of shares will qualify for the dividends received deduction.

Allocation of Company Profits and Losses
      Under Section 704 of the Code, the determination of a partner’s distributive share of any item of income, gain, loss, deduction, or credit of a partnership shall be governed by the partnership agreement unless the allocation so provided lacks “substantial economic effect.” Accordingly, a holder’s share of the company’s items of income, gain, loss, deduction, and credit will be determined by the LLC agreement, unless the allocations under the LLC agreement are determined not to have “substantial economic effect.” Subject to the discussion below in this section and under “— Tax Considerations for U.S. Holders — Allocations Among Holders” and “Section 754 Election,” it is the opinion of tax counsel that the allocations under the LLC agreement should be considered to have substantial economic effect. If the allocations were found to lack substantial economic effect, the allocations nonetheless should be deemed to be made in accordance with the “partners’ interests in the partnership,” a facts and circumstances analysis of the underlying economic arrangement of the company’s members.
      In general, under the LLC agreement, items of ordinary income and loss will be allocated ratably between the trust and the manager based upon their relative right to receive distributions from the company; and further, items allocated to the trust would be allocable ratably among the holders based on the number of trust interests beneficially held. Allocations of capital gains realized by the company will be made first to the extent of any profit allocation to the manager. Thereafter gains and losses from capital transactions will be allocated among the holders, based on the number of trust interests beneficially held. If the allocations provided by the LLC agreement were successfully challenged by the IRS, the amount of income or loss allocated to holders for U.S. federal income tax purposes could be increased or reduced or the character of the income or loss could be modified.
      The federal income tax laws require specified items of taxable income, gain, loss and deduction to be allocated in a manner that accounts for the difference between the tax basis and the fair market value of property contributed to a partnership. Because all capital contributions to the company are contemplated to be in the form of cash and the company does not anticipate acquiring by contribution any property other than cash, these special allocation rules that account for a book-tax disparity would not generally apply to the company. These special allocation rules, however, also may apply to a partnership in the event of the issuance of new shares in a subsequent equity offering. The intended effect of these rules would be to allocate built-in tax gain or tax loss in a partnership’s assets to investors who economically earned such gain or loss. However, our ability to monitor shareholder activities to make such allocations in a precise and accurate way is limited, and any convention that may be applied in an effort to do so may be challenged by the IRS. Accordingly, the company does not anticipate making special tax allocations to account for a book-tax disparity in the company’s assets as of any subsequent offering of shares. Instead, the terms of the LLC agreement provide in substance that all holders share equally in any capital gains

(after any profit allocation to the manager). As a result, if one of the businesses owned by the company had appreciated (or declined) in value before, and was sold after, a subsequent offering of shares, the resulting taxable gain (or tax loss) from the sale of the business (after any profit allocation to the manager) would be allocable to all holders, including holders that purchase their shares in the trust in the later offering. This is similar to the concept of purchasing a dividend in a mutual fund.
      The U.S. federal income tax rules that apply to partnership allocations are complex, and their application, particularly to exchange-traded partnerships, is not always clear. We will apply certain conventions and assumptions intended to achieve general compliance with the intent of these rules, and to report items of income and loss in a manner that generally reflects a holder’s economic gains and losses; however, these conventions and assumptions may not be considered to comply with all aspects of the Regulations. It is, therefore, possible the IRS will successfully assert that certain of the conventions or assumptions are not acceptable, and may require items of company income, gain, loss or deduction to be reallocated in a manner that could be adverse to a holder of shares.

Treatment of Distributions
      Distributions of cash by a partnership generally are not taxable to the distributee-partner to the extent the amount of cash distributed does not exceed the distributee’s tax basis in its partnership interest. Cash distributions made by the company to the trust, which cash distributions the trustee in turn will distribute to the holders of shares, would create taxable gain to a holder only to the extent the distribution were to exceed the holder’s tax basis in the trust interests the holder is treated as beneficially owning (see the section entitled “— Tax Basis in Trust Interests”). Any cash distribution in excess of a holder’s tax basis generally will be considered to be gain from the sale or exchange of the shares (see the section entitled “— Disposition of Shares” below).
      Cash distributions to the holders of shares generally will be funded by payments to the company from the operating subsidiaries, which payments will consist of interest and principal payments on indebtedness owed to the company, and, subject to availability and board of director’s discretion, dividends. After payment of expenses, the company, again subject to the board of director’s discretion, intends to distribute the net cash to the trust, which in turn will distribute the net cash to the holders of shares. Distributions that are attributable to payments in amortization of the debt may exceed the company’s taxable income, thus, resulting in distributions to the holders of shares that should constitute a return of their investment. As indicated, if cash distributions to a holder exceed the holder’s adjusted tax basis in the trust interests such holder is treated as beneficially owning, a taxable gain would result.

Disposition of Shares
      If a U.S. holder transfers shares, it will be treated for U.S. federal income tax purposes as having transferred its pro rata share of the trust interests held by the trust. If such transfer is a sale or other taxable disposition, the holder will generally be required to recognize gain or loss measured by the difference between the amount realized on the sale and the holder’s adjusted tax basis in the trust interests deemed sold. The amount realized will include the holder’s share of the company’s liabilities, as well as any proceeds from the sale. The gain or loss recognized will generally be taxable as capital gain or loss, except that the gain or loss will be ordinary (and not capital gain or loss) to the extent attributable to the holder’s allocable share of unrealized gain or loss in assets of the company described in Section 751 of the Code (including unrealized receivables, inventory or unremitted earnings of any controlled foreign corporations held, directly or indirectly, by the company). Capital gain of non-corporate U.S. holders is eligible to be taxed at reduced rates where the trust interests deemed sold are considered held for more than one year. Capital gain of corporate U.S. holders is taxed at the same rate as ordinary income. Any capital loss recognized by a U.S. holder on a sale of shares will generally be deductible only against capital gains, except that a non-corporate U.S. holder may also offset up to $3,000 per year of ordinary income.
      Pursuant to certain IRS rulings, a partner is treated as having a single, “unified” basis in all partnership interests that it owns. As a result, if a holder acquires shares at different prices and sells less than all of its shares, such holder will not be entitled to specify particular shares (which correspond to trust interests) as having been sold (as it could do if the company were a corporation). Rather, the holder should determine its gain or loss on the sale by using an “equitable apportionment” method to allocate a portion of its unified basis to its shares sold. For example, if a holder purchased 200 shares for $10 per share and 200 shares for $20 per share (and assuming no other adjustments to basis), the holder would have “unified” basis of $6,000 in its 400 shares (each of which corresponds to one trust interest in the company). If the holder sold 100 of its shares, the adjusted basis in the shares sold would be $1,500.
      Gain or loss recognized by a holder on the sale or exchange of shares held for more than one year will generally be taxable as long-term capital gain or loss; otherwise, such gain or loss will generally be taxable as short-term capital gain or loss. A special election is available under the Regulations that will allow a holder to identify and use the actual holding periods for the shares sold for purposes of determining long-term capital gain or loss. If a holder fails to make the election or is not able to identify the holding periods for shares sold, the holder likely will have a fragmented holding period in the shares sold.
      A holder that sells some or all of its shares is urged to consult its tax advisor to determine the proper application of these rules in light of the holder’s particular circumstances.

Tax Basis in Trust Interests
      A U.S. holder’s initial tax basis in its shares, and, in turn, in its ratable share of trust interests it is treated as beneficially owning, will equal the sum of (a) the amount of cash paid by such holder for its shares and (b) such holder’s share of the company’s liabilities. A U.S. holder’s tax basis in the trust interests it is treated as beneficially owning will be increased by (a) the holder’s share of the company’s taxable income, including capital gain, (b) the holder’s share of the company’s income, if any, that is exempt from tax and (c) any increase in the holder’s share of the company’s liabilities. A U.S. holder’s tax basis in the trust interests it is treated as beneficially owning will be decreased (but not below zero) by (a) the amount of any cash distributed (or deemed distributed) to the holder, (b) the holder’s share of the company’s losses and deductions, (c) the holder’s share of the company’s expenditures that are neither deductible nor properly chargeable to a capital account and (d) any decrease in the holder’s share of the company’s liabilities.

Treatment of Securities Loans
      A U.S. holder whose shares are loaned to a “short seller” to cover a short sale of shares may be considered to have disposed of those shares. If so, such holder would no longer be regarded as a beneficial owner of a pro rata portion of the trust interests with respect to those shares during the period of the loan and may recognize gain or loss from the disposition. As a result, during the period of the loan (i) company income, gain, loss, deduction or other items with respect to those shares would not be includible or reportable by the holder, and (ii) cash distributions received by the holder with respect to those shares could be fully taxable, likely as ordinary income. A holder who participates in any such transaction is urged to consult with its tax adviser.

Limitations on Interest Deductions
      The deductibility of a non-corporate U.S. holder’s “investment interest expense” is generally limited to the amount of such holder’s “net investment income.” Investment interest expense would generally include interest expense incurred by the company, if any, and interest expense incurred by the U.S. holder on any margin account borrowing or other loan incurred to purchase or carry shares of the trust. Net investment income includes gross income from property held for investment and amounts treated as portfolio income, such as dividends and interest, under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income. For this purpose, any long-term capital gain or qualifying dividend income that is taxable at long-term capital gains rates is excluded from net investment income unless the holder elects to pay tax on such gain or dividend income at ordinary income rates.

Management Fees and Other Expenses
      The company will pay an annual management fee to our manager. The company will also pay certain costs and expenses incurred in connection with activities of our manager. The company intends to deduct such fees and expenses to the extent that they are reasonable in amount and are not capital in nature or otherwise nondeductible. In the opinion of tax counsel, the management fees and other expenses will generally constitute miscellaneous itemized deductions for individual U.S. holders of shares. Accordingly, as described immediately below, certain limitations on deductibility of such fees and expenses by the shareholder could reduce or eliminate any associated tax benefits. Corporate U.S. holders of shares generally will not be subject to these limitations.
      In general, a U.S. holder’s share of the expenses incurred by the company that are considered miscellaneous itemized deductions may be deducted by a U.S. holder that is an individual, estate or trust only to the extent that the holder’s share of the expenses exceeds 2% of the adjusted gross income of such holder. The Code imposes additional limitations (which are scheduled to be phased out between 2006 and 2010) on the amount of certain itemized deductions allowable to individuals, by reducing the otherwise allowable portion of such deductions by an amount equal to the lesser of:

•	3% of the individual’s adjusted gross income in excess of certain threshold amounts; or

•	80% of the amount of certain itemized deductions otherwise allowable for the taxable year.
      Organizational and syndication expenses, in general, may not be deducted currently by either the company or any U.S. holder of shares. An election may be made by the company to amortize organizational expenses over a 180-month period. Syndication expenses cannot be amortized or deducted.
      The company will report such expenses on a pro rata basis, and each U.S. holder will be required to determine separately to what extent these items are deductible on such holder’s tax return. A U.S. holder’s inability to deduct all or a portion of such expenses could result in such holder’s reporting as its share of company taxable income an amount that exceeds any cash actually distributed to such U.S. holder for the year.

Section 754 Election
      The company will make the election permitted by Section 754 of the Code. Such an election, once made, is irrevocable without the consent of the IRS. The election will generally require, in connection with a purchase of shares in the open market, that the company adjust its proportionate share of the tax basis in the company’s assets, or the “inside” basis, pursuant to Section 743(b) of the Code to fair market value (as reflected in the purchase price for the purchaser’s shares), as if the purchaser of shares had acquired a direct interest in the company’s assets. The Section 743(b) basis adjustment is attributed solely to a purchaser of shares and does not affect the tax basis of the company’s assets associated with other holders. The Section 754 election, however, could result in adjustments to the “common basis” of the company’s assets, under Section 734, in connection with certain distributions.
      Generally, the Section 754 election is intended to eliminate the disparity between a purchaser’s “outside” tax basis in its shares and its share of “inside” tax basis of the company’s assets such that the amount of gain or loss allocable to the purchaser on the disposition by the company of its assets will correspond to the purchaser’s share in the appreciation or depreciation in the value of such assets since the purchaser acquired its shares. The consequences of this basis adjustment may be favorable or unfavorable as to the purchaser-holder.
      The calculations under Section 754 of the Code are complex, and there is little legal authority concerning the mechanics of the calculations, particularly in the context of publicly traded partnerships. To help reduce the complexity of those calculations and the resulting administrative costs to the company, the company will apply certain simplifying conventions in determining and allocating these inside basis adjustments. It is possible that the IRS will successfully assert that the conventions utilized by the company do not satisfy the technical requirements of the Code or the Regulations and, thus, will require different basis adjustments to be made. If different adjustments were to be required by the IRS, some holders could be adversely affected.

Limitations on Deductibility of Losses
      The deduction by a U.S. holder of its share of the company’s losses, if any, will be limited to the lesser of (i) the tax basis in such holder’s shares (and, in turn, in the trust interests the holder is deemed to own), or (ii) in the case of a holder that is an individual or a closely-held corporation (a corporation where more than fifty percent (50%) of the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations), the amount which the holder is considered to be “at risk” with respect to certain activities of the company. In general, the amount “at risk” includes the holder’s actual amount paid for the shares and any share of company debt that constitutes “qualified nonrecourse financing.” The amount “at risk” excludes any amount the holder borrows to acquire or hold its shares if the lender of such borrowed funds owns shares or can look only to shares for repayment. Losses in excess of the amount at risk must be deferred until years in which the company generates taxable income against which to offset such carryover losses.

Passive Activity Income and Loss
      The “passive activity loss” limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) only to the extent of the taxpayer’s income from passive activities. It is expected that holders will not recognize any passive activity income or passive activity loss as a result of an investment in shares.

Allocations Among Holders
      In general, the company’s profits and losses will be determined monthly and will be apportioned among the holders in proportion to the number of shares of the trust treated as beneficially owned by each holder as of the close of the last trading day of the preceding month. As a result, a seller of shares prior to the close of the last trading day of a month may be allocated income, gain, loss or deduction realized by the company following the date of sale. With respect to any trust interest that was not treated as outstanding as of the close of the last trading day of the preceding month, the first person that is treated as beneficially holding such trust interest (other than an underwriter or other person holding in a similar capacity) for U.S. federal income tax purposes will be treated as holding such interest for this purpose as of the close of the last trading date of the preceding month. Furthermore, all dividends and distributions by the company (and, correspondingly, by the trust), will be made to the transferor of shares if the record date is on or before the date of transfer; similarly, if the record date is after the date of transfer, dividends and distributions shall be made to the transferee. Thus, a holder who owns shares as of the last trading day of any month and who disposes of the shares prior to the record date set for a cash distribution for that month, would be allocated items of income or loss attributable to the next succeeding month but would not be entitled to receive the cash distribution.
      The Code generally requires that items of partnership income, gain, loss and deduction be allocated between transferors and transferees of partnership interests on a daily basis to take into account changes in the make-up of the partnership. It is possible that a transfer of shares could be considered to occur for U.S. federal income tax purposes on the day when the transfer is completed without regard to the company’s monthly convention for allocating profit and loss. In that event, the company’s allocation method might be considered a method that does not comply with the tax laws.
      If the IRS were to treat the transfer of shares as occurring throughout each month, and the use of a monthly convention were not allowed, or if the IRS otherwise does not accept the company’s allocation convention, the IRS may contend that taxable income or losses of the company must be reallocated among the holders. If such a contention by the IRS were sustained, the holders’ respective tax liabilities would be adjusted to the possible detriment of certain holders. The company’s board of directors is authorized to revise the company’s allocation methods in order to comply with the applicable tax laws or to allocate items of company income, gain, loss or deduction in a manner that may more accurately reflect the holders’ respective beneficial interests in the company as may be necessary.

Constructive Termination
      The company will be considered to have terminated for tax purposes if there is a sale or exchange of 50 percent or more of the total shares within a 12-month period. A constructive termination results in the closing of the company’s taxable year for all holders. In the case of a holder reporting on a taxable year other than a fiscal year ending December 31, the closing of the company’s taxable year may result in more than 12 months of its taxable income or loss being includable in such holder’s taxable income for the year of termination. The company would be required to make new tax elections after a termination, including a new election under Section 754. A termination could also result in penalties if the company were unable to determine that the termination has occurred.

Tax Reporting by the Trust and the Company
      Information returns will be filed by the company with the IRS, as required, with respect to income, gain, loss, deduction and other items derived from the company’s activities. The company will file a partnership return with the IRS and intends to issue a Schedule K-1 to the trustee, on behalf of the holders as beneficial owners of the trust interests. The trustee intends to provide information to each holder of shares using a monthly convention as the calculation period. The trustee also will provide information on a full calendar year basis. The information will be provided so that the beneficial owners of the shares may determine with reasonable accuracy the items of income, gain, loss and deduction that are attributable to their shares. The trustee will do so on a Form 1099 (or substantially similar form), issued as soon as practicable after the end of each year. Additionally, a holder will be informed of necessary tax information on a tax information statement (or such other form as may be required by law) in accordance with recently issued Regulations. Because substantially all of the trust’s income is from dividends and interest, and all trust interests will have identical value and rights, the trust may adopt a simplified reporting method permitted under the new Regulations. If a holder holds shares through a nominee (such as a broker), we anticipate that the nominee will provide the holder with a Form 1099 (or substantially similar form), which will be supplemented by additional tax information that we will make available. In this context, we further expect that the relevant and necessary information for tax purposes also will be readily available electronically through our website. Each holder will be deemed to have consented to provide relevant information, and if the shares are held through a broker or other nominee, to allow such broker or other nominee to provide such information as is reasonably requested by us for purposes of complying with our tax reporting obligations. We note that, given the lack of authority addressing structures similar to that of the trust and the company, it is not certain that the IRS will agree with the manner in which tax reporting by the trust and the company will be undertaken.

Audits and Adjustments to Tax Liability
      A challenge by the IRS, such as in a tax audit, to the tax treatment by a partnership of any item generally must be conducted at the partnership, rather than at the partner, level. A partnership ordinarily designates a “tax matters partner” (as defined under Section 6231 of the Code) as the person to receive notices and to act on behalf of the partnership and the partners in the conduct of such a challenge or audit by the IRS. The company, as a limited liability company, has designated our manager as the “tax matters member,” who shall serve as the tax matters partner.
      Our tax matters member, which is required by the LLC agreement to notify all holders of any U.S. federal income tax audit of the company, will have the authority under the LLC agreement to conduct, respond to, and if appropriate, contest (including by pursuing litigation) any IRS audit of the company’s tax returns or other tax-related administrative or judicial proceedings and, if considered appropriate, to settle such proceedings. A final determination of U.S. tax matters in any proceeding initiated or contested by the tax matters partner will be binding on all holders of shares who held their shares during the period for which the audit adjustment is made. As the tax matters member, our manager will have the right on behalf of all holders to extend the statute of limitations relating to the holders’ U.S. federal income tax liabilities with respect to company items.
      A U.S. federal income tax audit of the company’s information return may result in an audit of the tax return of a holder of shares, which, in turn, could result in adjustments to a holder’s items of income and loss that are unrelated to the company as well as to company-related items. There can be no assurance that the IRS, upon an audit of an information return of the company or of an income tax return of a U.S. holder, might not take a position that differs from the treatment thereof by the company or by such holder, possibly resulting in a tax deficiency. A holder would also be liable for interest on any tax deficiency that resulted from any such adjustments. Potential U.S. holders should also recognize that they might be forced to incur legal and accounting costs in resisting any challenge by the IRS to items in their individual returns, even if the challenge by the IRS should prove unsuccessful.

Foreign Tax Credits
      Subject to generally applicable limitations, a U.S. holder of shares will be able to claim foreign tax credits with respect to certain foreign income taxes (if any) paid or incurred by the company, withheld on payments made to the company or paid by the company on behalf of holders. If a holder elects to claim a foreign tax credit, it must include in its gross income, for U.S. federal income tax purposes, both its share of the company’s items of income and gain and also its share of the amount which is deemed to be the holder’s portion of foreign income taxes paid with respect to, or withheld from, dividends, interest or other income derived by the company. Subject to certain limitations, the U.S. holder may claim as a credit against its U.S. federal income tax the amount of such taxes incurred or withheld. Alternatively, a U.S. holder may elect to treat such foreign taxes as deductions from gross income. Even if the holder is unable to claim a credit or a deduction, he or she must include all amounts described above in income. We urge U.S. holders to consult their tax advisers regarding this election and its consequences to them.

Taxation of Certain Foreign Earnings
      Under Subpart F of the Code, certain undistributed earnings and certain passive income of a foreign company constituting a controlled foreign corporation, or CFC, as defined in the Code, are taxed to certain U.S. shareholders prior to being distributed. None of the businesses in which the company currently intends to invest are CFCs; however, no assurances can be given that other businesses in which the company may invest in the future will not be CFCs. While distributions made by a foreign company could generally constitute “qualified dividend income;” the Subpart F provisions of the Code may operate to prevent distributions (or deemed distributions) of such earnings from being so regarded. Additionally, if the company were to invest in a passive foreign investment company, or PFIC, a U.S. holder of shares may be subject to certain adverse U.S. federal income tax consequences, including a deferred interest charge upon the distribution of previously accumulated earnings with respect to that investment.

Tax Shelter Disclosure Rules
      There are circumstances under which certain transactions must be disclosed to the IRS in a disclosure statement attached to a taxpayer’s U.S. federal income tax return (a copy of such statement must also be sent to the IRS Office of Tax Shelter Analysis). In addition, the Code imposes a requirement on certain “material advisers” to maintain a list of persons participating in such transactions, which list must be furnished to the IRS upon written request. These provisions can apply to transactions not conventionally considered to involve abusive tax planning. Consequently, it is possible that such disclosure could be required by the company or the holders of shares if, for example, a holder incurs a loss (in excess of a threshold computed without regard to offsetting gains or other income or limitations) from the disposition of shares. While the tax shelter disclosure rules generally do not apply to a loss recognized on the disposition of an asset in which the taxpayer has a qualifying basis (generally a basis equal to the amount of cash paid by the taxpayer for such asset), such rules will apply to a taxpayer recognizing a loss with respect to interests (such as the shares) in a pass-through entity even if its basis in such interests is equal to the amount of cash it paid. We urge U.S. holders to consult their tax advisers regarding the tax shelter disclosure rules and the possible application of these rules to them.
Non-U.S. Holders
      A non-U.S. holder will not be subject to U.S. federal income tax on such holder’s distributive share of the company’s income, provided that such income is not considered to be effectively connected with the conduct of a trade or business within the United States. However, in the case of an individual

non-U.S. holder, such holder will be subject to U.S. federal income tax on gains on the sale of shares in the company or such holder’s distributive share of company gains if such holder is present in the United States for 183 days or more during a taxable year and certain other conditions are met.
      The company should not be treated as “engaged in a trade or business within the United States” and therefore should not realize income that would be treated as effectively connected with the conduct of a U.S. trade or business. If the income from the company is effectively connected with a U.S. trade or business (and, if certain income tax treaties apply, is attributable to a U.S. permanent establishment), then a non-U.S. holder’s share of any company income and of any gain realized upon the sale or exchange of shares will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens and residents and domestic corporations, and such non-U.S. holder will be subject to tax return filing requirements in the U.S. Non-U.S. holders that are corporations may also be subject to a 30% branch profits tax (or lower treaty rate, if applicable) on their effectively connected earnings and profits that are not timely reinvested in a U.S. trade or business.
      In addition, gains, if any, allocable to a non-U.S. holder and attributable to a sale by the company of a “U.S. real property interest,” or USRPI (other than such gains subject to tax under the rules discussed above), are generally subject to U.S. federal income tax as if such gains were effectively connected with the conduct of a U.S. trade or business. Moreover, a withholding tax is imposed with respect to such gain as a means of collecting such tax. For this purpose, a USRPI includes an interest (other than solely as a creditor) in a “U.S. real property holding corporation” (in general, a U.S. corporation, at least 50% of whose real estate and trade or business assets, measured by fair market value, consists of USRPIs), as well as an interest in a partnership that holds USRPIs. This withholding tax would be creditable against a non-U.S. holder’s actual U.S. federal income tax liability and any excess withholding tax may generally be eligible for refund. Although a non-U.S. holder who is a partner in a partnership that owns USRPIs is generally subject to tax on its sale or other disposition of its partnership interest to the extent attributable to such USRPIs, no withholding tax is generally imposed on the transfer of publicly traded partnership interests, and gain will not be taxable under the USRPI provisions where the non-U.S. holder owns no more than 5% of a publicly traded entity such as the company. A non-U.S. holder that owns more than 5% of the company is urged to consult its tax adviser about the potential application of the USRPI provisions. We believe that none of the company’s initial investments will constitute a USRPI, however, our conclusion may be incorrect and as such no assurances can be given that one or more of the company’s assets does not or will not constitute a USRPI either now or in the future.
      While generally not subject to U.S. federal income tax as discussed above, a non-U.S. holder generally will be subject to U.S. federal withholding tax at the rate of 30% (or, under certain circumstances, at a reduced rate provided by an income tax treaty, if applicable) in respect of such holder’s distributive share of dividends from U.S. corporations and certain other types of U.S.-source income realized by the company. To the extent any interest income allocated to a non-U.S. holder that otherwise would be subject to U.S. withholding tax is considered “portfolio interest,” neither the allocation of such interest income to the non-U.S. holder nor a subsequent distribution of such interest income to the non-U.S. holder will be subject to withholding, provided (among other things) that the non-U.S. holder is not otherwise engaged in a trade or business in the U.S. and provides us with a timely and properly completed and executed form W-8BEN or other applicable form and said holder does not directly or indirectly own 10 percent or more of the shares or capital of the interest payor. The withholding tax as described herein will apply upon the earlier of the distribution of income to a non-U.S. holder or, if not previously distributed to a non-U.S. holder, at the time such income is allocated to a non-U.S. holder. Amounts withheld on behalf of a non-U.S. holder will be treated as being distributed to such non-U.S. holder; however, to the extent we are unable to associate amounts withheld with particular trust interests, the economic burden of any withholding tax paid by us to the appropriate tax authorities will be borne by all holders, including U.S. holders.
      A non-U.S. holder will be subject to U.S. federal estate tax on the value of U.S.-situs property owned at the time of his or her death. It is unclear whether partnership interests (such as the trust interests) will be considered U.S.-situs property. Accordingly, a non-U.S. holder is urged to consult its tax advisors to determine whether such holder’s estate would be subject to U.S. federal estate tax on all or part of the value of the trust interests beneficially owned at the time of his or her death.
      Non-U.S. holders will be required to timely and accurately complete a form W-8BEN (or other applicable form) and provide such form to us, for withholding tax purposes. Non-U.S. holders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the company.
Regulated Investment Companies
      Under recently enacted legislation, interests in and income from “qualified publicly traded partnerships” satisfying certain gross income tests are treated as qualifying assets and income, respectively, for purposes of determining eligibility for regulated investment company (“RIC”) status. A RIC may invest up to 25% of its assets in interests of a qualified publicly traded partnership. The determination of whether a publicly traded partnership such as the company is a qualified publicly traded partnership is made on an annual basis. The company likely will not qualify to be treated as a qualified publicly traded partnership. However, because the company expects to satisfy the gross income requirements of Section 7704(c)(2) (determined as provided in Section 851(h)), the company anticipates the flow-thru of at least 90% of its gross income to constitute qualifying income for regulated investment company testing purposes.
Tax-Exempt Organizations
      With respect to any holder that is an organization that is otherwise exempt from U.S. federal income tax, such holder nonetheless would be subject to taxation with respect to its “unrelated business taxable income,” or UBTI, to the extent that its UBTI from all sources exceeds $1,000 in any taxable year. Except as noted below with respect to certain categories of exempt income, UBTI generally includes income or gain derived (either directly or through a partnership) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization’s exempt purpose or function.
      UBTI generally does not include passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership (such as the company) in which it is a partner. This type of income is exempt, subject to the discussion of “unrelated debt-financed income” below, even if it is realized from securities trading activity that constitutes a trade or business.
      UBTI includes not only trade or business income or gain as described above, but also “unrelated debt-financed income.” This latter type of income generally consists of (1) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is “acquisition indebtedness” at any time during the taxable year and (2) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is acquisition indebtedness at any time during the twelve-month period ending with the date of the disposition.
      The company expects to incur debt that would be treated as “acquisition indebtedness” with respect to certain of its investments. To the extent the company recognizes income in the form of dividends or interest from any investment with respect to which there is “acquisition indebtedness” during a taxable year, the percentage of the income that will be treated as UBTI generally will be equal to the amount of the income from such investment times a fraction, the numerator of which is the “average acquisition indebtedness” incurred with respect to the investment, and the denominator of which is the “average amount of the adjusted basis” of the company’s investment during the period such investment is held by the company during the taxable year.
      To the extent the company recognizes gain from the disposition of any company investment with respect to which there is “acquisition indebtedness,” the portion of the gain that will be treated as UBTI will be equal to the amount of the gain times a fraction, the numerator of which is the highest amount of the “acquisition indebtedness” with respect to the investment during the twelve-month period ending with the date of disposition, and the denominator of which is the “average amount of the adjusted basis” of the investment during the period such investment is held by the company during the taxable year.
Certain State and Local Taxation Matters
      State and local tax laws often differ from U.S. federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A holder’s distributive share of the taxable income or loss of the company generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which the holder is a resident. Prospective holders should consider, in addition to the U.S. federal income tax consequences described above, potential state and local tax considerations in investing in the shares.
Backup Withholding
      The trust is required in certain circumstances to withhold tax (called “backup withholding”) on certain payments paid to noncorporate holders of shares who do not furnish their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.
      Each holder of shares should be aware that certain aspects of the U.S. federal, state and local income tax treatment regarding the purchase, ownership and disposition of shares are not clear under existing law. Thus, we urge each holder to consult its own tax advisers to determine the tax consequences of ownership of the shares in such holder’s particular circumstances.

UNDERWRITING
      We and the underwriters named below have entered into an underwriting agreement with respect to the shares offered by this prospectus. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase from us the number of offered shares set forth opposite its name in the following table.

Number of
Offered
Name of Underwriter	Shares

Ferris, Baker Watts, Incorporated
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
J.J.B. Hilliard, W.L. Lyons, Inc.
Oppenheimer & Co. Inc.
Sanders Morris Harris Inc.
Ladenburg Thalmann & Co. Inc.
Maxim Group LLC

Total	14,000,000

      The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of offered shares, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that each of the underwriters’ several obligations to purchase shares of our offered shares depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true and our agreements have been performed;

•	there is no material adverse change in the financial markets; and

•	we deliver customary closing documents to the underwriters.
      The underwriters are committed to purchase and pay for all of our shares offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares covered by the underwriters’ overallotment option described below, unless and until this option is exercised.
      There has been no public market for our shares prior to this offering. The public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the public offering price include:

•	the information set forth in this prospectus and otherwise available to the representatives of the underwriters;

•	the history and the prospects for the industry in which we compete;

•	the ability of our manager;

•	our prospects for future earnings, the present state of our development, and our current financial position;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.
Overallotment Option
      We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an additional 15% of offered shares, or 2,100,000 shares, at the initial public offering price, less the underwriting discount and commissions and financial advisory fee set forth on the cover page of this prospectus. We will be obligated to sell these offered shares to the underwriters to the extent the overallotment option is exercised.

      If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered. The underwriters may exercise this option only to cover overallotments made in connection with the sale of the shares offered by this prospectus.
Commissions and Expenses
      The underwriters propose to offer the offered shares directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $0.63 per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.10 per share on sales to other brokers and dealers. After the public offering of the offered shares, the underwriters may change the offering price and other selling terms.
      The following table shows the per share and total underwriting discounts, financial advisory fees and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of offered shares.

		Total Without	Total With
		Over-Allotment	Over-Allotment
	Per Share	Exercise	Exercise

Public offering price	$	$	$
Underwriting discount and commissions payable by us
Financial advisory fee payable by us
Proceeds before public offering costs
      As indicated in the table above, we have agreed to pay a financial advisory fee of 0.25% of the gross proceeds of the offering to Ferris, Baker Watts, Incorporated for strategic and other advice in connection with the offering. We estimate that the total public offering costs, exclusive of underwriting discounts and commissions, will be approximately $6.0 million and are payable by us.
Directed Share Program
      At our request, the underwriters have reserved for sale to our directors, employees of our manager and others, at the initial public offering price, up to 100,000 shares or approximately 0.5% of the shares being offered by this prospectus and the separate private placement transactions. The sales will be made by Ferris, Baker Watts, Incorporated through a directed share program. We do not know if our directors or employees of our manager or others will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public through this offering. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.
Lock-Up Agreements
      We have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition of any of the shares or other securities convertible into or exchangeable or exercisable for shares of the trust for a period of 180 days after the date of this prospectus, without the prior written consent of Ferris, Baker Watts, Incorporated. CGI, Pharos, the employees of our manager and each of our officers and directors have agreed not to offer, sell, contract to sell or otherwise dispose of or enter into any transaction that is designed to, or could reasonably be expected to result in the disposition of shares other than such shares purchased in open market transactions after the pricing of this offering, for a period of 180 days after the date of this prospectus without the prior written consent of Ferris, Baker Watts, Incorporated. The consent of Ferris, Baker Watts, Incorporated may be given at any time without public notice. However, in all cases, shares that are subject to these lock-up agreements may be transferred as a bona fide gift or to a trust for the benefit of any of our officers and directors or any employee of our manager, provided that the donee or trust agrees in writing to the terms of the lock-up agreement to which such person is bound.

With the exception of the underwriters’ overallotment option, there are no present agreements between the underwriters and us, CGI, Pharos, any employees of our manager or our officers and directors releasing us or them from these lock-up agreements prior to the expiration of the 180 day period.
Indemnity
      We have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.
Stabilization
      In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase offered shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the offered shares while the offering is in progress.

•	Overallotment transactions involve sales by the underwriters of offered shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of offered shares overallotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any short position by exercising their overallotment option and/or purchasing shares of offered shares in the open market.

•	Syndicate covering transactions involve purchases of offered shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase offered shares through exercise of the overallotment option. If the underwriters sell more offered shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying offered shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the offered shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the offered shares originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our offered shares or preventing or retarding a decline in the market price of our offered shares. As a result, the price of our offered shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of our offered shares. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
Passive Market Making
      In connection with this offering, the underwriters may engage in passive market making transactions in our offered shares on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in this offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the offered shares. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the offered shares during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.
U.K. Selling Restrictions
      Each underwriter has agreed that: (i) it has not offered or sold and will not offer or sell any shares of the trust to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer of transferable securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (“FSMA”); (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 FSMA) received by it in connection with the issue or sale of any shares of the trust in circumstances in which section 21(1) of the FSMA does not apply to the issuer or in which the communication is exempt under the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of the trust in, from or otherwise involving the United Kingdom.
No Public Offering Outside the United States
      No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of the trust or the possession, circulation or distribution of this prospectus or any other material relating to us or the shares of the trust in any jurisdiction where action for that purpose is required. Accordingly, the shares of the trust may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of the trust may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.
      Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

Our Relationship with the Underwriters
      The offered shares are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.
LEGAL MATTERS
      The validity of the securities offered in this prospectus is being passed upon for us by Richards, Layton & Finger, P.A., Wilmington, Delaware; Sutherland Asbill & Brennan LLP, Washington, D.C. will pass upon certain other matters, including with respect to federal income tax matters addressed herein. Certain legal matters will be passed upon on behalf of the underwriters by Alston & Bird LLP, Atlanta, Georgia.

EXPERTS
      The consolidated financial statements of Compass Diversified Trust at December 31, 2005, and for the period from November 18, 2005 (inception) to December 31, 2005 appearing in this prospectus and registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as set forth in their reports thereon appearing elsewhere herein and are included herein in reliance upon such reports given the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements of CBS Personnel Holdings, Inc. at December 31, 2005 and 2004, and for each of the three years in the period ending December 31, 2005, appearing in this prospectus and registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as set forth in their reports thereon appearing elsewhere herein and are included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements of Crosman Acquisition Corporation at June 30, 2005 and 2004 and for the year ended June 30, 2005 and for the period from February 10, 2004 to June 30, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements of Crosman Acquisition Corporation for the period from July 1, 2003 to February 9, 2004 and for the year ended June 30, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements of Compass AC Holdings, Inc. at December 31, 2005 and for the period ended December 31, 2005 appearing in this prospectus and registration statement had been audited by Grant Thornton LLP, independent registered public accountants, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
      The combined financial statements of Compass AC Holdings, Inc. at December 31, 2004 and for the period ended September 19, 2005 and for the years ending December 31, 2004 and 2003 appearing in this prospectus and registration statement have been audited by Bauerle and Company P.C., independent accountants, as set forth in their reports thereon appearing elsewhere herein and are included herein in reliance upon such reports given the authority of such firms as experts in accounting and auditing.
      The consolidated financial statements of Silvue Technologies Group, Inc. at December 31, 2005 and for the year ended December 31, 2005 appearing in this prospectus and registration statement had been audited by Grant Thornton LLP, independent registered public accountants, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements of Silvue Technologies Group, Inc. at December 31, 2004 (restated) and for the years ended December 31, 2004 (restated) and 2003 appearing in this prospectus and registration statement have been audited by White Nelson and Co. LLP, independent accountants, as set forth in their reports thereon appearing elsewhere herein and are included herein in reliance upon such reports given the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0300. In addition, the SEC maintains a web site at http://www.sec.gov that contains the Form S-1 and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.
      Following this offering, we will be required to file current reports, quarterly reports, annual reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference room or through its Internet web site.

INDEX TO FINANCIAL STATEMENTS

Page
Number(s)

Compass Diversified Trust
Report of independent registered public accounting firm	F-4
Consolidated balance sheet as of December 31, 2005	F-5
Consolidated statement of operations for the period November 18, 2005 (date of inception) through December 31, 2005	F-6
Consolidated statement of stockholder’s equity for the period November 18, 2005 (date of inception) through December 31, 2005	F-7
Consolidated statement of cash flows for the period November 18, 2005 (date of inception) through December 31, 2005	F-8
Notes to financial statements	F-9
CBS Personnel Holdings, Inc.
Report of independent registered public accounting firm	F-12
Consolidated balance sheets as of December 31, 2005 and 2004	F-13
Consolidated statements of operations and comprehensive income for the years ended December 31, 2005, 2004 and 2003	F-14
Consolidated statements of shareholders’ equity for the years ended December 31, 2005, 2004 and 2003	F-15
Consolidated statements of cash flows for the years ended December 31, 2005, 2004 and 2003	F-16
Notes to consolidated financial statements	F-17
Crosman Acquisition Corporation
Reports of independent auditors	F-31
Consolidated balance sheets as of June 30, 2005 and 2004	F-33
Consolidated statements of income for the year ended June 30, 2005, for the seven month period ended February 9, 2004, for the five month period ended June 30, 2004 and for the year ended 2003	F-34
 Consolidated statements of shareholders’ equity for the year ended June 30, 2005, for the seven month period ended February 9, 2004, for the five month period ended June 30, 2004 and for the year ended 2003
F-35
Consolidated statements of cash flows for the year ended June 30, 2005, for the seven month period ended February 9, 2004, for the five month period ended June 30, 2004 and for the year ended 2003	F-36
Notes to consolidated financial statements	F-37
Consolidated balance sheet as of January 1, 2006 (unaudited)	F-54
Consolidated statements of income for the six month periods ended January 1, 2006 and December 26, 2004 (unaudited)	F-55
Consolidated statements of shareholders’ equity for the six month period ended January 1, 2006 and December 26, 2004 (unaudited)	F-56
Consolidated statements of cash flows for the six month periods ended January 1, 2006 and December 26, 2004 (unaudited)	F-57
Notes to consolidated financial statements	F-58

Page
Number(s)

Compass AC Holdings, Inc.
Report of independent registered public accounting firm	F-71
Independent auditors’ report	F-72
Consolidated and combined balance sheets as of December 31, 2005 and 2004	F-73
Consolidated and combined statements of operations for the periods ended December 31, 2005 and September 19, 2005 and for the years ended December 31, 2004 and 2003	F-74
Consolidated statement of stockholders’ equity for the period ended December 31, 2005	F-75
Combined statements of stockholders’ equity and members’ capital for the period ended September 19, 2005 and the years ended December 31, 2004 and 2003	F-76
Consolidated and combined statements of cash flows for the periods ended December 31, 2005 and September 19, 2005 and for the years ended December 31, 2004 and 2003	F-77
Notes to consolidated and combined financial statements	F-78
Silvue Technologies Group, Inc.
Report of independent registered public accounting firm	F-89
Independent auditors’ report	F-90
Consolidated balance sheets as of December 31, 2005 and 2004 (restated)	F-91
Consolidated statements of operations and comprehensive income for the years ended December 31, 2005, 2004 and 2003	F-92
Consolidated statements of stockholders’ equity for the years ended December 31, 2005, 2004 and 2003	F-93
Consolidated statements of cash flows for the years ended December 31, 2005, 2004 and 2003	F-94
Notes to consolidated financial statements	F-96

Compass Diversified Trust
Index to Consolidated Financial Statement

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and
Shareholders of Compass Diversified Trust
      We have audited the accompanying consolidated balance sheet of Compass Diversified Trust (a Delaware corporation) as of December 31, 2005, and the related consolidated statement of operations, stockholders’ equity, and cash flows for the period from inception (November 18, 2005) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compass Diversified Trust as of December 31, 2005, and the consolidated results of its operations and its cash flows for the period from inception (November 18, 2005) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
/s/ Grant Thornton LLP

New York, New York
February 9, 2006

Compass Diversified Trust
Consolidated Balance Sheet
December 31, 2005

Assets
Current assets:
Cash	$100,000
Deferred public offering costs	3,307,535

Total assets	$3,407,535

Liabilities and Stockholders’ Equity
Current liabilities:
Accrued expenses	$1,000
Due to related party	3,307,535

Total current liabilities	3,308,535

Stockholders’ Equity
Member interest	100,000
Accumulated deficit	(1,000)

Total stockholders’ equity	99,000

Total liabilities and stockholders’ equity	$3,407,535

See notes to financial statements.

Compass Diversified Trust
Consolidated Statement of Operations

November 18, 2005
(Date of Inception)
Through
December 31, 2005

Formation and operating costs	$1,000

Net loss for the period	$(1,000)

See notes to financial statements.

Compass Diversified Trust
Consolidated Statement of Stockholders’ Equity

	Member	Accumulated
	Interest	Deficit	Total

Balance — November 18, 2005 (date of inception)
Initial capitalization of LLC	$100,000		$100,000
Net loss		$(1,000)	(1,000)

Balance — December 31, 2005	$100,000	$(1,000)	$99,000

See notes to financial statements.

Compass Diversified Trust
Consolidated Statement of Cash Flows

November 18, 2005
(Date of Inception)
Through
December 31, 2005

Cash flows from operating activities:
Net loss	$(1,000)
Adjustments to reconcile net loss to net cash provided by operating activities:
Changes in:
Accrued expenses	1,000

Net cash provided by operating activities	0

Cash flows from financing activities:
Issuance of trust shares	100,000

Net cash provided by financing activities	100,000

Net increase in cash and cash equivalents	100,000

Cash and cash equivalents — beginning of period	0

Cash and cash equivalents — end of period	$100,000

Supplemental Disclosure of Non-Cash Activities:
Deferred public offering costs payable to a related party	$3,307,535
See notes to financial statements.

Compass Diversified Trust
Notes to Consolidated Financial Statements
December 31, 2005

Note A — Organization and Business Operations
      Compass Diversified Trust (the “Trust”) was incorporated in Delaware on November 18, 2005. Compass Group Diversified Holdings, LLC (the “Company”), a Delaware limited liability company was also formed on November 18, 2005. Compass Group Management (the “Manager”) is the sole member of 100% of the LLC interests of the Company as of December 31, 2005. Upon the completion of the proposed offering of trust shares (“IPO”), the Manager’s interest will be reflected as a minority interest in the financials of the Company.
      The Trust and the Company were formed to acquire and manage a group of small to middle market businesses that are headquartered in the United States. The Trust has neither engaged in any operations nor generated any revenue to date. In accordance with the Trust Agreement, the Trust will be the sole member of 100% of the LLC interests of the Company and, pursuant to the LLC Agreement, the Company will have outstanding, the identical number of LLC interests as the number of outstanding shares of Trust stock. The Company will be the operating entity with a board of directors and other corporate governance responsibilities, consistent with that of a Delaware corporation.
      The Company will use the net proceeds of the proposed offering of trust shares (as defined in Note C below) (the “Proposed Offering”) to retire the third-party debt of and acquire controlling interest in the following businesses from certain subsidiaries of Compass Group Investments, Inc. (“CGI”):

•	CBS Personnel Holdings, Inc. and its consolidated subsidiaries, a human resources outsourcing firm;

•	Crosman Acquisition Corporation and its consolidated subsidiaries, a recreational products company;

•	Compass AC Holdings, Inc. and its consolidated subsidiary, an electronic components manufacturing company; and

•	Silvue Technologies Group, Inc. and its consolidated subsidiaries, a global hardcoatings company.
      The aggregate amount utilized to retire the third-party debt of and acquire the controlling interests in the businesses from certain subsidiaries of CGI will be approximately $312 million. The Company will engage Compass Group Management LLC to manage its and the Trust’s day-to-day operations and affairs.
      To date the activities of the Trust and the Company have been incidental to its organization and the proposed acquisition and IPO. Until the consummation of the IPO, the Company is dependent on financial support from CGI, who have agreed to provide such required financial support.
Note B — Summary of Significant Accounting Policies
[1]     Principles of Consolidation
      The consolidated financial statements include the accounts of Compass Diversified Trust and Compass Group Diversified Holdings LLC. All intercompany balances and transactions have been eliminated in consolidation.
      The acquisition of businesses that the Company will own or control more than 50% of the voting shares will be accounted for under the purchase method of accounting. The amount assigned to the identifiable assets acquired and the liabilities assumed will be based on estimated fair values as of the date of acquisition, with the remainder, if any, recorded as goodwill. The operations of such businesses will be consolidated from the date of acquisition.

Compass Diversified Trust
Notes to Consolidated Financial Statements (Continued)

[2]     Cash and cash equivalents:
      The Trust considers all highly liquid investments with original maturities of three months or less to be cash equivalents.
[3]     Due to related party:
      Pursuant to a Management Services Agreement, the Company has agreed to reimburse the Manager or affiliates of the Manager for the cost and expenses incurred or to be incurred prior to and in connection with the closing of the offering. The offering costs incurred as of December 31, 2005 are reflected on the Balance Sheet as deferred offering costs with a corresponding liability for the obligation to the Manager recorded as due to related party. Should the equity offering not be consummated in future periods, the Company will write off the related deferred cost and recognize a charge; such charge could be material.
[4]     Use of estimates:
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
[5]     Income taxes:
      Deferred income taxes are provided for the differences between the basis of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.
      The Trust recorded a deferred income tax asset for the tax effect of net operating loss carryforwards and temporary differences, aggregating approximately $340. In recognition of the uncertainty regarding the ultimate amount of income tax benefits to be derived, the Trust has recorded a full valuation allowance at December 31, 2005.
      The effective tax rate differs from the statutory rate of 34% due to the increase in the valuation allowance.
[6]     Deferred offering costs:
      Deferred offering costs consist principally of legal and underwriting fees incurred through the balance sheet date that are related to the Proposed Offering and that will be charged to capital upon the receipt of the capital or charged to expense if not completed.
Note C — Proposed Offering — unaudited
      The Proposed Offering calls for the Trust to offer for public sale shares of the Trust that would raise approximately $210 million of gross proceeds (excluding shares pursuant to the underwriters over-allotment option and $86 million and $4 million of proceeds from the private placements to CGI and Pharos I LLC (an affiliate of the Manager), respectively). Each share of the Trust will represent an undivided beneficial interest in the Trust, and each share of the Trust corresponds to one underlying non-management interest in the Company. Unless the Trust is dissolved, it must remain the sole holder of 100% of the Company’s trust interests, and at all times the Company will have outstanding the identical number of trust interests as the number of outstanding shares of the Trust. Each outstanding share of the Trust is entitled to one vote on any matter with respect to which the Trust is entitled to vote.

CBS Personnel Holdings, Inc.
Index to Consolidated Financial Statements

Financial Statements

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders
CBS Personnel Holdings, Inc.
      We have audited the accompanying consolidated balance sheets of CBS Personnel Holdings, Inc. and subsidiaries (the Company) as of December 31, 2005 and 2004 and the consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CBS Personnel Holdings, Inc. and subsidiaries as of December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
/s/ Grant Thornton LLP

Cincinnati, Ohio
February 14, 2006

CBS Personnel Holdings, Inc.
Consolidated Balance Sheets
December 31, 2005 and 2004

	2005	2004

Assets
Current assets:
Cash	$992,132	$532,540
Accounts receivable:
Trade, net of allowance for doubtful accounts and reserves of $3,128,763 and $3,415,595 at December 31, 2005 and 2004, respectively	56,193,627	54,126,110
Unbilled revenue	6,646,556	6,966,431
Prepaid expenses and other current assets	3,471,665	2,971,406
Deferred tax assets	1,525,486	1,774,536

Total current assets	68,829,466	66,371,023
Property and equipment — net	2,876,353	3,080,613
Other assets:
Goodwill	59,294,763	59,307,301
Other intangibles — net	8,658,587	10,559,217
Deferred tax assets — long-term	1,227,195	—
Other	865,679	669,127

Total assets	$141,752,043	$139,987,281

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$2,037,300	$2,037,300
Accounts payable	8,776,785	4,947,227
Accrued expenses:
Accrued payroll, bonuses and commissions	11,277,083	11,335,902
Payroll taxes and other withholdings	7,398,293	7,862,404
Current portion of workers’ compensation obligation	7,867,094	6,965,050
Other	7,157,341	8,351,255

Total current liabilities	44,513,896	41,499,138
Long-term debt	31,154,121	43,893,282
Workers’ compensation obligation	12,948,822	10,586,981
Deferred tax liabilities	—	96,951

Total liabilities	88,616,839	96,076,352

Commitments and contingencies
Shareholders’ equity:
Common stock:
Class A, $0.001 par value, 5,000,000 shares authorized; issued and outstanding 2,830,909 at December 31, 2005 and 2004	2,831	2,831
Class B, $0.001 par value, 5,000,000 shares authorized; issued and outstanding 3,548,384 at December 31, 2005 and 2004	3,548	3,548
Class C, $0.001 par value, 2,000,000 shares authorized; issued and outstanding 185,299 and 94,799 shares at December 31, 2005 and 2004, respectively	186	95
Additional paid-in capital	47,292,454	47,111,544
Accumulated other comprehensive income	132,015	60,932
Accumulated earnings (deficit)	5,704,170	(3,268,021)

Total shareholders’ equity	53,135,204	43,910,929

Total liabilities and shareholders’ equity	$141,752,043	$139,987,281

See notes to consolidated financial statements.

CBS Personnel Holdings, Inc.
Consolidated Statements of Operations and Comprehensive Income
For the years ended December 31, 2005, 2004, and 2003

	2005	2004	2003

Revenues	$543,012,261	$315,258,481	$194,716,531
Direct costs of revenues	441,685,300	254,987,042	155,367,752

Gross profit	101,326,961	60,271,439	39,348,779
Operating expenses:
Staffing expense	54,249,140	31,974,144	23,081,487
Selling, general and administrative expense	26,723,233	17,796,997	12,131,533
Amortization	1,901,821	1,050,762	491,087

Income from operations	18,452,767	9,449,536	3,644,672
Other income (expense):
Interest expense	(4,452,739)	(2,099,989)	(2,928,727)
Other income	138,382	148,650	223,589

Income before provision for income taxes	14,138,410	7,498,197	939,534
Provision for income taxes	5,150,426	84,730	116,816

Net income	8,987,984	7,413,467	822,718
Other comprehensive income:
Unrealized gain and change in unrealized loss on interest rate swap	71,083	60,932	763,689

Comprehensive income	$9,059,067	$7,474,399	$1,586,407

See notes to consolidated financial statements.

CBS Personnel Holdings, Inc.
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2005, 2004, and 2003

	Common Stock
								Accumulated
								Other
	Class A		Class B		Class C		Additional	Comprehensive	Accumulated
							Paid in	Income	Earnings
	Shares	Value	Shares	Value	Shares	Value	Capital	(Loss)	(Deficit)	Total

Balance — December 31, 2002	644,320	$644	487,160	$488	—	$—	$39,749,345	$(763,689)	$(7,746,927)	$31,239,861
Net income	—	—	—	—	—	—	—	—	822,718	822,718
Change in unrealized loss on interest rate swap	—	—	—	—	—	—	—	763,689	—	763,689

Balance — December 31, 2003	644,320	644	487,160	488	—	—	39,749,345	—	(6,924,209)	32,826,268
Net income	—	—	—	—	—	—	—	—	7,413,467	7,413,467
Conversion of debt to Common Stock	2,186,589	2,187	3,061,224	3,060	—	—	7,194,753	—	—	7,200,000
Stock Options Exercised	—	—	—	—	94,799	95	167,446	—	—	167,541
Change in unrealized gain on interest rate swap	—	—	—	—	—	—	—	60,932	—	60,932
Deemed distribution to shareholder	—	—	—	—	—	—	—	—	(3,757,279)	(3,757,279)

Balance — December 31, 2004	2,830,909	2,831	3,548,384	3,548	94,799	95	47,111,544	60,932	(3,268,021)	43,910,929
Net income	—	—	—	—	—	—	—	—	8,987,984	8,987,984
Stock Options Exercised	—	—	—	—	90,500	91	180,910	—	—	181,001
Change in unrealized gain on interest rate swap	—	—	—	—	—	—	—	71,083	—	71,083
Deemed distribution to shareholder	—	—	—	—	—	—	—	—	(15,793)	(15,793)

Balance — December 31, 2005	2,830,909	$2,831	3,548,384	$3,548	185,299	$186	$47,292,454	$132,015	$5,704,170	$53,135,204

See notes to consolidated financial statements.

CBS Personnel Holdings, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2005, 2004, and 2003

	2005	2004	2003

Cash flows from operating activities:
Net income	$8,987,984	$7,413,467	$822,718
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,327,959	2,394,436	1,922,058
Loss on disposal of property and equipment	—	117,539	—
Debt issuance cost	—	225,442	—
Deferred taxes	(1,075,096)	(1,677,585)	—
Deferred interest	616,947	—	—
Changes in operating assets and liabilities, net of acquisition:
Increase in accounts receivable and unbilled receivables	(1,637,560)	(6,883,598)	(3,107,530)
(Increase) in prepaid expenses and other assets	(625,727)	(1,062,571)	(376,926)
(Decrease) increase in accounts payable	3,716,221	(1,594,484)	1,995,644
Increase in accrued expenses and other long-term liabilities	1,343,664	7,647,860	2,687,696

Net cash provided by operating activities	14,654,392	6,580,506	3,943,660

Cash flows from investing activities:
Proceeds from sale of property and equipment	—	1,080,718	—
Cash paid for acquisition	—	(30,256,149)	—
Purchases of equipment and improvements	(1,018,502)	(883,578)	(302,198)

Net cash used in investing activities	(1,018,502)	(30,059,009)	(302,198)

Cash flows from financing activities:
Proceeds from exercise of stock options	181,001	167,541	—
Cash payments for debt issuance costs	(1,191)	(2,605,043)	—
Increase (decrease) in swing-line/revolver	(9,530,000)	11,949,000	(679,000)
Proceeds from issuance of long-term debt	—	20,000,000	—
Repayment of long-term debt	(3,826,108)	(5,541,085)	(3,056,666)

Net cash provided by (used in) financing activities	(13,176,298)	23,970,413	(3,735,666)

Net increase (decrease) in cash	459,592	491,910	(94,204)
Cash — Beginning of year	532,540	40,630	134,834

Cash — End of year	$992,132	$532,540	$40,630

Supplemental disclosures of cash flows information:
Cash paid for interest	$4,538,515	$2,458,085	$1,061,633

Cash paid for taxes	$6,477,076	$134,832	$118,260

Cash paid (received) for interest rate swap	$(11,522)	$102,907	$803,576

Non-cash investing and financing activity —
Shareholders’ notes payable converted to Common Stock	$—	$7,200,000	$—

Landlord-provided tenant improvements	$(191,947)	$—	$—

Purchase accounting adjustments	$(3,255)	$—	$—

See notes to consolidated financial statements.

CBS Personnel Holdings, Inc.
Notes to Consolidated Financial Statements
For Years Ended December 31, 2005, 2004, and 2003

1.	Summary of Significant Accounting Policies
Nature of Operations
      CBS Personnel Holdings, Inc. (the “Company”) provides various staffing services including temporary help, employee leasing, and permanent placement, which constitutes one segment for financial reporting purposes. The Company has staffing offices located throughout the United States. The Company’s headquarters are in Cincinnati, Ohio. Compass CS, Inc. and subsidiaries was incorporated on July 27, 1999 under the laws of the state of Delaware. In conjunction with the acquisition described in Note 11, Compass CS, Inc. changed its name to CBS Personnel Holdings, Inc.
Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.
Cash
      Cash consists of cash on deposit at banks and cash on hand. Cash overdrafts are included with accounts payable.
Revenue Recognition
      Revenue from temporary staffing services is recognized at the time services are provided by Company employees and is reported based on gross billings to customers. Revenue from employee leasing services is recorded at the time services are provided by the Company. Such revenue is reported on a net basis (gross billings to clients less worksite employee salaries, wages and payroll-related taxes). The Company believes that net revenue accounting for leasing services more closely depicts the transactions with its leasing customers and is consistent with guidelines outlined in Emerging Issue Task Force (“EITF”) No. 99-19 Reporting Revenue Gross as a Principal Versus Net as an Agent. Net revenues for employee leasing services were $7,587,407, $6,872,098, and $6,245,314 for the years ended December 31, 2005, 2004, and 2003, respectively. The Company recognizes revenue for permanent placement services at the employee start date, which management believes is the culmination of the earnings process. Permanent placement services are fully guaranteed to the satisfaction of the customer for a specified period, usually 30 to 90 days. Provisions for sales allowances based on historical experience are recognized at the time the related sale is recognized.
Allowance for Doubtful Accounts
      The Company records an allowance for doubtful accounts based on historical loss experience, customer payment patterns and current economic trends. The Company reviews the adequacy of the allowance for doubtful accounts on a periodic basis and adjusts the balance, if necessary.
Concentrations of Credit Risk
      Financial instruments, which potentially subject the Company to a concentration of credit risk, consist principally of uncollateralized accounts receivable. The Company provides services to customers in numerous states. The Company believes its credit risk due to concentrations is minimal.

CBS Personnel Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2005, 2004, and 2003

Goodwill and Other Intangible Assets
      Goodwill represents the excess of the purchase price over the fair value of net assets. Purchased intangible assets, with definite lives, other than goodwill, are valued at acquisition cost and are amortized over their respective useful lives on a straight-line basis.

Impairment of Long-Lived Assets and Intangible Assets
      The Company evaluates long-lived assets and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is probable that undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount, the asset is written down to its fair value. Assets to be disposed of by sale, if any, are reported at the lower of the carrying amount or fair value less cost to sell.
      Goodwill is tested for impairment annually at December 31, or if an event occurs or circumstances change that may reduce the fair value of the reporting unit below its book value. If the fair value of the reporting unit tested has fallen below its book value, the estimated fair value of goodwill is compared to its book value. If the book value exceeds the estimated fair value, an impairment loss would be recognized in an amount equal to that excess. The Company uses a discounted cash flow methodology to determine fair value. No impairments were recognized in 2005, 2004, or 2003.

Property and Equipment
      Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. Leasehold improvements are amortized over the term of the related lease or 5 years, whichever is shorter. The estimated useful lives are as follows:

Years

Buildings and building improvements	31.5
Equipment	5
Furniture and fixtures	7
Computer software costs	3-5

Advertising
      The Company expenses the cost of advertising as incurred. Advertising expense was approximately $2,339,000, $1,137,000, and $629,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Workers’ Compensation Liability
      The Company self-insures its workers’ compensation exposure for certain employees. Company management engages an actuarial consulting firm to help determine the estimated liability, which is calculated using a fully developed method. The determination of the self-insurance liability involves the use of certain actuarial assumptions and estimates. Actual results could differ from those estimates.

CBS Personnel Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2005, 2004, and 2003

Certain subsidiaries have purchased stop-loss insurance coverage with exposure limits of $1,000,000 per claim as of December 31, 2005 and 2004.

Income Taxes
      The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to tax/book differences. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets when it is more likely than not that the asset will not be realized. Work opportunity tax credits are recognized as a reduction of income tax expense in the year tax credits are generated.

Stock Options
      The Company applies Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, in accounting for stock-based employee compensation arrangements whereby no compensation cost related to stock options is deducted in determining net income. Had compensation cost for stock option grants under the Company’s stock option plan been determined pursuant to SFAS No. 123, Accounting for Stock-Based Compensation, the Company’s net income would have been impacted as shown below:

	2005	2004	2003

Net income — as reported	$8,987,984	$7,413,467	$822,718
Stock compensation expense required under fair value method — net of tax	(102,059)	(104,837)	(66,368)

Net income — pro forma	$8,885,925	$7,308,630	$756,350

      For the purposes of pro forma disclosure, the fair value was estimated at the date of grant using a minimum value option pricing model with the following assumptions:

Weighted average fair value of stock options granted	$11.53	$7.02	$1.95
Risk free interest rates	4.0-4.2%	3.83-4.73%	3.33-4.454%
Expected lives	10 years	10 years	6-10 years

Interest Rate Swap
      The Company may at times enter into interest rate swap agreements for the purpose of reducing cash flow volatility related to variable interest rate debt. It is the Company’s policy to structure such transactions as effective cash flow hedges as outlined in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

Reclassifications
      Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

CBS Personnel Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2005, 2004, and 2003

2.	Long-term Debt
      The following are the components of the Company’s debt as of December 31:

	2005	2004

Senior Credit Agreement:
Swing-line and revolving line-of-credit, maturing, June 30, 2009	$6,780,000	$16,310,000
Term note due in quarterly installments through June 30, 2008	5,794,474	9,620,582
Term note maturing on December 31, 2009	20,616,947	20,000,000

	33,191,421	45,930,582
Less: current maturities	(2,037,300)	(2,037,300)

Long-term debt	$31,154,121	$43,893,282

      In July 2004, the Company entered into a credit agreement with a group of financial institutions (Senior Credit Agreement) that provides for a revolving credit facility and letters of credit up to $50,000,000 (including a swing-line sub-facility up to $5,000,000), and a term loan of up to $12,000,000. The proceeds from these borrowings were utilized to repay amounts outstanding under the Company’s former credit agreements and to partially fund the purchase of Venturi Staffing Partners, as discussed in Note 11.
      Borrowings under the Senior Credit Agreement bear interest equal to LIBOR plus a margin ranging from 2.50% to 3.50%, depending on the Company’s ratio of consolidated debt to EBITDA; or the greater of prime or the U.S. Fed Funds Rate plus a margin ranging from 1.00% to 2.00%, depending on the Company’s ratio of consolidated debt to EBITDA. The rates on the various borrowings under the Senior Credit Agreement at December 31, 2005 ranged from 7.39% to 8.75%. Borrowings under the Senior Credit Agreement are secured by the assets of the Company and its subsidiaries.
      The Company is required under the Senior Credit Agreement to pay a commitment fee on the unused portion of the revolving credit commitment and on standby letters of credit. The revolving credit commitment fee ranges from 0.25% to 0.50%, and the standby letter of credit commitment fee ranges from 2.50% to 3.50%, depending on the Company’s ratio of consolidated debt to EBITDA ratio.
      Borrowings under the revolving line-of-credit (including swing-line borrowing and letters of credit) are limited to a defined borrowing base equal to 85% of eligible accounts receivable plus 75% of eligible unbilled receivables. Letters of credit outstanding at December 31, 2005 and 2004 were approximately $18,557,000 and $15,172,000, respectively. As of December 31, 2005 and 2004, approximately $24,663,000 and $18,518,000 was available to borrow, respectively.
      The Company’s Senior Credit agreements contain affirmative and negative covenants including financial covenants requiring the Company to maintain a minimum EBITDA, debt to EBITDA ratios and fixed charge coverage ratio. Additionally, these covenants limit the Company’s ability to incur additional debt, distribute dividends and limit capital expenditures, among other restrictions.
      The Senior Credit Agreement contains a provision that requires additional payments of principal, depending on the Company’s debt to EBITDA ratio as of each fiscal year end. Payment requirements range from 0% to 75% of defined excess cash flow.
      On September 30, 2004, certain promissory notes due to shareholders in the amount of $7,200,000 were converted to 2,186,589 Class A and 3,061,224 Class B shares of the Company. Accrued interest of $1,340,000 was paid to shareholders upon conversion.

CBS Personnel Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2005, 2004, and 2003

      In September 2004, the Company entered into a credit agreement with a lender for a term note of $20 million. The proceeds from this borrowing were utilized to partially fund the purchase of Venturi Staffing Partners, Inc., as discussed in Note 11. The principal is payable upon maturity. Borrowings under the agreement bear interest at a rate of 12.0% plus a margin of up to 3.5% based on defined debt to EBITDA ratios. Interest payments of 12.0% are made quarterly. The margin is payable either quarterly or at maturity at the discretion of the senior lender. As of December 31, 2005, the debt balance includes deferred interest of approximately $616,000. These borrowings are subordinate to the Senior Credit Agreement. Borrowings are secured by the assets of the Company and its subsidiaries.
      The fair value of the Company’s outstanding debt does not differ materially from its recorded amount.
      The maturities of long-term debt for each of the years subsequent to December 31, 2005 are as follows:

2006	$2,037,300
2007	2,716,400
2008	1,040,774
2009	27,396,947

$33,191,421

      On September 30, 2004, the Company entered into an interest rate swap agreement to manage its exposure to interest rate movements in its variable rate debt. The swap converts a portion of the variable rate debt included in the Senior Credit Agreement to a fixed rate of 3.07%. The termination date of the swap agreement is September 30, 2007. The notional amount of the swap was $10,400,000 and $14,900,000 at December 31, 2005 and 2004, respectively. The fair value of the swap at December 31, 2005 and 2004 was approximately $177,000 and $61,000, respectively. Management assessed the terms of the interest rate swap at the time it was executed and at each month thereafter and determined it to be an effective hedge under the rules of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. As such, changes in the market value of the instrument are recorded to other comprehensive income, net of tax.

3.	Capital Structure
      The Company’s authorized capital stock consists of 5,000,000 shares of Class A common, 5,000,000 shares of Class B common and 2,000,000 shares of Class C common. Holders of Class A shares are entitled to 10 votes per share, whereas holders of Class B and C shares are entitled to 1 vote per share. Class B and Class C common shares are convertible into an equal number of Class A common shares in the event that any class of the Company’s common shares are offered for sale to the public.
      In 2002 warrants were issued to shareholders in connection with certain debt refinancings. The following table summarizes warrants outstanding at December 31, 2005 for the purchase of the Company’s Class B Common Stock:

	Class B	Exercise	Expiration
Issue Date	Shares	Price	Date	Issued To

5/15/01	9,529	$0.20	7/12/06	Majority Shareholder
2/7/02	13,929	$0.20	7/12/06	Majority Shareholder
2/7/02	4,821	$0.20	7/12/06	Minority Shareholder
11/20/02	918,172	$4.85	11/15/22	Minority Shareholder

CBS Personnel Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2005, 2004, and 2003

      The warrants expire at the earlier of stated date or in the event that a transaction is consummated that results in the sale or lease of all or substantially all of the Company’s assets to another entity. In the event of a consolidation or merger of the Company with another entity, the warrants shall be converted into shares of Class B Common Stock. The warrants provide for adjustments to the exercise price and the number of warrant securities issuable upon the occurrence of certain events that would dilute the value of the warrants.

4.	Stock Option Plan
      The Company has a stock option plan which provides for the issuance of incentive stock options to employees of the Company and its subsidiaries. Under the terms of this plan, options are granted at not less than fair market value, become exercisable as established by the Board of Directors (generally ratably over 5 years) and generally expire within 6 to 10 years from the date of grant. Fair value is determined by the Company through the use of the minimum value method as provided in SFAS No. 123, Accounting for Stock Based Compensation. During December 2004, the Financial Accounting Standards Board issued a revision of its Statement No. 123, Accounting for Stock-Based Compensation. The revised standard requires, among other things, that compensation cost for employee stock options be measured at fair value on the grant date and charged to expense over the employee’s requisite service period for the option. The Company will adopt SFAS No. 123(R), Share-Based Payment on January 1, 2006. The adoption is not expected to have a material impact on the financial position or results of operations of the Company.
      The following table summarizes stock option activity:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance — December 31, 2002	24,531	$5.00
Granted	656,500	1.95
Forfeited	(56,000)	2.00

Balance — December 31, 2003	625,031	$2.14
Granted	265,000	7.02
Exercised	(94,799)	1.77
Forfeited	(67,250)	2.88

Balance — December 31, 2004	727,982	$3.90
Granted	25,000	11.53
Exercised	(90,500)	2.00
Forfeited	(103,031)	6.40

Balance — December 31, 2005	559,451	$4.00

      The following table summarizes stock options outstanding and exercisable at December 31, 2005:

	Outstanding

		Weighted	Weighted Avg.
		Avg. Exercise	Contractual
Range of Exercise Price	Shares	Price	Remaining Life

$0.00 — $5.00 per share	369,451	$2.03	4.55
$5.01 — $7.25 per share	165,000	$7.25	8.76
$7.26 — $11.53 per share	25,000	$11.53	9.60

CBS Personnel Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2005, 2004, and 2003

	Exercisable

		Weighted	Weighted Avg.
		Avg. Exercise	Contractual
Range of Exercise Price	Shares	Price	Remaining Life

$0.00 — $5.00 per share	192,518	$1.97	4.81
$5.01 — $7.25 per share	36,333	$7.25	8.76
$7.26 — $11.53 per share	—	—	—
      The number of stock options exercisable at December 31, 2004 and 2003 was 173,949 and 137,336, respectively.

5.	Income Taxes
      The Company’s income tax provision consisted of the following components for the year ended December 31:

	2005	2004	2003

Current:
Federal	$5,567,291	$1,407,262	—
State and local	673,959	363,908	—
Deferred	(1,120,542)	844,982	186,322

	5,120,708	2,616,152	186,322
Change in valuation allowance	—	(2,522,567)	(186,322)
Other	29,718	(8,855)	116,816

	$5,150,426	$84,730	$116,816

      The income tax provision reconciled to the tax computed at the statutory federal income tax rate was:

	2005	2004	2003

Provision at federal statutory rate	$4,948,444	$2,549,387	$319,441
State and local taxes — net of federal benefit	499,107	374,910	46,977
Change in valuation allowance	—	(2,522,567)	(186,322)
Work opportunity tax credits (“WOTC”)	(622,273)	(561,963)	(314,511)
AMT credits	—	—	(56,097)
Permanent items	312,812	242,218	190,511
Other	12,336	2,745	116,817

Income tax provision	$5,150,426	$84,730	$116,816

CBS Personnel Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2005, 2004, and 2003

      The components of the deferred income tax amounts at December 31, 2005 and 2004 were as follows:

	2005	2004

Deferred Income Tax Assets
Allowance for Bad Debt	$1,005,829	$825,997
Workers’ Compensation	5,777,435	3,628,303
Other Accrued Expenses	629,640	654,746
Work Opportunity Tax Credits (WOTC)	—	218,320
AMT Credits	—	105,562
State NOL’s	92,007	78,000

Total Deferred Income Tax Assets	7,504,911	5,510,928
Deferred Income Tax Liabilities
Tax Effect of Other Comprehensive Income	$(45,447)	$—
Depreciation and Amortization	(4,706,783)	(3,833,343)

Total Deferred Income Tax Liabilities	(4,752,230)	(3,833,343)

Total Deferred Income Tax Assets, net	$2,752,681	$1,677,585

Current Deferred Income Tax Assets	$1,525,486	$1,774,536
Long-Term Deferred Income Tax Assets (Liabilities)	1,227,195	(96,951)

	$2,752,681	$1,677,585

      The Company believes that based on its current and expected future operating results, the deferred tax assets will be realized and that no valuation allowance was needed at December 31, 2005 and 2004.
      The Company has state tax based net operating loss carryforwards approximating $1,769,000 and $1,500,000 as of December 31, 2005 and 2004, respectively. These carryforwards expire at various times over the next 13 years.

6.	Intangible Assets and Deferred Financing Costs
      Amounts recorded to goodwill are as follows:

Balance at January 1, 2004	$49,200,419
Acquisition (Note 11)	10,106,882

Balance at December 31, 2004	59,307,301
Purchase Accounting Adjustments	(12,538)

Balance at December 31, 2005	$59,294,763

CBS Personnel Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2005, 2004, and 2003

      Other intangible assets consisted of the following at December 31:

	2005	2004	Useful Lives

Loan Origination Costs	$3,920,191	$3,919,001	Life of related loan
Non-compete agreement	1,000,000	1,000,000	5 Years
Trademarks and names	1,205,656	1,205,656	4 Years
Customer Lists	7,016,690	7,016,690	9 Years

	13,142,537	13,141,347
Accumulated amortization:
Loan origination costs	(2,132,643)	(1,476,858)
Non-compete agreement	(1,000,000)	(843,011)
Trademarks and tradenames	(376,767)	(67,354)
Customer Lists	(974,540)	(194,907)

	$8,658,587	$10,559,217

      Amortization is recorded on a straight-line basis for intangible assets except for certain loan origination costs. Amortization for certain loan origination cost is recorded using the effective interest method.
      Expected future amortization of intangible assets is as follows:

Years Ended December 31:

2006	$1,577,747
2007	1,577,747
2008	1,463,178
2009	1,116,295
2010	779,632
Thereafter	2,143,988

$8,658,587

7.	Property and Equipment
      Property and equipment consisted of the following at December 31:

	2005	2004

Furniture, fixtures and equipment	$8,663,074	$7,876,173
Leasehold improvements	1,638,899	1,261,887

	10,301,973	9,138,060
Less — accumulated depreciation	(7,425,620)	(6,057,447)

	$2,876,353	$3,080,613

      Depreciation expense for the years ending December 31, 2005, 2004 and 2003 was $1,426,141 $1,343,674, and $1,430,971, respectively. In 2004, the Company sold the land and building it owned in Columbia, South Carolina. The net book value of the land and building was $1,197,000 and the net proceeds from the sale were $1,075,000.

CBS Personnel Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2005, 2004, and 2003

8.	Related Party Transactions
Consulting Agreement
      The Company maintained consulting agreements, which expired in August 2004, with the former owners of a subsidiary. Under these agreements, the consultants provided executive, financial and managerial oversight. The accompanying financial statements include consulting fees of $78,125 and $125,000 for the years ended December 31, 2004 and 2003, respectively, related to these agreements.
      These consulting agreements also provided for a bonus to be paid in the event that the subsidiaries’ EBITDA exceeded $2,500,000. No bonus was earned in 2004 or 2003 prior to the expiration of the agreements.
Management Services Agreement
      The Company has a management services agreement with an affiliated entity. Effective October 13, 2000, the fee is 0.15% of annual gross revenue, payable in quarterly installments in arrears. At December 31, 2005 and 2004, management fees totaling approximately $247,000 and $256,000, respectively, were accrued in the accompanying balance sheet. Total management fees to related parties were $1,010,990, $651,509, and $459,430, for the years ended December 31, 2005, 2004, and 2003, respectively. Other than for the cost of providing services under the management services agreement, which are included in the management fee, the affiliated entity has not paid any obligations nor incurred any expenses on behalf of the Company.
Services Agreement
      The Company has entered into a service agreement with Robert Lee Brown, the prior owner of the Company. The Services Agreement provides for Brown’s services as Assistant Secretary, his ongoing involvement as a member of the Company’s Board of Directors and its Compensation Committee (so long as he maintains a minimum level of common stock ownership of the Company), an annual salary and other benefits. Brown is also eligible to draw $150,000 annually in addition to his salary subject to repayment in a lump sum amount on or before June 30, 2009. The promissory notes are secured by a pledge of Brown’s shares of capital stock of the Company. As of December 31, 2005 and 2004, the Company has recorded a long-term note receivable of $300,000 and $150,000, respectively, due from Brown.
Borrowings
      The Company has incurred interest expense of $540,000 and $717,000 for the years ended December 31, 2004 and 2003, respectively, related to notes due to shareholders (see Note 2).

9.	Commitments and Contingencies
Leases
      The Company leases office facilities, computer equipment and software under operating arrangements. Rent expense for 2005, 2004, and 2003 was approximately $5,375,000, $2,803,000, and $1,805,000, respectively.

CBS Personnel Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2005, 2004, and 2003

      The minimum future rental payments under noncancelable operating leases are as follows:

			Net Operating
	Gross	Sublease	Lease
Years Ended December 31,	Payments	Receipts	Commitments

2006	$4,837,185	$(128,255)	$4,708,930
2007	3,817,942	(95,587)	3,722,355
2008	2,589,592	(95,587)	2,494,005
2009	1,751,896	(95,587)	1,656,309
2010	672,482	(7,966)	664,516
Thereafter	731,227	—	731,227

Total minimum lease payments	$14,400,324	$(422,982)	$13,977,342

Litigation
      The Company is a defendant in various lawsuits and claims arising in the normal course of business. Management believes it has valid defenses in these cases and is defending them vigorously. While the results of litigation cannot be predicted with certainty, management believes the final outcome of such litigation will not have a material effect on the financial position or results of operations of the Company.
Employment Agreements
      Certain of the Company’s executives are covered by employment agreements which include, among other terms, base compensation, incentive-bonus determinations and payments in the event of termination or change in control of the Company.

10.	Retirement Savings Plans
      In 2003, the Company had two 401(k) retirement savings plans (Columbia Staffing plan and the CBS Personnel plan) which covered substantially all regular staff employees who worked at least 500 hours for CBS and 1000 hours for Columbia Staffing, have completed six months of service for CBS and one year of service for Columbia, and had reached age 21. Employees could contribute up to the maximum allowed by the U.S. Internal Revenue Code. The Company, on a quarterly basis for CBS and on a monthly basis for Columbia, matched employee contributions to the plans up to 50% of the participant’s voluntary contribution. The maximum Company contribution was 3% of a participant’s eligible compensation.
      Effective January 1, 2004, the Columbia Staffing plan was merged into the CBS plan. The plan covers substantially all regular staff employees who have worked at least 500 hours, have completed six months of service and have reached age 21. Employees may contribute up to 100% of the maximum allowed by the U.S. Internal Revenue Code. The Company, on a quarterly basis, matches employee contributions based on the Company achieving certain EBITDA targets.
      The maximum Company contribution is 4% of a participant’s eligible compensation. Company contributions to these plans were $443,000, $174,000, and $245,000 for the years ended December 31, 2005, 2004, and 2003, respectively.
      Effective January 1, 2002, the Company adopted a non-qualified Executive Bonus Plan as a welfare benefit plan for the Company’s employees who have completed six or more months of service and who are designated by the Administrator as eligible for the plan because they are not eligible to participate in the Company’s 401(k) retirement plan. Employees contribute to the plan at their will and the Company

CBS Personnel Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2005, 2004, and 2003

matches employee contributions based on the Company achieving certain EBITDA targets. The maximum Company contribution is 4% of a participant’s eligible compensation. Company contributions to the plan were $188,000, $57,000, and $61,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

11.	Acquisition
      On September 29, 2004, the Company acquired Venturi Staffing Partners, Inc. and its wholly owned subsidiaries (VSP), a division of Venturi Partners, Inc. for $30.3 million. VSP is a national provider of staffing services consisting of temporary and permanent placement personnel. As discussed in Note 2, the acquisition was financed mainly through the debt issued under the revised Senior Credit Agreement and subordinated credit agreement.
      The acquisition was made because it was believed it would be immediately accretive to earnings and increase the Company’s ability to service clients in additional geographical areas.
      The purchase price was based on valuing VSP’s estimated earnings stream and when compared to the net assets acquired, resulted in goodwill of approximately $10.1 million.
      The majority owner of the Company previously owned a 17.08% portion of Venturi Partners, Inc. In accordance with U.S. generally accepted accounting principles, the accompanying financial statements do not include fair value adjustments for the portion of VSP owned prior to the acquisition. The difference between the amount recorded on the financial statements and the total fair value of the acquired entity has been recorded as a deemed distribution to a shareholder in the accompanying financial statements.
      The Company finalized the allocation of the purchase price as of September 30, 2005. The purchase price was allocated as follows (amounts in thousands):

Accounts receivable	$29,067
Property and equipment	750
Other assets	1,158
Trademarks and trade names	1,206
Customer list	7,017
Goodwill	10,094
Accounts payable	(3,175)
Workers’ compensation	(8,120)
Accrued expenses, mainly payroll and related costs	(11,514)
Deemed distribution	3,773

$30,256

      Included in the purchase price is $2.5 million being held in escrow to be released to Venturi Partners, Inc. upon settlement of certain obligations, as defined in the purchase agreement.
      The results of operations of VSP are included with results of operations of the Company beginning September 30, 2004.

CBS Personnel Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
For Years Ended December 31, 2005, 2004, and 2003

      The unaudited pro-forma financial information, as if VSP had been acquired at the beginning of fiscal 2004 is as follows (amounts in thousands):

2004

Net revenues	$519,692
Net income	$8,641
      The unaudited pro-forma financial information includes amortization of intangibles and additional interest expense related to debt incurred to finance the acquisition. The information is provided for illustrative purposes only and is not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of the fiscal period presented, nor is it necessarily indicative of future consolidated results.

Crosman Acquisition Corporation and Subsidiaries
Index to Consolidated Financial Statements

Financial Statements

Page(s)

Report of independent auditors	F-31–F-32
Consolidated balance sheets as of June 30, 2005 and 2004	F-33
Consolidated statements of income for the year ended June 30, 2005, for the seven month period ended February 9, 2004, for the five month period ended June 30, 2004 and for the year ended 2003	F-34
 Consolidated statements of shareholders’ equity, for the year ended June 30, 2005, for the seven month period ended February 9, 2004, for the five month period ended June 30, 2004 and for the year ended 2003
F-35
Consolidated statements of cash flows for the year ended June 30, 2005, for the seven month period ended February 9, 2004, for the five month period ended June 30, 2004 and for the year ended 2003	F-36
Notes to consolidated financial statements	F-37–F-52

Report of Independent Auditors
To the Board of Directors
Crosman Acquisition Corporation
and Subsidiaries
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Crosman Acquisition Corporation and Subsidiaries at June 30, 2005 and 2004, and the results of their operations and their cash flows for the year ended June 30, 2005 and the period from February 10, 2004 to June 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Syracuse, New York
December 12, 2005

Report of Independent Auditors
To the Board of Directors
Crosman Acquisition Corporation
and Subsidiaries
In our opinion, the accompanying consolidated statements of income, shareholder’s equity and cash flows present fairly, in all material respects, the results of operations and cash flow of Crosman Acquisition Corporation and Subsidiaries for the period from July 1, 2003 to February 9, 2004 and the year ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Syracuse, New York
August 31, 2004

Crosman Acquisition Corporation and Subsidiaries
Consolidated Balance Sheets
(Dollars are in thousands except share related amounts)

	Successor

	June 30,

	2005	2004

Assets
Current assets
Cash	$773	$204
Accounts receivable, net	13,747	12,689
Inventories, net	11,060	9,694
Refundable income taxes	132	210
Other current assets	1,806	1,757
Deferred taxes	1,104	943

Total current assets	28,622	25,497
Property, plant and equipment, net	10,513	10,583
Investment in equity investee	545	786
Goodwill	30,951	30,951
Intangible and other assets, net	13,552	14,114

Total assets	$84,183	$81,931

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt	$2,583	$2,333
Current portion of capitalized lease obligations	69	61
Accounts payable	3,991	4,257
Accrued payroll costs	214	1,436
Accrued foregone offering costs	1,716	—
Accrued expenses	2,428	1,985

Total current liabilities	11,001	10,072
Notes payable under revolving line of credit	10,385	7,138
Long-term debt, net of current portion	35,334	37,917
Capitalized lease obligations, net of current portion	135	132
Accrued interest on Senior Subordinated Notes	901	247
Deferred taxes	3,509	3,951
Other liabilities	572	548

Total liabilities	61,837	60,005

Commitments and contingencies (Note 14)
Shareholders’ equity
Common stock — $.01 par value, authorized 1,500,000 shares; issued and outstanding 573,536 and 573,408 shares	6	6
Additional paid-in capital	22,076	22,083
Shareholders’ notes receivable	(1,035)	(973)
Retained earnings	1,299	810

Total shareholders’ equity	22,346	21,926

Total liabilities and shareholders’ equity	$84,183	$81,931

The accompanying notes are an integral part of the consolidated financial statements.

Crosman Acquisition Corporation and Subsidiaries
Consolidated Statements of Income
(Dollars are in thousands)

	Successor		Predecessor

		February 10, 2004	July 1, 2003
	Year Ended	through	through	Year Ended
	June 30,	June 30,	February 9,	June 30,
	2005	2004	2004	2003

Net sales	$70,060	$24,856	$38,770	$53,333
Cost of sales	50,874	17,337	26,382	37,382

Gross profit	19,186	7,519	12,388	15,951
Selling, general and administrative expenses	10,526	4,119	5,394	8,749
Amortization of intangible assets	629	258	70	132

Operating income	8,031	3,142	6,924	7,070
Interest expense	4,638	1,588	402	1,978
Recapitalization and foregone offering expenses	3,022	644	1,853	—
Equity in (earnings) losses of investee	241	14	(70)	(158)
Other expense (income), net	(471)	(377)	(223)	(266)

Income before income taxes	601	1,273	4,962	5,516
Income tax expense	112	463	1,824	2,122

Net income	$489	$810	$3,138	$3,394

The accompanying notes are an integral part of the consolidated financial statements.

Crosman Acquisition Corporation and Subsidiaries
Consolidated Statements of Shareholders’ Equity
(Dollars are in thousands)

			Capital in	Shareholders’		Total
	Preferred	Common	Excess of	Notes	Retained	Shareholders’
	Stock	Stock	Par Value	Receivable	Earnings	Equity

Predecessor Balance at June 30, 2003	$8,778	$12	$3,635	$(722)	$1,731	$13,434
Interest accretion on Series B Preferred stock	321	—	—	—	(321)	—
Exercise of options	—	—	342	—	—	342
Issuance of common stock, net of notes receivable thereon	—	—	43	—	—	43
Payment of notes due on common stock	—	—	—	76	—	76
Net income	—	—	—	—	3,138	3,138

Predecessor Balance at February 9, 2004	$9,099	$12	$4,020	$(646)	$4,548	$17,033

Successor Balance at February 10, 2004	$—	$—	$—	$—	$—	$—
Issuance of common stock, net of notes receivable thereon	—	6	22,083	(954)	—	21,135
Interest on notes	—	—	—	(19)	—	(19)
Net income	—	—	—	—	810	810

Successor Balance at June 30, 2004	—	6	22,083	(973)	810	21,926
Redemption of stock	—	—	(7)	—	—	(7)
Interest on notes	—	—	—	(62)	—	(62)
Net income	—	—	—	—	489	489

Successor Balance at June 30, 2005	$—	$6	$22,076	$(1,035)	$1,299	$22,346

The accompanying notes are an integral part of the consolidated financial statements.

Crosman Acquisition Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars are in thousands)

	Successor		Predecessor

		February 10, 2004	July 1, 2003
	Year Ended	through	through	Year Ended
	June 30,	June 30,	February 9,	June 30,
	2005	2004	2004	2003

Cash flows from operating activities
Net income	$489	$810	$3,138	$3,394
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	2,776	1,106	1,277	2,427
Deferred income taxes	(603)	(51)	390	831
Foregone offering costs	3,022	—	—	—
Recapitalization expenses	—	644	1,853	—
Repayment of note discount		—	—	(853)
Accretion of note discount	—	—	—	35
Loss on unamortized discount of senior subordinated notes	—	—	—	595
Loss (income) from equity investment	241	14	(70)	(158)
Tax Benefit of stock option exercise	—	—	130	—
Loss on sale of property, plant and equipment	9	95	38	645
Interest deferred on senior subordinated notes	654	247	—	(744)
Other non-cash expenses	—	—	342	—
(Increase) decrease in operating assets and increase (decrease) in operating liabilities
Accounts receivable	(1,058)	(4,240)	2,924	(1,135)
Inventories	(1,366)	(1,308)	(1,607)	(155)
Other current assets	(49)	226	(555)	(379)
Refundable income taxes/income taxes payable	78	(255)	(394)	(27)
Accounts payable and accrued expenses	(1,045)	2,817	1,090	(108)
Other liabilities	(38)	(16)	(5)	(8)

Net cash provided by operating activities	3,110	89	8,551	4,360

Cash flows from investing activities
Capital expenditures	(2,014)	(1,107)	(1,156)	(572)
Investment	—	—	(25)	—
Acquisition costs	—	(64,702)	—	—

Net cash used in investing activities	(2,014)	(65,809)	(1,181)	(572)

Cash flows from financing activities
Proceeds from revolving credit facility	81,473	31,233	43,355	61,611
Repayments under revolving credit facility	(78,226)	(24,095)	(45,621)	(62,442)
Proceeds from issuance of long-term debt	—	41,000	—	4,000
Principal payments and retirement of long-term obligations	(2,394)	(788)	(3,146)	(8,994)
Financing costs associated with issuance of debt	(67)	(1,272)	—	(93)
Foregone offering costs	(1,306)	—	—	—
Recapitalization expenses	—	(1,308)	(1,853)	—
Redemption of common stock	(7)	—	—	(3,408)
Redemption of warrants			—	(855)
Receipt of payment on notes used to fund common stock purchase	—	—	76	—
Issuance of common stock	—	21,135	43	6,316

Net cash provided by (used in) financing activities	(527)	65,905	(7,146)	(3,865)

Net increase (decrease) cash and cash equivalents	569	185	224	(77)
Cash at beginning of year	204	19	205	282

Cash at end of year	$773	$204	$429	$205

Supplemental disclosure of non-cash activities
Equipment financed under capital lease	$72	$—	$127	$1,000
Foregone offering costs incurred not yet paid	1,716	—	—	—
Equipment financed with issuance of note payable	—	—	—	77
The accompanying notes are an integral part of the consolidated financial statements.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars are in thousands except share related amounts)

1.	Organization and Nature of Operations
      Crosman Acquisition Corporation and Subsidiaries (the “Company”) manufactures airguns, paintball markers, ammunition, accessories and slingshots. They sell primarily to retailers, mass merchandisers, and distributors. The Company has a 50% ownership interest in Diablo Marketing, LLC, d/b/a as Gameface Paintball.

2.	Significant Accounting Policies

Revenue Recognition
      The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement and the product has been shipped to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. The Company reduces revenue for estimated customer returns and other allowances.
      The Company records accruals for cooperative charges and sales rebates to distributors at the time of shipment based upon historical experience. Changes in such allowances may be required if future rebates differ from historical experience. Cooperative charges are recorded as a reduction of net sales and were $1,104, $976 and $848 for the years ended June 30, 2005, 2004 and 2003, respectively.
      In accordance with Emerging Issues Task Force (EITF) Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, shipping and handling costs billed to customers are included in sales and the related costs are included in cost of sales in the Consolidated Statements of Income.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions are eliminated in consolidation. Investments in which the Company has a 20 to 50 percent ownership interest are accounted for on the equity method.

Accounts Receivable
      Accounts receivable are shown net of allowances for doubtful accounts, returns, allowances and discounts, which approximated $998 and $1,480 as of June 30, 2005 and 2004, respectively. Receivables are charged against reserves when claims are paid or when they are deemed uncollectible, as appropriate for the circumstance. The Company generally extends credit to its customers for a period of zero to sixty days without any charge for interest.

Inventories
      Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. The Company writes down its inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

Property, Plant and Equipment
      Property, plant and equipment, tooling costs, company-owned molds capitalized, and software are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Building	25 years
Building improvements	5-10 years
Machinery and equipment	8-10 years
Furniture and fixtures	5-10 years
Computers and software	3-6 years
Tooling	3-6 years
Assets under capital lease	Term of lease
      When assets are retired or sold, the cost and related accumulated depreciation is removed from the accounts with any resulting gain or loss reflected in other operating income and expense.

Long-Lived Assets
      Impairment of long-lived assets is reviewed whenever events or changes in circumstances indicate the carrying amounts of long-lived assets may not be fully recoverable. Impairment would be measured by comparing the carrying value of the long-lived asset to its estimated fair value.

Goodwill
      The Company reviews goodwill annually for impairment, and whenever events or changes in circumstances indicate the carrying amount of this asset may not be recoverable. Goodwill is tested using a two-step process. The first step is to identify any potential impairment by comparing the carrying value of the Company to its fair value. If a potential impairment is identified, the second step is to compare the implied fair value of goodwill with its carrying amount to measure the impairment loss. A severe decline in fair value could result in an impairment charge to goodwill, which could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company tested its goodwill in its fourth fiscal quarter and deemed the goodwill not impaired. In addition to not having any impairment losses, the Company did not acquire or write off any goodwill during the year. Goodwill is not subject to amortization.

Advertising Costs
      All advertising costs are expensed in operations as incurred. Advertising costs are $1, $15, and $8 for the years ended June 30, 2005, 2004 and 2003, respectively.

Self-Insurance
      The Company is generally self-insured for product liability. The Company maintains stop loss coverage for both individual and aggregate claim amounts. Losses are accrued based upon the Company’s estimates of the aggregate liability for claims based on a specific claim review and Company experience.
      Through September 2003, the Company was self-insured for workers compensation. Losses are accrued based upon estimates of aggregate liability of claims based on specific claim reviews and actuarial methods used to measure estimates. Beginning in October 2003, the Company’s insurance covers losses in excess of a specified amount. Management believes insurance coverage is adequate to cover these losses.

Guarantees
      In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. FIN 45 requires additional disclosures to be made by the

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

Company and requires the Company to record a liability for any obligations guaranteed by the Company that have been issued or modified after December 31, 2002 by the Company (Notes 4 and 7).

New Accounting Pronouncement
      In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities — an interpretation of ARB No. 51. FIN 46 addresses the consolidation of variable interest entities that have either of the following characteristics: (a) equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity and/or (b) the equity investors lack one or more of the following essential characteristics of a controlling financial interest: (1) direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights, (2) obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities and (3) right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses. FIN 46 is applicable for all variable interest entities created after January 31, 2003 and for entities in existence prior to this date. In December of 2003 FIN 46R was issued deferring the implementation date of this pronouncement until the end of the first interim or annual reporting period ending after March 15, 2004. The Company has adopted FIN 46R for the fiscal period ending June 30, 2004, but it does not have any impact on the Company.
      In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123R (SFAS 123R), “Share-Based Payment.” SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS 123R, only certain proforma disclosures of fair value were required. The Company has adopted the provisions of SFAS 123R, on a modified prospective basis effective for the first quarter ended October 2, 2005.

Financial Instruments
      The Company has one outstanding interest rate swap for the purpose of fixing interest rates on its variable interest rate term loan facility (Note 9). The Company’s objective is to minimize the interest expense over the life of the loan facility. The Company maintains policies to ensure that the average notional amount of the hedge does not exceed the average underlying debt balances. The Company views this interest rate swap as an economic cash flow hedge. The net settlement on this transaction is included as a component of interest expense.

Income Taxes
      Income taxes have been computed utilizing the asset and liability approach. Deferred income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are determined by using tax rates expected to be in effect when the taxes will actually be paid or refunds received. A valuation allowance is recorded when the expected recognition of a deferred tax asset is not considered to be more likely than not. The recorded deferred income tax liability results from a difference between the book and tax basis of certain assets and liabilities.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

Reclassification
      Certain prior year amounts have been reclassified to conform with current year presentation.

3.	Inventories
      The major components of inventories, net of reserves of $279 and $229 as of June 30, 2005 and 2004, respectively, are as follows:

	Successor

	June 30,

	2005	2004

Raw materials	$3,224	$3,127
Work-in-process	1,672	1,933
Finished goods	6,164	4,634

	$11,060	$9,694

4.	Warranty Reserve
      The Company generally warrants its airgun product for one year and its soft air products for 90 days. The warranty accrual is based on the prior nine months historical warranty activity and is included in accrued expenses. The activity in the product warranty reserve from July 1, 2003 through June 30, 2005 is as follows:

	Successor

	June 30,

	2005	2004

Balance at July 1	$392	$335
Accruals for warranties issued during period	1,651	1,438
Settlements made during the period	(1,582)	(1,381)

	$461	$392

5.	Property, Plant and Equipment
      The major components of property, plant and equipment are as follows:

	Successor

	June 30,

	2005	2004

Land	$256	$256
Building and improvements	2,340	2,328
Machinery and equipment	6,705	5,072
Furniture and fixtures	141	108
Computers and software	620	483
Tooling	2,721	2,249
Assets under capital lease	254	182
Construction-in-progress	459	749

	13,496	11,427
Less: Accumulated depreciation	(2,983)	(844)

	$10,513	$10,583

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

      Depreciation expense amounted to $2,146, $2,052 and $2,295 for the years ended June 30, 2005, 2004 and 2003, respectively.

6.	Intangibles and Other Assets
      Intangible and other assets consist of the following:

	Successor

	June 30,

	2005	2004

Intangible assets subject to amortization:
Financing costs	$1,339	$1,272
Developed Technology	900	900
License and distribution agreements	2,400	2,400

	4,639	4,572
Less: Accumulated amortization	(887)	(258)

	3,752	4,314
Intangible assets not subject to amortization, excluding goodwill:
Trademarks	9,800	9,800

Total intangibles and other assets, excluding goodwill, net	$13,552	$14,114

      Developed technologies are amortized over 10 years. License and distribution agreements are amortized over the term of the related agreement. Financing costs, incurred in connection with obtaining long-term debt, are amortized over the term of the related debt. The Company utilizes the straight-line method for all amortization. Aggregate amortization expense for years ended June 30, 2005, 2004 and 2003 is $629, $328 and $132, respectively. All current amortization is deductible for income tax purposes.
      Estimated amortization expense for the following years ended is as follows:

						There-
	2006	2007	2008	2009	2010	after	Total

Financing costs	$280	$280	$280	$117	$—	$—	$957
Developed Technology	90	90	90	90	90	322	772
License and distribution agreement	266	266	266	266	182	777	2,023

Totals	$636	$636	$636	$473	$272	$1,099	$3,752

7.	Investment
      The Company has a 50% membership interest in Diablo Marketing, LLC, d/b/a Gameface Paintball (Gameface). Below is condensed financial information of Gameface as of and for the years ended:

	Successor		Predecessor

	June 30,		June 30,

	2005	2004	2003

Summary of operations:
Revenues	$13,547	$18,316	$11,708
Costs and expenses	14,029	18,204	11,392

Net (loss) income	$(482)	$112	$316

Company equity in net (loss) income	$(241)	$56	$158

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

	Successor		Predecessor

	June 30,		June 30,

	2005	2004	2003

Balance sheet data:
Assets:
Current assets	$5,410	$6,616	$5,651
Non-current assets	475	468	517

Total assets	$5,885	$7,084	$6,168

Liabilities and membership interests:
Current liabilities	$5,078	$5,794	$4,990
Membership interests	807	1,290	1,178

Total liabilities and membership interests	$5,885	$7,084	$6,168

      The Company guarantees the long-term debt of Gameface up to $1.5 million. The Company has not recorded the fair value of the liability, if any, in accordance with FIN 45 (Note 2) because the guarantee was issued prior to December 31, 2002.
      The Company performs all selling, administrative, warehousing and shipping functions for Gameface. Gameface pays the Company 5% of its net sales for these services. 50% of the payment is a reduction to the Company’s selling expense and 50% is a component of non-operating income. The Company billed Gameface $677, $916 and $585 for these services in fiscal 2005, 2004 and 2003, respectively.
      Additionally, Gameface purchased $3,338, $3,742 and $1,609 of goods from Crosman in fiscal 2005, 2004 and 2003, respectively. As of June 30, 2005 and 2004, Gameface owes the Company $1,174 and $608, respectively, for product and services, which is included in current assets.

8.	Recapitalization
      On February 10, 2004, the Company entered into a series of financing transactions (the “Recapitalization”) resulting in the redemption and cancellation of 684,917 of the then outstanding 1,243,390 shares of common stock and all of the outstanding shares of the Series B convertible preferred stock (see Note 10). In addition the shareholders redeeming the shares (the “Sellers”) sold 518,219 shares of common stock to third party shareholders (the “Purchasers”). The Recapitalization was funded as follows:

Uses of Cash
Redemption of 684,917 of common stock, net of option exercise price and receipt of payment on note receivable to fund purchase of stock	$26,281
Redemption of 100% of the redeemable Series B preferred stock at full redemption value as of February 10, 2004 (see Note 10)	9,099
Prepayment Senior Term Debt (see Note 9)	6,508
Payment of Outstanding Revolving Line of Credit	121
Seller fees	1,693
Purchaser fees	2,418

$46,120

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

Sources of Cash
Senior Term Loan (see Note 9)	$27,000
Senior Subordinated Notes (see Note 9)	14,000
New borrowings under revolving line of credit (see Note 9)	5,120

$46,120

      Under the terms of a Stock Purchase and Redemption Agreement among the Sellers, Purchaser and the Company, the Company will pay to the Sellers a certain amount of the 2005 and 2006 earnings before interest, depreciation, taxes, amortization, transaction related expenses and management fees (“Adjusted EBITDA” as defined) that exceeds $14,000. The Adjusted EBITDA is limited to the business as it existed on February 10, 2004. No payment is due to the Sellers for 2005 because the 2005 Adjusted EBITDA did not exceed the baseline amount.
      The Company incurred $4,111 of expenses that were paid upon the closing of the recapitalization and an additional $323 that were paid subsequent to the closing. Of the total $4,434 expenses incurred, $2,497 for expenses and fees are classified separately as a non-operating expenses, $1,272 of fees incurred in connection with debt financing are capitalized and amortized over the life of the related debt instruments (see Note 6) and $665 of expenses are a component of goodwill.

9.	Long-Term Debt
      Long-term debt consists of the following at June 30:

	Successor

	June 30,

	2005	2004

Collateralized:
Term Loan Facility	$23,917	$26,250
Senior Subordinated Notes	14,000	14,000

	37,917	40,250
Less: Current portion	(2,583)	(2,333)

	$35,334	$37,917

Notes payable under revolving line of credit	$10,385	$7,138

Senior Credit Facility
      In connection with the Recapitalization (Note 8), on February 10, 2004, the Company repaid all outstanding amounts on the then existing revolving credit facility and senior term notes and amended and restated its senior credit facility with M&T Bank. The amended facility provides for total borrowings of $40,000 and consists of a term loan for $27,000 (the “Term Loan”) and a $18,000 revolving credit facility (the “Revolver”).
      The Term Loan in the original amount of $27,000, is payable in monthly installments of (i) $188 through and including February 1, 2005, (ii) $208 commencing on March 1, 2005 and continuing through and including February 1, 2006, (iii) $250 commencing on March 1, 2006 and continuing through and including February 1, 2007, (iv) $271 commencing on March 1, 2007 and continuing through and including February 1, 2008, and (v) $333 commencing on March 1, 2008 and continuing thereafter. All

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

remaining outstanding principal and interest under the Term Loan will be due and payable in full on December 31, 2008. The interest on the Term Loan floats based upon the ratio of total debt to earnings before interest, taxes, depreciation and amortization and recapitalization expenses (EBITDA as defined). The Term Loan currently bears interest at the Company’s option of the bank’s prime rate + 1.25% or LIBOR + 3.75% subject to certain restrictions within the loan agreement. Additional principal payments are contingently payable based on the Company’s future excess cash flows and certain asset sales as defined in the agreement.
      The notes payable under the Revolver are used primarily to fund the Company’s working capital requirements. Maximum available credit is the lesser of $18,000 or a borrowing base computed on a percentage of eligible account receivables and inventories. The interest on the notes payable floats based upon the ratio of total debt to EBITDA. The notes payable currently bear interest at the Company’s option of the bank’s prime rate + 1.0% or LIBOR + 3.50% subject to certain restrictions within the loan agreement. The outstanding principal balance is due and payable on December 31, 2008. As of June 30, 2005 the Company has available borrowings of $3,224.
      The senior credit facility is collateralized by substantially all of the assets of the Company. The senior credit facility contains a subjective acceleration (i.e. material adverse effect) clause, but does not require the remittance of receipts into an M&T lockbox. Management has no reason to believe the subjective acceleration clause will be exercised in 2006 and therefore, only the minimum principal payments are classified as current liabilities.

Senior Subordinated Notes
      In connection with the Recapitalization (Note 8), on February 10, 2004, the Company issued $14 million of senior subordinated notes to a firm that owns 14% of the Company’s outstanding common stock. The senior subordinated notes are due on February 10, 2010 and bear interest at 16.5%. Interest is payable monthly at 12%. The remaining 4.5% is payable on February 10, 2009 (the “Deferred Interest”). The Deferred Interest accrues interest at 16.5% and is compounded monthly. The Company is subject to certain prepayment penalties if any portion of the $14 million principal is prepaid prior to February 10, 2006. The Company may prepay the Deferred Interest at anytime without penalty.
      The senior credit facility and senior subordinated notes contain restrictive covenants, the more significant of which relate to fixed charge ratio, debt ratios, current ratio and capital expenditures, and restriction of dividends. The Company is in compliance with its covenants.

Subsequent Event Refinancing
      On August 4, 2005, the Company refinanced its Senior Credit Facility. Under the terms of the new facility, the then outstanding balance of $23,708 under the Term Loan was paid in full and a new term loan was issued (the “New Term Loan”). The New Term Loan is in the original amount of $26 million and is due on December 31, 2008. The New Term Loan is payable in monthly installments of $217 for each of the first twenty-four monthly installments and $271 for each of the next succeeding monthly payments through the due date. The interest on the Term Loan floats based upon the ratio of total debt to earnings before interest, taxes, deprecation and amortization and recapitalization expenses (EBITDA as defined). The Term Loan currently bears interest at the Company’s option of the bank’s prime rate + 1.25% or LIBOR + 3.75% subject to certain restrictions within the loan agreement. Additional principal payments are contingently payable based on the Company’s future excess cash flows and certain asset sales as defined in the agreement.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

      The net proceeds from the above were used to pay, transaction expenses of the failed offering, and to reduce the borrowings under the Revolver.

Long-Term Debt — Five Year Repayment Schedule (excluding the Revolver)
      The aggregate minimum annual principal payments reflective of the amended and restated credit facility and the senior subordinated notes as of June 30, 2005, excluding the revolving line are as follows:

2006	$2,583
2007	2,600
2008	3,142
2009	15,592
2010	14,000

$37,917

	Successor		Predecessor

		February 10,	July 1,
		2004	2003
	Year Ended	through	through	Year Ended
	June 30,	June 30,	February 9,	June 30,
	2005	2004	2004	2003

Interest expense components are
Interest expense	$3,984	$1,341	$402	$1,257
Amortization of discount	—	—	—	35
Write-off of unamortized discount costs	—	—	—	595
Interest deferred on senior subordinated notes	654	247	—	91

	$4,638	$1,588	$402	$1,978

Cash paid for interest	$4,016	$524	$1,148	$2,666
Effective interest rate on all debt	9.0%	7.6%	7.6%	12.6%

10.	Shareholders’ Equity
      In connection with the Recapitalization (Note 8), all 60,000 shares the Series B redeemable preferred stock that was then authorized issued and outstanding was redeemed for redemption value and subsequently cancelled. The Series B redeemable preferred stock was 6%, mandatorily redeemable cumulative preferred stock and was stated at redemption value. These shares had no voting rights. Dividends were calculated based on the redemption price of the stock. The redemption price was equal to $100 per share plus any unpaid dividends (whether or not declared).

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

11.	Income Taxes
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Successor

	June 30,

	2005	2004

Current deferred tax assets/(liabilities)
Accounts receivable	$185	$252
Inventory	268	222
Workers’ compensation	—	113
Warranty and product liability	413	159
Tax credits	180	250
Other	58	(53)

Total net current deferred tax assets	1,104	943

Long-term deferred tax assets/(liabilities)
Supplemental retirement	217	203
Property, plant and equipment	(1,894)	(2,042)
Intangible assets	(995)	(1,113)
Tax credits	293	126
Goodwill	(1,130)	(1,130)
Other	—	5

Total net long-term deferred tax liabilities	(3,509)	(3,951)

Net deferred tax liability	$(2,405)	$(3,008)

      Income tax expense (benefit) consists of the following:

	Successor		Predecessor

		February 10,	July 1,
		2004	2003
	Year Ended	through	through	Year Ended
	June 30,	June 30,	February 9,	June 30,
	2005	2004	2004	2003

Current:
Federal	$602	$508	$1,290	$1,200
State	96	6	120	91
Deferred income tax	(586)	(51)	414	831

	$112	$463	$1,824	$2,122

      The Company paid income taxes of $636, $2,468 and $1,683 for the years ended June 30, 2005, 2004 and 2003, respectively.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

Rate Reconciliation
      A reconciliation of the statutory federal income tax rate to the effective rates for the periods ended:

	Successor				Predecessor

			February 10,		July 1,
	Year Ended		2004		2003		Year Ended
	June 30,		through June 30,		through February 9,		June 30,
	2005		2004		2004		2003

Statutory federal income tax rate	$204	34.0%	$433	34.0%	$1,687	34.0%	$1,875	34.0%
State taxes, net of federal benefit	23	3.8%	48	3.80%	189	3.8%	221	4.0%
Investment tax credits	(84)	(14.0)%	(28)	(2.2)%	(103)	(2.0)%	(17)	(0.3)%
Non taxable (income) expenses, net	(4)	(0.7)%	7	0.6%	(11)	(0.2)%	(10)	0.2%
Adjustment to prior year taxes	(34)	(5.6)%	4	0.3%	9	0.2%	(5)	(0.1)%
Miscellaneous	7	1.1%	(1)	(0.1)%	53	1.0%	58	1.1%

	$112	18.7%	$463	36.4%	$1,824	36.8%	$2,122	38.5%

      The Company’s 2005 effective tax rate of 18.7% is less than the combined federal and state combined rate primarily because the Company earned certain investment tax credits that the Company expects will offset future income tax payments.
      The Company has certain tax credits that expire in various increments from 2014 to 2020. Realization of the deferred income tax assets relating to these tax credits is dependent on generating sufficient taxable income prior to the expiration of the credits. Based upon results of operations, management believes it is more likely than not the Company will generate sufficient future taxable income to realize the benefit of the tax credits and existing temporary differences, although there can be no assurance of this.

12.	Leases
      The Company leases certain of its equipment utilized in its regular operations. Some of the leases contain renewal clauses to extend the term of the lease. None of the lease agreements contain acceleration clauses. Minimum rent commitments under capital and non-cancelable operating leases at June 30, 2005 are as follows:

Years Ending	Capital	Operating

2006	$84	$74
2007	58	55
2008	49	55
2009	29	36
2010	18	—

Total minimum lease payments	238	220
Less: Amount representing interest	(34)

Total obligations under capital lease	204
Less: Current portion	(69)

Long-term obligations under capital lease	$135

      Rent expense for operating leases total $252, $292 and $353 for the years ended June 30, 2005, 2004 and 2003, respectively.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

13.	Stock Based Plans

A) Director Stock Option Plan
      The Company adopted a Director Stock Option Plan on January 1, 1998 for non-employee directors (the “Director Plan”). The Director Plan allowed for the granting of non-qualified stock options, stock appreciation rights and incentive stock options. The Company was authorized to grant options for up to 30,000 shares for non-employee directors. Options vest after one year and are exercisable over 10 years. The exercise price of the options was the estimated fair market value of the stock on the date of grant. In connection with the Recapitalization (Note 8), all options became exercisable and were exercised. The plan was terminated by the Board of Directors on September 29, 2005; there were no options granted through the period of termination.
      A summary of all option activity in the Director Plan for the years ended June 30, 2005, 2004 and 2003 is as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Outstanding at June 30, 2003	15,667	$6.76
Granted in period July 1, 2003 through February 9, 2004	3,000	21.31
Exercised in period July 1, 2003 through February 9, 2004	(18,667)	9.10

Outstanding at February 9, 2004	—	$—

Outstanding at June 30, 2004	—	$—

Outstanding at June 30, 2005	—	$—

B) Stock Incentive Plan
      In 2002, the Company adopted the Stock Incentive Plan for officers and certain other Company employees and subsequently amended it in 2003. The Stock Incentive Plan allowed for the purchases of common stock, granting of non-qualified stock options, stock appreciation rights and other stock-based awards as described by the Stock Incentive Plan. The Company reserved 73,748 shares of common stock for issuance under the Stock Incentive Plan. Stock ownership costs were amortized, based upon the estimated life of ownership, subject to certain provision within the individual stock purchase agreements. There were 11,576 shares available for future grants and no outstanding awards at June 30, 2005.

Stock Purchases
      In 2002 the Company accepted a note receivable for $505 that was amended and restated in 2004 to represent payment for the issuance of 17,494 of its common stock. The note bears interest at 7% and interest is payable on the maturity date. The note is due April 23, 2012 and is subject to mandatory prepayment provisions if certain conditions are met.
      In 2003, the Company accepted notes totaling $267 in connection with the issuance of 24,897 of its common stock. The notes were paid in full in connection with the Recapitalization (Note 8). The interest rate on the notes was 5%.
      In 2004, the Company accepted notes totaling $450 in connection with the issuance of 11,592 shares of its common stock. The notes bear interest at 6% and interest is payable on the maturity date. The notes are due April 23, 2011 and are subject to mandatory prepayment provisions if certain conditions are met.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

      The Company has classified all of the notes as a reduction of additional paid-in capital on the balance sheet.

Stock Options
      On February 10, 2004 the Company granted options to purchase 30,000 shares of its common stock that vest over the time period and exercise prices as described below:

		Weighted Average
	Number	Minimum
	of Shares	Exercise Price

Date of Vesting
February 10, 2005	6,000	$73.00
February 10, 2006	6,000	99.67
February 10, 2007	6,000	140.33
February 10, 2008	6,000	194.67
February 10, 2009	6,000	270.37

	30,000	$155.61

      If the options are not exercised within a year of the date of vesting, the exercise price will increase to the next year’s weighted average minimum exercise price. The exercise price of the stock options exceeded the Company’s estimate of fair value market on the date of grant.
      Previously, the Company elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”) and related interpretations in accounting for the stock options granted under the Plan. Under APB No. 25, because the exercise price of the Company’s stock options approximates or exceeds the fair value of the underlying stock on the date of the grant, no compensation expense has been recognized. Under Statement of Financial Accounting Standard No. 123, rights to acquire company stock are to be valued under the fair value method and the proforma effect of such value on reported earnings per share are to be disclosed in the notes to the financial statements. As the fair value of these rights is not material, proforma and related disclosures are not presented. There were no options exercised in 2005. The Company recognized $342 of compensation expense in connection with the exercise of options in 2004.

14.	Commitment and Contingencies
      From time to time the Company defends product liability lawsuits involving accidents and other claims related to its business operations. The Company views these actions, and related expenses of administration, litigation and insurance, as part of the ordinary course of its business. The Company has a policy of aggressively defending product liability lawsuits, which generally take several years to ultimately resolve. A combination of self-insured retention and insurance is used to manage these risks and management believes that the insurance coverage and reserves established for self-insured risks are adequate. Management has determined that there is a probable likelihood that one case will be resolved at a cost of approximately $600 and has a reserve of $600 as of June 30, 2005. The Company is currently defending an additional 5 lawsuits and is the subject of 23 claims. The effect of these lawsuits and claims on future results of operations, if any, cannot be predicted. The Company incurred $1,584, $471 and $488 of expenses related to product liability cases for years ended June 30, 2005, 2004 and 2003, respectively.
      The Company has signed consent orders with the New York State Department of Environmental Conservation (“DEC”) to investigate and remediate soil and groundwater contamination at its primary facility. Pursuant to a contractual indemnity and related agreements, the costs of investigation and

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

remediation have been paid by a successor to the prior owner and operator of the facility, which also has signed the consent orders with the DEC. In 2002, upon an increase noted in certain contamination levels, the DEC indicated that additional remediation of groundwater may be required. Both the Company and the prior owner and operator have disputed the need for additional remediation and are pursuing alternate avenues for resolving site issues with the DEC, including monitored natural attenuation of the contaminants. The Company believes the prior owner and operator is contractually obligated to pay any additional costs for resolving site remediation issues with the DEC and the prior owner and operator will continue to honor its commitments resulting in no losses to the Company and accordingly no accrual has been made for this matter. However, there can be no assurance the prior owner and operator will continue to pay future site remediation costs, which could be up to $750 in total over the next 10 years if the DEC requires additional groundwater remediation. Subsequent to 2002, contamination levels returned to normalized levels and the DEC has not pursued any further action.
      The Company is also subject to potential liability for investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that it owns and operates and at other properties where the Company or its predecessors have operated or arranged for the disposal of hazardous substances. In accordance with the provisions of Statement of Accounting Standards No. 5 and AICPA Statement of Position 96-1 the Company has not accrued for any losses in these cases. There exists, however a reasonable possibility that the Company will incur up to $1.2 million of clean-up costs associated with these sites over the next 10 years.

15.	Employee Retirement Plan
      The Company has a contributory profit sharing retirement 401(k) plan for substantially all of its hourly and salaried employees. Participants can contribute up to a maximum of 15% of eligible wages and the Company will make matching contributions based upon a percentage of participant contributions. Profit sharing contribution expense was $257, $254, and $203 for the years ended June 30, 2005, 2004 and 2003, respectively. A participant is immediately vested in his or her own contribution and vests at the rate of 25% per year in the matching contribution.
      The Company has a supplemental retirement agreement covering a former key employee, which provides for stipulated annual payments. The present value of these retirement payments at June 30, 2005 and 2004 are $523 and $534, respectively. The amount has been accrued pursuant to the agreement’s vesting provisions and is included in other long-term liabilities.

16.	Concentration of Sales and Credit Risk
      For the years ended June 30, 2005 and 2004, one major customer accounted for 36% and 41%, respectively, of the Company’s sales. At June 30, 2005 and 2004, this major customer accounted for 43% and 32% of the Company’s accounts receivable.
      For the year ended June 30, 2003, two major customers accounted for 43% and 8% of the Company’s sales. At June 30, 2003, these two major customers accounted for 37% and 5% of the Company’s accounts receivable.

17.	Related Party Transactions
      In addition to the transactions described in Notes 7 and 8, in 2004 the Company paid $580 in management consulting costs, incurred concurrent with the Recapitalization (Note 8), to a company affiliated with the majority shareholder. In addition, the Company incurred expenses of $580 and $242 for management consulting services to the same company in 2005 and 2004, respectively.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

      The Company will continue to pay $580 per year, subject to certain limitations imposed under its lending agreements and continued ownership by the majority shareholder. Other than for the cost of providing services under the management services agreement, which are included in the management fee, the affiliated entity has not paid any obligations nor incurred any expenses on behalf of the Company.

18.	Warrants for Common Stock
      In connection with the Recapitalization (Note 8) the Company issued warrants for shares of its common stock for $38.50 per share. The warrants are only exercisable if a contingent payment is due to the Sellers and the Company is not or will not be in compliance with its financial covenants under its lending arrangements (Note 9). In that case, the warrant holders will be required to make the contingent payment directly to the sellers. The number of shares issuable under the warrants will be equal to the contingent payment made by the warrant holder divided by the warrant price. Management believes that the likelihood of the warrants being exercised is remote because the contingent payments are based on EBITDA growth by the Company which management believes would result in the Company meeting its financial covenants. In this case, the warrants would not be exercisable. Accordingly, the value of the warrants is estimated to be de minimus.

19.	Segment Reporting
      As discussed in Note 1, the Company manufactures air guns, paintball markers, ammunition, accessories and slingshots, and distributes paintballs, under one operating segment, selling to retailers, mass merchandisers, and distributors. Its products primarily include air rifles, air pistols, soft air, and related consumables. The Company can serve as a single source of supply for its customers’ related requirements. Net sales by product line are as follows:

	Successor		Predecessor

		February 10,	July 1,
		2004	2003
	Year ended	through	through	Year ended
	June 30,	June 30,	February 9,	June 30,
	2005	2004	2004	2003

Air rifles	$24,072	$8,829	$16,785	$24,720
Air pistols	11,817	5,004	8,288	10,890
Soft air	15,626	3,221	2,578	1,099
Related consumables	16,947	7,180	9,971	15,148
Other	1,598	622	1,148	1,476

	$70,060	$24,856	$38,770	$53,333

      The Company’s sales are primarily in the United States, which represent approximately 87%, 88% and 87% of its net sales for the year ended June 30, 2005, 2004 and 2003, respectively.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts)

20.	Acquisition Adjustment
      The recapitalization was accounted for under the purchase method of accounting. The purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair value as follows:

Successor

February 10,
2004

Allocated to assets and liabilities:
Cash	$19
Accounts receivable	8,449
Inventory	8,386
Other current assets	2,223
Investment in equity investee	800
Property, plant and equipment, net	10,419
Liabilities assumed	(8,980)
Intangible assets acquired:
Trademarks	9,800
Developed Technology	900
License and distribution agreements	2,400
Goodwill	30,286

Total purchase price	$64,702

      The fair value of intangible assets, property, plant and equipment and the investment in equity investee was determined by the Company based in part on a recommendation by an independent appraiser. The definite lived intangibles are being amortized over their estimated useful lives. Detail of the amortization of the Company’s intangible assets is included in Note 6.

Crosman Acquisition Corporation and Subsidiaries
Index to Consolidated Financial Statements

Financial Statements

Crosman Acquisition Corporation and Subsidiaries
Consolidated Balance Sheet
(Dollars are in thousands except share related amounts)

January 1,
2006

(Unaudited)
Assets
Current assets
Cash	$796
Accounts receivable, net	19,794
Inventories, net	12,316
Other current assets	2,302
Deferred taxes	1,262

Total current assets	36,470
Property, plant and equipment, net	10,069
Investment in equity investee	520
Goodwill	30,951
Intangible and other assets, net	13,585

Total assets	$91,595

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt	$4,100
Current portion of capitalized lease obligations	64
Accounts payable	5,863
Accrued expenses	3,355
Income taxes payable	1,216

Total current liabilities	14,598
Long-term debt, net of current portion	35,033
Revolving line of credit	11,329
Capitalized lease obligations, net of current portion	107
Deferred interest	1,243
Deferred taxes	3,522
Other liabilities	585

Total liabilities	66,417

Commitments and contingencies (Note 11)
Shareholders’ equity
Common stock — $.01 par value, authorized 1,500,000 shares; Issued and outstanding 577,232 and 573,408 shares	6
Additional paid-in capital	22,270
Shareholders’ notes receivable	(1,218)
Retained earnings	4,120

Total shareholders’ equity	25,178

Total liabilities and shareholders’ equity	$91,595

The accompanying notes are an integral part of the consolidated financial statements.

Crosman Acquisition Corporation and Subsidiaries
Consolidated Statements of Income
(Dollars are in thousands)

	Six Months Ended

	January 1,	December 26,
	2006	2004

	(Unaudited)	(Unaudited)
Net sales	$45,223	$38,234
Cost of sales	32,916	26,471

Gross profit	12,307	11,763
Selling, general and administrative expenses	4,896	5,393
Amortization of intangible assets	367	310

Operating income	7,044	6,060
Interest expense	2,695	2,236
Foregone offering costs	—	161
Equity in losses of investee	24	132
Other (income)/expense, net	(217)	(225)

Income before income taxes	4,542	3,756
Income tax expense	1,721	1,407

Net income	$2,821	$2,349

The accompanying notes are an integral part of the consolidated financial statements.

Crosman Acquisition Corporation and Subsidiaries
Consolidated Statements of Shareholders’ Equity
(Dollars are in thousands) (Unaudited)

			Capital in	Shareholders’		Total
	Preferred	Common	Excess of	Notes	Retained	Shareholders’
	Stock	Stock	Par Value	Receivable	Earnings	Equity

Balance at June 30, 2004	$—	$6	$22,083	$(973)	$810	$21,926
Redemption of stock	—	—	(7)	—	—	(7)
Interest on notes	—	—	—	(32)	—	(32)
Net income	—	—	—	—	2,349	2,349

Balance at December 26, 2004	$—	$6	$22,076	$(1,005)	$3,159	$24,236

Balance at June 30, 2005	$—	$6	$22,076	$(1,035)	$1,299	$22,346
Redemption of stock	—	—	(6)	—	—	(6)
Issuance of stock	—	—	200	(150)	—	50
Interest on notes	—	—	—	(33)	—	(33)
Net income	—	—	—	—	2,821	2,821

Balance at January 1, 2006	$—	$6	$22,270	$(1,218)	$4,120	$25,178

The accompanying notes are an integral part of the consolidated financial statements.

Crosman Acquisition Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars are in thousands)

	Six Months Ended

	January 1,	December 26,
	2006	2004

	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income	$2,821	$2,349
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	1,485	1,379
Deferred income taxes	(143)	(83)
Loss from equity investment	24	132
Loss on sale of property, plant and equipment	2	13
Interest deferred on senior subordinated notes	342	326
Changes in operating assets and liabilities
Increase in accounts receivable	(6,047)	(5,639)
Increase in inventories	(1,256)	(6,225)
Increase in other current assets	(496)	(1,094)
Decrease in refundable income taxes/income taxes payable	1,348	873
Increase in accounts payable and accrued expenses	2,585	1,855
Decrease in accrued interest and other liabilities	(18)	(19)

Net cash provided by (used in) operating activities	647	(6,133)

Cash flows from investing activities
Capital expenditures	(677)	(944)

Net cash used in investing activities	(677)	(944)

Cash flows from financing activities
Proceeds from revolving credit facility	54,193	47,809
Repayments under revolving credit facility	(53,249)	(39,257)
Proceeds from issuance of long-term debt	26,000	—
Principal payments and retirement of long-term obligations	(24,817)	(1,160)
Financing costs associated with issuance of debt	(402)	(40)
Failed offering costs	(1,716)	—
Redemption of common stock	(6)	(6)
Issuance of common stock	50	—

Net cash provided by financing activities	53	7,346

Net increase cash and cash equivalents	23	269
Cash at beginning of year	773	204

Cash at end of year	$796	$473

The accompanying notes are an integral part of the consolidated financial statements.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars are in thousands except share related amounts) (Unaudited)

1.	Organization and Nature of Operations
      Crosman Acquisition Corporation and Subsidiaries (the “Company”) manufactures airguns, paintball markers, ammunition, accessories and slingshots. They sell primarily to retailers, mass merchandisers, and distributors. The Company has a 50% ownership interest in Diablo Marketing, LLC, d/b/a as Gameface Paintball.

2.	Significant Accounting Policies

Revenue Recognition
      The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement and the product has been shipped to the customer, the sales price is fixed or determinable, and collectibility is reasonable assured. The Company reduces revenue for estimated customer returns and other allowances.
      The Company records accruals for cooperative charges and sales rebates to distributors at the time of shipment based upon historical experience. Changes in such allowances may be required if future rebates differ from historical experience.
      In accordance with Emerging Issues Task Force (EITF) Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, shipping and handling costs billed to customers are included in sales and the related costs are included in cost of sales in the Consolidated Statements of Income.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions are eliminated in consolidation. Investments in which the Company has a 20 to 50 percent ownership interest are accounted for on the equity method.

Accounts Receivable
      Accounts receivable are shown net of allowances for doubtful accounts, returns, allowances and discounts, which approximated $1,843 (unaudited), as of January 1, 2006. Receivables are charged against reserves when claims are paid or when they are deemed uncollectible, as appropriate for the circumstance. The Company generally extends credit to its customers for a period of zero to sixty days without any charge for interest.

Inventories
      Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. The Company writes down its inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Property, Plant and Equipment
      Property, plant and equipment, tooling costs, company-owned molds capitalized, and software are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 25 years. When assets are retired or sold the cost and related accumulated

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

depreciation is removed from the accounts with any resulting gain or loss reflected in other operating income and expense.

Long-Lived Assets
      Impairment of long-lived assets is reviewed whenever events or changes in circumstances indicate the carrying amounts of long-lived assets may not be fully recoverable. Impairment would be measured by comparing the carrying value of the long-lived asset to its estimated fair value.

Goodwill
      The Company reviews goodwill annually for impairment, and whenever events or changes in circumstances indicate the carrying amount of this asset may not be recoverable. Goodwill is tested using a two-step process. The first step is to identify any potential impairment by comparing the carrying value of the Company to its fair value. If a potential impairment is identified, the second step is to compare the implied fair value of goodwill with its carrying amount to measure the impairment loss. A severe decline in fair value could result in an impairment charge to goodwill, which could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company tested its goodwill in its fourth fiscal quarter and deemed the goodwill not impaired. In addition to not having any impairment losses, the Company did not acquire or write off any goodwill during the year. Goodwill is not subject to amortization.

Advertising Costs
      All advertising costs are expensed in operations as incurred, or recorded as a reduction of net sales in the case of cooperative charges. Cooperative charges and advertising costs are $765 (unaudited) and $3 (unaudited); and $646 (unaudited) and zero (unaudited), for the six-month periods ended January 1, 2006 and December 26, 2004, respectively.

Self-Insurance
      The Company is generally self-insured for product liability. The Company maintains stop loss coverage for both individual and aggregate claim amounts. Losses are accrued based upon the Company’s estimates of the aggregate liability for claims based on a specific claim review and Company experience.
      Through September 2003, the Company was self-insured for workers compensation. Losses are accrued based upon estimates of aggregate liability of claims based on specific claim reviews and actuarial methods used to measure estimates. Beginning in October 2003, the Company’s insurance covers losses in excess of a specified amount. Management believes insurance coverage is adequate to cover these losses.

Guarantees
      In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. FIN 45 requires additional disclosures to be made by the Company and requires the Company to record a liability for any obligations guaranteed by the Company that have been issued or modified after December 31, 2002 by the Company (Notes 4 and 7).

New Accounting Pronouncement
      In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities — an interpretation of ARB No. 51. FIN 46 addresses the consolidation of variable interest entities that have either of the following characteristics: (a) equity investment at risk is not sufficient to permit the entity to finance its activities without

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity and/or (b) the equity investors lack one or more of the following essential characteristics of a controlling financial interest: (1) direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights, (2) obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities and (3) right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses. FIN 46 is applicable for all variable interest entities created after January 31, 2003 and for entities in existence prior to this date. In December of 2003 FIN 46R was issued deferring the implementation date of this pronouncement until the end of the first interim or annual reporting period ending after March 15, 2004. The Company has adopted FIN 46R for the fiscal period ending June 30, 2004, but it does not have any impact on the Company.

Stock Based Compensation
      In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123R (SFAS 123R), “Share-Based Payment.” SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS 123R, only certain proforma disclosures of fair value were required. The Company has adopted the provisions of SFAS 123R on a modified prospective basis, effective for the first quarter of fiscal 2006.

Income Taxes
      Income taxes have been computed utilizing the asset and liability approach. Deferred income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are determined by using tax rates expected to be in effect when the taxes will actually be paid or refunds received. A valuation allowance is recorded when the expected recognition of a deferred tax asset is not considered to be more likely than not. The recorded deferred income tax liability results from a difference between the book and tax basis of certain assets and liabilities.

Recapitalization
      On February 10, 2004, the Company entered into a series of financing transactions (the “Recapitalization”) resulting in the redemption and cancellation of 684,917 of the then outstanding 1,243,390 shares of common stock and all of the outstanding shares of the Series B convertible preferred stock. In addition the shareholders redeeming the shares (the “Sellers”) sold 518,219 shares of common stock to third party shareholders (the “Purchasers”).
      Under the terms of a Stock Purchase and Redemption Agreement among the Sellers, Purchaser and the Company, the Company will pay to the Sellers a certain amount of the 2005 and 2006 earnings before interest, depreciation, taxes, amortization, transaction related expenses and management fees (“Adjusted EBITDA” as defined) that exceeds $14,000. The Adjusted EBITDA is limited to the business as it existed on February 10, 2004. No payment was due to the Sellers for 2005 because the 2005 Adjusted EBITDA did not exceed the baseline amount.

Interim Financial Statements
      The financial information presented as of January 1, 2006 and for the six months ended January 1, 2006 and December 26, 2004 has been prepared without audit and does not include all the information

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

and the footnotes required by accounting principles generally accepted in the United States for complete statements. In the opinion of management, all normal and recurring adjustments for a fair statement of such financial information have been made.

3.	Inventories
      The major components of inventories, net of reserves of $511 as of January 1, 2006, are as follows:

January 1,
2006

(Unaudited)
Raw materials	$3,160
Work-in-process	1,358
Finished goods	7,798

$12,316

4.	Warranty Reserve
      The Company generally warrants its airgun product for one year and its soft air products for 90 days. The warranty accrual is based on the prior nine months historical warranty activity and is included in accrued expenses. The activity in the product warranty reserve from July 1, 2005 through January 1, 2006 is as follows:

January 1,
2006

(Unaudited)
Balance at July 1	$461
Accruals for warranties issued during period	1,483
Settlements made during the period	(1,097)

$847

5.	Property, Plant and Equipment
      The major components of property, plant and equipment are as follows:

January 1,
2006

(Unaudited)
Land	$256
Building and improvements	2,349
Machinery and equipment	7,076
Furniture and fixtures	144
Computers and software	692
Tooling	3,220
Assets under capital lease	254
Construction-in-progress	181

14,172
Less: Accumulated depreciation	(4,103)

$10,069

      Depreciation expense amounted to $1,121 (unaudited), $1,069 (unaudited), for the six months ended January 1, 2006 and December 26, 2004, respectively.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

6.	Intangibles and Other Assets
      Intangible and other assets consist of the following:

January 1,
2006

(Unaudited)
Intangible assets subject to amortization:
Financing costs	$1,739
Developed Technology	900
License and distribution agreements	2,400

5,039
Less: Accumulated amortization	(1,254)

3,785
Intangible assets not subject to amortization, excluding goodwill:
Trademarks	9,800

Total intangibles and other assets, excluding goodwill, net	$13,585

      Developed technologies are amortized over 10 years. License and distribution agreements are amortized over the term of the related agreement. Financing costs, incurred in connection with obtaining long-term debt, are amortized over the term of the related debt. The Company utilizes the straight-line method for all amortization. Aggregate amortization expense for the six months ended January 1, 2006 and December 26, 2004 is $367 (unaudited) and $310 (unaudited), respectively. All current amortization is deductible for income tax purposes.

7.	Investment
      The Company has a 50% membership interest in Diablo Marketing, LLC, d/b/a Gameface Paintball (Gameface). Below is condensed financial information of Gameface as of and for:

	Six-Months Ended

	January 1,	December 26,
	2006	2004

	(Unaudited)	(Unaudited)
Summary of operations:
Revenues	$6,644	$5,841
Costs and expenses	6,693	6,105

Net loss	$(49)	$(264)

Company equity in net loss	$(24)	$(132)

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

January 1,
2006

(Unaudited)
Balance sheet data:
Assets:
Current assets	$4,711
Non-current assets	430

Total assets	$5,141

Liabilities and membership interests:
Current liabilities	$4,382
Membership interests	759

Total liabilities and membership interests	$5,141

      The Company guarantees the long-term debt of Gameface up to $1.5 million. The Company has not recorded the fair value of the liability, if any, in accordance with FIN 45 (Note 2) because the guarantee was issued prior to December 31, 2002.
      The Company performs all selling, administrative, warehousing and shipping functions for Gameface. Gameface pays the Company 5% of its net sales for these services. 50% of the payment is a reduction to the Company’s selling expense and 50% is a component of non-operating income. The Company billed Gameface $332 and $292 for these services for the six months ended January 1, 2006 and December 26, 2004, respectively.
      Additionally, Gameface purchased $1,659 and $1,681 of goods from Crosman for the six months ended January 1, 2006 and December 26, 2004, respectively. As of January 1, 2006, Gameface owes the Company $563, for product and services, which is included in current assets.

8.	Long-Term Debt
      At January 1, 2006 long-term debt consists of the following:

January 1,
2006

(Unaudited)
Collateralized:
Term Loan Facility	$25,133
Senior Subordinated Notes	14,000

39,133
Less: Current portion	(4,100)

$35,033

Notes payable under revolving line of credit	$11,329

Senior Credit Facility
      The Term Loan in the original amount of $26,000, is due on December 31, 2008. The New Term Loan is payable in monthly installments of $217 for each of the first twenty-four monthly installments and $271 for each of the next succeeding monthly payments through the due date. All remaining outstanding principal and interest under the Term Loan will be due and payable in full on the due date. The interest on the Term Loan floats based upon the ratio of total debt to earnings before interest, taxes, depreciation and amortization and recapitalization expenses (EBITDA as defined). The Term Loan currently bears interest at the Company’s option of the bank’s prime rate + 1.25% or LIBOR + 3.75% subject to certain

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

restrictions within the loan agreement. Additional principal payments are contingently payable based on the Company’s future excess cash flows and certain asset sales as defined in the agreement.
      The notes payable under the Revolver are used primarily to fund the Company’s working capital requirements. Maximum available credit is the lesser of $20,000 or a borrowing base computed on a percentage of eligible account receivables and inventories. The interest on the notes payable floats based upon the ratio of total debt to EBITDA. The notes payable currently bear interest at the Company’s option of the bank’s prime rate + 1.0% or LIBOR + 3.50% subject to certain restrictions within the loan agreement. The outstanding principal balance is due and payable on December 31, 2008. As of January 1, 2006 the Company has available borrowings of $9,074 (unaudited).
      The senior credit facility is collateralized by substantially all of the assets of the Company. The senior credit facility contains a subjective acceleration (i.e. material adverse effect) clause, but does not require the remittance of receipts into an M&T lockbox. Management has no reason to believe the subjective acceleration clause will be exercised within the next twelve months and therefore, only the minimum principal payments are classified as current liabilities.
Senior Subordinated Notes
      In connection with the Recapitalization (Note 2), on February 10, 2004, the Company issued $14 million of senior subordinated notes to a firm that owns 14% of the Company’s outstanding common stock. The senior subordinated notes are due on February 10, 2010 and bear interest at 16.5%. Interest is payable monthly at 12%. The remaining 4.5% is payable on February 10, 2009 (the “Deferred Interest”). The Deferred Interest accrues interest at 16.5% and is compounded monthly. The Company is subject to certain prepayment penalties if any portion of the $14 million principal is prepaid prior to February 10, 2006. The Company may prepay the Deferred Interest at anytime without penalty.
      The senior credit facility and senior subordinated notes contain restrictive covenants, the more significant of which relate to fixed charge ratio, debt ratios, current ratio and capital expenditures, and restriction of dividends. The Company is in compliance with its covenants.
Refinancing
      On August 4, 2005, the Company refinanced its Senior Credit Facility. Under the terms of the new facility, the then outstanding balance of $23,708 under the then outstanding Term Loan was paid in full and the current outstanding term loan was issued in the original amount of $26 million. The net proceeds from the above were used to pay, transaction expenses of the failed offering, and to reduce the borrowings under the Revolver.

	Six-Months Ended

	January 1,	December 26,
	2006	2004

	(Unaudited)	(Unaudited)
Interest expense components are
Interest expense	$2,354	$1,910
Interest deferred on senior subordinated notes	341	326

	$2,695	$2,236

Cash paid for interest	$2,341	$1,942
Effective interest rate on all debt	10.6%	8.6%

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

9.	Income Taxes
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

January 1,
2006

(Unaudited)
Current deferred tax assets/(liabilities)
Accounts receivable	$328
Inventory	326
Warranty and product liability	341
Tax credits	275
Other	(8)

Total net current deferred tax as sets	1,262

Long-term deferred tax assets/(liabilities)
Supplemental retirement	222
Property, plant and equipment	(1,698)
Intangible assets	(934)
Tax credits	18
Goodwill	(1,130)

Total net long-term deferred tax liabilities	(3,522)

Net deferred tax liability	$(2,260)

      Income tax expense (benefit) consists of the following:

	Six Months Ended

	January 1,	December 26,
	2006	2004

	(Unaudited)	(Unaudited)
Current:
Federal	$1,811	$1,445
State	53	44
Deferred income tax	(143)	(82)

	$1,721	$1,407

      The Company paid taxes net of refunds of $518, and $622 for the six months ended January 1, 2006 and December 26, 2004, respectively.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

Rate Reconciliation
      A reconciliation of the statutory federal income tax rate to the effective rates for the periods ended:

	Six-Months Ended

	January 1,		December 26,
	2006		2004

	(Unaudited)		(Unaudited)
Statutory federal income tax rate	$1,544	34.0%	$1,277	34.0%
State taxes, net of federal benefit	156	4.1%	156	4.1%
Investment tax credits	(19)	(0.4)%	(45)	(1.1)%
Non taxable (income) expenses, net	(11)	(0.2)%	7	0.2%
Miscellaneous	22	0.4%	12	0.3%

	$1,721	37.9%	$1,407	37.5%

      The Company has certain tax credits that expire in various increments from 2014 to 2021. Realization of the deferred income tax assets relating to these tax credits is dependent on generating sufficient taxable income prior to the expiration of the credits. Based upon results of operations, management believes it is more likely than not the Company will generate sufficient future taxable income to realize the benefit of the tax credits and existing temporary differences, although there can be no assurance of this.

10.	Stock Based Plans
A) Director Stock Option Plan
      The Company adopted a Director Stock Option Plan on January 1, 1998 for non-employee directors (the “Director Plan”). The Director Plan allowed for the granting of non-qualified stock options, stock appreciation rights and incentive stock options. The Company was authorized to grant options for up to 30,000 shares for non-employee directors. Options vested after one year and are exercisable over 10 years. The exercise price of the options was the estimated fair market value of the stock on the date of grant. In connection with the Recapitalization (Note 2), all options became exercisable and were exercised. The plan was terminated by the Board of Directors on September 29, 2005; there were no options granted through the period of termination.

B) Stock Incentive Plan
      In 2002, the Company adopted the Stock Incentive Plan for officers and certain other Company employees and subsequently amended it in 2003. The Stock Incentive Plan allowed for the purchases of common stock, granting of non-qualified stock options, stock appreciation rights and other stock-based awards as described by the Stock Incentive Plan. The Company reserved 73,748 shares of common stock for issuance under the Stock Incentive Plan. Stock ownership costs were amortized, based upon the estimated life of ownership, subject to certain provision within the individual stock purchase agreements. There were 7,624 shares available for future grants and no outstanding awards at January 1, 2006.
Stock Purchases
      In 2002 the Company accepted a note receivable for $505 that was amended and restated in 2004 to represent payment for the issuance of 17,494 of its common stock. The note bears interest at 7% and interest is payable on the maturity date. The note is due April 23, 2012 and is subject to mandatory prepayment provisions if certain conditions are met.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

      The Company has classified all of the notes as a reduction of additional paid-in capital on the balance sheet. In 2005, the Company accepted a note for $150 in connection with the issuance of 2,964 shares of its common stock. The notes bear interest at 6% and interest is payable on the maturity date. The notes are due April 23, 2011 and are subject to mandatory prepayment provisions if certain conditions are met.
      In 2003, the Company accepted notes totaling $267 in connection with the issuance of 24,897 of its common stock. The notes were paid in full in connection with the Recapitalization (Note 2). The interest rate on the notes was 5%.
      In 2004, the Company accepted notes totaling $450 in connection with the issuance of 11,592 shares of its common stock. The notes bear interest at 6% and interest is payable on the maturity date. The notes are due April 23, 2011 and are subject to mandatory prepayment provisions if certain conditions are met.
Stock Options
      On February 10, 2004 the Company granted options to purchase 30,000 shares of its common stock that vest over the time period and exercise prices as described below:

		Weighted
		Average
		Minimum
	Number of	Exercise
	Shares	Price

Date of Vesting
February 10, 2005	6,000	$73.00
February 10, 2006	6,000	99.67
February 10, 2007	6,000	140.33
February 10, 2008	6,000	194.67
February 10, 2009	6,000	270.37

	30,000	$155.61

      If the options are not exercised within a year of the date of vesting, the exercise price will increase to the next year’s weighted average minimum exercise price. The exercise price of the stock options exceeded the Company’s estimate of fair market value on the date of grant.
      Previously, the Company elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”) and related interpretations in accounting for the stock options granted under the Plan. Under APB No. 25, because the exercise price of the Company’s stock options approximates or exceeds the fair value of the underlying stock on the date of the grant, no compensation expense has been recognized. Under Statement of Financial Accounting Standard No. 123, rights to acquire company stock are to be valued under the fair value method and the proforma effect of such value on reported earnings per share are to be disclosed in the notes to the financial statements. As the fair value of these rights is not material, proforma and related disclosures are not presented. There were no options exercised in 2005 or the first six months of fiscal year 2006.

11.	Commitment and Contingencies
      From time to time the Company defends product liability lawsuits involving accidents and other claims related to its business operations. The Company views these actions, and related expenses of administration, litigation and insurance, as part of the ordinary course of its business. The Company has a policy of aggressively defending product liability lawsuits, which generally take several years to ultimately

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

resolve. A combination of self-insured retention and insurance is used to manage these risks and management believes that the insurance coverage and reserves established for self-insured risks are adequate. The Company is currently defending an additional 4 lawsuits and is the subject of 22 claims. The effect of these lawsuits and claims on future results of operations, if any, cannot be predicted. The Company incurred $176 and $769, of expenses related to product liability cases for the six months ended January 1, 2006 and December 26, 2004, respectively.
      The Company has signed consent orders with the New York State Department of Environmental Conservation (”DEC”) to investigate and remediate soil and groundwater contamination at its primary facility. Pursuant to a contractual indemnity and related agreements, the costs of investigation and remediation have been paid by a successor to the prior owner and operator of the facility, which also has signed the consent orders with the DEC. In 2002, upon an increase noted in certain contamination levels, the DEC indicated that additional remediation of groundwater may be required. Both the Company and the prior owner and operator have disputed the need for additional remediation and are pursuing alternate avenues for resolving site issues with the DEC, including monitored natural attenuation of the contaminants. Although the Company believes the prior owner and operator are contractually obligated to pay any additional costs for resolving site remediation issues with the DEC and the prior owner and operator will continue to honor its commitments resulting in no losses to the Company and accordingly no accrual has been made for this matter. However, there can be no assurance the prior owner and operator will continue to pay future site remediation costs, which could be up to $750 in total over the next 10 years if the DEC requires additional groundwater remediation. Subsequent to 2002, contamination levels returned to normalized levels and the DEC has not pursued any further action.
      The Company is also subject to potential liability for investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that it owns and operates and at other properties where the Company or its predecessors have operated or arranged for the disposal of hazardous substances. In accordance with the provisions of Statement of Accounting Standards No. 5 and AICPA Statement of Position 96-1 the Company has not accrued for any losses in these cases. There exists, however a reasonable possibility that the Company will incur up to $1.2 million of clean-up costs associated with these sites over the next 10 years.

12.	Employee Retirement Plan
      The Company has a contributory profit sharing retirement 401(k) plan for substantially all of its hourly and salaried employees. Participants can contribute up to a maximum of 15% of eligible wages and the Company will make matching contributions based upon a percentage of participant contributions. Profit sharing contribution expense was $125 and $148, for the six months ended January 1, 2006 and December 26, 2004, respectively. A participant is immediately vested in his or her own contribution and vests at the rate of 25% per year in the matching contribution.
      The Company has a supplemental retirement agreement covering a former key employee, which provides for stipulated annual payments. The present value of these retirement payments at January 1, 2006 is $518. The amount has been accrued pursuant to the agreement’s vesting provisions and is included in other long-term liabilities.

13.	Concentration of Sales and Credit Risk
      For the six months ended January 1, 2006 and December 26, 2004 one major customer accounted for 37% and 36%, respectively, of the Company’s sales. At January 1, 2006 and this major customer accounted for 46% of the Company’s accounts receivable.

Crosman Acquisition Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars are in thousands except share related amounts) (Unaudited)

14.	Related Party Transactions
      In addition to the transactions described in Notes 7 and 8, in 2004 the Company paid $580 in management consulting costs, incurred concurrent with the Recapitalization (Note 2), to a company affiliated with the majority shareholder.
      In the six months ended January 1, 2006 and December 26, 2004, the Company paid $290 to a company affiliated with the majority shareholder for management services.
      The Company will continue to pay $580 per year, subject to certain limitations imposed under its lending agreements and continued ownership by the majority shareholder. Other than for the cost of providing services under the management services agreement, which are included in the management fee, the affiliated entity has not paid any obligations nor incurred any expenses on behalf of the Company.

15.	Warrants for Common Stock
      In connection with the Recapitalization (Note 2) the Company issued warrants for shares of its common stock for $38.50 per share. The warrants are only exercisable if a contingent payment is due to the Sellers and the Company is not or will not be in compliance with its financial covenants under its lending arrangements (Note 8). In that case, the warrant holders will be required to make the contingent payment directly to the sellers. The number of shares issuable under the warrants will be equal to the contingent payment made by the warrant holder divided by the warrant price. Management believes that the likelihood of the warrants being exercised is remote because the contingent payments are based on EBITDA growth by the Company which management believes would result in the Company meeting its financial covenants. In this case, the warrants would not be exercisable. Accordingly, the value of the warrants is estimated to be de minimus.

16.	Segment Reporting
      As discussed in Note 1, the Company manufactures air guns, paintball markers, ammunition, accessories and slingshots, and distributes paintballs, under one operating segment, selling to retailers, mass merchandisers, and distributors. Its products primarily include air rifles, air pistols, soft air, and related consumables. The Company can serve as a single source of supply for its customers’ related requirements. Net sales by product line are as follows:

	Six Months Ended

	January 1,	December 26,
	2006	2004

	(Unaudited)	(Unaudited)
Air rifles	$14,271	$13,990
Air pistols	6,691	6,384
Soft air	15,412	8,446
Related consumables	8,210	8,566
Other	639	848

	$45,223	$38,234

      The Company’s sales are primarily in the United States which represent approximately 88% of its net sales for both the six-months ended January 1, 2006 and December 26, 2004.

Compass AC Holdings, Inc.
Index to Combined Financial Statements

Financial Statements

Page(s)

Report of independent registered public accounting firm	F-71
Independent auditors’ report	F-72
Consolidated and combined balance sheets as of December 31, 2005 and 2004	F-73
Consolidated and combined statements of operations for the periods ended December 31, 2005 and September 19, 2005 and for the years ended December 31, 2004 and 2003	F-74
Consolidated statement of stockholders’ equity for the period ended December 31, 2005	F-75
Combined statements of stockholders’ equity and members’ capital for the period ended September 19, 2005 and the years ended December 31, 2004 and 2003	F-76
Consolidated and combined statements of cash flows for the periods ended December 31, 2005 and September 19, 2005 and for the years ended December 31, 2004 and 2003	F-77
Notes to consolidated and combined financial statements	F-78–F-87

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Compass AC Holdings, Inc.
      We have audited the accompanying consolidated balance sheet of Compass AC Holdings, Inc. (The Company and Subsidiaries), as of December 31, 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from inception (September 20, 2005) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above presents fairly, in all material respects, the consolidated financial position of Compass AC Holdings, Inc., as of December 31, 2005, and the consolidated results of its operations and its cash flows for the period from inception (September 20, 2005) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
/s/ Grant Thornton LLP
Denver, Colorado
February 10, 2006

INDEPENDENT AUDITORS’ REPORT
Board of Directors
Advanced Circuits, Inc. and R.J.C.S., LLC
      We have audited the accompanying combined balance sheet of Advanced Circuits, Inc., and R.J.C.S., LLC, as of December 31, 2004 and the related combined statements of operations, stockholders’ equity and members’ capital, and cash flows for each of the two years in the period ended December 31, 2004 and 2003 and for the period from January 1, 2005 through September 19, 2005. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the combined financial statement based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the combined financial statements referred to above presents fairly, in all material respects, the financial position of Advanced Circuits, Inc., and R.J.C.S., LLC, as of December 31, 2004, and the results of its operations and its cash flows for each of the two years ended December 31, 2004 and 2003 and for the period from January 1, 2005 through September 19, 2005, in conformity with accounting principles generally accepted in the United States of America.
/s/ Bauerle and Company, P.C.
Denver, Colorado
January 27, 2006

Compass AC Holdings, Inc.
Advanced Circuits, Inc. and R.J.C.S., LLC
(Predecessor to Compass AC Holdings, Inc.)
Consolidated and Combined Balance Sheets
December 31, 2005 and 2004

	Consolidated
	Compass AC	Predecessor
	Holdings, Inc.	Combined
	2005	2004

Assets
Current Assets
Cash and Cash Equivalents	$1,602,329	$6,619,956
Accounts Receivable — Net of Allowance of $105,000 and $80,000 for 2005 and 2004, Respectively	2,847,087	2,582,185
Deferred Income Tax Asset	111,000	—
Inventory	328,316	309,402
Other Current Assets	131,174	52,500

Total Current Assets	5,019,906	9,564,043
Property and Equipment — Net	3,185,027	6,668,509
Other Assets
Other Assets	—	258,555
Note Receivable	—	297,500
Other Intangibles — Net	20,034,722	—
Debt Issuance Cost — Net of Accumulated
Amortization of $51,803	1,071,774	—
Goodwill	50,658,604	—

Total Other Assets	71,765,100	556,055

Total Assets	$79,970,033	$16,788,607

Liabilities, Stockholders’ Equity and Members’ Capital
Current Liabilities
Accounts Payable	$848,410	$1,237,578
Accrued Wages and Payroll Taxes	290,236	375,709
Current Portion of Notes Payable	3,875,000	380,000
Income Taxes Payable	863,000	—
Other Accrued Liabilities	711,157	385,734
Accrued Vacation	390,542	313,769
Accrued Bonuses	295,868	375,000
Due to Members	—	354,108

Total Current Liabilities	7,274,213	3,421,898

Long-Term Liabilities
Deferred Income Tax Liability	249,000	—
Other Long Term Liabilities	130,801	131,000
Notes Payable	45,687,500	2,786,667

Total Long-Term Liabilities	46,067,301	2,917,667

Total Liabilities	53,341,514	6,339,565
Stockholders’ Equity and Members’ Capital
Members’ Capital	—	2,601,676
Common Stock, $0.01 Par Value; 2,000,000	11,364	—
Shares Authorized; 1,136,364 Shares Issued and
Outstanding for December 31, 2005 and
No Par Value; 100,000 Shares Authorized; 27,000 Shares Issued and Outstanding for December 31, 2004
Additional Paid in Capital	28,397,736	25,200
Notes Receivable from Stockholders	(3,466,100)	—
Retained Earnings	1,685,519	7,822,166

Total Stockholders’ Equity and Members’ Capital	26,628,519	10,449,042

Total Liabilities, Stockholders’ Equity and Members’ Capital	$79,970,033	$16,788,607

The accompanying notes are an integral part of these consolidated and combined financial statements.

Compass AC Holdings, Inc.
Advanced Circuits, Inc. and R.J.C.S., LLC
(Predecessor to Compass AC Holdings, Inc.)
Consolidated and Combined
Statements of Operations and Comprehensive Income
Periods Ended December 31, 2005 and September 19, 2005,
and Years Ended December 31, 2004 and 2003

	Compass AC
	Holdings, Inc.	Predecessor
	Consolidated	Combined
	Sept. 20, 2005	Jan. 1, 2005	Predecessor	Predecessor
	through	through	Combined	Combined
	Dec. 31, 2005	Sept. 19, 2005	2004	2003

Net Sales	$12,243,134	$29,725,862	$36,642,080	$27,796,468
Cost of Sales	5,142,763	12,959,524	17,866,698	14,568,676

Gross Profit	7,100,371	16,766,338	18,775,382	13,227,792
Selling, General and Administrative Expenses	2,447,858	5,835,356	6,564,616	5,521,248
Amortization	717,081	—	—	—

Income from Operations	3,935,432	10,930,982	12,210,766	7,706,544
Other Income (Expense)
Interest Income	69,221	163,972	42,079	15,705
Other Income	—	—	82,331	15,313
Interest Expense	(1,318,134)	(172,656)	(241,903)	(203,585)

Income before Provision for Income Taxes	2,686,519	10,922,298	12,093,273	7,533,977
Provision for Income Taxes	1,001,000	—	—	—

Net Income	$1,685,519	$10,922,298	$12,093,273	$7,533,977

The accompanying notes are an integral part of these consolidated and combined financial statements.

Compass AC Holdings, Inc.
Consolidated Statement of Stockholders’ Equity
Period Ended December 31, 2005

	Common Stock		Additional			Total
			Paid-In	Stockholders’	Retained	Stockholders’
	Shares	Amount	Capital	Note Receivable	Earnings	Equity

Capital from Acquisition at September 20, 2005	1,000,000	$10,000	$24,990,000	$—	$—	$25,000,000
Issuance of Shares to Management	136,364	1,364	3,407,736	(3,409,100)	—	—
Net Income	—	—	—	—	1,685,519	1,685,519
Interest on Notes Receivable from Management	—	—	—	(57,000)	—	(57,000)

Balance at December 31, 2005	1,136,364	$11,364	$28,397,736	$(3,466,100)	$1,685,519	$26,628,519

The accompanying notes are an integral part of these consolidated and combined financial statements.

Compass AC Holdings, Inc.
Advanced Circuits, Inc. and R.J.C.S., LLC
(Predecessor to Compass AC Holdings, Inc.)
Combined Statements of Stockholders’ Equity and Members’ Capital
Period Ended September 19, 2005 and Years Ended December 31 2004 and 2003

	R.J.C.S.	Common Stock			Total
	Members’			Retained	Stockholders’
	Capital	Shares	Amount	Earnings	Equity

Predecessor Combined Balance at December 31, 2002	$1,043,763	27,000	$25,200	$2,721,916	$3,790,879
Net Income	973,204	—	—	6,560,773	7,533,977
Distributions	(284,292)	—	—	(4,541,327)	(4,825,619)

Predecessor Combined Balance at December 31, 2003	1,732,675	27,000	25,200	4,741,362	6,499,237
Net Income	869,001	—	—	11,224,272	12,093,273
Distributions	—	—	—	(8,143,468)	(8,143,468)

Predecessor Combined Balance at December 31, 2004	2,601,676	27,000	25,200	7,822,166	10,449,042
Net Income	625,243	—	—	10,297,055	10,922,298
Distributions	(1,077,610)	—	—	(15,962,692)	(17,040,302)

Predecessor Combined Balance at September 19, 2005	$2,149,309	27,000	$25,200	$2,156,529	$4,331,038

The accompanying notes are an integral part of these consolidated and combined financial statements.

Compass AC Holdings, Inc.
Advanced Circuits, Inc. And R.J.C.S., LLC
(Predecessor to Compass AC Holdings, Inc.)
Consolidated and Combined Statements of Cash Flows
Periods Ended December 31, 2005 and September 19, 2005,
and Years Ended December, 2004 and 2003

	Compass AC
	Holdings, Inc.	Predecessor
	Consolidated	Combined
	Sept. 20, 2005	Jan. 1, 2005	Predecessor	Predecessor
	through	through	Combined	Combined
	Dec. 31, 2005	Sept. 19, 2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$1,685,519	$10,922,298	$12,093,273	$7,533,977
Non-Cash Items Included in Net Income:
Depreciation	168,578	715,347	869,203	728,756
Amortization	717,081	—	—	—
Deferred Income Taxes	138,000	—	—	—
Compensation Cost For Put Options	130,801	—	—	—
(Increase) Decrease in Assets:
Accounts Receivable	(526,595)	261,693	(703,658)	(359,253)
Deposits	—	—	51,500	(51,500)
Prepaid Expenses	(18,310)	(112,864)	—	—
Inventory	(15,714)	(3,200)	(5,402)	(179,000)
Increase (Decrease) in Liabilities:
Accounts Payable	186,933	(576,101)	178,398	107,384
Other Accrued Liabilities	(69,951)	294,410	(89,538)	139,356
Accrued Wages and Payroll Taxes	(69,675)	(15,798)	(54,095)	165,704
Income Taxes Payable	863,000	—	—	—
Accrued Vacation	21,083	55,690	99,719	10,858
Accrued Bonuses	(40,545)	(38,587)	250,000	(75,000)

Net Cash Provided By Operating Activities	3,170,205	11,502,888	12,689,400	8,021,282

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from Sale and Leaseback of Building	5,000,000	—	—	—
Acquisition of Company, net of cash acquired of $167,984	(79,613,970)	—	—	—
Purchase of Property and Equipment	(109,605)	(1,075,229)	(816,339)	(2,087,420)
(Issuance) Repayment of Notes Receivable	—	350,000	(350,000)	—
(Increase) Decrease in Annuities and Cash Surrender Value — Life Insurance	—	223,555	(144,550)	(79,005)

Net Cash Used In Investing Activities	(74,723,575)	(501,674)	(1,310,889)	(2,166,425)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of Notes Payable	(937,500)	(285,000)	(756,191)	(1,272,445)
Capital from Acquisition	25,000,000	—	—	—
Issuance of Note Payable in Connection with Acquisition	50,500,000	—	—	—
Proceeds from Notes Payable	—	—	—	1,355,362
Note Payable Issuance Costs	(1,123,577)	—	—	—
Due to Members — Net	(226,224)	(127,884)	69,816	284,292
Interest on Notes Receivable from Stockholders	(57,000)	—	—	—
Distributions	—	(17,040,302)	(8,143,468)	(4,825,619)

Net Cash Provided By (Used In) Financing Activities	73,155,699	(17,453,186)	(8,829,843)	(4,458,410)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,602,329	(6,451,972)	2,548,668	1,396,447
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD/ YEAR	—	6,619,956	4,071,288	2,674,841

CASH AND CASH EQUIVALENTS AT END OF PERIOD/ YEAR	$1,602,329	$167,984	$6,619,956	$4,071,288

SUPPLEMENTAL DISCLOSURES:
Interest Paid	$1,312,394	$163,997	$241,903	$203,585

The accompanying notes are an integral part of these consolidated and combined financial statements.

Compass AC Holdings, Inc.
Advanced Circuits, Inc. and R.J.C.S., LLC
(Predecessor to Compass AC Holdings, Inc.)
Notes to Consolidated and Combined Financial Statements
December 31, 2005, 2004 and 2003

1.	Basis of Presentation
      On September 20, 2005, a group of unaffiliated investors and certain members of senior management formed Compass AC Holdings, Inc. (“Compass”), (a Delaware Corporation) who then purchased 100% of the outstanding stock of Advanced Circuits, Inc. and 100% of the membership interest of R.J.C.S. LLC, an entity previously established solely to hold Advanced Circuits’ real estate and equipment assets. Immediately following the acquisitions, R.J.C.S. LLC was merged into Advanced Circuits, Inc. The accompanying consolidated financial statements include the accounts of Compass and its wholly owned subsidiary, Advanced Circuits, Inc.
      Prior to the formation of Compass, the accompanying combined balance sheet and the related statements of operations, stockholders’ equity and members’ capital, and cash flows included the accounts of Advanced Circuits, Inc. and R.J.C.S., LLC (“Predecessor”), both of which were under common ownership and management. The periods prior to the date of acquisition have been labeled as “Predecessor.”
      Advanced Circuits, Inc. was incorporated under the laws of the State of Colorado on March 8, 1989, with 100,000 shares of authorized common stock at no par value. The Company’s principal business activity is the marketing, sales and manufacturing of circuit boards within the United States and operates as a single business segment.
      R.J.C.S., LLC was organized under the laws of the State of Colorado on May 13, 1997. The Company’s principal business activity was the rental of a building and equipment to an affiliated company.

2.	Summary of Significant Accounting Policies
      Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation. The Predecessor financial statements include the accounts of Advanced Circuits, Inc. and R.J.C.S., LLC on a combined basis. All intercompany balances and transactions have been eliminated in the combination of these two entities.
      Accounts Receivable and Concentration of Credit Risk. The Company is subject to credit risk from accounts receivable with its customers. The Company’s accounts receivable are due from various business entities from the sale of circuit boards. Credit is extended based on evaluation of the customers’ financial condition and generally, collateral is not required.
      Trade receivables are recorded when invoices are issued. Receivables are written off when they are determined to be uncollectible. The allowance for doubtful accounts receivable reflects the Company’s best estimate of probable losses inherent in the Company’s receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and on other currently available evidence. Accounts for which no payments have been received for 90 days are considered delinquent and customary collection efforts will be initiated. Upon completion of collection efforts, any remaining accounts receivable balance will be written off and charged against the allowance for doubtful accounts.
      Accounting Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. The Company is subject to uncertainties such as the impact of future events, economic, environmental and political factors and

Compass AC Holdings, Inc.
Advanced Circuits, Inc. and R.J.C.S., LLC
(Predecessor to Compass AC Holdings, Inc.)
Notes to Consolidated and Combined Financial Statements (Continued)
December 31, 2005, 2004 and 2003

changes in the Company’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company’s financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements. Significant estimates and assumptions by management effect: the allowance of doubtful accounts, the carrying value of inventory, the carrying value of long-lived assets, (including goodwill and intangible assets), the amortization period of long-lived assets (excluding goodwill), certain accrued expenses and other loss contingencies. Accordingly, actual results could differ from these estimates.
      Cash and Cash Equivalents. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.
      Inventory. Inventory is stated at the lower of cost or market using the first-in, first-out method. Cost includes raw materials, direct labor and manufacturing overhead. Inventory consisted of the following as of December 31:

	2005	2004

Raw Materials and Supplies	$142,526	$115,402
Work-in-Process	185,790	194,000

	$328,316	$309,402

      Advertising Costs. Advertising costs are expensed as they are incurred. Advertising expense charged to operations for the year ended December 31, 2005, was $639,573, of which $178,574 was for the period from September 20, 2005 through December 31, 2005 and $460,999 was for the preacquisition period ended September 19, 2005. Advertising expense for the years ended December 31, 2004 and 2003, was $475,951 and $439,703, respectively.
      Property and Equipment. Property and equipment are recorded at cost. Depreciation is calculated principally on the straight-line method over the estimated useful lives of the assets. The useful lives are as follows:

Machinery and Equipment	5 to 7 years
Office Furniture and Equipment	5 to 7 years
Buildings and Building Improvements	7 to 39 years
Vehicles	5 years
Leasehold Improvements	Shorter of useful life or lease term
      Expenditures for maintenance, repair and renewals of minor items are charged to expense as incurred and improvements are capitalized.
      Long-Lived Assets. In accordance with SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets”, long-lived assets used in operations, including identifiable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. If that analysis indicates that an impairment has occurred, Compass and Predecessor

Compass AC Holdings, Inc.
Advanced Circuits, Inc. and R.J.C.S., LLC
(Predecessor to Compass AC Holdings, Inc.)
Notes to Consolidated and Combined Financial Statements (Continued)
December 31, 2005, 2004 and 2003

measure the impairment loss based on the difference between the carrying amount and the undiscounted cash flows or fair value, whichever is more readily determinable.
      Revenue Recognition. Revenue is recognized upon shipment of circuit boards, net of sales returns and allowances. The Company records revenue when persuasive evidence of an arrangement exists, delivery has occurred and all significant obligations have been satisfied, the fee is fixed or determinable and collection is considered probable. Appropriate reserves are established for anticipated returns and allowances based on past experience. Revenue is typically recorded at F.O.B. shipping point but for sales of certain custom products, revenue is recognized upon completion and customer acceptance.
      Goodwill and Other Intangible Assets. Goodwill represents the excess of the purchase price over the fair value of identifiable tangible and intangible net assets relating to business acquisitions. The Company accounts for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” (“SFAS 142”), which it adopted January 1, 2002. SFAS 142 requires that goodwill no longer be amortized but instead that it be tested for impairment at least annually. For purposes of testing for goodwill impairment, the Company has determined that it has one reporting unit. Goodwill was subjected to fair value impairment tests in 2005.
      The company reviews the carrying value of goodwill annually, or more often in certain circumstances. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company’s reporting unit with the reporting unit’s carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, we perform the second step to determine the amount of the impairment loss. The impairment loss is determined by comparing the implied fair value of our goodwill with the carrying amount of that goodwill. We believe that our estimates of fair value are reasonable. Changes in estimates of such fair value, however, could effect the calculation. It is at least reasonably possible that the estimates we use to evaluate the realizability of goodwill will be materially different from actual amounts or results.
      Other intangible assets include customer relationships and technology, which were valued by independent appraisers and recorded as part of the acquisition on September 20, 2005.
      Income Taxes. Prior to its acquisition on September 20, 2005, Advanced Circuits, Inc. was taxed as a Subchapter “S” Corporation and R.J.C.S. LLC was taxed as a partnership. As a result, no tax liability was recorded in the financial statements since the tax was a liability of the stockholders or members. Subsequent to the acquisition, the Company’s income tax liability has been determined under the provisions of Statement on Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes,” requiring an asset and liability approach for financial accounting and reporting for income taxes. The liability is based on the current and deferred tax consequences of all events recognized in the consolidated financial statements as of the date of the balance sheet. Deferred taxes are provided for temporary differences which will result in taxable or deductible amounts in future years, primarily attributable to a different basis in certain assets for financial and tax reporting purposes, including recognition of deferred tax assets, net of a related valuation allowance.
      Fair Value of Financial Instruments. The Company’s financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable and borrowing under notes payable. The Company believes that all of the financial instrument’s recoverable values approximate fair value because of their short-term nature, or in the case of notes payable because of its floating market rate interest.

Compass AC Holdings, Inc.
Advanced Circuits, Inc. and R.J.C.S., LLC
(Predecessor to Compass AC Holdings, Inc.)
Notes to Consolidated and Combined Financial Statements (Continued)
December 31, 2005, 2004 and 2003

3.	Acquisition of Company
      The acquisition of Advanced Circuits, Inc. and R.J.C.S. LLC on September 20, 2005 as described in Note 1 resulted in total purchase consideration of $79,781,954. This amount is comprised of $78,421,180 paid in cash to the former owner and $1,360,774 of acquisition costs. In accordance with SFAS No. 141, the Company has accounted for this transaction using the purchase method of accounting, in which the purchase price was allocated across all classes of tangible and intangible assets in accordance with their fair values, and in connection with the preliminary allocation of the purchase price and intangible asset valuation, goodwill of $50,658,604 was recorded.
      The following is a condensed balance sheet showing the preliminary purchase price allocation as of the date of acquisition:

Tangible Assets
Cash	$167,984
Other Current Assets	2,740,959
Property, Plant and Equipment	8,176,327
Identifiable Intangible Assets	20,700,000

31,785,270
Less: Current Liabilities Assumed	(2,661,920)

29,123,350
Goodwill Recorded	50,658,604

Net Assets Acquired	$79,781,954

      The funding for the purchase price and for the $1,123,577 of debt issuance cost as described in Note 10 was accomplished by the issuance of a $50.5 million term loan, $25.0 million in cash, $5.0 million from the proceeds from the sale of the building as described in Note 5, and the remainder of approximately $0.4 million from the revolving credit facility.

4.	Property and Equipment
      The following is a summary of the investment in property and equipment for the years ended December 31, 2005 and 2004:

	2005	2004

Machinery and Equipment	$2,846,910	$5,005,409
Office Furniture and Fixtures	298,734	479,427
Buildings	—	4,161,155
Land	—	115,615
Vehicles	—	23,154
Leasehold Improvements	207,961	861,313

	3,353,605	10,646,073
Less: Accumulated Depreciation	168,578	3,977,564

	$3,185,027	$6,668,509

Compass AC Holdings, Inc.
Advanced Circuits, Inc. and R.J.C.S., LLC
(Predecessor to Compass AC Holdings, Inc.)
Notes to Consolidated and Combined Financial Statements (Continued)
December 31, 2005, 2004 and 2003

      Depreciation expense for the year ended December 31, 2005 was $883,925, of which $168,578 was for the period of September 20, 2005 through December 31, 2005 and $715,347 was for the preacquisition period ended September 19, 2005. For the years ended December 31, 2004 and 2003, depreciation expense was $869,203 and 728,756, respectively.

5.	Sale and Leaseback of Building
      In connection with the acquisition of Advanced Circuits, Inc. and R.J.C.S. LLC as described in Note 3, the Company completed a simultaneous transaction whereby it sold its Aurora, Colorado facility to an independent third party and leased the facility back from this third party. The Company received approximately $4.9 million of proceeds from the sale, which was the fair market value of the building and the value assigned as part of the purchase price allocation. Accordingly, no gain or loss was recognized on this transaction. The proceeds were used to partially fund the acquisition.
      The lease, which is being accounted for as an operating lease, calls for the Company to be responsible for all costs related to maintenance, insurance, taxes and other property related expenses. The initial term is for 15 years with two ten-year renewal options available at the end of the initial lease. The initial rent will be $482,500 per year and is subject to CPI increases beginning in year 4 of the lease. Rent expense for the period September 20, 2005 through December 31, 2005 was $135,938.
      Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2005, for each of the next five years and in the aggregate are as follows:

December 31:

2006	$482,500
2007	482,500
2008	482,500
2009	482,500
2010	482,500
Thereafter	4,689,062

Total Minimum Future Rental Payments	$7,101,562

6.	Goodwill and Intangible Assets — Net.
      The Company acquired goodwill and other intangible assets as the result of its acquisition on September 20, 2005. Goodwill and intangible assets are as follows at December 31, 2005:

	Gross
	Carrying
	Value	Impairment	Goodwill

Goodwill	$50,658,604	$—	$50,658,604

Compass AC Holdings, Inc.
Advanced Circuits, Inc. and R.J.C.S., LLC
(Predecessor to Compass AC Holdings, Inc.)
Notes to Consolidated and Combined Financial Statements (Continued)
December 31, 2005, 2004 and 2003

      Intangible assets with definite lives at December 31, 2005, are as follows:

	Estimated	Gross
	Useful	Carrying	Accumulated	Net
	Lives	Value	Amortization	Intangibles

Customer Relationships	9	$18,100,000	$502,778	$17,597,222
Technology	4	2,600,000	162,500	2,437,500

		$20,700,000	$665,278	$20,034,722

      Total amortization expense relating to the above intangibles for the period of September 20, 2005 to December 31, 2005, amounted to $665,278. Annual estimated amortization expense, based on the Company’s intangible assets at December 31, 2005, is as follows:

2006	$2,661,111
2007	2,661,111
2008	2,661,111
2009	2,498,611
2010	2,011,111
Thereafter	7,541,667

$20,034,722

7.	Note Receivable
      The Company loaned $350,000 on October 1, 2004, to W.S.O.P. Investments, LLC, an unrelated third party. The loan is evidenced by a note that calls for interest on the unpaid principal balance at the rate of 15% per annum with quarterly principal payments due of $13,125 beginning on January 1, 2005. The remaining principal is due on April 1, 2006. The loan is secured by a subordinated deed of trust on approximately 3 acres of property in Douglas County, Colorado. The former owner retained this asset as part of the agreement in connection with the acquisition of the Company on September 20, 2005.

8.	Shareholders’ Note Receivable
      In connection with the acquisition of Advanced Circuits, Inc. and R.J.C.S. LLC, as described in Note 3, the Company loaned certain officers and members of management of the Company $3,466,100 for the purchase of 136,364 shares of common stock. The note bears interest at 6% and interest is added to the note. For the period ended December 31, 2005, $57,000 of accrued interest has been included in the note balance. The note is due in December 31, 2010 and is subject to mandatory prepayment provisions if certain conditions are met. The Company has classified the note as a reduction of equity as of December 31, 2005, in accordance with current accounting standards.
      The Company has granted the purchasers of the shares the right to put to the Company a sufficient number of shares at the then fair market value of such shares, to cover the tax liability that each purchaser may have. The Company recorded, pursuant to SFAS No. 123, $130,801 of compensation expense calculated using the Black-Scholes model related to this put for the period ended December 31, 2005.

Compass AC Holdings, Inc.
Advanced Circuits, Inc. and R.J.C.S., LLC
(Predecessor to Compass AC Holdings, Inc.)
Notes to Consolidated and Combined Financial Statements (Continued)
December 31, 2005, 2004 and 2003

9.	Related Party Transactions
      During the year ended December 31, 2004, the Members’ loaned $354,108 to the Company for working capital purposes. This amount was repaid by the Company in 2005.
      For the period ended December 31, 2005, the Company paid approximately $139,000 to a company affiliated with the majority shareholder for management services. The Company will pay $500,000 per year under this management service agreement. The Company also paid this affiliated party a $500,000 transaction fee in connection with the acquisition of the Company in September 2005. Other than for the cost of providing services under the management services and transactional agreements, which are included in the management and transactional fee, the affiliated entity has not paid any obligations nor incurred any expenses on behalf of the Company.

10.	Long Term Debt
      In connection with the acquisition of Advanced Circuits, Inc. in September 2005, as described in Note 3, the Company entered into a credit agreement with Madison Capital Funding LLC and other institutions that provided for $54.5 million of revolving and term loan credit. The proceeds from these borrowings were used to fund the purchase of Advanced Circuits, Inc. and to provide for working capital. The $54.5 million of facilities are comprised of a $4 million revolving credit facility, a $35 million term A loan facility and a $15.5 million term B loan facility and are described as follows:
Revolving Loans

Facility:	$4 million of which $-0- was outstanding at December 31, 2005.
Term:	5 years.
Availability:	Revolving loans availability is equal to the sum of 85% of eligible accounts receivable and 50% of eligible inventory as defined in the credit agreement. The Company had borrowing capability of approximately $2.5 million at December 31, 2005, under this facility.
Interest Rate:	2.75% over the Base Rate or 3.75% over the LIBOR Rate.
Interest Payable:	Monthly on Base Rate loans or at the end of the LIBOR period on LIBOR Rate loans. The rate of interest on these borrowings would have been 7.91% at December 31, 2005.
Term A Loan

Facility:	$35 million of which $34,062,500 was outstanding at December 31, 2005.
Term:	6 years.
Amortization:	Payments are due quarterly on the last day of each calendar quarter commencing December 31, 2005.
Interest Rate:	2.75% over the Base Rate or 3.75% over the LIBOR Rate and is paid in the same manner as is done for revolving credit loans. The rate of interest at December 31, 2005 was 7.91%.

Compass AC Holdings, Inc.
Advanced Circuits, Inc. and R.J.C.S., LLC
(Predecessor to Compass AC Holdings, Inc.)
Notes to Consolidated and Combined Financial Statements (Continued)
December 31, 2005, 2004 and 2003

Term B Loan

Facility:	$15.5 million, all of which was outstanding at December 31, 2005.
Term:	6.5 years.
Amortization:	Due in full on March 31, 2012.
Interest Rate:	6.50% over the Base Rate or 7.50% over the LIBOR Rate and is paid in the same manner as is done for revolving credit loans. The rate of interest at December 31, 2005 was 11.66%.
      The revolving credit facility and term loan agreement contain various covenant requirements. The Company was in compliance with all covenants at December 31, 2005. The credit agreement is secured by substantially all of the Company’s assets.
      The Company paid a closing fee of $1,123,577 in connection with this agreement. This amount is being amortized using the effective interest method over the term of the agreement and is recorded as a component of amortization expense. Amortization expense related to this closing fee was $51,803 for the period of September 20, 2005 through December 31, 2005.

	2005	2004

Term A Loan	$34,062,500	$—
Term B Loan	15,500,000	—
Key Bank (payable in monthly installments of $31,667, plus interest at 6.5%, adjusted by the LIBOR index, through April, 2013; secured by real estate)	—	3,166,667

	49,562,500	3,166,667
Less: Current Maturities included in Current Liabilities	3,875,000	380,000

Notes Payable	$45,687,500	$2,786,667

      Following are the future maturities of long-term debt outstanding at December 31, 2005, for the years ending December 31:

Year	Repayment

December 31, 2006	$3,875,000
December 31, 2007	4,437,500
December 31, 2008	5,125,000
December 31, 2009	5,625,000
December 31, 2010	7,125,000
Thereafter	23,375,000

$49,562,500

11.	Defined Contribution Plan
      The Company has adopted a 401(k) Employee Benefit Plan. The Board of Directors, at its discretion, may make contributions to the Plan. For the year ended December 31, 2005, the company elected to

Compass AC Holdings, Inc.
Advanced Circuits, Inc. and R.J.C.S., LLC
(Predecessor to Compass AC Holdings, Inc.)
Notes to Consolidated and Combined Financial Statements (Continued)
December 31, 2005, 2004 and 2003

contribute $186,031, of which $34,318 was contributed for the period September 20, 2005 through December 31, 2005 and $151,712 was contributed for the preacquisition period ended September 19, 2005. The Company elected to contribute $154,048 and $123,522 for the years ended December 31, 2004 and 2003, to the Plan, respectively.

12.	Key Employee — Deferred Compensation Plan
      During the year ended December 31, 2003, the Company implemented a deferred compensation plan for its key employees. The plan calls for discretionary awards of deferred compensation for five years beginning in 2003. The key employees vest in their share of the deferral based on the number of years of service with the Company. The Company has invested in annuities and life insurance policies to fund the future deferred compensation liability. For the years ended December 31, 2005 and 2004, the Company elected to contribute $140,000 for each year into the plan, of which $-0- was for the period of September 20, 2005 through December 31, 2005 and $140,000 was for the preacquisition period ended September 19, 2005. Key employee vesting at December 31, 2005 and 2004, was $96,000 and $-0-, respectively, which is included in Long-Term Liabilities.
      Effective September 19, 2005, the plan was terminated and pre-acquisition management elected to fully vest the key employees for the five-year term of the plan. Deferred compensation expense for the year ended December 31, 2005 was $624,000, of which all was for the period from January 1, 2005 to September 19, 2005. For the years ended December 31, 2004 and 2003, deferred compensation expense was $71,500 and $24,500, respectively.

13.	Income Taxes
      Prior to its acquisition on September 20, 2005, Advanced Circuits, Inc. was taxed as a Subchapter “S” Corporation and R.J.C.S. LLC was taxed as a partnership. As a result, no tax liability was recorded in the financial statements since the tax was a liability of the stockholders or members. Subsequent to the acquisition, the Company’s income tax liability has been determined under the provisions of Statement on Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes,” requiring an asset and liability approach for financial accounting and reporting for income taxes. The provision for income taxes at December 31, 2005 is as follows:

9/20/2005-
12/31/2005

Current Income Taxes:
Federal	$755,000
State	108,000
Deferred Income Taxes	138,000

$1,001,000

Compass AC Holdings, Inc.
Advanced Circuits, Inc. and R.J.C.S., LLC
(Predecessor to Compass AC Holdings, Inc.)
Notes to Consolidated and Combined Financial Statements (Continued)
December 31, 2005, 2004 and 2003

      The components of the net deferred tax asset and liability at December 31, 2005, are as follows:

Deferred Tax Asset:
Allowance for Doubtful Accounts	$40,000
Deferred Vacation	71,000

Total Deferred Tax Asset	$111,000

Deferred Tax Liability:
Depreciation and Amortization	$249,000

14.	Subsequent Event
      On January 1, 2006, the Company loaned certain officers and members of management of the Company $4,834,150 for the purchase of 193,366 shares of common stock. The notes bear interest at 6% and interest is added to the notes. The notes are due in December 2010 and are subject to mandatory prepayment provisions if certain conditions are met. The company will classify all of these notes as a reduction of equity on its future financial statements.

Silvue Technologies Group, Inc. and Subsidiaries
Index to Consolidated Financial Statements

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Silvue Technologies Group, Inc. and Subsidiaries
      We have audited the accompanying consolidated balance sheet of Silvue Technologies Group, Inc. and subsidiaries (the Company) as of December 31, 2005, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silvue Technologies Group, Inc. and subsidiaries as of December 31, 2005, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ Grant Thornton LLP
Irvine, California
March 1, 2006

INDEPENDENT AUDITORS’ REPORT
To the Board of Directors
Silvue Technologies Group, Inc. and Subsidiaries
Anaheim, California
      We have audited the accompanying consolidated balance sheet of Silvue Technologies Group, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2004, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for the periods January 1, 2004 through September 2, 2004, and September 3, 2004 through December 31, 2004, and for the year ended December 31, 2003 . These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Silvue Technologies Group, Inc. and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the periods January 1, 2004 through September 2, 2004, and September 3, 2004 through December 31, 2004, and for the year-ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.
      As discussed in Note T of the financial statements, the Company has restated the consolidated financial statements as of December 31, 2004 and for the years ended December 31, 2004 and 2003.
/s/ White, Nelson & Co. LLP
Anaheim, CA
September 9, 2005
Except for Footnotes R and T which are as of March 1, 2006.

Silvue Technologies Group, Inc. and Subsidiaries
Consolidated Balance Sheets

	As of

	December 31,	December 31,
	2005	2004

		(Restated)(1)
Assets
Current Assets:
Cash and Cash Equivalents	$1,515,731	$1,006,720
Trade Accounts and Other Receivables, Net of Allowance of $5,213 and $3,019, Respectively	2,240,173	1,738,005
Inventories, Net	626,696	430,778
Prepaid Expenses and Other Current Assets	342,909	138,697
Deferred Income Tax Asset	397,799	396,519
Current Assets of Discontinued Operations	901,271	1,032,131

Total Current Assets	6,024,579	4,742,850
Property, Plant and Equipment	1,769,344	857,530
Less: Accumulated Depreciation	(511,941)	(107,889)

Total Property, Plant and Equipment at Net Book Value	1,257,403	749,641
Other Assets:
Investment in Joint Venture	—	2,474,793
Goodwill	11,265,603	9,108,727
Other Intangible Assets, Net	11,907,830	10,485,143
Other Assets	508,719	430,965
Other Assets of Discontinued Operations	280,539	509,189

Total Other Assets	23,962,691	23,008,817

Total Assets	$31,244,673	$28,501,308

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts Payable	$464,765	$621,332
Accrued Bonuses	404,640	371,423
Other Accrued Expenses	1,275,312	355,710
Income Taxes Payable	1,917,010	1,724,789
Current Liabilities of Discontinued Operations	290,563	552,076
Current Maturities of Long-Term Debt	1,620,843	1,053,213

Total Current Liabilities	5,973,133	4,678,543
Long-Term Liabilities:
Long-Term Liabilities of Discontinued Operations	114,787	413,243
Other Liabilities	137,360	48,917
Long-Term Debt	11,591,467	11,787,886
Net Deferred Income Tax Liability	4,488,508	3,996,443

Total Long-Term Liabilities	16,332,122	16,246,489
Cumulative Mandatorily Redeemable Preferred Stock $1.00 par value; authorized 1,500,000 shares in 2005 and 30,000,000 shares in 2004; issued and outstanding 4,500 shares and 90,000 shares at December 31, 2005 and 2004, respectively	90,000	90,000
Stockholders’ Equity:
Convertible Preferred Stock — $.01 par value; authorized 150,000 shares; issued and outstanding 22,432 shares at December 31, 2005 and 3,000,000 shares authorized and 448,645 shares issued and outstanding at December 31, 2004, respectively	224	4,486
Common Stock, Series A — $.01 par value; authorized 100,000 shares in 2005 and 2,000,000 shares in 2004, issued and outstanding 14,037 shares and 280,734 shares at December 31, 2005 and 2004, respectively	140	2,807
Common Stock, Series B — $.01 par value; authorized 50,000 shares in 2005 and 1,000,000 shares in 2004, issued and outstanding 5,000 shares and 100,000 shares at December 31, 2005 and 2004, respectively	50	1,000
Additional Paid in Capital	9,140,667	8,176,583
Accumulated Deficit	(82,036)	(641,675)
Accumulated Other Comprehensive Loss	(209,627)	(56,925)

Total Stockholders’ Equity	8,849,418	7,486,276

Total Liabilities and Stockholders’ Equity	$31,244,673	$28,501,308

(1)	-See Note T
The accompanying notes are an integral part of these financial statements

Silvue Technologies Group, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
For the Years Ended December 31, 2005, 2004 and 2003

		Silvue	Predecessor
	Silvue	Consolidated	Consolidated	Predecessor
	Consolidated	Sept. 3, 2004	Jan. 1, 2004	Consolidated
	Year Ended	Through	Through	Year Ended
	Dec. 31, 2005	Dec. 31, 2004	Sept. 2, 2004	Dec. 31, 2003

		(Restated)(1)	(Restated)(1)	(Restated)(1)
Net Sales	$17,092,933	$4,532,475	$7,604,112	$10,446,074
Cost Of Sales	3,815,509	611,588	1,094,565	1,555,465

Gross Profit	13,277,424	3,920,887	6,509,547	8,890,609
Selling, General and Administrative Expenses	7,491,317	2,319,566	4,005,513	5,275,891
Research and Development Costs	1,072,063	636,931	447,929	549,400
Amortization of Intangibles	708,657	208,857	—	—

Operating Income	4,005,387	755,533	2,056,105	3,065,318
Other Income (Expense):
Interest Income	336	618	5,436	7,814
Other Income	19,395	40,609	—	—
Equity In Net Income of Joint Venture	69,885	94,604	174,487	376,840
Interest Expense	(1,438,523)	(366,363)	(4,835)	(30,754)

Total Other Income (Expense)	(1,348,907)	(230,532)	175,088	353,900

Income from Continuing Operations before Provision for Income Taxes	2,656,480	525,001	2,231,193	3,419,218
Provision for Income Taxes	1,257,662	472,254	734,712	1,062,230

Income from Continuing Operations	1,398,818	52,747	1,496,481	2,356,988
Income (loss) from Discontinued Operations,
Net of Income Taxes	132,637	59,720	(225,019)	(842,697)

Net Income	1,531,455	112,467	1,271,462	1,514,291
Other Comprehensive Income (Loss), Net of Tax Foreign Currency Translation Adjustment	(152,702)	(56,925)	37,538	68,426

Comprehensive Income	$1,378,753	$55,542	$1,309,000	$1,582,717

(1)	-See Note T
The accompanying notes are an integral part of these financial statements

Silvue Technologies Group, Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity
For the Years Ended December 31, 2005, 2004 and 2003

									Accumulated
	Convertible Preferred				Common Stock				Other
	Stock		Common Stock Series A		Series B		Additional	Retained	Comprehensive	Total
							Paid-In	Earnings	Income	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Deficit)	(Loss)	Equity

							(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)
Predecessor Consolidated Balance At December 31, 2002	—	$—	5,000	$200,000	—	—	$1,327,505	$5,466,071	$(154,688)	$6,838,888
Net Income (restated)	—	—	—	—	—	—	—	1,514,291	—	1,514,291
Other Comprehensive Income	—	—	—	—	—	—	—	—	68,426	68,426

Predecessor Consolidated
Balance At December 31, 2003	—	—	5,000	200,000	—	—	1,327,505	6,980,362	(86,262)	8,421,605
Net Income (restated)	—	—	—	—	—	—	—	1,271,462	—	1,271,462
Dividends Paid	—	—	—	—	—	—	—	(3,000,000)	—	(3,000,000)
Other Comprehensive Income	—	—	—	—	—	—	—	—	37,538	37,538

Predecessor Consolidated Balance at September 2, 2004	—	$—	5,000	$200,000	—	$—	$1,327,505	$5,251,824	$(48,724)	$6,730,605

Capital From Acquisition	448,645	$4,486	280,734	$2,807	100,000	$1,000	$7,422,441	$—	$—	$7,430,734
Net Income (restated)	—	—	—	—	—	—	—	112,467	—	112,467
Beneficial Conversion Feature of Preferred Stock	—	—	—	—	—	—	448,645	(448,645)	—	—
Accretion in Value of Preferred Stock	—	—	—	—	—	—	305,497	(305,497)	—	—
Other Comprehensive Loss	—	—	—	—	—	—	—	—	(56,925)	(56,925)

Balance At December 31, 2004	448,645	4,486	280,734	2,807	100,000	1,000	8,176,583	(641,675)	(56,925)	7,486,276
Reverse Stock Split	(426,213)	(4,262)	(266,697)	(2,667)	(95,000)	(950)	7,879	—	—	—
Net Income	—	—	—	—	—	—	—	1,531,455	—	1,531,455
Dividends Declared	—	—	—	—	—	—	—	(15,611)	—	(15,611)
Accretion in Value of Preferred Stock	—	—	—	—	—	—	956,205	(956,205)	—	—
Other Comprehensive Loss		—	—	—	—	—	—	—	(152,702)	(152,702)

Balance At December 31, 2005	22,432	$224	14,037	$140	5,000	$50	$9,140,667	$(82,036)	$(209,627)	$8,849,418

(1)	See Note T
The accompanying notes are an integral part of these financial statements

Silvue Technologies Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2005, 2004 and 2003

		Silvue	Predecessor
	Silvue	Consolidated	Consolidated	Predecessor
	Consolidated	Sept. 3, 2004	Jan. 1, 2004	Consolidated
	Year Ended	Through	Through	Year Ended
	Dec. 31, 2005	Dec. 31, 2004	Sept. 2, 2004	Dec. 31, 2003

		(Restated)(1)	(Restated)(1)	(Restated)(1)
Cash Flows From Operating Activities:
Net Income	$1,531,455	$112,467	$1,271,462	$1,514,291
Noncash Items Included In Net Income of Continuing Operations:
Depreciation	404,052	104,499	218,909	195,584
Amortization	708,657	208,857	—	—
Allowance For Doubtful Accounts	2,194	2,458	(3,771)	439
Reserve For Inventory Obsolescence	21,732	—	—	(20,387)
Loss on Sale of Property, Plant and Equipment	22,520	—	—	—
Deferred Income Tax Expense (Benefit)	(164,356)	(114,053)	61,158	180,100
Equity In Net Income Of Joint Venture	(69,885)	(94,604)	(174,487)	(376,839)
Write off of IPR&D	—	458,000	—	—
Changes In Assets And Liabilities:
Trade Accounts And Other Receivables	31,517	(302,499)	(710,371)	(211,180)
Inventories	(158,572)	42,731	(146,980)	(91,275)
Prepaid Expenses	20,971	71,926	(69,558)	51,035
Accounts Payable	(387,492)	177,201	(78,921)	188,102
Other Accrued Expenses	653,992	334,742	(65,909)	(30,524)
Income Taxes Payable	(62,078)	(75,835)	961,414	215,500

Net Cash Provided By Continuing Operations:	2,554,707	925,890	1,262,946	1,614,846
(Income)Loss from Discontinued Operations	(132,637)	(59,720)	225,019	842,697
Changes In Net Assets and Liabilities of Discontinued Operations	(84,548)	1,243	(109,250)	(603,691)

Net Cash Provided By (Used In) Discontinued Operations	(217,185)	(58,477)	115,769	239,006

Cash Provided By Operating Activities	2,337,522	867,413	1,378,715	1,853,852
Cash Flows From Investing Activities:
Purchases Of Property, Plant, And Equipment	(178,313)	(1,546)	(168,820)	(1,091,928)
Dividends Received From Joint Venture	—	392,941	—	232,561
Acquisition Of Company	(398,944)	(8,851,600)	—	—
Cash Acquired in Acquisition of Remaining Joint Venture Interest	511,791	—	—	—

Net Cash Used In Continuing Operations	(65,466)	(8,460,205)	(168,820)	(859,367)
Net Cash Provided By (Used In) Discontinued Operations	90,000	—	(41,427)	—

Net Cash Provided By (Used In) Investing Activities	24,534	(8,460,205)	(210,247)	(859,367)
Cash Flows From Financing Activities:
Net Payments on Bank Line of Credit	—	—	—	(270,216)
Borrowings on Long-Term Debt	—	—	36,027	767,346
Payments On Long-Term Debt	(1,692,211)	(252,980)	(71,537)	(354,704)
Dividends Paid	—	—	(3,000,000)	(350,352)
Proceeds from Issuance of Capital Stock	—	7,520,734	—	—
Other	—	(3,500)	(9,097)	(20,096)

Net Cash Provided By (Used In) Financing Activities	(1,692,211)	7,264,254	(3,044,607)	(228,022)

Net Increase (Decrease) In Cash And Cash Equivalents	669,845	(328,538)	(1,876,139)	766,463
Currency Adjustments	(91,862)	27,653	(23,620)	76,770
Beginning Cash And Cash Equivalents	1,009,289	1,310,174	3,209,933	2,366,700

Ending Cash And Cash Equivalents	$1,587,272	$1,009,289	$1,310,174	$3,209,933

Cash of Continuing Operations	$1,515,731	$1,006,720	$1,307,157	$3,168,999
Cash of Discontinued Operations	71,541	2,569	3,017	40,934

Total Cash and Cash Equivalents	$1,587,272	$1,009,289	$1,310,174	$3,209,933

(1)	See Note T
The accompanying notes are an integral part of these financial statements

Silvue Technologies Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2005, 2004 and 2003

		Silvue	Predecessor
	Silvue	Consolidated	Consolidated	Predecessor
	Consolidated	Sept. 3, 2004	Jan. 1, 2004	Consolidated
	Year Ended	through	through	Year Ended
	Dec. 31, 2005	Dec. 31, 2004	Sept. 2 ,2004	Dec. 31, 2003

Supplemental Cash Flow Information
Income Taxes Paid	$1,350,192	$291,641	$—	$268,933

Interest Paid	$1,240,819	$360,323	$29,429	$58,073

Noncash Investing And Financing Activities
Purchase Of Property, Plant And Equipment Through Equipment Loan	$—	$—	$(36,027)	$—

Acquisition Of Company Through Financing	$2,381,000	$13,000,000	$—	$—

Increase In Equipment Line And Long-Term Debt	$—	$—	$36,027	$—

Dividend Payable	$15,611	$—	$—	$—

The accompanying notes are an integral part of these financial statements

Silvue Technologies Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

NOTE A:     Description of Company
      On August 31, 2004, Silvue Technologies Group, Inc. (the “Company”) was formed and on September 2, 2004, it acquired 100 percent of the outstanding stock of SDC Technologies, Inc. and subsidiaries (SDC). The periods prior to the date of acquisition have been labeled as “Predecessor.”
      On March 24, 2005, SDC Asia Tech, Ltd. was established as a wholly owned subsidiary of SDC Technologies, Inc. (“Parent Company”). On April 1, 2005, SDC Asia Tech, Ltd. acquired the remaining 50% equity interest in Nippon ARC Co., Ltd. (NAR) from Nippon Sheet Glass Co., Ltd. (NSG). NAR had been established in 1989 as a Joint Venture between NSG and the Parent Company. In June 2005 NAR changed its name to SDC Technologies-Asia Ltd. Prior to acquiring a controlling interest in NAR, the Parent Company accounted for its interest in NAR using the equity method of accounting. Since April 1, 2005, the results of operations of SDC Asia Tech, Ltd. are being consolidated with those of the Parent Company.
      The Company develops and manufactures proprietary, high performance liquid coating systems used in high-end eyeware, aerospace, automotive and industrial markets. The Company has operations in California, Nevada, the United Kingdom and Japan.
NOTE B:     Significant Accounting Policies:
      (1) Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the amounts reported in the consolidated financial statements and accompanying notes. The Company is subject to uncertainties such as the impact of future events, economic, environmental and political factors and changes in the Company’s business environment. Therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company’s financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations. If material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements.
      Significant estimates and assumptions by management affect: the allowance for doubtful accounts, the carrying value of inventory, the carrying value of long-lived assets (including goodwill and intangible assets), the amortization period of long-lived assets (excluding goodwill), the provision for income taxes and related deferred tax accounts, and accrued expenses.
      (2) Principles Of Consolidation — The accompanying consolidated financial statements include the accounts of Silvue Technologies Group, Inc. and all of its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. The consolidated subsidiaries are SDC Technologies, Inc., SDC Coatings, Inc. (SDC), Applied Hardcoating Technologies, Inc. (AHT), and SDC Asia Tech, Ltd.
      (3) Cash And Cash Equivalents — The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash balances in two financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005 and 2004 the amount of uninsured cash balances of the Company totaled $1,415,731 and $977,962, respectively. Included in these balances was cash in foreign bank accounts at December 31, 2005 and 2004 totaling $1,057,896 and $550,667, respectively.

Silvue Technologies Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)

      (4) Revenue Recognition
      Product Revenue — The Company develops, manufactures and distributes high-end specialty chemicals. Revenue is recognized upon shipment of product, net of sales returns and allowances, in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition.” For certain UK customers, revenue is recognized after receipt by the customer as the terms are f.o.b. destination. This standard established that revenue can be recorded when persuasive evidence of an arrangement exists, delivery has occurred and all significant obligations have been satisfied, the fee is fixed or determinable and collection is considered probable. Reserves are established for anticipated returns and allowances based on past experience. Reserves totaled $103,911 and $46,679 at December 31, 2005 and 2004, respectively.
      Shipping And Handling Costs — Shipping and handling cost are charged to operations when incurred and are classified as a component of cost of sales.
      Accounts Receivable — Accounts receivable consists of trade receivables arising in the normal course of business. The Company sells its products primarily on net 30 terms. The allowance for doubtful accounts receivable reflects the Company’s best estimate of probable losses inherent in the Company’s receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence. Accounts for which no payments have been received for 90 days are considered delinquent and customary collection efforts will be initiated. Upon completion of collection efforts, any remaining accounts receivable balance will be written off and charged against the allowance for doubtful accounts.
      (5) Inventories — Inventories are stated at the lower of cost or market determined on the first-in, first-out method. Cost includes raw materials, direct labor and manufacturing overhead. Market value is based on current replacement cost for raw materials and supplies and on net realizable value for finished goods. Inventory consisted of the following:

	December 31	December 31,
	2005	2004

Raw Materials And Supplies	$261,057	$173,370
Finished Goods	387,371	257,408
Less Obsolescence Reserve	(21,732)	—

	$626,696	$430,778

      (6) Property, Plant, And Equipment — Property, plant, and equipment are stated at cost. Major improvements and betterments are capitalized. Maintenance, repairs, and minor tooling are expensed as incurred. Property, plant, and equipment are depreciated over their estimated useful lives of 2 to 38 years. The straight-line depreciation method is used for financial reporting.
      (7) Long-Lived Assets - The Company accounts for long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires impairment losses to be recognized for long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.
      (8) Investments Accounted For By The Equity Method — Investments in entities in which the Company has a 20 to 50 percent interest are carried at cost adjusted annually for the Company’s proportionate share of their undistributed earnings or losses. (See Note A)
      (9) Research And Development — Research and development costs are charged to operations when incurred and totaled $1,072,063 for the year ended December 31, 2005. For the year ended December 31,

Silvue Technologies Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)

2004 research and development costs were $1,084,860, of which $447,929 was for the pre-acquisition period ended September 2, 2004, and $636,931 was for the post acquisition period September 3, 2004 to December 31, 2004. The research and development expense for the period September 3, 2004 to December 31, 2004 includes a charge of $458,000 for the write-off of In-Process Research and Development cost recognized as part of the purchase price allocation in connection with the acquisition of the Parent Company on September 2, 2004 (See Note T). Research and Development expense was $549,400 for the year ended December 31, 2003.
      (10) Advertising Cost — Advertising costs are charged to operations when incurred. Advertising expense for the year ended December 31, 2005, totaled $29,551. For the year ended December 31, 2004 advertising costs were $18,507 of which $1,289 was for the pre-acquisition period ended September 2, 2004. Advertising expense was $1,417 for the year ended December 31, 2003.
      (11) Income Taxes — The Company’s income tax liability has been determined under the provisions of SFAS No. 109, Accounting for Income Taxes, requiring an asset and liability approach for financial accounting and reporting for income taxes. The liability is based on the current and deferred tax consequences of all events recognized in the consolidated financial statements as of the date of the balance sheet. Deferred taxes are provided for temporary differences which will result in taxable or deductible amounts in future years, primarily attributable to a different basis in certain assets for financial and tax reporting purposes, including recognition of deferred tax assets net of a related valuation allowance.
      (12) Comprehensive Income/(Loss) — The Company has adopted SFAS No. 130, Reporting Comprehensive Income, which requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the determination of net income. Comprehensive income consists of foreign currency translation adjustments.
      (13) Goodwill And Other Intangible Assets, Net — Goodwill represents the excess of cost over the fair value of net tangible assets acquired. Other intangible assets include trademarks, patented technology, customer relations and other technology. In accordance with SFAS 142, Goodwill and Other Intangible Assets, goodwill and intangible assets with indefinite lives are tested for impairment annually. Other intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable.
      Goodwill is tested for impairment annually at December 31 or if any triggering event occurs or circumstances change that reduce the fair value of the reporting unit below its book value. No impairments have been recognized.
      (14) Derivative Instruments And Hedging Transactions  — Effective December 31, 2004, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, relative to its interest rate swap agreement (see Note S). This standard requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current results of operations or other comprehensive income (loss). For a derivative designated as part of a hedge transaction, where it is recorded is dependent on whether it is a fair value hedge or a cash flow hedge.
      For a derivative designated as a fair value hedge, the gain or loss of the derivative in the period of change and the offsetting gain or loss of the hedged item attributed to the hedged risk are recognized in results of operations. For a derivative designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income (loss) and subsequently reclassified into results of operations when the hedged exposure affects results of operations. The ineffective portion of the gain or loss of a cash flow hedge is recognized currently in results of operations. For a derivative not designated as a hedging instrument, the gain or loss is recognized currently

Silvue Technologies Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)

in results of operations. The Company’s derivative financial instrument does not qualify for hedge accounting. Thus, the changes in fair value of the derivative is recognized currently in results of operations. The fair market value of the instrument was $125,290 at December 31, 2005 and was not material at December 31, 2004.
      (15) Foreign Currency — The financial statements and transactions of the Company’s foreign facilities are maintained in their local currency. In accordance with SFAS No. 52, Foreign Currency Translation, the translation of foreign currencies into United States dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate for the period. The gains or losses resulting from translation are included as a component of accumulated other comprehensive income within stockholders’ equity. Foreign currency transaction gains and losses are included in net income and were not material in any of the periods presented.
      (16) Stock Options — The Company accounts for stock-based employee compensation as prescribed by Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and has adopted the disclosure provisions of SFAS 123, Accounting for Stock-Based Compensation, and SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS 123. Under SFAS 123, compensation cost for options stated is recognized over the vesting period (See Note P). The following table presents pro forma net income had compensation costs been determined on the fair value at the date of grant for awards under the Company’s plan in accordance with SFAS 123.

	Year Ended	Sep. 3, 2004 thru	Jan. 1, 2004 thru	Year Ended
	Dec. 31, 2005	Dec. 31, 2004	Sep. 2, 2004	Dec. 31, 2003

Net Income as Reported	$1,531,455	$112,467	$1,271,462	$1,514,291
Less Fair Value of Stock Options (net of tax)	(55,866)	—	—	—

Pro forma Net Income	$1,475,589	$112,467	$1,271,462	$1,514,291

      (17) Related Parties — Effective September 2, 2004 the Company entered into an agreement with WAJ, LLC (formerly Kilgore Consulting III, LLC) a management firm controlled by the Compass Group, who is the majority shareholder of the Company, to provide executive, financial and managerial oversight services to the Company (Note L).
      (18) Recent Accounting Pronouncements — In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, (Revised 2004): Share — Based Payment (“SFAS 123R”), which replaces SFAS No. 123 and supersedes APB No. 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the fiscal year that begins after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. The Company is required to adopt SFAS 123R in the first quarter of fiscal 2006, beginning January 1, 2006. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R. The Company is evaluating the requirements of SFAS 123R and has not yet determined the method of adoption or the effect of adopting SFAS 123R.

Silvue Technologies Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)

      In December 2004, the FASB issued SFAS No. 151, Inventory Costs — An Amendment of ARB No. 43, Chapter 4. SFAS No. 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material expenses to be recognized as current period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The standard is effective for fiscal years beginning after June 15, 2005. The Company believes the adoption of SFAS No. 151 will not have a material impact on its consolidated financial position or results of operations.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Corrections. SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 also provides guidance on the accounting for and reporting of error corrections. This statement is applicable for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate any effects for this statement on our consolidated financial position and results of operations.
NOTE C:     Risks And Uncertainties
      Foreign Sales — For the year ended December 31, 2005, the Company had sales of $4,309,142 in the United Kingdom and $4,350,093 in Japan. For the years ended December 31, 2004 and 2003 the Company had sales in the United Kingdom of $4,026,311 and $3,038,045, respectively.
      Major Customers — During 2005, the Company sold a substantial volume of its product to one customer. Sales to this customer totaled $2,220,678 or 13.0% of sales. At December 31, 2005, the amount due from this customer, and included in accounts receivable, was $301,508, which represents approximately 13.5% of trade accounts receivable at December 31, 2005.
      During 2004, the Company sold a substantial volume of its products to one customer. During the period January 1, 2004 through September 2, 2004, sales to this customer were $968,021 or 12.7% of sales. For the period September 3, 2004 through December 31, 2004, sales to this customer were $837,392 or 18.5% of sales. At December 31, 2004, the amount due from this customer, and included in accounts receivable, was $400,339, which represents approximately 23.1% of trade accounts receivable at December 31, 2004.
      Credit is extended for all customers based on financial condition, and generally, collateral is not required. Credit losses are provided for in the financial statements and consistently have been within management’s expectations.
NOTE D:     Acquisitions
      Acquisition of NAR — As discussed in Note A, in March 2005, the Company established SDC Asia Tech, Ltd., for the purpose of acquiring NAR. On April 1, 2005, SDC Asia Tech. Ltd. purchased the remaining 50% of the outstanding stock of NAR from NSG. Results of operations for the remaining 50% of NAR acquired in 2005 have been included in the financial statements of SDC from the date of acquisition through December 31, 2005. The acquisition was made for the purpose of acquiring access to certain markets in Asia, to expand manufacturing capabilities and to have global facilities to provide sales and technical support to customers.
      The Company issued a non-interest bearing promissory note to NSG for 400,000,000 Japanese Yen in payment for NSG’s equity and incurred acquisition related expenses of approximately $398,944. The note has a term of 5 years. The Company has accounted for the liability at the present value of the future payments using the cost of capital of SDC Asia Tech, Ltd. At March 31, 2005, this rate was 13.2%. At the acquisition date, the present value of the debt totaled $2,381,000.

Silvue Technologies Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)

      This acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuation, additional goodwill of $2,257,926 was recorded. Intangible assets acquired include technology and customer relationships.
      The following is a condensed balance sheet showing the fair value of the assets acquired and the liabilities assumed as of the date of acquisition:

Current Assets
Cash	$511,791
Accounts Receivable	730,908
Inventory	74,167
Other Assets	253,208

Total Current Assets	1,570,074
Property, Plant and Equipment	844,473
Other Assets	72,821
Intangible Assets	2,340,000
Goodwill	2,257,926

Total Assets	$7,085,294
Current Liabilities
Accounts Payable	$(334,311)
Other Current Liabilities	(871,728)

Total Current Liabilities	(1,206,039)
Deferred Tax Liability	(950,776)
Long-Term Liabilities	(69,854)
Pre-Acquisition Equity in Joint Venture	(806,324)
Write-up of investment in Joint Venture as part of purchase price allocation done in September 2004	(1,671,301)

Net Assets Acquired	$2,381,000

      The following unaudited Pro Forma financial information for the year ended December 31, 2005, for the period September 3, 2004 through December 31, 2004, for the period January 1, 2004 through September 2, 2004 and gives effect to the acquisition of NAR including the amortization of intangible assets, as if it had occurred on January 1, 2004. The information is provided for illustrative purpose only and is not necessarily indicative of the operating results that would have occurred if the transaction had been consummated on the date indicated, nor is it necessarily indicative of future operating results of the consolidated companies and should not be construed as representative of these results for any future period.

		Sept. 3, 2004	Jan. 1, 2004
	Year Ended	through	through
	Dec. 31, 2005	Dec. 31, 2004	Sept. 2, 2004

Revenue	$18,561,135	$5,912,762	$11,744,972

Income from continuing operations	$1,419,613	$81,896	$1,540,058

Silvue Technologies Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)

      Acquisition of SDC Technologies, Inc. — On September 2, 2004, the Company purchased 100% of the stock of SDC. Results of operations for SDC are included in the consolidated financial statements since that date. The acquisition was made for investment purposes. The aggregate cost of the acquisition was $21,851,600 of which $8,851,600 was paid in cash. The remaining cost of the acquisition was funded through the issuance of debt and equity. The following is a condensed balance sheet showing the fair values of the assets acquired and the liabilities assumed as of the date of acquisition:

Current Assets	$4,428,735
Property, Plant and Equipment, Net	855,984
Other Assets	336,385
Investment In Joint Venture	2,404,908
Deferred Financing Cost	447,059
Intangible Assets Arising From The Acquisition	11,152,000	*
Goodwill Arising From The Acquisition	9,108,727

Total Assets	28,733,798
Current Liabilities	3,100,087
Long-Term Liabilities	3,782,111

Total Liabilities	6,882,198

Net Assets Acquired	$21,851,600

*	Amount includes $458,000 of In-Process Research and Development which was subsequently written-off (see Note B(9)).
      Of the total amount of goodwill, $0 is expected to be deductible for income tax purposes.
      In connection with the purchase of SDC, the Company entered into an agreement with the sellers requiring that in the event the Company is merged, consolidated, recapitalized, reorganized, or there is a similar change of control within two years following the date of purchase (September 2, 2004), to the extent the consideration received is greater than $21 million plus the amount of any new equity investment or indebtedness incurred with any acquisition of a business, the sellers are entitled to receive a percentage of the excess consideration received.
      At the time that SDC was acquired (see Note A), no value was assigned to the Property, Plant and Equipment used in the application business located in Nevada (See Note R).
NOTE E:     Property, Plant And Equipment
      Property, Plant and Equipment consisted of the following:

	Estimated Useful Life	2005	2004

Building	3-38	$575,645	$—
Transportation Equipment	3-4	16,859	15,011
Machinery And Equipment	4-15	536,690	215,537
Furniture, Fixtures, And Office Equipment	2-15	561,754	548,586
Leasehold Improvements	shorter of 10 years or the lease term	45,058	45,058
Capital Projects In Progress	N/A	33,338	33,338

Total Property, Plant And Equipment		$1,769,344	$857,530

Silvue Technologies Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)

      Depreciation expense for the year ended December 31, 2005 was $404,052. Depreciation expense for the year ended December 31, 2004 was $323,408, of which $218,909 was for the pre-acquisition period ended September 2, 2004. Depreciation expense was $195,584 for the year ended December 31, 2003.
NOTE F:     Goodwill And Other Intangible Assets, Net
      The Company acquired goodwill and other intangible assets during 2005 and 2004. The changes in the net carrying amounts of goodwill for the years ended December 31, 2005 and 2004 are as follows:

	Goodwill

Balance December 31, 2003	$—
Acquired	9,108,727

Balance December 31, 2004	9,108,727
Acquired	2,156,876	*

Balance December 31, 2005	$11,265,603

      Intangible assets other than goodwill and trademarks, will be amortized by the Company using estimated useful lives of 6 to 17 years with no residual values. Intangible assets at December 31, 2005, are as follows:

		Patented	Customer	Other
	Trademarks	Technology	Relations	Technology	Total

Bal. Dec 31, 2003	$—	$—	$—	$—	$—
Acquired	709,000	4,441,000	4,610,000	934,000	10,694,000
Amortization	—	(92,521)	(90,392)	(25,944	(208,857)

Bal. Dec 31, 2004	709,000	4,348,479	4,519,608	908,056	10,485,143
Acquired	—	—	1,915,778	215,566	2,131,344 *
Amortization	—	(277,563)	(341,957)	(89,137)	(708,657)

Bal. Dec 31, 2005	$709,000	$4,070,916	$6,093,429	$1,034,485	$11,907,830

*	The difference in international goodwill and intangible assets reported at December 31, 2005, as compared to the goodwill and intangible assets presented in Note D as of April 1, 2005, was the result of fluctuations in the foreign currency exchange rates used to translate the balance in U.S. dollars.
      Total amortization expense relating to the above intangibles for the years ended December 31, 2005 and 2004 amounted to $708,657 and $208,857, respectively.
      Annual estimated amortization expense, based on the Companies’ intangible assets subject to amortization at December 31, 2005 is as follows:

2006	$733,197
2007	733,197
2008	733,197
2009	733,197
2010	733,197
Thereafter	7,532,845

$11,198,830

Silvue Technologies Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)

NOTE G:     Investment In Joint Venture
      Investments accounted for under the equity method at December 31, 2004 consisted of a joint venture (NAR) that was operated in Japan (see Note A). On April 1, 2005 the Company acquired the remaining outstanding stock of the Joint Venture and has included the operating results of NAR for the period April 1, 2005 through December 31, 2005 in the consolidated results of the Company.
      As of December 31, 2004 the Investment in the Joint Venture consisted of the following:

Nippon ARC Company, Ltd. (NAR) — (50%)	$2,474,793

      Following is a summary of financial position and results of operations of the investee company as of December 31, 2004:

2004

Current Assets	$1,354,483
Other Assets (Net)	1,047,632

Total Assets	$2,402,115

Current Liabilities	$629,554
Long-Term Liability	165,577

Total Liabilities	$795,131

Joint Venture Equity	$1,606,984

      The results of operations of NAR were as follows for the periods indicated:

		Years Ended December 31,
	Three Months Ended
	March 31, 2005	2004	2003

	(Unaudited)
Sales	$1,468,202	$5,521,146	$6,165,002

Net Income	$139,770	$538,182	$753,680

Company’s Proportionate Share of Earnings	$69,885	$269,091	$376,840

NOTE H:     DEBT
      In connection with the acquisition of SDC in September 2004, the Company entered into a credit agreement with US Bank National Association and Wisconsin Capital Corporation that provided for a revolving credit facility (line of credit) and various term loans. The proceeds from these borrowings were used to fund the purchase of SDC and to provide for working capital. The revolving credit facility and term loan agreements contain various covenant requirements, the most significant of which relate to fixed charge ratio, debt ratio, current ratio, limitations on capital expenditures and restrictions on dividend payments. The Company was in compliance with its covenants as of December 31, 2005.
      Line Of Credit — In 2005 and 2004, the Company had available a revolving line of credit up to $2,000,000. Borrowings under this facility at December 2005 and 2004 were $0. Monthly interest payments are made at a rate equal to one of the following as selected by the Company: LIBOR plus a margin ranging from 2.75% to 3.5% depending on the Company’s ratio of consolidated debt to earnings before interest, taxes, depreciation and amortization (EBITDA), or Prime plus a margin ranging from 1.25% to 2%, depending on the Company’s ratio of consolidated debt to EBITDA. The line of credit is secured by substantially all of the Company’s assets. The line of credit expires in September 2010.

Silvue Technologies Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)

Long-Term Debt

	2005	2004

Note payable to a bank, due in twenty-three quarterly installments ranging from $250,000 to $400,000 plus accrued interest. Interest accrues at a rate equal to one of the following as selected by the Company: LIBOR plus a margin ranging from 2.75% to 3.5% depending on the Company’s ratio of consolidated debt to EBITDA, or Prime plus a margin ranging from 1.25% to 2% depending on the Company’s ratio of consolidated debt to EBITDA. At December 31, 2005 and 2004, the rate was based on LIBOR and was 7.66% and 5.66%, respectively. The final principal and interest payment is due September 2010. The note is secured by all assets of the Company
	$5,975,000	$7,750,000
Note payable to a bank, interest only payments are due quarterly. All outstanding principal and unpaid interest is due at maturity. Interest accrues at a rate equal to one of the following as selected by the Company: LIBOR plus a margin ranging from 3.25% to 4.0% depending on the Company’s ratio of consolidated debt to EBITDA, or Prime plus a margin ranging from 1.75% to 2.5%, depending on the Company’s ratio of consolidated debt to EBITDA. At December 31, 2005 and 2004, the rate was based on LIBOR and was 8.16% and 6.16%, respectively. The final principal and interest payment is due September 2010. The note is secured by all assets of the Company
	2,000,000	2,000,000
Note payable to bank, interest only payments are due quarterly. All outstanding principal and unpaid interest is due at maturity. For the period September 2, 2004 through September 1, 2005, the rate of interest is equal to one of the following as selected by the Company: LIBOR plus a margin of 5.0%, or Prime plus a margin of 3%. Commencing on the first anniversary date and ending at the maturity date, the interest rate is equal to one of the following as selected by the Company: LIBOR plus a margin of 7%, or Prime plus a margin of 5%. At December 31, 2005 and 2004, the rate was based on LIBOR and was 11.19% and 7.16%, respectively. In addition to the quarterly interest payments, a yield enhancement fee equal to 5% for the period September 2, 2004 through September 1, 2005, and 3% for the period September 2, 2005 through maturity is due on the outstanding principal balance. The final interest payment, yield enhancement fee and principal are due September 2010. The note is secured by all assets of the Company
	3,000,000	3,000,000
Note payable to a bank, payable in monthly installments of $2,121, including principal and interest at a fixed rate of 6.24%, final payment January 2009, secured by equipment	71,168	91,099
On April 1, 2005 the Company acquired the remaining 50% interest in NAR, held by its former joint venture partner, for total consideration of 400,000,000 Japanese Yen (see also Note D). Terms of the note require 5 annual non-interest bearing payments on March 31 as follows:

March 31	Yen

2006	50,000,000
2007	50,000,000
2008	75,000,000
2009	75,000,000
2010	150,000,000

Silvue Technologies Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)

	2005	2004

The note is carried at the net present value of the future payments. The note is secured by the shares of stock of SDC Asia Tech, LTD. and by a standby letter of credit	2,164,184	—
Note payable to a Bank, with a maturity date of March 31, 2006, with interest calculated at a rate of 1.375%	127,248	—
Unrealized gain on interest rate swap (See Note S)	(125,290)	—

Total	13,212,310	12,841,099
Less: Current Maturities Of Long-Term Debt	1,620,843	1,053,213

Long-Term Debt	$11,591,467	$11,787,886

      Maturities of long-term debt outstanding as of December 31, 2005 exclusive of the unrealized gain on the interest rate swap are as follows:

Year Ended December 31:

2006	$1,620,843
2007	1,647,713
2008	1,851,143
2009	1,876,583
2010	6,341,318

$13,337,600

NOTE I:     Provision For Income Taxes
      The Company follows the provisions of SFAS No. 109, Accounting for Income Taxes. The provision (benefit) for income taxes from continuing operations for the year ended December 31, 2005, the pre-acquisition period ended September 2, 2004, the period of September 3, 2004 to December 31, 2004, and for the year ended December 31, 2003 are summarized as follows:

	Year Ended	Period of Sep. 3 to	Jan. 1 2004 to	Year Ended
	Dec. 31, 2005	Dec. 31, 2004	Sep. 2, 2004	Dec. 31, 2003

Current:
Federal	$719,336	$388,019	$505,443	$485,774
State	73,429	(35,831)	128,486	17,568
Foreign	740,999	261,697	271,824	348,938

	1,533,764	613,885	905,753	852,280
Deferred
Federal	(241,811)	(229,180)	(140,198)	215,519
State	(34,291)	87,549	(30,843)	(5,569)

	(276,102)	(141,631)	(171,041)	209,950
Provision For Income Taxes	$1,257,662	$472,254	$734,712	$1,062,230

      The Company’s effective income tax rate is different than what would be expected if the federal statutory rate were applied to income from continuing operations, primarily because of the valuation allowance for the foreign tax credit carry forward.
      At December 31, 2005 the Company has available Federal research and development credits of $227,123 fully expiring in 2025 and foreign tax credits of $1,361,661 fully expiring in 2015. At

Silvue Technologies Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)

December 31, 2004, the Company had available Federal research and development credits of $42,388 fully expiring in 2024 and $635,135 of foreign tax credits fully expiring in 2014. A valuation allowance has been established for 100% of the foreign tax credit carry forwards as of December 31, 2005 and 2004.
      Deferred income taxes consist of the following components at December 31, 2005 and 2004:

	2005	2004

Current
Section 263(a) Inventory Costs	$6,495	$4,028
Exclusion Of Accrued Expenses	254,065	203,129
State Income Taxes	153,621	159,949
Amounts Applicable to Discontinued Operations	(16,382)	29,413

Net Deferred Income Tax Asset	$397,799	$396,519

Non-Current
Excess Amortization	$(4,621,119)	$(4,074,527)
Excess Depreciation	382,398	556,521

Federal and State Tax Credits	1,588,748	1,402,392
Less Amounts Applicable to Discontinued Operations	(249,787)	(478,437)

	(2,899,724)	(2,594,051)
Valuation Allowance	(1,588,784)	(1,402,392)

Net Deferred Income Tax Liability	$(4,488,508)	$(3,996,443)

      Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse.
      SFAS No. 109 requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred foreign tax assets and liabilities will not be realized. At December 31, 2005 and 2004, the Company believes that none of the deferred tax credit carry forward assets will be realized in the future and thus, has recorded a valuation allowance equal to 100% of the deferred foreign tax credit carry forward and the deferred research and development tax credit carry forward assets.
      Included in Net Income from Discontinued Operations are the following tax provisions (Benefits):

Year Ended Dec. 31, 2005	$71,594
Sept. 3, 2004 — Dec. 31, 2004	$(6,942)
Jan. 1, 2004 — Sept. 2, 2004	$(66,649)
Year Ended Dec. 31, 2003	$(283,151)

Silvue Technologies Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)

NOTE J:     Capital Stock
      On February 24, 2005 the Board of Directors authorized a one-for-twenty reverse stock split of all classes of capital stock to stockholders of record as of that date.
      At December 31, 2005, the Company has the following classes of stock authorized and outstanding:
      Preferred stock:
      2,000,000 shares authorized, of which 150,000 shares are Series A Convertible Preferred Stock, par value $0.01 per share and 1,500,000 shares are Series B 13% Cumulative Mandatorily Redeemable Preferred Stock, par value $1.00 per share. The remaining 350,000 shares may be issued in one or more series as authorized by the Board of Directors. At December 31, 2005, total shares of Series A and Series B preferred stock issued and outstanding are 22,432 and 4,500, respectively. Preferred stockholders are entitled to a liquidation preference of the original issue price per share upon the liquidation, dissolution, or winding up of affairs of the Company. The original issue price for Series A Convertible Preferred Stock and Series B 13% Cumulative Mandatorily Redeemable Preferred Stock was $314.20 and $20.00 per share, respectively. At December 31, 2005 and 2004 the par value of the outstanding Series A preferred stock is $224 and $4,486, respectively.
      Each share of Series A convertible preferred stock is convertible into both (i) one share of Series A common stock and (ii) that number of shares of Series B redeemable preferred stock which equals an amount equal to the original issue price of the series A convertible preferred stock plus a 13% per annum return, compounded annually from the original issue date of such shares. Series A Convertible Preferred Stock is convertible at the option of two-thirds of the holders there of voting as a class (each share entitled to one vote) at any time or from time to time. The Company reduced retained earnings by approximately $0.5 million to record the beneficial conversion feature of receiving Common Stock upon conversion as a deemed distribution in September 2004. In addition, the Company has recorded the accretion for the 13% per annum increase in the value of the Series B Redeemable Preferred Stock also as a reduction of retained earnings (See Note T).
      Common Stock:
      At December 31, 2005, the Company has 250,000 shares of common stock authorized, of which 100,000 shares are Series A, par value $0.01 per share and 50,000 shares are Series B, par value $0.01 per share. The remaining 100,000 shares may be issued in one or more series as authorized by the Board of Directors. Each share of Series A common stock is entitled to one vote. Each share of Series B common stock is entitled to 10 votes. At December 31, 2005, total shares of Series A and Series B common stock issued and outstanding are 14,037 and 5,000, respectively. At December 31, 2005, the par value of the issued Series A and B common stock is $140 and $50, respectively. At December 31, 2004 the par value of the outstanding Series A and B common stock is $2,807 and $1,000, respectively.

Silvue Technologies Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)

NOTE K:     Operating Leases
      The Company leases building space under non-cancelable leases expiring between October 2006 and March 2015. The leases contain escalation clauses. Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2005, for each of the next five years and in the aggregate are as follows:

December 31,

2006	$210,230
2007	216,411
2008	218,299
2009	201,381
2010	47,367
Thereafter	140,792

Total Minimum Future Rental Payments	$1,034,480

      Rent expense for the year ended December 31, 2005 was $206,160. Rent expense for the year ended December 31, 2004, totaled $131,836, of which $79,288 was for the pre-acquisition period ended September 2, 2004. Rent expense for the year ended December 31, 2003 was $114,699.
NOTE L:     Management Services Agreement
      Effective September 2, 2004, the Company has an agreement with WAJ, LLC, (formerly Kilgore Consulting III, LLC) a management firm controlled by the Compass Group to provide executive, financial and managerial oversight services to the Company. The Company has agreed to pay the management firm an annual fee of $350,000 in four equal quarterly installments of $87,500 commencing December 31, 2004. The term of the agreement is for a three year period and automatically renews for successive one year periods unless terminated by either party. Other than for the cost of providing services under the management services agreement, which are included in the management fee, WAJ, LLC has not paid any obligations nor incurred any expenses on behalf of the Company. As of December 31, 2005 and 2004 there was no outstanding balance payable to WAJ, LLC.
NOTE M:     Employment Agreements
      Effective September 2, 2004, the Company has employment agreements with certain members of management. The Company has agreed to pay each member an annual base salary and performance bonus based on a target EBITDA level beginning with the year ended December 31, 2005. The aggregate of the base salaries under the contract is $648,000. Each employment agreement is for a three year period and automatically renews for successive one year periods unless terminated by either party.
NOTE N:     Current Vulnerability — Foreign Operations
      At December 31, 2005, the balance sheet includes cash, accounts receivable, inventories and property and equipment, net of accumulated depreciation, of $3,131,973, located at the Company’s operating facilities in England and Japan. At December 31, 2004 the balance sheets includes cash, accounts receivable, inventories and property and equipment, net of accumulated depreciation, of $1,324,023, located at the Company’s operating facilities in England. Although these countries are considered politically and economically stable, it is always possible that unanticipated events in foreign locations could disrupt the Company’s operations and realization of its assets.

Silvue Technologies Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)

NOTE O:     Retirement Savings Plans
      The Company has established a 401(k) savings plan (the “Plan”). The Plan is offered to all employees meeting minimum age and service requirements. Under the terms of the 401(k) savings plan the Company is required to contribute 3% of each participating employee’s salary with additional contributions at the discretion of the Company. Contributions to this Plan for the year ended December 31, 2005 totaled $170,779. Contributions to this Plan for the year ended December 31, 2004, totaled $164,083, of which $50,214 was for the pre-acquisition period ended September 2, 2004. Contributions to this plan for the year ended December 31, 2003 were $171,229.
NOTE P:     Stock Option Plan
      The Company implemented a stock option plan during 2005 which provides for the issuance of non-qualified and incentive stock options to employees, consultants, and directors of the Company and its subsidiaries. Under the plan, the maximum number of options that may be granted is 2,183. Under the terms of this plan, options are granted at not less than fair market value of the Company’s common stock, become exercisable as established by the Board of Directors (generally ratably over 3 to 5 years) and generally expire within 10 years from the date of grant. Fair value of the options at the date of grant is determined by the Company through the use of the minimum value method as provided in SFAS No. 123, “Accounting for Stock-Based Compensation.” During December 2004, the Financial Accounting Standards Board issued a revision of its Statement No. 123. The revised standard requires, among other things, that compensation cost for employee stock options be measured at fair value on the grant date and charged to expense over the employee’s requisite service period for the option. This standard is required to be adopted by the Company effective January 1, 2006.
      The following table summarizes stock option activity for the year ended December 31, 2005:

Granted	1,663
Forfeited	(82)
Cancelled	—

Balance — December 31, 2005	1,581

      The following table summarizes stock options outstanding and exercisable at December 31, 2005:

Outstanding
		Weighted Average
Shares	Exercise Price	Contractual Remaining Life

1,066	$183.60	9.33 Years
515	$350.00	9.75 Years

Exercisable
		Weighted Average
Shares	Exercise Price	Contractual Remaining Life

-0-	$183.60	9.33 Years
-0-	$350.00	9.75 Years
      The weighted average estimated fair market value of the employee stock options granted during 2005 was $56.09.

Silvue Technologies Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)

      Under SFAS 123R, compensation cost for options granted is recognized over the vesting period. The Company used the Black-Scholes pricing model to estimate the value of the options. The following assumptions were used:

Risk Free Interest Rate	4.21% and 4.39%
Expected Life	10 years
Expected Volatility	0%
Expected Dividend Yield	0%
NOTE Q:     Fair Value Of Financial Instruments
      The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.” The estimated fair values have been determined using available market information. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Accounts receivable, accounts payable and accrued expenses are not presented in the table below as the carrying amount for these items approximate fair value because of the short maturity of these instruments or because they are carried at fair value.

	December 31, 2005		December 31, 2004

	Cost Basis	Fair Value	Cost Basis	Fair Value

Assets:
Cash & Cash Equivalents	$1,515,731	$1,515,731	$1,006,720	$1,006,720

Liabilities:
Long-Term Debt	$11,591,467	$11,591,467	$11,787,886	$11,787,886

NOTE R:     Discontinued Operations
      During the fourth quarter of 2005, the Company made the decision to sell or otherwise divest its Application business in Henderson, Nevada. The Company determined that this decision met the criteria to classify it as held for sale. Accordingly, the Company has reflected this operation as discontinued in accordance with SFAS No. 144. For the year ended December 31, 2005, the Application business generated revenues of $4,010,827 and net income of $132,637. Assets and liabilities of the discontinued operations were as follows as of December 31:

Silvue Technologies Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)

	2005		2004

Current Assets
Cash	$71,541		$2,569
Accounts Receivable (net of allowance of $169,547 and $5,470)	511,947		646,309
Inventory	168,893		266,128
Prepaid Expenses	132,508		117,125
Deferred Taxes	16,382		—

Total	$901,271		$1,032,131

Other Assets
Deposits	$30,752		$30,752
Deferred Taxes	249,787		478,437

	$280,539		$509,189

Current Liabilities
Accounts Payable	$61,480		$315,125
Accrued Expenses	168,522		66,072
Deferred Taxes	—		29,413
Current Portion of Bank Loan	60,561	(A)	141,466	(A)

Total	$290,563		$552,076

Long-Term Liabilities
Long-Term Portion of Bank Loan	$114,787	(A)	$413,243	(A)

(A)	These amounts represent a note payable to a bank which is payable in monthly installments. At December 31, 2005 and 2004, the monthly payment was $6,466 and $14,628, respectively, including principal and interest at a variable rate. At December 31, 2005 and 2004, this variable rate was 7.62%, and 5.9%, respectively. Final payment on the note is due April 2008. The note is secured by the equipment at the Nevada location.
NOTE S:     Interest Rate Swap Agreement
      On December 21, 2004, the Company entered into an interest rate swap agreement to manage its exposure to interest rate movements in its variable rate debt. The Company pays interest at a fixed rate of 3.6% and receives interest from the counter party at three month LIBOR. At December 31, 2005 and 2004 the LIBOR rate was 4.53% and 2.56%, respectively. The notional principal amount at December 31, 2005 and 2004 was $7,000,000 and $8,500,000, respectively and decreases to $4,375,000 over the term of the agreement. The termination date of this agreement is September 30, 2007. As of December 31, 2005, the fair market value of the instrument was $125,290 and is reflected as an offset to interest expense of the period. As of December 31, 2004, the fair value of the instrument was not material.
NOTE T: Restatement of Previously Issued Financial Statements
      The Company has restated its previously issued consolidated financial statements to reflect the following adjustments:

•	to expense in-process research and development (IPR&D) of $458,000 that was recorded as part of the purchase price allocation in September 2004 (adjustment A),

•	to further reallocate the purchase price between goodwill and intangibles (adjustment B),

•	to record the accretion and beneficial conversion features for the convertible preferred stock not previously recognized (adjustment C),

Silvue Technologies Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Continued)

•	to correct an error in the provision for income taxes to reflect a lower utilization of foreign tax credits (adjustment D).
      The reallocation of the purchase price was made to reflect the related tax benefit of the intangibles that was not previously considered. The impact of this adjustment was to reclassify approximately $1.8 million from goodwill to other intangibles and to reflect $34,594 of additional amortization expense. The Company also recorded approximately $0.7 million of additional deferred tax liabilities associated with this change. The IPR&D did not have any alternative use and therefore should have been expensed at the time of acquisition. The impact of this adjustment was to reduce previously recorded intangibles by $458,000 and to reduce previously recorded net income by the same $458,000. The impact of recording the beneficial conversion and accretion features of the convertible preferred stock was to reduce retained earnings by $754,142 and to increase additional paid in capital by the same amount. The provision for income taxes was corrected to properly reflect the foreign tax credits available to offset the federal tax liability. As a result of this correction additional income tax expense of $328,163 and $202,281 was recorded for the years ended December 31, 2004 and 2003 and additional goodwill of $1,168,570 was recorded to reflect the additional purchase consideration paid in connection with this change.
      The following table summarizes the impact of the above adjustments:

				Preferred Stock
			Purchase	Beneficial
	Amount		Price	Conversion Feature
	Previously	I P R & D	Allocation	and Accretion	Tax Credit	Restated
	Reported(1)	Adjustment A	Adjustment B	Adjustment C	Adjustment D	Amounts

Balance Sheet at Dec. 31, 2004
Deferred Tax Asset	$1,153,899	$—	$—	$—	$(757,380)	$396,519
Intangible Assets	$9,161,282	$(458,000)	$1,781,861	$—	$—	$10,485,143
Goodwill	$9,066,612	$—	$(1,126,455)	$—	$1,168,570	$9,108,727
Income Taxes Payable	$876,380	$—	$—	$—	$848,409	$1,724,789
Deferred Tax Liability	$3,600,980	$—	$690,000	$—	$(294,537)	$3,996,443
Additional Paid-In Capital	$7,422,441	$—	$—	$754,142	$—	$8,176,583
Retained Earnings (Deficit)	$747,743	$(458,000)	$(34,594)	$(754,142)	$(142,682)	$(641,675)

Income Statement Period 9/3/04 through 12/31/04
Research and Development Expense	$178,931	$458,000	$—	$—	$—	$636,931
Amortization of Intangibles	$174,263	$—	$34,594	$—	$—	$208,857
Income Tax Expense	$329,572	$—	$—	$—	$142,682	$472,254

Income Statement Period 1/1/04 to 9/2/04
Income Tax Expense	$549,231	$—	$—	$—	$185,481	$734,712

Income Statement Year Ended 12/31/03
Income Tax Expense	$859,949	$—	$—	$—	$202,281	$1,062,230

(1)	Adjusted for Discontinued Operations Classification

     No dealer, salesperson or other individual has been authorized to give any information or to make any representation other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us or the underwriters. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

     Until                     (25 days after the date of this prospectus), all dealers that buy, sell or trade our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

14,000,000 Shares
Each Share Represents
One Beneficial Interest
in the Trust

PROSPECTUS

Book Runner
Ferris, Baker Watts
Incorporated

BB&T Capital Markets
a division of Scott & Stringfellow, Inc.
J.J.B. Hilliard, W.L. Lyons Inc.
Oppenheimer & Co.
Sanders Morris Harris

Ladenburg Thalmann & Co. Inc.
Maxim Group LLC
                    , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount and commissions and the representative non-accountable expense allowance) will be as follows:

SEC Registration Fee	$30,763
Financial Advisory Fee	$525,000
NASD Filing Fee	$29,250
Listing Application Fee	$5,000
Accounting Fees and Expenses	$1,635,000
Printing and Engraving Expenses	$750,000
Legal Fees and Expenses	$2,800,000
Hart Scott Rodino Filing Fee	$125,000
Miscellaneous(1)	$104,987

Total	$6,000,000

(1)	This amount represents additional expenses that may be incurred by the company or underwriters in connection with the offering over and above those specifically listed above, including distribution and mailing costs.

Item 14.	Indemnification of Directors and Officers.
      Certain provisions of our LLC agreement are intended to be consistent with Section 145 of the Delaware General Corporation Law, which provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceedings to which he is, or is threatened to be made, a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceedings, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.
      Our LLC agreement includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the company or its members;

•	for acts or omissions not in good faith or a knowing violation of law;

•	regarding unlawful dividends and stock purchases analogous to Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper benefit.
      Our LLC agreement provides that:

•	we must indemnify our directors and officers, manager and members to the equivalent extent permitted by Delaware General Corporation Law;

•	we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by the company’s board of directors; and

•	we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the extent permitted by Delaware law and may advance expenses as incurred to our other employees and agents, unless otherwise determined by the company’s board of directors.

      The indemnification provisions contained in our LLC agreement are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of members or disinterested directors or otherwise.
      In addition, we will maintain insurance on behalf of our directors and executive officers and certain other persons insuring them against any liability asserted against them in their respective capacities or arising out of such status.
      Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement, we have agreed to indemnify the underwriters and the underwriters have agreed to indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.
      Not Applicable

Item 16.	Exhibits and Financial Statement Schedules.
      (a) The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description

1.1	Form of Underwriting Agreement*
2.1	Form of Stock Purchase Agreement by and among Compass Group Diversified Holdings LLC, Compass Group Investments, Inc., Compass CS Partners, L.P., Compass CS II Partners, L.P., Compass Crosman Partners, L.P., Compass Advanced Partners, L.P. and Compass Silvue Partners, L.P.
3.1	Certificate of Trust of Compass Diversified Trust†
3.2	Trust Agreement dated as of November 18, 2005 of Compass Diversified Trust†
3.3	Certificate of Formation of Compass Group Diversified Holdings LLC†
3.4	LLC Agreement dated as of November 18, 2005 of Compass Group Diversified Holdings LLC†
3.5	Form of Amended and Restated Trust Agreement of Compass Diversified Trust*
3.6	Form of Amended and Restated Operating Agreement of Compass Group Diversified Holdings LLC*
4.1	Specimen certificate evidencing share of trust stock of Compass Diversified Trust (included in 3.2)
4.2	Specimen certificate evidencing Trust interest of Compass Group Diversified Holdings LLC*
5.1	Form of Opinion of Sutherland Asbill & Brennan LLP*
5.2	Form of Opinion of Richards, Layton & Finger, P.A.*
8.1	Form of Tax Opinion*
10.1	Form of Management Services Agreement among Compass Group Diversified Holdings LLC and certain of its subsidiaries named therein and Compass Group Management LLC*
10.2	Form of Option Plan*
10.3	Form of Registration Rights Agreement*
10.4	Form of Supplemental Put Agreement*
10.5	Employment Agreement by and between Compass Group Management LLC and James Bottiglieri dated as of September 28, 2005
10.6	Form of Private Placement Agreement by and between Compass Group Diversified Holdings LLC and Compass Group Investments, Inc.*
10.7	Form of Private Placement Agreement by and between Compass Group Diversified Holdings LLC and Pharos I LLC*
10.8	Form of Credit Agreement by and between Compass Group Diversified Holdings LLC and each of the initial businesses*
10.9	Shareholders’ Agreement for holders of CBS Personnel Holdings, Inc. Class C common stock
10.10	Stockholder’s Agreement for holders of Crosman Acquisition Corp. common stock
10.11	Stockholder’s Agreement for holders of Compass AC Holdings, Inc. common stock
10.12	Stockholder’s Agreement for holders of Silvue Technologies Group, Inc. common stock

Exhibit No.	Description

10.13	Form of Lock-up Agreement*
10.14	Diablo Marketing LLC Members Agreement
10.15	Management Services Agreement by and between Compass CS Inc. and Kilgore Consulting II LLC dated as of October 13, 2000
10.16	Form of Amendment of Management Services Agreement by and between Compass CS Inc. and Kilgore Consulting II LLC
10.17	Management Services Agreement by and between Crosman Corporation and Kilgore Consulting III LLC dated as of February 10, 2004
10.18	Form of Amendment of Management Services Agreement by and between Crosman Corporation and Kilgore Consulting III LLC
10.19	Management Services Agreement by and between Advanced Circuits, Inc. and WAJ, LLC dated as of September 20, 2005
10.20	Form of Amendment of Management Services Agreement by and between Advanced Circuits, Inc. and WAJ, LLC
10.21	Management Services Agreement by and between SDC Technologies, Inc. and Kilgore Consulting III LLC dated as of September 2, 2004
10.22	Form of Second Amendment of Management Services Agreement by and between SDC Technologies, Inc. and Kilgore Consulting III LLC
10.23	Form of Amendment to Stockholders’ Agreement for holders of Silvue Technologies Group, Inc. common stock
10.24	Commitment Letter by and among Compass Group Diversified Holdings LLC The Compass Group International LLC and Ableco Finance LLC
23.1	Consent of Grant Thornton LLP
23.2	Consent of Grant Thornton LLP
23.3	Consent of PricewaterhouseCoopers LLP
23.4	Consent of PricewaterhouseCoopers LLP
23.5	Consent of Bauerle and Company, P.C.
23.6	Consent of White, Nelson & Co. LLP
23.7	Consent of Grant Thornton LLP
23.8	Consent of Grant Thornton LLP
23.9	Consent of Sutherland, Asbill & Brennan LLP (included in exhibit 5.1)*
23.10	Consent of Richards, Layton & Finger, P.A. (included in exhibit 5.2)*
24	Powers of Attorney†
99.1	Consent of Duff & Phelps LLC

*	To be filed by amendment.

†	Previously filed on December 14, 2005.

(b)	All financial statement schedules required pursuant to this item were either included in the financial information set forth in the prospectus or are inapplicable, and, therefore, have been omitted.

Item 17.	Undertakings.
      The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registration or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:
      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westport, in the State of Connecticut, on April 13, 2006.

COMPASS DIVERSIFIED TRUST

By:	COMPASS GROUP DIVERSIFIED

HOLDINGS LLC, as Sponsor

By:	/s/ I. Joseph Massoud

I. Joseph Massoud
Chief Executive Officer

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westport, in the State of Connecticut, on April 13, 2006.

COMPASS GROUP DIVERSIFIED HOLDINGS LLC

By:	/s/ I. Joseph Massoud

I. Joseph Massoud
Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ I. Joseph Massoud I. Joseph Massoud		Chief Executive Officer (Principal Executive Officer) and Director	April 13, 2006

/s/ James J. Bottiglieri James J. Bottiglieri		Chief Financial Officer (Principal Financial and Accounting Officer) and Director	April 13, 2006

* C. Sean Day		Director	April 13, 2006

* D. Eugene Ewing		Director	April 13, 2006

* Ted Waitman		Director	April 13, 2006

* Harold S. Edwards		Director	April 13, 2006

* Mark H. Lazarus		Director	April 13, 2006

*By:	/s/ I. Joseph Massoud I. Joseph Massoud Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement*
2.1	Form of Stock Purchase Agreement by and among Compass Group Diversified Holdings LLC, Compass Group Investments, Inc., Compass CS Partners, L.P., Compass CS II Partners, L.P., Compass Crosman Partners, L.P., Compass Advanced Partners, L.P. and Compass Silvue Partners, L.P.
3.1	Certificate of Trust of Compass Diversified Trust†
3.2	Trust Agreement dated as of November 18, 2005 of Compass Diversified Trust†
3.3	Certificate of Formation of Compass Group Diversified Holdings LLC†
3.4	LLC Agreement dated as of November 18, 2005 of Compass Group Diversified Holdings LLC†
3.5	Form of Amended and Restated Trust Agreement of Compass Diversified Trust*
3.6	Form of Amended and Restated Operating Agreement of Compass Group Diversified Holdings LLC*
4.1	Specimen certificate evidencing share of trust stock of Compass Diversified Trust (included in 3.2)
4.2	Specimen certificate evidencing Trust interest of Compass Group Diversified Holdings LLC*
5.1	Form of Opinion of Sutherland Asbill & Brennan LLP*
5.2	Form of Opinion of Richards, Layton & Finger, P.A.*
8.1	Form of Tax Opinion*
10.1	Form of Management Services Agreement among Compass Group Diversified Holdings LLC and certain of its subsidiaries named therein and Compass Group Management LLC*
10.2	Form of Option Plan*
10.3	Form of Registration Rights Agreement*
10.4	Form of Supplemental Put Agreement*
10.5	Employment Agreement by and between Compass Group Management LLC and James Bottiglieri dated as of September 28, 2005
10.6	Form of Private Placement Agreement by and between Compass Group Diversified Holdings LLC and Compass Group Investments, Inc.*
10.7	Form of Private Placement Agreement by and between Compass Group Diversified Holdings LLC and Pharos I LLC*
10.8	Form of Credit Agreement by and between Compass Group Diversified Holdings LLC and each of the initial businesses*
10.9	Shareholders’ Agreement for holders of CBS Personnel Holdings, Inc. Class C common stock
10.10	Stockholder’s Agreement for holders of Crosman Acquisition Corp. common stock
10.11	Stockholder’s Agreement for holders of Compass AC Holdings, Inc. common stock
10.12	Stockholder’s Agreement for holders of Silvue Technologies Group, Inc. common stock
10.13	Form of Lock-up Agreement*
10.14	Diablo Marketing LLC Members Agreement
10.15	Management Services Agreement by and between Compass CS Inc. and Kilgore Consulting II LLC dated as of October 13, 2000
10.16	Form of Amendment of Management Services Agreement by and between Compass CS Inc. and Kilgore Consulting II LLC
10.17	Management Services Agreement by and between Crosman Corporation and Kilgore Consulting III LLC dated as of February 10, 2004
10.18	Form of Amendment of Management Services Agreement by and between Crosman Corporation and Kilgore Consulting III LLC
10.19	Management Services Agreement by and between Advanced Circuits, Inc. and WAJ, LLC dated as of September 20, 2005
10.20	Form of Amendment of Management Services Agreement by and between Advanced Circuits, Inc. and WAJ, LLC

Exhibit No.	Description

10.21	Management Services Agreement by and between SDC Technologies, Inc. and Kilgore Consulting III LLC dated as of September 2, 2004
10.22	Form of Second Amendment of Management Services Agreement by and between SDC Technologies, Inc. and Kilgore Consulting III LLC
10.23	Form of Amendment to Stockholders’ Agreement for holders of Silvue Technologies Group, Inc. common stock
10.24	Commitment Letter by and among Compass Group Diversified Holdings LLC The Compass Group International LLC and Ableco Finance LLC
23.1	Consent of Grant Thornton LLP
23.2	Consent of Grant Thornton LLP
23.3	Consent of PricewaterhouseCoopers LLP
23.4	Consent of PricewaterhouseCoopers LLP
23.5	Consent of Bauerle and Company, P.C.
23.6	Consent of White, Nelson & Co. LLP
23.7	Consent of Grant Thornton LLP
23.8	Consent of Grant Thornton LLP
23.9	Consent of Sutherland, Asbill & Brennan LLP (included in exhibit 5.1)*
23.10	Consent of Richards, Layton & Finger, P.A. (included in exhibit 5.2)*
24	Powers of Attorney†
99.1	Consent of Duff & Phelps LLC

*	To be filed by amendment.

†	Previously filed on December 14, 2005.

(b)	All financial statement schedules required pursuant to this item were either included in the financial information set forth in the prospectus or are inapplicable, and, therefore, have been omitted.